082-35186

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APR 22 2008

Washington, DC
106

PROGRAM CIRCULAR
PART A


BANCO DO BRASIL


08002359

Banco do Brasil S.A.

(incorporated in The Federative Republic of Brazil with limited liability)

U.S.$1,000,000,000

Global Medium-Term Note Program

for the issue of Notes due from 30 days to 30 years from the date of issue

Under the global medium-term note program (the "Program") Banco do Brasil S.A. ("Banco do Brasil" or the "Bank") (whether acting through its head office or through a specified branch outside Brazil) or the Bank acting jointly and severally with any one of its designated subsidiaries named herein or a subsequently appointed designated subsidiary (each a "Designated Subsidiary") (the "Issuer") may from time to time issue global medium-term notes (the "Notes") denominated in such currencies as may be agreed with the Dealers (as defined below). The Notes may be issued on a continuing basis to one or more of the Dealers. The Notes will have maturities from 30 days to 30 years from the date of issue (except as set out herein). The Notes will bear interest on a fixed or floating rate basis, or be issued on a fully discounted basis and not bear interest. Subject as set out herein, the maximum aggregate nominal amount of all Notes issued under the Program will not exceed U.S.$1,000,000,000 (or its equivalent in other currencies at the time of agreement to issue, subject as further set out herein). Notes will be issued in one or more series (each a "Series") having one or more issue dates and the same maturity date, bearing interest on the same basis and at the same rate, and on terms otherwise identical (except in relation to interest commencement dates and matters related thereto). Each Series shall be all in bearer form or all in registered form and may be issued in one or more tranches (each a "Tranche") on different issue dates. Details applicable to each Tranche and Series will be specified in a supplement to this document (a "Pricing Supplement"). The Notes will be issued on a continuing basis to or through J.P. Morgan Europe Limited, J.P. Morgan Securities Inc., BB Securities Limited, Citigroup Global Markets Limited, Citicorp Securities, Inc., Credit Suisse First Boston LLC, Credit Suisse First Boston (Europe) Limited, ING Bank N.V., Curaçao branch, Merrill Lynch International, Merrill Lynch Pierce Fenner & Smith Incorporated and other dealers appointed in respect of a particular Tranche (each a "Dealer" and together the "Dealers").

Prospective investors should have regard to the considerations described under "Risk Factors" included in Part B of this Program Circular.

Application has been made to list the Notes under the Program on the Official List of the Luxembourg Stock Exchange and for such Notes to be admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange. The Bank may apply to, but is not obliged to, admit the Notes to be issued under the Program to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market. The Pricing Supplement applicable to a Series will specify whether or not Notes of such Series have been admitted to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market. In case the Notes are not admitted to listing on the Luxembourg Stock Exchange and to trading on the Euro MTF market, the Bank is not obliged to list the Notes on any other stock exchange. Notes that are sold to qualified institutional buyers are expected to be designated as being eligible for trading in the PORTAL[SM] Market, a subsidiary of the NASDAQ Stock Market Inc.

This Program Circular constitutes a base prospectus for the purposes of listing Notes on the Luxembourg Stock Exchange and trading on the Euro MTF market for the purpose of the Luxembourg Law dated July 10, 2005 on Prospectuses for Securities. It should be read and construed together with any Pricing Supplement, which constitutes the final terms for the purpose of the Luxembourg Law dated July 10, 2005 on Prospectuses for Securities, and supplemental information memorandum and with any documents incorporated by reference herein. Information in this Program Circular replaces and supersedes any information in the Program Circular of the Bank dated December 15, 2004 and should only be used as base for the Notes to be issued under the Program as set forth in the Pricing Supplement.

Notes of each Tranche of each Series to be issued in bearer form ("Bearer Notes" comprising a "Bearer Series") will initially be represented by interests in a temporary global Note or by a permanent global Note, in either case in bearer form (a "Temporary Global Note" and a "Global Note", respectively), without interest coupons, which will be deposited with a common depositary on behalf of Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") on the relevant issue date. As indicated in the relevant Pricing Supplement, interests in a Temporary Global Note will be exchangeable, in whole or in part, for interests in a Global Note on or after the date 40 days after the later of the commencement of the offering and the issue date (the "Exchange Date"), upon certification as to non-U.S. beneficial ownership. Definitive Bearer Notes will only be available in certain limited circumstances as described herein. Notes of each Tranche of each Series to be issued in registered form ("Registered Notes" comprising a "Registered Series") and which are sold in "offshore transactions" in reliance on Regulation S under the U.S. Securities Act of 1933 (the "Securities Act") will initially be represented by interests in one or more definitive global unrestricted Registered Notes (each a "DTC Unrestricted Global Note"), without interest coupons, which will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company ("DTC"). Until the expiration of 40 days after the later of the commencement of the offering of a Tranche of a Registered Series and the issue date thereof, beneficial interests in a DTC Unrestricted Global Note may be held only through Euroclear or Clearstream, Luxembourg. Notes in each Tranche of each Registered Series sold within the United States to a "qualified institutional buyer" in reliance on Rule 144A under the Securities Act, as referred to in, and subject to the transfer restrictions described in, "Subscription and Sale and Transfer Restrictions", will initially be represented by a definitive global restricted Registered Note (each a "DTC Restricted Global Note" and, together with any DTC Unrestricted Global Notes, the "DTC Global Notes"), without interest coupons, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC on its issue date. Beneficial interests in a DTC Unrestricted Global Note and a DTC Restricted Global Note will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants, including depositaries for Clearstream, Luxembourg and Euroclear. Notes in each Tranche of a Registered Series sold within the United States to an institutional "accredited investor" in reliance on Regulation D under the Securities Act, as referred to in, and subject to the transfer restrictions described in, "Subscription and Sale and Transfer Restrictions", will initially be represented by individual definitive restricted Registered Notes, without interest coupons, which will be delivered to or to the order of, and registered in the name of, such institutional accredited investors or a nominee thereof. See "Clearing and Settlement".

The date of this Program Circular is July 13, 2007.

PROCESSED
MAY 12 2008
THOMSON REUTERS

Each of the Bank and each Designated Subsidiary, having made all reasonable enquiries, confirms that this Program Circular contains all information with respect to the Bank, each Designated Subsidiary, the Bank and its subsidiaries and affiliates taken as a whole (the "Group"), Brazil, the Program and the Notes to be issued under the Program which is material in the context of the issue and offering of the Notes, that such information contained in this Program Circular is true and accurate in all material respects and is not misleading, that the opinions and intentions expressed in this Program Circular are honestly held and have been reached after considering all relevant circumstances and are based on reasonable assumptions, that there are no other facts the omission of which would, in the context of the offering and issue of the Notes hereunder, make any statement in this Program Circular as a whole misleading in any material respect. Each of the Bank and each Designated Subsidiary accepts responsibility accordingly. The obligations of the Bank and the Designated Subsidiaries in respect of the Notes are not in any way guaranteed by, or otherwise backed by the credit of, Brazil or any agency or political subdivision thereof.

This Program Circular (composed of Parts A, B and C) does not constitute an offer of, or an invitation by or on behalf of the Bank, any Designated Subsidiary, any of the Dealers (as set out in "Summary of Terms and Conditions of the Program and the Notes") or the Trustee (as defined herein) to subscribe or purchase, any of the Notes. The distribution of this Program Circular and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Program Circular comes are required by the Bank, the Designated Subsidiaries, the Dealers and the Trustee to inform themselves about and to observe any such restrictions. For a description of certain further restrictions on offers and sales of Notes and distribution of this Program Circular, see "Subscription and Sale and Transfer Restrictions".

No person is authorised to give any information or to make any representation not contained in this Program Circular and any information or representation not so contained must not be relied upon as having been authorised by or on behalf of the Bank, any Designated Subsidiary, any of the Dealers, or the Trustee. The delivery of this Program Circular at any time does not imply that the information contained in it is correct as at any time subsequent to its date.

THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS PROGRAM CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND THE NOTES MAY INCLUDE BEARER NOTES THAT ARE SUBJECT TO U.S. TAX LAW REQUIREMENTS. SUBJECT TO CERTAIN EXCEPTIONS, THE NOTES MAY NOT BE OFFERED OR SOLD OR, IN THE CASE OF BEARER NOTES, DELIVERED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT ("REGULATION S")). THIS PROGRAM CIRCULAR HAS BEEN PREPARED BY THE BANK AND THE DESIGNATED SUBSIDIARIES FOR USE IN CONNECTION WITH THE OFFER AND SALE OF THE NOTES OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN RELIANCE ON REGULATION S AND WITHIN THE UNITED STATES TO "QUALIFIED INSTITUTIONAL BUYERS" IN RELIANCE ON RULE 144A UNDER THE SECURITIES ACT ("RULE 144A") AND TO INSTITUTIONAL "ACCREDITED INVESTORS" IN RELIANCE ON REGULATION D UNDER THE SECURITIES ACT AND FOR THE LISTING OF THE NOTES ON THE LUXEMBOURG STOCK EXCHANGE. PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT SELLERS OF THE NOTES MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A. FOR A DESCRIPTION OF THESE AND CERTAIN FURTHER RESTRICTIONS ON OFFERS AND SALES OF THE NOTES AND DISTRIBUTION OF THIS PROGRAM CIRCULAR, SEE "SUBSCRIPTION AND SALE AND TRANSFER RESTRICTIONS".

TO NEW HAMPSHIRE RESIDENTS: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER RSA 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSONS, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Certain amounts included in this Program Circular have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

References herein to "U.S.$", "$", "U.S. Dollars" or "Dollars" are to United States Dollars, references to "Brazilian Real," "Brazilian Reais," "Real," "Reais" or "R$" are to Brazilian Reais and references to "Pounds" and "Sterling" are to Pounds Sterling. References to "billions" are to thousands of millions.

The operations of the Group are based primarily in Brazil and the financial statements contained in this Program Circular are expressed in Reais. The bank selling rate of Reais for U.S. Dollars on July 12, 2007, the Commercial Market rate was R$1.87 per U.S.$1.00. Further information regarding the exchange rate system in Brazil is given under "Foreign Exchange Rates and Exchange Controls".

In connection with the issue of any Tranche of Notes, the Dealer or Dealer (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Mananger(s)) in the applicable Pricing Supplement may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or person(s) acting on behalf of any stabilising Manager(s)) in accordance with all applicable laws and rules.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED IN THE PROGRAM CIRCULAR

This Program Circular is comprised of:

(1) this Part A;

(2) the information describing the Bank up to March 31, 2007 set out in Part B;

(3) the information summarizing certain differences between Accounting Practices Adopted in Brazil or Brazilian GAAP and United States generally accepted accounting principles ("U.S. GAAP") and certain differences between Accounting Practices Adopted in Brazil and International Financial Reporting Standards set out in Part C; and

The following documents shall be deemed to form part of, and shall be incorporated by reference in, this Program Circular:

(1) the most recently published annual financial statements of each of the Bank and the Designated Subsidiaries covering the two financial years most recently ended, from time to time (which, as of the date of this Program Circular, are as at, and for the years ended, December 31, 2006 and 2005 and are set out in Part C) and the most recently published quarterly financial statements of each of the Bank and its Subsidiaries, each prepared in accordance with accounting practices adopted in Brazil and, in the case of non-Brazilian Designated Subsidiaries, prepared under generally accepted accounting principles of their jurisdiction of incorporation and, in each case, in the English language;

(2) all amendments and supplements to this Program Circular prepared from time to time in accordance with the undertaking by each of the Bank and each Designated Subsidiary in the Dealer Agreement described below; and

(3) the applicable Pricing Supplement prepared in respect of any Series of Notes issued under the Program;

save that any statement contained herein or in a document all or the relative portion of which is incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Program Circular to the extent that a statement contained in any such subsequent document all or the relative portion of which is or is deemed to be incorporated by reference herein modifies or supersedes such earlier statement.

References to this "Program Circular" shall be taken to mean this document and all the documents from time to time incorporated by reference herein and forming part hereof.

Each of the Bank and each Designated Subsidiary will, at the specified offices of the Paying Agents and Transfer Agents (each as defined under "Terms and Conditions of the Notes"), provide, without charge, to each person to whom a copy of this Program Circular has been delivered, upon the oral or written request of any such person, a copy of any or all of the documents incorporated herein by reference. Written or oral requests for such documents should be directed to the specified office of any Paying Agent or Transfer Agent or the specified office of the Paying Agent in Luxembourg.

Each of the Bank and each Designated Subsidiary has agreed to comply with any undertakings given by it from time to time to the Luxembourg Stock Exchange in connection with the Notes and, without prejudice to the generality of the foregoing, shall furnish to the Luxembourg Stock Exchange all such information as the Luxembourg Stock Exchange may require in connection with the listing on the Luxembourg Stock Exchange of the Notes. The Bank and the Designated Subsidiaries shall, during the continuance of the Program, prepare a supplement to this Program Circular or publish a new Program Circular whenever required by the rules of the Luxembourg Stock Exchange and in any event if there is a significant change affecting any matter contained in this Program Circular or a significant new matter arises the inclusion of information in respect of which would have been so required if it had arisen when this Program Circular was prepared.

FORWARD-LOOKING STATEMENTS

This Program Circular contains statements that constitute forward looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements appear in a number of places in this Program Circular, principally in "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Recent Developments" and "Business of Banco do Brasil S.A.", and include statements regarding the intent, belief or current expectations of the Bank or those of its officers with respect to, among other things, the use of proceeds of the offering, the Bank's financing plans, trends affecting the Bank's financial condition or results of operations, the impact of competition and future plans and strategies. These statements reflect the Bank's views with respect to such matters and are subject to risks, uncertainties and assumptions, including, among other things:

- general economic, political and business conditions, both in Brazil and abroad;
- management's expectations and estimates concerning the Bank's future financial performance, financing plans and programs, and the effects of competition;
- the Bank's level of capitalization and debt;
- anticipated trends and competition in the Brazilian banking and financial services industries;
- the market value of Brazilian government securities;
- interest rate fluctuations, inflation and the value of the *Real* in relation to the U.S. Dollar;
- existing and future governmental regulation and tax matters;
- increases in defaults by borrowers and other loan delinquencies and increases in the provision for loan losses;
- customer loss, revenue loss and deposit attrition;
- the Bank's ability to sustain or improve performance;
- credit and other risks of lending and investment activities; and
- other risk factors as set forth under "Risk Factors".

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", "plan", "target", "project", "forecast", "guideline", "should", and similar words are intended to identify forward looking statements but are not the exclusive means of identifying such statements. The Bank does not undertake any obligation to update publicly or revise any forward looking statements because of new information, future events or other factors. In light of these risks and uncertainties, the forward looking events and circumstances discussed in this Program Circular might not occur. The Bank's actual results could differ substantially from those anticipated in such forward looking statements.

In this Program Circular, unless otherwise specified, references to "U.S.$", "$", "U.S. Dollar" or "Dollar" are to the United States Dollar; references to "R$", "*Real*" or "*Reais*" are to Brazilian *Reais*, the official currency of Brazil since July 1, 1994.

DESCRIPTION OF THE PROGRAM

The Issuer may, from time to time, issue Notes denominated in such currencies as may be agreed with the relevant Dealer(s).

The issue price, issue date, maturity date, nominal amount and interest rate (if any) applicable to any Note and any other relevant provisions of such Note will be agreed between the Issuer and the relevant Dealer(s) at the time of agreement to issue and will be specified in the applicable Pricing Supplement, as more fully described under "Form of the Notes".

Subject as set out herein, this Program Circular and any supplement hereto will only be valid for listing Notes on the Luxembourg Stock Exchange up to an aggregate nominal amount of U.S.$1,000,000,000 (or its equivalent in the other currencies specified herein), calculated by reference to the Exchange Rate (as described in the penultimate paragraph of "Form of the Notes") and otherwise on the basis specified in "Form of the Notes".

SUMMARY OF TERMS AND CONDITIONS OF THE PROGRAM AND THE NOTES

The following does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Program Circular and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined or used in "Form of the Notes" and "Terms and Conditions of the Notes" shall have the same meaning in this Summary:

Issuer:	Banco do Brasil S.A. (whether acting through its head office or through a specified branch outside Brazil) or Banco do Brasil S.A. jointly and severally with any one of the Designated Subsidiaries.
Arranger:	J.P. Morgan Europe Limited
Dealers:	J.P. Morgan Europe Limited, J.P. Morgan Securities Inc., BB Securities Limited, Citigroup Global Markets Limited, Citicorp Securities, Inc., Credit Suisse First Boston LLC, Credit Suisse First Boston (Europe) Limited, ING Bank N.V., Curaçāo branch, Merrill Lynch International, Merrill Lynch Pierce Fenner & Smith Incorporated and such other dealers as may be appointed in respect of the Program or a particular Tranche.
Specified Currencies:	U.S. Dollars, Euro, Sterling or such other currency as may be agreed between the Issuer, the relevant Dealer(s) and the Trustee.
Amount:	Up to U.S.$1,000,000,000 (or its equivalent in other currencies calculated as set out herein) aggregate nominal amount of Notes. Under the Dealer Agreement, the nominal amount of Notes which may be issued under the Program may be increased, subject to the satisfaction of certain conditions set out therein. For the purpose of calculating the aggregate nominal amount of Notes outstanding, Notes issued at a discount shall be treated as having been issued at their accrued original issue discount calculated by reference to the amortisation yield formula as specified in the applicable Pricing Supplement or, if none is specified in the applicable Pricing Supplement, their face amount and Notes issued at a premium shall be treated as having been issued at the amount of their net proceeds received by the Issuer.
Maturities:	Subject to compliance with all relevant laws and directives, any maturity between 30 days and 30 years, or in each case such other maximum or minimum maturity as may be allowed or required from time to time by the relevant central bank (or equivalent body (however called)) or any laws or regulations applicable to the relevant currency or currencies.
Issue Price:	Notes may be issued at par or at a discount or premium to par.
Method of Issue:	The Notes will be issued on a continuous basis, which may include syndicated placements. Further Notes may be issued as part of an existing Series.
Rate of Interest:	Notes maybe issued on a fixed rate, a floating rate or zero coupon basis.
Fixed Rate Notes:	Fixed rate interest will be payable in arrear on the date or dates as agreed between the Issuer and the relevant Dealer(s) in each year (as specified in the applicable Pricing Supplement). Interest will be calculated on the basis specified in the applicable Pricing Supplement.

Floating Rate Notes:	Floating Rate Notes will bear interest set separately for each Series either: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc.; or (ii) by reference to LIBOR, LIBID, LIMEAN, EURIBOR or such other benchmark as may be specified in the applicable Pricing Supplement, as adjusted for any applicable margin. Floating Rate Notes may have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes will be payable on each Specified Interest Payment Date and will be calculated on the basis specified in the applicable Pricing Supplement.
Interest Periods for Floating Rate Notes:	Such period(s) as the Issuer and the relevant Dealer(s) may agree (as indicated in the applicable Pricing Supplement).
Zero Coupon Notes:	Zero Coupon Notes do not bear interest but will ordinarily be issued at a discount to their nominal amount. The amount payable on early redemption of a Zero Coupon Note will be specified in the applicable Pricing Supplement.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as may be specified in the applicable Pricing Supplement.
Index Linked Notes:	Payments of principal in respect of Index Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the applicable Pricing Supplement.
Equity-Linked Option:	Equity-linked Notes may be issued under the Program on an underwritten basis as agreed between the relevant Dealer(s) and the Issuer. Equity-linked Notes may include Fixed Interest Rate Notes with detachable equity call warrants exercisable into shares of third parties or Notes exchangeable into shares of third parties, subject to all applicable laws and regulations and to such amendments to the Trust Deed, the Agency Agreement and the Terms and Conditions as may be required and to the preparation of any appropriate Pricing Supplement, any additional disclosure document and any other additional documentation which may be required.
Withholding Tax:	All payments of principal and interest will be made free and clear of withholding for or on account of any taxes imposed by or within Brazil or any other jurisdiction to which the Issuer is subject, in each case subject to certain exceptions (including the IPMA Standard EU Exception) and in each case subject to gross-up by the Issuer.
Denominations:	Registered Notes sold in the United States to qualified institutional buyers within the meaning of Rule 144A ("QIBs") will be subject to a minimum purchase requirement of U.S.$100,000 (or the equivalent in another Specified Currency). Registered Notes sold in the United States

to institutional accredited investors within the meaning of Rule 501 under the Securities Act who are not also QIBs ("Accredited Investors") will be in minimum denominations of U.S.$250,000 (or the equivalent in another Specified Currency) for as long as such Notes are held by Accredited Investors. Subject to the above, Definitive Bearer Notes and Definitive Registered Notes will be in such denominations as may be agreed between the Issuer and the relevant Dealer(s) and specified in the applicable Pricing Supplement, subject to any minimum denomination as may be prescribed from time to time by relevant governmental and regulatory authorities.

Redemption: Notes will be redeemable at par, or at such other redemption amount as may be specified in the applicable Pricing Supplement.

Optional Redemption: The Pricing Supplement issued in respect of each issue of Notes will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer and/or the holders, and if so the terms applicable to such redemption including whether partial redemption is permissible.

Listing: Application has been made to admit certain series of Notes to be issued under the Program to listing on the Official List of the Luxembourg Stock Exchange and to trading on the Euro MTF market of the Luxembourg Stock Exchange. However, Notes may be issued under the Program that will not be listed on the Official List of the Luxembourg Stock Exchange and traded on the Euro MTF market of the Luxembourg Stock Exchange or any other stock exchange, and the Pricing Supplement applicable to a Series will specify whether or not Notes of such Series will be listed on the Official List of the Luxembourg Stock Exchange and traded on the Euro MTF market of the Luxembourg Stock Exchange or any other stock exchange. In particular, in respect of Notes of any Series initially listed on the Official List of the Luxembourg Stock Exchange and traded on the Euro MTF market of the Luxembourg Stock Exchange or any stock exchange in the European Union, the Bank may seek to terminate such listing and list such Notes on an alternative stock exchange outside the European Union in the event that the regime established under the EU Transparency Directive (Directive 2004/109/EC) imposes excessively onerous obligations on the Bank at such time as it takes effect in relation to the Bank, such as any requirement to publish financial statements in the European Union prepared in accordance with, or reconciled to, International Financial Reporting Standards.

Status of Notes: Unsecured obligations of the Issuer ranking *pari passu* and without preference among themselves. The payment obligations of the Issuer under the Notes and the Coupons shall, save for such exceptions as shall be provided by applicable legislation and subject to "Terms and Conditions of the Notes – Negative Pledge", at all times rank at least equally with all the other present and future unsecured and unsubordinated obligations (including deposits) of the Bank or any Designated Subsidiary.

Negative Pledge: Subject to certain exceptions, neither the Bank nor any Subsidiary will create or permit to subsist any security to secure any of its Public External Indebtedness or its Affected Guarantees or the Public External Indebtedness or Affected Guarantees of any other person or any claim

	on the Bank or any Subsidiary in respect of any Affected Guarantee of the Public External Indebtedness of the Bank or any Subsidiary, other than in respect of Public External Indebtedness or Affected Guarantees not exceeding U.S.$5,000,000 in aggregate nominal amount without securing the Notes equally and rateably therewith all as more fully described in "Terms and Conditions of the Notes – Negative Pledge". Terms used in this paragraph are as defined under "Terms and Conditions of the Notes – Negative Pledge".
Cross Default:	The Notes will have the benefit of a cross default clause in respect of External Indebtedness (as defined under "Terms and Conditions of the Notes – Negative Pledge") or guarantees thereof of the Bank or any Subsidiary of at least U.S.$50,000,000, all as more fully described under "Terms and Conditions of the Notes – Events of Default".
Governing Law:	English.
Selling Restrictions:	There are restrictions on the sale of Notes and the distribution of offering material. See "Subscription and Sale and Transfer Restrictions".
Clearing Systems:	Euroclear and Clearstream, Luxembourg for Bearer Notes, Euroclear, Clearstream, Luxembourg and DTC for Registered Notes. Application has been made for publication of quotations for Notes issued in registered form in PORTAL, a subsidiary of The Nasdaq Stock Market, Inc. and may be made for designation of such Notes as "Portal securities", as specified in the applicable Pricing Supplement.
Pricing Supplement	The issue price, issue date, maturity date, nominal amount and interest rate (if any) applicable to any Notes and any other relevant provisions of such Notes will be agreed between the Issuer and the relevant Dealer(s) at the time of agreement to issue such Notes and will be specified in the applicable Pricing Supplement.

TERMS AND CONDITIONS OF THE NOTES

The following is the text of the terms and conditions which, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the applicable Pricing Supplement, will apply to the Notes referred to in such Pricing Supplement:—

The Notes (as defined in Condition 1(a)) are constituted by an Amended and Restated Trust Deed dated July 3, 2003 (as amended from time to time, the "Trust Deed") and made between Banco do Brasil S.A. (the "Bank"), BB-Leasing S.A. Arrendamento Mercantil ("BB-Leasing") and The Law Debenture Trust Corporation p.l.c. (the "Trustee", which expression shall include all persons for the time being the trustee or trustees under the Trust Deed) as trustee for the Noteholders (as defined in Condition 1(c)). In these terms and conditions (these "Conditions") the "Issuer" means the Bank (acting through its head office or through any specified branch outside Brazil) or the Bank acting jointly and severally with any one Designated Subsidiary (as defined in the Trust Deed), as the case may be. These Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed, which includes the form of the Notes and the Coupons (if any) relating to them (the "Coupons"). Copies of the Trust Deed and of the Amended and Restated Agency Agreement dated July 3, 2003 (as amended from time to time, the "Agency Agreement") and made between the Issuer, the Trustee, JPMorgan Trust Bank Limited as principal paying agent (the "Principal Paying Agent") and the other Agents (as defined below) are available for inspection during usual business hours at the principal office of the Trustee, being at the date of the Trust Deed at Fifth Floor, 100 Wood Street, London EC2V 7EX, and at the specified office of each of the paying agent in London, the paying agent in New York, the other paying agents, the calculation agent, the registrar, the exchange agent and the transfer agents for the time being. Such persons are referred to below respectively as the "London Paying Agent", the "New York Paying Agent", the "Paying Agents" (which expression shall include the London Paying Agent and the New York Paying Agent, but shall exclude the Principal Paying Agent), the "Calculation Agent", the "Registrar", the "Exchange Agent" and the "Transfer Agents" and, together with the Principal Paying Agent, as the "Agents". The Noteholders and the holders of the Coupons (if any) (the "Couponholders") and, where applicable in the case of interest-bearing Notes in bearer form, talons for further Coupons (the "Talons") are entitled to the benefit of, are bound by, and are deemed to have notice of, all of the provisions of the Trust Deed and of the relevant Pricing Supplement (as defined in Condition 1(e)) and are deemed to have notice of those applicable to them of the Agency Agreement.

1. Form, Denomination, Title, Specified Currency and Pricing Supplement

(a) *Form*: Each Series (as defined in Condition 1(c)) of Notes of which the Note to which these Conditions are attached forms part (in these Conditions, the "Notes") is issued either in bearer form ("Bearer Notes") or in registered form ("Registered Notes"), and Notes comprising each such Series will be issued in each case in the nominal amount of a Specified Denomination (as defined in Condition 1(b)). These Conditions must be read accordingly. The Specified Denomination of each Note is specified on it.

Where required with respect to a particular Series or holder of Registered Notes, or otherwise as required, a definitive Note will be issued to each holder of such Registered Note(s) in respect of its registered holding or holdings (each a "Definitive Registered Note"). Each such Definitive Registered Note will be numbered serially with an identifying number which will be recorded in the register (the "Register") which the Issuer shall procure to be kept by the Registrar.

Bearer Notes which bear interest are issued with Coupons and, where appropriate, Talons attached.

Registered Notes may not be exchanged for Bearer Notes and Bearer Notes may not be exchanged for Registered Notes.

(b) *Denomination*: "Specified Denomination" means the denomination or denominations specified on such Note. Bearer Notes of one Specified Denomination may not be exchanged for Bearer Notes of another Specified Denomination (if any).

(c) *Title*: Title to the Bearer Notes, the Coupons relating thereto and, where applicable, the Talons relating thereto shall pass by delivery. Title to the Registered Notes shall pass by registration in the Register.

Except as ordered by a court of competent jurisdiction or as required by law, the holder of any Note, Coupon or Talon shall be deemed to be and may be treated as the absolute owner of such Note, Coupon or Talon, as the case may be, for the purpose of receiving payment thereof or on account thereof and for all other purposes, whether or not such Note, Coupon or Talon shall be overdue and notwithstanding any notice of ownership, theft or loss thereof or any writing thereon made by anyone.

In these Conditions, "Noteholder" and, in relation to a Note, Coupon or Talon, "holder", means the bearer of any Bearer Note, Coupon or Talon or the person in whose name a Registered Note is registered (as the case may be), "Series" means Notes which have identical terms and conditions, other than in respect of the Issue Date (as defined in Condition 5(III)), the date on which interest commences to accrue and related matters, and "Tranche" means, in relation to a Series, those Notes of such Series which have the same Issue Date.

(d) *Specified Currency*: The Specified Currency of any Note and, if different, any Specified Principal Payment Currency and/or Specified Interest Payment Currency, are as specified on such Note. All payments of principal in respect of a Note shall be made in the Specified Currency or, if applicable, the Specified Principal Payment Currency and all payments of interest in respect of a Note shall be made in the Specified Currency or, if applicable, the Specified Interest Payment Currency.

(e) *Pricing Supplement and Additional Terms*: References in these Conditions to terms specified on a Note shall be deemed to include references to terms specified in the applicable Pricing Supplement issued in respect of a Tranche which includes such Note (each a "Pricing Supplement"). Capitalised terms used in these Conditions in respect of a Note, and not specifically defined in these Conditions, have the meaning given to them in the applicable Pricing Supplement issued in respect of a Tranche which includes such Note. Additional provisions relating to the Notes may be contained in the Pricing Supplement or specified on the Note and will take effect as if originally specified in these Conditions. The Pricing Supplement in respect of Index Linked Interest Notes, Instalment Notes, Dual Currency Notes and other types of Notes the terms of which are not specifically provided for herein, shall set out in full all terms applicable to such Notes.

Words and expressions defined in the Trust Deed, the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Trust Deed and the Agency Agreement, the Trust Deed will prevail and, in the event of inconsistency between the Trust Deed or the Agency Agreement and the applicable Pricing Supplement, the applicable Pricing Supplement will prevail.

2. Transfers of Registered Notes and Issue of Definitive Registered Notes

(a) *Transfer of Registered Notes*: A Registered Note may be transferred in whole or in part in a Specified Denomination upon the surrender of the Definitive Registered Note issued in respect of the Registered Note to be transferred, together with the form of transfer endorsed on it duly completed and executed, at the specified office of the Registrar or any Transfer Agent. In the case of a transfer of part only of a Registered Note a new Definitive Registered Note in respect of the balance not transferred will be issued to the transferor. Each new Definitive Registered Note to be issued upon transfer of such Registered Note will, within three business days of receipt of such form of transfer, be mailed at the risk of the holder entitled to the new Definitive Registered Note to such address as may be specified in such form of transfer.

(b) *Transfer Free of Charge*: Registration of transfer will be effected without charge by or on behalf of the Issuer, the Registrar or the Transfer Agents, but upon payment (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require) in respect of any tax or other governmental charges which may be imposed in relation to it.

(c) *Closed Periods*: No Noteholder may require the transfer of a Registered Note to be registered (i) during the period of 15 days ending on the due date for any payment of principal (being, for the purposes of these Conditions, unless the context otherwise requires, the amount payable on redemption of a Note) of that Note, (ii) during the period of 60 days prior to any date on which Notes of the relevant Series may be

redeemed by the Issuer at its option pursuant to Condition 6(e) or (iii) after any such Note has been called for redemption in whole or in part in accordance with Condition 6.

(d) *Regulations*: All transfers of Registered Notes and entries on the Register will be made subject to the detailed regulations concerning transfers of Registered Notes scheduled to the Agency Agreement. The regulations may be changed by the Issuer, with the prior written approval of the Trustee, the Transfer Agents, the New York Paying Agent and the Registrar. A copy of the current regulations will be made available by the Registrar to any holder of a Registered Note upon request.

3. Status

The Notes and Coupons of all Series constitute (subject to Condition 4) unsecured obligations of the Bank or the Bank and any Designated Subsidiary, as the case may be, and shall at all times rank pari passu and without any preference among themselves. The payment obligations of the Bank and any Designated Subsidiary, as the case may be, under the Notes and the Coupons shall, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, at all times rank at least equally with all its other present and future unsecured and unsubordinated obligations (including deposits) of the Bank or the Bank and any Designated Subsidiary, as the case may be.

4. Negative Pledge

So long as any Note or Coupon remains outstanding (as defined in the Trust Deed):

(a) the Bank will not create or permit to subsist any Security upon the whole or any part of its undertaking or assets, present or future (including any uncalled capital), to secure (i) any of its Public External Indebtedness; (ii) any of its Affected Guarantees; (iii) the Public External Indebtedness or Affected Guarantees of any other person; or (iv) any claim on the Bank which a guarantor may have in respect of an Affected Guarantee of such guarantor of the Public External Indebtedness of the Bank; and

(b) the Bank will procure that none of its Subsidiaries will create or permit to subsist any Security upon the whole or any part of its undertaking or assets, present or future (including any uncalled capital), to secure (i) any of the Public External Indebtedness of the Bank; (ii) any of its own Public External Indebtedness or Affected Guarantees; (iii) the Public External Indebtedness or Affected Guarantees of any other person; or (iv) any claim on any such Subsidiary which a guarantor may have in respect of an Affected Guarantee of such guarantor of the Public External Indebtedness of such Subsidiary,

other than in respect of Public External Indebtedness or Affected Guarantees not exceeding U.S.$5,000,000 in aggregate nominal amount (in the case of Affected Guarantees, taking them at the nominal amount of the Indebtedness guaranteed), without at the same time or prior thereto securing the Notes equally and rateably therewith to the satisfaction of the Trustee or providing such other security for the Notes as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Noteholders or which shall be approved by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders.

For the purposes of these Conditions:

(1) "Affected Guarantee" means any obligation of a person to pay the Public External Indebtedness of another person including without limitation:

(a) an obligation to pay or purchase such Public External Indebtedness;

(b) an obligation to lend money or to purchase or subscribe shares or other securities or to purchase assets or services in order to provide funds for the payment of such Public External Indebtedness; or

(c) an indemnity against the consequences of a default in the payment of such Public External Indebtedness.

(2) "External Indebtedness" means Indebtedness which is payable (or may be paid) (i) in a currency or by reference to a currency other than the currency of Brazil and (ii) to a person resident or having its principal place of business outside Brazil or outside Iraq.

(3) "Indebtedness" means any obligation (whether present or future, actual or contingent) for the payment or repayment of money which has been borrowed or raised (including money raised by acceptances and leasing).

(4) "person" means any individual, company, corporation, firm, partnership, joint venture, association, organisation, state or agency of a state or other entity, whether or not having a separate legal personality.

(5) "Public External Indebtedness" means any External Indebtedness which is in the form of, or represented by, bonds, notes or other securities which are for the time being or are capable of being or are intended to be quoted, listed or ordinarily dealt in on any stock exchange, automated trading system, over-the-counter or other securities market.

(6) "Security" means any mortgage, pledge, lien, hypothecation, security interest or other charge or encumbrance including, without limitation, any equivalent created or arising under the laws of Brazil.

(7) "Subsidiary" means, at any particular time, in respect of a company or corporation, any company or corporation:

(a) more than half the issued equity share capital of which, or more than half the issued share capital carrying voting rights of which, is beneficially owned, directly or indirectly, by the first-mentioned company or corporation; or

(b) which is a subsidiary of another subsidiary of the first-mentioned company or corporation,

provided, however, that for the purposes of these Conditions (other than Condition 6(b)), neither (i) COBRA-Computadores e Sistemas Brasileiros S.A. nor (ii) any company or corporation which does not conduct financial services, investment services or banking business as its principal business, nor (iii) any company or corporation which the Noteholders have agreed by an Ordinary Resolution (as defined in the Trust Deed) to exclude from this definition shall be deemed to be a Subsidiary of the Bank or any of its Subsidiaries.

5. Interest

One or more of the following provisions apply to each Note, as specified on such Note.

(I) Fixed Rate Notes

This Condition 5(I) applies to a Note in respect of which the Fixed Rate Note Provisions are specified on such Note as being applicable (a "Fixed Rate Note").

(a) *Interest Rate and Accrual*: Each Note bears interest on its outstanding nominal amount from (and including) the Interest Commencement Date (as defined in Condition 5(III)) in respect thereof to (but excluding) the next succeeding (or first) Interest Payment Date specified on such Note at the rate per annum (expressed as a percentage) equal to the Rate of Interest specified on such Note. Such interest is payable in arrear on each Interest Payment Date and on the Maturity Date specified on such Note if that date does not fall on an Interest Payment Date. The amount(s) of interest payable in respect of such Note may be specified on such Note as the Fixed Coupon Amount(s) or, if so specified, the Broken Amount.

The first payment of interest on a Note will be made on the Interest Payment Date next following the relevant Interest Commencement Date. If the period between the Interest Commencement Date and the first Interest Payment Date is different from the period between Interest Payment Dates, the first payment of interest on a Note will be the amount specified on the relevant Note as being the initial Broken Amount. If the Maturity Date is not an Interest Payment Date, interest from (and including) the preceding Interest Payment Date (or from (and including) the Interest Commencement Date, as the case may be) to (but excluding) the Maturity Date will be the amount specified on the relevant Note as being the final Broken Amount.

Interest will cease to accrue on each Note on the due date for redemption unless, upon due presentation or surrender, payment of principal is improperly withheld or refused. In such event interest will continue to accrue at the rate and in the manner provided in this Condition 5(I) (both before and after judgment) until the Relevant Date (as defined in Condition 8) (except to the extent that there is failure in the subsequent payment to the relevant holders under these Conditions).

(b) *Calculations*: Interest in respect of a period of less than the period between Interest Payment Dates (or, in the case of the first interest period, the period between the Interest Commencement Date and the first Interest Payment Date) will be calculated using the applicable Day Count Fraction (as defined in Condition 5(III)).

(II) Floating Rate Notes

This Condition 5(II) applies to a Note in respect of which the Floating Rate Note Provisions are specified on such Note as being applicable (a "Floating Rate Note").

(a) *Specified Interest Payment Dates*: Each Note bears interest on its outstanding nominal amount from (and including) the Interest Commencement Date (as defined in Condition 5(III)) in respect thereof and such interest will be payable in arrear on each Specified Interest Payment Date (as defined in Condition 5(III)).

(b) *Rate of Interest*: Each Note bears interest at a floating rate which may be based on one or more interest rate or exchange rate indices or as otherwise specified on such Note (each a "Benchmark"). The dates on which interest shall be payable on a Note, the Benchmark and the basis for calculation of each amount of interest payable in respect of such Note on each such date and on any other date on which interest becomes payable in respect of such Note, and the rate (or the basis of calculation of such rate) at which interest will accrue in respect of any amount due but unpaid in respect of such Note shall be as set out below, unless otherwise specified on such Note. Subject to Condition 5(II)(c), the Rate of Interest payable from time to time will, unless otherwise specified on such Note, be determined by the Calculation Agent on the basis of the following provisions:—

(i) At or about the Relevant Time (as defined in Condition 5(III)) on the relevant Interest Determination Date (as defined in Condition 5(III)) in respect of each Interest Period (as defined in Condition 5(III)), the Calculation Agent will:—

(A) in the case of a Note which specifies that the Primary Source for Floating Rate shall be derived from a specified page, section or other part of a particular information service (each as specified on such Note), determine the Rate of Interest for such Interest Period which shall, subject as provided below, be (x) the Reference Rate (as defined in Condition 5(III)) so appearing in or on that page, section or other part of such information service (where such Reference Rate is a composite quotation or interest rate per annum or is customarily supplied by one person) or (y) the arithmetic mean (rounded up, if necessary, to the next one-hundred thousandth of a percentage point) of the Reference Rates of the persons at that time whose Reference Rates so appear in or on that page, section or other part of such information service, in any such case in respect of deposits in the relevant Specified Currency made with or by such person or persons for a period equal to the duration of such Interest Period; and

(B) in the case of a Note which specifies that the Primary Source for Floating Rate shall be the Reference Banks specified on such Note and in the case of a Note falling within Condition 5(II)(b)(i)(A) but in respect of which (x) no Reference Rate appears at or about such Relevant Time or (y) the Rate of Interest for which is to be determined by reference to quotations of persons appearing in or on the relevant page, section or other part of such information service as provided in Condition 5(II)(b)(i)(A) but in respect of which less than two Reference Rates appear at or about such Relevant Time, request the principal offices in the Relevant Banking Centre (as defined in Condition 5(III)) of each of the Reference Banks specified on such Note (or, as the case may be, any substitute Reference Bank appointed from time to time pursuant to Condition 5(II)(h)) to provide the Calculation Agent with its Reference Rate quoted to leading banks for deposits in the relevant Specified Currency for a period equivalent to the duration of such Interest Period. Where this Condition 5(II)(b)(i)(B) applies, the Rate

of Interest for the relevant Interest Period shall, subject as provided below, be the arithmetic mean (rounded up, if necessary, to the next one-hundred thousandth of a percentage point) of such Reference Rates as calculated by the Calculation Agent.

(ii) If at or about the Relevant Time on any Interest Determination Date where the Rate of Interest is to be determined pursuant to Condition 5(II)(b)(i)(B) in respect of a Note, more than one but not all of such Reference Banks provide such relevant quotations, the Rate of Interest for the relevant Interest Period shall, subject as provided below, be determined as aforesaid on the basis of the Reference Rates quoted by those Reference Banks.

(iii) If at or about the Relevant Time on any Interest Determination Date where the Rate of Interest is to be determined pursuant to Condition 5(II)(b)(i)(B), only one or none of such Reference Banks provide such Relevant Rates, the Rate of Interest for the relevant Interest Period shall, subject as provided below, be whichever is the higher of:—

(C) the Rate of Interest in effect for the last preceding Interest Period to which Condition 5(II)(b)(i)(A) or (B) or Condition 5(II)(b)(ii) applied; and

(D) the rate per annum (expressed as a percentage) which the Calculation Agent determines to be the arithmetic mean (rounded up, if necessary, to the next one-hundred thousandth of a percentage point) of the Reference Rates in respect of the relevant currency which banks in the Relevant Financial Centre for such Specified Currency or, if the Specified Currency is euro, in Europe as selected by the Calculation Agent (after consultation with the Issuer) are quoting at or about the Relevant Time on the relevant Interest Determination Date for a period equivalent to such Interest Period to leading banks carrying on business in that Relevant Financial Centre or, if the Specified Currency is euro, in Europe, provided that, if the banks so selected by the Calculation Agent are not quoting as aforesaid, the Rate of Interest shall, subject as provided below, be the rate of interest specified in Condition 5(II)(b)(iii)(A).

(iv) In the case of a Note which specifies that the manner in which the Rate of Interest is to be determined shall be ISDA Determination, the Rate of Interest for each Interest Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as specified on such Note) the Margin (if any). For the purposes of this sub-paragraph (iv), "ISDA Rate" for an Interest Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified on such Note;

(y) the Designated Maturity is a period specified on such Note; and

(z) the relevant Reset Date is the first day of that Interest Period unless otherwise specified on such Note.

For the purposes of this sub-paragraph (iv), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

(c) *Minimum/Maximum Rates*: If a Minimum Rate of Interest is specified on a Note, then the Rate of Interest applicable to that Note shall in no event be less than it and if a Maximum Rate of Interest is specified on a Note, then the Rate of Interest applicable to that Note shall in no event exceed it.

(d) *Determination of Rate of Interest and Calculation of Interest Amounts*: The Calculation Agent will, as soon as practicable after the Relevant Time on each Interest Determination Date, determine the Rate of Interest in the manner provided for in this Condition 5 and calculate the amount of interest payable (the "Interest Amounts") in respect of each Specified Denomination of the relevant Notes (in the case of Bearer Notes) and the minimum Specified Denomination (in the case of Registered Notes) for the relevant Interest Period. The Interest Amounts shall be calculated by applying the Rate of Interest adjusted, if necessary, by any Margin (as defined in Condition 5(III)) and/or Rate Multiplier (as defined in Condition 5(III)) to each Specified Denomination (in the case of Bearer Notes) and the minimum Specified Denomination (in the case

of Registered Notes), and multiplying such product by the applicable Day Count Fraction (as defined in Condition 5(III)) rounding, if necessary, the resultant figure to the nearest unit of the relevant currency (half of such unit being rounded upwards or, in the case of Yen, downwards). The determination of the Rate of Interest and the Interest Amounts by the Calculation Agent shall (in the absence of manifest or proven error) be final and binding upon all parties.

(e) *Notification of Rate of Interest and Interest Amounts*: The Calculation Agent will cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Specified Interest Payment Date to be notified to the Trustee, the Issuer, each of the Agents, the Noteholders (in accordance with Condition 16) and if the relevant Notes are for the time being listed on any stock exchange (each an "Exchange") and the rules of that Exchange so require, the Exchange as soon as possible after their determination but in no event later than two Relevant Business Days (as defined in Condition 5(III)) after their determination. The Interest Amounts and the Specified Interest Payment Date so notified may subsequently be amended by the Calculation Agent (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

(f) *Interest Accrual*: Interest will cease to accrue on each Note on the due date for redemption unless, upon due presentation or surrender, payment of principal is improperly withheld or refused. In such event interest will continue to accrue at the rate and in the manner provided in this Condition 5(II) (both before and after judgment) until the Relevant Date (as defined in Condition 8) (except to the extent that there is failure in the subsequent payment to the relevant holders under these Conditions).

(g) *Determination or Calculation by the Trustee*: If the Calculation Agent does not at any time for any reason determine the Rate of Interest or calculate the Interest Amounts for an Interest Period, the Trustee shall do so and such determination or calculation shall be deemed to have been made by the Calculation Agent. In doing so, the Trustee shall apply the foregoing provisions of this Condition 5(II), with any necessary consequential amendments, to the extent that, in its opinion, it can do so, and in all other respects it shall do so in such manner as it shall deem fair and reasonable in all the circumstances.

(h) *Calculation Agent and Reference Banks*: The Issuer will procure that, so long as any Note to which this Condition 5(II) applies remains outstanding, there shall at all times be a Calculation Agent for such Note and, so long as the Primary Source for Floating Rate for such Note is Reference Banks, there shall at all times be four Reference Banks with offices in the Relevant Banking Centre. The Issuer will also ensure that, in the case of any Note the determination of interest for which falls within Condition 5(II)(b)(i)(A) and in respect of which no Reference Rate appears at or about the Relevant Time, or in respect of which less than two Reference Rates appear at or about the Relevant Time, there shall be four Reference Banks appointed for such Note with offices in the Relevant Banking Centre. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank then the Issuer will appoint another Reference Bank with an office in the Relevant Banking Centre to act as such in its place. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for any Interest Period or to calculate the Interest Amounts, the Issuer will appoint the London office of a leading bank engaged in the London and international interbank markets approved by the Trustee (such approval not to be unreasonably withheld) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

(i) *Certificates to be final*: All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition, whether by the Agent or, if applicable, the Calculation Agent or the Trustee shall (in the absence of wilful default, bad faith or manifest error or proven error) be binding on the Issuer the Agent, the Calculation Agent (if applicable), the other Agents and all Noteholders, and (in the absence as aforesaid) no liability to the Issuer or the Noteholders shall attach to the Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(III) Definitions

As used in these Conditions:—

"Business Day Convention" means either:—

(A) the "Floating Rate Business Day Convention", in which case interest on a Note shall be payable on each Specified Interest Payment Date which numerically corresponds to its Interest Commencement Date or, as the case may be, the preceding Specified Interest Payment Date in the calendar month which is the Specified Period specified on such Note after the calendar month in which such Interest Commencement Date or, as the case may be, the preceding Specified Interest Payment Date occurred, provided that:—

   (1) if there is no such numerically corresponding day in the calendar month in which a Specified Interest Payment Date should occur, then the relevant Specified Interest Payment Date will be the last day which is a Relevant Business Day (as defined below) in that calendar month;

   (2) if a Specified Interest Payment Date would otherwise fall on a day which is not a Relevant Business Day, then the relevant Specified Interest Payment Date will be the first following day which is a Relevant Business Day unless that day falls in the next calendar month, in which case it will be the first preceding day which is a Relevant Business Day; and

   (3) if such Interest Commencement Date or the preceding Specified Interest Payment Date occurred on the last day in a calendar month which was a Relevant Business Day, then all subsequent Specified Interest Payment Dates in respect of such Note will be the last day which is a Relevant Business Day in the calendar month which is the Specified Period specified on such Note after the calendar month in which such Interest Commencement Date or, as the case may be, the preceding Specified Interest Payment Date occurred; or

(B) the "Modified Following Business Day Convention", in which case interest on a Note shall be payable on such Specified Interest Payment Dates as may be specified on such Note, provided that, if any Specified Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Specified Interest Payment Date will be the first following day which is a Relevant Business Day unless that day falls in the next calendar month, in which case the relevant Specified Interest Payment Date will be the first preceding day which is a Relevant Business Day; or

(C) the "Following Business Day Convention", in which case interest on a Note shall be payable on such Specified Interest Payment Dates as may be specified on such Note, provided that, if any Specified Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Specified Interest Payment Date will be the first following day which is a Relevant Business Day; or

(D) the "Preceding Business Day Convention", in which case interest on a Note shall be payable on such Specified Interest Payment Dates as may be specified on such Note, provided that, if any Specified Interest Payment Date would otherwise fall on a date which is not a Relevant Business Day, the relevant Specified Interest Payment Date will be the first preceding day which is a Relevant Business Day; or

(E) such other Business Day Convention as may be specified on the relevant Note.

"Day Count Fraction" means, in respect of the calculation of an amount of interest on any Note for any period of time (from (and including) the first day of such period to (but excluding) the last) (whether or not constituting an Interest Period, the "Calculation Period"):

   (i) if "Actual/365" or "Actual/Actual - ISDA" is specified on such Note, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

   (ii) if "Actual/365 (Fixed)" is specified on such Note, the actual number of days in the Calculation Period divided by 365;

(iii) if "Actual/360" is specified on such Note, the actual number of days in the Calculation Period divided by 360;

(iv) if "30/360", "360/360" or "Bond Basis" is specified on such Note, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month));

(v) if "30E/360" or "Eurobond Basis" is specified on such Note, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month); and

(vi) if "Actual/Actual - ISMA" is specified on such Note, (a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in the Calculation Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and (b) if the Calculation Period is longer than one Determination Period, the sum of: (x) the number of days in such Calculation Period falling in the Determination Period in which it begins divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; and (y) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year.

For the purposes of this definition of Day Count Fraction:

"Determination Period" means the period from (and including) a Determination Date in any year to (but excluding) the next Determination Date.

"Interest Commencement Date" means, in the case of the first issue of a Note or Notes of a Series, the Issue Date or such other date as may be specified as the Interest Commencement Date on such Note.

"Interest Determination Date" means, in respect of any Interest Period, the date which falls that number of days specified on the relevant Note on which banks and foreign exchange markets are open for business in the Relevant Banking Centre prior to the first day of such Interest Period or, if none is so specified, the day falling two Relevant Business Days prior to the first day of such Interest Period.

"Interest Period" means the period beginning on (and including) the Interest Commencement Date to (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date to (but excluding) the next succeeding Specified Interest Payment Date.

"ISDA Definitions" means the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc., unless otherwise specified on the relevant Note.

"Issue Date" means, in respect of any Note or Notes, the date of issue of such Note or Notes.

"Margin" means the percentage rate per annum specified on the relevant Note.

"Rate Multiplier" means the percentage rate or number applied to the relevant Rate of Interest, as specified on the relevant Note.

"Reference Rate" means, for any Note, the bid, offered or mean of bid and offered rate, as specified on such Note, for the floating rate specified on such Note.

"Relevant Banking Centre" means, for any Note, the Relevant Banking Centre specified on such Note or, if none is so specified, the banking centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR shall be Europe) or, if none is so connected, London.

"Relevant Business Day" means:—

(A) in the case of a currency other than euro, a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the Relevant Financial Centre; or

(B) in the case of euro, a TARGET Business Day; and

(C) in the case of any currency, a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the Additional Business Centre(s) specified in the relevant Note.

"Relevant Financial Centre" means the principal financial centre for the relevant currency (which in the case of euro shall be Europe.

"Relevant Time" means the local time in the Relevant Banking Centre at which it is customary to determine bid, mean and offered rates in respect of deposits in that currency in the interbank market in that Relevant Banking Centre and for this purpose "local time" means, with respect to Europe as a Relevant Banking Centre, 11:00 hours, Brussels time.

"Specified Interest Payment Date" means each date which falls the Specified Period specified on the relevant Note after the preceding Specified Interest Payment Date or, in the case of the first Specified Interest Payment Date, after the Interest Commencement Date or as is otherwise specified as such on the relevant Note, in each case as adjusted by the Business Day Convention specified on such Note.

"TARGET Business Day" means a day on which the TARGET System is operating.

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto.

(IV) Zero Coupon

This Condition 5(IV) applies to a Note in respect of which the Zero Coupon Note Provisions are specified on such Note as being applicable.

References to the amount of interest payable (other than as provided below), Coupons and Talons in these Conditions are not applicable. Where a Note becomes repayable prior to its Maturity Date and is not paid when due, the amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as determined in accordance with Condition 6(d)(iii). Where a Note is to be redeemed on its Maturity Date, any overdue principal of such Note shall bear interest at a rate per annum (expressed as a percentage) equal to the Amortisation Yield specified on such Note. Such interest shall continue to accrue (on the same basis as referred to in Condition 5(I)) (both before and after judgment) to the Relevant Date.

6. Redemption and Purchase

(a) *Final Redemption*: Unless previously redeemed or purchased and cancelled, each Note will be redeemed at its redemption amount ("Final Redemption Amount") being its nominal amount or such other amount as is specified on such Note on the applicable Maturity Date or, if such Note has applicable to it on the Maturity Date an interest basis which is specified on such Note as Floating Rate, on the applicable Specified Interest Payment Date falling in the applicable Redemption Month specified on such Note.

(b) *Purchases*: The Bank and any of its Subsidiaries may at any time purchase Notes at any price (provided that in the case of Bearer Notes they are purchased together with all unmatured Coupons and unexchanged Talons relating to them) in the open market or otherwise, provided that in any such case such purchase or purchases are in compliance with all relevant laws, regulations and directives. The Notes so purchased, while held by or on behalf of the Bank or any of its Subsidiaries, shall not entitle the holder to

vote at any meetings of Noteholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Noteholders or for the purposes of Conditions 9, 11 and 12. Neither the Bank nor any of its Subsidiaries will acquire any beneficial interest in any Registered Note unless it gives prior written notice of each acquisition to the Trustee and the Registrar. The Trustee and the Registrar and all holders of Registered Notes shall be entitled to rely without further investigation on any such notification (or lack thereof). If the Bank (other than in its capacity as a Dealer (as defined in the Trust Deed)) or any of its Subsidiaries buys back any of the Notes, except in its or their ordinary course of a business of dealing in securities or if purchased by COBRA-Computadores e Sistemas Brasileiros S.A., such Notes will be immediately cancelled.

(c) *Redemption for Taxation Reasons*: Notes may be redeemed at the option of the Issuer in whole, but not in part, at any time (in the case of a Note the interest basis for which is specified on such Note as Fixed Rate or Zero Coupon) or on any Specified Interest Payment Date (in the case of a Note the interest basis for which is specified on such Note as Floating Rate), on giving not less than 30 nor more than 60 days' notice to the Noteholders in accordance with Condition 16 (which notice shall be irrevocable), at their Early Redemption Amount, (together with interest accrued to the date fixed for redemption) or (in the case of Notes the interest basis for which is specified on such Note as Zero Coupon) at their Amortised Face Amount (as determined in accordance with Condition 6(d)(iii)), if (i) the Issuer satisfies the Trustee immediately prior to the giving of such notice that it has or will become obliged to pay additional amounts as provided or referred to in Condition 8 in excess of the additional amounts which would be payable in respect of deductions or withholdings made at the rate of the Original Withholding Level, if any, specified on such Notes as a result of (I) any change in, or amendment to, the laws or regulations of Brazil or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date in respect of the relevant Series, and/or (II) any change in, or amendment to, the laws or regulations of any jurisdiction in which a branch of the Bank through which the Bank is acting as Issuer or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date in respect of the relevant Series, and/or (III) in the case of Notes issued by the Bank jointly and severally with any Designated Subsidiary, any change or amendment to, the laws or regulations of the taxing jurisdiction to which the Designated Subsidiary is subject or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the Issue Date in respect of the relevant Series, and (ii) such obligation cannot be avoided by the Issuer taking reasonable measures available to it, provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to pay such additional amounts were a payment in respect of such Notes then due. Prior to the publication of any notice of redemption pursuant to this Condition 6(c), the Issuer shall deliver to the Trustee a certificate signed by two Directors of the Bank (or a certificate signed by two Directors of each of the Bank and the relevant Designated Subsidiary, as the case may be) stating that the obligation referred to in (i) above cannot be avoided by the Issuer taking reasonable measures available to it and the Trustee shall be entitled to accept such certificate as sufficient evidence of the satisfaction of the condition precedent set out in (ii) above, in which event it shall be conclusive and binding on the Noteholders and the Couponholders.

(d) *Early Redemption of Notes the Interest Basis for which is Zero Coupon*: This Condition 6(d) applies to a Note the interest basis for which is specified on such Note as Zero Coupon.

(i) The amount payable in respect of any Note upon redemption of such Note pursuant to Condition 6(c), (e) or (f), if applicable, or upon it becoming due and payable as provided in Condition 9, shall be the Amortised Face Amount (calculated as provided below) of such Note.

(ii) Subject to Condition 6(d)(iii), the "Amortised Face Amount" of any Note shall be the sum of (A) the Reference Price specified on such Note and (B) the aggregate amortisation of the difference between the Reference Price and the nominal amount of such Note from the Issue Date to the date on which the Note becomes due and payable calculated at a rate per annum

(expressed as a percentage) equal to the Amortisation Yield specified on such Note applied to the Reference Price in the manner specified on such Note. Where the specified calculation is to be made for a period of less than one year, it shall be made using the applicable Day Count Fraction.

(iii) If the amount payable in respect of any Note upon redemption of such Note pursuant to Condition 6(c), (e) or (f), if applicable, or upon it becoming due and payable as provided in Condition 9, is not paid when due, the amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as defined in Condition 6(d)(ii), except that Condition 6 shall have effect as though the reference therein to the date on which the Note becomes due and payable were replaced by a reference to the Relevant Date. The calculation of the Amortised Face Amount in accordance with this Condition 6(d)(iii) will continue to be made (both before and after judgment) until the Relevant Date unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the nominal amount of such Note together with any interest which may accrue on such Note in accordance with Condition 5(IV).

(e) *Redemption at the Option of the Issuer (Call Option)*: If so provided on a Note, the Issuer may, subject to compliance with all relevant laws, regulations and directives, on giving to the holder of such Note (and, if such Notes are listed on an Exchange, to the Exchange) irrevocable notice in accordance with Condition 16 of not less than 30 nor more than 45 days (or such other notice period as specified on such Note) redeem or procure the purchase of all or, if so specified on such Note, some of the Series of Notes of which such Note forms part, on the Optional Redemption Date(s) specified on such Notes (which shall, in the case of a Note which has applicable to it at the time of redemption or purchase an interest basis which is specified on such Note as Floating Rate, be a Specified Interest Payment Date) at the amount specified on such Note as the Optional Redemption Amount together with interest accrued to (but excluding) the date fixed for redemption or purchase. All Notes in respect of which any such notice is given shall be redeemed or purchased on the Optional Redemption Date(s) specified in such notice in accordance with this Condition 6(e). If some only of the Notes of a Series are to be redeemed or purchased at any time, the Notes to be redeemed or purchased shall be determined by the drawing of lots. In the case of a partial redemption by way of lot, the notice to Noteholders shall also contain the certificate numbers and nominal amount of the Notes to be redeemed or purchased, which shall have been drawn in such place as the Trustee may approve and in such manner as it deems appropriate, subject to compliance with any applicable laws, clearing system and Exchange requirements.

(f) *Redemption at the Option of Noteholders (Put Option)*: If so provided on a Note, the Issuer shall, subject to compliance with all relevant laws, regulations and directives, at the option of the holder of such Note, redeem or (at the option of the Issuer) procure the purchase of such Note on the Optional Redemption Date(s) specified on such Note (which shall, in the case of a Note which has applicable to it at the time of redemption an interest basis which is specified on such Note as Floating Rate, be a Specified Interest Payment Date) at the amount specified on such Note as the Optional Redemption Amount together with interest accrued to (but excluding) the date fixed for redemption or purchase. To exercise such option the holder must deposit such Note with any Paying Agent (in the case of Bearer Notes) or the Registrar or any Transfer Agent (in the case of Registered Notes) at their respective specified offices, together with a duly completed notice of redemption ("Redemption Notice") in the form obtainable from any Agent other than the Principal Paying Agent not more than 60 nor less than 46 days (or such other deposit period as may be specified on such Note) prior to the relevant date for redemption. Unless otherwise specified on such Note, no Note (or Redemption Notice) so deposited may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer. Notice of not more nor less than the number of days specified on such Note of the commencement of any period for the deposit of Notes for redemption pursuant to this Condition 6(f) shall be given by the Issuer to Noteholders (and, if such Notes are listed on an Exchange, to the Exchange) in accordance with Condition 16.

(g) *Cancellation*: All Notes redeemed in accordance with this Condition 6 and any unmatured Coupons or Talons attached to them will be cancelled. Any Notes purchased in accordance with this

Condition 6, and any unmatured Coupons or Talons purchased with them, may at the option of the Issuer be cancelled or may be resold. Cancelled Notes may, at the option of the Issuer, be re-issued.

7. Payments

(a) *Bearer Notes:*

(i) Payments of Principal and Interest

Payments of principal and interest in respect of Bearer Notes will, subject as mentioned below, be made against presentation and surrender of the relevant Bearer Notes or Coupons, as the case may be, at the specified office of any Paying Agent outside the United States and its possessions:—

(1) in respect of payments denominated in a Specified Currency other than U.S. Dollars, at the option of the holder either by a cheque in such Specified Currency drawn on, or by transfer to an account in such Specified Currency maintained by the payee with, a bank in the Relevant Financial Centre of such Specified Currency, or in the case of euro, in a city in which banks have access to the TARGET System;

(2) in respect of payments denominated in U.S. Dollars, subject to Condition 7(a)(ii), at the option of the holder either by a U.S. Dollar cheque drawn on a bank in New York City or by transfer to a U.S. Dollar account maintained by the payee with a bank outside the United States; or

(3) as may otherwise be specified on such Notes as an Alternative Payment Mechanism.

(ii) Payments in the United States

Notwithstanding the foregoing, payments in respect of Bearer Notes denominated in U.S. Dollars may be made at the specified office of the New York Paying Agent in the same manner as aforesaid if (1) the Maturity Date of such Bearer Notes is not more than one year from the Issue Date for such Bearer Notes or (2) (a) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Bearer Notes in the manner provided above when due, (b) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (c) such payment is then permitted by United States law. If, under such circumstances, a Bearer Note is presented for payment of principal at the specified office of the New York Paying Agent in circumstances where interest (if any is payable against presentation of the Bearer Note) is not to be paid there, the relevant Paying Agent will annotate the Bearer Note with the record of the principal paid and return it to the holder for the obtaining of interest elsewhere.

(iii) Payments on Business Days

Subject as provided on a Note, if any date for payment in respect of any Bearer Note or Coupon comprising all or part of a Tranche is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this Condition 7(a), "business day" means a day on which banks are open for business in the relevant place of presentation, in such jurisdictions as shall be specified on such Note as "Additional Financial Centres" and:—

(1) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant Specified Currency, on which dealings may be carried on in the Relevant Financial Centre of such Specified Currency; or

(2) in the case of payment in euro, a day which is a TARGET Business Day.

If the due date for redemption or repayment of any Bearer Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note. Interest (if any) accrued on a Bearer Note the interest basis for which is specified on such Note as Zero Coupon from its Maturity Date shall be payable on repayment of such Bearer Note against presentation thereof.

(b) *Registered Notes*:

(i) Payments of Principal and Interest

Payments of principal and interest in respect of Registered Notes will be made or procured to be made by the New York Paying Agent to the person shown on the Register at the close of business on the fifteenth DTC business day before the due date for payment thereof (the "Record Date"):—

(1) by cheque drawn on, or by transfer to an account in such Specified Currency maintained by the payee with, a bank in the Relevant Financial Centre of such Specified Currency or, in the case of euro, in a city in which banks have access to the TARGET System; or

(2) as may otherwise be specified on such Notes as an Alternative Payment Mechanism,

subject in each case to Condition 7(b)(iii). For the purposes of this Condition 7(b), "DTC business day" means any day on which DTC (as defined in Condition 7(b)(iii)) is open for business.

Payments of principal in respect of Registered Notes will only be made against surrender of the relevant Definitive Registered Note at the specified office of any Transfer Agent. Upon application by the holder to the specified office of any Transfer Agent not less than 15 days before the due date for any payment in respect of a Note, such payment will be made by transfer to an account maintained by the payee with a bank in the Relevant Financial Centre or, in the case of euro, in a city in which banks have access to the TARGET System. Details of the account to which a registered holder's payments will be made should be notified by the holder to the specified office of the New York Paying Agent before the Record Date preceding the relevant date for payment. If the amount of principal being paid is less than the nominal amount of the relevant Definitive Registered Note, the Registrar will annotate the Register with the amount of principal so paid and will (if so requested by the Issuer or a Noteholder) issue a new Definitive Registered Note with a nominal amount equal to the remaining unpaid nominal amount.

(ii) Payment Initiation

Where payment is to be made by transfer to an account in the relevant Specified Currency, payment instructions (for value the due date or, if that is not a Relevant Business Day, for value the first following day which is a Relevant Business Day) will be initiated, and, where payment is to be made by cheque, the cheque will be mailed on the last day on which the New York Paying Agent is open for business preceding the due date for payment or, in the case of payments of principal where the relevant Definitive Registered Note has not been surrendered at the specified office of any Transfer Agent, on a day on which the New York Paying Agent is open for business and on which the relevant Definitive Registered Note is surrendered.

(iii) Payments Through the Depository Trust Company

Registered Notes, if so specified on them, will be issued in the form of one or more Definitive Registered Notes registered in the name of, or the name of a nominee for, The Depository Trust Company ("DTC"). Payments of principal and interest in respect of Registered Notes denominated in U.S. Dollars will be made in accordance with Conditions 7(b)(i) and (ii). Payments of principal and interest in respect of Registered Notes registered in the name of, or in the name of a nominee for, DTC and denominated in a Specified Currency other than U.S. Dollars will be made or procured to be made by the New York Paying Agent

in the relevant Specified Currency in accordance with the following provisions. The amounts in such Specified Currency payable by the New York Paying Agent or its agent to DTC with respect to Registered Notes held by DTC or its nominee will be received from the Principal Paying Agent by the New York Paying Agent who will make payments in such Specified Currency by wire transfer of same day funds to the designated bank account in such Specified Currency of those DTC participants entitled to receive the relevant payment who have made an irrevocable election to DTC, in the case of interest payment, on or prior to the third DTC business day after the Record Date for the relevant payment of interest and, in the case of payments of principal, at least 12 DTC business days prior to the relevant payment date, to receive that payment in such Specified Currency. The New York Paying Agent, after the Exchange Agent has converted amounts in such Specified Currency into U.S. Dollars, will deliver such U.S. Dollar amount in same day funds to DTC for payment through its settlement system to those DTC participants entitled to receive the relevant payment who did not elect to receive such payment in such Specified Currency. The Agency Agreement sets out the manner in which such conversions are to be made.

(iv) Delay in Payment

Noteholders will not be entitled to any interest or other payment for any delay after the due date in receiving the amount due on a Note if the due date is not a Relevant Business Day, if the Noteholder is late in surrendering or cannot surrender its Definitive Registered Note (if required to do so) or if a cheque mailed in accordance with Condition 7(b)(ii) arrives after the due date for payment.

(v) Payment Not Made in Full

If the amount of principal or interest which is due on any Registered Note is not paid in full, the Registrar will annotate the Register with a record of the amount of principal or interest, if any, in fact paid on such Registered Note.

(c) *Payments Subject to Law, etc.*: All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(d) *Appointment of Agents*: The Principal Paying Agent, the Paying Agents, the Registrar, the Calculation Agent, the Exchange Agent and the Transfer Agents initially appointed by the Issuer and their respective specified offices are listed below. The Issuer reserves the right at any time to vary or terminate the appointment of any Paying Agent, the Principal Paying Agent, the Registrar, the Calculation Agent, the Exchange Agent or any Transfer Agent, to appoint another Principal Paying Agent, Registrar or Calculation Agent and to appoint additional or other Paying Agents or Transfer Agents, provided that the Issuer will at all times maintain (i) a London Paying Agent, (ii) a New York Paying Agent, (iii) a Registrar, an Exchange Agent and a Transfer Agent in New York City, (iv) a Paying Agent and a Transfer Agent having a specified office in a European city which, so long as the Exchange on which the Notes are admitted to listing on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange and the rules of that exchange so require, shall be Luxembourg, (v) a Paying Agent having a specified office in a Member State of the European Union, which Member State will not be obliged to withhold or deduct tax pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive, and (vi) a Calculation Agent. Notice of any such change or any change in the specified office of any Agent will promptly be given to the Noteholders in accordance with Condition 16.

(e) *Unmatured Coupons and Unexchanged Talons*:

(i) Bearer Notes the interest basis for which is specified on such Notes as being Fixed Rate, other than Notes which are specified to be Long Maturity Notes (being Notes whose nominal amount is less than the aggregate interest payable thereon on the relevant dates for payment of interest under Condition 5(I)(a)), should be surrendered for payment of principal together

with all unmatured Coupons (if any) appertaining thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon which the sum of principal so paid bears to the total principal due) will be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment on such Note. Any amount so deducted will be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 10). If the date for payment of principal is any date other than a date for payment of interest, the accrued interest on such principal shall be paid only upon presentation of the relevant Note.

(ii) If so specified on a Bearer Note, upon the due date for redemption of any Bearer Note either the interest basis for which is specified on such Note as being Floating Rate at any time or which is a Long Maturity Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of such Coupons.

(iii) Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Where any Bearer Note either the interest basis for which is specified on such Note as being Floating Rate at any time or which is a Long Maturity Note, is presented for redemption without all unmatured Coupons relating to it, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption of such Bearer Note shall be made only against the provisions of such indemnity as the Issuer may require.

(f) *Talons*: Except where such Talon has become void pursuant to Condition 7(e)(iii), on or after the Interest Payment Date or, as the case may be, the Specified Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the London Paying Agent in exchange for a further Coupon sheet (but excluding any Coupons which may have become void pursuant to Condition 10).

8. Taxation

All payments by or on behalf of the Issuer in respect of the Notes and the Coupons will be made free and clear of, and without withholding or deduction for, or on account of, any taxes, duties, assessments or governmental charges (together, the "Taxes") of whatever nature imposed, levied, collected, withheld or assessed by or within Brazil and/or any other jurisdiction to which the Issuer is subject or any authority therein or thereof having power to tax, unless such withholding or deduction is required by law. In such event, the Issuer shall pay such additional amounts as will result in receipt by the Noteholders or, as the case may be, the Couponholders of such amounts as would have been received by them had no such withholding or deduction been required, except that no such additional amounts shall be payable with respect to any Note or Coupon:—

(i) in the case of Bearer Notes or Coupons:—

(a) to a holder (or to a third party on behalf of a holder) where such holder is liable to such Taxes in respect of such Bearer Note or Coupon by reason of it having some connection with Brazil and/or any other jurisdictions to which the Issuer is subject other than the mere holding of such Bearer Note or Coupon; or

(b) presented for payment more than 30 days after the Relevant Date except to the extent that the holder thereof would have been entitled to additional amounts on presenting the same for payment on the last day of such period of 30 days; or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings

implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(d) presented for payment by or on behalf of a Noteholder or a Couponholder who would have been able to avoid such withholding or deduction by presenting the relevant Note or Coupon to another Paying Agent in a Member State of the European Union.

(ii) in the case of Registered Notes:—

(a) to a holder (or to a third party on behalf of a holder) where such holder is liable to such Taxes in respect of such Registered Note by reason of it having some connection with Brazil and/or any other jurisdictions to which the Issuer is subject, other than the mere holding of such Registered Note or the receipt of the relevant payment in respect thereof; or

(b) if the Definitive Registered Note in respect of such Registered Note is required to be surrendered and is surrendered more than 30 days after the Relevant Date except to the extent that the holder thereof would have been entitled to additional amounts on presenting the same for payment on the last day of such period of 30 days; or

(c) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive.

As used in these Conditions, "Relevant Date" in respect of any Note or Coupon means the date on which payment in respect thereof first becomes due or (if the full amount of the money payable has not been received by the Trustee or the Principal Paying Agent on or prior to such due date) the date on which notice is duly given to the Noteholders in accordance with Condition 16 that such moneys have been so received and are available for payment. References in these Conditions to "principal" shall be deemed to include "Amortised Face Amount", "Final Redemption Amount", "Optional Redemption Amount" and "Early Redemption Amount" and any premium payable in respect of the Notes and any reference to "principal" and/or "interest" shall be deemed to include any additional amounts which may be payable under this Condition 8.

9. Events of Default

If any of the following events occurs:—

(a) *Non-Payment:* the Issuer fails to pay any principal of or interest on any of the Notes when due and, in the case of interest on any of the Notes, such failure continues for a period of five days; or

(b) *Breach of Other Obligations:* any one of the Bank or any Designated Subsidiary does not perform or comply with any one or more of their respective other obligations in the Notes or the Trust Deed which default is incapable of remedy or, if in the opinion of the Trustee capable of remedy, is in the opinion of the Trustee not remedied within 30 days after notice of such default shall have been given to the Bank by the Trustee; or

(c) *Cross Default:* (i) any other present or future External Indebtedness of the Bank or any of its Subsidiaries for or in respect of moneys borrowed or raised becomes (or becomes capable of being declared) due and payable prior to its stated maturity otherwise than at the option of the Bank by reason of the occurrence of an event of default howsoever described, or (ii) any such External Indebtedness is not paid when due or, as the case may be, within any applicable grace period, or (iii) the Bank or any of its Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee in respect of External Indebtedness, provided that the aggregate amount of the External Indebtedness, or guarantee in respect of External Indebtedness, in respect of which one or more of the events mentioned above in this Condition 9(c) have occurred equals or exceeds U.S.$50,000,000 or its equivalent in another currency or currencies (as reasonably determined by the Trustee); or

(d) *Enforcement Proceedings:* a distress, attachment, execution or other legal process is levied, enforced or sued out on or against any part of the property, assets or revenues of any of the Bank, any Designated Subsidiary or any of their respective Subsidiaries and is not discharged or stayed within 30 days after notice thereof has been received by the Bank; or

(e) *Security Enforced:* any mortgage, charge, pledge, lien or other encumbrance, present or future, created or assumed by any of the Bank, any Designated Subsidiary or any of their respective Subsidiaries becomes enforceable and any step is taken to enforce it (including the taking of possession or the appointment of a receiver, administrative receiver, manager or other similar person) and such step is not discharged or stayed within 30 days; or

(f) *Insolvency:* any of the Bank, any Designated Subsidiary or any of their respective Subsidiaries is insolvent or bankrupt or unable to pay its debts, or stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts; or

(g) *Moratorium:* any of the Bank, any Designated Subsidiary or any of their respective Subsidiaries proposes or makes any agreement for the deferral, rescheduling or other readjustment of its debts generally, proposes or makes a general assignment or an arrangement or composition with or for the benefit of creditors in respect of its debts generally or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of any of the Bank, any Designated Subsidiary or any of their respective Subsidiaries; or

(h) *Winding Up:* an order is made or an effective resolution passed for the winding up or dissolution or administration of any of the Bank, any Designated Subsidiary or any of their respective Subsidiaries, or any of the Bank or any Designated Subsidiary ceases or threatens to cease to carry on all or a material part of its business or operations, except for the purpose of and followed by a reconstruction, amalgamation, reorganisation, merger or consolidation (i) on terms approved by the Trustee or by an Extraordinary Resolution of the Noteholders, or (ii) in the case of a Subsidiary, whereby the undertaking and the assets of the Subsidiary are transferred to or otherwise vested in the Bank or any Designated Subsidiary, as the case may be, or another of their respective Subsidiaries; or

(i) *Control:* (I) the Bank ceases to be owned as to at least 51% of its voting share capital by the Government of Brazil, or (II) any Designated Subsidiary jointly and severally liable with the Bank under the Notes ceases to be owned as to at least 51% of its respective voting share capital by the Bank; or

(j) *Analogous Events:* any event occurs which under the laws of the jurisdictions of any Subsidiary has an analogous effect to any of the events referred to in Conditions 9(d) to (h);

then the Trustee at its discretion may in respect of the Notes of any Series, and if so requested by holders of at least one-fifth in nominal amount of the Notes of such Series then outstanding or if so directed by an Extraordinary Resolution of the holders of Notes of such Series shall, give notice to the Issuer that the Notes of such Series are, and they shall immediately become due and payable at their Early Redemption Amount specified on such Notes or, if none is so specified, at the nominal amount specified on such Notes together with interest accrued to the date of redemption or, in relation to Notes the interest basis for which is specified on such Notes as Zero Coupon, the Amortised Face Amount of such Notes provided that in the case of paragraphs (b) and (d) to (h) and, in the case of Subsidiaries only, paragraphs (c) and (j), the Trustee shall have certified that in its opinion such event is materially prejudicial to the interests of the Noteholders.

10. Prescription

Claims against the Issuer for payment in respect of the Notes and Coupons (which, for this purpose shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) and 5 years (in the case of interest) from the appropriate Relevant Date in respect thereof.

11. Meetings of Noteholders, Modification, Waiver and Substitution

(a) *Meetings of Noteholders:* The Trust Deed contains provisions for convening meetings of Noteholders of a Series to consider any matter affecting their interests, including modification by

Extraordinary Resolution of the Notes of such Series (including these Conditions insofar as the same may apply to such Notes). Such a meeting may be convened by the Issuer or the Trustee, and the Trustee (subject to being indemnified to its satisfaction against all costs and expenses thereby occasioned) shall convene such a meeting upon written request of Noteholders holding not less than 10% in nominal amount of the Notes of the relevant Series for the time being outstanding. The quorum for any meeting to consider an Extraordinary Resolution will be two or more persons holding or representing in aggregate more than 50% in nominal amount of the Notes of the relevant Series for the time being outstanding, or at any adjourned meeting two or more persons holding or representing holders of Notes of the relevant Series whatever the nominal amount of the Notes of the relevant Series held or represented, unless the business of such meeting includes consideration of proposals, inter alia, (i) to amend the dates of maturity or redemption of the Notes of any Series or any date for payment of interest thereon, (ii) to reduce or cancel the nominal amount, Final Redemption Amount, Optional Redemption Amount or Early Redemption Amount (if any) of the Notes of any Series, (iii) to reduce the rate or rates of interest in respect of the Notes of any Series or to vary the method or basis of calculating the rate or rates or amount of interest, (iv) if there is specified on the Notes of any Series a Minimum Rate of Interest and/or a Maximum Rate of Interest, to reduce such Minimum Rate of Interest and/or such Maximum Rate of Interest, (v) to change the method of calculating the Amortised Face Amount (if any), the Amortisation Yield (if any), the Early Redemption Amount (if any), or the Optional Redemption Amount (if any) of any Series, (vi) to change the Specified Currency, Specified Principal Payment Currency or Specified Interest Payment Currency of the Notes of any Series or (vii) to modify the provisions concerning the quorum required at any meeting of Noteholders of any Series or the majority required to pass an Extraordinary Resolution, in which case the necessary quorum will be two or more persons holding or representing not less than 75%, or at any adjourned meeting not less than 25%, in nominal amount of the Notes of the relevant Series for the time being outstanding. An "Extraordinary Resolution" is defined in the Trust Deed to mean a resolution passed at a meeting of Noteholders duly convened and held in accordance with the provisions of the Trust Deed by a majority of not less than 75% of the votes cast. A written resolution of holders of not less than 90% in nominal amount of the Notes of the relevant Series for the time being outstanding shall take effect as an Extraordinary Resolution for all purposes. Any Extraordinary Resolution duly passed shall be binding on all holders of Notes of the relevant Series (whether or not they were present or represented at the meeting at which such resolution was passed) and on all Couponholders (if any).

(b) *Modification, Waiver and Determination:* The Trustee, the Bank and the Designated Subsidiaries may, without the consent of the Noteholders or Couponholders, (i) agree to any modification of any of the provisions of the Trust Deed which, in the opinion of the Trustee, is of a formal, minor or technical nature or is made to correct a manifest or proven error and (ii) agree to any other modification (except as mentioned in the Trust Deed), and any waiver or authorisation of any breach or proposed breach, of any of the provisions of the Trust Deed and the Trustee may, without the consent of the Noteholders or Couponholders, subject as provided in the Trust Deed, determine that any Event of Default or Potential Event of Default (as defined in the Trust Deed) will not be treated as such, provided that any such modification referred to in (ii) above or any waiver or determination is, in the opinion of the Trustee, not materially prejudicial to the interests of the Noteholders. Any such modification, authorisation or waiver shall be binding on the Noteholders and the Couponholders and, if the Trustee so requires, such modification and any substitution referred to in (c) below shall be notified to the Noteholders in accordance with Condition 16 as soon as practicable.

(c) *Substitution:* The Trust Deed contains provisions permitting the Trustee to agree, subject to such amendment of the Trust Deed and such other conditions as the Trustee may require, but without the consent of the Noteholders or Couponholders, to the substitution of the Bank's successor in business or any Subsidiary of the Bank or its successor in business in place of the Bank or any previous substituted company, as principal debtor under the Trust Deed and the Notes. In the case of such a substitution the Trustee may agree, without the consent of the Noteholders or Couponholders, subject to the provisions of the Trust Deed, to a change of the law governing the Notes, the Coupons and/or the Trust Deed provided that such change would not in the opinion of the Trustee be materially prejudicial to the interests of the Noteholders.

(d) *Entitlement of the Trustee:* In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the general interests of the Noteholders as a class (but shall not have regard to any interests arising from circumstances particular to individual Noteholders whatever their number) and, in particular but without limitation, shall not have regard to the consequences of any such exercise for individual Noteholders (whatever their number) resulting form their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory or any political sub-division thereof and the Trustee shall not be entitled to require, nor shall any Noteholder be entitled to claim, from the Issuer, the Trustee or any other person any indemnification or payment in respect of any tax consequences of any such exercise upon individual Noteholders except to the extent already provided for in Condition 8 and/or any undertaking or covenant given in addition to, or in substitution for, Condition 8 pursuant to the Trust Deed.

12. Enforcement

At any time after the Notes of any Series become due and payable, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce the terms of the Trust Deed, the Notes and the Coupons, but it need not take any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution or so requested in writing by Noteholders holding at least 20% in nominal amount of the Notes of such Series outstanding, and (b) it shall have been indemnified to its satisfaction. No Noteholder or Couponholder may proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

13. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility. The Trustee and its parent, subsidiaries and affiliates are entitled to enter into business transactions with any of the Bank, any Designated Subsidiary and any entity related to any of them without accounting for any profit.

14. Replacement of Bearer Notes, Coupons, Talons and Definitive Registered Notes

If any Bearer Note, Coupon, Talon or Definitive Registered Note is lost, stolen, mutilated, defaced or destroyed it may be replaced at the specified office of the Paying Agent in Luxembourg, identified at the back of this Program Circular (in the case of Bearer Notes, Coupons and Talons) or the Transfer Agent in New York City (in the case of Registered Notes) subject to all applicable laws and stock exchange requirements, upon payment by the claimant of the taxes and expenses incurred in connection with such replacement and on such terms as to evidence, security, indemnity and otherwise as the Issuer may require (provided that the requirement is reasonable in the light of prevailing market practice). Mutilated or defaced Notes, Coupons, Talons or Definitive Registered Notes must be surrendered before replacements will be issued.

15. Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further securities having the same terms and conditions as the Notes of any Series in all respects (or in all respects except for the first payment of interest on them) so that such further issue shall be consolidated and form a single series with the outstanding securities of any series (including the Notes of any Series). References in these Conditions to the Notes of any Series include (unless the context requires otherwise) any other securities issued pursuant to this Condition 15 and forming a single series with the Notes of such Series. Any further securities forming a single series with the outstanding securities of any series (including the Notes of any Series) constituted under the Trust Deed or any deed supplemental to it shall be constituted under a deed supplemental to the Trust Deed. The Trust Deed contains provisions for convening a single meeting of the Noteholders of a Series and the holders of securities of other series (including the Notes of any other Series) where the Trustee so decides.

16. Notices

Notices to holders of Registered Notes will be mailed to them at their respective addresses in the Register and shall be published (so long as the Notes are admitted to listing on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange and the rules of that Exchange so require) either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a daily newspaper with general circulation in Luxembourg (which is expected to be the *d'Wort*). Any such notice shall be deemed to have been given on the later of the date of such publication and the fourth weekday (being a day other than a Saturday or a Sunday) after the date of mailing. Notices to the holders of Bearer Notes will be valid if published in a daily newspaper having general circulation in London and (so long as the Notes admitted to listing on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF market of the Luxembourg Stock Exchange and the rules of that Exchange so require) either on the website of the Luxembourg Stock Exchange (www.bourse.lu) or in a daily newspaper with general circulation in Luxembourg or, if in the opinion of the Trustee any such publication is not practicable, in another leading daily English language newspaper having general circulation in Europe approved by the Trustee). It is expected that such publication will be made in the *Financial Times* in London and the *d'Wort* in Luxembourg. Notices will be deemed to have been given on the date of the first publication in both such newspapers. If it is not practicable to give notice as specified above notice will be given in such other manner, and be deemed to have been given on such date, as the Trustee shall approve.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice to the holders of Bearer Notes in accordance with this Condition 16.

17. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

18. Governing Law and Jurisdiction

(a) *Governing Law:* The Trust Deed, the Notes, the Coupons and the Talons are governed by, and shall be construed in accordance with, English law.

(b) *Jurisdiction:* The courts of England and the courts of the State of New York and the Federal courts sitting in the State of New York are to have jurisdiction to settle any disputes which may arise out of or in connection with the Notes, the Coupons, the Talons or the Trust Deed and accordingly any legal action or proceedings arising out of or in connection with the Notes, the Coupons, the Talons or the Trust Deed ("Proceedings") may be brought in such courts. Each of the Bank and each Designated Subsidiary has in the Trust Deed irrevocably submitted to the jurisdiction of such courts.

(c) *Agent for Service of Process:* Each of the Bank and each Designated Subsidiary has in the Trust Deed appointed an agent in England to receive service of process in any Proceedings in England and an agent in New York to receive service of process in any Proceedings in New York State. If for any reason the Bank or any of the Designated Subsidiaries does not have either such an agent in England or in New York, it will promptly appoint a substitute process agent and notify the Noteholders of such appointment. Nothing herein shall affect the right to serve process in any other manner permitted by law.

(d) *Waiver of Immunity:* Each of the Bank and each Designated Subsidiary has in the Trust Deed irrevocably agreed, that, should any Proceedings be taken anywhere (whether for an injunction, specific performance, damages or otherwise), no immunity (to the extent that it may at any time exist, whether on the grounds of sovereignty or otherwise) from those Proceedings, from attachment (whether in aid of execution, before judgment or otherwise) of their respective assets or from execution of judgment shall be claimed by any of them or on their respective behalves or with respect to their respective assets, any such immunity being irrevocably waived. Each of the Bank and each Designated Subsidiary has in the Trust Deed irrevocably agreed that they and their respective assets are, and shall be, subject to such Proceedings, attachment or execution in respect of their respective obligations under the Trust Deed, the Notes and the Coupons.

Each of the Bank and each Designated Subsidiary has in the Trust Deed irrevocably and generally consented in respect of any Proceedings anywhere to the giving of any relief or the issue of any process in connection with those Proceedings including, without limitation, the making, enforcement or execution against any assets whatsoever (irrespective of their use or intended use) of any order or judgment which may be made or given in those Proceedings.

FORM OF THE NOTES

Bearer Notes

Bearer Notes of each Tranche of a Bearer Series will initially be represented by a Temporary Global Note, or by a Global Note, each without Coupons, which will be deposited with a common depositary on behalf of Clearstream, Luxembourg and Euroclear on the relevant Issue Date. Interests in the Temporary Global Note will be exchanged in whole or in part for interests in a Global Note representing Bearer Notes of the relevant Tranche, not earlier than 40 days after the later of the commencement of the offering of the relevant tranche and the relevant Issue Date, upon certification as to non-U.S. beneficial ownership.

Each Temporary Global Note, Global Note and any Bearer Note, Talons and Coupons will bear the following legend:

"Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code."

The sections of the U.S. Internal Revenue Code referred to in the legend provide that a United States taxpayer, with certain exceptions, will not be permitted to deduct any loss, and will not be eligible for capital gains treatment with respect to any gain, realised on any sale, exchange or redemption of Bearer Notes or any related Coupons.

Summary of provisions relating to Bearer Notes while in Global Form

Each Temporary Global Note and each Global Note will contain provisions which apply to the Bearer Notes while they are in global form, some of which modify the effect of the terms and conditions of the Notes set out in this document. The following is a summary of certain of those provisions:

(1) *Exchange:* The Temporary Global Note is exchangeable in whole or in part for interests in the Global Note representing Bearer Notes not earlier than 40 days after the later of the commencement of the offering of the relevant trache and the relevant Issue Date upon certification as to non-U.S. beneficial ownership in the form set out in the Temporary Global Note. The Global Note is exchangeable in whole, but not in part (free of charge to the holder), for definitive Bearer Notes if the Global Note is held on behalf of a clearing system and such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by such holder giving notice to the London Paying Agent.

On or after any Exchange Date, the holder of the Global Note may surrender the Global Note to or to the order of the London Paying Agent. In exchange for the Global Note, the Issuer will deliver, or procure the delivery of, an equal aggregate nominal amount of duly executed and authenticated definitive Bearer Notes (having attached to them all Coupons and Talons in respect of interest which has not already been paid on the Global Note), security printed in accordance with any applicable legal and stock exchange requirements and in or substantially in the form set out in Schedule 1 to the Trust Deed. On exchange of the Global Note, the Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant definitive Bearer Notes.

"Exchange Date" means a day falling not less than 40 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the London Paying Agent is located and, except in the case of exchange of the Global Note as set out in the first paragraph above, in the cities in which the relevant clearing systems are located.

(2) *Payments*: No payments will be made on the Temporary Global Note unless exchange for definitive Notes or an interest in the Global Note is improperly withheld or refused. Payments of principal and interest in respect of Bearer Notes represented by the Global Note will be made

against presentation for endorsement and, if no further payment remains to be made in respect of the Bearer Notes, surrender of the Global Note to or to the order of the London Paying Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. A record of each payment so made will be endorsed in the appropriate schedule to the Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Bearer Notes. Condition 8 (i) (d) will apply to definitive Bearer Notes only.

(3) *Notices*: So long as the Bearer Notes are represented by the Global Note and the Global Note is held on behalf of a clearing system, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders and shall be deemed to have been given on the second business day following such delivery, except that so long as the Bearer Notes are listed on the Euro MTF market of the Luxembourg Stock Exchange and the rules of that Exchange so require, notices shall be published in a leading newspaper having general circulation in Luxembourg (which is expected to be the *d'Wort*) or on the website of the Luxembourg Stock Exchange www.bourse.lu.

(4) *Prescription*: Claims against the Issuer in respect of principal and interest in respect of the Global Note will become prescribed unless the Global Note is presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) from the appropriate Relevant Date (as defined in Condition 8).

(5) *Meetings*: The holder of the Global Note will (unless the Global Note represents only one Bearer Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of Noteholders and, at any such meeting, as having one vote in respect of each minimum Specified Denomination for which the Global Note may be exchanged.

(6) *Purchase and cancellation*: Cancellation of any Bearer Note required by the Conditions to be cancelled following its purchase will be effected by reduction in the nominal amount of the Global Note and evidenced by the appropriate notation in the relevant schedule to such Global Note.

(7) *Default*: The Global Note provides that the holder may cause the Global Note to become due and payable in the circumstances described in Condition 9 by giving notice thereof to the Trustee.

(8) *Trustee's powers*: In considering the interests of Noteholders while the Global Note is held on behalf of a clearing system, the Trustee may have regard to any information provided to it by such clearing system or its operator as to the identity (either individually or by category) of its accountholders with entitlements to the Global Note and may consider such interests as if such accountholders were the holder of the Global Note.

(9) *Call option*: The Issuer's call option in Condition 6(e) may be exercised by the Issuer giving notice to the Noteholders within the time limits set out in and containing the information required by Condition 6(e) except that the notice shall not be required contain the certificate numbers of Notes drawn for redemption in the case of a partial redemption of Notes and accordingly no drawing of Notes for redemption shall be required.

(10) *Put option*: The Noteholders' put option in Condition 6(f) may be exercised by the holder of the Global Note giving notice to the London Paying Agent of the nominal amount of Bearer Notes in respect of which the option is exercised and presenting the Global Note for endorsement of exercise within the time limits specified in Condition 6(f).

Registered Notes

Registered Notes of each Tranche of a Registered Series which are sold in an "offshore transaction" in reliance on Regulation S ("Unrestricted Notes") will initially be represented by interests in a DTC Unrestricted Global Note, without interest coupons, deposited with a custodian for, and registered in the name of a nominee of, DTC on its Issue Date. Registered Notes of such Tranche resold in the United States to QIBs ("Restricted Notes"), as referred to in, and subject to the transfer restrictions described in, "Subscription and Sale and Transfer Restrictions", will initially be represented by a DTC Restricted Global

Note, without interest coupons, deposited with a custodian for, and registered in the name of a nominee of, DTC on its Issue Date. Registered Notes originally sold to Accredited Investors will initially be in the form of Definitive Registered Notes. Any DTC Restricted Global Note and any individual definitive Restricted Notes registered in the name of a QIB (or its nominee) in the circumstances set out under "Clearing and Settlement – Individual Definitive Registered Notes") will bear a legend applicable to purchasers who purchase the Registered Notes pursuant to Rule 144A described in "Subscription and Sale and Transfer Restrictions". Any individual definitive Restricted Notes sold to an Accredited Investor will bear a legend applicable to such purchaser described in "Subscription and Sale and Transfer Restrictions".

For the purpose of calculating the U.S. Dollar equivalent of the nominal amount of Notes outstanding under the Program from time to time, the U.S. Dollar equivalent of Notes denominated in another currency shall be determined, at the discretion of the Issuer, either as of the date of agreement to issue such Notes (the "Agreement Date") or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in either case on the basis of the Exchange Rate on the relevant date of calculation. As used herein, the "Exchange Rate" means the spot rate for the sale of U.S. Dollars against the purchase of such other relevant currency in the London foreign exchange market as quoted by any leading bank selected by the Issuer at its discretion on the Agreement Date or on the preceding day on which commercial banks and foreign exchange markets are open for business in London.

The U.S. Dollar equivalent of any Zero Coupon Note and any other Note issued at a discount shall be calculated, in relation to the Specified Currency, in the manner specified in the previous paragraph with the Exchange Rate so determined to apply in respect of any other U.S. Dollar equivalent determination for the same Zero Coupon Notes and, in relation to the nominal amount, by reference to the amortisation yield formula as specified in the Conditions applicable to such Notes as of the same dates as specified in the preceding paragraph or, if no formula is so specified, the nominal amount of the Notes. The U.S. Dollar equivalent of a Note issued at a premium shall be calculated in the manner specified above by reference to the net proceeds received by the Issuer for the relevant issue.

CLEARING AND SETTLEMENT

Book-Entry Ownership

Bearer Notes

The Issuer will make applications to Clearstream, Luxembourg and Euroclear for acceptance in their respective book-entry systems, in respect of any Bearer Series of Notes. In respect of Bearer Notes, a Temporary Global Note and/or a Global Note in bearer form without coupons will be deposited with a common depositary for Clearstream, Luxembourg and Euroclear. Transfers of interests in a Temporary Global Note or a Global Note will be made in accordance with the normal Euromarket debt securities operating procedures of Clearstream, Luxembourg and Euroclear.

Registered Notes

The Issuer and The Bank of New York will make application in respect of each Tranche to DTC for acceptance in its book-entry settlement system of the Unrestricted Notes and the Restricted Notes represented by each DTC Unrestricted Global Note and each DTC Restricted Global Note, respectively. Each DTC Unrestricted Global Note will have a CINS number and each DTC Restricted Global Note will have a CUSIP number. Each DTC Restricted Global Note will be subject to restrictions on transfer contained in a legend appearing on the front of such Note, and set out under "Subscription and Sale and Transfer Restrictions". In certain circumstances, as described below in "Transfers of Registered Notes", transfers may be made as a result of which such legend is no longer applicable.

The custodian with whom the DTC Global Notes are deposited (the "Custodian") and DTC will electronically record the nominal amount of the Unrestricted Notes and Restricted Notes, as the case may be, held within the DTC system. Until the expiration of 40 days after the later of the commencement of the offering and the Issue Date of a Series, investors in Notes of such Series may hold their interests in a DTC Unrestricted Global Note only through Clearstream, Luxembourg or Euroclear. Thereafter, investors may additionally hold such interests directly through DTC, if they are participants in such system, or indirectly through organizations which are participants in DTC. Clearstream, Luxembourg and Euroclear will hold interests in a DTC Unrestricted Global Note on behalf of their accountholders through customers' securities accounts in Clearstream, Luxembourg's or Euroclear's respective names on the books of their respective depositaries, which in turn will hold such interests in a DTC Unrestricted Global Note in customers' securities accounts in the depositaries' names on the books of DTC. Citibank, N.A. will initially act as depositary for Clearstream, Luxembourg, and JPMorgan Chase Bank, N.A. will act as depositary for Euroclear. Investors may hold their interests in a DTC Restricted Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

Payments of the principal of, and interest on, each DTC Global Note registered in the name of DTC's nominee will be to or to the order of its nominee as the registered owner of such DTC Global Note. The Issuer expects that the nominee, upon receipt of any such payment, will immediately credit DTC participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant DTC Global Note as shown on the records of DTC or the nominee. The Issuer also expects that payments by DTC participants to owners of beneficial interests in such DTC Global Note held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such DTC participants. None of the Issuer, the Trustee or any Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the DTC Global Notes or for maintaining, supervising or reviewing any records relating to such ownership interests.

Registered Notes originally sold to Accredited Investors will initially be in the form of individual Definitive Registered Notes in minimum denominations of U.S.$250,000 (or its equivalent rounded upwards as agreed between the Issuer and the relevant Dealer(s)) or integral multiples of U.S.$1,000 in excess thereof. All other Registered Notes will initially be in the form of one or more DTC Unrestricted Global Notes and/or one or more DTC Restricted Global Notes. Individual Definitive Registered Notes will be

available in respect thereof in denominations of U.S.$100,000 (or its equivalent rounded upwards as agreed between the Issuer and the relevant Dealer(s)) or higher multiples of U.S.$1,000 in excess thereof, only in certain limited circumstances described below.

Application will be made on behalf of the Issuer to Clearstream, Luxembourg and Euroclear for acceptance in their respective book-entry systems in respect of the Notes. Restricted Notes will not be eligible for clearing or settlement through Clearstream, Luxembourg.

Individual Definitive Registered Notes

Registered Notes originally sold to Accredited Investors will be registered in the name of the holder thereof or any nominee for such holder. Except as provided in the preceding sentence, registration of title to Registered Notes in a name other than a depositary or its nominee for DTC will not be permitted unless (i) DTC notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the DTC Global Notes, or ceases to be a "clearing agency" registered under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), or is at any time no longer eligible to act as such and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC or (ii) the Trustee has instituted or has been directed to institute any judicial proceeding in a court to enforce the rights of the Noteholders under the Notes and the Trustee has been advised by counsel that in connection with such proceeding it is necessary or appropriate for the Trustee to obtain possession of the Notes. In such circumstances, the Issuer will cause sufficient individual Definitive Registered Notes to be executed and delivered to the Registrar for completion, authentication and despatch to the relevant Noteholder(s). A person having an interest in a DTC Global Note must provide the Registrar with:

(a) a written order containing instructions and such other information as the Issuer and the Registrar may require to complete, execute and deliver such individual Definitive Registered Notes; and

(b) in the case of a DTC Restricted Global Note only, a fully completed, signed certification substantially to the effect that the exchanging holder is not transferring its interest at the time of such exchange, or in the case of a simultaneous resale pursuant to Rule 144A, a certification that the transfer is being made in compliance with the provisions of Rule 144A. Individual Definitive Registered Notes issued pursuant to this paragraph (b) shall bear the legend set out in "Subscription and Sale and Transfer Restrictions".

Transfers of Registered Notes

Transfers of interests in DTC Global Registered Notes within DTC, Clearstream, Luxembourg and Euroclear will be in accordance with the usual rules and operating procedures of the relevant system. The laws of some states in the United States require that certain persons take physical delivery in definitive form of securities. Consequently, the ability to transfer interests in a DTC Global Note to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a DTC Global Note to pledge such interest to persons or entities that do not participate in DTC, or otherwise take action in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

Until the expiration of 40 days after the later of the commencement of the offering of a Series of Notes and the Issue Date thereof, beneficial interests in a DTC Unrestricted Global Note for such Series may be held only through Clearstream, Luxembourg or Euroclear. Transfers may be made at any time by a holder of an interest in a DTC Unrestricted Global Note to a transferee who wishes to take delivery of such interest through a DTC Restricted Global Note provided that any such transfer made on or prior to the expiration of the Distribution Compliance Period (as defined in "Subscription and Sale and Transfer Restrictions") relating to the Notes represented by such DTC Unrestricted Global Note will only be made upon receipt by the Registrar or any Transfer Agent of a written certificate from the transferor to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities law of any state of the United States or any other jurisdiction. Thereafter, the Registrar will make the appropriate entries in the Register.

Transfers at any time by a holder of any interest in the DTC Restricted Global Note to a transferee who takes delivery of such interest through a DTC Unrestricted Global Note will only be made upon delivery to the Registrar or any Transfer Agent of a certificate setting forth compliance with the provisions of Regulation S and giving details of the account at Euroclear or Clearstream, Luxembourg, as the case may be, and DTC to be credited and debited, respectively, with an interest in the relevant DTC Global Notes..

Subject to compliance with the transfer restrictions applicable to the Registered Notes described above and under "Subscription and Sale and Transfer Restrictions", cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear accountholders, on the other, will be effected in DTC in accordance with DTC rules on behalf of Clearstream, Luxembourg or Euroclear, as the case may be, by its respective depositary. However, such cross-market transactions will require delivery of instructions to Clearstream, Luxembourg or Euroclear, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. Clearstream, Luxembourg or Euroclear, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving beneficial interests in the relevant DTC Global Note, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream, Luxembourg accountholders and Euroclear accountholders may not deliver instructions directly to the depositaries for Clearstream, Luxembourg or Euroclear.

On or after the Issue Date for any Series, transfers of Notes of such Series between accountholders in Clearstream, Luxembourg and Euroclear and transfers of Notes of such Series between participants in DTC will generally have a settlement date three business days after the trade date (T+3). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Clearstream, Luxembourg or Euroclear and DTC participants will need to have an agreed settlement date between the parties to such transfer. However, as a result of time-zone differences, securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with DTC participant will be credited to the relevant account at Clearstream, Luxembourg or Euroclear during the securities settlement processing day dated the business day (T+4) following the DTC settlement date. Similarly, cash received in Clearstream, Luxembourg or Euroclear as a result of a sale of securities by or through a Clearstream, Luxembourg or Euroclear as a result of a sale of securities by or through a Clearstream, Luxembourg or Euroclear accountholder to a DTC participant will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only on a business day (T+4) following the DTC settlement date. In the case of cross-market transfers, settlement between Euroclear or Clearstream. Luxembourg accountholders and DTC participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

For a further description of restrictions on transfer of Registered Notes, see "Subscription and Sale and Transfer Restrictions".

DTC has advised the Issuer that it will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of DTC Global Notes for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in DTC Global Notes are credited and only in respect of such portion of the aggregate nominal amount of the relevant DTC Global Notes as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the relevant DTC Global Notes for exchange for individual Definitive Registered Notes (which will, in the case of Restricted Notes, bear the legend applicable to transfers pursuant to Rule 144A).

DTC has advised the Issuer as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organisation" under the laws of the State of New York, a member of the U.S. Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Direct participants

include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the DTC Global Notes among participants and accountholders of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Issuer, the Trustee or any Agent will have any responsibility for the performance by DTC, Clearstream, Luxembourg or Euroclear or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

Registered Notes represented by individual Definitive Registered Notes will not be eligible for clearing or settlement through DTC, Clearstream, Luxembourg or Euroclear.

Transfers of individual Definitive Registered Notes will be effected in accordance with the Conditions as described under "Terms and Conditions of the Notes – Transfer of Registered Notes and Issue of Definitive Registered Notes". In addition, upon written request and delivery by a holder to the Registrar of a certificate to the effect that an individual Definitive Registered Note is to be transferred pursuant to Regulation S, or to QIBs under Rule 144A, and upon surrender of such individual Definitive Registered Note for registration of transfer, the Registrar shall exchange such individual Definitive Registered Note for an interest in the relevant DTC Unrestricted Global Note or DTC Restricted Global Note, as the case may be.

Pre-issue Trades Settlement

It is expected that delivery of Notes will be made against payment on the relevant Issue Date, which could be more than three business days following the date of pricing. Under Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes in the United States on the date of pricing or the next succeeding business days until the relevant Issue Date will be required, by virtue of the fact the Notes initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of Notes may be affected by such local settlement practices and purchasers of Notes who wish to trade Notes between the date of pricing and the relevant Issue Date should consult their own adviser.

USE OF PROCEEDS

The net proceeds from the sale of the Notes will be used by the Issuer to fund its lending and leasing operations in Brazil or as otherwise specified in the relevant Pricing Supplement.

DESIGNATED SUBSIDIARIES

Issues of Notes under the Program may be made by the Bank or by the Bank acting jointly and severally with any one Designated Subsidiary. BB-Leasing S.A. Arrendamento Mercantil ("BB Leasing") was appointed as a Designated Subsidiary at the date of the establishment of the Program. BB Leasing has not and does not currently intend to issue any Notes under the Program. Accordingly, in the case of an issue of Notes under the Program made by BB Leasing or any other Designated Subsidiary, the Program Circular will be supplemented to include all relevant information relating to BB Leasing or such other Designated Subsidiary thereby updating the information contained in the Bank's Program Circular dated October 7, 1994 in the case of BB Leasing.

The Bank may, with the consent of the Trustee, appoint additional Designated Subsidiaries at any time, provided that any such additional Designated Subsidiary complies with the relevant conditions for such appointment as contained in the Trust Deed.

THE BRAZILIAN FINANCIAL SYSTEM

The basic institutional framework of the Brazilian financial system was established in 1964 through Law No. 4,595 (the "Banking Reform Law"). The Banking Reform Law created the Brazilian Monetary Council (*Conselho Monetário Nacional* of "CMN") and made it the body responsible for establishing Brazilian currency and credit policies directed towards economic and social development. The following is a brief description of the Brazilian financial system as it currently exists under the framework established by the Banking Reform Law.

Principal Regulatory Agencies

The CMN: The CMN, currently the highest authority responsible for monetary and financial policy in Brazil, is responsible for the overall supervision of Brazilian monetary, credit, budgetary, fiscal and public debt policies. In accordance with the changes introduced by the Real Plan, the CMN is comprised of the president of the Central Bank of Brazil (the "Central Bank"), the minister of planning and budget and the minister of finance, and is chaired by the latter. The CMN is authorised to regulate the credit operations engaged in by Brazilian financial institutions, to regulate the Brazilian currency, to supervise Brazil's reserves of gold and foreign exchange, to determine Brazilian savings and investment policies and to regulate the Brazilian capital markets. In this regard, the CMN also oversees the activities of the Central Bank and the CVM.

The Central Bank: The Central Bank is responsible for implementing policies of the CMN as they relate to monetary policy and exchange control matters, regulating public and private sector Brazilian financial institutions, monitoring and registration of foreign investment in Brazil and overseeing the Brazilian financial markets. The president of the Central Bank is appointed by the president of Brazil for an indefinite term of office subject to ratification by the Brazilian Senate. Since January 2003, the president of the Central Bank has been Mr. Henrique de Campos Meirelles.

The CVM: The Securities and Exchange Commission of Brazil (*Comissão de Valores Mobiliários* "CVM") is the body responsible for regulating the Brazilian securities and derivative markets in accordance with the general regulatory framework determined by the CMN. The CVM also regulates companies whose securities are traded on the Brazilian securities market, as well as financial and investment funds.

Principal Limitations and Restrictions on Financial Institutions

The principal restrictions on banking activities established by the Banking Reform Law are as follows:

- no financial, banking or credit institution may operate in Brazil without the prior approval of the Central Bank. In addition, foreign banks, in order to operate in Brazil, must be expressly authorised to do so by presidential decrees;
- a financial, banking or credit institution may not invest in the equity of any other company without Central Bank approval based upon certain standards established by the CMN. Such investments may, however, be made through the investment banking unit of a multiple-service bank or through an investment bank subsidiary;
- a financial, banking or credit institution may not own real estate except where it occupies such property and subject to certain limitations imposed by the CMN. Where a financial, banking or credit institution receives real estate in satisfaction of a debt, such property must be sold within one year, unless otherwise authorised by the Central Bank;
- a financial, banking or credit institution may not lend more than a certain percentage of its net worth, as established by the CMN, to any single person or group (this percentage has been fixed by the CMN at 25% of an institution's net worth);

- a financial, banking or credit institution may not grant loans to or guarantee transactions of any company which holds more than 10% of its shares, except (subject to prior approval of the Central Bank) in certain limited circumstances;
- a financial, banking or credit institution may not grant loans to or guarantee transactions of any company in which it holds more than 10% of the share capital; and
- a financial, banking or credit institution may not grant loans to or guarantee transactions of its executive officers and directors (including the immediate and extended family of such executive officers or directors) or to any company in which such executive officers and directors (including the immediate and extended family of such executive officers or directors) hold more than 10% of the share capital.

Principal Financial Institutions

Public Sector: The federal and state governments of Brazil control several commercial banks and financial institutions devoted to fostering economic development, primarily with respect to the agriculture and industry sectors. State development banks act as independent regional development agencies in addition to performing commercial banking activities. In the last five years, several public sector multiple service banks have been privatized and acquired by Brazilian and foreign financial groups. Government-controlled banks include:

- *Banco do Brasil S.A.*, which is a federal government-controlled bank. Banco do Brasil S.A. provides a full range of banking products to the public and private sectors. It is the largest multiple bank in Brazil and is the primary financial agent of the federal government;
- *Banco Nacional de Desenvolvimento Econômico e Social*, or BNDES, which is the federal government-controlled development bank primarily engaged in the provision of medium- and long-term finance to the Brazilian private sector, particularly to industry, either directly or indirectly, through other public and private sector financial institutions;
- *Caixa Econômica Federal*, or CEF, which is a federal government-controlled multiple-service bank and the principal agent of the National Housing Finance System. CEF is involved principally in deposit-taking, savings accounts and the provision of finance for housing and urban infrastructure; and
- other federal public sector development and multiple service banks, including those controlled by the various state governments.

Private Sector: The private financial sector includes commercial banks, investment, finance and credit companies, investment banks, multiple-service banks, securities dealers, stock brokerage firms, credit co-operatives, leasing companies, insurance companies and others. In Brazil, the largest participants in the financial markets are financial conglomerates involved in commercial banking, investment banking, financing, leasing, securities dealing, brokerage and insurance. As of December 31, 2006, there were 606 financial institutions operating in the private sector, including:

- commercial banks – approximately 21 private-sector commercial banks engaged in wholesale and retail banking, and were particularly active in taking demand deposits and lending for working capital purposes;
- investment banks – approximately 20 private investment banks engaged primarily in taking time deposits, specialized lending and securities underwriting and trading; and
- multiple-service banks (*bancos múltiplos*) – 135 private-sector multiple-service banks providing, through different departments, a full range of commercial banking, investment banking (including securities underwriting and trading), consumer financing and other services including fund management and real estate finance.

In addition to the above, the Central Bank also supervises the operations of consumer credit companies (*financeiras*), securities dealerships (*distribuidoras de títulos e valores mobiliários*), stock brokerage companies (*corretoras de valores*), leasing companies (*sociedades de arrendamento mercantil*), savings and credit associations (*associações de poupança e empréstimo*) and real estate credit companies (*sociedades de crédito imobiliário*).

Regulation by the Central Bank

The Banking Reform Law empowered the Central Bank to implement the currency and credit policies laid down by the CMN and to control and supervise all public sector and private sector financial institutions. No financial institution may operate in Brazil without the prior approval of the Central Bank.

All corporate documents of a financial institution and any amendments thereto, as well as any increase in capital, the setting up or transfer of its principal place of business or any branch (whether in Brazil or abroad) and changes of control must be approved by the Central Bank. Central Bank approval is also necessary to enable a financial institution to merge with or acquire another financial institution or in relation to any transaction resulting in a change in control of a financial institution. The Central Bank is also responsible for determining the minimum capital requirements, the compulsory reserve requirements and the lending limits of financial institutions and for ensuring that the accounting and statistical requirements laid down by the CMN are observed.

Financial institutions must submit annual and semi-annual financial statements audited by the institution's independent auditors, and a formal audit opinion, as well as monthly unaudited financial statements prepared in compliance with the standard accounting rules promulgated by the Central Bank for each type of financial institution. In addition, as part of the Central Bank's control over their activities, financial institutions are required to make full disclosure of credit transactions, foreign exchange transactions, destination of proceeds raised from export and import transactions and any other related economic activity. Such data is usually supplied to the Central Bank on a daily basis through computer systems and written reports and statements. The duty of a financial institution to make available for inspection by the Central Bank its corporate records and any other document which the Central Bank may require in order to carry out its activities is extended to the corporate or individual which controls such financial institution.

The Central Bank currently imposes several compulsory reserve and related requirements upon Brazilian financial institutions, including ours.

Capital Adequacy and Leverage

Pursuant to CMN Resolution No. 2,099 passed on August 17, 1994, as amended ("Resolution 2,099"), Brazilian financial institutions are required to comply with a framework similar to the international framework for capital measurement adopted by the Basle Committee on Banking Regulations and Supervisory Practices in July 1988 (the "Basle Accord").

In general, the Basle Accord requires a bank to have a ratio of capital to assets and certain off-balance sheet items, determined on a risk-weighted basis of at least 8%. At least half of the required capital must consist of Tier I capital, and the balance of Tier II capital. Tier I (core) capital includes equity capital (i.e. ordinary shares and non-cumulative permanent preferred shares), share premium, retained earnings and certain disclosed reserves (less goodwill). Tier II (supplementary) capital includes "hidden" reserves, asset revaluation reserves, general loan loss reserves, subordinated debt and other quasi-equity capital instruments (such as cumulative term preferred shares, long-term preferred shares and mandatory convertible debt instruments). Tier II capital is limited to the total of a bank's Tier I capital. There are also limitations on the maximum amount of certain Tier II items. To assess the capital adequacy of banks under the risk-based capital guidelines, a bank's capital is related to the aggregate risk of its assets and off-balance sheet exposure, which are weighted according to six broad categories of risk. The risk-based capital guidelines also set credit conversion formulae for determining the credit risk of off-balance sheet items, such as financial guarantees, letters of credit and foreign currency and interest rate contracts.

The key differences between Resolution 2,099 and the Basle Accord are: (a) swap transactions are included in the calculation of the minimum net equity of financial institutions; (b) additional capital is required depending on the extent of the financial institution's exposure in respect of foreign currencies and gold; (c) additional capital is required depending on the value-at-risk of fixed-income rates; and (d) the risk-weighting assigned to certain assets and credit conversion amounts differs from that set forth in the Basle Accord to a minor extent. Brazilian financial institutions are permitted to calculate their compliance with Resolution 2,099 on either a consolidated or unconsolidated basis. Moreover, CMN Resolution No. 3,263 of February 24, 2006 allows financial institutions to enter into agreements for the netting of obligations arising from deals transacted by their clients within the *Sistema Financeiro Nacional* (the National Financial System). The Central Bank is authorised to determine the criteria for capital adequacy calculation for the purposes of reflecting the exposure in agreements or contractual clauses for the netting and settlement.

In June 2004, the Basle Committee approved a new framework for risk-based capital adequacy (known as the Basle II Accord). The Basle II Accord sets out the details for adopting more risk-sensitive minimum capital requirements for banking institutions. The Basle Committee intended for the new framework to be available for implementation in member jurisdictions as of year-end 2006. The Central Bank issued a Comunicado No. 12,746, dated December 9, 2004, with procedures for the application of the Basle Accord framework to Brazilian financial institutions.

On February 28, 2007, CMN Resolution No. 3,444 and on March 1, 2007 the Central Bank's Circular No. 3,343 were issued in connection with phase 1 of Comunicado No. 12,746 of December 9, 2004. While CMN Resolution No. 3,444 defines rules for calculation of the amounts which compose Tier 1 and Tier 2 capital, Circular No. 3,343 sets out procedures to be adopted by a financial institution when making a request to the Central Bank that certain funding instruments qualify within such tiers. Resolution No. 3,444 broadened certain requirements for instruments to qualify as Tier 1 and Tier 2 capital, but created new requirements, such as the prohibition of cross-participation in such tiers by different economic groups.

The CMN Resolution No. 2,891 of September 26, 2001 sets out the minimum capital requirement of 11% of risk-based assets (with the ratio applicable to certain credit exposures relating to swap transactions being set at 20%). Also in relation to swap transactions, Circular No. 2,770 of July 30, 1997 as amended by Circular No. 3,082 of January 30, 2002 sets out that a financial institution's exposure to each swap contract (except for collateralized contracts and third-party contracts) should be evaluated using the mark-to-market method.

Demand Deposits

As a general rule, pursuant to Circular No. 3,274 dated February 10, 2005 banks are currently required to deposit 45% of the sum of the arithmetic average balance of demand deposits, prior notice deposits, third-party funds in transit, collection of taxes and similar items, banker's checks, debt assumption agreements related to transactions carried out in Brazil, obligations for the rendering of services of payment, proceeds from the realization of guarantees and deposits for investments in excess of R$44 million. At the end of each day, a bank is required to comply with at least 80% of the reserve requirement for the respective calculation period. The calculation period begins on Monday and ends on Friday of the following week.

Savings Accounts

The Central Bank, pursuant to Circular No. 3,093 of March 1, 2002, as amended, and CMN Resolution No. 3,347 of February 8, 2006, as amended, currently requires Brazilian banks to place in an interest-bearing deposit account with the Central Bank, on a weekly basis, an amount in cash equivalent to 20% of the daily average aggregate balance of savings deposits accounts during the prior week. Reserves with the Central Bank may not be withdrawn except to the extent that cumulative reserves exceed the amounts calculated on a weekly basis pursuant to the foregoing requirement. In addition, a minimum of 65% of the total amount of deposits in savings accounts must be used to finance the housing or housing construction sector. Amounts that can be used to satisfy this requirement include, in addition to direct residential real estate financings, mortgage notes, charged-off residential real estate loans, and certain other financings, all as specified in

guidance issued by the Central Bank. At the end of each day, the balance of the financial institution's account shall be equivalent to 100% of the required deposit in each week.

Time Deposits

Pursuant to Circular No. 3,091 of March 1, 2002, as supplemented by Circular No. 3,127 of June 14, 2002 and Circular No. 3,262 of November 19, 2004 the Central Bank requires financial institutions to make deposits in an interest-bearing account with the Central Bank in connection with several different types of transactions, including time deposits. In each case, the amount of the required deposit is equal to 15% of such financial institution's time deposits calculated in accordance with Circular No. 3,091, as amended by Circular No. 3,127 and Circular No. 3,262, from the Central Bank. Such deposits with the Central Bank are remunerated based on the daily average rate for transactions with Brazilian government securities carried out in the SELIC system.

Additional Deposit Requirements

On August 14, 2002 the Central Bank issued Circular No. 3,144, as amended by Circular No. 3,157 of October 11, 2002, which provides for an additional reserve requirement with respect to amounts to be deposited with the Central Bank. Such additional reserve requirement comprises the sum of (i) 8% of the weekly arithmetic average of the reserve requirement for time deposits (from Monday to Friday of each week); (ii) 10% of the weekly arithmetic average of the reserve requirement for savings accounts deposits (from Monday to Friday of each week); and (iii) 8% of the weekly arithmetic average of the reserve requirement for demand deposits (from Monday to Friday of each week), in excess of R$100 million.

Repurchase Agreements, Export Notes, etc.

The Central Bank has at times established a reserve requirement for certain types of financial transactions, such as repurchase agreements, export notes, certain types of derivative transactions and certain types of assignments. The amount of reserve was required to be deposited in cash in a non-interest bearing account maintained by each bank at the Central Bank. Central Bank Circular No. 2,820 dated May 27, 1998, currently in force, sets this reserve requirement at zero.

Compulsory Credit Transactions

Pursuant to Law No. 10,735 of September 11, 2003 as amended, commercial banks and multiple service banks, among other institutions, are required to direct part of their funds derived from demand deposits to credit transactions with low-income individuals and small enterprises. Pursuant to CMN Resolution No. 3,422 of November 30, 2006, at least 2% of the balance of the demand deposits of such institutions (excluding the balance of certain types of deposits made in state-owned institutions) must be directed to such transactions. The amounts borrowed by people with low incomes must not exceed R$1,000. Amounts lent to individuals with low incomes in order to support small enterprises must not exceed R$3,000 and amounts borrowed by production-led small enterprises must not exceed R$10,000. The monthly interest rates charged for these transactions must not exceed 2% or 4% for certain production-led small projects.

Asset Composition Requirements

Pursuant to CMN Resolution No. 2,283 of June 5, 1996, as amended by Resolution No. 2,669 of November 25, 1999, permanent assets (defined as property and equipment other than commercial leasing operations, unconsolidated investments and deferred charges) of Brazilian financial institutions such as the Bank may not exceed 50% of the sum of their referenced shareholders' equity, calculated in accordance with the criteria established by the Central Bank.

Lending Limits

Brazilian financial institutions may not have more than 25% of their referenced shareholders' equity allocated to credit transactions (including guarantees) extended to the same client (including its parent, affiliates and subsidiaries) and in securities of any one issuer, and may not act as underwriter (excluding best

efforts underwriting) of securities issued by any one issuer representing more than 25% of their referenced shareholders' equity.

Repurchase transactions involving private securities may not exceed twice the amount of referenced stockholders' equity. Repurchase operations involving securities backed by Brazilian governmental authorities are limited to 30 times their referenced stockholders' equity.

Securities and Derivatives Accounting Policies and Procedures

The Central Bank has issued regulations, effective since 2002, for the classification and valuation of securities and derivative financial instruments, including government securities, owned by financial institutions, based on the investment strategy of the financial institution. Under the new regulations, securities and derivatives are classified into three categories: trading, available for sale and held to maturity. "Trading" and "available for sale" securities are to be marked-to-market with effects on income or stockholder's equity, respectively. Securities classified as "held to maturity" are recorded at cost plus accrued yields. Derivatives are marked-to-market and recorded as assets and liabilities in the balance sheet. Changes in the market value of the derivatives are generally recognized in income with certain modifications, if these are designated as hedges, and qualify for hedge accounting under the regulations issued by the Central Bank. Securities and derivatives in the "held to maturity" portfolio may be hedged for accounting purposes, but their increase or decrease in value derived from the marked-to-market accounting method should not be taken into account.

Foreign Currency and Gold Exposure

Pursuant to CMN Resolution No. 2,606 of May 27, 1999, as supplemented by Central Bank Circular No. 3,333 of December 5, 2006, the total consolidated exposure of a financial institution in foreign currencies, foreign currency-denominated bonds and gold cannot exceed 60% of its adjusted net worth (*patrimônio líquido ajustado*). In addition, in the event such exposure is greater than 20%, the financial institution must hold minimum capital equivalent to 50% of the portion of the exposure which exceeds the aforementioned 20%.

Foreign Currency Loans Pursuant to Resolution No. 2,770

CMN Resolution No. 2,770 of August 30, 2000 (i) altered and consolidated the regulation regarding foreign credit transactions; (ii) allowed either individuals or legal entities domiciled in Brazil to enter into credit transactions with creditors domiciled abroad, without the need to obtain prior approval from the Central Bank in connection with the inflow of funds into Brazil; and (iii) allowed financial institutions and leasing companies to raise funds abroad and freely apply such funds in the local market. It also permitted the onlending of such funds to other financial institutions, individuals or non-financial entities.

Notwithstanding the exemption from prior approval, pursuant to Central Bank Circular No. 3,027 of February 22, 2001, the inflow of funds into Brazil related to (i) issuance of securities abroad; (ii) foreign loans; (iii) loans related to export transactions (securitization of export transactions); and (iv) pre-payments of export transactions with a maturity of more than 360 days, is subject to prior electronic registration through the Module RDE-ROF of the Central Bank Online Information System (*Sistema de Informações de Banco Central*, or "SISBACEN").

The registration in such Module RDE-ROF must be effected by the borrower or by its representative by providing the Central Bank with the relevant information regarding (i) the parties to the transaction; (ii) the financial conditions and the term for effecting the payment of principal, interest, and other charges; (iii) the confirmation letter of the creditor, confirming the conditions of the transaction; and (iv) any other information requested by the Central Bank through the SISBACEN.

As a general rule, registrations are automatically granted by the issuance of the RDE-ROF number of the transaction. Exceptions to this general rule are applicable when the costs of the transaction are not compatible with prevailing market conditions and practice, and the structure of the transaction does not fit within the existing standards of the electronic system. After the inflow of the funds, the borrower must

register the payment schedule in the Module RDE-ROF, which is a condition precedent for remittances abroad of principal, interest and charges, and for the shipment of goods, as the case may be.

The remittance of payment of default interest continues to be exempt from any specific authorisation of the Central Bank, up to a limit of 1% per year above the contractual interest rate. However, pursuant to Circular Letter No. 2,205 of August 23, 1991, this limit does not apply to multilateral agencies.

Resolution No. 2,770 also authorises Brazilian financial institutions and leasing companies to raise funds abroad and freely apply such funds in the domestic market. Resolution No. 2,770 also allows financial institutions and leasing companies to borrow foreign currency-denominated funds in international markets, through direct loans or issuance of debt securities, in order to onlend such funds in Brazil. These onlendings take the form of loans denominated in Brazilian currency but indexed to a foreign currency, and their terms must mirror the terms of the original transaction. The interest rate charged must also conform to international market practices and, in addition to the original cost of the transaction, the financial institution may only charge an onlending commission. Subject to the conditions set forth in the same regulation, financial institutions and leasing companies are allowed to freely apply funds raised abroad in the local market.

Financial institutions which fail to provide required information to the Central Bank in respect of foreign exchange transactions or which provide incomplete or inaccurate information will be subject to penalties in accordance with Resolution No. 2,901 of October 31, 2001.

Foreign Currency Position

Transactions involving the sale and purchase of foreign currency in Brazil may only be conducted by institutions duly authorised by the Central Bank to operate in the foreign exchange market. The Central Bank may impose limits on the foreign exchange short and long positions of institutions authorised to operate in the foreign exchange market. These limits may vary according to the stockholders' equity of the relevant institution, as adjusted in accordance with Central Bank regulations. According to Circular No. 3,307 of December 29, 2005, there are no further limits to the foreign exchange short or long position of Brazilian banks and financial savings account institutions authorised to operate in the foreign exchange market.

Pursuant to Resolution No. 2,588 of January 25, 1999, effective as of February 1, 1999, banks were authorised to unify their positions in the commercial market and the floating market. Consequently, transactions negotiated on these markets were distinguished solely for the purposes of exchange control regulations, but not for the purposes of assessing compliance with the limits on foreign exchange long positions. Resolution No. 3,265 of March 4, 2005 effective as of March 14, 2005, revoked Resolution No. 2,588 and unified the commercial market and the floating market into one single exchange market.

Penalties for non-compliance with foreign currency position limits, when such limits are imposed, range from compulsory sale of foreign currency to revocation of authorisation to operate in the foreign exchange market.

Treatment of Overdue Debts

Pursuant to CMN Resolution No. 2,682 of December 21, 1999, as amended by Resolution No. 2,697 of February 24 2000, as of (a) March 31, 2000, for credit transactions equal to or exceeding R$500,000; and (b) July 31, 2000, for credit transactions less than R$500,000 but exceeding R$50,000, financial institutions are required to classify credit transactions in accordance with their level of credit risk as either: AA, A, B, C, D, E, F, G, or H. Such credit classifications are determined in accordance with criteria set forth from time to time by the Central Bank relating to (i) the conditions of the debtor and any guarantor, such as their economic and financial situation, level of indebtedness, capacity for generating profits, cash flow, administration and quality of controls, punctuality/delay in payments, sector of activities, contingencies and credit limits; and (ii) the characteristics of the transaction, such as its nature and purpose, type, sufficiency and level of liquidity of collateral and the total amount of the credit. Credit transactions involving a client in a particular industry sector must be analyzed in light of individual credit transactions of such client, as well as similar transactions within that sector which represent the greatest credit risk to the financial institution in question. Credit transactions of less than R$50,000 may be classified either by the financial institution's own

evaluation method or according to the number of days such transaction is past due, whichever is the more stringent.

Financial institutions must make monthly loan loss provisions to match contingencies. In general, banks review the loan classifications annually. However, a review is made every six months in the case of transactions that are extended to a single client or economic group whose aggregate loan amount exceeds 5 % of the financial institution's adjusted net worth. If a loan becomes past due it is reviewed monthly.

For past due loans, the regulations establish maximum risk classifications, as follows:

Number of Days Past Due[1]	Maximum Classification
15 to 30 days	B
31 to 60 days	C
61 to 90 days	D
91 to 120 days	E
121 to 150 days	F
151 to 180 days	G
More than 180 days	H

Note:—

(1) The period may be doubled in the case of loans with maturity in excess of 36 months.

Financial institutions are required to determine, on a monthly basis, whether any loans must be reclassified as a result of these maximum classifications, and if so, they must adjust their provisions accordingly.

The regulations specify a minimum provision for each category of loan, which is measured as a percentage of the total amount of the credit operation, as follows:

AA	0%
A	0.5%
B	1%
C	3%
D	10%
E	30%
F	50%
G	70%
H[1]	100%

Note:—

(1) Banks must write off any loan six months after it is ranked H

Financial institutions must make their lending and loan classification policies available to the Central Bank and to their independent accountants. They also have to submit to the Central Bank information relating to their loan portfolio, along with their financial statements. Such information must include: (i) a breakdown of lending activities and the nature of the borrowers; (ii) maturities of their loans; (iii) amounts of rolled-over, written-off and recovered loans; (iv) loan portfolio diversification in accordance with the loan classification; and (v) overdue loans.

Foreign exchange advances, import financing and transactions with a term of less than one month, which are overdue for a period of more than thirty days, as well as advances to clients within 30 days of their date of issue, must be classified at least as risk level G. Failure to comply with the requirements established by the Central Bank will result in the reclassification of any transaction to risk level H.

Resolution No. 2,682, as amended, also applies to leasing transactions and other transactions characterized as credit advances.

Foreign Banks

Financial institutions operating in Brazil which are controlled by foreign entities as well as Brazilian branches of foreign financial institutions are subject to the same rules, regulations and requirements that are applicable to any other Brazilian financial institution. However, after the enactment of the current Brazilian Federal Constitution on October 5, 1988, and until the enactment of a new complementary law regulating the foreign participation in the Brazilian financial system, the installation in Brazil of financial institutions controlled by foreign entities or branches of foreign financial institutions, as well as the increase of foreign capital participation in Brazilian financial institutions, require the prior approval of the President of the Republic by means of a presidential decree recognizing such installation or increase as being in the national interest of the country or must be supported by international or reciprocity agreements.

Transactions with Affiliates

Law No. 7,492 of June 16, 1986, which defines crimes against the Brazilian financial system, defines as a crime the extension of credit by a financial institution to any entity controlled directly or indirectly by such financial institution or which is subject to common control with such financial institution. Such crime is punishable by two to six years' imprisonment and a fine. On June 30, 1993, the CMN issued Resolution No. 1,996, which requires any such transaction to be reported by the Central Bank to the Federal Attorney General's office. In reliance upon an exception established by Law No. 6,099 of September 12, 1974 and by CMN Resolution No. 2,309 of August 28, 1996, and also upon an opinion issued by the general counsel of FEBRABAN, a number of Brazilian banks have taken the position that the prohibition described above is not applicable to credit transactions between a bank and its leasing subsidiary. (See "Principal Limitations and Restrictions on Financial Institutions" above)

Regulatory Developments since the Real Plan

The Brazilian government has periodically adjusted fiscal and monetary policies to counteract inflation, capital outflows or foreign exchange volatility, and has often resorted to restrictions on the lending activities of banks. Beginning in October 1994, the Central Bank and the Brazilian tax authorities promulgated a number of measures aimed at relieving inflationary pressures in the Brazilian economy. Such measures, which were generally perceived to be of temporary duration, were intended primarily to control the growth of the money supply in Brazil and to suppress aggregate consumer demand by restricting credit availability.

These measures included: (i) limiting loans by financial institutions to maturities of no more than 90 days, subject to certain exceptions (including local currency and foreign currency-denominated onlendings, housing loans, agricultural loans and educational loans); (ii) prohibiting loans by financial institutions to companies engaged in factoring and to companies that manage credit cards; (iii) requiring credit card balances to be paid in full at the end of each monthly billing cycle; (iv) suspending the authorisation of consortia for the acquisition of home and electronic appliances; (v) suspending financial institutions from engaging in automobile leasing transactions; (vi) prohibiting the granting of loans guaranteed by checks; (vii) increasing the tax rate applicable to the granting of loans to individuals; and (viii) prohibiting the acquisition by financial institutions of commercial paper issued by Brazilian companies.

In addition, Brazilian financial institutions were suspended from engaging in the following transactions: (i) investment of funds in contracts entered into with federal, state and municipal governments and governmental instrumentalities and state-owned companies or entities, for the purchase and sale of products, goods and/or services for future delivery or future performance, as well as in instruments and certificates representing such contracts; (ii) credit transactions collateralized by such contracts; and (iii) the acquisition or assignment of credit rights deriving from commercial transactions of companies formed to finance the purchase of goods by companies controlling such companies or companies under common control with such companies.

Gradually, the Brazilian government eliminated the restrictions on specific financial transactions. Financial institutions are authorised to purchase commercial paper issued by Brazilian companies and are allowed to resume granting loans collateralized with post-dated checks.

Credit Restrictions

Financial institutions are authorised to engage in automobile leasing transactions. In June 1996, the Central Bank authorised the financing of 100% of credit card balances and as of August 28, 1996, individuals became eligible to enter into leasing transactions.

Program for the Restructuring and Consolidation of the Brazilian Financial System ("PROER")

The Brazilian government, through Law No. 9,710 of November 19, 1998, the CMN, through Resolution No 2,208 of November 3, 1995 (as amended by Resolution No. 2,369 of March 26, 1997 and Resolution No. 2,253 of March 6, 1996), and the Central Bank, through Circular No. 2,633 of November 16, 1995, established a new set of rules with the purpose of facilitating corporate reorganizations among financial institutions. The principal measures include (i) granting the Central Bank power to determine mandatory capitalization and to regulate the transfer of control and/or corporate restructuring of financial institutions; (ii) the establishment by the Central Bank of a special credit facility, known as the Program for the Improvement and Enhancement of the National Financial System (*Programa de Estímulo à Reestruturação e ao Fortalecimento do Sistema Financeiro Nacional*, or "PROER"), for the specific purpose of financing financial institutions that acquire control or assets and obligations of other financial institutions or whose control is transferred to third parties; and (iii) the creation of certain tax benefits for the financial institutions that are financed by PROER.

Insolvency Regime

Financial institution insolvency is largely a matter handled by the Central Bank. The Central Bank will commence and oversee all administrative proceedings, whether for, or in avoidance of, their liquidation.

The Brazilian congress has recently passed a new law governing business insolvency in general. The Brazilian Insolvency Law was sanctioned by the president on February 9, 2005 and came into effect in June 2005. The new law has reshaped and modernized significantly bankruptcy law in Brazil which until then was governed by rules formulated in 1945. Among the more important innovations featured in the new law are the following: (a) the availability of reorganization arrangements that, subject to flexible statutory terms and conditions, may be structured under varying forms so as to enable that debtor deemed by its creditors to have business potential to effectively attempt to restructure financially, and (b) in the event of bankruptcy, the ranking of secured debts ahead of tax liabilities (see "Priority Claims" below).

While the insolvency of financial institutions remains governed by specific regimes (intervention, extrajudicial liquidation and temporary special administration, each of which is discussed in further detail below), they are subject to the new law, to the extent applicable, on an ancillary basis, until such time as a specific set of rules is enacted.

Intervention

Pursuant to Law No. 6,024 of March 13, 1974, the Central Bank has the power to decree the intervention or the liquidation of any financial institution, except public financial institutions controlled by the federal government. An intervention may be carried out if it can be established, at the discretion of the Central Bank, that: (a) due to mismanagement the financial institution has experienced losses which may represent a risk to its creditors; (b) the financial institution has consistently infringed upon Brazilian banking laws or regulations; or (c) intervention is a feasible alternative to the liquidation of the financial institution. The intervention may not exceed twelve months and will be terminated if the Central Bank establishes that the irregularities which triggered intervention have been eliminated. Otherwise, the Central Bank will declare the liquidation of the financial institution (see below) or, if it establishes that the assets of the relevant financial institution are not sufficient to satisfy at least 50% of the total amount of unsecured debts, authorise the intervener to file for bankruptcy proceedings.

Extrajudicial Liquidation

A liquidation may be carried out by the Central Bank if it can be established that: (a) debts of the financial institution are not being paid when due; (b) the insolvency of the financial institution can be presumed under the rules of the Brazilian Insolvency Law; (c) management of the relevant financial institution has seriously infringed Brazilian banking laws, regulations or rulings; (d) the institution suffers a loss which subjects its unprivileged and unsecured creditors to severe risk; or (e) after the authorisation to operate of the relevant financial institution has been cancelled, its statutory liquidation proceedings are not carried out in due course or are carried out with a delay which may represent a risk to its creditors. Liquidation proceedings may otherwise be requested, on reasonable grounds, by the financial institutions' officers or by the intervener appointed by the Central Bank in the intervention proceeding (see above).

Liquidation proceedings may cease: (a) if the concerned parties take upon themselves the administration of the relevant financial institution, after having provided the guarantees deemed necessary, at the discretion of the Central Bank; (b) if it is converted into statutory liquidation; (c) when the liquidator's final accounts are rendered and approved; or (d) if the bankruptcy of the financial institution is declared.

The Temporary Special Administration Regime (Regime de Administração Especial Temporária, or "RAET")

In addition to the aforesaid procedures, the Temporary Special Administration Regime (*Regime de Administração Especial Temporária, or* "RAET") was created by Decree Law No. 2,321 of February 25, 1987, which is primarily aimed at the recovery of the financial condition of financial institutions.

RAET is a less severe form of Central Bank intervention which allows institutions to continue to operate normally. RAET may be ordered in the case of an institution which: (a) enters into recurrent operations which are against the economic or financial policies set forth in federal law; (b) faces a shortage of assets; (c) fails to comply with the compulsory reserves rules; (d) has reckless or fraudulent management; or (e) carries out activities which call for an intervention.

When the RAET is imposed by the Central Bank, the management of the financial institution (its board of directors and board of executive officers) is replaced by a management committee appointed by the Central Bank. During the operation of the RAET, the management committee is responsible for the overall administration of the business of the financial institution. However, all acts proposed by the management committee which would not be in the ordinary course of business of such financial institution and involve disposing of or placing restrictions on assets are required to be previously approved by the Central Bank.

There is no minimum term for operation of the RAET, which ceases upon the occurrence of any of the following events: (i) acquisition by the Brazilian Government of control of the financial institution; (ii) corporate restructuring, merger, spin-off amalgamation or transfer of the controlling interest of the financial institution; (iii) a decision by the Central Bank; or (iv) extrajudicial liquidation of the financial institution.

Priority Claims

Pursuant to the Brazilian Insolvency Law, claims against the bankrupt's estate are given priority in the following order: (a) labor-related credits not to exceed the amount of 150 minimum wages for each creditor and credits arising from labor accidents; (b) secured credits up to the amount of the collateral; (c) tax credits, excluding tax penalties; (d) credits with special privilege over certain assets; (e) credits with general privilege; (f) unsecured credits; (g) contractual fines and monetary penalties; and (h) subordinated credits. The Notes will be considered subordinated credits.

Repayment of Creditors

Four measures have affected the priority of repayment of creditors of Brazilian banks. First, on June 29, 1995, Congress enacted Law No. 9,069 (ratifying Provisional Measure No. 542 of June 30, 1994) which confers immunity from attachment on compulsory deposits maintained by financial institutions with the Central Bank. The Bank has deposits which are affected by Law No. 9,069. Such deposits may not be attached in actions by a bank's general creditors for the repayment of debts. Secondly, the president of Brazil issued on September 13, 1995, Provisional Measure No. 1,113 (converted into Law No. 9,450 of March 14,

1997), which established that, in the event of bankruptcy or extrajudicial liquidation of, or intervention by the Central Bank in, a Brazilian bank, and subject to certain conditions, all amounts received by such bank as repayment of advances for future exports (*adiantamentos sobre contratos de câmbio*) shall be mandatorily applied to the repayment of the foreign creditor which has extended the corresponding credit line to the Brazilian bank. This rule was incorporated by the Brazilian Insolvency Law, under the terms of Article 86 thereof. Thirdly, Law No. 10,214 of March 27, 2001, sets forth that civil insolvency regimes, intervention, bankruptcy or extrajudicial liquidation of any participant of the Brazilian clearing system shall not affect the compliance of such participant with any obligations it undertook in relation to such clearing systems or clearance and settlement service providers, which shall be processed and settled by such clearing systems or service providers in accordance with their regulations. Finally, the new Brazilian Insolvency Law changed the priority of payment of credits against the bankrupt estate as explained above.

The recently enacted Brazilian Insolvency Law includes, among others, the introduction of out-of-court reorganization and the replacement of debt rehabilitation (*concordata*) by judicial reorganization. The new law is more comprehensive and provides companies facing financial difficulties with greater flexibility to renegotiate their debts with creditors. If a reorganization plan is not accepted by the creditors, the bankruptcy of the company will be declared by a judge. The new Brazilian Insolvency Law also allows for more formal negotiation and authorises the courts to recognize agreements which may be imposed on minority creditors when approved by the majority of the creditors.

Deposit Insurance

On November 16, 1995, CMN Resolution No. 2,211, as amended, created the Credit Guarantee Fund (*Fundo Garantidor de Créditos* or the "FGC"), the purpose of which is to guarantee the payment of funds deposited with financial institutions in case of intervention, liquidation or bankruptcy. Currently Resolution No. 3,251 of December 16, 2004 as amended by Resolution No. 3,400 of September 6, 2006 consolidates the regulations regarding the FGC. The FGC is funded by contributions made by the financial institutions in the amount of up to 0.0125% as determined by the Board of Directors of the FGC, of the total amounts of (i) demand deposits, (ii) savings deposits, (iii) time deposits, (iv) deposit accounts related to the management and payment of salaries, retirements, pensions and others, (v) bills of exchange (*letras de câmbio*), (vi) real estate bills (*letras imobiliárias*) and (vii) mortgage bills (*letras hipotecárias*), for which the financial institutions were liable during the month preceding the calculation date. The delay in performing such contributions is subject to a penalty of 2% over the amount of the contribution.

The FGC is administrated by a board of directors, the members of which are appointed by the National Confederation of Financial Institutions (*Confederação Nacional de Instituições Financeiras* or "CNF") and by an executive committee, whose members are appointed by the board of directors and conformed by the Central Bank. The members of the board of directors and the executive committee are elected by FGC's general meeting. The total amount of credits in the form of demand deposits, savings deposits, time deposits, bills of exchange, real estate bills and mortgage bills held by each customer against a financial institution (or against financial institutions of the same financial group) will be guaranteed by the FGC up to a maximum of R$60,000. When the assets of the FGC reach 2% of the total amount covered by the guarantee, the board of directors, after authorisation from the CMN, may temporarily suspend the percentage contributed by the financial institutions to the FGC.

Regulation of Branches

CMN Resolution No. 2,723 of May 31, 2000, as amended, establishes, among others, rules and procedures for opening, operating and maintaining branches or subsidiaries and for direct and indirect holdings in financial or similar institutions abroad by Brazilian financial institutions. Resolution No. 2,723 requires authorisation by the Central Bank for such operations, including compliance with requirements that (i) the institution shall have been in operation for at least six years; (ii) the institution's paid-up capital and net worth shall meet certain minimum levels established in Exhibit II to Resolution No. 2,099 of August 17, 1994, as amended, plus an amount equivalent to 300% of the minimum paid-up capital and net worth required by Central Bank regulations for commercial banks; and (iii) the Brazilian financial institution shall present to the Central Bank, a study on the economic and financial viability of the subsidiary, branch or

investment. In addition, the institution must guarantee access by the Central Bank, for the purpose of consolidating overall supervision, to all information, data and documents relating to the operations and accounting records of any financial institution in which it has a direct or indirect holding abroad. Furthermore, if Brazilian banks fail to disclose to the Central Bank certain information relating to assets booked in their foreign branches and subsidiaries, including loans advanced from such banks and subsidiaries, Resolution No. 2,723 of May 31, 2000, provides that a designated percentage of the assets and investments in such branch or subsidiary will be deducted from the shareholders' equity of such bank, for the purpose of calculating such bank's compliance with the capital adequacy requirements of the Central Bank.

Foreign Investment in Brazil

Foreign direct investment in Brazil is regulated by Law No. 4,131 of September 3, 1962, as amended by Law No. 4,390 of August 29, 1964. Pursuant to Law No. 4,131, foreign capital is considered to be any goods, machinery and equipment that has entered Brazil, with no initial disbursement of foreign currency, for the production of goods and services, as well as any funds brought into the country for investment in economic activities, provided that in both cases they belong to individuals or legal entities resident, domiciled or headquartered abroad.

Foreign capital must be registered with the Central Bank through the Electronic Registration System – Foreign Direct Investment (*Registro Declaratório Eletrônico – Investimento Externo Direto*, or "RDE-IED") Mode. The foreign capital registration is required when the foreign exchange market is to be used for the remittance of profits abroad, the repatriation of capital, and the registration of reinvestments. Investments must be registered in the foreign currency in which they are actually made, or in Brazilian currency, if the funds are derived from a non-resident account properly maintained in Brazil.

Foreign investors that are interested in trading shares directly on the Brazilian stock exchanges may avail themselves of a mechanism that revamped the rules on foreign investments in the Brazilian financial and securities markets (foreign portfolio investments), effective March 31, 2000, pursuant to CMN Resolution No. 2,689 and Central Bank Circular No. 2,963, both issued on January 26, 2000, in conjunction with CVM Ruling No. 325 of January 27, 2000.

A major change introduced by these regulations was the development of a single mechanism for fixed or floating income investments, under which foreign investors were issued the same registration codes and accorded treatment available to resident investors for investments in the fixed and floating income markets, and were permitted to move from one investment to another without any further registration.

Foreign investors must meet the following basic requirements to take advantage of the procedures under Resolution No. 2,689: (i) one or more nominees in Brazil must be appointed under a mandate; (ii) one person must be appointed to be held accountable for the investor's tax obligations; (iii) a form must be filled out in the form of the attachment to CMN Resolution No. 2,689; (iv) a custodial agreement must be entered into with an institution accredited with the CVM; and (v) a CVM registration must be obtained.

Taxation in Brazil

General Comments on Taxation in Brazil

Tax on Financial Transactions – IOF

The Tax on Financial Transactions (*Imposto Sobre Operações Financeiras*, known as the "IOF"), is a tax on foreign exchange, securities, credit and insurance transactions. The IOF rate may be changed by an Executive Decree (rather than a law). In addition, the IOF rate is not subject to the ex-post-facto principle, which provides that laws increasing the rate of or creating new taxes will only come into effect as of the latter of (i) the first day of the year following their publication, or (ii) ninety days after their publication. A statute increasing the IOF rate will therefore take effect from its publication date.

With regard to foreign exchange transactions, in spite of the maximum permitted IOF rate being 25%, the remittance or receipt of amounts are presently subject to a 0% tax rate. The only exceptions apply to foreign exchange transactions in connection with loans with a minimum average term not exceeding 90 days,

which are subject to the IOF at a 5% rate, as well as foreign exchange transactions for the acquisition of goods or services outside Brazil with credit cards, in which case the rate is 2% of the amount of the transaction.

The IOF tax is levied on any credit transaction carried out in Brazil calculated according to the term of such credit transaction, at a rate of 0.0041% per day, up to an aggregate limit of 1.5%. In many cases, such IOF/Credit is reduced to 0% and, therefore, a case-by-case analysis is required.

The IOF tax may also be levied on issuances of bonds or securities, including transactions carried out on Brazilian stock, futures or commodities exchanges. The rate of the IOF tax with respect to many securities transactions is currently 0%, although certain transactions may be subject to specific rates. The minister of finance, however, has the legal authority to increase the rate to a maximum of 1.5% per day of the amount of the taxed transaction, during the period the investor holds the securities, up to the amount equal to the gain made on the transaction and only from the date of its increase or creation.

IOF is also assessed on gains realized in transactions with terms of less than 30 days consisting of the sale, assignment, repurchase or renewal of fixed-income investments or the redemption of shares of financial investment funds or investment pools. The maximum rate of IOF payable in such cases is 1% per day, up to the amount equal to the gain made on the transaction, and decreases with the length of the transaction, reaching zero for transactions with maturities of at least 30 days, except that the rate for the following types of transactions is currently 0%:

- transactions carried out by financial institutions and other institutions chartered by the Central Bank as principals;
- transactions carried out by mutual funds or investment pools themselves;
- transactions carried out in the equity markets, including those performed in stock, futures and commodities exchanges and similar entities;
- redemptions of shares in equity funds; and
- transactions carried out by governmental entities, political parties and workers' syndicates.

The IOF tax is levied on insurance transactions at a rate of: (i) 0%, in the operations of reinsurance or relating to export credits, the international transport of goods or when the premiums are allocated to the financing of life insurance plans with coverage for survival, among others; (ii) 0% of premiums paid in the case of (a) health insurance; and (b) life insurance related to personal and labour accidents; and (iii) 7.0% of premiums paid in the case of other types of insurance. Rural insurance is exempt from IOF tax.

Temporary Tax on Financial Transactions - CPMF

In October 1996, the National Congress enacted a new tax called the Provisional Contribution on Financial Transactions, the CPMF. In March 2001, the government raised the CPMF rate from 0.3% to 0.38%. On June 12, 2002, the National Congress approved Constitutional Amendment No. 37 which extended the validity of CPMF. According to Constitutional Amendment No. 37, the reinstated CPMF became effective for the period between June 13, 2002 to December 31, 2004, at a rate of 0.38%, from its reinstatement until December 31, 2003, and at a rate 0.08% for the subsequent year. However, in December 31, 2003, Constitutional Amendment No. 42 postponed the CPMF tax regime at the rate of 0.38% until December 31, 2007.

The CPMF tax is collected on debits of reais from bank accounts (with certain limited exceptions). Financial institutions are exempted from the CPMF on financial transactions entered into in the course of their business. Transactions carried out in the Stock Exchange Market are also exempt from the CPMF. The CPMF rate can be modified at any time by the Federal Government, but cannot exceed 0.38%.

On July 13, 2004, the Federal Government enacted Law No 10,892, pursuant to which, beginning October 1, 2004, debits of reais from deposit bank accounts exclusively opened for financial investments (such as investment funds, fixed and variable income financial assets) ("*conta corrente de depósito para investimento*" or simply "*conta investimento*") will not be subject to the CPMF assessment.

Provision for Loan Losses for Income Tax Deduction Purposes

Law No. 9,430 of December 27, 1996, as amended, provides that, beginning January 1, 1997, loan losses may be deducted as expenses for the purposes of determination of taxable income as follows:

- unsecured credits in an amount of up to R$5,000 per operation when due and unpaid after a period of six months, regardless of whether any judicial action has been taken by the creditor;
- unsecured credits in an amount exceeding R$5,000 and up to R$30,000 per operation when due and unpaid after a period of one year, regardless of whether any judicial action has been taken by the creditor and provided that the creditor has initiated and continues administrative procedures for the collection of the debt;
- unsecured credits in an amount exceeding R$30,000 per operation when due and unpaid after a period of one year, provided that the creditor has initiated and continues judicial procedures for the collection of the debt;
- secured credits in any amounts when due and unpaid after a period of two years provided that the creditor has initiated and continues judicial procedures for the collection of the debt; and
- debts due by companies under bankruptcy or judicial or extrajudicial recovery (*recuperação judicial ou extrajudicial*), provided that the creditor has taken the required legal procedures to receive such credit: (i) only with respect to the portion of the debt which exceeds the amount expected to be paid in the judicial or extrajudicial recovery proceedings; or (ii) with respect to the unpaid amounts which were expected to be paid during the judicial or extrajudicial recovery proceedings.

Taxation of Corporations

Brazilian companies' income tax is made up of two components, the Corporate Income Tax (*Imposto de Renda Pessoa Jurídica – "IRPJ"*) and the Social Contribution on Net Income (*Contribuição Social Sobre o Lucro Líquido – "CSLL"*). In turn, the IRPJ includes two components: a federal income tax at a rate of 15% of the adjusted net income and a surcharge at a rate of 10% of the adjusted net income on legal entities with annual profits exceeding R$240,000.00. The CSLL is currently assessed at a rate of 9.0% on the adjusted net income. Companies are taxed based on their worldwide income rather than on income produced solely in Brazil. Therefore, profits, capital gains and other income obtained abroad by Brazilian entities will be computed in the determination of their net profits. In addition, profits, capital gains and other income obtained by foreign branches or income obtained from subsidiaries or foreign corporations controlled by a Brazilian entity will also be computed in the calculation of such entity's profits, in proportion to its participation in such foreign companies' capital. The Brazilian entity is allowed to deduct any income tax paid abroad, up to the amount of Brazilian income taxes imposed on such income.

As of January 1, 2002, Provisional Measure No. 2,158-35 determined that such profits, capital gains and other income obtained abroad by a controlled or affiliated company shall be subject to taxation on an accrual basis by the Brazilian entity on December 31 of every fiscal year. In addition, Provisional Measure No. 2,158-35 also established that any such profit, capital gain and other income obtained that has not been subject to taxation until December 31, 2001 shall be taxed by the Brazilian entity on December 31, 2002. Finally, as of 1999, profits, capital gains and other income obtained abroad are also subject to the CSLL tax.

Law No. 9,249 allows a corporation to deduct from its net profits for tax purposes any interest paid to shareholders as remuneration of the shareholders' equity called "interest on net equity" or "interest on shareholder's capital".

Distributions may be paid in cash. The interest is calculated on the net equity accounts in accordance with the daily pro rata variation of the TJLP (*Taxa de Juros de Longo Prazo*), as determined by the Central Bank from time to time, and cannot exceed the greater of:

(i) 50% of the net income (before the income tax provision taxes and the deduction of the interest amount attributable to shareholders) related to the period in respect of which the payment is made; or

(ii) 50% of the sum of retained profits and profits reserves as of the date of the beginning of the period in respect of which the payment is made.

Any payment of interest to shareholders is subject to withholding income tax at the rate of 15%, or 25% in the case of a shareholder who is domiciled in a tax haven. These payments may be qualified, at their net value, as part of any mandatory dividend.

Tax losses carried forward are available for offset during any year up to 30% of the annual taxable income. No time limit is currently imposed on the application of tax losses to offset future taxable income.

In addition, Law No. 9,249 reduced the withholding tax on the interest paid by Brazilian corporations to a resident abroad from 25% to 15% (or any other lower rate applicable pursuant to a relevant tax treaty). Law No. 9,249 also eliminated the existing 15% withholding tax applicable to dividends distributed to shareholders of Brazilian corporations, resident or non-resident.

Additionally, the Bank has that the gross revenues of the companies are taxed by two different social contributions:

Employee Profit Distribution Program (PIS) and Social Security Financing Tax (COFINS). Nonetheless, certain revenues, such as dividends, equity pick up, revenues from the sale of fixed assets and export revenues paid in foreign currency are not included in the calculation base for PIS and COFINS.

As of December 1, 2002, pursuant to Provisional Measure No. 66 of August 29, 2002, ratified by Law No. 10,637 of December 30, 2002, the PIS contribution became a non-cumulative tax, and its rate was increased from 0.65% to 1.65%. However, according to the provisions of the above-mentioned law, this new rate and new non-cumulative system does not apply to financial institutions. These remain subject to the cumulative PIS at a 0.65% rate.

According to Law No. 10,684 of May 30, 2003, as of September 1, 2003, the rate of COFINS applicable to financial institutions was increased from 3% to 4%. In addition, as of February 1, 2004, pursuant to Provisional Measure No. 135 of August 30, 2002, ratified by Law No. 10,833 of December 29, 2003, the COFINS has become a non-cumulative tax and its rate was increased from 3% to 7.6%. Like the new PIS tax regime, the new COFINS regime is not applicable to financial institutions, which will remain subject to a cumulative system at a 4% tax rate, as provided for by Law No. 10,684 of May 2003.

Law No. 9,481 of August 13, 1997, as amended by article 20 of Law No. 9,532 of December 10, 1997, had consolidated the withholding tax exemption applicable to a number of international credit transactions. The payment of interest, fees and commissions with respect to the following international credit transactions were not subject to the withholding of Brazilian income tax: (i) certain loans with an average maturity equal to or exceeding 15 years; and (ii) bonds, Notes and commercial paper with an average maturity equal to or exceeding 8 years. Pursuant to Law No. 9,959 of January 27, 2000, the exemptions described in items (i) and (ii) above are no longer in effect as of January 1, 2000, on which date the withholding tax applicable to these transactions became 15% (or any other lower rate applicable pursuant to a relevant tax treaty).

Until January 1, 2005, income arising from investments in fixed income funds and from other fixed income investments was subject to withholding tax ("IRRF") at a rate 20%. Law 11,033 amended the regime, determining that IRRF taxation be based on the duration of the investment as follows:

- 22.5% for investments of one hundred and eighty days or less;
- 20% for investments with terms between one hundred and eighty one days and three hundred and sixty days;
- 17.5% for investments with terms between three hundred and sixty one days and seven hundred and twenty days; and
- 15% for investments held for more than seven hundred and twenty days.

Income earned from stock market investment is subject to IRRF at a rate of 0.005% on the sale price by the time of the investment liquidation. Moreover, income tax shall levy at the rate of 15% on the gains of the operation, deducting the 0.005% previously withheld. Income earned from the stock market investment fund or similar is subject to income tax at a rate of 15%.

According to Article 26 of Law No. 10,833, enacted on December 29, 2003, which came into force on February 1, 2004, capital gains realized on the disposition of assets located in Brazil by non-residents, whether to other non-residents or Brazilian residents and whether made outside or within Brazil, are subject to taxation in Brazil.

The Brazilian Settlement System

The Brazilian settlement system was restructured by Law No. 10,214 of March 27, 2001. The Central Bank and the CVM have the power to regulate and supervise the Brazilian payments and clearing system. The new regulation is intended to increase the responsiveness of the system through the adoption of multilateral settlement, as well as increasing the safety and soundness of the system by reducing the risk of systemic default and credit risk of financial institutions.

In accordance with Law No. 10,214, the payments and clearing system encompass the following settlement systems: (i) clearing checks and other papers; (ii) clearing and settlement of debit and credit electronic payment orders; (iii) transfer of funds and of other financial assets; (iv) clearing and settlement of transactions involving securities; (v) clearing and settlement of transactions carried out at commodities and futures exchanges; and (vi) other settlement systems, including any involving financial derivatives.

In settlement systems in which, in the judgment of Central Bank, the volume and type of transaction is deemed to pose any risk to the soundness and regular operation of the financial system, the relevant clearing houses and clearance and settlement providers shall assume the role of contracting a counter-party in relation to each transaction carried out by a participant through such clearing house or clearance and settlement service provider, without prejudice to any obligations otherwise resulting from the law, regulations or agreements. Such settlement systems shall also be obliged to maintain mechanisms and protection devices that permit the relevant clearing houses and clearance and settlement service providers to assure certainty of settlement of all transactions cleared and settled by them. Such mechanisms and protection devices include, among others, the provision of adequate security devices and contingency risk control rules, rules providing for participant loss sharing and direct execution of positions held under custody agreements and the posting of guarantees by participants.

Under the new rules, responsibility for the settlement of a transaction is assigned to the clearing houses and settlement service providers responsible for it. Once a financial transaction has been submitted for clearing and settlement, it generally becomes the obligation of the relevant clearing house and/or settlement services provider to clear and settle it, and it is no longer subject to the risk of bankruptcy or insolvency on the part of the market participant that submitted it for clearing and settlement.

Financial institutions and other institutions chartered by the Central Bank are also required under the new rules to create mechanisms to identify and avoid liquidity risks, in accordance with certain procedures established by the Central Bank. Under these procedures, institutions are required to:

- maintain and document criteria for measuring liquidity risks (defined as risks related to any instability of assets and liabilities which might impact the capacity of the relevant financial institution to meet payment obligations) and mechanisms for managing them;
- analyze economic and financial data to evaluate the impact of different market scenarios on the institution's liquidity and cash flow;
- prepare reports in order to monitor liquidity risks;
- identify and evaluate mechanisms for unwinding positions that could threaten the institution financially and obtaining the resources necessary to do so;
- adopt system controls and test them periodically;

- promptly provide the institution's management with available information and analysis regarding any liquidity risk identified, including any conclusions or remedies adopted; and
- develop contingency plans for handling liquidity crisis situations.

After a period of tests and gradual implementation, the new Brazilian clearing system has become fully operational as of April 22, 2002. However, full implementation has been gradual, which allowed the entire system to adjust gradually and minimized potential settlement risks. The volume of clearing and settlement transactions is expected to increase over time whilst the minimum amount per transactions settled through the Brazilian settlement system has decreased to R$5,000.

Internal Compliance Procedures

All financial institutions must have in place internal policies and procedures to control their activities, their financial, operational and management information systems, and their compliance with all regulations applicable to them.

Audit Committee

Pursuant to CMN Resolution No. 3,198 of May 27, 2004, financial institutions (i) having a consolidated net worth of R$1 billion or more, (ii) managing third parties' assets of R$1 billion or more, or (iii) which take deposits and manage assets in both combined instances of R$5 billion or more must create and maintain an audit committee of their board of directors.

Change of Independent Accountants

All financial institutions must:

- be audited by independent accountants accredited as such with the CVM; and
- replace their independent accounting firm responsible for auditing their financial statements for Brazilian regulatory purposes at least every five consecutive fiscal years. A former accounting firm cannot be rehired until three complete fiscal years after its replacement.

However, the regulations relating to the periodic replacement of independent accounting firms were suspended until December 31, 2007. As a result of this, the Bank expects to continue to be audited by KPMG Auditores Independentes.

Regulation of Presentation of Financial Statements

CMN Resolution No. 2,723 of May 31, 2000, as amended, establishes certain rules about consolidation of financial statements by financial institutions. According to this Resolution, financial institutions are required to prepare their financial statements on a consolidated basis, including participation in companies situated in Brazil or abroad in which they hold, directly or indirectly, solely or jointly with other partners: (i) rights which ensure them a majority vote of the company's board of directors; (ii) the right to appoint or dismiss the majority of the executive officers and directors of the company; and/or (iii) operational or corporate control.

Anti-Money Laundering Regulations and Banking Secrecy

Under Brazilian anti-money laundering law and regulations, financial institutions must: (i) identify and keep up-to-date records regarding their customers; (ii) maintain internal controls and records; (iii) keep records of any transaction or series of transactions involving Brazilian and foreign currency, securities, metals or any other asset which may be converted into money; (iv) report transactions or proposals whose characteristics may indicate the occurrence of a crime or the existence of a criminal intent; (v) keep records of any transaction or series of transactions involving amounts that exceed R$10,000 in any calendar month or reveal a pattern of activity that suggests a scheme to avoid identification; and (vi) retain records of operations for a period of five years.

Non-compliance with any of the obligations indicated above subjects the financial institution and its managers to penalties varying from fines (from 1% to 200% of the amount of the transaction or 200% of the profit generated thereby, or a fine of up to R$200,000.00) to the rendering of its managers as ineligible for the exercise of any office in financial institutions and/or the annulment of the financial institution's license to operate.

On March 3, 1998, pursuant to Law No. 9,613, as amended by Law No. 10,701 of July 9, 2003, the Brazilian government created the *Conselho de Controle de Atividades Financeiras* (the Council of Control of Financial Activities or the "COAF"), which operates under the Ministry of Finance. The purpose of the COAF is to investigate, examine, identify and impose administrative penalties in respect of any suspicious or unlawful activities related to money laundering in Brazil. The COAF is composed of a President appointed by the Ministry of Finance and eight members of the council, one of whom is appointed by each of the following entities: (i) the Central Bank; (ii) the CVM; (iii) the Ministry of Foreign Affairs; (iv) the *Superintendência de Seguros Privados* (the Insurance Superintendency or the "SUSEP"); (v) the *Secretaria da Receita Federal* (the Federal Revenue Service or the "SRF"); (vi) the Office of the Attorney-General of the National Treasury; (vii) the Federal Police Department; and (viii) the Federal Intelligence Agency. The term of office of each of the president and the other members of the council is three years.

Financial institutions must maintain the secrecy of their banking operations and services provided to their customers. The only circumstances in which information about clients, services or operations of Brazilian financial institutions or credit card companies may be disclosed to third parties are the following: (i) the disclosure of information with the express consent of the interested parties; (ii) the exchange of information between financial institutions for record purposes; (iii) the provision to the Brazilian Internal Revenue Service of information regarding identification and the global amounts paid by CPMF taxpayers; (iv) the provision to credit reference agencies of information based on data from the records of subscribers of checks drawn on accounts without sufficient funds and defaulting debtors; (v) the provision by financial institutions and the credit card companies to competent authorities of information relating to the occurrence of, or suspicions as to, a criminal or other unlawful act; and (vi) as otherwise expressly admitted by Supplementary Law No. 105 of January 10, 2001. Supplementary Law No. 105/01 also allows the Central Bank or the CVM to exchange information with foreign governmental authorities pursuant to an existing treaty.

Regulation of Internet and Electronic Commerce

The Brazilian Congress has not enacted any specific legislation regulating electronic commerce. Accordingly it remains subject to existing laws and regulation on ordinary commerce and business transactions.

There are currently several bills dealing with Internet and electronic commerce regulation in the Brazilian congress. The proposed legislation, if enacted, will recognize the legal effect, validity and enforceability of information in the form of electronic messages, allowing parties to enter into an agreement, make an offer or accept one through electronic messages.

In anticipation of the proposed legislation, the Central Bank enacted Resolution No. 2,817 on February 22, 2001, as amended by Resolution No. 2,953 of April 25, 2002, ratifying the opening of deposit accounts with banks and other financial institutions by electronic means, which comprises the Internet, ATM machines, telephone and other distance communication channels. This regulation sets forth that all financial institutions which communicate with their clients through electronic means must comply with certain requirements, in addition to those set forth in Resolution No. 2,025 dated November 24, 1993, as amended, such as: (i) to disclose, in a clear and precise way, (a) its corporate name, (b) its condition as a financial institution duly authorised by the Brazilian Central Bank to operate in Brazil, (c) its telephone numbers, which shall function, at least, from 8 a.m. to 6 p.m. during business days, for the purposes of carrying out transactions in the financial market, (d) its electronic addresses on the Internet and electronic mail, as the case may be, and (e) a description of the services charged and their relevant amounts; (ii) to observe a five-day maximum period for answering clarification requests and complaint messages made by holders of deposit accounts; (iii) to assume, by means of its board of executive officers, the responsibility for the

implementation of controlling systems aimed at ensuring the confidentiality and safety of the electronic means made available to the clients, as well as the relevant monitoring of any transactions carried out through the deposit accounts. Such systems must be examined and certified by an entity of duly recognized technical expertise; and (iv) to inform the Central Bank and the CVM, as the case may be, in the form and time imposed by such authorities, of the electronic communication means made available to its clients, including the addresses on the Internet and electronic mail, if applicable.

In addition, item 1-3-1 of the Rules of the Exchange Market and Foreign Capitals (*Regulamento do Mercado de Câmbio e Capitais Internacionais* or "RMCCI"), as amended by CMN Circular No. 3,291, of September 8, 2005, contains rules to be observed for validity of electronic signatures in foreign exchange agreements.

The Consumer Defense Code and the Banking Client Defense Code

In 1990, the Brazilian Consumer Defense Code (Código de Defesa do Consumidor) was enacted to establish rigid rules to govern the relationship between product and service providers and consumers and to protect final consumers. The Brazilian Supreme Court ruled that the Brazilian Consumer Defense Code also applies to transactions between financial institutions and their clients. Financial institutions are also subject to specific regulation of the CMN, which specifically regulates the relationship between financial institutions and their clients.

CMN Resolution No. 2,878 dated July 26, 2001, as amended by Resolution No. 2,892 dated September 27, 2001, established new procedures with respect to the settlement of financial transactions and to services provided by financial institutions to customers and the public in general, aiming at improving the relationship between market participants by fostering additional transparency, discipline, competition and reliability on the part of financial institutions. The new regulation consolidates all the previous related rules. The main changes introduced by Resolution No. 2,878 are: (i) financial institutions must ensure that customers are fully aware of all contractual clauses, including responsibilities and penalties applicable to both parties, in order to protect the counterparts against abusive practices. All queries, consultations or complaints regarding agreements or the publicity of clauses must be promptly answered, and fees, commissions or any other forms of service or operational remuneration cannot be increased unless reasonably justified (in any event, these cannot be higher than the limits established by the Central Bank); (ii) financial institutions are prohibited from transferring funds from their customers' different accounts without prior authorisation; (iii) financial institutions cannot require that transactions linked to one another must both be carried out by the same institution, and, accordingly, if the transaction is dependent on another transaction, the customer is free to enter into the latter with any financial institution it wishes; (iv) financial institutions are prohibited from releasing misleading or abusive publicity or information about their contracts or services. Financial institutions are liable for any damages caused to their customers by their misrepresentations; (v) interest charges in connection with personal credit and consumer-directed credit transactions must be proportionally reduced in case of early payment of debts; and (vi) customers have the right to withdraw up to R$5,000 upon request if the operation is carried out in the branch where a customer maintains its accounts. For higher amounts, customers are required to give the financial institution at least one day's prior notice.

Leasing Regulations

The basic legal framework governing leasing transactions is established by Law No. 6,099 of September 12, 1974, as amended, and the regulations issued thereunder by the CMN from time to time.

Law No. 6,099, as amended, sets forth the general guidelines for the incorporation of, and the activities permitted to be performed by, leasing companies. The CMN, in its capacity as regulator and supervisor of the financial system, governs the matter in greater detail in Resolution No. 2,309 of August 28, 1996, and the Central Bank supervises and controls the transactions entered into by leasing companies. Furthermore, to the extent applicable, the laws and regulations applicable to financial institutions in general, such as reporting requirements, capital adequacy and leverage, assets composition limits and treatment of doubtful loans, are also applicable to leasing companies.

FOREIGN EXCHANGE RATES AND EXCHANGE CONTROLS

Prior to March 14, 2005, there were two legal foreign exchange markets in Brazil, in which rates were freely negotiated, but could be strongly influenced by Central Bank intervention:

- the commercial rate exchange market, dedicated principally to foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the buying and selling of registered investments by foreign entities, the purchase or sale of shares, or the payment of dividends or interest with respect to shares; and
- the floating rate exchange market, generally applied to specific transactions that required prior Central Bank approval and were not conducted through the commercial rate exchange market.

On March 4, 2005, the CMN enacted Resolution No. 3,265 ("Resolution No. 3,265/05"), pursuant to which the commercial rate exchange market and the floating rate exchange market were unified in a sole exchange market, effective as of March 14, 2005. The new regulation allows, subject to certain procedures and specific regulatory provisions, the purchase and sale of foreign currency and the international transfer of *reais* by a foreign person or legal entity, without limitation as to amount. However, the underlying transaction must be valid. Foreign currencies may only be purchased through financial institutions domiciled in Brazil and authorised to operate in the exchange market.

At July 12, 2007, the exchange rate for selling U.S. dollars was R$1.87 to U.S.$1.00. Exchange rate fluctuations may adversely affect the financial condition of the Bank and the market price of the Shares. See "Risk Factors — Risks Relating to Macroeconomic Factors and Governmental Policies — Exchange rate instability may adversely affect the Bank's results of operations and the market price of its shares".

The following tables set forth the selling rate, and, where applicable, the commercial selling rate, expressed in *reais* per U.S. dollar (R$/U.S.$) for the periods indicated, as reported by the Central Bank.

	Closing Selling Rates of Nominal *Reais* per U.S.$1.00			
Period Ended	**Low**	**High**	**Average[1]**	**Period End**
December 31, 2002	2.27	3.95	2.93	3.53
December 31, 2003	2.82	3.66	3.07	2.89
December 31, 2004	2.65	3.21	2.93	2.65
December 31, 2005	2.16	2.76	2.44	2.34
December 31, 2006	2.06	2.37	2.18	2.14

Note:—

(1) Represents the average of the month-end rates beginning with December of previous period through last month of period indicated.

Three-Month Period Ended March 31,	Period-end	Average for Period[1]	Low	High
		(*reais* per U.S. dollar)		
2006	2.17	2.20	2.11	2.35
2007	2.05	2.09	2.05	2.15

Note:—

(1) Average of the lowest and highest rates in the period.

Source: Central Bank

TAXATION

Brazil

The following is a general description of certain Brazilian tax aspects of the Notes and does not purport to be a comprehensive description of the tax aspects of the Notes. Prospective purchasers should consult their tax advisers as to the specific tax consequences of acquiring, holding and disposing of the Notes, in particular with regard to Notes having special features such as original issue discount or Notes denominated in a foreign currency as to the holder.

Individuals domiciled in Brazil and Brazilian companies are taxed on the basis of their worldwide income (which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates). The earnings of non-Brazilian residents in general are taxed in Brazil only when derived from Brazilian sources.

Interest, fees, commissions (including any original issue discount and any redemption premium) and any other income payable by a Brazilian obligor to an individual, entity, trust or organization domiciled outside Brazil in respect of debt obligations derived from the issuance by a Brazilian issuer of international debt securities previously registered with the Central Bank, such as the Notes, is subject to income tax withheld at source. The rate of withholding tax with respect to such debt obligations is generally 15% as provided for in Section 10 of the Normative Act No. 252 of December 3, 2002 ("Normative Act No. 252/02"). According to Normative Act 252/02, in the event that the beneficiary of such payments is domiciled in a tax haven jurisdiction (as defined by Brazilian tax laws from time to time), such payments of interest, fees, commissions (including any original issue discount and any redemption premium) and any other income are also subject to withholding in respect of Brazilian income tax at the general rate of 15%. However, pursuant to article 8 of Law No. 9779 of January 19, 1999, if the relevant average term of the Notes is of less than 96 months, the rate applicable to the beneficiary domiciled in a tax haven jurisdiction is 25% (article 691, IX of Decree No. 3,000 of March 26, 1999 and article 1, IX of Law No. 9,481 of August 13, 1997). Accordingly, there is a risk that the tax authorities may change the understanding above and apply the rate of 25% in the event that the beneficiary is domiciled in a tax haven jurisdiction. If the beneficiary of the income is domiciled in a country with which Brazil has a treaty for the avoidance of double taxation and provided further that this beneficiary is qualified for the treaty benefits, such income might be subject to a lower rate.

Brazil and Japan are signatories to a treaty (the "Japan Treaty") for the avoidance of double taxation. Under the Japan Treaty, payments of interest to entities incorporated in Japan (or a branch thereof) or other type of income deemed similar to income from borrowed funds under Brazilian tax law will be subject to a Brazilian withholding tax rate of 12.50% As long as such payments are made by the Issuer to the Principal Paying Agent pursuant to the terms and conditions of the Notes and provided further that such Principal Paying Agent is a tax resident of Japan and is qualified for the treaty benefits under the Notes, they will be subject to the 12.50% rate of Brazilian withholding tax. If the Issuer is not able to rely on such treaty to make the payments, and in relation to payments not being made by the Issuer to a Principal Paying Agent that is a is a tax resident of Japan, any such payments will be subject to Brazilian withholding tax at the rates indicated in the previous paragraph.

In any event and in accordance with the Terms and Conditions of the Notes, Banco do Brasil S.A. is required to pay such additional amounts as will result in the receipt by the Noteholder of such amounts as would have been received by such Noteholder had no such withholding or deduction been required, subject to certain restrictions. Brazilian tax laws expressly authorise the paying source to pay the income or earnings net of taxes and, therefore, to assume the cost of the applicable tax.

Gains on the sale or disposal of the Notes made outside Brazil by a non-resident, other than a branch, subsidiary or an affiliated company of a Brazilian resident as defined under Brazilian tax law, to another non-Brazilian resident are not subject to Brazilian taxes. Article 26 of the Law No. 10,833, enacted on December 29, 2003 ("Law No. 10,833"), established that, as from February 1, 2004, capital gains realised on the disposal of Brazilian situs assets by non-residents, whether to other non-residents or Brazilian residents and whether made outside or within Brazil, are subject to Brazilian withholding income tax. Although the

scope of Law No. 10,833 is yet unclear, the Issuer believes that the Notes shall not fall into such new provision. However, Brazilian tax authorities may understand otherwise; i.e. that the gains accrued abroad on the sale or disposal of such Notes should be taxable in Brazil.

Generally, there are no stamp, transfer or other similar taxes in Brazil with respect to the transfer, assignment or sale of the Notes outside Brazil nor any inheritance, gift or succession tax applicable to the ownership, transfer or disposition of the Notes, except for gift and inheritance taxes imposed by some Brazilian States on gifts and bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such States.

Cayman Islands

The comments below are of a general nature based on current Cayman Islands law and practice and are subject to changes therein. They relate only to the position of persons who are the absolute beneficial owners of the Notes and may not apply to certain classes of person, such as Dealers. Any holders of Notes who are in doubt as to their personal tax position should consult their professional advisers.

Under existing Cayman Islands laws:-

1. payments in respect of the Notes issued by the Issuer through its Cayman Islands branch will not be subject to taxation in the Cayman Islands (the "Islands") and no withholding will be required on such payments to any holder of a Note and gains derived from the sale of Notes will not be subject to income or corporation tax in the Islands. The Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax; and

2. the holder of any Note (or legal personal representative of such holder) whose Notes are brought into the Islands may in certain circumstances be liable to pay stamp duty imposed under the laws of the Islands in respect of such Note.

3. Noteholders whose Notes are brought into or issued in the Cayman Islands will be liable to pay stamp duty of up to C.I.$250 on each Note.

Proposed European Union Directive on the Taxation of Savings

The European Union has adopted a Directive regarding the taxation of savings income. The Directive requires Member States to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria, Belgium and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise. A number of third countries and territories have adopted similar measures to the European Union Directive.

United States –

TO ENSURE COMPLIANCE WITH UNITED STATES TREASURY DEPARTMENT CIRCULAR 230, EACH PERSON RECEIVING THIS PROGRAM CIRCULAR IS HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS PROGRAM CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following is a summary of certain material U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes by a U.S. Holder (as defined below). This summary does not address the material U.S. federal income tax consequences of every type of Note which may be issued under the Program, and the relevant Final Terms will contain additional or modified disclosure concerning the

material U.S. federal income tax consequences relevant to such type of Note as appropriate. This summary deals only with purchasers of Notes that are U.S. Holders and that will hold the Notes as capital assets. The discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of Notes by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, investors that will hold the Notes as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes or investors whose functional currency is not the U.S. dollar). Moreover, the summary deals only with Notes with a term of 30 years or less. The U.S. federal income tax consequences of owning Notes with a longer term will be discussed in the applicable Final Terms.

As used herein, the term "U.S. Holder" means a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organised under the laws of the United States, any State thereof or the District of Columbia,, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership that holds Notes will depend on the status of the partner and the activities of the partnership. Prospective purchasers that are partnerships should consult their tax adviser concerning the U.S. federal income tax consequences to their partners of the acquisition, ownership and disposition of Notes by the partnership.

The summary is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

Bearer Notes are not being offered to U.S. Holders. A U.S. Holder who owns a Bearer Note may be subject to limitations under United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the United States Internal Revenue Code.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, **FOREIGN AND** OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Payments of Interest

General

Interest on a Note, whether payable in U.S. Dollars or a currency, composite currency or basket of currencies other than U.S. Dollars (a "foreign currency"), other than interest on a "Discount Note" that is not "qualified stated interest" (each as defined below under "Original Issue Discount — General"),will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued, depending on the holder's method of accounting for tax purposes. Interest paid by the Issuer on the Notes and OID, if any, accrued with respect to the Notes (as described below under "Original Issue Discount") generally will constitute income from sources outside the United States. Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit and source of income rules to income attributable to the Notes.

Effect of Brazilian Withholding Taxes

As discussed in "Taxation – Brazil", under current law, payments of interest in respect of the Notes are subject to Brazilian withholding taxes. As discussed under "Terms and Conditions of the Notes — Taxation", the Issuer may become liable for the payment of additional amounts to U.S. Holders so that U.S. Holders receive the same amounts they would have received had no Brazilian withholding taxes been imposed. For U.S. federal income tax purposes, U.S. Holders would be treated as having actually received the amount of Brazilian taxes withheld by the Issuer with respect to a Note, and as then having actually paid over the withheld taxes to the Brazilian taxing authorities. As a result of this rule, the amount of interest income included in gross income for U.S. federal income tax purposes by a U.S. Holder with respect to a payment of interest may be greater than the amount of cash actually received (or receivable) by the U.S. Holder from the Issuer with respect to the payment.

Subject to certain limitations, a U.S. Holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Brazilian income taxes withheld by the Issuer. For purposes of the foreign tax credit limitation, foreign source income is classified in one of several "baskets", and the credit for foreign taxes on income in any basket is limited to U.S. federal income tax allocable to that income. In taxable years beginning before 2007, interest and OID (defined below) generally will constitute foreign source income in the "high withholding tax interest" basket if the Notes are subject to Brazilian withholding tax at a rate of 5.0% or higher. If the Notes are not subject to such a withholding tax, or in any case in taxable years beginning after 2006, interest and OID generally will be in the "passive income" basket. In certain circumstances, a U.S. Holder may be unable to claim foreign tax credits (and may instead be allowed deductions) for Brazilian taxes imposed on a payment of interest if the U.S. Holder has not held the Notes for at least 16 days during the 31-day period beginning on the date that is 15 days before the date on which the right to receive the payment arises. Since a U.S. Holder may be required to include OID on the Notes in its gross income in advance of any withholding of Brazilian income taxes from payments attributable to the OID (which would generally occur when the Note is repaid or redeemed), a U.S. Holder may not be entitled to a credit or deduction for these Brazilian income taxes in the year the OID is included in the U.S. Holder's gross income, and may be limited in its ability to credit or deduct in full the Brazilian taxes in the year those taxes are actually withheld by the Issuer. Prospective purchasers should consult their tax advisers concerning the foreign tax credit implications of the payment of these Brazilian taxes.

Original Issue Discount

General

The following is a summary of the principal U.S. federal income tax consequences of the ownership of Notes issued with original issue discount ("OID"). The following summary does not discuss Notes that are characterized as contingent payment debt instruments for U.S. federal income tax purposes. In the event the Issuer issues contingent payment debt instruments, the applicable Pricing Supplement will describe the material U.S. federal income tax consequences thereof.

A Note, other than a Note with a term of one year or less (a "Short-Term Note"), will be treated as issued with OID (a "Discount Note") if the excess of the Note's "stated redemption price at maturity" over its issue price is equal to or more than a de minimis amount (0.25% of the Note's stated redemption price at maturity multiplied by the number of complete years to its maturity). An obligation that provides for the payment of amounts other than qualified stated interest before maturity (an "instalment obligation") will be treated as a Discount Note if the excess of the Note's stated redemption price at maturity over its issue price is greater than 0.25% of the Note's stated redemption price at maturity multiplied by the weighted average maturity of the Note. A Note's weighted average maturity is the sum of the following amounts determined for each payment on a Note (other than a payment of qualified stated interest): (i) the number of complete years from the issue date until the payment is made multiplied by (ii) a fraction, the numerator of which is the amount of the payment and the denominator of which is the Note's stated redemption price at maturity. Generally, the issue price of a Note will be the first price at which a substantial amount of Notes included in the issue of which the Note is a part is sold to persons other than bond houses, brokers, or similar persons or organisations acting in the capacity of underwriters, placement agents, or wholesalers. The stated redemption

price at maturity of a Note is the total of all payments provided by the Note that are not payments of "qualified stated interest". A qualified stated interest payment is generally any one of a series of stated interest payments on a Note that are unconditionally payable at least annually at a single fixed rate (with certain exceptions for lower rates paid during some periods) or a variable rate (in the circumstances described below under "Variable Interest Rate Notes"), applied to the outstanding principal amount of the Note. Solely for the purposes of determining whether a Note has OID, the Issuer will be deemed to exercise any call option that has the effect of decreasing the yield on the Note, and the U.S. Holder will be deemed to exercise any put option that has the effect of increasing the yield on the Note.

U.S. Holders of Discount Notes must include OID in income calculated on a constant-yield method before the receipt of cash attributable to the income, and generally will have to include in income increasingly greater amounts of OID over the life of the Discount Notes. The amount of OID includible in income by a U.S. Holder of a Discount Note is the sum of the daily portions of OID with respect to the Discount Note for each day during the taxable year or portion of the taxable year on which the U.S. Holder holds the Discount Note ("accrued OID"). The daily portion is determined by allocating to each day in any "accrual period" a pro rata portion of the OID allocable to that accrual period. Accrual periods with respect to a Note may be of any length selected by the U.S. Holder and may vary in length over the term of the Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Note occurs on either the final or first day of an accrual period. The amount of OID allocable to an accrual period equals the excess of (a) the product of the Discount Note's adjusted issue price at the beginning of the accrual period and the Discount Note's yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period) over (b) the sum of the payments of qualified stated interest on the Note allocable to the accrual period. The "adjusted issue price" of a Discount Note at the beginning of any accrual period is the issue price of the Note increased by (x) the amount of accrued OID for each prior accrual period and decreased by (y) the amount of any payments previously made on the Note that were not qualified stated interest payments.

Acquisition Premium

A U.S. Holder that purchases a Discount Note for an amount less than or equal to the sum of all amounts payable on the Note after the purchase date, other than payments of qualified stated interest, but in excess of its adjusted issue price (any such excess being "acquisition premium") and that does not make the election described below under "Election to Treat All Interest as Original Issue Discount", is permitted to reduce the daily portions of OID by a fraction, the numerator of which is the excess of the U.S. Holder's adjusted basis in the Note immediately after its purchase over the Note's adjusted issue price, and the denominator of which is the excess of the sum of all amounts payable on the Note after the purchase date, other than payments of qualified stated interest, over the Note's adjusted issue price.

Market Discount

A Note, other than a Short-Term Note, generally will be treated as purchased at a market discount (a "Market Discount Note") if the Note's stated redemption price at maturity or, in the case of a Discount Note, the Note's "revised issue price", exceeds the amount for which the U.S. Holder purchased the Note by at least 0.25% of the Note's stated redemption price at maturity or revised issue price, respectively, multiplied by the number of complete years to the Note's maturity (or, in the case of a Note that is an instalment obligation, the Note's weighted average maturity). If this excess is not sufficient to cause the Note to be a Market Discount Note, then the excess constitutes "de minimis market discount". For this purpose, the "revised issue price" of a Note generally equals its issue price, increased by the amount of any OID that has accrued on the Note and decreased by the amount of any payments previously made on the Note that were not qualified stated interest payments.

Under current law, any gain recognised on the maturity or disposition of a Market Discount Note (including any payment on a Note that is not qualified stated interest) will be treated as ordinary income to the extent that the gain does not exceed the accrued market discount on the Note. Alternatively, a U.S. Holder of a Market Discount Note may elect to include market discount in income currently over the life of the Note. This election shall apply to all debt instruments with market discount acquired by the electing U.S.

Holder on or after the first day of the first taxable year to which the election applies. This election may not be revoked without the consent of the Internal Revenue Service (the "IRS"). A U.S. Holder of a Market Discount Note that does not elect to include market discount in income currently will generally be required to defer deductions for interest on borrowings incurred to purchase or carry a Market Discount Note that is in excess of the interest and OID on the Note includible in the U.S. Holder's income, to the extent that this excess interest expense does not exceed the portion of the market discount allocable to the days on which the Market Discount Note was held by the U.S. Holder.

Under current law, market discount will accrue on a straight-line basis unless the U.S. Holder elects to accrue the market discount on a constant-yield method. This election applies only to the Market Discount Note with respect to which it is made and is irrevocable.

Election to Treat All Interest as Original Issue Discount

A U.S. Holder may elect to include in gross income all interest that accrues on a Note using the constant-yield method described above under "Original Issue Discount — General", with certain modifications. For purposes of this election, interest includes stated interest, OID, *de minimis OID,* market discount, *de minimis* market discount and unstated interest, as adjusted by any amortisable bond premium (described below under "Notes Purchased at a Premium") or acquisition premium. This election will generally apply only to the Note with respect to which it is made and may not be revoked without the consent of the IRS. If the election to apply the constant-yield method to all interest on a Note is made with respect to a Market Discount Note, the electing U.S. Holder will be treated as having made the election discussed above under "Market Discount" to include market discount in income currently over the life of all debt instruments with market discount held or thereafter acquired by the U.S. Holder. U.S. Holders should consult their tax advisers concerning the propriety and consequences of this election.

Variable Interest Rate Notes

Notes that provide for interest at variable rates ("Variable Interest Rate Notes") generally will bear interest at a "qualified floating rate" and thus will be treated as "variable rate debt instruments" under Treasury regulations governing accrual of OID. A Variable Interest Rate Note will qualify as a "variable rate debt instrument" if (a) its issue price does not exceed the total noncontingent principal payments due under the Variable Interest Rate Note by more than a specified *de minimis* amount and (b) it provides for stated interest, paid or compounded at least annually, at (i) one or more qualified floating rates, (ii) a single fixed rate and one or more qualified floating rates, (iii) a single objective rate, or (iv) a single fixed rate and a single objective rate that is a qualified inverse floating rate.

A "qualified floating rate" is any variable rate where variations in the value of the rate can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds in the currency in which the Variable Interest Rate Note is denominated. A fixed multiple of a qualified floating rate will constitute a qualified floating rate only if the multiple is greater than 0.65 but not more than 1.35. A variable rate equal to the product of a qualified floating rate and a fixed multiple that is greater than 0.65 but not more than 1.35, increased or decreased by a fixed rate, will also constitute a qualified floating rate. In addition, two or more qualified floating rates that can reasonably be expected to have approximately the same values throughout the term of the Variable Interest Rate Note (e.g., two or more qualified floating rates with values within 25 basis points of each other as determined on the Variable Interest Rate Note's issue date) will be treated as a single qualified floating rate. Notwithstanding the foregoing, a variable rate that would otherwise constitute a qualified floating rate but which is subject to one or more restrictions such as a maximum numerical limitation (i.e., a cap) or a minimum numerical limitation (i.e., a floor) may, under certain circumstances, fail to be treated as a qualified floating rate unless the cap or floor is fixed throughout the term of the Note.

An "objective rate" is a rate that is not itself a qualified floating rate but which is determined using a single fixed formula and which is based on objective financial or economic information (e.g., one or more qualified floating rates or the yield of actively traded personal property). A rate will not qualify as an objective rate if it is based on information that is within the control of the Issuer (or a related party) or that is

unique to the circumstances of the Issuer (or a related party), such as dividends, profits or the value of the Issuer's stock (although a rate does not fail to be an objective rate merely because it is based on the credit quality of the Issuer). Other variable interest rates may be treated as objective rates if so designated by the IRS in the future. Despite the foregoing, a variable rate of interest on a Variable Interest Rate Note will not constitute an objective rate if it is reasonably expected that the average value of the rate during the first half of the Variable Interest Rate Note's term will be either significantly less than or significantly greater than the average value of the rate during the final half of the Variable Interest Rate Note's term. A "qualified inverse floating rate" is any objective rate where the rate is equal to a fixed rate minus a qualified floating rate, as long as variations in the rate can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. If a Variable Interest Rate Note provides for stated interest at a fixed rate for an initial period of one year or less followed by a variable rate that is either a qualified floating rate or an objective rate for a subsequent period and if the variable rate on the Variable Interest Rate Note's issue date is intended to approximate the fixed rate (e.g., the value of the variable rate on the issue date does not differ from the value of the fixed rate by more than 25 basis points), then the fixed rate and the variable rate together will constitute either a single qualified floating rate or objective rate, as the case may be.

A qualified floating rate or objective rate in effect at any time during the term of the instrument must be set at a "current value" of that rate. A "current value" of a rate is the value of the rate on any day that is no earlier than 3 months prior to the first day on which that value is in effect and no later than 1 year following that first day.

If a Variable Interest Rate Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof qualifies as a "variable rate debt instrument", then any stated interest on the Note which is unconditionally payable in cash or property (other than debt instruments of the Issuer) at least annually will constitute qualified stated interest and will be taxed accordingly. Thus, a Variable Interest Rate Note that provides for stated interest at either a single qualified floating rate or a single objective rate throughout the term thereof and that qualifies as a "variable rate debt instrument" will generally not be treated as having been issued with OID unless the Variable Interest Rate Note is issued at a "true" discount (i.e., at a price below the Note's stated principal amount) in excess of a specified de minimis amount. OID on a Variable Interest Rate Note arising from "true" discount is allocated to an accrual period using the constant yield method described above by assuming that the variable rate is a fixed rate equal to (i) in the case of a qualified floating rate or qualified inverse floating rate, the value as of the issue date, of the qualified floating rate or qualified inverse floating rate, or (ii) in the case of an objective rate (other than a qualified inverse floating rate), a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Note.

In general, any other Variable Interest Rate Note that qualifies as a "variable rate debt instrument" will be converted into an "equivalent" fixed rate debt instrument for purposes of determining the amount and accrual of OID and qualified stated interest on the Variable Interest Rate Note. Such a Variable Interest Rate Note must be converted into an "equivalent" fixed rate debt instrument by substituting any qualified floating rate or qualified inverse floating rate provided for under the terms of the Variable Interest Rate Note with a fixed rate equal to the value of the qualified floating rate or qualified inverse floating rate, as the case may be, as of the Variable Interest Rate Note's issue date. Any objective rate (other than a qualified inverse floating rate) provided for under the terms of the Variable Interest Rate Note is converted into a fixed rate that reflects the yield that is reasonably expected for the Variable Interest Rate Note. In the case of a Variable Interest Rate Note that qualifies as a "variable rate debt instrument" and provides for stated interest at a fixed rate in addition to either one or more qualified floating rates or a qualified inverse floating rate, the fixed rate is initially converted into a qualified floating rate (or a qualified inverse floating rate, if the Variable Interest Rate Note provides for a qualified inverse floating rate). Under these circumstances, the qualified floating rate or qualified inverse floating rate that replaces the fixed rate must be such that the fair market value of the Variable Interest Rate Note as of the Variable Interest Rate Note's issue date is approximately the same as the fair market value of an otherwise identical debt instrument that provides for either the qualified floating rate or qualified inverse floating rate rather than the fixed rate. Subsequent to converting the fixed rate into either a qualified floating rate or a qualified inverse floating rate, the Variable

Interest Rate Note is converted into an "equivalent" fixed rate debt instrument in the manner described above.

Once the Variable Interest Rate Note is converted into an "equivalent" fixed rate debt instrument pursuant to the foregoing rules, the amount of OID and qualified stated interest, if any, are determined for the "equivalent" fixed rate debt instrument by applying the general OID rules to the "equivalent" fixed rate debt instrument and a U.S. Holder of the Variable Interest Rate Note will account for the OID and qualified stated interest as if the U.S. Holder held the "equivalent" fixed rate debt instrument. In each accrual period, appropriate adjustments will be made to the amount of qualified stated interest or OID assumed to have been accrued or paid with respect to the "equivalent" fixed rate debt instrument in the event that these amounts differ from the actual amount of interest accrued or paid on the Variable Interest Rate Note during the accrual period.

If a Variable Interest Rate Note, such as a Note the payments on which are determined by reference to an index, does not qualify as a "variable rate debt instrument", then the Variable Interest Rate Note will be treated as a contingent payment debt obligation. The proper U.S. federal income tax treatment of Variable Interest Rate Notes that are treated as contingent payment debt obligations will be more fully described in the applicable Pricing Supplement.

Short-Term Notes

In general, an individual or other cash basis U.S. Holder of a Short-Term Note is not required to accrue OID (as specially defined below for the purposes of this paragraph) for U.S. federal income tax purposes unless it elects to do so (but may be required to include any stated interest in income as the interest is received). Accrual basis U.S. Holders and certain other U.S. Holders are required to accrue OID on Short-Term Notes on a straight-line basis or, if the U.S. Holder so elects, under the constant-yield method (based on daily compounding). In the case of a U.S. Holder not required and not electing to include OID in income currently, any gain realised on the sale or retirement of the Short-Term Note will be ordinary income to the extent of the OID accrued on a straight-line basis (unless an election is made to accrue the OID under the constant-yield method) through the date of sale or retirement. U.S. Holders who are not required and do not elect to accrue OID on Short-Term Notes will be required to defer deductions for interest on borrowings allocable to Short-Term Notes in an amount not exceeding the deferred income until the deferred income is realised.

For purposes of determining the amount of OID subject to these rules, all interest payments on a Short-Term Note are included in the Short-Term Note's stated redemption price at maturity. A U.S. Holder may elect to determine OID on a Short-Term Note as if the Short-Term Note had been originally issued to the U.S. Holder at the U.S. Holder's purchase price for the Short-Term Note. This election shall apply to all obligations with a maturity of one year or less acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

Fungible Issue

The Issuer may, without the consent of the Holders of outstanding Notes, issue additional Notes with identical terms. These additional Notes, even if they are treated for non-tax purposes as part of the same series as the original Notes, in some cases may be treated as a separate series for U.S. federal income tax purposes. In such a case, the additional Notes may be considered to have been issued with OID even if the original Notes had no OID, or the additional Notes may have a greater amount of OID than the original Notes. These differences may affect the market value of the original Notes if the additional Notes are not otherwise distinguishable from the original Notes.

Notes Purchased at a Premium

A U.S. Holder that purchases a Note for an amount in excess of its principal amount, or for a Discount Note, its stated redemption price at maturity may elect to treat the excess as "amortisable bond premium", in which case the amount required to be included in the U.S. Holder's income each year with respect to interest on the Note will be reduced by the amount of amortisable bond premium allocable (based on the Note's

yield to maturity) to that year. Any election to amortise bond premium shall apply to all bonds (other than bonds the interest on which is excludable from gross income for U.S. federal income tax purposes) held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and is irrevocable without the consent of the IRS. See also "Original Issue Discount – Election to Treat All Interest as Original Issue Discount".

Purchase, Sale and Retirement of Notes

A U.S. Holder's tax basis in a Note will generally be its cost increased by the amount of any OID or market discount included in the U.S. Holder's income with respect to the Note and the amount, if any, of income attributable to *de minimis* OID and *de minimis* market discount included in the U.S. Holder's income with respect to the Note, and reduced by (i) the amount of any payments that are not qualified stated interest payments, and (ii) the amount of any amortisable bond premium applied to reduce interest on the Note.

A U.S. Holder will generally recognise gain or loss on the sale or retirement of a Note equal to the difference between the amount realised on the sale or retirement and the tax basis of the Note. The amount realised does not include the amount attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously included in income. Except to the extent described above under "Original Issue Discount — Market Discount" or "Original Issue Discount — Short Term Notes" or attributable to changes in exchange rates (as discussed below), gain or loss recognised on the sale or retirement of a Note will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period in the Notes exceeds one year.

Gain or loss realised by a U.S. Holder on the sale or retirement of a Note generally will be U.S. source. Therefore, a U.S. Holder may have insufficient foreign source income to utilise foreign tax credits attributable to any Brazilian withholding tax imposed on a sale or disposition. Prospective purchasers should consult their tax advisers as to the availability of and limitations on any foreign tax credit attributable to this Brazilian withholding tax.

Foreign Currency Notes

Interest

If an interest payment is denominated in, or determined by reference to, a foreign currency, the amount of income recognised by a cash basis U.S. Holder will be the U.S. Dollar value of the interest payment, based on the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. Dollars.

An accrual basis U.S. Holder may determine the amount of income recognised with respect to an interest payment denominated in, or determined by reference to, a foreign currency in accordance with either of two methods. Under the first method, the amount of income accrued will be based on the average exchange rate in effect during the interest accrual period (or, in the case of an accrual period that spans two taxable years of a U.S. Holder, the part of the period within the taxable year).

Under the second method, the U.S. Holder may elect to determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period (or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year). Additionally, if a payment of interest is actually received within five business days of the last day of the accrual period, an electing accrual basis U.S. Holder may instead translate the accrued interest into U.S. Dollars at the exchange rate in effect on the day of actual receipt. Any such election will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies or thereafter acquired by the U.S. Holder, and will be irrevocable without the consent of the IRS.

Upon receipt of an interest payment (including a payment attributable to accrued but unpaid interest upon the sale or retirement of a Note) denominated in, or determined by reference to, a foreign currency, the U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. Dollars at the spot rate on the date of

receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. Dollars.

OID

OID for each accrual period on a Discount Note that is denominated in, or determined by reference to, a foreign currency, will be determined in the foreign currency and then translated into U.S. Dollars in the same manner as stated interest accrued by an accrual basis U.S. Holder, as described above. Upon receipt of an amount attributable to OID (whether in connection with a payment on the Note or a sale of the Note), a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) equal to the difference between the amount received (translated into U.S. Dollars at the spot rate on the date of receipt) and the amount previously accrued, regardless of whether the payment is in fact converted into U.S. Dollars.

Market Discount

Market Discount on a Note that is denominated in, or determined by reference to, a foreign currency, will be accrued in the foreign currency. If the U.S. Holder elects to include market discount in income currently, the accrued market discount will be translated into U.S. Dollars at the average exchange rate for the accrual period (or portion thereof within the U.S. Holder's taxable year). Upon the receipt of an amount attributable to accrued market discount, the U.S. Holder may recognise U.S. source exchange gain or loss (which will be taxable as ordinary income or loss) determined in the same manner as for accrued interest or OID. A U.S. Holder that does not elect to include market discount in income currently will recognise, upon the disposition or maturity of the Note, the U.S. Dollar value of the amount accrued, calculated at the spot rate on that date, and no part of this accrued market discount will be treated as exchange gain or loss.

Bond Premium

Bond premium (including acquisition premium) on a Note that is denominated in, or determined by reference to, a foreign currency, will be computed in units of the foreign currency, and any such bond premium that is taken into account currently will reduce interest income in units of the foreign currency. On the date bond premium offsets interest income, a U.S. Holder may recognise U.S. source exchange gain or loss (taxable as ordinary income or loss) measured by the difference between the spot rate in effect on that date, and on the date the Notes were acquired by the U.S. Holder. A U.S. Holder that does not elect to take bond premium (other than acquisition premium) into account currently will recognise a market loss when the Note matures.

Sale or Retirement

As discussed above under "Purchase, Sale and Retirement of Notes", a U.S. Holder will generally recognise gain or loss on the sale or retirement of a Note equal to the difference between the amount realised on the sale or retirement and its tax basis in the Note. A U.S. Holder's tax basis in a Note that is denominated in a foreign currency will be determined by reference to the U.S. Dollar cost of the Note. The U.S. Dollar cost of a Note purchased with foreign currency will generally be the U.S. Dollar value of the purchase price on the date of purchase or, in the case of Notes traded on an established securities market, as defined in the applicable Treasury Regulations, that are purchased by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the purchase.

The amount realised on a sale or retirement for an amount in foreign currency will be the U.S. Dollar value of this amount on the date of sale or retirement or, in the case of Notes traded on an established securities market, as defined in the applicable Treasury Regulations, sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), on the settlement date for the sale. Such an election by an accrual basis U.S. Holder must be applied consistently from year to year and cannot be revoked without the consent of the IRS.

A U.S. Holder will recognise U.S. source exchange rate gain or loss (taxable as ordinary income or loss) on the sale or retirement of a Note equal to the difference, if any, between the U.S. Dollar values of the U.S. Holder's purchase price for the Note (or, if less, the principal amount of the Note) (i) on the date of sale

or retirement and (ii) the date on which the U.S. Holder acquired the Note. Any such exchange rate gain or loss will be realised only to the extent of total gain or loss realised on the sale or retirement.

Disposition of Foreign Currency

Foreign currency received as interest on a Note or on the sale or retirement of a Note will have a tax basis equal to its U.S. Dollar value at the time the interest is received or at the time of the sale or retirement. Foreign currency that is purchased will generally have a tax basis equal to the U.S. Dollar value of the foreign currency on the date of purchase. Any gain or loss recognised on a sale or other disposition of a foreign currency (including its use to purchase Notes or upon exchange for U.S. Dollars) will be U.S. source ordinary income or loss.

Backup Withholding and Information Reporting

In general, payments of interest and accrued OID on, and the proceeds of a sale, redemption or other disposition of, the Notes payable to a U.S. Holder by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding will apply to these payments and to accruals of OID if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

CERTAIN ERISA CONSIDERATIONS

The U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes certain requirements on "employee benefit plans" (as defined in Section 3(3) of ERISA) subject to ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, "Plans")) and certain persons (referred to as "parties in interest" or "disqualified persons") having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction.

Prohibited transactions within the meaning of Section 406 of ERISA or Section 4975 of the Code may arise if any Notes are acquired by a Plan with respect to which the Bank or the Initial Purchasers or any of their respective affiliates are a party in interest or a disqualified person. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may be applicable, however, depending in part on the type of Plan fiduciary making the decision to acquire Notes and the circumstances under which such decision is made. There can be no assurance that any exemption will be available with respect to any particular transaction involving the Notes, or that, if an exemption is available, it will cover all aspects of any particular transaction. By its purchase of any Notes, the purchaser thereof will be deemed to have represented and agreed either that (i) it is not and for so long as it holds Notes will not be (and is not acquiring the Notes directly or indirectly with the assets of a person who is or while the Notes are held will be) an ERISA Plan or other Plan, an entity whose underlying assets include the assets of any such ERISA Plan or other Plan, or a governmental or other employee benefit plan which is subject to any U.S. federal, State or local law, or foreign law, that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code, or (ii) its purchase and holding of the Notes will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or, in the case of such a governmental or other employee benefit plan, any such substantially similar U.S. federal, State or local law, or foreign law) as a result of the applicability to such purchase and holding of a prohibited transaction class exemption issued by the U.S. Department of Labor. Similarly, each transferee of any Notes, by virtue of the transfer of such Notes to such transferee, will be deemed to have represented and agreed either that (i) it is not and for so long as it holds Notes will not be (and is not acquiring the Notes directly or indirectly with the assets of a person who is or while the Notes are held will be) an ERISA Plan or other Plan, an entity whose underlying assets include the assets of any such ERISA Plan or other Plan, or a governmental or other employee benefit plan which is subject to any U.S. federal, State or local law, or foreign law, that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code, or (ii) its purchase and holding of the Notes will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code (or, in the case of such a governmental or other employee benefit plan, any such substantially similar federal, State or local law, or foreign law) as a result of the applicability to such purchase and holding of a prohibited transaction class exemption issued by the U.S. Department of Labor.

Governmental plans and certain church and other plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to State or other federal or foreign laws that are substantially similar to ERISA and the Code. Fiduciaries of any such plans should consult with their counsel before purchasing any Notes.

The foregoing discussion is general in nature and not intended to be all-inclusive. Any Plan fiduciary who proposes to cause a Plan to purchase any Notes should consult with its counsel regarding the

applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a prohibited transaction or any other violation of an applicable requirement of ERISA.

The sale of Notes to a Plan is in no respect a representation by the Bank or the Initial Purchasers that such an investment meets all relevant requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

SUBSCRIPTION AND SALE AND TRANSFER RESTRICTIONS

Notes may be sold from time to time by the Issuer to or through any one or more of the Dealers. The arrangements under which the Notes may from time to time be agreed to be sold by the Issuer to or through the Dealers are set out in the Amended and Restated Dealer Agreement dated July 3, 2003 (the "Dealer Agreement") and made between the Bank, BB-Leasing and the Dealers. Any agreement for the sale of Notes will, *inter alia*, make provision for the form and terms and conditions of the relevant Notes, whether the placement of the Notes is underwritten or sold on an agency basis only, the price at which such Notes will be purchased by the Dealers and the commissions or other agreed deductibles (if any) which are payable or allowable by the Issuer in respect of such purchase.

The Notes have not been and will not be registered under the Securities Act or with any securities regulatory authority of any State or other jurisdiction and may not be offered or sold or, in the case of Bearer Notes, delivered within the United States or to, or for the account or benefit of, U.S. persons except as permitted by Regulation S or Rule 144A. In addition, the Dealer Agreement permits certain Dealers to offer and sell individual definitive Restricted Notes to a limited number of Accredited Investors in accordance with procedures set forth therein. Terms used in this paragraph have the meanings given to them by Regulation S.

Each Dealer has agreed and each further Dealer appointed under the Program will be required to agree that, except as permitted by the Dealer Agreement, it will not offer, sell or, in the case of Bearer Notes, deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of an identifiable Tranche of which such Notes are a part, as determined and certified to the London Paying Agent (or, in the case of Registered Notes, to the New York Paying Agent) by such Dealer (or, in the case of an identifiable Tranche of Notes offered and sold to or through more than one Dealer, by each relevant Dealer as to the Notes of such identifiable Tranche purchased through it, in which case the London Paying Agent shall notify each such relevant Dealer when all such relevant Dealers have so certified), within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each Dealer to which it sells Notes during the restricted period (other than resales pursuant to Rule 144A) a confirmation or other notice setting out the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in the preceding sentence have the meanings given to them by Regulation S.

Each prospective purchaser of Restricted Notes (a "U.S. Offeree"), by accepting delivery of this Program Circular, will be deemed to have represented, agreed and acknowledged as follows:

(1) Such U.S. Offeree acknowledges that this Program Circular is personal to such U.S. Offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire Restricted Notes. Distribution of this Program Circular, or disclosure of any of its contents to any person other than such U.S. Offeree and those persons, if any, retained to advise such U.S. Offeree with respect thereto, is unauthorised and any disclosure of any of its contents, without the prior written consent of the Issuer, is prohibited.

(2) Such U.S. Offeree agrees to make no photocopies of this Program Circular or any documents referred to herein and, if such U.S. Offeree does not purchase Restricted Notes or the offering is terminated, to return this Program Circular and all documents referred to herein to the Dealer or the affiliate thereof who furnished this Program Circular and those documents.

The Dealer Agreement provides that certain Dealers may arrange for the placing of Restricted Notes in the United States to QIBs. Each purchaser of Notes in reliance on Rule 144A will be deemed to have represented, agreed and acknowledged as follows:

(1) It is a qualified institutional buyer within the meaning of Rule 144A, it is acquiring such Restricted Notes for its own account or for the account of a qualified institutional buyer; it is aware, and each beneficial owner of such Restricted Notes has been advised, that the sale of such Restricted Notes to it is being made in reliance on Rule 144A.

(2) It understands that the Restricted Notes purchased by it are being offered, and may be transferred, only in a transaction not involving any public offering in the United States within the meaning of the Securities Act. It understands that the Restricted Notes have not been and will not be registered under the Securities Act and it agrees, for the benefit of the Issuer, the Dealers and the Dealers' affiliates, that, if in the future it decides to resell, pledge or otherwise transfer such Restricted Notes purchased by it, any offer, sale or transfer of such Restricted Notes will be made pursuant to an exemption from the registration requirements of the Securities Act and only in compliance with other applicable laws of the states, territories and possessions of the United States governing the offer and sale of securities; and it agrees that it will, and will require each subsequent holder of such Restricted Note to, notify any purchaser of such Restricted Note from it of the restrictions referred to above.

(3) It understands that such Restricted Notes, unless the Issuer determines otherwise in compliance with applicable law, will bear a legend to the following effect:

THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE OFFER, SALE, PLEDGE OR TRANSFER OF THIS NOTE IS SUBJECT TO CERTAIN CONDITIONS AND RESTRICTIONS, INCLUDING THOSE SET FORTH IN THE AGENCY AGREEMENT DATED JULY 3, 2003 RELATING TO THIS NOTE. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING THIS NOTE, ACKNOWLEDGES THAT THIS NOTE IS A "RESTRICTED SECURITY" THAT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREES FOR THE BENEFIT OF THE BANK AND THE RELEVANT DESIGNATED SUBSIDIARY (IF ANY) THAT THIS NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS OF THE STATES, TERRITORIES AND POSSESSIONS OF THE UNITED STATES GOVERNING THE OFFER AND SALE OF SECURITIES AND ONLY (1) TO THE ISSUER OR AN AFFILIATE OF THE ISSUER (UPON REDEMPTION HEREOF OR OTHERWISE), (2) TO OR THROUGH A DEALER UNDER THE PROGRAM PURSUANT TO WHICH THIS NOTE WAS ISSUED, (3) PURSUANT TO AND IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE OFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A UNDER THE SECURITIES ACT, OR (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH REGULATION S OR RULE 144 (IF AVAILABLE) UNDER THE SECURITIES ACT. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS NOTE.

(4) It acknowledges that the Bank, the Designated Subsidiaries, the Registrar, the Dealers, their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements. If it is acquiring any Restricted Notes for the account of one or more qualified institutional buyers it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account.

(5) It understands that the Restricted Notes will be represented by the DTC Restricted Global Note. Before any interest in such DTC Restricted Global Note may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in a DTC Unrestricted Global Note, it will be required to provide a Transfer Agent with a written

certification (in the form provided in the Agency Agreement) as to compliance with applicable securities laws.

(6) It has been afforded an opportunity to request from the Issuer and to review, and it has received, all additional information considered by it to be necessary to verify the accuracy of the information herein.

Each Accredited Investor that purchases Notes will be required to represent and agree in writing as follows:

(1) Such Accredited Investor understands that the Notes are being issued in a transaction not involving any public offering within the meaning of the Securities Act.

(2) Such Accredited Investor is an institutional "accredited investor" within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act who either (A) has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of investing in the Notes or (B) is represented by a fiduciary or agent with sole investment discretion and having such knowledge and experience.

(3) Such Accredited Investor (or such fiduciary or agent) has received and carefully reviewed such information concerning the Bank and any relevant Designated Subsidiary as it has deemed sufficient to make an informed investment decision with respect to the Notes.

(4) The Notes are being purchased for such Accredited Investor's own account (or for the account of one or more institutional investors for which such Accredited Investor is acting as fiduciary or agent) for investment and not with a view to public distribution.

(5) If such Accredited Investor (or any fiduciary or agent representing such Accredited Investor) finds it necessary to dispose of any Notes prior to maturity, the Notes will be sold only (1) to the Issuer or an affiliate of the Issuer, (2) to or through a Dealer, (3) pursuant to and in accordance with Rule 144A to an investor that such Accredited Investor reasonably believes is a qualified institutional buyer within the meaning of Rule 144A purchasing for its own account or for the account of a qualified institutional buyer who has been informed, in each case, that the offer, resale, pledge or other transfer is being made in reliance on Rule 144A, or (4) pursuant to an exemption from registration in accordance with Regulation S or Rule 144 (if available) under the Securities Act. Such Accredited Investor understands that no representation can be made as to the availability of the exemption provided by Rule 144 for resales of the Notes.

(6) Such Accredited Investor understands that the Notes will bear a legend substantially to the following effect:

THIS DEFINITIVE REGISTERED NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES. THE OFFER, SALE, PLEDGE OR TRANSFER OF THIS DEFINITIVE REGISTERED NOTE IS SUBJECT TO CERTAIN CONDITIONS AND RESTRICTIONS, INCLUDING THOSE SET FORTH IN THE AGENCY AGREEMENT DATED JULY 3, 2003 RELATING TO THIS DEFINITIVE REGISTERED NOTE. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE ACQUIRING THIS DEFINITIVE REGISTERED NOTE, ACKNOWLEDGES THAT THIS DEFINITIVE REGISTERED NOTE IS A "RESTRICTED SECURITY" THAT HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND AGREES FOR THE BENEFIT OF THE BANK AND THE RELEVANT DESIGNATED SUBSIDIARY (IF ANY) THAT THIS DEFINITIVE REGISTERED NOTE MAY BE OFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS OF THE STATES, TERRITORIES AND POSSESSIONS OF THE UNITED STATES GOVERNING THE OFFER AND SALE OF SECURITIES AND ONLY (1) TO THE ISSUER OR AN AFFILIATE OF THE ISSUER (UPON REDEMPTION

HEREOF OR OTHERWISE), (2) TO OR THROUGH A DEALER UNDER THE PROGRAM PURSUANT TO WHICH THIS DEFINITIVE REGISTERED NOTE WAS ISSUED, (3) PURSUANT TO AND IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO AN INSTITUTIONAL INVESTOR THAT THE HOLDER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER WHOM THE HOLDER HAS INFORMED, IN EACH CASE, THAT THE OFFER, RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A UNDER THE SECURITIES ACT, OR (4) PURSUANT TO AN EXEMPTION FROM REGISTRATION IN ACCORDANCE WITH REGULATION S OR RULE 144 (IF AVAILABLE) UNDER THE SECURITIES ACT. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS DEFINITIVE REGISTERED NOTE.

In addition, until 40 days after the later of the commencement of the offering of any Series of Notes and the Closing Date therefor, an offer or sale of Notes within the United States by any dealer that is not participating in the offering of such Series of Notes may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

Each purchaser of Notes outside the United States pursuant to Regulation S and each subsequent purchaser of such Notes in resales prior to the expiration of the distribution compliance period, by accepting delivery of this Program Circular and the Notes, will be deemed to have represented, agreed and acknowledged that:

(1) It is, or at the time Notes are purchased will be, the beneficial owner of such Notes and (a) it is not a U.S. person and it is located outside the United States (within the meaning of Regulation S) and (b) it is not an affiliate of the Bank or its Designated Subsidiaries or a person acting on behalf of such an affiliate.

(2) It understands that such Notes have not been and will not be registered under the Securities Act and that, prior to the expiration of the distribution compliance period, it will not offer, sell, pledge or otherwise transfer such Notes except (a) in accordance with Rule 144A under the Securities Act to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or the account of a QIB or (b) in an offshore transaction in accordance with Rule 903 or Rule 904 of Regulation S, in each case in accordance with any applicable securities laws of any State of the United States.

(3) It understands that such Notes, unless otherwise determined by the Bank and its Designated Subsidiaries in accordance with applicable law, will bear a legend to the following effect:

"THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT."

(4) It understands that the Bank, the Designated Subsidiaries, the Dealers and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements.

(5) It understands that the Notes offered in reliance on Regulation S will be represented by the DTC Unrestricted Global Note. Prior to the expiration of the distribution compliance period, before any interest in the DTC Restricted Global Note may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the DTC Unrestricted Global Note, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Agency Agreement) as to compliance with applicable securities laws.

(6) Delivery of the Notes may be made against payment therefore on or about a date which will occur more than three business days after the date of pricing of the Notes. Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes may initially settle on or about a date which will occur more than three business days after the date of pricing of the Notes to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes on the date of pricing or the next succeeding business day should consult their own advisor.

No person (i) has relied on any Dealer or any person affiliated with any Dealer in connection with its investigation of the accuracy of the information contained in this Program Circular or its investment decision; and (ii) has been authorised to give any information or to make any representation concerning the Issuer or the Restricted Notes other than those contained in this Program Circular and, if given or made, such other information or representation should not be relied upon as having been authorised by the Issuer or any Dealer.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code and regulations thereunder.

This Program Circular has been prepared by each of the Bank and each Designated Subsidiary for use in connection with the offer and sale of the Notes outside the United States to non-U.S. persons and for the private placement of the Notes in the United States and for the listing of the Notes on the Luxembourg Stock Exchange. Each of the Bank, the Designated Subsidiaries and the Dealers reserve the right to reject any offer to purchase, in whole or in part, for any reason, or to sell less than the number of Notes which may be offered. This Program Circular does not constitute an offer to any person in the United States or to any U.S. person other than any "qualified institutional buyer" within the meaning of Rule 144A or institutional "accredited investor" within the meaning of Rule 501 under the Securities Act to whom an offer has been made directly by one of the Dealers or an affiliate of one of the Dealers. Distribution of this Program Circular to any U.S. person or to any person within the United States, other than those persons, if any, retained to advise it with respect thereto, is unauthorised and any disclosure of any of its contents, without prior written consent of each of the Bank and the Designated Subsidiaries is prohibited.

Each purchaser of Notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells Notes or possesses or distributes this Program Circular or any part of it and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and none of the Bank, any Designated Subsidiary or any Dealer shall have any responsibility therefor.

For as long as any Registered Notes are outstanding, each of the Bank and each Designated Subsidiary has agreed that any holder of Registered Notes or prospective purchaser designated by such holder of Registered Notes will have the right to obtain from them during any period in which any of them is neither subject to Section 13 or 15(d) of the Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, upon request, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

Each Dealer has further represented and agreed that it has not offered or sold, and will not offer or sell, any Notes in Brazil, except that it may offer Notes in Brazil in circumstances which do not constitute a public offering under Brazilian laws and regulations.

Each Dealer will represent and agree that:

(a) in relation to any Notes which have a maturity of less than one year, (a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (b) it has not offered or sold and will not offer or sell any Notes

other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the Notes would otherwise constitute a contravention of section 19 of the Financial Services and Markets Act 2000 (the "FSMA") by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received it by it in connection with the issue or sale of any Notes in circumstances in which section 21 (1) of the FSMA does not apply to the Issuer; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

Each Dealer will represent, warrant and agree that it has not offered and will not offer any Notes to persons in any Member State of the European Economic Area, except it may make an offer Notes to the public in any Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of the publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Directive, and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual turnover of more than EUR50,000,000, all as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offer of Notes to the public" in relation to any Notes in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant Member State.

No invitation may be made to the public in the Cayman Islands to subscribe or purchase the Notes, unless at the time of such invitation the Bank is listed on the Cayman Islands Stock Exchange.

No action has been or will be taken in any jurisdiction by the Dealers or any of the Bank or the Designated Subsidiaries that would permit a public offering of any of the Notes, or possession or distribution of the Program Circular, or any part thereof, including any Pricing Supplement, or any other offering or publicity material relating to the Notes, in any country or jurisdiction where action for that purpose is required. Each Dealer has agreed and each further Dealer appointed under the Program will be required to agree that it will comply with all applicable laws and regulations in each jurisdiction in which it acquires, offers, sells, or delivers Notes or has in its possession or distributes the Program Circular, or any part thereof, including any Pricing Supplement or any such other material, in all cases at its own expense. Each Dealer has agreed and each further Dealer appointed under the Program will be required to agree that it will also ensure that no obligations are imposed on the Bank or on any Designated Subsidiary in any such jurisdiction as a result of any of the foregoing actions (except to the extent that such actions are the actions of the Bank or such Designated Subsidiary, as the case may be). Neither the Bank nor any Designated Subsidiary will have any responsibility for, and each Dealer has agreed and each further Dealer appointed under the Program will be required to agree, that it will obtain any consent, approval or permission required by it for the

acquisition, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in or from which it may make any acquisition, offer, sale or delivery.

No Dealer is authorised to make any representation or use any information in connection with the issue, offering and sale of the Notes other than as contained in the Program Circular, including the Pricing Supplement and any other information or document supplied.

Selling restrictions may be modified by the agreement of the Bank, the Designated Subsidiaries and the Dealers following a change in the relevant law, regulation or directive. Any such modification will be set out in the Pricing Supplement issued in respect of each Tranche to which it relates or in a supplement to this Program Circular.

GENERAL INFORMATION

(1) The Bearer Notes and the Registered Notes represented by the DTC Unrestricted Global Note have been accepted for clearance through Clearstream, Luxembourg and Euroclear. The Common Code for each Bearer Series of Notes, together with the relevant ISIN number and the CUSIP and/or CINS numbers for each Tranche of Registered Notes will be contained in the Pricing Supplement relating thereto. In addition, each of the Bank and each Designated Subsidiary will make an application with respect to each Series of Notes sold pursuant to Rule 144A for such Notes to be accepted for trading in book-entry form by DTC. Acceptance by DTC of each Series will be confirmed in the Pricing Supplement relating thereto. Application will also be made to have the Registered Notes accepted for trading in PORTAL.

(2) The Luxembourg Stock Exchange has allocated the number 2274 to the Program for listing purposes.

(3) The establishment of the Program, the execution of all the documents in connection therewith and in connection with the update of the Program and the issue of the Notes thereunder have been authorised by resolution of the Board of Administration, passed on July 30, 1993, resolutions of the Board of Directors passed on June 4, 1993, August 28, 2000 and January 10, 2001, and resolution of the shareholders of the Bank, passed on April 28, 1994, and by resolutions of the Board of Directors and the shareholders of BB-Leasing passed on April 6, 1994 and April 28, 1994, respectively. Each of the Bank and each Designated Subsidiary has obtained all necessary consents, approvals and authorisations in Brazil or the jurisdictions of the Designated Subsidiaries, as the case may be, in connection with the establishment of the Program, the issue and performance of the Notes and the execution and delivery of the Trust Deed and the Agency Agreement, all of which are in full force and effect, except for (i) the registration of the financial terms and conditions and schedule of payments of each Series of Notes under the Programme in the Declaratory Registry of Financial Operations (Registro Declaratório de Operações Financeiras - "**ROF**") through the Information System of the Central Bank (Sistema de Informações do Banco Central - "**SISBACEN**"); (ii) the prior authorisation of the Secretaria do Tesouro Nacional (the National Treasury Secretariat of the Ministry of Finance of Brazil) approving the terms of the issue of each Series of Notes under the Program pursuant to Decree No. 93,872/86, where the issuer is the Bank located in Brazil; (iii) the further authorisations by the Central Bank required to enable the Issuer to remit payments abroad in foreign currency other than scheduled payments of principal, interest, commissions, costs and expenses as contemplated by the ROF; (iv) the further authorisations by the Central Bank required to enable the Issuer to remit payments abroad in foreign currency of principal, interest, commissions, costs and expenses provided for in the ROF earlier than the due date thereof or later than 120 days as of their due date. Reference to the consents, approvals and authorisations obtained in connection with the issue and performance of the Notes is included in the information contained in this Program Circular or in the Pricing Supplement in relation to that issue.

(4) The Bank has been advised that no authorisation, approval or registration with the Central Bank of Brazil or any other Brazilian authority is required for the issue of Notes by the Bank, acting through its Grand Cayman branch, provided that payments under such Notes are to be made directly by the Bank acting through its Grand Cayman branch or from any other non-Brazilian source.

(5) Save as disclosed herein, there has been no material adverse change in the financial or trading position of any of the Bank, BB-Leasing or the Group since March 31, 2007, and no material adverse change in the financial position or prospects of any of the Bank, BB-Leasing or the Group since December 31, 2006.

(6) Except as set out in "Business of Banco do Brasil S.A. — Litigation", none of the Bank nor any of its subsidiaries is involved in any litigation or arbitration proceedings relating to claims or amounts which are material in the context of the issue of the Notes nor so far as it is aware is any such litigation or arbitration pending or threatened.

(7) The Bank is a corporation (*sociedade anônima*) incorporated in Brazil. None of its directors and executive officers are residents of the United States, and all or a substantial portion of its respective assets and such persons are located outside the United States. It may not be possible for investors to effect service

of process within the United States upon any of the Bank, any Designated Subsidiary or such persons or to enforce against any of them in United States courts judgements obtained in the United States courts predicated upon the civil liability provisions of the securities laws of the United States or any state or territory within the United States.

(8) Copies in English of the latest annual report and non-consolidated accounts of each of the Bank and each Designated Subsidiary, the consolidated accounts of the Bank (which are prepared annually at year-end), the latest interim non-consolidated accounts of each of the Bank and each Designated Subsidiary (prepared every quarter), in each case incorporated in and forming part of this Program Circular, may be obtained, and copies of the Trust Deed will be available for inspection, and any Pricing Supplement will be available at the specified offices of each of the Paying Agents and the Transfer Agents during normal business hours, so long as any of the Notes is outstanding. In the event that any Designated Subsidiary publishes consolidated accounts, copies of such consolidated accounts in English will be obtainable at the specified offices of each of the Paying Agents and the Transfer Agents during normal business hours, so long as any of the Notes is outstanding. Copies in English of the Issuer's by-laws will be available for inspection at the office of the Paying Agent in Luxembourg.

(9) If, at any time, the Issuer is neither subject to Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934 nor exempt from reporting pursuant to Rule 12g3-2(b) thereof, it will furnish, upon request, to any person in whose name a Note is registered (a "Noteholder"), any owner of any beneficial interest in a Note (a "Beneficial Owner"), or any prospective purchaser designated by any such Noteholder or Beneficial Owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

FORM OF PRICING SUPPLEMENT

The following is the form of Pricing Supplement which is annexed to the Dealer Agreement and which can be used to give details of any particular Tranche of Notes.

Pricing Supplement dated [ ]

[LOGO]

BANCO DO BRASIL S.A.

(incorporated in the Federative Republic of Brazil with limited liability)

U.S.$1,000,000,000
Global Medium-Term Note Program
Series No: [ ]

[Currency and Amount [Description of Notes] [due]]
issued by
[ ]

Issue price: [ ]

[DEALER NAME(S)]

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. This Pricing Supplement constitutes the final terms for the purpose of the Luxembourg Law dated July 10, 2005 on Prospectuses for Securities. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Program Circular. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Program Circular which at the date hereof comprises:

(1) Part A, containing, inter alia, the Terms and Conditions of the Notes and general information regarding the Program, dated [ ];

(2) Part B, containing the business description of [Banco do Brasil S.A. (the "Bank")/the Issuer], dated [ ];

(3) Part C, containing the Auditor's Report and statements of [the Bank/the Issuer] as at and for the years ended [ ]; and

(4) [Any separate amendments of or supplements (other than other Pricing Supplements) to the Program Circular.]

The issue of the Notes was authorised by [a] resolution[s] of the Board of Administration [and the shareholders]/Board of Directors of the Issuer dated [ ] and [ ] respectively/resolutions of the Boards of Administration [and the shareholders]/Board of Directors of the Bank and [BB-Leasing/[ ]] dated [ ], [ ], [ ] and [ ], respectively.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE "SECURITIES ACT") [AND THE NOTES COMPRISE BEARER NOTES THAT ARE SUBJECT TO U.S. TAX LAW REQUIREMENTS]. SUBJECT TO CERTAIN EXCEPTIONS, THE NOTES MAY NOT BE [OFFERED OR SOLD/OFFERED, SOLD OR DELIVERED] WITHIN THE UNITED STATES [OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT ("REGULATION S"))]. THIS PRICING SUPPLEMENT HAS BEEN PREPARED BY THE ISSUER FOR USE IN CONNECTION WITH THE OFFER AND SALE OF THE NOTES OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN RELIANCE ON REGULATION S [AND WITHIN THE UNITED STATES TO "QUALIFIED INSTITUTIONAL BUYERS" IN RELIANCE ON RULE 144A UNDER THE SECURITIES ACT ("RULE 144A")] [AND TO INSTITUTIONAL "ACCREDITED INVESTOR" IN RELIANCE ON REGULATION D UNDER THE SECURITIES ACT] [AND FOR LISTING OF THE NOTES ON THE LUXEMBOURG STOCK EXCHANGE]. [PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT SELLERS OF THE NOTES MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A]. FOR A DESCRIPTION OF THESE AND CERTAIN FURTHER RESTRICTIONS ON OFFERS AND SALES OF THE NOTES AND DISTRIBUTION OF THIS PRICING SUPPLEMENT AND THE REMAINDER OF THE PROGRAM CIRCULAR, SEE "SUBSCRIPTION AND SALE AND TRANSFER RESTRICTIONS" CONTAINED WITHIN PART A OF THE PROGRAM CIRCULAR.

[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.]

1.	Issuer:	[ ]
2.	[(i)] Series Number:	[ ]
	[(ii) Tranche Number:	[ ]
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).]	
3.	(i) Specified Currency or Currencies (Condition 1(d)):	[ ]
	(ii) Specified Principal Payment Currency if different from Specified Currency (Condition 1(d)):	[ ]
	(iii) Specified Interest Payment Currency if different from Specified Currency (Condition 1(d)):	[ ]
4.	Aggregate Nominal Amount:	
	(i) Series:	[ ]
	(ii) Tranche:	[ ]
5.	[(i)] Issue Price:	[ ]% of the Aggregate Nominal Amount [plus accrued interest from *[insert date] (in the case of fungible issues only, if applicable)]*
	[(ii) Net proceeds:	[ ] *(Required only for listed issues)*]
6.	Specified Denominations (Condition 1(b)):	[ ]
7.	(i) Issue Date (Condition 5(III)):	[ ]
	(ii) Interest Commencement Date:	[ ]

8. Maturity Date or Redemption Month (Condition 6(a)):	*[specify date or (for Floating Rate Notes) Specified Interest Payment Date falling on or nearest to the Redemption Month]*
9. Interest Basis (Condition 5):	[Fixed Rate (Condition 5(I))] [Floating Rate (Condition 5(II))] [Zero Coupon (Condition 5(IV))] [Index Linked Interest] [Other (*specify*)] (further particulars specified below)
10. Redemption/Payment Basis (Condition 6(a)):	[Redemption at par] [Index Linked Redemption (*specify*)] [Dual Currency (*specify*)] [Partly Paid (*specify*)] [Instalment (*specify*)] [Other (*specify*)]
11. Change of Interest or Redemption/Payment Basis:	[*Specify details of any provision for convertibility of Notes into another interest or redemption/payment basis*]
12. Put/Call Options (Condition 6(e) and (f)):	[Noteholder Put] [Issuer Call] [(further particulars specified below)]
13. Status of the Notes (Condition 3):	[Senior] [*Specify status if different from Condition 3*]
14. Listing:	
(i) Listing:	[Luxembourg/Other (*specify*)/None]
(ii) Admission to trading:	[Application has been made for the Notes to be admitted to trading on the [Euro MTF Market/Other (specify)] with effect from [ ].] [Not Applicable.]
(iii) Estimate of total expenses related to admission to trading:	[ ]
15. Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

Fixed Rate Note Provisions (Condition 5(I)):	[Applicable/N/A] (*If N/A, delete the remaining sub-paragraphs of this paragraph*)
(i) Rate(s) of Interest:	[ ]% per annum [payable [annually/semi-annually/quarterly/monthly] in arrear]
(ii) Interest Payment Date(s):	[ ] in each year [adjusted in accordance with [*specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"*]/not adjusted]
(iii) Fixed Coupon Amount(s):	[ ] per lowest Specified Denomination
(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts*]

(v) Day Count Fraction (Condition 5(III))	[ ] *(Day count fraction should be Actual/Actual - ISMA for all fixed rate issues other than those denominated in U.S. Dollars, unless otherwise requested)*
(vi) Determination Date(s) (Condition 5(III)):	[ ] in each year *(insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon. - only to be completed for any issue where day count fraction is Actual/Actual - ISMA)*
(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	[N/A/*give details*]
Floating Rate Note Provisions (Condition 5(II)):	[Applicable/N/A] *(If N/A, delete the remaining sub-paragraphs of this paragraph.)*
(i) Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii) Business Day Convention (Condition 5(III)):	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/Other (*give details*)]
(iii) Additional Business Centre(s) (Condition 5(III)):	[ ]
(iv) Manner in which the Rate(s) of Interest is/are to be determined:	[Screen Rate Determination/ISDA Determination/other (*give details*)]
(v) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	[ ]
(vi) Screen Rate Determination (Condition 5(II)(b)(iv):	[Applicable/N/A]
• Interest Determination Date(s) (Condition 5(III):	[ ]
• Primary Source for Floating Rate:	[*Specify relevant screen page or* "Reference Banks"]
• Reference Banks (if Primary Source is "Reference Banks"):	[*Specify four*]
• Relevant Banking Centre:	[*Specify*]
• Benchmark and Reference Rate(s):	[*LIBOR, LIBID, LIMEAN, EURIBOR or other benchmark and whether bid, offer or mean*]
(vii) ISDA Determination (Condition 5(II)(b)(iv)):	[Applicable/N/A]
• Floating Rate Option:	[ ]
• Designated Maturity:	[ ]

• Reset Date:	[ ]
• ISDA Definitions (if different from those set out in the Conditions):	[ ]
(viii) Margin(s):	[+/-] [ ]% per annum
(ix) Minimum Rate of Interest:	[ ]% per annum
(x) Maximum Rate of Interest:	[ ]% per annum
(xi) Day Count Fraction (Condition 5(III)):	[ ]
(xii) Rate Multiplier:	[ ]
(xiii) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions (Condition 5(II)(b)):	[ ]
(xiv) Relevant Financial Centre:	[ ]
Zero Coupon Note Provisions (Conditions 5(IV) and 6(d))	[Applicable/N/A] (*If* N/A, *delete the remaining sub-paragraphs of this paragraph*)
(i) Amortisation Yield:	[ ] % per annum
(ii) Reference Price:	[ ]
(iii) Basis:	[Straightline/Compounded at [*specify*] interval]
(iv) Day Count Fraction (Condition 5(III)):	[ ]
(v) Any other formula/basis of determining amount payable:	[ ]
Index Linked Interest Note Provisions:	[Applicable/N/A] (*If N/A, delete the remaining sub-paragraphs of this paragraph -* ***if applicable, complete terms MUST be set out in this Pricing Supplement***)
(i) Index/Formula:	[*Give or annex details*]
(ii) Calculation Agent responsible for calculating the interest due:	[ ]
(iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
(iv) Specified Period(s)/Specified Interest Payment Dates:	[ ]

(v) Business Day Convention:	[Floating Rate Business Day Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/other (*give details*)]
(vi) Additional Business Centre(s) (Condition 5(III)):	[ ]
(vii) Minimum Rate of Interest:	[ ]% per annum
(viii) Maximum Rate of Interest:	[ ]% per annum
(ix) Day Count Fraction (Condition 5(III)):	[ ]
Dual Currency Note Provisions:	[Applicable/N/A] (*If N/A, delete the remaining sub-paragraphs of this paragraph -* ***if applicable, complete terms MUST be set out in this Pricing Supplement****)*
(i) Rate of Exchange/Method of calculating Rate of Exchange:	[*Give details*]
(ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due:	[ ]
(iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
(iv) Person at whose option Specified Currency(ies) is/are payable:	[ ]
(v) Day Count Fraction (Condition 5(III)):	[ ]

PROVISIONS RELATING TO REDEMPTION

Call Option (Condition 6(e)):	[Applicable/N/A] (*If N/A, delete the remaining sub-paragraphs of this paragraph*)
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amounts(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
(iii) If redeemable in part:	
(a) Minimum nominal amount to be redeemed:	[ ]
(b) Maximum nominal amount to be redeemed:	[ ]

(iv) Notice period[1]:	[ ]
Put Option (Condition 6(f)):	[Applicable/N/A] *(If N/A, delete the remaining sub-paragraphs of this paragraph)*
(i) Optional Redemption Date(s):	[ ]
(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	[ ] per Note of [ ] Specified Denomination
(iii) Description of any other Noteholders' option:	[ ]
(iv) Deposit period[2]:	[ ]
(v) Notice period (in respect of deposit period):	[ ]
Final Redemption Amount:	[[ ] per Note of [ ] Specified Denomination/Other/See Appendix]
(i) Alternative Payment Mechanism (Condition 7(a) and (b)):	[ ]
(ii) Long Maturity Note (Condition 7(e)):	[Applicable/N/A]
Early Redemption Amount:	
(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or on an Event of Default (Condition 9) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	[ ]
(ii) Original Withholding Level (Condition 6(c)):	[ ]
(iii) Unmatured Coupons to become void (Condition 7(e)):	[Yes/No/N/A]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

Form of Notes:	[Bearer Notes/Registered Notes] *[delete as appropriate]*

[1] *If setting notice periods which are different to those provided in the terms and conditions, issuers are advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the issuer and the trustee.*

[2] *If setting notice periods which are different to those provided in the terms and conditions, issuers are advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the issuer and the trustee.*

	Bearer Notes
(i) Temporary or Permanent Global Note:	[Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for definitive Bearer Notes in the limited circumstances specified in the Permanent Global Note] [Permanent Global Note exchangeable for definitive Bearer Notes in the limited circumstances specified in the Permanent Global Note]
(ii) Exchange Date in respect of Temporary Global Note:	[N/A/*specify date*]
(iii) Applicable TEFRA exemption:	[C Rules/D Rules/ N/A]
	Registered Notes
(iv) DTC Global Notes or individual Definitive Registered Notes:	[DTC Restricted Global Note and/or DTC Unrestricted Global Note available on Issue Date] [Individual Definitive Registered Notes available on Issue Date]
Additional Financial Centre(s) (Condition 7(a)(iii)) or other special provisions relating to payment dates:	[N/A /*Give details. Note that this item relates to the date and place of payment, and not interest period end dates, to which item 16(ii), 17(iii) and 19(vi) relates*]
Talons for future Coupons to be attached to definitive Bearer Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[N/A /*give details*] ***(If applicable, complete terms MUST be set out in this Pricing Supplement)***
Details relating to Instalment Notes:	[N/A /*give details*] ***(If applicable, complete terms MUST be set out in this Pricing Supplement)***
Redenomination, renominalisation and reconventioning provisions:	[N/A /The provisions annexed to this Pricing Supplement apply]
Consolidation provisions:	[N/A /The provisions annexed to this Pricing Supplement apply]
Other terms or special conditions:	[N/A /*give details*]

DISTRIBUTION

(i) If syndicated, names of Managers:	[N/A /*give names*]
(ii) Stabilising Manager (if any):	[N/A /*give name*]
(iii) Commissions and Concessions:	[ ]
If non-syndicated, name of Dealer:	[N/A /*give name*]

Additional selling restrictions:	[N/A /*give details*]

OPERATIONAL INFORMATION

(i) ISIN:	[ ]
(ii) CUSIP:	[ ]
(iii) CINS:	[ ]
(iv) Other:	[ ]
Common Code:	[ ]
Any clearing system(s) other than Euroclear, Clearstream, Luxembourg and DTC and the relevant identification number(s):	[N/A/*give name(s) and number(s)*]
Delivery:	Delivery [against/free of] payment
Additional Agent(s) (if any):	[ ]

[LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the listing of the Notes under the U.S.$1,000,000,000 Global Medium-Term Note Programme of Banco do Brasil S.A.]

[STABILISING

In connection with the issue of any Tranche of Notes, the Dealer or Dealer (if any) named as the Stabilising Manager(s) (or persons acting on behalf of any Stabilising Mananger(s)) in the applicable Pricing Supplement may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. Any stabilisation action or over-allotment must be conducted by the relevant Stabilising Manager(s) (or person(s) acting on behalf of any stabilising Manager(s)) in accordance with all applicable laws and rules.

MATERIAL ADVERSE CHANGE STATEMENT

There has been no significant change in the financial or trading position of the Issuer and its subsidiaries (taken as a whole) since [*insert date of last audited accounts or interim accounts (if later)*] and no material adverse change in the financial position or prospects of the Issuer and its subsidiaries (taken as a whole) since [*insert date of last published annual accounts*]).]

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement which, when read together with the Program Circular referred to above, contains all information that is material in the context of the issue of the Notes.

Signed on behalf of Banco do Brasil S.A.

By: ________________

Duly authorised signatory

PROGRAM CIRCULAR
PART B


BANCO DO BRASIL

(incorporated in the Federative Republic of Brazil with limited liability)

Banco do Brasil S.A.
Global Medium-Term Note Program

Business Description of
Banco do Brasil S.A.

The date of this Program Circular is as of July 13, 2007.

TABLE OF CONTENTS

DEFINITIONS

The following defined terms are used throughout this Program Circular:

ACC	Adiantamentos sobre Contrato de Câmbio (advances on foreign exchange contracts)
ACE	Adiantamentos sobre Cambiais Entregues (advances on export contracts)
Accounting Practices Adopted in Brazil	See "Part C – Accounting Practices"
Aliança do Brasil	Companhia de Seguros Aliança do Brasil, an insurance company in which the Bank has an equity stake;
ANBID	Associação Nacional de Bancos de Investimentos (National Association of Investment Banks);
ANDIMA	Associação Nacional de Instituições do Mercado Aberto (National Association of Open Market Institutions);
BAMB	Brasilian American Merchant Bank, a subsidiary of the Bank;
Banco Popular do Brasil	Banco Popular do Brasil S.A., a subsidiary of the Bank;
BB Cartões	BB Administradora de Cartões de Crédito S.A., a subsidiary of the Bank;
BB Corretora	BB Corretora de Seguros e Administradora de Bens S.A., a subsidiary of the Bank;
BB-CPR	Cédula de Produto Rural, a rural sector funding program established by the Bank;
BB DTVM	BB Administração de Ativos – Distribuidora de Títulos e Valores Mobiliários S.A., a subsidiary of the Bank;
BB Financeira	BB Financeira S.A. Crédito, Financiamento e Investimento, a subsidiary of the Bank;
BB Investimentos	BB Banco de Investimento S.A., a subsidiary of the Bank;
BBL	BB Leasing Company Ltd., a subsidiary of the Bank;
BB Leasing	BB Leasing S.A. Arrendamento Mercantil, a subsidiary of the Bank;
BB Securities	BB Securities Limited, a subsidiary of the Bank;
BB Turismo	BBTurismo Viagens e Turismo Ltda., a subsidiary of the Bank;
BESC	Banco do Estado de Santa Catarina S.A.
BNDES	Banco Nacional de Desenvolvimento Econômico e Social, a Federal Government development bank;
BNDESpar	BNDES Participações S.A., BNDESpar, a wholly owned subsidiary of BNDES, responsible for BNDES' equity investments in Brazil;
Brasilcap	Brasilcap Capitalização S.A., a company in which the Bank has an equity stake;
Brasilprev	Brasilprev Previdência Privada S.A., a private pension fund in which the Bank has an equity stake;
Brasilsaúde	Companhia de Seguros Brasilsaúde, an insurance company in which the Bank [illegible]

	has an equity stake;
Brasilseg	Brasilseg Seguradora do Brasil S.A., an insurance company in which the Bank has an equity stake;
Brasilveículos	Brasilveículos Companhia de Seguros, an insurance company in which the Bank has an equity stake;
CASSI	Caixa de Assistência dos Funcionários do Banco do Brasil, the health care fund for the Bank's employees;
CDB	Certificado de Depósito Bancário, a certificate of deposit sold to individual or non-financial institution customers of banks;
CDI	Certificado de Depósito Interbancário, an inter-bank certificate of deposit;
Central Bank	Banco Central do Brasil, Brazil's Central Bank;
CMN	Conselho Monetário Nacional (National Monetary Council), which comprises the Ministers of Finance and Planning and the President of the Central Bank;
COFINS	Contribuição para Financiamento da Seguridade Social, a tax on global revenues;
CONTEC	Confederação Nacional dos Trabalhadores em Empresas de Crédito (National Confederation of the Employees of Credit Companies);
CPMF	Contribuição Provisória sobre Movimentação Financeira, a temporary fiscal assessment imposed by the Federal Government on certain financial transactions;
CPRs	Cédulas de Produto Rural, a type of rural product notes;
CSLL	Contribuição Social Sobre o Lucro Líquido (Social Contribution on Net Income tax)
CVM	Comissão de Valores Mobiliários (the Brazilian Securities Commission);
FAT	Fundo de Amparo ao Trabalhador (the Federal Government's Workers' Assistance Fund);
FCO	Fundo Constitucional de Desenvolvimento do Centro-Oeste (the Federal Government's Fund for the Development of the Central-Western Region of Brazil);
FINAME	Agência Especial de Financiamento Industrial, a subsidiary of BNDES, which specializes in equipment financing;
FUNCAFÉ	Fundo de Desenvolvimento da Economia Cafeeira (Banco do Brasil's Coffee Business Development Fund)
IBGE	Instituto Brasileiro de Geografia e Estatística (Brazilian Institute of Geography and Statistics)
IBRACOM	Instituto dos Auditores Independentes do Brasil (Brazilian Independent Auditors' Institute)
IGP–DI	Índice Geral de Preços ao Consumidor – Disponibilidade Interna, a consumer price index;
IGP–M	Índice Geral de Preços de Mercado, a consumer price index calculated by the Getúlio Vargas Foundation – FGV;
INPC	Instituto Nacional de Proteção ao Consumidor (National Institute for Consumer Protection)

	Consumers' Protection)
INSS	Instituto Nacional da Seguridade Social (Brazilian social security system), a Federal Government agency responsible for the collection of pension contributions and the making of pension payments;
IOF	Imposto Sobre Operações Financeiras, a tax applied to certain inflows of debt capital into Brazil;
IPCA	Índice de Preços ao Consumidor, a consumer price index;
IPTU	Imposto sobre Propriedade Territorial e Urbana (Municipal Real Estate Tax)
IRPJ	Imposto de Renda de Pessoas Jurídicas (Income Tax for Legal Entities)
ISSQN	Imposto Sobre Serviços de Qualquer Natureza, a tax on services
ITR	Imposto Territorial Rural (Rural Land Tax)
LFTs	Letras Financeiras do Tesouro, securities issued by the Federal Government;
LTNs	Letras do Tesouro Nacional (National Treasury Bonds), securities issued by the Federal Government;
NTN	Notas do Tesouro Nacional (National Treasury Notes), securities issued by the Federal Government;
PASEP	Programa de Formação do Patrimônio do Servidor Público
PIS	Programa de Integração Social, the Social Integration Program funded by public contributions, including those calculated on revenues earned by companies and financial institutions;
PREVI	Caixa de Previdência dos Funcionários do Banco do Brasil, a private pension fund defrayed by employers and employees;
PROEX	Programa de Financiamento às Exportações, the federal export finance program;
PROGER-Urbano	Programa de Geração de Emprego e Renda Urbana (Urban Federal Employment and Income Generation Program);
PRONAF	Programa Nacional de Fortalecimento da Agricultura Familiar (National Program to Strengthen Family Agriculture);
SEBRAE	Serviço Brasileiro de Apoio às Micro e Pequenas Empresas (Brazilian Service for the Support of Small-Sized Companies);
SEC	United States Securities and Exchange Comission
SELIC	Sistema Especial de Liqüidação e Custódia, the public sector securities market clearing system;
SIVAM	Sistema de Vigilância da Amazônia (System for the Surveillance of the Amazon);
SPC	Secretaria de Previdência Complementar (Secretariat of Complimentary Retirement Benefits)
SUSEP	Superintendência de Seguros Privados (Superintendency of Private Insurances)
TJLP	Taxa de Juros de Longo Prazo (Long Term Interest Rate), the interest rate applicable to long-term financings; and

TR	Taxa Referencial, a widely used index for financial contracts in Brazil determined periodically by the Central Bank in consultation with 30 financial institutions, including the Bank.

BANCO DO BRASIL S.A.

General

Banco do Brasil was the first Brazilian company listed on a Brazilian stock exchange and is presently the largest bank in Latin America, according to *Economática*. It has a significant presence throughout the whole of Brazil, as well as in key global economic and financial centers. Banco do Brasil currently has more than 24.4 million customers, approximately 10.4 million of which have their salaries paid to them directly through accounts held with the Bank. Of these approximately 10.4 million customers, 4.5 million are public servants and 5.9 million are employees of private or mixed-capital companies.

Banco do Brasil's clients are served by a network of approximately 15,113 points of service, including 3,969 branches located in 3,138 Brazilian towns and cities. In addition, Banco do Brasil has more than 39,661 self-service terminals which, coupled with services such as call centers and mobile banking, enable clients to carry out approximately 89% of all transactions outside of the traditional branch environment. Banco do Brasil operates outside of Brazil in 20 countries, and its international network (the largest outside of Brazil among Brazilian banks) has 39 points of service, with 16 branches, including locations in the United States, Argentina, England and Japan.

In addition to market leadership in terms of number of clients and points of service, management believes that at December 31, 2006, Banco do Brasil was also the leading Brazilian bank in terms of:

- total assets with R$296.4 billion;
- total deposits with R$158.8 billion, of which R$23.6 billion were judicial deposits, representing a 22.1% market share;
- a credit portfolio totaling R$133.2 billion, of which lending and leasing operations together represented a 16.5% market share;
- third party assets under management (through BB DTVM) totaling more than R$182.7 billion, representing a 19.07% market share;
- export foreign exchange transactions representing a market share of 28.0% and advances on foreign exchange contracts ("*Adiantamentos sobre Contrato de Câmbio*" or "ACC") and advances in export contracts ("*Adiantamentos sobre Cambiais Entregues*" or "ACE") representing a market share of 31.5%; and
- total number of customers, approximately 8 million, with access to products and services through the internet and mobile banking.

As a multiple-service bank, Banco do Brasil offers a full range of financial products and services, as well as non-financial products and services, including personal and corporate credit transactions, financing and solutions for the Brazilian agribusiness sector, credit and debit cards, insurance and private pension plans, capitalization, consortia, international banking services such as foreign exchange and foreign trade financing, treasury transactions, financial and capital markets transactions and third party asset management. Banco do Brasil has been recognized for excellence in the area of third party asset management by Moody's, which classified the Bank as MQ1 in March, 2006.

In addition to its own operations as a multiple-service bank, Banco do Brasil has fifteen subsidiaries which offer additional products and services. Through BB Investimentos, Banco do Brasil also holds equity participations in companies involved in insurance, pension plans and capitalization (which is a form of savings account entitling holders to participate in periodic drawings for cash prizes). Banco do Brasil also sponsors benefit plans for its employees, one for supplementary pension benefits, PREVI, and another for medical care, CASSI. Banco do Brasil also sponsors *Fundação Banco do Brasil*, a foundation which contributes to development projects in communities throughout Brazil.

The following table sets forth certain key consolidated information about the Bank:

	Years ended December 31,		
	2006	2005	2004
	(in billions of *reais*, except as otherwise indicated)		
Total Assets	296.4	253.0	239.0
Credit Portfolio[1]	122.3	92.3	79.9
Deposits	158.8	137.7	115.5
Stockholders' Equity	20.8	16.8	14.1
Net Income	6.0	4.2	3.0
Return on Equity (ROE)[2] - %	32.1	26.8	23.0
Number of Clients (in thousands)	24,374	22,907	21,089
Number of Branches (actual numbers)	3,969	3,894	3,722
Assets Under Management Market Share - %[3]	19.1	15.1	16.5
Credit Portfolio Market Share - %[3]	16.5	16.2	16.9
Deposits Market Share - %[3]	20.3	20.2	20.2

Notes:—

(1) Credit and leasing transactions. It does not include loans operations classified as "Other Receivables" with loan characteristics. Including these transactions, the total credit portfolio would be R$133.2 billion (in 2006), R$101.8 billion (in 2005) and R$88.6 billion (in 2004).

(2) Return on Equity (ROE) is calculated as net income earned during the accounting period divided by total equity as at the end of each period.

(3) Market share on December 31, 2006, based on preliminary information from the Central Bank.

At December 31, 2006, Banco do Brasil had approximately 82.6 thousand employees and 9.9 thousand trainees. The Bank has a training program for all employees, and in 2006 the total amount spent by the Bank for training was approximately R$61.1 million. Banco do Brasil also has a modern and extensive technological infrastructure, and its budget in 2006 for investment in technology and infrastructure was approximately R$442.0 million (R$806.4 million as of December 31, 2005). Banco do Brasil has integrated its training and IT development programs in order to maximize its competitiveness.

Since 2002, Banco do Brasil has adopted a policy of continuous evaluation and improvement of its corporate governance practices. On May 31, 2006 the Bank signed the *Novo Mercado* Agreement with BOVESPA. Management believes that the Bank's corporate governance practices, together with its experienced management team, have contributed to the Bank's focused efforts on business expansion and closely controlled administrative costs. This has resulted in the Bank's increased profitability and operating efficiency in recent years. In the last three years, the Bank has consistently achieved average annualized rates of return on equity above 20%, with rates of 26.8% and 32.1% at December 31, 2005 and December 31, 2006, respectively. The Bank's efficiency index, being administrative expenses as a percentage of operational revenues, has continually improved in recent years, reaching 48.1% at December 31, 2005 and 47.5% at December 31, 2006, which is comparable to efficiency levels achieved by leading Brazilian private banks.

For 16 consecutive years Banco do Brasil has been rated as "Top of Mind" in the Brazilian banking industry, according to annual surveys conducted by the *Instituto Data Folha*.

Competitive Strengths

Banco do Brasil believes that its main competitive strengths include the following:

- ***Largest banking franchise in Brazil.*** Banco do Brasil is the largest financial institution in Brazil and Latin America, according to *Economática*. It is active in all segments of the Brazilian economy. The Bank maintains a strong brand image and a solid and diversified client base of approximately 24.4 million clients, of which 23.0 million are individuals. These key factors reinforce the Bank's leadership in the Brazilian retail banking market and provide it with a strong platform to drive future growth.

  As of December 31, 2006, the Bank was the largest Brazilian bank in terms of total assets (R$296.4 billion) and credit portfolio (R$133.2 billion), as well as the leading manager of funds and portfolios for individuals, governments, companies and institutional investors, with more than R$182.7 billion under management. As of December 31, 2006, the Bank's total deposits were R$158.8 billion, the highest among Brazilian banks. Banco do Brasil's nationwide presence, together with its well-established business relationships with government-owned entities and its broad client base, provides the Bank with a broad deposit base with relatively low funding costs. Of the Bank's total deposits on December 31, 2006, approximately R$119.4 billion came from relatively low-cost sources of funding, such as demand, savings and judicial deposits, as well as funds and government programs.

The table below shows the evolution of the Bank's deposit funding:

	December 31, 2006	December 31, 2005	December 31, 2004	(%) Share 2006
	(in millions of *reais*)			
Total Deposits	158,841	137,658	115,532	100.0
Low-cost Deposits	119,395	100,275	85,557	75.2
Demand Deposits	40,059	35,802	28,991	25.2
Savings Deposits	36,714	32,844	31,069	23.1
In-court Deposits	23,610	19,177	16,176	14.9
Funds and Programs	18,723	12,318	9,283	11.8
Deposits for Investments	289	134	0	—
Term Deposits	34,567	32,001	24,206	21.8
Interbank Deposits	4,878	5,383	5,768	3.1

- ***Strategic relationship with the Federal, state and city governments.*** Banco do Brasil has a long-standing strategic relationship with the Brazilian Public Sector. In fact, the Federal Government is its majority shareholder. The Bank's close ties to all entities of the Executive, Legislative and Judiciary Powers of Brazilian Federal, State and Municipal spheres has enabled it to develop products and services specifically tailored to meet their needs. With respect to the Federal Government, the Bank's operations include effecting payments, and collecting funds for the account of the National Treasury, as well as providing assistance to all Federal Government ministry offices. Banco do Brasil also provides support for the Federal Government's cash management operations. On the state level, the Bank acts as an official financial agent in eight states in Brazil. In this role, the Bank serves as the principal agent for payments to civil servants and suppliers, centralizes the distribution and collection of taxes. On the municipal level, through its branch network, Banco do Brasil operates as financial agent in a number of state capitals and other cities throughout Brazil.

- ***Growth potential of the Bank's credit portfolio.*** Management believes that Banco do Brasil is well positioned to further expand its credit portfolio and maintain its leading position in lending

transactions throughout Brazil. Management views this potential for growth as a means to continue to increase the Bank's profitability.

Banco do Brasil has a large capital base and broad funding base, which provides it with favorable conditions for expanding its credit portfolio. As illustrated in the table below, management believes that the Bank's present level of funding would allow for growth of approximately 16.4% in its credit portfolio.

	December 31,		
	2006	2005	2004
	(in millions of *reais*, except percentages)		
Sources of Funding[1]	142,336	124,352	102,252
Credit Portfolio[2]	122,263	92,325	79,982
Difference[(1) – (2)]	20,073	32,027	22,270
Expansion Potential[3] - %	16.4	34.7	27.8
Leveraging Margin[4]	101,698	80,029	50,344

Notes:—

(1) Total deposits plus domestic onlending, excluding compulsory deposits.

(2) Credit and leasing transactions.

(3) Percentage ratio of the difference between Source of Funding and Credit Portfolio over Credit portfolio.

(4) The referential equity surplus (which is the difference between the Bank's referential equity (Tier 1 and Tier 2 capital) and stockholders' equity as calculated pursuant to the Basel Accord) divided by the minimum required percentage of risk-based capital (11%), as prescribed by the Central Bank for Basel Accord purposes.

- ***Strong presence in foreign trade finance through its leading overseas network.*** Banco do Brasil is the leading Brazilian bank in terms of foreign trade finance. The Bank offers products such as ACC and ACE transactions, the volume of which together totaled approximately U.S.$12.1 billion in 2006 and represented a 31.7% market share (compared to approximately U.S.$11.9 billion in 2005 and approximately U.S.$9.0 billion in 2004, showing compound annual growth of 10.4% from 2004 to 2006). Banco do Brasil led the Brazilian market at December 31, 2006 in both export and import foreign exchange market transactions, with market shares of 26.5% and 23.8%, respectively.

  Banco do Brasil has more branches outside Brazil than any other Brazilian bank, which contributed to its market leadership in foreign trade finance. The Bank has a presence in 20 countries and 39 points of service, consisting of 16 branches, ten sub-branches and eight representative offices/business units, as well as five subsidiaries. The Bank's operations outside Brazil are primarily focused on the Bank's own funding operations and on supporting its Brazilian clients in their foreign trade transactions and with their expansion into new markets.

  In addition, Banco do Brasil provides services to Brazilians who reside overseas. For example, in Portugal and Japan, Banco do Brasil's operations are targeted primarily at the retail segment and at the significant Brazilian communities in those countries, through which the Bank seeks to expand its overall client base. In Miami and Paris, the Bank focuses in large part on private banking by offering investment options specifically tailored to particular clients' profiles and needs.

- ***Excellence in third party asset management.*** BB DTVM was recognized for excellence in the area of third party asset management by Moody's, which classified the Bank as MQ1 in March, 2006. With more then R$182.7 billion in third party assets under management and a 19,07% Brazilian market share as of December 31, 2006, BB DTVM was the largest third party asset manager in Brazil.

- ***Highly dedicated and experienced management.*** Banco do Brasil believes that the dedication and experience of its management team and banking professionals is a key factor in the Bank's success. Banco do Brasil seeks to attract and retain professionals who are highly experienced and committed to achieving the Bank's corporate strategy. Each of the Bank's current senior executives has extensive experience in the financial and banking sectors, and has an average of 28 years of experience with the Bank. Executives and managers are selected through the use of strict technical criteria, and have broad experience at a number of executive levels within the Bank's corporate group.

- ***State-of-the-art technology.*** Banco do Brasil's investments in technology throughout the last decade have helped it to establish a position of prominence in banking technology in both the domestic and international markets. The Bank has set benchmarks in technological banking solutions and innovations, and has received special recognition in Brazil and abroad, such as the awards "e-finance 2006" and Quality Standard in B2B ("*Padrão de Qualidade em B2B*"), which were awarded by e-finance magazine. The Bank maintains its leadership in this area through continual investments in technology, which in the last two years alone surpassed an aggregate of R$1.25 billion.

  The Bank's technological investments and development have been fundamental to the growth of its business and operations. For example, the implementation of automated systems throughout the Bank's branch network has provided its clients with user-friendly and fast credit approval processes, which can be effected through ATM machines. The Bank's credit scoring system, which is based on continually updated client information, provides clients with pre-approved credit limits for direct consumer credit ("*Crédito Direto ao Consumidor*" or "CDC"), credit card and overdraft transactions.

  Furthermore, in 2006 Banco do Brasil developed a new overall design for its entire IT infrastructure, called the BB New Technology Architecture Model ("*Novo Modelo de Arquitetura Tecnológica do BB*"). This model will serve as an integrated plan for the construction and implementation of all IT solutions throughout the Bank.

- ***High standards of corporate governance.*** On May 31, 2006 the Bank signed an agreement with BOVESPA to list the Bank's shares on the Novo Mercado (the "Novo Mercado Agreement"). The Novo Mercado is a listing segment for the negociation of shares issued by companies which volunteer to adopt additional corporate government practices beyond those required by applicable legislation. Banco do Brasil has implemented the corporate governance standards of the *Novo Mercado* in order to maximize the efficiency of management and protect the interests of all of its shareholders. Banco do Brasil's general business guidelines are the responsibility of the Bank's Board of Directors, which is comprised of seven members, three of whom are designated by minority shareholders. None of the members of the Board of Directors have significant holdings in the Bank's capital stock. Only the Vice-Chairman of the Board of Directors holds an executive office, as President of the Executive Board. All decisions concerning corporate strategies, general business plans, the Bank's mission and the overall budget require the approval of at least five Board of Directors members.

  Each of the shares of the Bank provides its holder with the following rights: (i) the right to a proportionate share of a half-yearly dividend payment of 25% of net income for the prior year, adjusted for certain inclusions and exclusions as permitted by Brazilian law being admitted the payment in lower periods; (ii) the right to vote at shareholders' meetings, except in certain limited circumstances; (iii) tag-along rights; (iv) all other shareholder rights as provided under the Bank's by-laws, the rules of the *Novo Mercado* and Brazilian law.

  Furthermore, the Bank's by-laws include the principal requirements of the *Novo Mercado*, such as the requirement to have independent members of the Board of Directors, fixed two-year terms for Board of Directors members, submission to a binding arbitration under the BOVESPA Arbitration Chamber ("*Câmara de Arbitragem da Bovespa*"), and the preparation of financial statements in accordance with acceptable accounting standards.

Principal Strategies

Banco do Brasil's principal strategies are to:

- ***Maintain market leadership in market segments in which it is currently a leader and grow in new strategic segments.*** In order to take advantage of its capital base and its broad base of funding, Banco do Brasil intends to increase its credit transactions as a percentage of its total assets and maintain its leadership position in the lending market. This strategy reflects the recent growth of the Brazilian economy, and the resulting increase in levels of employment and individual income. In order to do this, Banco do Brasil plans to focus on credit transactions with individuals, which has historically been a profitable segment and is expected to give rise to greater returns for its shareholders. In particular, the Bank intends to offer credit to individuals who are not current accountholders at the Bank, particularly through payroll credit, in order to finance purchases of vehicles and consumer goods. Furthermore, Banco do Brasil intends to increase the volume of direct consumer credit (CDC), its main product designed for individual clients, by continuing to develop products tailored to its existing client base's needs and strengthening its market communication strategy. In addition, Banco do Brasil is developing products and establishing partnerships to increase its involvement in automobile financing and other channels of consumer credit. The Bank also intends to develop customized business conditions for individuals, who will be able to enter into credit transactions with rate of interests, fees and terms according to their personal characteristics.

  For corporate accounts, Banco do Brasil intends to expand its credit operations in various client segments, such as for "micro" and small companies, as well as medium and large corporates.

  Banco do Brasil also intends to increase the volume of its payroll credit transactions ("*BB Crédito Consignação*") by offering this service to employees of certain entities, regardless of whether they are existing clients of the Bank. The focus will be on private sector companies and those state governments for which Banco do Brasil does not currently process employee payrolls.

  In the medium to long-term, Banco do Brasil also plans to start operating in the real estate finance market. The Bank believes that, once available, these transactions will round out its portfolio of credit products designed for individual clients. This strategy is part of the Bank's larger focus on maintaining client loyalty, as well as expanding its client base, through continually expanding the range of available products and services, helping the Bank maintain its leadership position in the retail banking market. Recently, the Bank experienced an increase in the risk related to its rural credit portfolio. See "Business of Banco do Brasil S.A. — Rural Lending — Rural Credit Risk".

  Banco do Brasil also intends to develop new lines of business in the retail sector (the so-called "Arena 2" project) with mortgage loans, car loans, credit cards, consortium and other new opportunities in the retail banking market.

- ***Increase the Bank's client base and market share, and control costs.*** Banco do Brasil intends to continue to focus on expanding its client base. The Bank plans several initiatives in order to achieve this goal, including entering into service agreements with government agencies and private companies (particularly medium-sized retailers) and extending credit facilities to individuals without requiring that they be accountholders. Management also intends to conduct marketing campaigns in key sectors of the Brazilian economy and implement automated credit approval processes which will allow decisions in respect of consumer credit loans to be made in less than one hour. Management views an increased client base as fundamental in order to expand the Bank's sources of revenues. Simultaneously with these targeted efforts to increase the Bank's number of clients, Banco do Brasil plans to continue the process of segmenting its clients based on market and other factors, establishing growth targets for products within each segment, reducing client attrition, and raising the level of client satisfaction.

  The Bank also intends to increase its market share through new initiatives, such as recent joint venture transactions with private banks and major regional retail companies, as well as expanding its vehicle financing activities. Through these and other similar business opportunities, the

management of the Bank believes that it will be able to expand its consumer financing portfolio, which typically generates higher profit margins.

Furthermore, Banco do Brasil intends to continue its efforts to control costs so that growth targets are not achieved at the expense of present levels of efficiency. Through the establishment of targets and the strict application of budgets, as well as the employee bonuses tied to pre-set efficiency indices, Banco do Brasil seeks to keep expenses in line with inflation. For example, Banco do Brasil has implemented an expense control system which prohibits the payment of an invoice if the expense was not provided for in the relevant budget. This has created a stronger culture of cost management and responsibility and increased efficiency, which is reflected in the 6.7% change in the Bank's efficiency index (administrative expenses as a percentage of operational revenues) from 54.2% for the year ended December 31, 2004 to 47.5% for the year ended December 31, 2006.

- ***Consolidate the Bank's position in the wholesale market.*** Banco do Brasil intends to continue to strengthen its relationships with major Brazilian national and regional companies. In addition to maintaining a strong presence in the areas of working capital, investment, foreign trade and structured transactions, Banco do Brasil intends to expand its market share of capital markets transactions and the onlending of BNDES funds. Banco do Brasil plans to intensify its relationship and partnership-building strategies with clients in key market segments, in order to increase its working knowledge of these segments and ultimately to maximize profitability from existing clients and best identify and attract key new clients in each segment. Furthermore, the Bank is also seeking to position itself as the market leader in developing and providing innovative wholesale banking solutions for its wholesale banking clients, both in Brazil and abroad.
- ***Expand and strengthen relationships with public entities.*** The Bank plans to continue to seek competitive solutions which are tailored specifically to the needs of its public sector clients. Banco do Brasil intends to maintain market leadership in payroll processing for Federal, state and municipal government employees, and in tax collection services. The Bank also seeks to maintain its participation in the judicial deposits market in order to ensure continued access to this low-cost source of funding. The judicial deposit market does not require compulsory deposits to be made with the Central Bank, thus making more funds available for credit transactions and providing opportunities to improve profitability and liquidity.
- ***Grow the volume of third party assets under management.*** In order to maintain its market leadership in asset management, Banco do Brasil intends to expand the volume of third party assets under management by offering financial advisory and consulting services as part of its overall strategy of segmenting its client base. At the same time, Banco do Brasil will focus on maintaining the levels of client service which resulted in BB DTVM being recognized for excellence by Moody's, which classified it as MQ1 in March 2006.

Recent Events

Deferred Tax Assets

On April 3, 2006, Banco do Brasil concluded that Resolution No. 3,355, dated March 31, 2006 ("Resolution No. 3,355/06") enacted by the CMN, which changed the period of realization from five years to ten years for the recognition of deferred tax assets shown on the balance sheet of financial institutions, would allow the Bank to recognize approximately R$1.9 billion of additional tax credits as a gain on income tax and social contribution as an offset against income in respect of unused existing deferred tax assets.

PREVI Parity Fund

Prior to December 15, 2000, Banco do Brasil, as sponsor, contributed two-thirds of total ordinary contributions to pension benefit plans run by PREVI, while employees of the Bank, as participants in the plans, contributed with one-third of the total volume. However, the Brazilian constitution requires that contributions to closed pension funds sponsored by public entities, such as the Bank, be made on a parity basis, with sponsors and participants each contributing 50%. As a result, Banco do Brasil's Board of

Directors decided to reduce, as of December 16, 2000, the Bank's contribution to an amount equal to contributions made by plan participants. At approximately the same time, the Secretariat of Complimentary Retirement Benefits ("*Secretaria de Previdência Complementar*" or "SPC") appointed a fiscal director to implement the constitutionally mandated parity of payments in respect of the PREVI pension fund. The fiscal director subsequently determined that costs associated with the implementation of parity should be financed by the surplus of funds that PREVI was carrying at that time, and also determined that the Bank would be allowed to reduce its future contributions as a result of the PREVI surplus. However, this decision by the fiscal director was suspended shortly thereafter by injunctions filed by union entities. The Bank has been contesting the injunctions since 2001, and since that time, PREVI has held the funds under dispute in a segregated parity fund.

In May 2006, Banco do Brasil announced that it had entered into, with the approval of PREVI, an agreement with the Banking Employees Union of the Cities of Brasília, São Paulo, Osasco and surrounding areas and Rio de Janeiro. Pursuant to this agreement, the unions have agreed to withdraw their motions to enjoin in response to the 2001 decision by the fiscal director. Under the terms of the agreement, the injunctions have been partially honored, and as a result, the transfer of sums from the reserves linked to the PREVI benefit plan to the Bank's "amortizable reserves" will not be allowed.

Subject to SPC approval of the agreement and the filing of court papers removing the remaining injunctions, the Bank's second-quarter and year-end financial statements reflected a positive result of approximately R$880 million, net of taxes, as a result of this agreement.

Furthermore, the agreement provides that the contributions of both Banco do Brasil and its employee participants will be reduced by 40% in future periods as a result of the surplus carried by PREVI which is reflected as an asset on the Bank's balance sheet. This surplus resulted from the fact that, under the terms of the PREVI benefit plan, in addition to the Bank, employee participants are required to make contributions to the fund in order to ensure fixed payouts at a later date. These contributions, together with Bank's contributions, over time resulted in the PREVI surplus.

It should be noted, however, that this reduction in future contributions will not cause an immediate positive impact on the Bank's results because the Bank's balance sheet contains the asset as the result of the surplus described above. A reduction of this asset will begin as a consequence of the approval of the decrease in Banco do Brasil's contribution.

Increase in Percentage of Foreign Investment

On April 19, 2006, the Central Bank announced that at a special meeting held on that date, the CMN approved, for submission to the President of Brazil, a proposal to increase the maximum permitted foreign investment in the capital stock of the Bank from the then current level of 5.6% to 12.5%. The announcement further stated that the raising of the foreign investment ceiling would require the issuance of a presidential decree, in accordance with the provisions of Article 52 of the Transitory Constitutional Provisions Act. The President of Brazil issued this decree on May 31, 2006, and, as of such date, the Bank's maximum permitted foreign investment level was increased to 12.5%. See "Risk Factors – Risks Relating to Banco do Brasil".

Exercising of Subscription Warrants

On June 30, 2006, the Bank finalized the process of subscription of the Series "b" Warrants. Of the total 15.9 million, just over 14.6 million were exercised (91.9% of the warrants), causing 1.8% dilution in the Bank's share capital (an increase of roughly R$304 million). The exercise of each Series "b" Warrant entitled the holder to subscribe for 1.043933 common shares. The term for exercise was from March 31, 2006 to June 30, 2006. As a result of the Subscription of the Series "b" Warrants, the equity of shares of the Bank totalled 825,316,423.

Payment of Dividends

The Extraordinary General Meeting dated December 28, 2006 approved changes in the dividends' distribution policy to periods less than six-months. On March 19, 2007, Banco do Brasil's Board of

Directors set the results distribution index (pay out) in a minimum of 40% of net income, in accordance with the resolution to pay dividends and/or interests on own capital in a quarterly basis.

Secondary Public Offering of Banco do Brasil's shares

In 2006, the Bank, in conjunction with BNDESpar and PREVI, held a secondary public offering of Banco do Brasil shares (the "Offering"). Concluded in August, 2006, the Offering sold 52.3 million BBAS3 shares, with an offered price of R$43.50, totalling R$2.3 billion. This transaction, which raised the volume of Banco do Brasil free float from 6.9% to 14.8%, was essential for the Bank's admission to the Novo Mercado, with the commitment of arriving at a minimum free float of 25% of its shares in the next three years. The Bank's increased free float led to a rise in its participation in the BOVESPA index, raising it from 35th to 21st place in the theoretical portfolio from January to April 2007.

Share Split

On April 25, 2007, Banco do Brasil's General Shareholders Meeting approved a 200% split of BB's shares (BBAS3), which means two new shares for each existing share. This measure, which will raise the quantity of shares without changing equity, will help to improve liquidity and the level of access of small investors to Banco do Brasil's shares.

The split will be held in the stock exchange on June 4, 2007, as follows:

- Shareholders will receive 2 (two) new shares without charge to each owned share based on the final shareholder position of June 1, 2007;
- New shares will be released for negotiation from June 4, 2007, and will receive the full amount of dividends and interest on own capital declared from that date on; and
- Since the subscription warrants series C (BBAS13) will not be split, the proportion for future exercise will be changed to 3,131,799 shares for each subscription warrant.

New Banco do Brasil CEO and management structure

On December 11, 2006, the Brazilian Minister of Finance, Mr. Guido Mantega appointed Mr. Antônio Francisco de Lima Neto as interim Chief Executive Officer of Banco do Brasil, sucedding Mr. Rossano Maranhão Pinto. Mr. Lima Neto, who is an economist, joined Banco do Brasil in 1979 and has been Vice-president for Retail and Distribution. He was formerly interim Vice-president for International and Wholesale Business and also occupied the posts of Commercial Director and CEO of BB Leasing, a Banco do Brasil's subsidiary.

On June 6, 2007, Banco do Brasil informed the market that the Board of Directors will submit to the Shareholders' Meeting that will take place in June, the creation of two new vice-presidencies aiming at boost the ingression of the Bank in new businesses of retail service and improve Banco do Brasil's performance in the agribusinesses and government market.

To reach these objectives, the Bank will concentrate its businesses in a new vice-presidency, with mortgage loans, car loans, credit cards, consortium and new opportunities in the retail banking market. In the agribusiness sector, also considered strategic for the Bank, will be emphasized the specialization of this market by the creation of a new and exclusive vice-presidency, out of the Vice-presidency of Government, that will also be responsible for the pension plans.

Mr. Aldemir Bendini, current Interim Vice-president of Retail Service and Distribution, will be appointed to head the Vice-presidency of the new business on retail service and Mr. Luiz Carlos Guedes Pinto, former Executive Secretary and former Interim Agriculture Minister, will be appointed to the Vice-presidency of Agribusiness. Mr. Luiz Alberto Maguito Vilela will be appointed to the Vice-presidency of Government.

Negotiations with BESC

On April 19, 2007, Banco do Brasil and Banco do Estado de Santa Catarina S.A. - BESC informed the market that both institutions were informed, on that date, by the National Treasury of the Federal Government, that it has decided, after conversations kept with state of Santa Catarina Finance Secretariat, to develop studies aiming at the merge of BESC and of Besc S.A. – Crédito Imobiliário (BESCRI) into Banco do Brasil.

On May 24, 2007 Banco do Brasil filed a request of opinion to CVM about the possible methodologies to assess value of Banco do Brasil (acquirer) and BESC and BESCRI (acquires). The CVM Board, in a meeting held on June 19, 2007, understood that (a) pursuant to article 224 of the Law nº 6,404/76, it is possible to adopt market value to assess Banco do Brasil's equity worth and discounted cash flow (DCF) to assess BESC and BESCRI, since the management of the companies involved understands and justifies that the criteria chosen are the ones that evaluate them better; (b) with regard to article 264 of the same Law, the book value criterion is not accepted. However, to comply with the law, it is possible to adopt the DCF methodology to compare acquirer and acquires equity worth.

Corporate Structure of Banco do Brasil



Multiple Bank
CONTROLLED COMPANIES
COBRA
BB LEASING
BB - 100% ON
100% Total
BB DTVM
BB - 100% ON
100% Total
BB BI
BB - 100% ON
100% Total
BANCO POPULAR DO BRASIL
BB - 100% ON
100% Total
BAMB
BB - 100% ON
100% Total
BB LEASING Co. LTD
BB - 100% ON
100% Total
BB CONSÓRCIOS
BB - 100% ON
100% Total
BB CARTÕES
BB - 100% ON
100% Total
BANCO DO BRASIL SECURITIES LLC
BB - 100% ON
100% Total
BB CORRETORA
BB - 100% ON
100% Total
ATIVOS S.A.
BB BI - 49% ON
74,50 % Total
BAMB - 51% ON
25,50% Total
BB SECURITIES
BAMB - 100% ON
100% Total
BB TURISMO
BB VIENA
BB - 100% ON
100% Total
AFFILIATED COMPANIES / PARTICIPATIONS
BB BI
BB
Strategic Participations
Security Group
Other Participations
BRASILCAP
BRASILPREV
ALIANÇA DO BRASIL
BRASIL VEÍCULOS
BRASILSAÚDE
SBCE
VISA VALE
CIBRASEC
VISANET
TECBAN
CLEARINGS
Non-strategic Participations
ITAPEBI
PRONOR
KEPLER WEBER
NEOENERGIA
CADAM
COMPANIES UNDER MANAGEMENT
BB PREVIDÊNCIA
SPONSORED COMPANIES
CASSI
PREVI
FBB
ON – Common Shares

Shareholders

	Ownership of Common Shares
	percentage
Tesouro Nacional (National Treasury)	68.7
PREVI	11.4
BNDESpar	5.0
Other Pension Funds	0.1
Individuals	4.2
Foreign Capital	7.2
Other Legal Entities	3.4
Banco do Brasil Treasury Shares	0.0
Total	100

RISK FACTORS

The following section does not describe all the risks of an investment in the Notes. Prospective purchasers of securities issued under this Program should carefully read this Program Circular in its entirety. Purchasers should consider, among other things, the risk factors with respect to the Bank, Brazilian banks, and to Brazil, which are not normally associated with investments in securities of United States, European and other similar issuers, including those risk factors set out below. Additional risks may impair the Bank's business operations. The Bank's business, results of operations or financial condition could be harmed if any of the risks outlined in the risk factors materialize.

Risks Relating to Macroeconomic Factors and Governmental Policies

Macroeconomic variables, such as interest and exchange rates, are not subject to the Bank's control and may adversely affect its future profitability.

Banco do Brasil's results of operations are subject to factors that are beyond its control, including interest and exchange rates in force and the market price of its securities portfolio. Accordingly, its ability to secure satisfactory rates of return on its assets and stockholders' equity will depend on its ability to increase its revenue, reduce costs and adjust its portfolio of assets in order to minimize adverse impacts from the fluctuation of macroeconomic indicators.

As of December 31, 2006, 65.7% of Banco do Brasil's balance sheet comprised credit, leasing and securities transactions (including Federal Government securities), the return on which is subject to movements in exchange and interest rates and other macroeconomic factors. For example, 80.4% of the Bank's securities portfolio is linked to the prevailing CDI and SELIC interest rates. Furthermore, Banco do Brasil holds investments outside Brazil in the amount of U.S.$1.5 billion and also obtains funding from external sources, both of which are affected by movements in exchange rates. The effects of any significant devaluation of the *real* against the U.S. dollar could adversely effect the Bank's results of operations. The total foreign exchange exposure of the Bank as of December 31, 2006 was U.S.$ 442.0 million.

There can be no assurance that adverse movements in macroeconomic conditions such as interest and exchange rates will not impact the Bank's results of operations.

Changes in Brazilian economic policy may adversely affect Banco do Brasil's results.

The Brazilian economy has been characterized by frequent, and occasionally substantial, intervention by the Federal Government, which often changes monetary, credit, fiscal and other policies to influence Brazil's economy. The Federal Government's actions to control inflation and to effect other policies have involved, among other things, wage and price controls, currency devaluations, controls on the flow of capital and certain limits on imported goods and services. Banco do Brasil has no control over, and cannot predict, what measures or policies the Federal Government may take in the future. The Bank's business, financial condition and results of operations, as well as the market price of the Shares, may be adversely affected by changes in public policy at Federal, state and municipal levels with respect to public tariffs and exchange controls, as well as other factors, such as:

- variation in exchange rates;
- foreign exchange control;
- inflation;
- interest rates;
- liquidity of the domestic financial, capital and lending markets;
- tax and regulatory policy; and
- political, social and economic developments in or affecting Brazil, including any continuation of recent social disturbances seen in São Paulo state.

Brazil's President, Luiz Inácio Lula da Silva ("Lula") from the Workers' Party, who took office in January 2003, has substantially maintained the economic policies of Brazil's former government. These policies have been well received by the financial markets. Although Lula was reelected in October 2006, his administration may implement different macroeconomic policies in his second term in office, including changes in policies involving exchange controls or increased spending, regulation and taxation that could adversely affect the Bank's business and financial results.

The President of Brazil has significant influence over the Bank's management policies, because the Brazilian President directly appoints the President of the Bank. The Federal Government appoints a majority of the members of the Administrative Council of the Bank. See "Management and Employees". The Federal Government seems to be maintaining the strategy and policies of the former administration. In addition, the Federal Government and the Bank have recently implemented certain measures intended to define a suitable remuneration received by the Bank for operations with the Federal Government such as the change in its By-laws on November 12, 2003 to grant powers to the Administrative Council of the Bank to establish a target for return on own capital at a level which assures adequate remuneration for Banco do Brasil. There can be no assurance that the Federal Government will maintain the current strategy and policies with respect to the Bank in the future. For instance, the Bank may be required to engage in subsidized lending, increase lending to less attractive areas of the economy or otherwise adopt policies that negatively affect profitability or credit quality. Any change to the Bank's strategy and policies could adversely affect the business, operations or prospects of the Bank.

Exchange rate instability may adversely affect the Bank's results of operations and the market price of its shares.

In the past, the Federal Government implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly);.floating exchange rate systems, exchange controls and dual exchange rate markets. More recently, the exchange devaluations have resulted in significant fluctuations in the exchange rate between the *real* and the U.S. dollar and other currencies. The *real*/U.S. dollar exchange rate decreased from R$3.53 per U.S.$1.00 on December 31, 2002 to R$2.89 per U.S.$1.00 on December 31, 2003, to R$2.65 per U.S.$1.00 on December 31, 2004, to R$2.34 per U.S. $1.00 on December 31, 2005 and then to R$2.14 per U.S. $1.00 on December 31, 2006. As of July 12, 2007, the exchange rate between the *real* and the U.S. dollar was R$1.87 per U.S.$1.00. Banco do Brasil cannot be certain that the exchange rate between the *real* and the U.S. dollar will stabilize at current levels.

Depreciation of the *real* relative to the U.S. dollar could also create additional inflationary pressures in Brazil that may negatively affect Banco do Brasil. Depreciation generally makes it more difficult to access foreign financial markets and may prompt government intervention, including recessionary governmental policies. Depreciations also reduce the U.S. dollar value of distributions and dividends and the U.S. dollar equivalent of the market price of the Bank's shares. In contrast, appreciation of the *real* against the U.S. dollar may lead to a deterioration of Brazil's current account and the balance of payments, as well as to a dampening of export-driven growth. Any of the foregoing could adversely affect Banco do Brasil's business, financial condition, and results of operations as well as the market price of its Notes.

Developments in the global economy and other emerging markets may affect the Bank's access to financing and decrease the market price of the Shares.

The market for securities issued by Brazilian companies is influenced, in varying degrees, by global economic and market conditions, and especially by those of Latin American countries and other emerging markets. The reaction of investors to investment opportunities in other countries may have an adverse impact on the market value of securities of Brazilian companies. Crises in other emerging countries or the economic policies of other countries, in particular those of the United States, may reduce investor demand for securities of Brazilian companies, including their shares. Any of the foregoing developments may adversely affect the market value of the Notes and hinder the Bank's ability to access the capital markets and finance its operations in the future on acceptable terms.

Payments of External Debt; Exchange Controls; Convertibility Risk

The purchase and sale of foreign currency in Brazil is subject to governmental control. Since 1983, the Central Bank has centralized certain payments of principal on external obligations. The Central Bank also assumed responsibility for the external obligations in connection with the formal restructuring of Brazilian sovereign debt. The Federal Government currently restricts the ability of Brazilian and foreign persons or entities to convert Brazilian currency into U.S. dollars or other currencies, other than in connection with certain authorized transactions through the Central Bank including, among others, timely payments by Banco do Brasil on the Notes. Mechanisms for the transfer of *reais* and conversion into U.S. dollars or other foreign currencies may not be available at the time Banco do Brasil is required to perform its obligations under the Notes. If such financial mechanisms are not available, Banco do Brasil will have to rely on a special authorization from the Central Bank to make payments under the Notes in foreign currency. Such Central Bank approval may not be obtained or may not be obtained on a timely basis.

It is uncertain whether in the future the Federal Government will institute a more restrictive exchange control policy. Such a policy could affect the ability of Brazilian debtors (including Banco do Brasil) to make payments outside of Brazil to meet foreign currency obligations under foreign currency-denominated liabilities, including the Notes or require that any payments be made in *reais*. Many factors beyond Banco do Brasil's control may affect the likelihood of the Federal Government's imposition of such restrictions at any time. Among such factors are:

- the extent of Brazil's foreign currency reserves;
- the availability of sufficient foreign exchange on the date a payment is due;
- the size of Brazil's debt service burden relative to the economy as a whole; and
- political constraints to which Brazil may be subject.

The Federal Government has not imposed any restrictions on payments by Brazilian issuers in respect of securities issued in the international capital markets to date. However, it may choose to impose such restrictions in the future if necessary. Any such restrictions may affect Banco do Brasil's ability to make payments in U.S. dollars and other foreign currencies outside of Brazil under the terms of the Notes. See "Part A — Foreign Exchange Rates and Exchange Controls".

Risks Relating to the Brazilian Banking Industry

Interest rate changes by the Central Bank could adversely affect Banco do Brasil's results of operations and profitability.

The Central Bank establishes the SELIC rate, which is the base interest rate for the Brazilian banking system and an important policy instrument for achieving Federal Government inflation targets which were formally adopted as a monetary policy on July 1, 1999. The Central Bank has frequently adjusted the base interest rate, increasing the rate numerous times in response to economic uncertainties and to achieve the goals of the Federal Government's economic policies. In response to favorable economic developments, the Central Bank has been reducing the base interest rate, which dropped from 18% as of December 31, 2005 to 12.0% as of June 6, 2007. For a discussion of interest rates in Brazil, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Brazilian Economic Conditions".

Increases in the base interest rate could adversely affect Banco do Brasil's results of operations, by, among other ways, reducing demand for its credit, increasing its cost of funds and increasing the risk of customer default to the extent these effects are not offset by increased margins. Decreases in the base interest rate could also adversely affect the Bank's results of operations, by, among other ways, decreasing the interest income Banco do Brasil earns on its assets based on the average SELIC rate and by lowering margins.

The increasingly competitive environment and recent consolidations in the Brazilian banking industry may negatively affect Banco do Brasil's business prospects.

The market for financial and banking services in Brazil is highly competitive. Banco do Brasil faces significant competition from other large Brazilian and international banks, both public and private. For example, several of the Bank's competitors took early steps to expand their consumer credit portfolios, and have formed joint ventures with retailers and other partners in furtherance of this strategy.

The Brazilian banking industry experienced a period of consolidation in the 1990s, when a number of Brazilian banks were liquidated and several important state-owned and private banks were sold. Competition increased during this period as foreign banks entered the Brazilian market through the acquisition of Brazilian financial institutions. The privatization of state-owned banks also made the Brazilian markets for banking and other financial services more competitive. Although Brazilian regulations present limited barriers to market entry, the presence of foreign banks in Brazil, some of which have greater resources than Banco do Brasil, has grown and competition in the banking sector generally and in markets for specific products has increased. As a general matter, public banks are subject to a higher degree of regulation when compared to private banks in relation to implementing strategies for growth. In times of high liquidity in the market, there is more competition among banks for higher credit loans which may impact: (a) profitability and (b) risk profile. This increased liquidity may lead banks to lend at lower interest rates or to higher-risk borrowers.

This increased competition may negatively affect Banco do Brasil's business results and prospects by, among others, limiting its ability to increase its client base and expand its operations, reducing profit margins on the banking and other services and products Banco do Brasil offers, increasing competition for investment opportunities and increasing its risk profile, as banks compete to lend to weaker credits.

Minimum capital adequacy requirements imposed on the Bank may negatively impact the Bank's results of operations and financial condition.

In accordance with Resolution No. 2,099 of August 17, 1994 and subsequent amendments thereto ("Resolution No. 2,099/94") enacted by the CMN, Brazilian banks are required to comply with the risk-based capital adequacy framework developed in July 1988 by the Basel Committee on Banking Regulations and Supervisory Practices (such framework, the "Basel Accord") as implemented, with certain modifications, by the Central Bank. The Basel Accord sets forth capital adequacy requirements for banks based upon an equity capital to risk-adjusted assets test (including risk-adjusted balance sheet equivalents of off-balance sheet items). The risk-weighted capital ratio required of the Bank and all other banks in Brazil is currently 11% of risk-based assets.

Beginning in 1999, the Bank was at times not in compliance with the capital adequacy levels required by the Central Bank. In part, as a result of the requests Banco do Brasil made to the Central Bank regarding a reclassification of the "risk-weight" factor associated with some of its assets, on June 22, 2001, the Federal Government announced a series of measures designed to ensure its compliance with the minimum capital adequacy requirement. As a consequence of such measures, on December 31, 2003, 2004 and 2005 the Bank's capital represented 13.7%, 15.2% and 17.1% of its risk-weighted assets. On December 31, 2006, the Bank's capital represented 17.3% of its risk-weighted assets.

Communication No. 12,746 of the Central Bank dated December 2004 details the schedule for implementation of the New Basel Agreement (Basel II). According to the communication, the requirements included in this agreement are to be implemented by 2012, with emphasis on the allocation of capital to operating risks and changes in the allocation of capital for credit risk (*Pilar I*). Accordingly, the implementation of the Basel II agreement may adversely affect the Bank's allocation of capital to cover its risks.

The Bank has also filed a claim to fully off-set accumulated tax loses arising from income tax and negative social contribution tax bases. In the event of a decision that is unfavourable to the Bank, or any related decision from the Central Bank (regardless of the result of the claim), the corresponding judicial deposits, in the total amount of R$5,576 million (or 70% of the amount off-set), as of December 31, 2006,

will be written off as an expense, but the resulting tax credit may be recorded as an asset (contingent upon the occurrence of certain factors). This may cause a 1.34% negative impact in the capital ratio of the Bank (according to preliminary calculations carried out internally by the Bank).

Furthermore, in the event of a change in its activities and functions, or due to the performance of the Brazilian economy as a whole or to rules governing capital adequacy, Banco do Brasil may once again be unable to meet the minimum capital adequacy requirements. Banco do Brasil may also be compelled to limit its credit transactions, dispose of some of its assets and/or take other measures that may adversely affect its results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Adequacy".

Monetary regulations imposed by the Central Bank and changes in bank reserve and compulsory deposit limits may adversely affect Banco do Brasil.

In order to support its monetary policy, the Federal Government, through the CMN and the Central Bank, introduces from time to time regulations intended to control inflation, by, among other means, adjusting the Bank's reserves that are required for loans and deposits, regulating the maximum grace period for outstanding credits and imposing limits on amounts to be financed. In general, such controls are used by the Federal Government to regulate the availability of credit and reduce or increase consumption. At times such regulations have affected the ability of the Bank's clients to obtain credit, thus restricting the growth of Banco do Brasil's credit portfolio.

The Central Bank has periodically varied the amount of reserves that banks in Brazil (including the Bank) are required to maintain with the Central Bank in relation to amounts of demand deposits, savings deposits and time deposits and certain credit transactions. Financial institutions (including the Bank) comply with reserve requirements by depositing cash or, in some cases, Federal Government securities with the Central Bank. Some of the cash deposited with the Central Bank in satisfaction of reserve requirements does not earn interest and even in those cases where the Central Bank pays interest, the rate may be significantly less than that which the Bank could earn through other investments. See "The Brazilian Financial System — Capital Adequacy and Leverage".

Banco do Brasil's balance of compulsory deposits in respect of demand deposits, savings deposits and time deposits as of December 31, 2006 was R$27.0 billion, compared to R$23.4 billion as of December 31, 2005.

There can be no assurance that the Central Bank will not further increase reserve requirements or impose new reserve or compulsory deposit requirements that could negatively affect the Bank's liquidity, funding strategy, lending growth or profitability.

Brazilian banks, including Banco do Brasil, are subject to extensive and continuously evolving regulatory supervision by the Central Bank.

The regulatory structure governing Brazilian financial institutions is continuously evolving. Existing laws and regulations could be amended, the manner in which laws and regulations are enforced or interpreted could change, and new laws or regulations could be enacted.

Banco do Brasil has no control over government regulations, which govern all facets of its operations, including regulations that impose:

- minimum capital requirements;
- compulsory deposits requirements;
- lending limits and other credit restrictions; and
- accounting and statistical requirements.

Such changes could materially adversely affect Banco do Brasil's operations and its revenues.

Risks Relating to Banco do Brasil

The volume of the Bank's rural credit transactions may increase as a result of the Federal Government's policies, adversely affecting its profitability.

The Bank's agribusiness credit portfolio, which currently accounts for approximately one third of its total credit portfolio, has historically shown lower spreads when compared with retail credit portfolios. Additionally, the agribusiness credit portfolio performance will remain contingent upon factors that are beyond the Bank's control, such as the price of agricultural commodities, weather conditions, crop failures and the Federal Government's policy relative to rural credit and agribusiness. See "Business of Banco do Brasil S.A. — Rural Lending — The Bank's Role in Agribusiness" for a discussion of the rescheduling of certain rural credit transactions. As an institution controlled by the Federal Government, Banco do Brasil may be required to increase its rural credit transactions in order to meet political guidelines and governmental goals. To the extent that rural credit is granted for purposes of meeting governmental goals and not on an arm's-length basis, it may adversely affect the Bank's profitability and financial condition. See "Business of Banco do Brasil S.A. — Rural Lending" for a discussion of Banco do Brasil's rural credit activities.

Banco do Brasil might not be able to record all of its deferred tax assets, and its results of operations may therefore be adversely effected.

Since January 2000, Banco do Brasil has no longer registered additional deferred tax assets derived from temporary differences and tax losses; which had the effect of reducing the balance of deferred tax assets on its balance sheet.

Furthermore, as described in Note 18.d to the Bank's 2006 Financial Statements], Banco do Brasil has filed a suit claiming a full offset of all accumulated income and social contribution tax loss carryforwards. As of September 2005, Banco do Brasil had used up all of its deferred tax assets resulting from tax losses.

In the event of an adverse decision in this suit, the amount of judicial deposits relating to taxes offset and recorded as Bank assets will be expensed against income. These amounts totalled R$5.6 billion as of December 31, 2006, net of provisions made in the amount of R$2.9 billion. Any resulting deferred tax asset in an amount equivalent to the corresponding reversal will be contingent upon the analysis of its chances of realization at the time a final court decision is entered.

Under CMN regulations, financial institutions could not recognize deferred tax assets for which the estimated period of realization exceeded five years for purposes of calculating Tier 1 capital. As noted below, on March 31, 2006, the CMN enacted a resolution changing the estimated five year realization period to ten years. The exclusion of deferred tax assets will increase gradually, beginning with 20% from January 2004, until reaching 100% in January 2008.

Beginning in January 2008, the total amount of such deferred tax assets will be limited to 40% of the equity value classified as Tier 1. According to the latest technical study regarding usage of deferred tax assets in multiple banks (position at December 31, 2006), including Banco do Brasil, the schedule for usage in the coming years estimates a consumption of R$2.0 billion in 2007, R$2.1 billion in 2008, R$1.4 billion in 2009, R$1.3 billion in 2010 and R$ 1.5 billion in 2011.

Furthermore, on March 31, 2006, Resolution No. 3,355/06 changed the period for realization of deferred tax assets that are registered in the balance sheet of financial institutions from five to ten years. This measure allowed Banco do Brasil to account for, as of December 31, 2006, approximately R$1.9 billion against income regarding unrealized deferred tax assets through December 31, 2005. See "Management's Discussions and Analysis of Financial Conditions and Results of Operation — Deferred Tax Assets".

As a result, should Banco do Brasil fail to earn taxable income in the future, Banco do Brasil may be required to cancel deferred tax assets and to reduce its assets and stockholders' equity in an amount equivalent to such cancellation. Any such cancellation or reduction may have a material adverse effect on the Bank's financial conditions and results of operations.

Banco do Brasil's exposure to Federal Government debt securities may adversely affect its financial condition and results of operations.

Banco do Brasil invests in debt securities issued by the Federal Government that, for the most part, are short-term and high liquidity instruments. As of December 31, 2006, 23.7% of the Bank's total assets comprised securities issued by the Federal Government. According to the Central Bank, as of December 31, 2006, the consolidated net indebtedness of the Brazilian public sector totalled R$1,063.4 billion, or 50.0% of Brazil's GDP. If the Federal Government defaults on the timely payment of such securities, the Bank's results of operations and financial condition may be adversely affected, as a result of such securities being marked to market. For a discussion of Federal Government debt securities held by Banco do Brasil, see "Management's Discussion and Analysis of Financial Condition and Results of Operations —Source of Funds — Open Market Transactions". For a discussion of the new assessment and accounting policies established by the Central Bank, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies Used by the Bank — Fair Value of Financial Instruments".

There are certain differences between Accounting Practices Adopted in Brazil and U.S. GAAP or IFRS, which could have a material impact on our financial statements.

Accounting Practices Adopted in Brazil differs in certain significant respects from U.S. GAAP and from International Financial Reporting Standards, or IFRS. There are differences between U.S. GAAP and IFRS and Accounting Practices Adopted in Brazil. The financial statements of the Bank and the consolidated financial statements of the Bank and subsidiaries contained in this Program Circular differ from those that would be prepared based upon U.S. GAAP or IFRS. The Bank has made no attempt to identify or quantify the impact of those differences. No reconciliation to U.S. GAAP or IFRS of any of the financial statements presented in this Program Circular has been prepared for the purpose of this Program Circular or for any other purpose. There can be no assurance that reconciliations would not identify material quantitative differences as well as disclosures and presentation differences between the Bank's consolidated financial statements as prepared in accordance with Accounting Practices Adopted in Brazil and the financial statements as prepared under U.S. GAAP or IFRS.

The Federal Government, in its capacity as the Bank's principal shareholder, holds the absolute majority of its voting shares and may therefore approve any matter in its shareholders' meetings.

The Federal Government is the Bank's controlling shareholder and, as a result, the President of Brazil directly appoints its President, as well as the President of the Central Bank and the Ministry of Finance. The Federal Government also appoints the majority of the members of the Bank's Board of Directors. See "Management and Employees".

The Bank's by-laws currently provide that, with respect to the relationship between the Bank and its controlling shareholder, Banco do Brasil is required to: (i) perform certain duties and services in its role as financial agent of the National Treasury and certain other functions assigned to it by law; (ii) extend financing in respect of governmental interests and execute certain official programs through the application of Federal Government funds or funds of any other nature; and (iii) render guarantees in favour of the Federal Government.

However, any such measures are contingent upon certain safeguards, namely: (i) corresponding funds having been made available to Banco do Brasil and the rendering to it of due compensation; (ii) a prior and official determination of proper compensation in respect of funds to be applied in case of equalization of financial charges; and (iii) a prior and official determination with respect to Banco do Brasil's compensation, which may never be lower than the cost of the services to be provided by the Bank.

The Federal Government, as the Bank's majority shareholder and holder of the absolute majority of the Bank's voting shares, may amend the above safeguards currently set forth in the Bank's by-laws, which ensure that its commercial relationship with the Federal Government complies with good banking practices and ensure that the Bank receives proper compensation for services rendered. The Federal Government may

also decide to amend the Bank's by-laws in order to increase its influence over the Bank's strategy, and any such amendment may adversely affect the Bank's business or results of operations.

Furthermore, as long as Banco do Brasil remains under the direct or indirect control of its controlling shareholder, the Federal Government will be entitled to the following, without requiring the consent of the other shareholders:

- elect the majority of its Board of Directors and dismiss members;
- control the Bank's management;
- determine the result of a large portion of the Bank's corporate resolutions; and
- determine dividend distribution policies, with due regard for the minimum required distribution.

Historically, changes in the Federal Government following elections in Brazil have sometimes resulted in changes in the Bank's senior management.

DIVIDENDS

Brazilian Corporation Law and the by-laws of the Bank require that a compulsory minimum dividend of 25% of net income for the prior year, adjusted for certain inclusions and exclusions as permitted by Brazilian Corporation Law, be distributed to stockholders semi-annually. Pursuant to the Bank's by-laws, dividends are determined on the basis of the Bank's quarterly results. The compulsory minimum dividend may be distributed as dividends or as interest on capital, and the amounts paid, net of applicable withholding income tax, may be treated as payments in respect of the dividends that the Bank is obligated to distribute to its shareholders.

The table below shows the amount of dividends and interest on capital for each period indicated:

	2006	2005	2004
	(in millions of reais, except when indicated)		
Net income	6,044	4,154	3,024
Dividends	1,043	130	—
Interest on capital	1,374	1,367	954
Dividends and interest on capital per common share (in reais)	2.93	1.87	1.19

CAPITALIZATION

The following table sets forth the current and long-term liabilities and stockholders' equity of Banco do Brasil as of March 31,2007. The information contained in this table is derived from the March 31,2007 Financial Statements, which have been prepared in accordance with Accounting Practices Adopted in Brazil, which differs in certain respects from U.S. GAAP. See "Part C — Description of Certain Differences Between Accounting Practices Adopted in Brazil and Generally Accepted Accounting Principles in the United States of America". Prospective investors should read this table along with the sections "Selected Financial Information", "Other Financial Information", and "Management's Discussion and Analysis of Financial Condition and Results of Operations", as well as the consolidated financial statements and notes thereto contained elsewhere in this Program Circular. Since March 31, 2007, there has been no material change in the capitalization of Banco do Brasil, except for the increase in the capital of the Bank on April 25, 2007 in the total amount of R$797,797,477.78, increasing the capital from R$11,912,895,138.17 to R$12,710,692,615.95.

	March, 2007 (in thousands of *reais*)[1]
Current liabilities[1]	
Deposits	137,124,075
Deposits received under security repurchase agreement	59,852,144
Funds from acceptance and issue of securities	1,131,887
Interbank and interdepartmental accounts	3,950,598
Foreign borrowings	2,541,281
Local and foreign onlendings – official institutions	9,216,133
Derivative financial instruments	1,785,501
Other liabilities	28,628,621
Total current liabilities	**244,230,240**
Long-term liabilities	
Deposits	23,539,359
Deposits received under security repurchase agreement	7,786,848
Funds from acceptance and issue of securities	967,267
Foreign borrowings	2,032,484
Local and foreign onlendings – official institutions	4,734,413
Derivative financial instruments	183,971
Other liabilities	16,672,085
Total long-term liabilities	**55,916,427**
Deferred income	**112,895**
Stockholders' equity[2]	**21,638,457**
Total capitalization[3]	**321,898,019**

Notes:—

(1) Banco do Brasil derives significant amounts of funding from current liabilities, particularly deposits. Many of these current liabilities are rolled over on a regular basis. Although they are not considered to be part of the capitalization of Banco do Brasil, current liabilities are included in this table in recognition of their importance as a source of funding for Banco do Brasil.

(2) On March 31, 2007, the capital of the Bank amounted to R$11,912,895 thousand, totally paid-up, comprising 825,316,423 common shares with no par value.

(3) Total capitalization is comprised of long-term liabilities, plus deferred income and stockholders' equity.

SELECTED FINANCIAL INFORMATION

The exchange rate of *real* amounts into U.S. dollars was R$2.65 to U.S.$1.00 at December 31, 2004, R$2.34 to U.S.$1.00 at December 31, 2005, R$2.14 to U.S.$1.00 at December 31, 2006 and R$1.87 to U.S.$1.00 as of July 12, 2007, and in each case based on the unified or commercial selling rate, as applicable, as reported by the Central Bank of Brazil ("*Banco Central do Brasil*" or "Central Bank"). As a result of fluctuations in the *real*/U.S. dollar exchange rate, the exchange rate as of such dates may not be indicative of current or future exchange rates. As a result, potential investors should not read these unified or commercial selling rate conversions, as applicable, as representations that any amounts have been or could be converted into U.S. dollars at those or any other exchange rates. See "Part A — Foreign Exchange Rates and Exchange controls" for information regarding exchange rates for the *real*.

Banco do Brasil's average volume and balance data has been calculated based upon the average of the month-end balances during the relevant period.

Certain rounding adjustments have been made in calculating some of the figures included in this Program Circular. Accordingly, numerical figures shown as totals in some tables may not agree precisely with the figures that precede them. Banco do Brasil maintains its books and records in *reais*.

The statistical information and data related to the Bank's business areas were obtained from government or sectorial entities or extracted from general publications. Banco do Brasil has not independently verified such information and data, and, therefore, cannot assure its accuracy and completeness.

The Bank's (i) audited consolidated financial statements at and for the years ended December 31, 2006 and 2005 (the "2006 Financial Statements"); (ii) audited consolidated financial statements at and for the years ended December 31, 2005 and 2004 (the "2005 Financial Statements", and, together with the 2006 Financial Statements, the "Annual Financial Statements"); and (iii) unaudited consolidated financial statements at and for the three-month periods ended March 31, 2007 and 2006; in each case including the notes thereto and included elsewhere in this Program Circular, have been prepared in accordance with Accounting Practices Adopted in Brazil, which differs in significant respects from U.S. GAAP. See "Part C — Description of Certain Differences Between Accounting Practices Adopted in Brazil and Generally Accepted Accounting Principles in the United States of America" for a description of certain differences between Accounting Practices Adopted in Brazil and U.S. GAAP, as such differences relate to the Bank.

The audit reports for the Annual Financial Statements, contained elsewhere in this Program Circular, contain certain emphasis of a matter paragraphs that prospective investors should note.

The summary of the consolidated income statements and consolidated balance sheet financial information at and for the years ended on December 31, 2006, 2005 and 2004, is derived from the consolidated, audited financial information included in this Program Circular, and was prepared in accordance with Accounting Practices Adopted in Brazil, which differs in significant respects from U.S. GAAP. For more information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Part C — Description of Certain Differences Between Accounting Practices Adopted in Brazil and Generally Accepted Accounting Principles in the United States of America" and the Annual Financial Statements".

BANCO DO BRASIL S.A. CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Consolidated Income Statement Data

	Year ended December 31,		
	2006	2005	2004
	(in thousands of *reais*)		
Income from financial intermediation	**37,147,379**	**33,315,960**	**30,772,041**
Lending operations	21,613,245	19,199,702	17,086,039
Commercial leasing	533,763	382,655	288,806
Marketable securities	13,484,263	12,419,029	11,308,099
Derivative financial instruments	(634,688)	(384,976)	(318,389)
Foreign exchange	539,228	10,637	1,094,518
Compulsory Investments	1,611,568	1,688,913	1,312,968
Expenses from financial intermediation	**(26,339,069**	**(22,506,699)**	**(20,563,625)**
Deposits and funds obtained in the open market	(16,988,740)	(15,246,252)	(12,978,230)
Borrowings and on-lending	(1,849,559)	(1,602,403)	(2,864,522)
Commercial leasing	(360,803)	(251,413)	(199,587)
Provision for credit losses	(7,139,967)	(5,406,631)	(4,521,286)
Gross profit from financial intermediation	**10,808,310**	**10,809,261**	**10,208,416**
Other operating income (expenses)	**(4,611,895)**	**(3,778,849)**	**(5,601,143)**
Services rendered	8,887,274	7,648,070	6,606,837
Personnel expenses	(7,870,755)	(7,473,179)	(7,095,915)
Other administrative expenses	(5,873,116)	(5,670,208)	(5,465,754)
Non-income taxes expenses	(1,825,290)	(1,720,747)	(1,468,758)
Equity in the earnings (losses) of associated and subsidiary companies[1]	287,981	(66,723)	46,357
Other operating income	5,137,813	7,623,475	5,823,882
Other operating expenses	(3,355,802)	(4,119,537)	(4,047,792)
Operating profit	**6,196,415**	**7,030,412**	**4,607,273**
Non-operating income	**120,041**	**210,151**	**130,283**
Income before taxes and profit sharing	**6,316,456**	**7,240,563**	**4,737,556**
Income tax and social contribution	504,148	(2,553,555)	(1,340,233)
Profit sharing	(776,827)	(533,406)	(373,317)
Net income	**6,043,777**	**4,153,602**	**3,024,006**

Notes:

(1) Includes participation of the Bank, BB Investimentos and BAMB in associated and non-consolidated subsidiary companies, namely: (i) participations of the Bank: BB Adminitradora de Cartões de Crédito S.A., BB Administradora de Consórcios S.A., BB Corretora de Seguros e Administradora de Bens S.A., Cobra - Tecnologia S.A. and CADAM - Caulim da Amazônia S.A.; (ii) participations of BB Investimentos: Brasilprev, Brasilcap Capitalização S.A. ("Brasilcap"), Brasilsaúde, Cia. Brasileira de Meios de Pagamento, Seguradora Brasileira de Crédito a Exportação, Brasilseg Participações S.A., Cia. de Seguros Aliança do Brasil S.A., Brasilveiculos Cia. de Seguros S.A.;.Itapebi, Kepler Weber, Cia. Brasileira de Soluções e Serviços, Ativos S.A. and BAF S.A. "in liquidation" (Brasil Aconselhamento Financeiro S.A.); and (iii) participations of BAMB: BB-TUR - Viagens e Turismo Ltda., Ativos S.A. and BB-TUR Inc..

BANCO DO BRASIL S.A. CONSOLIDATED FINANCIAL INFORMATION AS AT AND FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 and 2004

Consolidated Balance Sheet Data

	As of December 31,		
	2006	2005	2004
	(in thousands of *reais*)		
Assets			
Total Assets	**296,356,419**	**252,976,988**	**239,014,143**
Current Assets and Long-Term Receivables	**290,562,294**	**247,396,627**	**233,955,316**
Cash and cash equivalents	4,748,811	5,827,663	15,493,822
Short-term interbank investments	29,087,700	28,995,923	16,453,358
Securities	73,107,830	66,470,116	73,485,360
Securities available for trading	7,493,630	3,076,655	13,162,606
Securities available for sale	40,641,431	37,832,082	32,790,243
Securities held to maturity	24,408,786	25,274,779	26,951,166
Derivative financial instruments	563,983	286,600	581,345
Interbank accounts	28,180,120	24,403,915	22,106,197
Brazilian Central Bank Deposits	26,966,945	23,418,515	21,930,975
Others	1,213,175	985,400	175,222
Interdepartmental accounts	135,996	121,311	147,141
Loan operations	113,857,669	85,941,631	74,823,166
Public sector	4,383,626	3,729,629	4,160,589
Private sector	117,840,480	88,551,108	75,772,502
Allowance for loan losses	(8,366,437)	(6,339,106)	(5,109,925)
Lease operations	11,176	19,510	20,344
Lease and sublease receivables	1,018,331	752,101	532,448
Revenues from lease appropriation	(979,030)	(708,179)	(483,214)
Provision for lease losses	(28,125)	(24,412)	(28,890)
Other receivables	40,482,331	35,107,996	31,198,188
Receivables on guarantees honored	51,315	159,669	70,977
Foreign exchange portfolio	9,455,929	9,155,727	8,529,983
Income receivable	279,587	237,167	180,106
Negotiation and intermediation of securities	114,143	46,298	235,270
Specific credits	681,493	610,151	543,842
Special operations	575	575	1,355
Taxes receivable	8,604,034	6,687,379	8,395,995
Actuarial asset	2,651,690	3,869,133	2,128,094
Debtors to guarantee deposits	13,698,947	11,692,254	8,788,786
Others	8,657,163	5,557,626	4,267,946
Provision for other loan losses	(3,712,545)	(2,907,983)	(1,944,166)
With characteristics of credit transaction	(240,152)	(328,133)	(226,381)
Without characteristics of credit transaction	(3,472,393)	(2,579,850)	(1,717,785)
Other assets and amounts	950,661	508,562	227,740
Investments in other companies	3	4	4
Other assets and amounts	293,773	319,113	335,042
(Provisions for devaluation)	(162,423)	(184,866)	(186,044)
Anticipated expenses	819,308	374,311	78,738
Permanent	**5,794,125**	**5,580,361**	**5,058,827**

	As of December 31,		
	2006	2005	2004
	(in thousands of *reais*)		
Investments	1,109,473	1,045,217	899,532
Assets in use	2,862,307	3,119,294	3,052,353
Leased assets	1,228,102	812,106	552,646
Deferred	594,243	603,744	554,296
Liabilities			
Total liabilities	**296,356,419**	**252,976,988**	**239,014,143**
Current and long-term liabilities	**275,469,645**	**236,002,662**	**224,774,867**
Deposits	158,840,958	137,658,259	115,531,842
Demand deposits	40,058,819	35,802,362	28,990,880
Savings deposits	36,714,427	32,844,214	31,069,451
Interbank deposits	4,878,116	5,382,645	5,768,500
Time deposits	76,900,424	63,494,714	49,664,904
Other deposits	289,172	134,324	38,107
Capital markets borrowings	49,283,392	30,508,259	44,526,860
Funds from acceptance and issue of securities	2,304,057	3,165,651	775,771
Foreign securities	2,304,057	3,165,651	775,771
Interbank accounts	1,165,628	980,153	5,879
Interdepartmental accounts	2,397,223	1,972,847	1,724,676
Borrowings	3,737,320	4,857,849	16,564,891
Foreign borrowings	3,737,320	4,857,849	16,564,891
Local onlendings – official institutions	14,334,643	13,370,418	10,611,353
National Treasury	2,988,798	4,156,519	3,361,329
BNDES	4,657,642	3,908,357	3,559,403
FINAME	6,003,916	4,750,005	3,025,847
Other institutions	684,287	555,537	664,774
Foreign onlendings	477	476	2,460
Derivative financial instruments	3,511,405	570,821	523,180
Other liabilities	39,894,542	42,917,929	34,507,955
Collection and payment of taxes and social contribution	180,928	343,957	255,194
Foreign exchange portfolio	10,012,622	17,499,609	7,869,765
Social and statutory	1,164,670	1,169,440	422,854
Taxes and social security contributions	2,672,023	1,599,308	979,679
Negotiation and intermediation of securities	140,020	57,796	3,626,862
Financial and development funds	1,902,389	1,932,321	1,867,201
Special operations	2,367	2,388	2,387
FCO (subordinated debt)	8,994,611	7,840,318	6,832,978
Hybrid capital and debt instruments	1,085,119		
Actuarial liabilities	3,327,888	3,276,680	3,050,654
Others	10,411,905	9,196,112	9,600,380
Unearned income	**128,616**	**124,562**	**133,580**
Stockholders' Equity			
Total Stockholders' Equity	**20,758,158**	**16,849,764**	**14,105,696**
Capital	11,912,895	10,797,337	9,864,153

	As of December 31,		
	2006	2005	2004
	(in thousands of *reais*)		
Capital reserves	355,638	4,778	4,769
Revaluation reserves	6,597	23,351	25,717
Revenue reserves	8,100,790	6,020,150	4,294,251
Adjustments to market value – securities and derivative financial instruments	382,238	129,927	42,585
Accumulated loss/profit	—	—	—
(Treasury stock)	—	(125,779)	(125,779)

Financial Ratios

	December 31,		
Ratios	2006	2005	2004
Profitability			
Return on Equity[1]	29.1%	24.7%	21.4%
Return on Assets[2]	2.0%	1.6%	1.3%
Performance			
Efficiency Index (3)	47.5%	48.1%	54.2%
Service revenues/administrative expenses(4)	64.7%	58.2%	52.6%
Loan portfolio quality			
Allowance for doubtful loans / loan portfolio(5)	6.8%	6.9%	6.4%
60 days overdue loans/loan portfolio(6)	2.9%	4.0%	3.3%
Capital adequacy			
Total assets/stockholders' equity(7)	14.3x	15.0x	16.9x
Basel index (8)	17.3%	17.1%	15.2%

Notes:—

(1) Annualized Return on Equity is calculated as net income earned during the accounting period divided by total equity as at the end of each period.

(2) Annualized Return on Assets is calculated as net income earned during the accounting period divided by total assets as at the end of each period.

(3) Efficiency Index is calculated dividing the total of administrative expenses by operational revenue.

(4) The ratio of revenue from the rendering of services to administrative expenses.

(5) The ratio of the allowance for credit losses to the loan portfolio. The Bank's loan portfolio comprises short-term and long-term lending operations (before allowance for credit losses), excluding "other receivables", leasing and advances on foreign exchange contracts.

(6) The ratio of 60-days overdue loans to the loan portfolio.

(7) The ratio of total assets to stockholders' equity.

(8) The Basel index is consolidated equity as a percentage of total risk-weighted assets and is calculated pursuant to the Basel Accord.

OTHER FINANCIAL INFORMATION

The following information is included for analytical purposes and should be read in connection with the Bank's financial statements contained elsewhere herein as well as with "Management's Discussion and Analysis of Financial Condition and Results of Operations". Information is presented as at and for the years ended December 31, 2006, 2005 and 2004. Certain information included in this section has been derived from the Bank's financial statements included elsewhere in this Program Circular.

Banco do Brasil's average volume and balance data has been calculated based upon the average of the month-end balances during the relevant period.

The average income statement and balance sheet data of the Bank has been prepared on a consolidated basis.

The Bank believes that the average data set forth herein accurately reflects in all material respects its financial condition and results of operations as of the dates and for the periods specified.

Consolidated Average Balance Sheet and Interest Rate Data

The following table presents the average balances of the Bank's interest-earning assets and interest-bearing liabilities, other assets and liabilities accounts, the related interest income and expense amounts and the average real yield/rate for each period.

Interest on typical Brazilian financial assets and liabilities includes fixed interest rates plus or minus a variable component. Such variable component may be related to an inflation index, changes in foreign exchange rates (usually U.S. dollar) or other floating interest rates. The interest rate (and variable component, as applicable) is applied at the end of each month to the principal balance of each operation. The adjusted value becomes the new basis for accrual of the next month's interest (including any variable component), and so forth, until settled.

	For the years ended December 31,								
	2006			2005			2004		
	Average Balance	Interest	Annual Rate (%)	Average Balance	Interest	Annual Rate (%)	Average Balance	Interest	Annual Rate (%)
	(in millions of *reais*, except percentages)								
Assets									
Interest-earning assets									
Foreign currency availability	351	120	34.1	4,973	23	0.5	8,458	468	5.5
Securities and interbank investments without hedge	104,905	13,484	12.9	91,013	12,419	13.6	90,178	11,306	12.5
Credit and leasing operations	104,489	20,559	19.7	85,719	18,312	21.4	73,989	16,155	21.8
Compulsory deposits	14,389	1,612	11.2	13,004	1,689	13.0	11,670	1,313	11.3
Total	**224,133**	**35,775**	**16.0**	**194,709**	**32,443**	**16.7**	**184,295**	**29,242**	**15.9**
Non-interest-earning assets									
Deferred tax assets	8,706			7,327			8,780		
Other assets	39,967			36,063			34,466		
Permanent asset	5,588			5,088			4,552		
Total	**54,261**			**48,478**			**47,798**		
Total assets	**278,394**			**243,187**			**232,093**		

	For the years ended December 31,								
	2006			2005			2004		
	Average Balance	Interest	Annual Rate (%)	Average Balance	Interest	Annual Rate (%)	Average Balance	Interest	Annual Rate (%)
Liabilities	(in millions of *reais*, except percentages)								
Interest-earning liabilities									
Savings deposits	33,976	(2,830)	(8.3)	31,824	(2,778)	(8.73)	29,045	(2,348)	(8.08)
Interbank deposits	5,521	(889)	(16.1)	6,029	(494)	(8.20)	6,523	(239)	(3.67)
Time deposits	70,961	(6,739)	(9.5)	55,333	(5,722)	(10.34)	49,072	(4,227)	(8.61)
Money market	48,486	(6,103)	(12.6)	37,328	(5,754)	(15.42)	40,023	(5,589)	(13.96)
Overseas borrowings	4,030	(216)	(5.4)	9,631	(241)	(2.50)	13,506	(1,670)	(12.36)
Onlending	13,285	(1,098)	(8.3)	11,676	(810)	(6.93)	8,642	(595)	(6.88)
Financial and development funds and subordinated debt.	10,327	(535)	(5.2)	8,834	(552)	(6.24)	7,629	(600)	(7.87)
Foreign securities debt	2,769	(207)	(7.5)	3,633	(269)	(7.39)	5,049	(73)	(1.45)
Total	**189,355**	**(18,618)**	**(9.8)**	**164,286**	**(16,620)**	**(10.12)**	**159,489**	**(15,341)**	**(9.62))**
Non-interest-earning liabilities									
Demand deposits	32,738			28,886			29,290		
Other liabilities	36,772			34,131			30,022		
Stockholders' equity	19,529			15,884			13,292		
Total	**89,039**			**78,901**			**72,604**		
Total liabilities	**278,394**			**243,187**			**232,093**		

Changes in Interest Income and Expenses – Volume and Rate Analysis

The following table sets forth the allocation of the changes in Banco do Brasil's interest income and expense between changes in the average volume and changes in the average yields/rates for the year ended December 31, 2006 compared to 2005 and for the year ended December 31, 2005 compared to 2004. Volume and rate variances have been calculated based on movements of average balances over the period and changes in average interest yield/rates on interest-earning assets and interest-bearing liabilities from one period to the other. Volume change has been computed as the change in the average interest-earning assets or interest-bearing liabilities from one period to the other multiplied by the average yield/rate in the later period. Yield/rate change has been computed as the change in the yield/rate in the period multiplied by the average interest-earning assets or interest-bearing liabilities in the earlier period. The Bank allocated the net change from the combined effects of volume and yield/rate proportionately to volume change and yield/rate change, in absolute terms, without considering positive and negative effects.

	December 2006/2005			December 2005/2004		
	Average volume	Average rate	Net change	Average volume	Average rate	Net change
	(in million of *reais*)					
Interest-earning assets						
Foreign currency availability	(1,574.0)	1,670.7	(97)	(16.0)	(429.4)	(445.4)
Securities and interbank investments without hedge	1,785.6	(720.3)	1,065	113.9	999.0	1,112.9
Credit and leasing operations	3,693.2	(1,446.0)	2,247	2,505.7	(347.9)	2,157.8
Compulsory deposits and other assets	155.1	(232.4)	(77)	173.3	202.6	375.9
Total	4,696.5	(1,364.6)	3,332	1,735.2	1,466.0	3,201.2
Interest-earning liabilities						
Savings deposits	(179.2)	127.9	(51.3)	(242.6)	(187.7)	(430.3)
Interbank deposits	81.7	(476.3)	(394.6)	40.5	(295.5)	(255.0)
Time deposits	(1,484.1)	467.1	(1,017.0)	(647.4)	(847.2)	(1,494.6)
Money market	(1,404.6)	1,055.5	(349.0)	415.5	(580.7)	(165.3)
Overseas borrowings	299.8	(274.3)	25.5	97.1	1,331.3	1,428.4
Onlending	(133.0)	(155.7)	(288.7)	(210.3)	(4.4)	(214.7)
Financial and development funds and subordinated debt	(77.4)	93.5	16.1	(75.2)	123.7	48.5
Foreign securities debt	64.7	(3.4)	61.2	104.7	(299.8)	(195.1)
Total	(2,464.8)	467.0	(1,997.8)	(485.3)	(792.9)	(1,278.2)

Analysis of the financial intermediation results – million of reais

The following table sets forth the analysis of the financial intermediation results:

	For the years ended December 31,					
	2005	Volume variation	Rate variation	Other variation	Net variation	2006
Revenue from financial intermediation[1]	33,065	4,696	(1,365)	—	3,332	36,787
Revenue from interest-bearing assets	32,443	4,696	(1,365)	—	3,332	35,775
Other revenues[2]	622	—	—	390	390	1,012
Expenses from financial intermediation	(16,849)	(2,465)	467	—	(1,998)	(18,838)
Expenses from interest-bearing liabilities[3]	(16,620)	(2,465)	467	—	(1,998)	(18,618)
Other expenses	(229)	—	—	8	8	(221)
Financial intermediation results	16,216	2,232	(898)	—	1,334	17,948

Notes:—

(1) Include revenues and expenses of leasing.

(2) Include financial derivatives, foreign exchange and recovery credits.

(3) Do not include allowance for loan losses.

	For the years ended December 31,					
	2004	Volume variation	Rate variation	Other variation	Net variation	2005
Revenue from financial intermediation[1]	30,570	1,735	1,466	(707)	2,494	33,065
Revenue from interest-bearing assets	29,242	1,735	1,466	—	3,201	32,443
Other revenues[2]	1,329	—	—	(707)	(707)	622
Expenses from financial intermediation	(15,843)	(485)	(793)	16	(1,262)	(16,849)
Expenses from interest-bearing liabilities[3]	(15,341)	(485)	(793)	—	(1,278)	(16,620)
Other expenses	(245)	—	—	16	16	(229)
Financial intermediation results	14,984	1,250	673	(691)	1,232	16,216

Notes:—

(1) Include revenues and expenses of leasing.

(2) Include financial derivatives, foreign exchange and recovery credits.

(3) Do not include allowance for loan losses.

Net Interest Margin and Spread

The following table sets forth the Bank's average interest-earning assets, average interest-bearing liabilities, net interest income and the comparative net interest margin and net interest spread for the years ended December 31, 2006, 2005 and 2004.

	For the years ended December 31,		
	2006	2005	2004
	(in millions of *reais*, except percentages)		
Total average interest-earning assets	224,133	194,709	184,295
Total average income-bearing liabilities	189,355	164,286	159,489
Gross profit from financial operations[1]	17,157	15,823	13,900
Financial operations income	35,775	32,443	29,242
Financial operations expense	(18,618)	(16,620)	(15,341)
Average yield on average interest-bearing assets [2]	16.0%	16.7%	15.9%
Average rate on average income-bearing liabilities [3]	9.8%	10.1%	9.6%
Net interest spread [4]	6.1%	6.5%	6.2%
Net interest margin [5]	7.7%	8.1%	7.5%

Notes:—

(1) Total financial operations income less total financial operations expense.

(2) Total financial operations income divided by average interest-earning assets. For the three-month periods ended March 31, 2006 and 2005, the number was annualized.

(3) Total financial operations expense divided by average interest-bearing liabilities. For the three-month periods ended March 31, 2006 and 2005, the number was annualized.

(4) Difference between the average yield on interest-earning assets and the average rate on interest-bearing liabilities. For the three-month periods ended March 31, 2006 and 2005, the number was annualized.

(5) Gross profit from financial operations divided by average interest-earning assets. For the three-month periods ended March 31, 2006 and 2005, the number was annualized.

Return on Equity and Assets

The following table sets forth selected consolidated financial data for the periods indicated:

	For the years ended December 31,		
	2006	2005	2004
	(in millions of *reais*, except percentages)		
Net income	6,044	4,154	3,024
Average total assets	278,394	243,187	232,093
Average stockholders' equity	19,529	15,884	13,292
Net income as a percentage of average total assets[1]	2.2%	1.7%	1.3%
Net income as a percentage of average stockholders' equity[1]	30.9%	26.2%	22.8%
Average stockholders' equity as a percentage of average total assets	7.0%	6.5%	5.7%
Dividend payout ratio per share	40.0%	36.1%	31.5%

Notes:—

(1) Calculated based on average monthly balances.

Securities Portfolio

The following table sets forth the Bank's portfolio of trading assets, securities available for sale and held-to-maturity securities, as of December 31, 2006, 2005 and 2004. Trading assets, securities available for sale and held-to-maturity securities are stated at market value. See Notes to the 2006 Financial Statements for a description of the accounting policies applied to account for its securities portfolio and for additional information on the portfolio.

	As of December 31,					
	2006		2005		2004	
	R$	% of total securities	R$	% of total securities	R$	% of total securities
	(in thousands of *reais*)					
Trading assets						
In Brazil	7,432,134	99.2	3,013,954	98	13,116,783	99.7
Letras Financeiras do Tesouro ("LFTs")	3,096,414	41.3	51,224	1.7	9,795,058	74.4
Letras do Tesouro Nacional ("LTNs")	3,755,560	50.1	2,809,783	91.3	3,164,649	24.0
Notas do Tesouro Nacional ("NTNs")	291,037	3.9	152,532	5.0	142,937	1.1
Debentures	269,603	3.6	—	—	—	—
Promissory Note	15,586	0.2	—	—	—	—
Publicly traded companies	136	—	415	—	14,139	0.1
Investment funds	3,798	0.1	—	—	—	—
Abroad	61,496	0.8	62,701	2.0	45,823	0.3
Eurobonds	48,413	0.6	33,682	1.1	18,197	0.1
Brazilian external debt	13,083	0.2	29,019	0.9	24,147	0.2
Other countries external debt	—	—	—	—	3,479	—
Others	—	—	—	—	—	—
Total	**7,493,630**	**100.00**	**3,076,655**	**100.00**	**13,162,606**	**100.00**
Securities available for trade as a percentage of total assets		10.3		4.7		18.2
Securities available for sale						
In Brazil	38,708,977	95.2	35,724,312	94.4	31,019,850	94.6
LFTs	29,592,504	72.8	27,616,886	73.0	20,385,903	62.2
LTNs	2,132,153	5.2	—	—	—	—
Central Bank securities			—	—	—	—
NTNs	3,891,863	9.6	181,047	0.5	379,261	1.2
Federal Government			3,388,685	9.0	5,334,331	16.3
Federal Government – others	1,301,647	3.2	—	—	—	—
Debentures	166,530	0.4	1,560,420	4.1	3,836,505	11.7
Rural debt	5,201	—	264,178	0.7	110,112	0.3
Investment funds – others	13,166	—	14,200	—	18,241	0.1
Social development funds	588	—	24,594	0.1	9,833	—

	As of December 31,					
	2006		2005		2004	
	R$	% of total securities	R$	% of total securities	R$	% of total securities
Publicly traded companies	567,712	1.4	549	—	1,689	—
Private companies	3,016	—	448,694	1.2	478,942	1.5
Floating rate funds	226,388	0.6	2,986	—	—	—
Rural products – commodities	808,064	2.0	186,263	0.5	166,845	0.5
Special regime companies	—	—	2,034,685	5.4	297,466	0.9
Others	145	—	1,125	—	722	—
Abroad	1,932,454	4.8	2,107,770	5.6	1,770,393	5.4
Eurobonds		—	35,055	0.1	87,321	0.3
Brazilian external debt	1,658,789	4.1	1,751,586	4.6	1,289,447	3.9
Other countries external debt	228,860	0.6	230,985	0.6	241,989	0.7
Floating rate funds	41,873	0.1	41,391	0.1	45,213	0.1
Publicly held companies	2,932	—	2,424	—	1,872	—
Others	—	—	46,329	0.1	104,551	0.3
Total	**40,641,431**	**100.00**	**37,832,082**	**100.00**	**32,790,243**	**100.00**
Securities available for sale as a percentage of total assets		56.1		57.5		45.4
Held-to-maturity securities (market value)						
In Brazil	23,582,571	96.9	23,645,987	95.1	25,014,627	95.3
Debentures	—	—	—	—	47,569	0.2
LFTs	20,741,307	85.2	20,556,546	82.7	19,318,148	73.6
NTNs	2,510,489	10.3	2,096,392	8.4	1,756,896	6.7
Federal Government – others	326,672	1.3	973,991	3.9	1,900,449	7.2
Commodities	4,103	0.0	14,173	0.1	1,988,797	7.6
Others	—	—	4,885	—	2,768	—
Abroad	758,480	3.1	1,216,427	4.9	1,240,825	4.7
Eurobonds	14,187	0.1	—	—	—	—
Brazilian external debt	723,098	3.0	1,214,981	4.9	1,221,609	4.7
Deposit certificates	—	—	—	—	18,097	0.1
Other countries external debt	405	0.0	1,336	—	977	—
Others	20,790	0.1	110	—	142	—
Total	24,341,051	100.0	24,862,414	100.00	26,255,452	100.00
Securities held-to-maturity as a percentage of total assets		33.6		37.8		36.4
Total	**72,476,112**		**65,771,151**		**72,208,301**	

The following table sets forth the Bank's portfolio of trading assets, securities available for sale and held-to-maturity securities with amortized costs and market value, as of December 31, 2006.

	As of December 31, 2006		
	Cost Value	Market Value	Gain/(loss) not realized
	(in thousands of *reais*)		
Trading assets	7,450,454	7,493,630	—
In Brazil	7,388,782	7,432,134	—
LFTs	3,095,859	3,096,414	—
LTNs	3,714,134	3,755,560	—
NTNs	287,836	291,037	—
Debenture	271,384	269,603	—
Promissory	15,586	15,586	—
Publicly traded companies	185	136	—
Investment funds	3,798	3,798	—
Abroad	61,672	61,496	—
Eurobonds	48,764	48,413	—
Brazilian external debt	12,908	13,083	—
Securities available for sale	40,137,327	40,641,431	504,104
In Brazil	38,387,575	38,708,977	321,402
LFTs	29,492,309	29,592,504	100,195
LTNs	2,104,239	2,132,153	27,914
Central Bank securities	—	—	—
NTNs	3,809,599	3,891,863	82,264
Federal Government – others	1,295,755	1,301,647	5,892
Debentures	167,312	166,530	(782)
Rural debt	6,644	5,201	(1,443)
Investment funds – others	13,147	13,166	19
Social development funds	10,321	588	(9,733)
Publicly traded companies	469,462	567,712	98,250
Private companies	2,749	3,016	267
Floating rate funds	207,837	226,388	18,551
Rural products – commodities	808,056	808,064	8
Special regime companies	—	—	—
Others	145	145	—
Abroad	1,749,752	1,932,454	182,702
Eurobonds	—	—	—
Brazilian external debt	1,487,609	1,658,789	171,180
Other countries external debt	228,929	228,860	(69)
Floating rate funds	32,253	41,873	9,620
Publicly held companies	961	2,932	1,971
Others	—	—	—

	As of December 31, 2006		
	Cost Value	Market Value	Gain/(loss) not realized
Held-to-maturity securities	24,408,786	24,341,051	—
In Brazil	23,696,844	23,582,571	—
LFTs	20,740,629	20,741,307	—
NTN	2,625,377	2,510,489	—
Federal Government – others	326,652	326,672	—
Commodities	4,186	4,103	—
Other	—	—	—
Abroad	711,942	758,480	—
Eurobonds	14,192	14,187	—
Brazilian external debt	676,563	723,098	—
Other countries external debt	403	405	—
Others	20,784	20,790	—
Total	**71,996,567**	**72,476,112**	**504,104**

Maturity Distribution

The following table sets forth the maturity distribution and average yields as of December 31, 2006 for the Bank's trading assets, securities available for sale and held-to-maturity securities.

	As of December 31, 2006 (in thousands of *reais*, at market value)					
Maturity in days	No stated maturity	Due in 30 days or less	Due after 30 days to 180 days	Due after 180 days to 360 days	Due after 360 days	Total
By portfolio – total amount	832,396	1,147,494	10,992,312	11,088,473	48,415,437	72,476,112
Own portfolio	832,396	737,682	4,566,748	6,642,532	21,343,704	34,123,062
Committed transactions	—	399,888	4,412,576	1,858,158	26,466,910	33,137,532
Central Bank	—	9,924	1,775,981	1,617,882	469,338	3,873,125
Transactions with guarantees	—	—	237,007	969,901	135,485	1,342,393

	As of December 31, 2006 (in thousands of *reais*, at market value)				
Maturity in years	No stated maturity	Due in 1 year or less	Due after 1 year to 5 years	Due after 5 years to 10 years	Due after 10 years
By category – total amount	832,396	23,228,279	42,034,994	5,163,636	1,216,807
Securities for trade	4,288	3,426,065	3,621,538	441,739	—
Securities available for sale	828,108	10,643,611	27,750,186	202,719	1,216,807
Securities held-to-maturity	—	9,158,603	10,663,270	4,519,178	—

Central Bank Compulsory Deposits

Banco do Brasil is required to either maintain certain deposits with the Central Bank or to purchase and hold Federal Government securities as compulsory deposits. The following table shows the amounts of these deposits at December 31, 2006, 2005 and 2004.

	As of December 31,					
	2006		2005		2004	
	(in millions of *reais*, except percentages)					
	R$	% of total compulsory deposits	R$	% of total compulsory deposits	R$	% of total compulsory deposits
Non-interest earning	11,333	36.8	9,636	36.1	9,252	38.7
Interest earning	19,491	63.2	17,041	63.9	14,638	61.3
Total	**30,824**	**100.0**	**26,677**	**100.0**	**23,890**	**100.0**

Credit Transactions

The following table presents the Bank's credit transactions portfolio by category of transaction. Substantially all of the Bank's loans are to borrowers domiciled in Brazil and are denominated in *reais*. Additionally, the majority of the Bank's loan portfolio is indexed to Brazilian base interest rates.

	As of December 31,		
	2006	2005	2004
	(in thousands of *reais*)		
Type of credit transactions			
Credit transactions	**113,857,669**	**85,941,631**	**74,823,166**
Loans and acquisitions of receivables	47,705,519	38,566,823	35,358,872
Borrowings	31,703,264	18,180,321	14,251,954
Rural credit	42,815,323	35,533,593	30,322,265
(allowance for credit transactions)	(8,366,437)	(6,339,106)	(5,109,925)
Other credits with similar characteristics	**10,653,160**	**9,135,897**	**8,316,400**
Guarantees (*avais*) and sureties (*fiança*)	51,315	159,669	70,977
ACCs	7,567,425	6,710,114	6,333,352
Others	3,274,572	2,594,247	2,138,452
Allowance for other credits	(240,152)	(328,133)	(226,381)

	As of December 31,		
	2006	2005	2004
	(in thousands of *reais*)		
Type of credit transactions			
Leasing transactions	**11,176**	**19,510**	**20,344**
Leasing transactions	39,301	43,922	49,234
(Allowance for leasing transactions)	(28,125)	(24,412)	(28,890)
Total	**124,522,005**	**95,097,038**	**83,159,910**

Credit Transactions – Maturity

The following tables present an analysis of the distribution of the credit portfolio as of December 31, 2006 by maturity according to the category of exposure:

	As of December 31, 2006 – Current								
	Due in 15 days or less	Due in 16-30 days	Due in 31-60 days	Due in 61-90 days	Due in 91-180 days	Due in 181-360 days	Due after 360 days	Total	%
	(in thousands of *reais*, except percentages)								
Risk									
AA	1,497,925	953,068	2,327,460	3,371,604	4,089,498	6,013,897	14,715,306	32,968,758	26
A	670,097	512,757	1,620,733	1,265,848	3,591,009	7,531,591	16,818,653	32,010,688	25
B	719.289	458,764	954,355	1,116,463	2.965,403	7,586,994	26,519,609	40,320.877	32
C	312.962	123,644	264,398	284,293	945,781	1,984,267	10.896,217	14,811,562	12
D	76,661	74,842	66,411	56,012	176,063	430,166	2,799,365	3,679,520	3
E	23,536	6,321	10,678	15,608	44,282	102,020	1,283,544	1,485,989	1
F	4,889	2,131	2,070	2,011	11,856	24,893	254,842	302,692	—
G	4,487	2,618	1,802	2,302	5,559	11,749	408,621	437,138	—
H	14,198	11,819	9,998	12,641	30,287	61,939	1,474,147	1,615,029	1
Total	**3,324,044**	**2,145,964**	**5,257,905**	**6,126,782**	**11,859,738**	**23,747,516**	**75,170,304**	**127,632,253**	**100.00**

	As of December 31, 2006 –Overdue								
	Due in 15 days or less	Due in 16-30 days	Due in 31-60 days	Due in 61-90 days	Due in 91-180 days	Due in 181-360 days	Due after 360 days	Total	%
	(in thousands of *reais*, except percentages)								
Risk									
B	16,899	313,600	33,600	281	1,598	3,001	--	368,979	7
C	11,107	253,370	353,395	22,204	17,529	532	89	658,226	12
D	2,860	82,902	112,692	272,748	47,198	2,945	--	521,345	9
E	946	46,538	60,425	67,907	264,444	53,977	4,429	498,666	9
F	424	16,746	20,093	29,000	276,674	47,801	--	390,738	7
G	397	13,252	66,858	14,731	374,456	39,105	35,136	543,935	10
H	1.399	109,713	120,011	73,860	306,369	1,586,284	344,941	2,542,577	46
Total	**34,032**	**836,121**	**767,074**	**480,731**	**1,288,268**	**1,733,645**	**384,595**	**5,524,466**	**100**

The following tables present an analysis of the distribution of the credit portfolio as of December 31, 2005 by maturity according to the category of exposure:

	As of December 31, 2005 – Current								
	Due in 15 days or less	Due in 16-30 days	Due in 31-60 days	Due in 61-90 days	Due in 91-180 days	Due in 181-360 days	Due after 360 days	Total	%
	(in million of *reais*, except percentages)								
Risk									
AA		677.4	1,068.4	1,183.0	2,295.3	2,489.1	9,602.4	18,407.0	19.0
A		684.2	1,867.0	1,283.7	3,644.2	9,266.0	11,357.3	29,174.2	31.0
B	1,091.3	522.8	1,093.8	911.8	3,256.6	10,134.8	14,210.1	31,029.7	33.0
C	1,071.7	181.2	387.9	303.1	1,253.9	3,185.1	6,927.5	12,608.3	13.0
D	68.4	36.9	70.2	59.0	237.3	437.2	1,840.8	2,749.8	3.0
E	24.2	5.8	15.3	7.0	27.1	81.5	470.1	631.1	1.0
F	9.3	2.3	4.0	2.7	12.6	18.5	193.6	242.9	—
G	6.5	1.5	5.1	1.3	8.2	13.8	166.3	202.7	—
H	24.2	5.1	10.2	6.4	32.8	76.8	863.5	1,019.1	1.0
Total	**3,565.0**	**2,117.2**	**4,522.0**	**3,758.0**	**10,767.9**	**25,702.8**	**45,631.8**	**96,064.9**	**100.0**

	As of December 31, 2005 – Overdue								
	Due in 15 days or less	Due in 16-30 days	Due in 31-60 days	Due in 61-90 days	Due in 91-180 days	Due in 181-360 days	Due after 360 days	Total	%
	(in million of *reais*, except percentages)								
Risk									
A	—	—	—	—	—	—	—	—	—
B	30.2	281.4	22.3	0.1	0.2	0.1	—	334.2	6.0
C	15.0	256.2	399.2	12.3	10.8	0.1	—	693.7	12.0
D	4.3	108.6	160.7	320.9	67.6	0.2	0.8	663.1	12.0
E	2.3	49.9	62.7	91.5	310.3	26.9	—	543.5	9.0
F	0.7	21.1	29.3	41.1	366.8	25.4	—	484.4	8.0
G	0.5	22.1	29.4	27.1	500.3	22.1	—	601.6	11.0
H	4.8	75.6	108.0	93.0	474.7	1,463.6	183.5	2,403.2	42.0
Total	**57.9**	**815.0**	**811.5**	**585.9**	**1,730.7**	**1,538.5**	**184.3**	**5,723.8**	**100.0**

Credit Transactions by Economic Activity

The following table presents the composition of Banco do Brasil's credit portfolio, including non-performing loans, by economic activity of the borrower and the percentage that each segment represents in relation to the total credit portfolio of the Bank at each of the dates indicated.

	As of December 31,					
	2006	%	2005	%	2004	%
	(in thousands of *reais*, except percentages)					
Public sector	3,039,868	2.3	3,642,903	3.7	4,195,673	4.7
In Brazil	514,033	0.4	443,576	0.5	517,752	0.5
Government	254,795	0.2	184,065	0.2	371,716	0.4
Direct management	242,126	0.2	168,633	0.2	180,791	0.2
Indirect management	12,669	—	15,432	—	190,925	0.2

	As of December 31,					
	2006	%	2005	%	2004	%
	(in thousands of *reais*, except percentages)					
Corporate activities	259,238	0.2	259,511	0.3	146,036	0.1
Industry	173,143	0.1	165,007	0.2	33,990	—
Commerce	—	—	333	—	8,182	—
Financial companies	68,120	0.1	69,464	0.1	68,216	0.1
Other services	17,975	—	24,707	—	35,648	—
Abroad	2,525,835	1.9	3,199,327	3.2	3,677,921	4.2
Corporate activities	2,525,835	1.9	3,199,327	3.2	3,677,921	4.2
Industry	54,515	—	—	—	—	—
Other companies	34,070	—	—	—	—	—
Other services	2,437,250	1.8	3,199,327	3.2	3,677,921	4.2
Private Sector	**130,116,851**	**97.7**	**98,145,786**	**96.3**	**84,358,056**	**95.3**
In Brazil	120,461,416	90.5	92,168,420	90.6	79,018,900	89.2
Rural	38,718,411	29.1	33,382,226	32.8	28,797,349	32.5
Industry	32,678,710	24.5	22,168,477	21.8	18,031,108	20.4
Commerce	13,384,193	10.1	10,904,272	10.7	9,383,604	10.6
Financial companies	248	—	4	—	205	—
Other services	14,055,522	10.6	9,276,710	9.1	8,353,066	9.4
Individuals	21,624,332	16.2	16,436,731	16.2	14,453,568	16.3
Abroad	9,655,435	7.3	5,977,366	5.7	5,339,156	6.1
BB Group	7,635	—	26,788	—	2,520	—
Commerce	740,560	0.6	776,665	0.7	285,686	0.3
Industry	7,344,297	5.5	4,332,895	4.2	4,144,393	4.7
Other companies	61,698	0.1	60,316	0.1	31,251	—
Other banks	878,651	0.7	418,106	0.4	489,738	0.6
Individuals	5,847	—	11,209	—	28,366	—
Other services	616,747	0.5	351,387	0.3	357,202	0.5
Total	**133,156,719**	**100.0**	**101,788,689**	**100.0**	**88,553,729**	**100.0**

Rating of the Credit Transactions Portfolio

Banco do Brasil's credit transactions are classified based on specific methodologies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Credit and Risk Control".

The following table presents, at December 31, 2006, 2005 and 2004 the Bank's classification of its portfolio of credit transactions, according to Central Bank categories, and at December 31, 2006 non-performing credit transactions and the allowance corresponding to the credit transactions classified within each Central Bank category.

	As of December 31,					
	2006		2005		2004	
Level of Risk	Credit transactions	% of Total	Credit transactions	% of Total	Credit transactions	% of Total
	(in millions of *reais*, except percentages)					
AA	32,968,759	24.8	18,406,992	18.1	17,100,375	19.3
A	32,010,688	24.0	29,174,155	28.7	25,152,904	28.4
B	40,689,855	30.6	31,363,897	30.8	27,962,469	31.6
C	15,469,788	11.6	13,302,069	13.1	11,338,299	12.8
D	4,200,864	3.2	3,412,893	3.4	2,494,055	2.8
E	1,984,654	1.5	1,174,673	1.2	831,304	0.9
F	693,431	0.5	727,375	0.7	498,623	0.6
G	981,074	0.7	804,327	0.8	411,742	0.5
H	4,157,606	3.1	3,422,308	3.4	2,763,958	3.1
Total	**133,156,719**	**100.00**	**101,788,689**	**100.0**	**88,553,729**	**100.0**

Level of risk	As of December 31, 2006 Allowance for credit losses
AA	—
A	160,053
B	406,899
C	464,094
D	420,086
E	595,396
F	346,715
G	686,752
H	4,157,606
Subtotal	**7,237,601**
Additional allowance foreign	23,684
Additional allowance domestic	1,373,429
Total	**8,634,714**

Minimum Capital Requirements

The following table presents the minimum capital required in accordance with Central Bank rules, the regulatory capital for purposes of computing the capital to risk-weighted assets, the capital to risk-weighted assets ratio, and the excess of the Bank's regulatory capital as compared to the minimum required on a full consolidation basis each as of December 31, 2006, 2005 and 2004. The Central Bank has required that this presentation be made on a consolidated basis since July 2000.

	At and for the year ended December 31,		
	2006	**2005**	**2004**
		(in millions of *reais*)	
Assets weighted by risk	170,886	139,598	127,179
Required stockholders' equity	19,569	15,836	14,513
AWR (Assets weighted by risk)	18,798	15,356	13,990
Swap	332	223	196
Foreign exchange exposure	—	—	—
With exposition to interest rates	439	258	326
Referential equity assets	30,756	24,639	20,050
Tier I	20,729	16,817	14,000
Capital	11,913	10,797	9,864
Capital reserve	356	5	5
Revenue reserve	8,101	6,020	4,294
Market adjusted securities and derivatives.	382	130	43
Treasury shares	—	(126)	(126)
Tax Credit excluded from Tier I of Referential Equity Assets	(23)	(10)	(80)
Tier II	10,027	7,822	6,051
Subordinated debt	8,957	7,799	6,025
- Funds Obtained from the FCO	8,342	7,126	6,025
- Funds Obtained Abroad	615	673	—
Hybrid Capital and Debt Instruments	1,063	—	—
Revaluation reserve	7	23	26
Surplus/of stockholders' equity	11,187	8,803	5,538
Margin of leverage	101,698	80,029	50,344
Basel ratio	17.3	17.1	15.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion contains an analysis of the consolidated results of operations of Banco do Brasil at and for the years ended December 31, 2006, 2005 and 2004. The following discussion should be read in conjunction with the Annual Financial Statements and the reports and the notes thereto included elsewhere herein. The financial statements of Banco do Brasil have been prepared in accordance with Brazilian GAAP. Certain information included herein is derived from unaudited management accounting records. See "Risk Factors — Risks Relating to the Brazilian Banking Industry — There are differences between Accounting Practices Adopted in Brazil and generally accepted accounting principles in the United States ("U.S. GAAP")" and "Part C — Description of Certain Differences Between Accounting Practices Adopted in Brazil and Generally Accepted Accounting Principles in the United States of America".

General Overview

Banco do Brasil is the largest bank in Brazil based on total assets, on the volume of assets under management, lending portfolio and by the volume of funds obtained in the market at December 31, 2006. Banco do Brasil and its subsidiaries provide a full range of banking products and financial services in Brazil, including retail and wholesale banking, rural lending, deposit taking, trade financing, leasing, foreign exchange brokerage, credit card and travellers' check services, consumer lending, investment banking, fund management, insurance, pension fund management, capital markets services, and leasing and insurance brokerage. Banco do Brasil also carries out U.S. dollar and other foreign currency denominated deposit-taking, trade financing, lending and leasing services through its branches and subsidiaries outside Brazil. The Bank, through its affiliated companies and subsidiaries abroad, also offers dollar deposit, trade finance, lending and commercial leasing transactions denominated in U.S. dollars and other currencies. In addition, Banco do Brasil has traditionally acted as agent of the National Treasury and other Federal Government agencies in implementing policies and programs which are intended to benefit Brazil as a whole.

Brazilian Economic Conditions

The financial condition and results of operations of Banco do Brasil for the periods presented have been affected by general economic conditions prevailing in Brazil, including, among other things, rates of GDP growth, inflation indices, interest rates, exchange rate variations and Federal Government tax policies.

In past years, the Brazilian economic environment has been characterized by periods of low economic growth compared to other developing countries. The performance of the Brazilian economy impacts on the purchasing power of Banco do Brasil's clients, thereby influencing demand for its banking products and services. Additionally, the demand for banking products in general is affected by the development of the Brazilian economy.

Since the inauguration of President Lula in January 2003, the Brazilian economy has been characterized by higher levels of stability compared to previous years, and the current Federal Government has generally continued to implement the macro-economic policies of the previous government. In general, the Federal Government has continued to pursue a policy of fiscal responsibility, inflation targets and free exchange rates, and, as a result, investor confidence in Brazil has increased since 2003.

In 2004, the Brazilian economy showed improvements in key economic indicators. GDP grew by 5.7% and the average unemployment rate fell from 12.3% to 11.5% in the main metropolitan regions of the country according to unemployment estimates published by IBGE. Brazil recorded a primary surplus in public accounts (before the payment of interest on its debts) of 4.18%. During 2004, Brazil had a commercial surplus of U.S.$33.7 billion, its highest commercial surplus ever. Inflation, as measured by IPCA, was 7.6% in 2004. In 2004, the *real* appreciated by 8.1% against the U.S. dollar, closing at R$2.6544 per U.S.$1.00 at December 31, 2004. However, increased economic activity in 2004 caused some concern in relation to inflation and, as a consequence, the Federal Government maintained existing levels of interest

rates. The average tax burden as a percentage of GDP increased from 35.5% in 2003 to 36.8% in 2004 according to the Brazilian Institute of Tax Planning ("*Instituto Brasileiro de Planejamento Tributário*" or "IBPT").

In 2005, the Federal Government maintained high interest rates in order to reach the targeted inflation rate of 5.1% for the year. However, with the slowing of the Brazilian economy, the Federal Government began to reduce the SELIC rate in order to encourage economic growth. On December 31, 2005, the SELIC rate was 18% per year. In 2005, the *real* appreciated by 11.8% against the U.S. dollar. Despite this appreciation, Brazil recorded a commercial surplus of U.S.$44.8 billion, its highest surplus ever. In addition, GDP grew by 2.9% in 2005, and inflation, as measured by the IPCA, was 5.7%. The average tax burden as a percentage of GDP increased from 36.8% in 2004 to 37.8% in 2005 according to the IBPT.

During 2006, the Real appreciated 8.7% against the U.S. Dollar. Brazil recorded a commercial surplus of U.S.$46.5 billion and inflation as measured by IPCA was 3.1%. The SELIC rate was reduced to 15.18% at June 30, 2006, and by the end of 2006 the SELIC rate had reached 13.25%. As a result of these decreases, average interest reates for 2006 were significant lower than for 2005. On June 6, 2007 the COPOM adjusted the SELIC rate to 12.0%.

The following table sets forth certain macroeconomic data for the periods indicated.

	Year ended December 31,		
	2006	**2005**	**2004**
Real GDP growth	3.7%	2.9%	5.7%
Inflation (IGP-M)[1]	3.8%	1.2%	12.4%
Inflation (IPCA)[2]	3.1%	5.7%	7.6%
CDI[3]	15.04%	19.00%	16.16%
Real (valuation) devaluation vs. U.S. dollar	(8.7)%	(11.8)%	(8.1)%
Exchange rate at end of period — U.S.$1.00	R$2.1380	R$2.3407	R$2.6544
Average exchange rate — U.S.$1.00[4]	R$2.1679	R$2.4125	R$2.9171

Notes:—

(1) Inflation (IGP-M) is the General Market Price Index measured by FGV/SP.

(2) Inflation (IPCA) is a General Consumer Price Index measured by the IBGE.

(3) The CDI rate is the average of the prevailing interbank deposit rates in Brazil (accumulated up to the last month of the period).

(4) Average exchange rate on the last day of each month of the period.

Sources: FGV/SP, IBGE and Central Bank.

Brazilian Economic Volatility

Exchange rates for the *real* can be highly volatile. The *real* experienced significant appreciation in 2004, 2005, 2006 and the first quarter of 2007. The *real*/U.S. dollar Commercial Market exchange rate appreciated to R$2.65 per U.S.$1.00 on December 31, 2004 and to R$2.34 per U.S.$1.00 on December 31, 2005. The *real*/U.S. dollar exchange rate appreciated further to R$2.14 per U.S.$1.00 on December 31, 2006 and to R$1.87 per U.S.$1.00 on July 12, 2007. See "Part A — Foreign Exchange Rates and Exchange Controls" and "Risk Factors — Risks Relating to Macroeconomic Factors and Governmental Policies" for a more detailed discussion of the changes in the *real* to U.S. dollar exchange rate for the periods covered in this Program Circular.

Banco do Brasil's financial performance is affected by the volatility of the *real*. In particular, the appreciation of the *real* against the U.S. dollar in 2004, 2005 and 2006 decreased the cost in *reais* of Banco do Brasil's foreign currency denominated funding. Furthermore, Banco do Brasil has relatively low foreign exchange exposure due to the majority of its operations being conducted in *reais* in Brazil. Exchange rate fluctuations affect the Bank most directly in terms of expenses from income tax and social contribution, as gains and losses from exchange rate fluctuations in respect of certain assets are not taken into account in

calculating income tax and social contribution expenses. In March 2006, the Bank adjusted its hedging operations in order to minimize these effects.

In 2003, Brazilian GDP increased by 0.5%. In 2004 and 2005, GDP increased by 4.9% and 2.4%, respectively. For the year ended December 31, 2004, inflation was approximately 7.6% as measured by the IPCA. For the year ended December 31, 2005, the IPCA reached 5.7%. For the year ended December 31, 2006, the IPCA reached 3.14

The following table sets forth the low, high, average and period-end SELIC rate, as reported by the Central Bank from 2004 through 2006.

Year ended December 31,	Low	High	Average[1]	Period-End
2004	16.00	17.75	16.44	17.75
2005	18.00	19.75	19.15	18.00
2006	13.25	17.25	15.05	13.25

Notes:—

(1) Average of month-end rates during the period.

Banco do Brasil does not play an active role in the implementation of the Federal Government's currency policies. Banco do Brasil trades foreign currency mostly as agent for its clients, which includes the Central Bank. The Central Bank also trades foreign currency through other commercial banks and dealers.

For further information regarding economic and political conditions in Brazil, see "Risk Factors — Risks Relating to Macroeconomic Factors and Governmental Policies — Exchange rate instability may adversely affect the Bank's results of operations and the market price of its shares".

The Bank's Strategy for Dealing with the New Economic-Financial Reality

In order to deal with Brazilian economic and financial conditions and any downturns which may occur, Banco do Brasil has implemented its own risk management system. This system includes categories and segregation levels which are even more stringent than those required by law and applicable regulation.

In order to implement and evaluate the Bank's various risk categories and define strategies, the Bank established the Global Risk Committee (the *Comitê de Risco Global* or "CRG"), which is responsible for decisions related to risk management of the Bank and its wholly-owned subsidiaries. The CRG's meetings are held on a monthly basis. The CRG is composed by the Executive Board and other officers from diverse directorates of the Bank. The CRG's duties include:

- reviewing the foreign exchange exposure limits of the Bank's corporate group;
- reviewing the Bank's value at risk (V@R) limits in respect of transactions with exposure to fixed interest rates and accounted for at market values;
- revision of the Free Funds Availability Indicator "*Indicador Disponibilidade de Recursos Livres*" or "DRL");
- transferring of liquidity and market risks from Banco do Brasil's wholly-owned subsidiaries to the Bank;
- establishing global operational loss limits;
- establishing operational loss limits in respect of the Bank's self-service terminals;
- establishing loss limits for 31 pre-defined macro-economic sectors; and
- establishing guidelines in respect of anticipated levels of default and non-performance.

In relation to the overall risk management, the Bank consistently analyses its overall business strategy in light of prevailing market developments and the banking environment in which it competes. Management believes that this process allows the Bank to most effectively implement its competitive strategy.

In addition, the market, liquidity, operational and credit risk directorates of Banco do Brasil's corporate group are centralized and segregated from the business areas of the Bank. Management believes that this segregation maximizes the effectiveness of the Bank's credit risk analysis processes, and allows the Bank to efficiently manage its capital structure in light of the requirements of the New Basel Agreement (Basel II).

The Bank's legal risk management group manages the Bank's outstanding litigation and monitors the Bank's operations in light of applicable law and regulation. The Bank's marketing risk management team works to ensure that the Bank's activities in the area of social responsibility are communicated to its clients, employees, shareholders and the market as a whole.

Critical Accounting Policies Used by the Bank

Accounting policies are described in detail in the Notes to the Bank's audited financial statements. Banco do Brasil's most complex accounting policies require significant management judgment on matters that are unclear, including the valuation of certain assets and liabilities. The Bank has established policies and control procedures intended to ensure that stringent valuation methods are applied in accordance with applicable accounting principles on a consistent basis for the relevant period. These policies and procedures help to ensure that the process for changing methodologies occurs in an appropriate manner. The following is a brief description of the Bank's current accounting policies which require significant management judgments.

Allowance for Loan Losses

Banco do Brasil's allowance for loan losses is used to adjust the value of the Bank's loan assets for probable loan losses and also to follow the requirements of the Central Bank. In Brazil, Resolution No. 2,682, issued by the CMN on December 22, 1999, which became effective in March, 2000, determined the risk scales and the respective percentage of the allowance for loan losses. In accordance with this Resolution, the Bank classifies operations in risk bands ranging from AA (lowest risk level) to H (highest risk level) and a regulatory allowance percentage is computed for loans in each risk category (ranging from 0% for loans in category AA to 100% for loans in category H). To assign each loan to a specific category, Banco do Brasil classifies loans into two groups. The first group comprises transactions where, in management's judgment, credit risk is minimized, including: (i) transactions where credit risk is fully assumed by third parties; (ii) transactions where credit risk is shared among Banco do Brasil and third parties; and (iii) transactions with collateral which may be traded in the market or with credit insurance. The second group comprises transactions which do not fall into any of the three categories above and as such are classified according to the general criteria established by Resolution No. 2,682/99.

Restructured operations are classified according to specific criteria estabilished by Resolution 2,689/99. The loans to clients whose total indebtedness is less than R$50,000 are classified according to Resolution 2,697/00 (which complemented Resolution 2,682), considering only the characteristics of the relevant product.

The Bank reviews each loan periodically based on its characteristics and situation, as follows: (i) every 12 months as from the date of the last review; (ii) every six months for transactions with clients whose indebtedness is higher than 5% of its referential equity value; or (iii) at any time: (a) for credit risk and limit reviews and (b) as a result of delays in payments of instalments, principal or fees.

Fair Value of Financial Instruments

In accordance with Accounting Practices Adopted in Brazil, Banco do Brasil carries some of its assets at their fair value. Fair value is defined as the value at which a position could be closed out or sold in a transaction with a willing and knowledgeable counterparty. The market value of the majority of securities held by the Bank is determined based on the value of transactions executed on that day or on the prior

working day. When information about such transactions is not available, fair value is determined based on the results of the research compiled by the National Association of Open Market Institutions ("*Associação Nacional de Instituições do Mercado Aberto*" or "ANDIMA"). When quotes from such sources are not available, fair value is determined based on internally developed cash flow and pricing models. Management will estimate fair value, for example, when there is limited market data to rely on when estimating the impact of holding a large or old position. Similarly, management will also decide on estimated prices where no external parameters are available and internal models are used. Specific details on fair value of securities are presented in Notes 3.d, 3.e, 5 and 17.i to the 2006 Financial Statements.

Banco do Brasil enters into futures, options and swaps in order to manage its exposure to interest rate risk and foreign exchange risk. Futures and options are recorded at their quoted market price on the exchanges where they are traded, generally the Brazilian Mercantile & Futures Exchange ("*Bolsa de Mercadorias e Futuros*" or "BM&F"), the futures exchange market, with the value of assets and liabilities adjusted accordingly and gains or losses on such futures recorded in the income statement.

Determination of the Amount of Tax Loss Carryforwards to Be Recognized as an Asset

Deferred tax assets and liabilities include those related to the income tax and the social contribution tax, a federal tax which is also based on income. The realization of deferred tax assets through a reduction in the amount of taxes payable during future periods depends on whether the entity that has the carry-forward tax losses has taxable net income in future periods. Since 2001, Banco do Brasil has been taking specific steps in order to increase its taxable income including, among other things, incorporating activities previously carried out through subsidiaries into the Bank's business and the reduction of its investment in subsidiaries outside Brazil. However, it cannot be guaranteed that sufficient taxable income will be generated in the future which will allow Banco do Brasil to realize such deferred tax assets. Specific regulations issued by the Central Bank require that if an entity experiences losses for three fiscal years within the last five fiscal years, it cannot record a deferred tax asset for its carry-forward tax losses or for other temporary differences. The Bank experienced taxable income during the years ended December 31, 2003, 2004, 2005 and 2006. Although under applicable regulations Banco do Brasil may record the carry-forward tax losses as deferred tax assets, the Bank adopted a specific policy, from September 2001 through December 2003, by which the amount recorded as assets for carry-forward tax losses were reduced in each period by an amount at least equal to the net income before taxes (according to its financial statements) multiplied by the tax rate (34%) irrespective of the existence of taxable income during those periods. Banco do Brasil began to generate positive taxable income in the fourth quarter of 2001.

As at December 31, 2006, Banco do Brasil's balance sheet included assets in the amount of R$8.6 billion (compared to R$6.7 billion at December 31, 2005 and R$8.4 billion at December 31, 2004) in respect of timing differences and the recognition of tax benefits from carry-forward tax losses. At December 31, 2006, such assets represented 2.9% (compared to 2.6% at December 31, 2005 and 3.5% at December 31, 2004) of Banco do Brasil's total assets and do not generate income. See "Risk Factors — Risks Relating to the Brazilian Banking Industry".

Pursuant to the CMN Resolution No. 3,059 dated December 20, 2002, as amended by Resolution No. 3,355/06 ("Resolution No. 3,059/02"), the Bank makes periodic technical studies of the periods in which deferred tax assets may be realized. For deferred tax assets that may be realized after five years, applicable rules require capital allocations in specified amounts after the expiration of the five-year period. These amounts were 20% in 2004, 40% in 2005, 60% in 2006, 80% in 2007 and up to 100% in 2008. It is important to note that the deferred tax assets based on temporary differences are mainly related to recorded provisions, the realization of which are preponderantly longer-term. After January 2008, the total amount of deferred tax assets cannot exceed 40% of Tier 1 referential equity value. If the Bank is unable to maintain its taxable income in the future, it may be required to write-off its deferred tax assets and could be compelled by the Central Bank to reduce its assets and stockholders' equity. Accordingly, any such write-off or reduction could have a material adverse effect on the Bank's financial condition and results of operations. Resolution No. 3,059/02, as amended by Resolution No. 3,335/06, sets forth the terms pursuant to which deferred tax assets may be carried, maintained and written-off.

The CMN establishes that financial institutions and other entities authorized to operate by the Central Bank may only account for deferred tax assets on their balance sheets as a result of: (i) withholding tax losses, (ii) negative base of Social Contribution on Net Income tax (*"Contribuição Social Sobre o Lucro Liquido"* or "CSLL"); and (iii) credits related to temporary differences when certain conditions are met: (x) historical profit or taxable revenue (withholding tax and CSLL, as the case may be), during three of the five last fiscal years, including the most recently completed fiscal year; and (y) expectation to generate profit or taxable revenue in the future (withholding tax and CSLL, as the case may be), based on technical studies showing the probability of future occurrences with taxes and contributions that will allow the realization of the deferred tax assets within 10 years.

Contingencies for Litigation

Banco do Brasil is routinely involved in legal proceedings as a defendant as well as a plaintiff. Banco do Brasil is a defendant in various lawsuits instituted by customers, employees, former employees and outsourced service providers. In relation to administrative lawsuits, the main plaintiffs are the INSS, the Federal Revenue Office and the State and Municipal Treasuries. Lawsuits where Banco do Brasil is the plaintiff mostly involve the Bank seeking the recovery of overdue loans. Banco do Brasil has established controls in order to identify the implication to the Bank of all claims received. Banco do Brasil believes that its involvement in these legal proceedings is part of the normal course of its business, relating to the function of the Bank as a development agent. Banco do Brasil records a provision for these claims based on an analysis of the probability of loss and the ability to estimate the amount of the loss. See "Business — Litigation".

Income and Expenses

Banco do Brasil's principal sources of income and expenses are:

- *income from financial intermediation*, which includes revenues from credit operations, securities and derivatives transactions, foreign exchange transactions and income generated from compulsory deposits;
- *expenses from financial intermediation*, which includes expenses paid on deposits, funds obtained in the open market and other borrowings, expenses in respect of domestic and foreign onlending transactions and expenses in connection with leasing and foreign exchange operations; these expenses also include allowances for credit losses, which are intended to adjust the value of Banco do Brasil's loan assets for probable loan losses in accordance with CMN regulations;
- *other operating income*, which includes service fees, equity in the earnings of subsidiaries and other associated companies and certain other sources of income; and
- *other operating expenses*, which includes personnel, administrative, tax and certain other expenses.

Results of Operations

Year ended December 31, 2006 compared to the year ended December 31, 2005

Banco do Brasil reported overall net income for the year ended December 31, 2006, of R$6.044 billion compared to R$4.154 billion for 2005, an increase of 45.5%. Banco do Brasil reported gross income from financial intermediation of R$10.808 billion for the year ended December 31, 2006 compared to R$10.809 billion for 2005, a decrease of 0.01%. The main factors which contributed to the increase of the net income were the recording of approximately R$3.1 billion of additional tax credits as a gain on income tax and social contribution as a future offset against income in respect of unclaimed existing tax credits and; the income related to the "PREVI - Parity Fund Agreement"(R$1.0 billion, net of taxes), which were offset by the increase of allowance for loan losses due to increased risk related to its credit portfolio and additional allowances in the amount of R$1.3 billion, and the decrease in income from tax indebtedness (R$640.7 million, net of taxes). The principal components of the Bank's financial results are described below.

Revenue from Financial Intermediation

The following table sets forth the principal components of Banco do Brasil's revenues from financial intermediation for the year ended December 31, 2006 and 2005.

	Year ended December 31,				
	2006	% of total revenues from financial intermediation	2005	% of total revenues from financial intermediation	Variation
	(in thousands of *reais*, except percentages)				
Lending operations	21,613,245	58.2%	19,199,702	57.6%	12.6%
Commercial leasing	533,763	1.4%	382,655	1.2%	39.5%
Marketable securities	13,484,263	36.3%	12,419,029	37.3%	8.6%
Financial instruments and derivatives	(634,688)	(1.7%)	(384,976)	(1.1%)	64.9%
Foreign exchange	539,228	1.5%	10,637	0.1%	4,969.2%
Compulsory investments	1,611,568	4.3%	1,688,913	5.1%	(4.6%)
Total	**37,147,379**	**100.0%**	**33,315,960**	**100.0%**	**11.5%**

Banco do Brasil's gross revenue from financial intermediation increased to R$37.147 billion for the year ended December 31, 2006 from R$33.316 billion for the same period in 2005, an increase of 11.5%. This increase was primarily due to increased income from marketable securities transactions, as well as increased credit operations resulting from the growth in the Bank's overall credit portfolio and increased liquidity.

Income from lending operations increased to R$21.613 billion, or 12.6%, for the year ended December 31, 2006 from R$19.200 billion for the same period in 2005. This increase mainly reflected the higher overall lending activity of Banco do Brasil during the period and is principally derived from: (i) a 10.4% (R$1.025 billion) increase in income from lending operations, which was mainly from consumer lending activities (CDC transactions, R$912.0 million); (ii) a 17.8% (R$622.0 million) increase in income from rural and agribusiness financing, mainly as a result of the increase in income from rural financing transactions with funds from *Poupança Ouro (*R$355.5 million), Pronaf (R$76.0 million), PESA (R$42.5 million), CPR – Cédula de Produto Rural (R$38.2 million) and FCO (R$32.2 million); and (iii) 13.1 % (R$322.1 million) increase from financing transactions, in particular credit card transactions (R$109.6 million), FAT Giro Rural (R$101.4 million), MIPEM transactions (R$44.4 million) and FAT Giro Setorial (R$ 37.4 million).

Revenues from Banco do Brasil's commercial leasing operations increased 39.5% to R$533.8 million for the year ended December 31, 2006, compared to R$382.7 million for the same period in 2005. This increase mainly reflected an increase in the average volume of this type of transaction during the year ended December 31, 2006.

Income from Banco do Brasil's marketable securities transactions increased by 8.6% to R$13.484 billion for the year ended December 31, 2006 from R$12.419 billion for the same period in 2005. This increase mainly resulted from a 295.2% (R$2.208 billion) increase in income from repurchase transactions due to the increase in the average balance of this portfolio (R$16.058 billion). This increase was partially offset by a decrease in income from fixed income securities (R$1.495 billion, or 13.5%) due to the lower accumulated annual variation of the SELIC rate (15.1% in the year ended December 31, 2006, compared to 19.1% in the same period in 2005), despite the increases in the average balance of this portfolio and an increase in the accumulated annual variation of the IGP-M rate.

Banco do Brasil's results from financial instruments and derivatives trading was a loss of R$634.7 million for the year ended December 31, 2006, compared to a loss of R$385.0 million for the same period in 2005, an increase in expense of 64.9%. This increase mainly resulted from: (i) losses in currency options transactions (*contratos de opções de moedas*) due to the increase in the volume of contracts liquidated; and

(ii) the increase in losses in currency forward transactions (*operações de termo de moedas*), due to the increase in the volume of long positions in U.S. Dollar.

Banco do Brasil recorded income of R$539.2 million on trading in its foreign exchange portfolio for the year ended December 31, 2006 compared to an income of R$10.6 million for the same period in 2005. This increase mainly derived from: (i) the effect of the smaller depreciation of the Japanese Yen against the U.S. Dollar (0.9% in the year ended December 31, 2006, compared to 15.3% in the same period in 2005) in foreign branches and subsidiaries; and (ii) the effect of the smaller depreciation of the U.S. Dollar against the R*eal* (8.7% in year ended December 31, 2006, compared to 11.8% in the same period of 2005) on ACC/ACE Automatic transactions partially offset by a decrease on sales related to financial foreign exchange transaction and on bills of exchange in foreign currencies (*ordens de pagamento em moeda estrangeira*).

Banco do Brasil's income from compulsory investments decreased to R$1.612 billion for the year ended December 31, 2006 from R$1.689 billion for the same period in 2005. This 4.6% decrease was mainly due to the lower accumulated annual variation of the Referential Rate ("*Taxa Referencial*" or "TR" rate) and SELIC rate (2.0% and 15.1% in the year ended December 31, 2006, respectively, compared to 2.8% and 19.1% in the same period in 2005, respectively), despite the increase in the average balance of this portfolio (R$1.529 billion).

Expenses from Financial Intermediation

The following table sets forth the principal components of Banco do Brasil's expenses from financial intermediation for the year ended December 31, 2006 and 2005.

	Year ended December 31,				
	2006	% of total expenses from financial intermediation	2005	% of total expenses from financial intermediation	Variation
	(in thousands of *reais*, except percentages)				
Deposits and funds obtained in the money market	16,988,740	64.5%	15,246,252	67.8%	11.4%
Borrowings and on-lending	1,849,559	7.0%	1,602,403	7.1%	15.4%
Commercial leasing	360,803	1.4%	251,413	1.1%	43.5%
Allowance for credit losses	7,139,967	27.1%	5,406,631	24.0%	32.1%
Total	**26,339,069**	**100.0%**	**22,506,699**	**100.0%**	**17.0%**

Banco do Brasil's expenses incurred in connection with financial intermediation increased by 17.0%, to R$26.339 billion for the year ended December 31, 2006, compared to R$22.507 billion for 2005. This increase mainly derives from the increase in expenses related to the allowance for loan losses, reflecting the increased size of the Bank's credit portfolio and additional allowances in the amount of R$1.300 billion, and the increase in expenses from deposits and funds obtained in the open market.

Banco do Brasil's expenses from deposits and funds obtained in the open market increased by 11.4% to R$16.989 billion for the year ended December 31, 2006 from R$15.246 billion for the same period in 2005. This increase mainly resulted from: (i) a 17.8% (R$1.017 billion) increase in expenses relating to time deposits as a result of the increase in the average balance of these deposits, despite decreases in the CDI rate, the SELIC rate and the Referential Rate ("*Taxa Referencial*" or "TR" rate) during the period; (ii) a 79.8% (R$394.6 million) increase in expenses of interbank deposits; and (iii) 6.2% (R$355.0 million) increase in expenses from repurchase transactions due to the increase in the average balance of these transactions.

Banco do Brasil's expenses from borrowings and onlendings consist primarily of costs relating to foreign funding, BNDES repass lending operations and expenses from funding foreign currency denominated assets, among others. Banco do Brasil's expenses related to these transactions increased 15.4% to R$1.850 billion for the year ended December 31, 2006 from R$1.602 billion for the same period in 2005.

This increase was mainly due to an increase in volume of and corresponding expenses arising from National Treasury and FINAME onlending transactions, in the amount of R$114.8 million (55.0%) and R$163.1 million (51.5%), respectively.

Expenses relating to Banco do Brasil's commercial leasing operations increased by 43.5% to R$360.8 million for the year ended December 31, 2006, compared to R$251.4 million for the same period in 2005, mainly reflecting the increase in overall volume of the Bank's leasing transactions in 2006.

Banco do Brasil's provision for loan losses increased by 32.1% to R$7.140 billion for the year ended December 31, 2006, compared to R$5.407 billion for the same period in 2005. This increase was mainly due to the growth in the Bank's overall credit portfolio and additional allowances in the amount of R$1.300 billion kept by the Bank as a result of a more conservative policy in relation to the risks that exist in the portfolio.

Gross Profit from Financial Intermediation

As a result of the foregoing factors, Banco do Brasil recorded gross profit from financial intermediation in the year ended December 31, 2006 of R$10.808 billion, compared to R$10.809 billion for the same period in 2005, a decrease of 0.01%.

Other Operating Income/Expenses

The following table sets forth the principal components of Banco do Brasil's other operating income (expenses) for the year ended December 31, 2006 and 2005.

	For the year ended December 31,		
	2006	2005	Variation
	(in thousands of *reais*, except percentages)		
Services rendered	8,887,274	7,648,070	16.2%
Personnel expenses	(7,870,755)	(7,473,179)	5.3%
Other administrative expenses	(5,873,116)	(5,670,208)	3.6%
Taxes	(1,825,290)	(1,720,747)	6.1%
Equity in the earnings (losses) of associated and subsidiary companies	287,981	(66,723)	(531.6%)
Other operating income	5,137,813	7,623,475	(32.6%)
Other operating expenses	(3,355,802)	(4,119,537)	(18.5%)
Total	**(4,611,895)**	**(3,778,849)**	**(22.0%)**

Other operating income (expenses) increased to an expense of R$4.612 billion for the year ended December 31, 2006 from an expense of R$3.779 billion for the same period of 2005, an increase of 22.0%. This was mainly due to the factors set forth below.

Banco do Brasil's income from services rendered included: (i) commissions earned on collection services; (ii) investment fund management fees and other private sector banking service charges; and (iii) commissions earned by Banco do Brasil as an agent of the Federal Government in its role as national clearing agent. Banco do Brasil's income from services rendered increased to R$8.887 billion for the year ended December 31, 2006 from R$7.648 billion for the same period of 2005, an increase of 16.2%. The increase resulted mainly from: (i) a 19.7% (R$240.1 million) increase in investment funds fees; (ii) a 12.1% (R$182.3 million) increase in service fee income from Banco do Brasil's "service package" ("Service Package" is the current name for "Ouro Plan". See "Business — Retail Market — Principal Retail Products and Services"); (iii) a 19.3% (R$140.4 million) increase in collections fees; (iv) 22.6% (R$135.6 million) increase in income from loans contracted; (iv) a 17.6% (R$102.6 million) increase in credit card fees; and (v) a 37.1% (R$100.8 million) increase in fees for official services.

Personnel expenses increased 5.3% to R$7.871 billion for the year ended December 31, 2006, compared to R$7.473 billion for the same period in 2005. This increase mainly resulted from: (i) increases in payroll expenses and benefits and social charges primarily due to a 3.5% salary adjustment following the 2006/2007 collective bargaining agreement; and (ii) the effect of the recording's suspension in the actuarial asset during 2006 of the amount repassed to PREVI exceeding the cost of Benefit Plan No.1. This increase was partially off-set by a decrease in personnel provisions and in labor claim losses.

Other administrative expenses increased to R$5.873 billion for the year ended December 31, 2006 from R$5.670 billion for the same period of 2005, an increase of 3.6%. This variation resulted from the increase of certain expenses and decrease of other items, the most significant of which included: (i) a 62.2% (R$107.6 million) increase in advertising and publicity expenses; (ii) 10.7% (R$42.5 million) increase in security services expenses; (iii) a 6.9% (R$40.5 million) increase in data processing expenses; (iv) a 11.8% (R$40.4 million) increase in transportation expenses; (v) a 25.9% (R$38.7 million) increase in amortization costs; (vi) a 4.6% (R$37.7 million) increase in communications expenses; (vii) 95.6% (R$25.8 million) increase in philanthropic contributions; (viii) a 49.8% (R$138.3 million) decrease in promotion and public relations expenses; and (ix) 44.5% (R$59.1 million) decrease in leasing costs.

Non-income tax expenses, consisting of state taxes, CPMF, ITR, IPTU, ISSQN, COFINS and a special Federal Government program called "*Programa de Formação do Patrimônio do Servidor Público* (the "PASEP"), increased to R$1.825 billion for the year ended December 31, 2006 compared to R$1.721 billion for the same period in 2005, an increase of 6.1%. The increase principally relates to the increase of Banco do Brasil's operating income for tax purposes in the year ended December 31, 2006.

Banco do Brasil's associated and subsidiary non-financial companies recorded a gain of R$288.0 million for the year ended December 31, 2006, compared to expense of R$66.7 million for the same period in 2005. This resulted from a decrease in foreign exchange losses (R$393.4 million or 60.9%) mainly due to the smaller depreciation of the U.S. Dollar against the R*eal* (8.7% in the year ended December 31, 2006 compared to 11.8% in the same period of 2005).

Other operating income decreased from R$7.623 billion for the year ended December 31, 2005, to R$5.138 billion for the same period of 2006. This 32.6% decrease mainly resulted from the decreased income from negative foreign exchange adjustments of obligations in foreign currencies, in the amount of R$2.564 billion (78.5%), due mainly to the smaller depreciation of the U.S. Dollar (8.7% in the year ended December 31, 2006 compared to 11.8% in the same period of 2005) and the Japanese Yen (9.4% in the year ended December 31, 2006, compared to 23.4% in the same period of 2005). This decrease also derives from the decrease in income from tax indebtedness (R$1.050 billion), seeing that in 2005, the Bank accounted for an income related to CSLL tax indebtedness for the year 1988 (R$234.0 million) and under Finsocial (R$920.0 million), while in 2006 this line item was basically derived from the updating of the CSLL tax indebtedness for the year 1988 by another rate (INPC rate was replaced by the Selic rate). On the other hand, the Bank recorded, in the year ended December 31, 2006, an income, in the amount of R$1.530 billion related to "PREVI - Parity Fund Agreement" (PREVI - Acordo Fundo Paridade), as a consequence of an agreement signed on May 2, 2006, with the consent of Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) and the Workers'Union in Brasília, São Paulo and Rio de Janeiro, which established that the Fundo Paridade (Parity Fund) should be used to improve the Benefit Plan and amortize the social security liability or reduce/offset future contributions from the Bank.

Other operating expenses decreased 18.5% to R$3.356 billion for the year ended December 31, 2006 from R$4.120 billion for the same period of 2005. This decrease mainly resulted from decreased expenses relating to negative foreign exchange adjustments of investments in foreign currencies (R$1.617 billion or 70.0%), due mainly to the smaller depreciation of the U.S. Dollar and the Japanese Yen, partially offset by the increase in expenses related to performance and customer loyalty premiums paid to clients and the increase in expenses with credit card operations.

Banco do Brasil's non-operating income decreased 42.9% to R$120.0 million for the year ended December 31, 2006 from R$210.1 million for the same period of 2005, mainly due to the decrease in the year ended December 31, 2006, compared to the same period in 2005, from profits related to the sale of certain of the Bank's real property.

Profit Sharing and Taxation

For the year ended December 31, 2006, Banco do Brasil recorded a profit of R$6.316 billion before income tax and social contribution for financial accounting purposes, compared to R$7.241 billion for the same period in 2005. However, Banco do Brasil recorded a gain from income tax and social contribution during the year ended December 31, 2006 in the amount of R$504.1 million, compared to an expense of R$2.554 billion during the same period in 2005. This gain was mainly due to the recording of additional deferred tax assets by the Bank in the amount of R$3.1 billion, as permitted under Resolution No. 3,355/06, which changed the period from five years to ten years for the realization of deferred tax assets that can be recorded by financial institutions. See "—Deferred Tax Assets". Banco do Brasil distributed profit sharing to its employees in the amount of R$776.8 million during the year ended December 31, 2006, compared to R$533.4 million during the same period in 2005.

Overall Net Income

As a result of the factors described above, Banco do Brasil recorded net income of R$6.044 billion for the year ended December 31, 2006, compared to net income of R$4.154 billion for the same period in 2005.

Year ended December 31, 2005 compared to the year ended December 31, 2004

Banco do Brasil reported net income of R$4.154 billion for the year ended December 31, 2005, an increase of 37.4% compared to R$3.024 billion for the year ended December 31, 2004. Banco do Brasil reported gross income from financial intermediation of R$10.809 billion for 2005 compared to R$10.208 billion for 2004, an increase of 5.9%. The principal components of this increase are described below.

Revenues from Financial Intermediation

The following table sets forth the principal components of Banco do Brasil's revenues from financial intermediation for the years ended December 31, 2005 and 2004.

	Years ended December 31,				
	2005	% of total revenues from financial intermediation	2004	% of total revenues from financial intermediation	Variation
	(in thousands of *reais*, except percentages)				
Lending operations	19,199,702	57.6%	17,086,039	55.5%	12.4%
Commercial leasing	382,655	1.1%	288,806	0.9%	32.5%
Marketable securities	12,419,029	37.3%	11,308,099	36.7%	9.8%
Financial instruments and derivatives	(384,976)	(1.1%)	(318,389)	(1.0%)	20.9
Foreign exchange	10,637	0.1%	1,094,518	3.6%	(99.0%)
Compulsory investments	1,688,913	5.0%	1,312,968	4.3%	28.6
Total	**33,315,960**	**100.0%**	**30,772,041**	**100.0%**	**8.3%**

Gross financial revenues increased by 8.3% to R$33.316 billion in 2005 from R$30.772 billion in 2004, principally as a result of increased income from lending operations and from marketable securities transactions, as more fully explained below.

Banco do Brasil's income from lending operations increased to R$19.200 billion for the year ended December 31, 2005, compared to R$17.086 billion for the year ended December 31, 2004. This 12.4% increase reflected the higher overall lending activity of Banco do Brasil during the period, resulting mainly from: (i) an 8.9% (R$805.4 million) increase in income from lending operations (*BB Giro Rápido*, CDC, *BB Giro* and *BB Vendor*); (ii) a 37.8% (R$674 million) increase in income from financing transactions (in particular *Cartão de Crédito*, *Capital de Giro à Exportação, Mipem* and FINAME); and (iii) a 12.1%

(R$378 million) increase in income from rural and agribusiness financing as a result of an increase of R$5.211 billion, or 17.2%, in the volume of rural financing transactions in 2005.

Income from Banco do Brasil's commercial leasing operations increased to R$382.7 million for the year ended December 31, 2005 compared to R$288.8 million for the year ended December 31, 2004, an increase of 32.5%. This increase mainly reflected an increase in the average volume of this type of transaction during 2005.

Income from Banco do Brasil's marketable securities transactions increased by 9.8%, to R$12.419 billion for 2005 from R$11.308 billion in 2004. This increase mainly resulted from a 9.2% (R$936.6 million) increase in income from fixed income securities due to the increase in the average balance of this portfolio (R$460.1 million or 0.7%) and the higher volatility of the SELIC rate (19.0%), one of the interest rates applicable to these securities.

Banco do Brasil's recorded an expense of R$385 million from financial instruments and derivatives trading in 2005 compared to an expense of R$318.4 million for 2004, an increase of 20.9%. This increase was primarily due to increased losses on Banco do Brasil's liability position in relation to swap transactions not linked to foreign currencies, due to a higher annual variation of the CDI index and the SELIC rate in 2005 compared to 2004. However, this increase in losses was partially offset by an increase in gains on Banco do Brasil's liability position in respect of derivatives linked to the U.S. dollar and the Japanese Yen, due to the increased depreciation of these currencies against the *real* in 2005.

Banco do Brasil's gains on trading in its foreign exchange portfolio decreased to R$10.6 million in 2005 from R$1.095 billion in 2004. This 99.0% decrease was mainly derived from: (i) the depreciation of the Japanese Yen against the U.S. Dollar in 2005 (15.3%) as compared to its appreciation against the U.S. Dollar in 2004 (4.3%); (ii) the decrease in income from available funds in foreign currencies due to the recording of income of negative exchange adjustments to "Other Operating Expense", which resulted from the higher appreciation of the Real against the U.S. Dollar (11.8% in 2005 against 8.1% in 2004) and (iii) the increase in the amount of the premium paid to the National Treasury, due to the increase in the resources pre-assigned to the Bank and reserved to future liquidations of obligations of the Federal Government with international organizations (an expense of R$258.0 million in 2005 against R$37.5 million in 2004).

Banco do Brasil's income from compulsory investments increased to R$1.689 billion for the year ended December 31, 2005 from R$1.313 billion for the year ended December 31, 2004. This 28.6% increase is mainly due to an increase in the average balance of this portfolio (R$1.293 billion) and in the interest rates applicable to those compulsory reserves (the SELIC rate and the TR rate which increased from 16.3% and 1.8% in 2004 to 19.1% and 2.8% in 2005, respectively).

Expenses of Financial Intermediation

The following table sets forth the principal components of Banco do Brasil's expenses from financial intermediation for the years ended December 2005 and 2004.

	Years ended December 31,				
	2005	**% of total expenses from financial intermediation**	**2004**	**% of total expenses from financial intermediation**	**Variation**
	(in thousands of *reais*, except percentages)				
Deposits and funds obtained in the open market	15,246,252	67.8%	12,978,230	63.1%	17.5%
Borrowings and on-lending	1,602,403	7.1%	2,864,522	13.9%	(44.1%)
Commercial leasing	251,413	1.1%	199,587	1.0%	26.0%
Allowance for loan losses	5,406,631	24.0%	4,521,286	22.0%	19.6%
Total	**22,506,699**	**100.0%**	**20,563,625**	**100.0%**	**9.4%**

Banco do Brasil's expenses incurred in connection with financial intermediation increased by 9.4%, to R$22.507 billion in 2005, compared to R$20.564 billion in 2004. This increase resulted primarily from increases in the expenses from deposits and funds obtained in the money market. The increase was also a result of increased allowances resulting from increased volumes of rural and agribusiness financing. These results are further explained below.

Banco do Brasil's expenses from deposits and funds obtained in the market, net of gains on repurchase transactions, increased by 17.5% to R$15.246 billion for 2005 from R$12.978 billion for 2004. This increase mainly resulted from a 35.4% (R$1.495 billion) increase in expenses relating to time deposits and an 18.3% (R$430.3 million) increase in savings deposits expenses due to the increase in the average balances of these deposits and in the SELIC rate, TR rate and CDI index.

Banco do Brasil's expenses from borrowings and onlendings consist primarily of costs relating to foreign funding, BNDES repass lending operations and expenses of funding foreign currency denominated assets. Banco do Brasil's expenses in connection with these transactions decreased by 44.1% to R$1.602 billion for 2005 from R$2.865 billion for 2004. This decrease was mainly due to a decrease of R$1.059 billion in expenses arising from obligations linked to the U.S. dollar, which resulted from the recording of income from negative foreign exchange adjustments to "Other Operating Income", due to the 11.8% appreciation of the *real* against the U.S. dollar in 2005, compared to an appreciation of 8.1% in 2004.

Expenses relating to Banco do Brasil's commercial leasing operations increased by 26% to R$251.4 million for the year ended December 31, 2005, compared to R$199.6 million for 2004, mainly reflecting the increase in overall volume of leasing transactions in 2005.

Banco do Brasil's allowance for loan losses increased by 19.6% to R$5.407 billion for the year ended December 31, 2005, compared to R$4.521 billion for the year ended December 31, 2004. This increase mainly resulted from increased allowances resulting from increased volumes of rural and agribusiness financing, the increase in the provisions for contingent liabilities relating to the offsetting of certain tax losses and the increase in provision for guarantees honored to *CPR – Cédula do Produto Rural.*

Gross Profit from Financial Intermediation

As a result of the foregoing factors, Banco do Brasil recorded gross profit from financial intermediation in 2005 of R$10.809 billion, compared to gross profit from financial intermediation of R$10.208 billion in 2004.

Other Operating Income/Expenses

The following table sets forth the principal components of Banco do Brasil's other operating income (expenses) for the years ended December 31, 2005 and 2004.

	Years ended December 31,		
	2005	2004	Variation
	(in thousands of *reais*, except percentages)		
Services rendered	7,648,070	6,606,837	15.8%
Personnel expenses	(7,473,179)	(7,095,915)	5.3%
Other administrative expenses	(5,670,208)	(5,465,754)	3.7%
Taxes	(1,720,747)	(1,468,758)	17.2%
Equity in the earnings (losses) of associated and subsidiary companies	(66,723)	46,357	(243.9)%
Other operating income	7,623,475	5,823,882	30.9%
Other operating expenses	(4,119,537)	(4,047,792)	1.8%
Total	**(3,778,849)**	**(5,601,143)**	**(32.5%)**

Other operating income (expenses) decreased to an expense of R$3.779 billion for the year ended December 31, 2005 from an expense of R$5.601 billion in 2004, a decrease of 32.5%. This was mainly due to the factors set forth below.

Banco do Brasil's income from services rendered included: (i) relationship fees with clients; (ii) investment fund management fees and other private sector banking service charges; (iii) commissions earned on collection services; and (iv) commissions earned by Banco do Brasil from the Federal Government. Banco do Brasil's income from banking services rendered increased to R$7.648 billion for the year ended December 31, 2005 from R$6.607 billion for the year ended December 31, 2004, an increase of 15.8%. The increase mainly arose as a result of: (i) a 31.3% (R$359.4 million) increase in service fee income resulting from Banco do Brasil's *Plano Ouro de Serviços*; (ii) a 22.7% (R$225.6 million) increase in investments funds fees; (iii) a 18.5% (R$100.9 million) increase in income resulting from the Brazilian settlement and transfer of funds systems; and (iv) a 20.7% (R$103.5 million) increase in credit card fees.

Personnel expenses increased by 5.3% to R$7.473 billion for 2005, compared to R$7.096 billion for 2004. This increase primarily reflects: (i) the 6.0% salary adjustment agreed in the Collective Bargaining of 2005/2006 and (ii) the increase in the labor claim losses, partially offset by a decrease in the personnel provisions, mainly due to the creation, in 2004, of provisions for expenses with the "*Plano de Estímulo ao Afastamento* – PEA" in the amount of R$277.4 million, partially reverted in the account "Other Operating Income".

Other administrative expenses increased to R$5.670 billion in 2005 from R$5.466 billion in 2004, an increase of 3.7%. This increase was mainly due to the overall growth of the business of the Bank during this period, which resulted in a general increase in its administrative expense items, including expenses relating to communications (R$91.9 million, or 12.7%), depreciation (R$87.5 million, or 21.4%) and data processing (R$63.4 million, or 12.1%).

Tax expenses, consisting of governmental taxes, CPMF, ITR, IPTU, ISSQN, and COFINS and the PASEP, increased to R$1.721 billion in 2005 compared to R$1.469 billion in 2004, an increase of 17.2%. The increase principally relates to the increase in Banco do Brasil's operating income for tax purposes in the year ended December 31, 2005.

Banco do Brasil's associated and subsidiary non-financial companies recorded a loss of R$66.7 million for the year ended December 31, 2005, compared to income of R$46.3 million for the year ended December 31, 2004. This arose as a result of an increase in foreign exchange losses (R$358.3 million, or 124.6%) mainly due to the increased appreciation of the *real* against the U.S. dollar (11.8% in 2005, compared to 8.1% in 2004), and the corresponding depreciation in *real* terms of the U.S. dollar-denominated capital of Banco do Brasil's offshore branches which is recorded in this line item. The increased expenses derived from foreign exchange losses were partially offset by the increase in the earnings of BB Banco de Investimento, mainly in the Companhia Brasileira de Meios de Pagamento (R$116.0 million), Cia. de Seguros Aliança do Brasil S.A. (R$ 27.5 million) and Brasilprev (R$ 10.4 million).

Other operating income increased from R$5.824 billion for the year ended December 31, 2004 to R$7.624 billion for the year ended December 31, 2005. This 30.9% increase mainly resulted from: (i) an increase in income from tax indebtedness (to R$1.194 billion from R$383.8 million) due mainly to the recording of the remaining balance of the recovery process of the Bank's Finsocial tax indebtedness (R$920.2 million); (ii) the increase of the income from negative foreign exchange adjustments in the amount of R$296.5 million, due mainly to the continued depreciation of the U.S. dollar and the Japanese Yen against the *real* (11.8% and 23.4% in 2005 versus 8.1% and 4% in 2004, respectively); (iii) the recording of gains relative to PREVI – Benefit Plan, as per CVM Deliberation 371 dated December 13, 2000 ("Deliberation No. 371/00"), totalling R$267.7 million; and (iv) increased income of R$249.4 million (25% increase) from guarantee deposits.

Other operating expenses increased by 1.8% to R$4.120 billion for year ended December 31, 2005 from R$4.048 billion for year ended December 31, 2004. This increase mainly resulted from increased expenses relating to negative foreign exchange adjustments of investments in foreign currencies (R$161.6 million, or 7.5%), due mainly to the increased devaluation of the U.S. dollar and Japanese Yen (11.8% and 23.4 %

during 2005, versus 8.1% and 4% in the year of 2004, respectively) as per Central Bank (Resolution No. 2,541/95; and (ii) from the increase in expenses relating to INSS payments (R$158.7 million, or 209.6%), and (iii) increased expenses relating to CASSI adjustments arising from CVM Deliberation 371, of December 13, 2000 (R$97.0 million or 34.7%).

This line item was partially offset by a decrease in expenses related to the update of social security liabilities (R$231.1 million, or a decrease of 39.1%), mainly due to the smaller annual variation of the INPC (5% in 2005 versus 6.1% in 2004), which exceeded the amount of actuarial losses (R$200.8 million) relating to the liability of the Bank in relation to the Informal Plan (sole responsibility of the Bank), as per Deliberation No. 371/00.

Banco do Brasil's non-operating income increased 61.2% to R$210.1 million for 2005 from R$130.3 million for the year ended December 31, 2004, due to increased profits from the sale of assets and as a result of income from capital gains.

Profit Sharing and Taxation

For the year ended December 31, 2005, Banco do Brasil recorded a profit of R$7.241 billion before income tax and social contribution for financial accounting purposes (compared to R$4.738 billion for the year ended December 31, 2004). Banco do Brasil's expense from income tax and social contribution in 2005 was R$2.554 billion compared to R$1.340 billion in 2004. Banco do Brasil distributed profit sharing to its employees in the amount of R$533.4 million in 2005, compared to R$373.3 million in 2004.

Overall Net Income

As a result of the factors described above, Banco do Brasil recorded net income of R$4.154 billion for 2005 compared to net income of R$3.024 billion for 2004, an increase of 37.4%. The main factors which contributed to this increase were the increases in income from tax indebtedness, income from credit transactions, income from securities, income from services rendered and income in the earnings of investments in Brazil.

Source of Funds

Banco do Brasil's Brazilian currency funding operations are managed by the Finance Directorate, domestic treasury unit, which acts through the Bank's distribution network. Banco do Brasil implemented a market risk management model to accurately manage interest rate risk in its commercial assets and liabilities and in its treasury. These divisions produce daily reports of value at risk ("Value at Risk") which allow Banco do Brasil to control traders' market risk limits.

The main sources of funding for Banco do Brasil's Brazilian-currency-based, domestic-lending operations, excluding Federal Government-related lending and trade financing, are demand and savings deposits, CDB sold to individuals or non-financial institution customers, CDI sold to financial institutions and earnings on its own capital base. In addition, Banco do Brasil raises funds from the inter-bank market from time to time, or from short-term operations in the money markets (repurchases or "repos") to take advantage of opportunities arising from Banco do Brasil's portfolio of government securities.

The following table shows the sources of Brazilian currency funding for Banco do Brasil's commercial and Federal Government-related activities on a consolidated basis as at December 31, 2006, 2005 and 2004.

	As of December 31,		
	2006	**2005**	**2004**
		(in millions of *reais*)	
Non-Federal Government sources			
Demand deposits	40,059	35,802	28,991
Savings accounts	36,715	32,844	31,069
Interbank CDs	4,878	5,383	5,769

	As of December 31,		
	2006	2005	2004
	(in millions of *reais*)		
Customer CDs	76,900	63,495	49,665
Other deposits	289	134	38
Total deposits	158,841	137,658	115,532
Money market	49,283	30,508	44,527
Total non-Federal Government sources	**208,124**	**168,166**	**160,059**
Federal Government sources			
Repassed funds	14,335	13,370	10,611
Funds as agent	2	—	2
Total Federal Government sources	14,337	13,372	10,613
Total funding	**222,461**	**181,538**	**170,672**

Deposit Accounts

At December 31, 2006, the volume of total deposits from individuals and legal entities, including demand deposits, savings accounts, interbank certificates of deposit ("*Certificado de Depósito*" or "CDs"), customer CDs and other deposits, amounted to R$158.8 billion, an increase of 15.4% compared to R$137.7 billion at December 31, 2005 (R$115.5 billion at December 31, 2004). The Brazilian currency deposit accounts of individuals and legal entities, which include demand deposits and savings accounts, accounted for 36.9% of total non-Federal Government funding at December 31, 2006 (compared to 40.8% at December 31, 2005 and 37.5% at December 31, 2004). At December 31, 2006, Banco do Brasil had a total volume of currency deposit accounts (demand and savings) of R$76.8 billion, an increase of 11.8% compared to R$68.6 billion at December 31, 2005. See "Business — Retail Market — Demand Accounts, and —Saving Accounts".

Demand Deposits

Demand deposits, which are largely credit balances in current accounts held with Banco do Brasil which pay no interest to the depositor, amounted to R$40.1 billion at December 31, 2006 (compared to R$35.8 billion at December 31, 2005 and R$29.0 billion at December 31, 2004) and accounted for 25.2% of Banco do Brasil's total deposits by amount (compared to 26.0% at December 31, 2005 and 25.1% at December 31, 2004).

According to the Central Bank, at December 31, 2006, Banco do Brasil had 32.2% of total demand deposits in Brazil (compared to 32.6% at December 31, 2005 and 32.0% at December 31, 2004), making it the largest demand deposit base in Brazil.

At December 31, 2006, Banco do Brasil had approximately 24.4 million demand deposit accounts (compared to 22.9 million at December 31, 2005 and 21.6 million at December 31, 2004), of which approximately 93.6% are in the name of individuals (compared to 93.7% at December 31, 2005 and 93.7% at December 31, 2004).

The Central Bank prescribes certain uses for funds obtained from demand deposit accounts and other sources, such as tax and other collections, at all Brazilian banks and requires Banco do Brasil to deposit 45% of the daily average balance of demand deposits in excess of R$2 million with the Central Bank on a non-interest bearing basis. The Central Bank also requires that an additional 8% of such deposits be made with the Central Bank at the prevailing SELIC rate. An additional 25% of such funds must be lent at reduced interest rates to a designated sector of the economy (currently the agricultural industry). See "Business — Retail Market — Principal Retail Products and Services — Demand Accounts, and —Savings Accounts".

Savings Deposits

As at December 31, 2006, the Bank held savings account deposits of R$36.7 billion (compared to R$32.8 billion at December 31, 2005 and R$31.1 billion at December 31, 2004), representing 23.1% of total deposits maintained at Banco do Brasil (compared to 23.9% at December 31, 2005 and 26.9% at December 31, 2004).

Banco do Brasil had a total of 15.4 million savings accounts at December 31, 2006 (compared to 14.2 million at December 31, 2005 and 13 million at December 31, 2004), of which 99.3% were in the names of individuals (compared to 99.2% at December 31, 2005 and 99.1% at December 31, 2004). The increase in the number of savings accounts during these periods reflects Banco do Brasil's continuing efforts to increase its client base. See "Business — Retail Market — Principal Retail Products and Services — Demand Accounts, and —Savings Accounts".

According to the Central Bank, savings account deposits held by Banco do Brasil accounted for 19.7% of the total savings account market in Brazil at December 31, 2006 (compared to 19.4% at December 31, 2005 and 19.5% at December 31, 2004). Savings accounts pay a rate of interest prescribed by the Central Bank, which is applicable to all savings accounts. The rate of interest is currently the TR rate plus 0.5% per month for individuals, the TR rate plus 1.5% per quarter for "for-profit" corporations and the TR rate plus 0.5% per month for "not-for-profit" corporations.

According to Central Bank regulations, banks in Brazil can offer two types of saving accounts, agriculture or housing. Both have identical terms but differ as to the economic sector to which the deposited funds must be applied: housing funding or agriculture credit. Banco do Brasil is allowed to receive deposits in agriculture savings accounts, which applies part of the resources for national agribusiness funding.

All banks must place a specified percentage of savings account deposits with the Central Bank, currently 30% of the savings deposits, of which 20% bear interest at a flat rate of TR plus 6.17% per annum and the additional 10% bear interest of 100% of the average SELIC rate (*Taxa Média SELIC*). A further 60% of Banco do Brasil's savings accounts must be applied to loans to the rural sector (from July 2007, this rate will be 65%). The application of the remaining 10% of the Bank's savings accounts is at the Bank's discretion (from July 2007, this rate will be 5%). Banco do Brasil utilizes it for financing agricultural and agro-industrial products and investing in Federal Government securities.

Since April 28, 1982, Banco do Brasil has had an agreement with the Savings and Loan Association (*"Associação de Poupança e Empréstimo"* or "POUPEX"), under which Banco do Brasil offers a special savings account. POUPEX is a civil partnership with the Army Housing Association (*"Fundação Habitacional do Exército"* or "FHE") which collects, encourages and promotes savings, facilitates or assists with the acquisition and construction of housing for its members. Holders of these accounts may apply for real estate loans based on the average amount of their deposits. Banco do Brasil is compensated for its services through fees collected from the FHE. As at December 2006, the balance of POUPEX accounts was R$1.2 billion, compared to R$1.0 billion at December 31, 2005 and R$961.8 million at December 31, 2004, and represented 0.7%, 0.6% and 0.6%, respectively, of the total Brazilian national savings.

Time Deposits

Banco do Brasil issues two types of time deposits through certificates of deposit: CDBs to non-financial institution customers and CDIs to financial institutions in the inter-bank market. As at December 31, 2006, CDBs and CDIs together constituted 34.4% of Banco do Brasil's total funding, with CDBs constituting 48.4% and CDIs constituting 3.1%.

Most CDBs have maturities between one and 1,080 days and earn interest at a fixed rate set by reference to market rates at the time of issuance. Banco do Brasil also issues a smaller number of floating rate CDBs with terms of between one and 1,080 days. These floating rate CDBs earn interest at a minimum margin of 72% over CDI.

The total market for CDBs in Brazil at December 31, 2006 amounted to approximately R$351.0 billion (compared to R$313.0 billion at December 31, 2005 and R$240.5 billion at December 31, 2004) of which

Banco do Brasil's share was 21.9% (compared to 20.3% at December 31, 2005 and 20.5% at December 31, 2004).

Banco do Brasil has an array of time deposits developed to serve its clients in each of their personal necessities. As a result, the Bank has been able to obtain the required funds at competitive market rates, where the difference lies in the security, reliance and competence of its employees in order to orient its clients.

Banco do Brasil is one of 30 banks consulted by the Central Bank on offered rates and volumes of CDBs issued for the purpose of determining the TR rate, a widely used index for financial contracts in Brazil. Banco do Brasil is also one of a limited number of financial institutions consulted daily in the determination of the ANDIMA rate, the reference rate for the CDI market.

Banco do Brasil uses CDIs to match fund its overnight loans to major corporations (so-called "hot money" loans) to take advantage of arbitrage opportunities between the spreads on its CDIs and those of other banks and as a cash management tool to take advantage of the one day settlement period in the CDI market.

The Central Bank currently imposes a reserve requirement of 15% on securities plus 8% in cash indexed by reference to the SELIC on the funds raised through the issuance of CDBs. There are no reserve requirements on the use of funds raised through the issue of CDIs.

Open Market Transactions

Banco do Brasil participates in the Federal Government debt market in order to obtain funds for its commercial lending operations, principally using its portfolio of Federal Government securities to obtain liquidity from the market through repurchase and other similar transactions. Banco do Brasil has one of the largest portfolios of Brazilian public sector debt, amounting to approximately R$67.7 billion at December 31, 2006 (compared to R$59.9 billion at December 31, 2005 and R$66.8 billion at December 31, 2004), much of which was derived from the settlement payment made to the Bank by the National Treasury. Banco do Brasil raises funds by borrowing under repurchase agreements secured by this portfolio in the inter-bank overnight market. Banco do Brasil also lends in the overnight market under repurchase agreements and believes that it accepts a wider range of public sector debt as collateral than most of its competitors. Daily turnover in the federal public sector debt market averaged approximately R$203.1 billion for the year ended December 31, 2006 (compared to R$178.2 billion for the year ended December 31, 2005 and R$159.1 billion for the year ended December 31, 2004). Banco do Brasil also participates actively in the public securities market at the request of clients.

Other Sources of Funds

Banco do Brasil derives a significant income from acting as a collection agent for various Federal and state taxes and for social security contributions. At December 31, 2006, Banco do Brasil collected approximately 24.6% of all Federal Government taxes (compared to 28.3% as at December 31, 2005). In addition, Banco do Brasil acts as a paying agent for the Federal Government social security system.

In addition to the transactions described above, Banco do Brasil engages in other borrowings to fund its domestic and international operations (see "Business of Banco do Brasil S.A. — International Market — International Operations"). In addition to its traditional deposit products, Banco do Brasil, through BB DTVM, offers its customers access to a wide range of funds tailored to the needs of each market segment: individuals, corporations, public sector, institutional investors and non-resident investors (see "Business of Banco do Brasil S.A. — Wholesale Market — Principal Wholesale Products and Services — Capital Markets Operations"). Although these transactions do not directly generate liquidity for use in Banco do Brasil's lending operations, Banco do Brasil believes that they are extremely important in terms of providing a competitive range of products and generating fee income.

The Central Bank makes a discount facility available to all Brazilian banks as a fallback source of liquidity which Banco do Brasil has never utilized. Banco do Brasil does not grant security in respect of any

of its funding obligations, other than funding in the overnight market, which is secured by the security being traded.

Use of Funds

The percentage of Banco do Brasil's assets represented by Federal Government securities increased from 9.7% at December 31, 1996 to 36.7% at December 31, 2001. However, the percentage of Banco do Brasil's assets represented by Federal Government securities has since decreased to 29% at December 31, 2004, 24.7% at December 31, 2005 and 23.7% at December 31, 2006.

The percentage of Banco do Brasil's assets represented by lending operations (before allowances for loan losses) increased from 33.4% at December 31, 2004 to 36.5% at December 31, 2005, and closed at 41.2% on December 31, 2006.

The following table sets forth the breakdown of Banco do Brasil's lending operations by type of financial product:

	As of December 31,		
	2006	2005	2004
	(in thousands of *reais*)		
Loans and discounted bills			
Advances to depositors	15,559	9,568	38,359
Loans	40,829,073	32,047,496	28,742,991
Discounted bills	6,860,887	6,509,759	6,577,522
	47,705,519	38,566,823	35,358,872
Financing (1)			
Financing	19,440,143	13,107,121	9,696,166
Export financing	8,037,635	3,406,151	2,951,349
Financing in foreign currency	4,084,002	1,527,790	1,461,537
Financing conducted with the Federal Government	141,484	139,259	142,902
	31,703,264	18,180,321	14,251,954
Rural and agro-industrial financings			
Rural financing – optional investments	189,086	396,733	30,592
Rural financing – mandatory investments	18,614,508	15,623,979	14,361,947
Rural financing – restructured financing	19,917,950	17,367,035	14,406,139
Agro-industrial financing	4,093,779	2,145,846	1,523,587
	42,815,323	35,533,593	30,322,265
Total	**122,224,106**	**92,280,737**	**79,933,091**

Notes:—

(1) Banco do Brasil distinguishes "Financing" from "Loans and Discounted Bills" by defining financing as borrowings earmarked for a specific project or program, and classifying all other borrowings for working capital or other purposes as "Loans".

Banco do Brasil utilizes its funds mainly in its lending operations. Loans extended by Banco do Brasil are principally made to the rural sector in accordance with the Bank's policies and because of regulatory requirements imposed on banks in Brazil by the Central Bank. The Central Bank requires 25% of all demand deposits and 60% of all rural savings account deposits be lent to the rural sector or utilized to acquire Federal Government securities. Banco do Brasil applies the same lending criteria to the rural sector as it applies to its other loans. The interest rates agricultural borrowers are charged under Federal Government programs (such

as FAT and *Poupança Ouro*" or savings deposits (MCR 6.4)) are lower than the costs of obtaining and on-lending such funds by Banco do Brasil. As a result, the Federal Government generally makes credit support available to Banco do Brasil to compensate for the difference between Banco do Brasil's cost of obtaining the funding plus the agreed margin and the interest charged on the loans (these amounts are referred to as "equalization of rates"). The criteria and amounts subject to this "equalization" are agreed in advance between Banco do Brasil and the Federal Government, allowing these transactions to generate revenues for the Bank comparable to the minimum return on equity established annually by the Board of Directors of the Bank. The equalization amount also must be allocated in the Federal Government's annual budget. The method for calculating the amounts for equalization changed from management numbers to accounting numbers in 2007. This change had no impact in the income resulting from this type of transaction.

The following table sets forth the breakdown of Banco do Brasil's "Other Receivables":

	As of December 31,		
	2006	2005	2004
	(in thousands of *reais*)		
Receivables on guarantees honored	51,315	159,669	70,977
Foreign exchange portfolio	9,455,929	9,155,727	8,529,983
Income on receivables	279,587	237,167	180,106
Negotiation and intermediation of securities	114,143	46,298	235,270
Specific credits[1]	681,493	610,151	543,842
Special operations	575	575	1,355
Sundry[2][3]	33,611,834	27,806,392	23,514,698
Total[3][4]	**44,194,876**	**38,015,979**	**33,076,231**

Notes:—

(1) Amounts relating to the 1996 Special Agriculture Loan Restructuring. a special restructuring program of the Bank's rural sector lending through several renegotiations of agricultural loans to small, medium and large-size farmers involving the receipt of Federal Government securities.

(2) Amounts included under "Sundry" mainly comprise salary advances, deferred tax assets and receivables from guarantee deposits. See Note 7.c to the December 2006 Financial Statements.

(3) The balances of December 31, 2004 were changed for comparative purposes, due to reclassifications made after the consolidation of the special purpose entities, Dollar Diversified Payment Rights Finance Company and Nikkei Remittance Rights Finance Company, in conformity with CVM Instruction N° 408 of August 18, 2004.

(4) Amounts are gross of provision for other receivables of R$3.713, R$2.908 billion and R$1.944 billion at December 31, 2006, 2005 and 2004, respectively.

Lending

General

Banco do Brasil's lending activities, including special transactions developed and undertaken for the Federal Government, are divided into several categories. Banco do Brasil lends domestically in *reais* to the private sector, principally at its own risk, and to the public sector, principally at the risk of the Federal Government. Within the private sector, it lends to companies, businesses and individuals in three principal areas: industrial and commercial, rural and retail lending. Part of Banco do Brasil's lending to the private sector includes the repassing of loans made to it by Federal Government entities to borrowers in Brazil both at Banco do Brasil's risk and at the Federal Government's risk.

Banco do Brasil's credit portfolio divided by segment, at the end of each respective period is represented by the table below:

	As of December 31,		
	2006	2005	2004
	(in millions of *reais*)		
Total portfolio	133,157	101,789	88,554
Retail	40,435	30,987	27,501
Business	21,735	13,878	12,221
Agribusiness	45,064	35,709	30,036
Foreign Trade[1]	11,000	9,623	7,992
Abroad[2]	12,181	9,177	9,017
Other	2,741	2,415	1,786

Notes:—

(1) Amounts related to international transactions carried out in Brazil.

(2) Amounts related to international transactions carried out outside Brazil.

The table below shows the concentration of the corporate lending portfolio in Brazil divided by economic sector:

Sector	December 2006	(%) of Total	December 2005	(%) of Total	December 2004	(%) of Total
	(in million of *reais*, except percentages)					
Services	6,802	10,2	7,162	12.9	7,597	15.7
Foods of plant origin	7,974	12.0	6,150	11.1	4,753	9.8
Metallurgy and steel	8,816	13.2	4,100	7.4	4,003	8.3
Automotive	5,449	8.2	4,387	7.9	3,417	7.1
Petroleum	5,035	7,6	3,666	6.6	3,351	6.9
Electronics	3,611	5.4	2,832	5.1	2,336	4.8
Foods of animal origin	3,431	5.2	2,717	4.9	2,535	5.2
Agricultural inputs	2,389	3.6	2,384	4.3	2,188	4.5
Construction	2,818	4.2	2,182	3.9	1,698	3.5
Textile	3,234	4.9	2,251	4.1	2,024	4.2
Retail commerce	2,497	3.8	1,990	3.6	2,025	4.2
Paper and pulp	3,530	5.3	2,242	4.0	1,576	3.3
Transports	2,023	3.0	1,770	3.2	1,154	2.4
Chemical	2,595	3.9	1,869	3.4	1,641	3.4
Electric energy	3,781	5.7	1,389	2.5	1,384	2.9
Wholesale	1,622	2.4	1,565	2.8	824	1.7
Wood and furniture	1,890	2.8	1,354	2.4	1,166	2.4
Telecommunications	1,836	2.8	1,074	1.9	1,310	2.4
Leather and footwear	1,301	2.0	918	1.7	842	1.4
Beverage	1,209	1.8	492	0.9	683	3.8
Others	3,551	5.3	3,008	5.4	1,852	4.2
Total	**66,578**	**100.0**	**55,502**	**100.0**	**48,358**	**100.0**

Pursuant to CMN Resolution No. 2,844 of June 29, 2001 ("Resolution No. 2,844/01"), no Brazilian financial institution may lend more than 25% of its referential equity value (subject to certain adjustments) to one customer or group of customers under common control. In the case of Banco do Brasil, this limit excludes loans made by Banco do Brasil at the risk of the National Treasury or as its agent. Banco do Brasil's internal policy is more conservative than the regulatory requirements of the CMN. The Bank has set

the following limits in respect of its credit operations, with each limit relating to the relevant percentage of the Bank's referential equity value, based on the aggregate value of current outstanding credit transactions in each category, plus the new transaction under consideration:

- 1% per individual (or group of individuals acting each on its own or together with others, representing a common economic interest);
- 5% per corporate client or economic group;
- 15% with other financial institutions, for each institution;
- 15% with clearing systems, per clearing system;
- 20% per economic sector, according to the internal classification of the Bank (excluding the financial sector and "the Bank's other wholesale and retail operations");
- 30% to all clearing systems; and
- 120% per client or economic group whose total outstanding credit transactions exceeds 2% of the Bank's referential equity value.

Using the definition of customer under Resolution No. 2,844/01, which groups together all Federal Government related entities (including government-owned companies (*empresas públicas*) and companies with government-owned and privately-owned stock (*sociedades de economia mista*)), Banco do Brasil's largest single client was the Federal Government. At December 31, 2006, the largest single customer of Banco do Brasil, excluding Federal Government-related entities, had loans outstanding in the amount of R$2,357 million and accounted for 7.66% of Banco do Brasil's referential equity value (compared to R$1,461 million or 6.05% at December 31, 2005) as a result of the foreign exchange variation between the *real* and major foreign currencies in the period that led to the Bank exceeding the maximum of 5% of the referential equity value it had established.

Average maturities of loans depend upon the sector to which the loan has been made. Banco do Brasil believes it currently lends on terms comparable with the private sector banks. Loans are generally made at fixed rates or index based rates such as the TR, CDI or TJLP, plus a spread. Spreads fluctuate depending principally upon the source of funding, but also upon the sector, the type of borrower and the program under which the loan is made.

Loan Loss History

In certain situations, Banco do Brasil allows the rescheduling of the payment of principal and interest on overdue loans so as to adapt them to each customer's current ability to repay the debt in order to minimize losses and increase the likelihood of payment. Approval of loan renegotiations varies for different cases. Regotiated loans are classified at the same risk level attributed to them before the renegotiation, pursuant to Resolution No. 2,682/99.

As a result of Banco do Brasil concentrating significant portions of its loan portfolio in certain segments of the economy, especially in agribusiness (33.8% on December 31, 2006, 35.1% on December 31, 2005 and 33.9% on December 31, 2004), Banco do Brasil's levels of non-performing loans and allowances for loan losses may fluctuate significantly according to factors affecting the relevant industry sector.

At December 31, 2006 defaulting transactions and allowances for loan losses represented 4.1% and 6.5% of the Bank's portfolio, respectively, compared to 5.6% and 6.6% at December 31, 2005 and 4.9% and 6.1% at December 31, 2004. If only transactions outstanding for over 60 days are considered, defaulting transactions would represent 2.9% of transactions at December 31, 2006 (compared to 4.0% at December 31, 2005 and 3.3% at December 31, 2004) and allowances for loan losses would represent 222.2% of transactions at December 31, 2006 (compared to 165.7% in December 31, 2005 and 183.7% at December 31, 2004). The table below presents the evolution of the default indices of Banco do Brasil's credit portfolio.

	As of December 31,		
	2006	2005	2004
	(in millions of *reais*, except percentages)		
Credit portfolio	133,157	101,789	88,554
Transactions overdue	5,524	5,724	4,296
Transactions overdue/credit portfolio	4.1%	5.6%	4.9%
Transactions overdue for more than 15 days	5,490	5,666	4,213
Transactions overdue for more than 15 days/credit portfolio	4.1%	5.6%	4.8%
Transactions overdue for more than 60 days	3,887	4,039	2,920
Transactions over due for more than 60 days/credit portfolio	2.9%	4.0%	3.3%
Charge offs	4,285	3,164	2,641
Recovery	(1,227)	(1,019)	(1,021)
Total loss	3,058	2,145	1,620
Total loss/credit portfolio per annum	2.3%	2.1%	1.8%
Allowance	8,635	6,692	5,365
Allowance/credit portfolio	6.5%	6.6%	6.1%
Allowance/transactions overdue for more than 15 days	157.3%	118.1%	127.3%
Allowance/transactions overdue for more than 60 days	222.2%	165.7%	183.7%

The following table shows Banco do Brasil's total loans denominated in *reais*, the percentage of allowances for loan losses and the percentage of charge offs, in each case at December 31, 2006, 2005 and 2004. Loans include all Brazilian currency rural, industrial, commercial and service sector loans.

	As of December 31,		
	2006	2005	2004
	(in thousands of *reais*, except percentages)		
Total Bank loans[(1)]	122,224,106	92,280,737	79,933,091
Private sector	117,840,480	88,551,108	75,772,502
Public sector	4,383,626	3,729,629	4,160,589
Allowances for loan losses[(1)]	(8,366,437)	(6,339,106)	(5,109,925)
As a percentage of total Bank loans	6.8%	6.9%	6.4%
Charge offs[(1)]	(4,167,473)	(3,084,682)	(2,541,862)
As a percentage of total loans	3.4%	3.3%	3.2%

Notes:—

(1) Excludes leasing and other receivables.

Banco do Brasil's loan portfolio has grown substantially in the past few years. Any corresponding rise in Banco do Brasil's level of past due loans may lag behind the rate of loan growth, because loans typically do not become past due within a short period of time after their origination. Rapid loan growth may also reduce Banco do Brasil's ratio of past due loans to total loans until growth slows.

The following tables show past due loans by rating, broken down by days past due, as of December 31, 2006, and total past due amounts at December 31, 2006 and 2005:

BB-Consolidated Transactions Past Due

Risk level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total December 31, 2006	Share %	Total December 31, 2005
	(in thousands of *reais*, except percentages)									
B	16,899	313,600	33,600	281	1,598	3,001	—	368,979	7	334,242
C	11,107	253,370	353,395	22,204	17,529	532	89	658,226	12	693,737
D	2,860	82,902	112,692	272,748	47,198	2,945	—	521,345	9	663,068
E	946	46,538	60,425	67,907	264,444	53,977	4,429	498,666	9	543,536
F	424	16,746	20,093	29,000	276,674	47,801	—	390,738	7	484,433
G	397	13,252	66,858	14,731	374,456	39,105	35,136	543,935	10	601,599
H	1,399	109,713	120,011	73,860	306,369	1,586,284	344,941	2,542,577	46	2,403,217
Total	34,032	836,121	767,074	480,731	1,288,268	1,733,645	384,595	5,524,466	100	5,723,832

The classifications set forth above are based upon a determination made by Banco do Brasil in accordance with Resolution No. 2,682/99 and may not necessarily be comparable with classifications made by other Brazilian banks.

The following tables show the total credit portfolio, as well as allowances for loan losses made by Banco do Brasil in relation to its credit operations, leasing operations and other credits, and for the years ended December 31, 2006, 2005 and 2004, respectively.

Rating	As of December 31, 2006 %	Portfolio	Allowance
AA	—	32,968,759	—
A	0.5	32,010,688	160,053
B	1	40,689,855	406,899
C	3	15,469,788	464,094
D	10	4,200,864	420,086
E	30	1,984,654	595,396
F	50	693,431	346,715
G	70	981,074	686,752
H	100	4,157,606	4,157,606
Subtotal		133,156,719	7,237,601
Additional allowance domestic		—	1,373,429
Additional allowance abroad		—	23,684
Total		**133,156,719**	**8,634,714**

Rating	As of December 31, 2005 %	Portfolio	Allowance
AA	—	18,406,992	—
A	0.5	29,174,155	145,871
B	1	31,363,897	313,639
C	3	13,302,069	399,062
D	10	3,412,893	341,289
E	30	1,174,673	352,402

Rating	As of December 31, 2005		
	%	Portfolio	Allowance
F	50	727,375	363,687
G	70	804,327	563,029
H	100	3,422,308	3,422,308
Subtotal		101,788,689	5,901,287
Additional allowance domestic		—	749,166
Additional allowance abroad		—	41,198
Total		**101,788,689**	**6,691,651**

Rating	As of December 31, 2004		
	%	Portfolio	Allowance
AA	—	17,100,375	—
A	0.5	25,152,904	125,765
B	1	27,962,469	279,625
C	3	11,338,299	340,149
D	10	2,494,055	249,406
E	30	831,304	249,391
F	50	498,623	249,312
G	70	411,742	288,219
H	100	2,763,958	2,763,958
Subtotal		88,553,729	4,545,825
Additional allowance domestic		—	761,253
Additional allowance abroad		—	58,118
Total		**88,553,729**	**5,365,196**

The classifications set forth above are based upon a determination made by Banco do Brasil in accordance with Resolution No. 2,682/99 and may not necessarily be comparable with classifications made by other Brazilian banks.

The following tables show the allowances for loan losses made by Banco do Brasil with respect to its lending operations and other receivables, and an overall table for its lending operations and other outstanding loans and full and partial recoveries of credits previously provisioned or charged off and certain other adjustments for the years ended December 31, 2006, 2005 and 2004, respectively.

Total Bank Loans[(1)]

	Years ended December 31,		
	2006	2005	2004
	(in thousands of *reais*)		
Allowance for loan losses, opening balance	6,339,106	5,109,925	3,980,123
Provision, net of reversals	6,210,872	4,351,145	3,694,647
Charge off	(4,167,473)	(3,084,682)	(2,541,862)
Foreign exchange rates variation	(16,068)	(37,282)	(22,983)
Allowance for loan losses, closing balance	8,366,437	6,339,106	5,109,925

Notes:—

(1) Excludes leasing and other receivables.

Leasing and Other Receivables

	Years ended December 31,		
	2006	2005	2004
	(in thousands of *reais*)		
Allowance for credit losses, opening balance	2,932,395	1,973,056	1,262,285
Provision, net of reversals	929,433	1,054,840	826,639
Foreign exchange rates variation	333	(1,207)	(2,189)
Charge off	(121,491)	(94,294)	(118,057)
Allowance for credit losses, closing balance	3,740,670	2,932,395	1,973,056

Total Bank Loans, Leasing and Other Receivables

	Years ended December 31,		
	2006	2005	2004
	(in thousands of *reais*)		
Allowance for credit losses, opening balance	9,271,501	7,082,981	5,242,408
Expense (Addition/Reversal)	7,140,305	5,405,985	4,521,286
Charge off	(4,288,964)	(3,178,976)	(2,659,919)
Foreign exchange rates variation	(15,735)	(38,489)	(20,794)
Allowance for credit losses, closing balance	12,107,107	9,271,501	7,082,981
Recoveries	1,226,943	1,018,876	1,020,959

Capital Adequacy

Resolution No. 2,099/94 incorporated the capital adequacy guidelines of the Basel Accord into the Brazilian financial system with effect from January 1, 1995. Brazilian financial institutions are currently required to have a referential equity value of at least 11% of their required stockholders' equity, which comprises the risk weighted assets requirement (11% of the risk weighted assets), the swap requirement (20% of the swap risk) plus the requirement over interest rate exposure and over foreign exchange exposure. Referential equity value mainly comprises Tier I capital (stockholders' equity) and Tier II capital (subordinated debt).

The following table sets out Banco do Brasil's risk-weighted assets and certain information regarding Banco do Brasil's compliance with capital adequacy regulations as of December 31, 2006, 2005 and 2004, respectively.

	As of December 31,		
	2006	2005	2004
	(in millions of *reais*)		
Risk Factor 300.0%[1]			
Total Portfolio	8,581	6,678	8,316
Risk-Weighted	25,744	20,033	24,947
Risk Factor 100.0%			
Total Portfolio	134,997	104,426	89,454
Risk-Weighted	134,997	104,426	89,454
Risk Factor 50.0%			
Total Portfolio	19,210	28,450	20,169
Risk-Weighted	9,605	14,225	10,085
Risk Factor 20.0%			
Total Portfolio	2,702	4,567	13,468

Risk-Weighted	540	913	2,694
Total Risk-Weighted Assets	170,886	139,598	127,179
Referential Equity Value[2]	30,756	24,639	20,050
Swap Risk	1,661	1,113	982
Referential Equity Value Requirement over Swap Risk	332	223	196
Referential Equity Value Requirement over Interest Rate Exposure	439	258	326
Required Stockholders' Equity[3]	19,569	15,836	14,513
Capital Ratio (%)	17.3	17.1	15.2

Notes:—

(1) Regulated by Central Bank Circular No. 2,916, dated August 6, 1999.

(2) For purposes of determining capital adequacy, referential equity value is calculated in accordance with Resolution No. 2,099/94 (revised by Central Bank Circular No. 2,568, of May 4, 1995 and Circular No. 2,784, of November 27, 1997) and Resolution 2,837 and may not match the amount reported as consolidated Stockholders' Equity in Banco do Brasil's audited financial statements for the relevant periods. Referential equity value equals stockholders' equity plus net income plus subordinated debt. See Note 22 to the December 31, 2006 Financial Statements and Annual Financial Statements for further explanations.

(3) In 2003, required stockholders' equity equaled 11% of the risk weighted assets, referential equity value requirement over swap risk, 50% over foreign exchange (this factor is to be applied when the exchange exposure exceeds 5% of the referential equity value) plus interest rate exposure. In July 2003, the Central Bank enacted Circular No. 3,194, which reduced the factor applied over foreign exchange from 100% to 50%, when the exchange exposure exceeds 5% of the referential equity value.

In May 2001, the Central Bank enacted Circular No. 3,031, which prescribed a: (i) 0% risk-weighting for lending operations with the Federal Government; (ii) 50% risk-weighting for lending operations or guarantees with other financial institutions or other institutions regulated by the Central Bank; (iii) 100% risk-weighting for lending operations or guarantees with state and municipal governments and the federal capital, Brasília (DF); and (iv) 50% risk-weighting for assets represented by Brazilian real estate certificates.

Partly as a result of Banco do Brasil's applications to the Central Bank for the risk-weight factor associated with certain of its assets to be reclassified, the Federal Government announced a series of measures designed to ensure that Banco do Brasil achieves compliance with minimum capital adequacy requirements. See "Risk Factors — Risks Relating to the Brazilian Banking Industry — Minimum capital adequacy requirements imposed on the Bank may negatively impact the Bank's results of operations and financial conditions". These measures reduced the risk-weighted assets of Banco do Brasil and its capital increased to 12.7% of assets determined on a risk-weighted basis (figures calculated based on Banco do Brasil June 30, 2001 financial statements).

The Central Bank enacted Circular No. 3,054 on August 9, 2001, and enacted Circular-Letter No. 2,975 on September 14, 2001, which established a 0% risk-weight for lending operations or guarantees related to pledge agreements.

Following the restructuring program implemented on June 30, 2001 by the Federal Government, on December 31, 2001, the Federal Government and Banco do Brasil also implemented the following: (i) the assignment to the Federal Government of the PESA in the amount of R$440.6 million, totalling R$4.2 billion during the year ended December 31, 2001; (ii) transfer of Banco do Brasil's Coffee Business Development Fund ("*Fundo de Desenvolvimento da Economia Cafeeira*" or "FUNCAFÉ") onlending transactions in the amount of R$1.04 billion; and (iii) the value of the operations relating to the Federal Government's Fund for the Development of the Central-Western Region of Brazil ("*Fundo Constitucional de Desenvolvimento do Centro-Oeste*" or "FCO") on-lending transactions increased to R$324.6 million, and the amounts classified as Tier 2 capital with the FCO funds repassed to Banco do Brasil totalled R$3.31 billion at December 31, 2001. As a result of these measures implemented by the Federal Government, on December 31, 2001, Banco do Brasil's capital was 12.7% of assets determined on a risk-weighted basis.

Pursuant to Circular Nos. 3,068 and 3,082 issued by the Central Bank, dated November 8, 2001 and January 30, 2002, respectively, Banco do Brasil implemented new valuation and accounting criteria for marketable securities and financial derivative instruments for the year ended December 31, 2002. See "Part C - Description of Certain Differences Between Accounting Principles Under the Brazilian Corporate Legislation Method and Generally Accepted Accounting Principles in the United States of America — Marketable Debt and Equity Securities" in Part C of this Program Circular.

The application of this new accounting policy had a net negative impact on stockholders' equity amounting to R$954.2 million. As of December 31, 2002, Banco do Brasil's stockholders' equity was R$9.197 billion and capital was 12.2% of assets determined on a risk-weighted basis.

In July 2003, the Central Bank enacted Circular No. 3,194, which reduced the risk factor applied over foreign exchange exposure from 100% (effective since October 2002, pursuant to Circular 3,156 of the Central Bank) to 50%, when the exchange exposure exceeds 5% of the referential equity value.

In December 2002, Resolution No. 3,059/02 (as further amended by Resolution No. 3,355/06) was enacted, allowing financial institutions to gradually exclude, for purposes of calculating Tier 1 referential equity value, those deferred tax assets that are estimated to be realized in more than five years, beginning with the exclusion of 20% of those credits in January 2004 and reaching 100% in January 2008. After January 2008, the total amount of deferred tax assets cannot exceed 40% of the Tier 1 referential equity value. If Banco do Brasil is unable to maintain its taxable income in the future, it may be required to write-off its deferred tax assets and could be compelled by the Central Bank to reduce its assets and stockholders' equity accordingly. Any such write-off or reduction may have a material adverse effect on Banco do Brasil's financial condition and results of operations. In September 2003, the Central Bank enacted Circular 3,203, reducing the risk weighted factor of deferred tax assets excluded in the calculation of Tier 1 capital from 300% to 0%. From January 2004, the deferred tax assets not included in the above-mentioned Circular remain weighted at a 300% risk factor.

Communication No. 12,746 of the Central Bank dated December 2004 details the schedule for implementation of the New Basel Agreement (Basel II). According to the communication, the requirements included in this agreement are to be implemented by 2012, with emphasis on the allocation of capital to operating risks and changes in the allocation of capital for credit risk (Pilar I). Accordingly, the implementation of the Basel II agreement may adversely affect the Bank's allocation of capital to cover its risks.

The Bank has also filed a claim to fully off-set accumulated tax loses arising from income tax and negative social contribution tax bases. In the event of a decision that is unfavourable to the Bank, or any related decision from the Central Bank (regardless of the result of the claim), the corresponding judicial deposits, in the total amount of R$5,576 million (or 70% of the amount off-set), as of December 31, 2006, will be written off as an expense, but the resulting tax credit may be recorded as an asset (contingent upon the occurrence of certain factors). This may cause a 1.34% negative impact in the capital ratio of the Bank (according to preliminary calculations carried out internally by the Bank).

As of December 31, 2006, Banco do Brasil's capital was 17.3% of assets determined on a risk weighted basis, compared to 17.1% and 15.2% as of December 31, 2005 and December 31, 2004, respectively.

Balance Sheet Maturity and Currency Profile

As part of its asset and liability management, Banco do Brasil aims to minimize the negative impact of interest rate and foreign exchange rate fluctuations on its financial results by selectively matching assets and liabilities. The following tables set out information regarding Banco do Brasil's balance sheet maturity and currency profile as at December 31, 2006, 2005 and 2004. Amounts contained in the *real* columns reflect assets and liabilities that are either denominated in or whose values are determined by reference to the *real*. Amounts contained in the U.S. dollar columns reflect assets and liabilities that are either denominated in or whose values are determined by reference to the U.S. dollar, adjusted into the *real* using the year ended period exchange rate. Such amounts are referred to as "U.S. dollar-denominated" in this section and the following table for ease of reference. As December 31, 2006, Banco do Brasil had positions denominated in

foreign currencies other than U.S. dollars. Banco do Brasil has minimized its net exposure to fluctuations other currencies such as the U.K. Pound Sterling, and Japanese Yen and all such transactions are reflected in the appropriate U.S. dollar column in the tables below:

	As of December 31, 2006[1]									
	Three months or less			Three to Twelve months			Over Twelve months			
	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	Total
	(in millions of *reais*)									
Assets										
Cash	3,625.1	1,123.7	4,748 8	—	—	—	—	—	—	4,748.8
Investments	16,357.0	12,125.9	28,482.9	224.7	137.8	362.5	224.3	17.9	242.3	29,087.7
Lending	26,392.5	3,937.1	30,329 6	22,710.4	2,846 6	25,557.1	49,787.4	9,422.8	59,210.2	115,096.9
Foreign Exchange	—	—	—	—	—	—	—	—	—	—
Portfolio[3]	4,838.7	603.8	5,442.4	14,904.4	327.7	15,232.1	50,371.9	2,061.4	52,433.3	73,107.8
Other Assets	35,067.7	4,699.3	39,766.9	662.4	4,396.7	5,059 0	29,329.9	159.2	29,489.1	74,315.1
Total assets	86,281.0	22,489.7	108,770.7	38,501.9	7,708.9	46,210.8	129,713.5	11,661.4	141,374.9	296,356.4
U.S.$ Hedging Positions (Forwards, Options, Swaps, etc.)	—	(1,060 6)	(1,060.6)	—	(1,768.0)	(1,768 0)	—	(1,549.9)	(1,549.9)	(4,378 4)

Notes:—

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.

(2) Amounts included in columns titled "U.S.$" relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into reais at the prevailing rate on December 31, 2006.

(3) This item reflects the maturity of the securities.

	As of December 31, 2005[1]									
	Three months or less			Three to Twelve months			Over Twelve months			
	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	Total
	(in millions of *reais*)									
Assets										
Cash	2,669.6	3,158.0	5,827.7	—	—	—	—	—	—	5,827.7
Investments	1,161.5	18,522.5	19,684.0	3,190.2	2,788.1	5,978.3	3,310.1	23.5	3,333.6	28,995.9
Lending	21,484.6	1,612.3	23,096.9	18,532.5	2,373.3	20,905.8	36,315.6	6,454.9	42,770.5	86,773.2
Loans/Repasses	21,482.5	1,610.9	23,093.5	18,532.5	2,362.6	20,895.1	35,506.0	6,447.1	41,953.1	85,941.6
Leasing	2.0	1.4	3.4	0.1	10.7	10.7	809.6	7.9	817.4	831.6
Foreign Exchange	—	—	—	—	—	—	—	—	—	—
Portfolio[3]	3,420.1	1,129.6	4,549.7	11,973.0	349.3	12,322.4	47,267.3	2,330.8	49,598.1	66,470.1
Other Assets	23,266.5	8,081.9	31,348.4	7,142.1	115.6	7,257.7	26,111.8	192.2	26,303.9	64,910.0
Total assets	52,002.2	32,504.4	84,506.7	40,873.9	5,626.3	46,454.2	113,004.7	9,001.4	122,006.1	252,977.0
U.S.$ Hedging Positions (Forwards, Options, Swaps, etc.)	—	16.4	16.4	—	(55.8)	(55.8)	—	(93.9)	(93.9)	(133.3)

Notes:—

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.

(2) Amounts included in columns titled "U.S.$" relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into reais at the prevailing rate on December 31, 2006.

(3) This item reflects the maturity of the securities.

	As of December 31, 2004[1]									
	Three months or less			Three to Twelve months			Over Twelve months			
	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	.Total
	(in millions of *reais*)									
Assets										
Cash	2,481.6	13,012.2	15,493.8	—	—	—	—	—	—	15,493.8
Investments	961.9	12,713.5	13,675.4	—	—	—	1,344.7	1,433.3	2,778.0	16,453.4
Lending	17,757.4	2,198.4	19,955.8	14,320.7	4,119.7	18,440.3	33,659.6	3,340.5	37,000.1	75,396.2
Loans/Repasses	17,755.3	2,196.8	19,952.0	14,320.6	4,115.4	18,436.0	33,100.0	3,335.1	36,435.2	74,823.2
Leasing	2.1	1.6	3.7	0.1	4.3	4.4	559.6	5.3	564.9	573.0
Foreign Exchange	—	—	—	—	—	—	—	—	—	—
Portfolio[3]	4,830.5	955.8	5,786.2	13,320.2	1,279.7	14,599.9	50,834.6	2,264.6	53,099.1	73,485.3
Other Assets	26,474.0	7,656.0	34,130.0	2,150.8	160.1	2,310.8	21,497.4	247.3	21,744.6	58,185.4
Total assets	**52,505.3**	**36,535.9**	**89,041.1**	**29,791.6**	**5,559.5**	**35,351.0**	**107,336.3**	**7,285.6**	**114,622.0**	**239,014.1**
U.S.$ Hedging Positions (Forwards, Options, Swaps, etc.)	—	(524.7)	(524.7)	—	(1,131.2)	(1,131.2)	—	(66.9)	(66.9)	(1,722.8)

Notes:—

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.

(2) Amounts included in columns titled "U.S.$" relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into reais at the prevailing rate of exchange on December 31, 2004.

(3) This item reflects the maturity of the securities.

	As of December 31, 2006[1]									
	Three months or less			Three to Twelve months			Over Twelve months			
	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	Total
	(in millions of *reais*)									
Liabilities										
Demand Deposits	37,183.5	3,164.5	40,348.0	—	—	—	—	—	—	40,348.0
Savings Deposits	36,714.4	—	36,714.4	—	—	—	—	—	—	36,714.4
Time Deposits	45,277.2	5,899.6	51,176.8	3,496.2	1,180.3	4,676.5	20,625.1	421.9	21,047.0	76,900.4
Interbank Deposits	84.9	171.2	256.1	966.2	3,236.2	4,202.4	3.0	416.6	419.6	4,878.1
Debentures[3]	144.5	—	144.5	431.1	572.0	1,003.1	1,156.5	—	1,156.5	2,304.1
Amounts in Transit	1,811.7	1,751.1	3,562.8	—	46	46	—	—	—	3,562.8
Securities and Repurchase Agreements	32,224.9	724.4	32,949.3	8,324.4	1,660.6	9,984.9	5,087.1	1,262.0	6,349.2	49,283.4
Borrowed Funds and Relending	7,519.9	545.0	8,065.0	2,122.1	1,128.3	3,250 4	4,692.5	2,064.4	6,757.0	18,072.4
Other Payables	16,065.8	7,513.4	23,579.2	764.4	2,937.6	3,702 0	12,586.0	3,538.8	16,124.8	43,405.9
Total liabilities	**177,026.9**	**19,769.2**	**196,796.1**	**16,104.4**	**10,715.1**	**26,819.5**	**44,150.2**	**7,703.8**	**51,854.1**	**275,469.6**
Deferred Income	—	—	—	—	—	—	122.0	6.6	128.6	128.6

	As of December 31, 2006[1]									
	Three months or less			Three to Twelve months			Over Twelve months			
	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	Total
	(in millions of *reais*)									
Stockholders' equity	—	—	—	—	—	—	20,758.2	—	20,758.2	20,758.2
Total liabilities and stockholders' equity	177,026.9	19,769.2	196,796.1	16,104.4	10,715.0	26,819.4	65,030.4	7,710.4	72,740.8	296,356.4

Notes:—

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.

(2) Amounts included in columns titled "U.S.$" relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into reais at the prevailing rate of exchange on December 31, 2006.

(3) Securities portfolio allocated according their maturities. Consists of liquidity instruments that can be negotiated anytime.

	As of December 31, 2005[1]									
	Three months or less			Three to Twelve months			Over Twelve months			
	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	Total
	(in millions of *reais*)									
Liabilities										
Demand Deposits	31,829.2	4,107.4	35,936.7	—	—	—	—	—	—	35,936.7
Savings Deposits	32,844.2	—	32,844.2	—	—	—	—	—	—	32,844.2
Time Deposits	34,313.6	6,804.3	41,117.9	3,581.5	943.6	4,525.1	17,303.4	548.4	17,851.8	63,494.7
Interbank Deposits	525.5	2,246.3	2,771.8	81.3	1,871.5	1,952.8	312.1	346.0	658.0	5,382.6
Debentures[3]	—	—	—	0	439.9	439.9	2,575.7	150.0	2,725.7	3,165.6
Amounts in Transit	1,531,967	1,419.5	2,951.5	—	1.5	1.5	—	—	—	2,953.0
Securities and Repurchase Agreements	16,258,712	89.5	16,348.2	8,768.7	378.1	9,146.8	4,535.6	477.6	5,013.2	30,508.3
Borrowed Funds and Relending	13,355,437	1,020.9	14,376.3	9.9	1,218.9	1,228.8	5.0	2,618.6	2,623.6	18,228.7
Other Payables	5,894,225	16,879.6	22,773.9	4,321.7	1,239.7	5,561.4	11,833.2	3,190.1	15,023.4	43,358.7
Total liabilities	**136,552.9**	**32,567.5**	**169,120.5**	**16,763.2**	**6,093.2**	**22,856.4**	**36,565.0**	**7,330.7**	**43,895.7**	**235,872.6**
Deferred Income	—	—	—	—	—	—	124.6	—	124.6	124.6
Stockholders' equity	—	—	—	—	—	—	16,979.8	—	16,979.8	16,980.0
Total liabilities and stockholders' equity	136,552.9	32,567.5	169,120.5	16,763.2	6,093.2	22,856.4	55,669.4	7,330.7	61,000.1	252,977.1

Notes:—

(1) The allocation of maturities in this table is based on information contained in the management accounts of the Bank.

(2) Amounts included in columns titled "U.S.$" relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into reais at the prevailing rate of exchange on December 31, 2005.

(3) Securities portfolio, allocated according to their maturities, consists of liquid instruments that can be negotiated at any time.

	As of December 31, 2004[1]									
	Three months or less			Three to Twelve months			Over Twelve months			
	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	R$	U.S.$[2]	Total	Total
	(in millions of *reais*)									
Liabilities										
Demand Deposits	27,041.8	1,987.2	29,029.0	—	—	—	—	—	—	29,029.0
Savings Deposits	31,069.5	—	31,069.5	—	—	—	—	—	—	31,069.5
Time Deposits	35,856.3	8,036.3	43,892.6	7.0	906.7	913.6	4,248.7	609.9	4,858.7	49,664.9
Interbank Deposits	457.0	2,215.3	2,672.3	470.5	2,280.6	2,751.1	59.0	286.1	345.1	5,768.5
Notes and Securities[3]	—	—	—	—	201.0	201.0	—	574.8	574.8	775.8
Amounts in Transit	462.1	1,268.1	1,730.2	—	0.4	0.4	—	—	—	1,730.6
Securities and Repurchase Agreements	37,038.5	354.2	37,392.6	1,945.7	310.8	2,256.5	4,316.3	561.5	4,877.8	44,526.9
Borrowed Funds and Relending	4,324.2	10,537.3	14,861.6	60.6	1,225.1	1,285.7	6,226.6	4,804.9	11,031.5	27,178.7
Other Payables	9,964.2	7,030.0	16,994.2	41.1	634.9	676.0	12,382.4	4,978.5	17,360.8	35,031.1
Total liabilities	146,213.6	31,428.4	177,642.0	2,524.9	5,559.4	8,084.2	27,233.0	11,815.7	39,048.7	224,774.9
Deferred Income	—	—	—	—	—	—	133.6	—	133.6	133.6
Stockholders' equity	—	—	—	—	—	—	14,105.7	—	14,105.7	14,105.7
Total liabilities and stockholders' equity	146,213.6	31,428.4	177,642.0	2,524.9	5,559.4	8,084.2	41,472.2	11,815.7	53,287.9	239,014.1

Notes:—

(1) The allocation of maturities in this table is based on information contained in the management accounts of Banco do Brasil.

(2) Amounts included in columns titled "U.S.$" relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into reais at the prevailing rate of exchange on December 31, 2004.

(3) Securities portfolio, allocated according to their maturities, consists of liquid instruments that can be negotiated at any time.

	As of December 31, 2006									
	Three months or less			Three to Twelve months			Over Twelve months			
	R$	U.S.$[1]	Total	R$	U.S.$[1]	Total	R$	U.S.$[1]	Total	Total
	(in millions of *reais*)									
Total assets	86,280.9	22,489.7	108,770.7	38,501.9	7,708.9	46,210.8	129,713.5	11,661.4	141,374.8	296,356.4
Total liabilities[2]	177,026.9	19,769.2	196,796.1	16,104.4	10,715.0	26,819.5	65,030.4	7,710.4	72,740.8	296,356.4
Total liabilities as a percentage of total assets	205	88	181	42	139	58	50	66	51	100
Gap between assets and liabilities	(90,745.9)	2,720.5	(88,025.4)	22,397.5	(3,006.1)	19,391.4	64,683.1	3,950.9	68,634.0	
Cumulative gap	(90,745.9)	2,720.5	(88,025.4)	(68,348.4)	(285.6)	(68,634.0)	(3,665.3)	3,665.3	—	

Notes:—

(1) Amounts included in columns titled "U.S.$" relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into reais at the prevailing rate of exchange on December 31, 2006.

(2) Demand deposits of R$40.3 billion, savings deposits of R$36.7 billion, time deposits of R$76.9 billion, and securities and repurchase agreements of R$49.3 billion are included in total liabilities.

	As of December 31, 2005									
	Three months or less			Three to Twelve months			Over Twelve months			
	R$	U.S.$[1]	Total	R$	U.S.$[1]	Total	R$	U.S.$[1]	Total	Total
	(in millions of *reais*)									
Total assets	52,002.2	32,504.4	84,506.7	40,837.9	5,626.3	46,464.2	113,004.7	9,001.4	122,006.1	252,977.0
Total liabilities[2]	136,552.9	32,567.6	169,120.5	16,763.2	6,093.2	22,856.4	53,669.4	7,330.7	61,000.1	252,977.0
Total liabilities as a percentage of total assets	263	100	200	41	108	49	47	81	50	100.0
Gap between assets and liabilities	(84,550.6)	(63.1)	(84,613.8)	24,074.6	(466.8)	23,607.8	59,335.3	1,670.7	61,006.0	
Cumulative gap	(84,550.6)	(63.1)	(84,613.8)	(60,476.0)	(530.0)	(61,006.0)	(1,140.7)	1,140.7	—	

Notes:—

(1) Amounts included in columns titled "U.S.$" relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into reais at the prevailing rate of exchange on December 31, 2005.

(2) Demand deposits of R$35.8 billion, savings deposits of R$32.8 billion, time deposits of R$63.5 billion, and securities and repurchase agreements of R$30.5 billion are included in total liabilities.

	As of December 31, 2004									
	Three months or less			Three to Twelve months			Over Twelve months			
	R$	U.S.$[1]	Total	R$	U.S.$[1]	Total	R$	U.S.$[1]	Total	Total
	(in millions of *reais*)									
Total assets	52,505.3	36,535.9	89,041.1	29,791.6	5,559.5	35,351.0	107,336.3	7,285.6	114,622.0	239,014.1
Total liabilities[2]	146,213.6	31,428.4	177,642.0	2,524.9	5,559.4	8,084.2	41,472.2	11,815.7	53,287.9	239,014.1
Total liabilities as a percentage of total assets.....	278.47	86.02	199.51	8.48	100.00	22.87	38.64	162.18	46.49	100.0
Gap between assets and liabilities	(93,708.3)	5,107.5	(88,600.8)	27,266.7	0.1	27,266.8	65,864.1	(4,530.1)	61,334.0	
Cumulative gap	(93,708.3)	5,107.5	(88,600.8)	(66,441.6)	5,107.6	(61,334.0)	(577.5)	577.5	—	

Notes:—

(1) Amounts included in columns titled "U.S.$" relate to assets and liabilities that are denominated in, or referenced to, foreign currencies and converted into reais at the prevailing rate of exchange on December 31, 2004.

(2) Demand deposits of R$29 billion, savings deposits of R$31.1 billion, time deposits of R$49.7 billion, and securities and repurchase agreements of R$44.5 billion are included in total liabilities.

Banco do Brasil believes that the gap between assets and liabilities presented in the tables above does not represent a liquidity risk, as such gap arises from the contractual maturities of the transactions. A substantial portion of short-term liabilities, for example, demand and savings deposits, do not change substantially, as most accountholders invest for periods longer than three months and substantial fluctuations in the volume of deposits do not generally occur. Furthermore, Banco do Brasil's securities portfolio is composed of liquid instruments that can generally be sold at any time to raise funds for any liquidity requirement. Banco do Brasil continuously reviews its policy with respect to the matching of assets and liabilities.

Derivative Financial Instruments

Financial swaps consist of contracts entered into between Banco do Brasil and a counterparty whereby Banco do Brasil agrees to pay the counterparty an amount related to a particular interest rate, inflation index rate or currency exchange rate (as applied to a notional amount) and, in return, receives from the counterparty an amount related to a different interest rate, inflation index rate or currency exchange rate (as applied to such notional amount). Banco do Brasil's contingent liability in respect of such a transaction is not the notional amount of the transaction, but rather the balance between the interest rate, inflation index rate or currency exchange rate which Banco do Brasil agrees to pay and the interest rate, inflation index rate or currency exchange rate which the counterparty agrees to pay. In some cases, Banco do Brasil mitigates the market risk in relation to a swap contract by matching its position in such swap contract with an opposite position in a separate swap contract. In such cases, Banco do Brasil's actual exposure is limited to the credit risk of the swap counterparties.

Futures transactions consist of the purchase of futures contracts, the sale of futures contracts and transactions with financial assets – forwards (forward transactions). Banco do Brasil generally enters into contracts and forwards to buy and sell currency futures (generally U.S. dollars at a future date) and interest rate futures, or enters into contracts linked to movements in certain stock market or financial indices. Banco do Brasil also enters into financial option transactions, including the sale of put and call options to buy or sell U.S. dollars and other currencies. As of December 31, 2006, Banco do Brasil's futures contracts and

financial options contracts amounted to R$2.0 billion, compared to R$3.7 billion at December 31, 2005 and R$3.6 billion at December 31, 2004.

In addition, third party guarantees extended by Banco do Brasil amounted to R$2.6 billion at December 31, 2006 (compared to R$2.2 billion at December 31, 2005 and R$3.5 billion at December 31, 2004). Banco do Brasil has other contingent liabilities, estimated at approximately R$5.4 billion at December 31, 2006 (compared to R$5.2 billion at December 31, 2005 and R$4.6 billion at December 31, 2004), related to certain legal proceedings to which it is a party. See "Business of Banco do Brasil S.A. — Litigation".

Banco do Brasil's Reserves with the Central Bank

At December 31, 2006, Banco do Brasil's reserves deposited with the Central Bank were R$27.0 billion, (compared to R$23.4 billion at December 31, 2005 and R$21.9 billion at December 31, 2004), representing mandatory deposits from Banco do Brasil's deposit and other accounts sources. See "Part A – The Brazilian Financial System". Banco do Brasil recorded interest income of R$1,611.6 million with respect to such deposits for the year ended December 31, 2006 (compared to R$1,684.6 million for the year ended December 31, 2005 and R$1,313.0 million for the year ended December 31, 2004).

Deferred Tax Assets

As of December 31, 2006, Banco do Brasil recorded a deferred tax asset in the amount of R$8.604 billion, compared to a deferred tax asset of R$6.687 billion as of December 31, 2005. These amounts were recorded in Banco do Brasil's balance sheet under "Other Receivables — Sundry".

Between the fourth quarter of 2001 and December 31, 2003, in order to accelerate the reduction of its recorded deferred tax assets, Banco do Brasil recorded complementary reductions of deferred tax assets when the charges for withholding income tax and social contribution tax provisions (including those relating to deferred taxes) were lower than those calculated by the application of the sum of the rates in effect (34%) on corporate net income of the year before taxation, until this percentage was reached. During 2004, the expenses from withholding income tax and social contribution tax were higher than 34%. Accordingly, it was unnecessary to record complementary reductions of deferred tax assets.

Following the enactment of Resolution No. 3,059/02, more objective regulations were established to recognize and maintain deferred tax assets, including the gradual exclusion, for calculation purposes of Tier 1 of the Bank's referential equity value, of those deferred tax assets estimated to be realized in over five years, beginning with the exclusion of 20% of those credits in January 2004 and reaching 100% in 2008.

Accordingly, as of January 2005, Banco do Brasil no longer records the complementary reductions mentioned above in order to avoid a double impact on the calculation of its capital adequacy index. See Notes 8(c) and 18 to the 2005 Financial Statements.

On March 31, 2006, Resolution No. 3,355/06 changed the period from five years to ten years for the realization of deferred tax assets that can be recorded on the balance sheet of a financial institution, allowing the Bank as of the first quarter of 2006, to account for approximately R$1.9 billion as an offset against income in respect of unrecorded existing deferred tax assets. The balance of the Bank's deferred tax assets as of December 31, 2006 was R$8.604 billion.

Investments

Banco do Brasil invests in its branch network, infrastructure and technology to improve the quality and efficiency of its operations. Banco do Brasil views these investments as essential to enable it to compete with private sector retail and commercial banks. In 2006, Banco do Brasil invested R$442 million in technology and infrastructure (compared to R$806.4 million for the year ended December 31, 2005 and R$846.3 million for the year ended December 31, 2004). Banco do Brasil has budgeted investments of R$1.6 billion in infrastructure and technology for 2007. See "— Other Activities — Technology, Infrastructure and Logistics".

Off-Balance Sheet Transactions

Banco do Brasil does not have any material off-balance sheet transactions. Banco do Brasil records funding transactions conducted by special purpose entities on its balance sheet. See Note 13 to the December 2006 Financial Statements.

Credit and Risk Control

Banco do Brasil is organized such that credit analysis activities are segregated from business activities, with guidelines established to minimize the credit risk that the Bank is prepared to assume and to supervise the process of granting and monitoring credit. In this context the Credit Directorate is responsible to formulate and maintain credit guidelines which are disseminated throughout its branch network through policy manuals, computer software programs, internal training programs and updates. These guidelines are intended to apply to all lending operations undertaken with risk.

Banco do Brasil has established separate technical guidelines for setting credit limits applicable to all clients (rating analysis) from the actual credit granting (transaction analysis). The guidelines for establishing credit limits and loan approval criteria vary according to the type of the loan and borrower. Guidelines and credit analysis systems are frequently updated in response to suggestions of its branch network, recommendations from supervising staff, changes in economic conditions and Banco do Brasil's policies.

The analyses of risk and credit limits are determined through the application of automated methodologies, executed through specifically-designed systems. For the Bank's retail banking activities (individuals, micro business companies and agricultural producers), the analyses are carried out through the application of automated methodologies, based on Credit Scoring and Behavior Scoring Systems, calculating, for each client, the probability of default (PD). These analyses are carried out within the branches through the use of an automated system made available and controlled by the Credit Directorate, using information contained in each client's records. In relation to companies, cooperatives, national and foreign financial institutions and governmental entities, the analyses are carried out by the Credit Directorate, by teams of specialized analysts using the system of risk analysis and specific methodologies designed for the calculation of credit limits and the client's risk. These methodologies, in addition to the Credit Scoring and Behavior Scoring systems, use information collected through inspection of the client's enterprise, information reports supplied by the clients themselves, and data showing each client's level of indebtedness and its historic performance in the Brazilian financial system. All customers who are eligible to obtain credit with Banco do Brasil are assigned credit scores using one of these methodologies. The customers are classified according to risk levels, which vary from "AAA" (minimum risk) to "E" (high risk). Customers classified under "E" cannot be granted credit, except in the context of credit recoveries.

After risk classification, the credit limit of the client is then calculated and their respective portfolio is determined by taking into account the risk level of the client, its annual net invoiced revenue or net income, the financial situation of others companies related to its enterprise group and its performance in internal and external transactions.

Decisions at all levels are taken only with the approval of a majority of the members of the Bank committees. All decisions relating to credit limits exceeding 15% of the Bank's reference capital (for financial institutions), 5% of the reference capital (for legal entities or economic groups) and 1% of the reference capital (for individuals) are submitted to the committee formed by the Board of Directors. In 2004, Banco do Brasil consolidated the administration of market, liquidity, operational and credit risks into one area, the Risk Management Directorate. The Global Risk Committee is responsible for the Bank's integrated management of risk, which defines the strategies, risk measurement and contingency plans.

In July 2006, the Board of Officers approved a revision regarding the functioning dynamics of the Strategical Risk Committees (*Comitês Estratégicos de Risco*), changing the attribution of the Global Risk Committee, which started to decide on strategies in relation to risks regarding market management, liquidity, credit and operational; and creating specific sub-committees in relation to each one of these risks. The sub-committees are responsible for the definition of risk evaluation models, as well as the definition of specific limits and analysis, recommending proposals within the scope of the Global Risk Committee.

Banco do Brasil believes it is important to segregate its credit approval and analysis function from its business areas. The actual granting and formalization of credit by Banco do Brasil is based on the structure of the proposed transaction, the term, the repayment ability of the borrower and cash flow projections.

In addition, Banco do Brasil classifies risk in respect of lending transactions by taking into account client risk, credit limits, levels of indebtedness, amounts of relevant transactions, security and guarantees offered, term of the transactions, nature of the transactions and the borrower's ability to make payments. The Credit Directorate carries out analyses of sectors of the Brazilian economy to determine the risk and the credit limit that are considered by Banco do Brasil with regard to lending to each economic sector and its various segments. It is Banco do Brasil's policy for credit committees to require, whenever appropriate, that emphasis be placed on guarantees which provide liquidity (such as letters of credit, receivables and real estate) in the event that a loan is not repaid in accordance with its terms.

Banco do Brasil has implemented its own model of management of risk regarding market management and liquidity and management of assets and liabilities.

Currently, under the Credit Directorate, there are five areas certified by ISO 9001/2000 and in 2006 the Credit Directorate has been awarded with the Federal Government Quality Awards at a bronze level.

The Risk Management Directorate is responsible for: (i) the daily market risk measurement, including V@R; (ii) sensitivities and stress tests; (iii) monitoring and controlling market risk limits of traders; (iv) the asset and liability management; and (v) recommending proposals to the Market and Liquidity Risk Sub-Committee and to the Global Risk Committee.

Credit Monitoring

Banco do Brasil's current policy is to complete a separate credit approval process each time a client makes an application for a loan. Banco do Brasil requires a full review of a corporate borrower's financial situation at least once a year. However, in special circumstances (such as in the event of an economic crisis), these reviews may occur more frequently. A review combines an analysis of guarantees, interest rates, average maturities and economic conditions, in addition to various elements comprising a credit analysis. Banco do Brasil provides branches with information on economic sectors and other factors relevant to the loan approval process through its intranet, with periodic updates, or in the form of press reports.

Internal Controls and Compliance

Management encourages the Bank's managers and employees to take responsibility for improving the Bank's internal control systems. The evaluation of internal controls is undertaken by each business area, and these evaluations are verified by the key areas of the Bank's management, namely the Board of Directors, the Audit Committee, the Internal Audit Committee, the Executive Board and the Internal Control Area.

In order to promote best corporate governance practices, and with a view to maximizing the efficiency of its internal control systems, Banco do Brasil has established several internal decision-making committees. Each of these committees focuses on key topics affecting the Brazilian financial system as a whole, such as global market risk, prevention of illegal financial and foreign exchange transactions, operational risk, information security, asset and liability management, and credit risk.

The Internal Controls Directorate ("DICOI") of Banco do Brasil is responsible, among other duties, for assessing the level of internal compliance of Banco do Brasil and its wholly-owned subsidiaries and for evaluating internal control models to mitigate operational risks and improve internal procedures in relation to this matter. DICOI has been developing compliance procedures and the internal controls environment for all areas of the Bank based on international best practices for training of employees, self-education, risk and control assessment, and monitoring of the implementation of measures to mitigate identifiable weaknesses, in each case to be implemented at the Bank's headquarters as well as throughout its branch network and wholly-owned subsidiaries. Furthermore, compliance programs for the Bank's branches and subsidiaries outside Brazil guarantee the Bank's compliance and internal control procedures on a global basis.

Credit Recovery

The Operational Assets Restructuring Directorate ("*Diretoria de Reestruturação de Ativos Operacionais*" or "DIRAO") is responsible for managing Banco do Brasil's portfolio of defaulted loans. DIRAO has its head office in Brasília and also has 57 Regional Collection Units ("*Unidades Regionais de Reestruturação*") located throughout Brazil. DIRAO manages the Bank's loan recovery process through the use of the following criteria:

- for loans classified as "retail credit", Banco do Brasil's credit recovery actions are based on pre-defined and automatic procedures, such as contacting the defaulting borrower through the Bank's call centers, automated messages in ATM terminals and automatic credit rescheduling options which take into account the borrower's ability to repay the debt. If, after renegotiation, the loan remains in default, Banco do Brasil engages the services of external collection companies to assist in collecting the debt; and
- for loans made to the Bank's corporate clients, in each case, Banco do Brasil uses the Regional Collection Units and their corporate case handling teams in DIRAO, which are responsible for dealing with cases that require tailored made solutions.

In 2006, Banco do Brasil recovered R$1.227 billion in defaulted loans (compared to R$1.019 billion in 2005 and R$1.021 billion in 2004).

RECENT DEVELOPMENTS AND ANALYSIS

Introduction

Banco do Brasil's results for the three-month period ended March 31, 2007 were affected by various factors in addition to operational and business considerations, including some of the major transactions and events discussed below, the conditions of the Brazilian economy and financial markets during such period and the regulatory environment in which it operated.

As a result, amounts presented in certain line items of Banco do Brasil's consolidated unaudited financial statements for the three-month period ended March 31, 2007 may not be directly comparable to amounts presented in such line items of Banco do Brasil's consolidated unaudited financial statements for three-month period ended March 31, 2006. Investors should be aware of the foregoing in considering the financial information presented herein and assessing period-to-period trends and comparisons.

The following discussion contains an analysis of the consolidated results of operations of Banco do Brasil for the three-month periods ended March 31, 2007 and 2006 and, subject to the considerations described below, should be read in conjunction with the consolidated unaudited financial statements of Banco do Brasil for the three-month periods ended March 31, 2007 and 2006 set forth in Part C of this Program Circular. The financial statements of Banco do Brasil for the three-month periods ended March 31, 2007 and 2006 have been prepared in accordance with Accounting Practices Adopted in Brazil, as further described under "Selected Financial Information". Please see "Risk Factors — Risks Relating to Banco do Brasil — There are differences between amounting standards used by the Bank and generally accounting principles in the United States.

BANCO DO BRASIL S.A. CONSOLIDATED FINANCIAL INFORMATION AS OF AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2007 AND 2006

Consolidated Income Statement Data

	Three-month period ended March 31,	
	2007	2006
	(in thousands of *reais*)	
Income from financial intermediation	**9,822,953**	**9,471,401**
Loans	6,101,218	5,095,441
Leases	164,586	115,065
Securities	3,042,617	3,521,208
Derivative financial instruments	34,320	(138,685)
Foreign exchange, net	80,653	451,784
Compulsory deposits	399,559	426,588
Expenses from financial intermediation	**(6,533,233)**	**(6,633,571)**
Deposits and funds obtained in the money market	(4,387,981)	(3,983,672)
Borrowings and onlendings	(409,765)	(501,868)
Leases	(114,749)	(77,211)
Foreign exchange, net	-	—
Allowance for loan losses	(1,620,728)	(2,070,820)
Financial intermediation income, net	**3,289,730**	**2,837,830**
Other operating income (expenses)	**(1,191,954)**	**(1,873,303)**
Banking service fees	2,377,120	2,102,901
Personnel expenses	(1,858,626)	(1,875,557)
Other administrative expenses	(1,466,607)	(1,361,883)
Taxes	(488,669)	(453,574)
Equity in the earnings (losses) of associated and subsidiary companies	38,682	(154,290)
Other operating income	1,121,510	1,463,761
Other operating expenses	(915,364)	(1,594,661)
Net operating income	**2,097,776**	**964,527**
Non-operating income	30,501	26,303
Profit before taxation and profit sharing	**2,128,277**	**990,830**
Income tax and social contribution	(539,275)	1,541,550
Profit sharing	(180,212)	(189,711)
Net income	**1,408,790**	**2,342,669**

Consolidated Balance Sheet Data

	As of March 31,	
	2007	2006
	(in thousands of *reais*)	
Assets		
Total Assets	**321,898,019**	**264,634,926**
Current Assets and Long-Term Receivables	**316,063,394**	**259,111,271**
Cash and cash equivalents	5,510,791	4,055,796
Interbank investments	41,184,642	35,744,134

	As of March 31,	
	2007	2006
	(in thousands of *reais*)	
Securities and derivative financial instruments	73,349,951	68,631,272
Securities available for trading	7,360,967	4,326,928
Securities available for sale	40,710,655	38,815,096
Securities held to maturity	24,262,824	25,068,519
Derivative financial instruments	1,015,505	420,729
Interbank accounts	29,844,101	24,912,043
Brazilian Central Bank deposits	26,998,456	21,969,637
Others	2,845,645	2,942,406
Interdepartmental accounts	33,045	12,409
Loan operations	120,019,691	88,306,162
Public sector	4,782,125	3,442,265
Private sector	124,105,606	92,190,508
Allowance for loan losses	(8,868,040)	(7,326,611)
Lease operations	44,680	29,774
Lease and sublease receivables	1,078,578	821,614
Revenues from lease appropriation	(1,010,836)	(767,526)
Allowance for lease losses	(23,062)	(24,314)
Other receivables	45,021,638	36,811,242
Receivables on guarantees honored	53,449	156,431
Foreign exchange portfolio	15,115,734	9,129,823
Income receivable	294,195	183,110
Negotiation and intermediation of securities	150,620	66,326
Specific credits	700,168	626,859
Special operations	575	575
Taxes receivable	8,641,666	8,905,447
Actuarial asset	2,555,846	3,865,470
Receivables to guarantee deposits	14,129,305	12,251,207
Others	7,284,148	4,812,274
Allowance for other loan losses	(3,904,068)	(3,186,280)
With characteristics of credit transaction	(242,024)	(380,314)
Without characteristics of credit transaction	(3,662,044)	(2,805,966)
Other assets and amounts	1,054,855	608,439
Investments in other companies	3	3
Other assets and amounts	288,574	310,118
(Allowance for losses)	(152,806)	(176,797)
Prepaid expenses	919,084	475,115
Permanent	**5,834,625**	**5,523,655**
Investments	1,176,120	1,030,281
Assets in use	2,782,399	3,014,610
Leased assets	1,305,495	894,927
Deferred	570,611	583,837
Liabilities		
Total liabilities	**321,898,019**	**264,634,926**
Current and long-term liabilities	**300,146,667**	**245,295,001**
Deposits	160,663,434	139,194,563
Demand deposits	35,588,302	31,877,536
Savings deposits	38,942,074	32,975,353

	As of March 31,	
	2007	2006
	(in thousands of *reais*)	
Interbank deposits	5,025,723	5,261,900
Time deposits	80,859,879	68,948,386
Sundry	247,456	131,388
Money market and deposits received under security repurchase agreements	67,638,992	42,757,581
Funds from acceptance and issue of securities	2,099,154	2,788,614
Foreign securities	2,099,154	2,788,614
Interbank accounts	2,037,808	1,477,313
Interdepartmental accounts	1,912,790	1,272,575
Borrowings	4,573,765	4,030,710
Foreign borrowings	4,573,765	4,030,710
Local onlendings – official institutions	13,950,069	13,052,767
National Treasury	3,077,172	4,053,193
BNDES	4,715,850	3,959,658
FINAME	5,747,527	4,719,965
Other institutions	409,520	319,951
Foreign onlendings	477	477
Derivative financial instruments	1,969,472	1,446,247
Other liabilities	45,300,706	39,274,154
Collection and payment of taxes and social contribution	2,109,284	3,257,686
Foreign exchange portfolio	14,946,214	10,686,527
Social and statutory	767,079	229,104
Taxes and social security contributions	1,655,893	1,503,444
Negotiation and intermediation of securities	236,910	127,165
Financial and development funds	1,945,510	1,981,321
Special operations	2,370	2,382
FCO (subordinated debt)	9,264,855	8,094,798
Hybrid instruments of capital and debt	1,040,642	1,102,105
Actuarial liabilities	3,530,406	3,290,966
Others	9,801,543	8,998,656
Deferred income	**112,895**	**130,873**
Stockholders' Equity		
Total Stockholders' Equity	**21,638,457**	**19,209,052**
Capital	11,912,895	10,797,337
Capital reserves	355,638	4,778
Revaluation reserves	6,479	23,310
Revenue reserves	7,858,344	6,020,150
Adjustments to market value – securities and derivative financial instruments	417,253	145,800
Accumulated loss/profit	1,087,848	2,343,456
(Treasury stock)	--	(125,779)

Results of Operations

Three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006

Banco do Brasil reported overall net income for the three-month period ended March 31, 2007, of R$1.409 billion compared to R$2.343 billion for the same period in 2006, a decrease of 39.9%. Banco do Brasil reported gross income from financial intermediation of R$3.290 billion for the three-month period ended March 31, 2007 compared to R$2.838 billion for the same period in 2006, an increase of 15.9%. The main factor which contributed to the decrease of the net income was the extraordinary recording of approximately R$2.4 billion of additional tax credits as a gain on income tax and social contribution as a future offset against income in respect of unrecorded tax credits in the first quarter of 2006, which was partially off-set by the decrease in the provision for loan losses and the increase of income from credit operations. The principal components of the Bank's financial results are described below.

Revenue from Financial Intermediation

The following table sets forth the principal components of Banco do Brasil's revenues from financial intermediation for the three-month periods ended March 31, 2007 and 2006.

	Three-month periods ended March 31,				
	2007	% of total revenues from financial intermediation	2006	% of total revenues from financial intermediation	Variation
	(in thousands of *reais*, except percentages)				
Lending operations	6,101,218	62.1%	5,095,441	53.8%	19.7%
Commercial leasing	164,586	1.7%	115,065	1.2%	43.0%
Marketable securities	3,042,617	31.0%	3,521,208	37.2%	(13.6%)
Financial instruments and derivatives	34,320	0.3%	(138,685)	(1.5%)	(124.7%)
Foreign exchange	80,653	0.8%	451,784	4.8%	(82.1%)
Compulsory investments	399,559	4.1%	426,588	4.5%	(6.3%)
Total	**9,822,953**	**100.0%**	**9,471,401**	**100.0%**	**3.7%**

Banco do Brasil's gross revenue from financial intermediation increased to R$9.823 billion for the three-month period ended March 31, 2007 from R$9.471 billion for the same period in 2006, an increase of 3.7%. This increase was primarily due to increased credit operations resulting from the growth in the Bank's overall credit portfolio and increased liquidity.

Income from lending operations increased to R$6.101 billion, or 19.7%, for the three-month period ended March 31, 2007 from R$5.095 billion for the same period in 2006. This increase mainly reflected the higher overall lending activity of Banco do Brasil during the period and is principally derived from: (i) a 16.8% (R$421.5 million) increase in income from lending operations, which was mainly from consumer lending activities (CDC transactions, R$317.2 million) and also from BB Giro (R$107.0 million); (ii) a 27.8% (R$192.4 million) increase in income from financing transactions, especially in transactions related to FAT Giro Rural (R$62.5 million), Capital de Giro à Exportação (R$51.1 million) and FAT Giro Setorial (R$42.6 million); and (iii) a 29.4% (R$296.0 million) increase in income from rural and agribusiness financing, primarily as a result of an increase of R$247.4 million in equalization revenues.

Revenues from Banco do Brasil's commercial leasing operations increased 43.0% to R$164.6 million for the three-month period ended March 31, 2007, compared to R$115.1 million for the same period in 2006. This increase mainly reflected an increase in the average volume during the three-month period ended March 31, 2007.

Income from Banco do Brasil's marketable securities transactions decreased by 13.6% to R$3.043 billion for the three-month period ended March 31, 2007 from R$3.521 billion for the same period in 2006. This decrease mainly resulted from a 15.8% (R$406.7 million) decrease in income from fixed income securities due to the decrease in the variation of the SELIC rate for the period (3.0% for three-month period ended March 31, 2007, compared to 4.0% in the same period in 2006), in spite of the increase in the average balance of this portfolio and an increase in the variation of the IGP-M rate for the period.

Banco do Brasil's results from financial instruments and derivatives trading was a gain of R$34.3 million for the three-month period ended March 31, 2007, compared to a loss of R$138.7 million for the same period in 2006, an increase of 124.7%. This variation was primarily due to increased gains in Banco do Brasil's liability position related to swap transactions linked to U.S. Dollar and Japanese Yen, mainly due to the increase in the volume of transactions, despite the lower rate of depreciation of these currencies against the *Real* during the period. The variation is also derived from gains in futures transactions (hedging transactions linked to interest rates and foreign exchange) in the first quarter of 2007 against losses in the first quarter of 2006.

Banco do Brasil recorded income of R$80.7 million on trading in its foreign exchange portfolio for the three-month period ended March 31, 2007 compared to an income of R$451.8 million for the same period in 2006. This 82.1% decrease was mainly due to the effect caused by the lower rate of depreciation of the U.S. Dollar against the R*eal* (4.1% during the three-month period ended March 31, 2007, compared to the 7.2% in the same period of 2006), on sales related to financial foreign exchange transactions (Câmbio Financeiro – Venda - R$547.3 million), partially offset by the increase on *ACC/ACE Automatico*, which are foreign trade finance transactions carried out by the Bank (R$129.5 million).

Banco do Brasil's income from compulsory investments decreased to R$399.6 million for the three-month period ended March 31, 2007 from R$426.6 million for the same period in 2006. This 6.3% decrease was mainly due to the decrease in the variation of the SELIC rate for the period.

Expenses from Financial Intermediation

The following table sets forth the principal components of Banco do Brasil's expenses from financial intermediation for the three-month periods ended March 31, 2007 and 2006.

	For the three-month periods ended March 31,				
	2007	**% of total expenses from financial intermediation**	**2006**	**% of total expenses from financial intermediation**	**Variation**
	(in thousands of *reais*, except percentages)				
Deposits and funds obtained in the money market	4,387,981	67.1%	3,983,672	60.0%	10.1%
Borrowings and on-lending	409,765	6.3%	501,868	7.6%	(18.4%)
Commercial leasing	114,749	1.8%	77,211	1.2%	48.6%
Allowance for credit losses	1,620,728	24.8%	2,070,820	31.2%	(21.7%)
Total	**6,533,223**	**100.0%**	**6,633,571**	**100.0%**	**(1.5%)**

Banco do Brasil's expenses incurred in connection with financial intermediation decreased by 1.5% to R$6.533 billion for the three-month period ended March 31, 2007, compared to R$6.634 billion for the same period of 2006. This decrease was mainly derived from the decrease in the provision for loan losses, partially off set by the increase in expenses from deposits and funds obtained in the money market.

Banco do Brasil's expenses from deposits and funds obtained in the open market increased by 10.1% to R$4.388 billion for the three-month period ended March 31, 2007 from R$3.984 billion for the same period in 2006. This increase mainly resulted from a 35.5% (R$232.0 million) increase in expenses relating to savings deposits as a result of the increase in the average balance of these deposits and due to the reversal

during the first quarter of 2007 of a provision made in prior period, which was accounted for in the line item "Other Operating Income". This increase was also derived from the 13.3% (R$191.8 million) increase in expenses from repurchase transactions due to the increase in the average balance of these transactions.

Banco do Brasil's expenses from borrowings and onlendings consist primarily of costs relating to foreign funding, BNDES repass lending operations and expenses from funding foreign currency denominated assets, among others. Banco do Brasil's expenses related to these transactions decreased 18.4% to R$409.8 million for the three-month period ended March 31, 2007 from R$501.9 billion for the same period in 2006. This decrease was mainly due to a decrease in expenses associated with the National Treasury, the FCO and FINAME onlending transactions, in the amount of R$32.3 million (44.3%), R$55.4 million (41.9%) and R$19.2 million (13.3%), respectively, due to the decrease in the variation of the SELIC rate and other applicable rates during the first three month of 2007 compared to the same period in 2006.

Expenses relating to Banco do Brasil's commercial leasing operations increased by 48.6% to R$114.7 million for the three-month period ended March 31, 2007, compared to R$77.2 million for the same period in 2006, mainly reflecting the increase in overall volume of the Bank's leasing transactions in 2007.

Banco do Brasil's provision for loan losses decreased by 21.7% to R$1.621 billion for the three-month period ended March 31, 2007, compared to R$2.071 billion for the same period in 2006. This variation was mainly due to decreased risk in the credit portfolio (in accordance with the applicable regulation from the Central Bank) and a decrease in the additional provision recorded by the Bank (R$200.0 million for the three-month period ended March 31, 2007 versus R$500 million for the same period in 2006) as result of a conservative policy in relation to the risks that exist in the portfolio.

Gross Profit from Financial Intermediation

As a result of the foregoing factors, Banco do Brasil recorded gross profit from financial intermediation in the three months ended March 31, 2007 of R$3.290 billion, compared to R$2.838 billion for the same period in 2006, an increase of 15.9%.

Other Operating Income/Expenses

The following table sets forth the principal components of Banco do Brasil's other operating income (expenses) for the three-month periods ended March 31, 2007 and 2006.

	For the three-month periods ended March 31,		
	2007	**2006**	**Variation**
	(in thousands of *reais*, except percentages)		
Services rendered	2,377,120	2,102,901	13.0%
Personnel expenses	(1,858,626)	(1,875,557)	(0.9%)
Other administrative expenses	(1,466,607)	(1,361,883)	7.7%
Taxes	(488,669)	(453,574)	7.7%
Equity in the earnings (losses) of associated and subsidiary companies	38,682	(154,290)	(125.1%)
Other operating income	1,121,510	1,463,761	(23.4%)
Other operating expenses	(915,364)	(1,594,661)	(42.6%)
Total	**(1,191,954)**	**(1,873,303)**	**(36.4%)**

Other operating income (expenses) decreased to an expense of R$1.192 billion for the three-month period ended March 31, 2007 from an expense of R$1.873 billion for the same period of 2006, a decrease of 36.4%. This was mainly due to the factors set forth below.

Banco do Brasil's income from services rendered included: (i) commissions earned on collection services; (ii) investment fund management fees and other private sector banking service charges; and (iii)

commissions earned by Banco do Brasil as an agent of the Federal Government in its role as national clearing agent. Banco do Brasil's income from services rendered increased to R$2.377 billion for the three-month period ended March 31, 2007 from R$2.103 billion for the same period of 2006, an increase of 13.0%. The increase mainly resulted from: (i) a 16.9% (R$66.4 million) increase in service fee income from Banco do Brasil's "Service Package" (which is the current name for "Ouro Plan". See "Business of Banco do Brasil S.A. — Retail Market — Principal Retail Products and Services"); (ii) a 10.8% (R$38.5 million) increase in investment funds administration fees; (iii) a 18.3% (R$34.6 million) increase in collections fees; (iv) a 11.5% (R$19.9 million) increase in income from credit card fees and (v) a 9.1% (R$18.6 million) increase in service fee income resulting from credit transactions.

Personnel expenses decreased 0.9% to R$1.859 billion for the three-month period ended March 31, 2007, compared to R$1.876 billion for the same period in 2006. This decrease mainly resulted from a decrease in PREVI social charges due to (i) a 40% reduction in the contributions' taxes (*aliquotas*) of participants, beneficiaries and the sponsor related to Benefit Plan 1 and (ii) a decrease in provision for labor claims. This decrease was partially off-set by an increase in labor claims losses.

Other administrative expenses increased to R$1.467 billion for the three-month period ended March 31, 2007 from R$1.362 billion for the same period of 2006, an increase of 7.7%. This variation was due to the increase of certain expenses in this line item, in paticular: (i) a 112.1% (R$34.9 million) increase in tax and civil lawsuits; (ii) a 29.9% (R$23.6 million) increase in transportation; (iii) a 10.6% (R$15.8 million) increase in data processing. These increases were partially off-set by a 8.8% (R$19.8 million) decrease in communications expense.

Tax expenses, consisting of state taxes, CPMF, ITR, IPTU, ISSQN, COFINS and PASEP increased to R$488.7 million for the three-month period ended March 31, 2007 compared to R$453.6 million for the same period in 2006, an increase of 7.7%. The increase principally relates to the increase of Banco do Brasil's operating income for tax purposes in the three-month period ended March 31, 2007.

Banco do Brasil's associated and subsidiary non-financial companies recorded an income of R$38.7 million for the three-month period ended March 31, 2007, compared to an expense of R$154.3 million for the same period in 2006. This variation resulted from a decrease in foreign exchange losses (R$114.5 million or 41.9%) mainly due to the lower rate of depreciation of the U.S. Dollar against the Real (4.1% during the three-month period ended March 31, 2007, compared to 7.2% in the same period of 2006) and an increase in the earnings of investments in Brazil.

Other operating income decreased from R$1.464 billion for the three-month period ended March 31, 2006, to R$1.122 billion for the same period of 2007. This 23.4% decrease mainly resulted from the decreased income from foreign exchange adjustments of obligations in foreign currencies in the amount of R$493.3 million (61.2%), mainly due to the lower rate of depreciation of the U.S. Dollar and the Japanese Yen against the R*eal* (4.1% and 3.1%, respectively, for the three-month period ended March 31, 2007, versus 7.2% and 6.9%, respectively, in the same period of 2006). This result was partially off set by the increase in income from recovery of charges and expenses (R$130.1 million or 152.9%) due to the reversal in this quarter of a provision made in prior period related to savings deposits.

Other operating expenses decreased 42.6% to R$915.4 million for the three-month period ended March 31, 2007 from R$1.595 billion for the same period of 2006. This decrease mainly resulted from decreased expenses relating to negative foreign exchange adjustments of investments in foreign currencies (R$802.7 million), mainly due to the lower rate of depreciation of the U.S. Dollar and the Japanese Yen against the R*eal* (4.1% and 3.1%, respectively, for the three-month period ended March 31, 2007, versus 7.2% and 6.9%, respectively, in the same period of 2006).

Banco do Brasil's non-operating income increased 16.0% to R$30.5 million for the three-month period ended March 31, 2007 from R$26.3 million for the same period of 2006.

Profit Sharing and Taxation

For the three-month period ended March 31, 2007, Banco do Brasil recorded a profit of R$2.128 billion before income tax and social contribution for financial accounting purposes, compared to R$990.8 million

for the same period in 2006. Banco do Brasil recorded an expense of income tax and social contribution during the three-month period ended March 31, 2007 in the amount of R$539.3 million, compared to a gain of R$1.542 billion during the same period in 2006. The gain in that period was mainly due to the recording of additional deferred tax assets by the Bank in the amount of R$2.4 billion, as permitted under Resolution No. 3,355/06, which changed the period from five years to ten years for the realization of deferred tax assets that can be recorded on the balance sheet of a financial institution. Banco do Brasil distributed profit sharing to its employees in the amount of R$180.2 million during the three-month period ended March 31, 2007, compared to R$189.7 million during the same period in 2006.

Overall Net Income

As a result of the factors described above, Banco do Brasil recorded net income of R$1.409 billion for the three-month period ended March 31, 2007, compared to net income of R$2.343 billion for the same period in 2006.

BUSINESS OF BANCO DO BRASIL S.A.

General

Banco do Brasil is a banking institution and a corporation (*sociedade anônima*) duly incorporated with unlimited duration under the laws of the Federative Republic of Brazil. Banco do Brasil was founded on October 12, 1808 and its By-laws was registered with the Commercial Board on April 7, 1942 as No. 17.298. The Bank's registered office address is SBS, Quadra 01, Bloco C, lote 32 – Edificio Sede III, Brasilia, DF, Brazil.

Banco do Brasil was the first Brazilian company listed on a Brazilian stock exchange and is presently the largest bank in Latin America, according to *Economática*. It has a significant presence throughout the whole of Brazil, as well as in key global economic and financial centers. Banco do Brasil currently has more than 24.4 million customers, approximately 10.4 million of which have their salaries paid to them directly through accounts held with the Bank. Of these approximately 10.4 million customers, 4.5 million are public servants and 5.9 million are employees of private or mixed-capital companies.

Banco do Brasil's clients are served by a network of approximately 15,113 points of service, including 3,969 branches located in 3,138 Brazilian towns and cities. In addition, Banco do Brasil has more than 39,661 self-service terminals which, coupled with services such as call centers and mobile banking, enable clients to carry out approximately 89% of all transactions outside of the traditional branch environment. Banco do Brasil operates outside of Brazil in 20 countries, and its international network (the largest outside of Brazil among Brazilian banks) has 39 points of service, with 16 branches, including locations in the United States, Argentina, England and Japan.

In addition to market leadership in terms of number of clients and points of service, management believes that at December 31, 2006, Banco do Brasil was also the leading Brazilian bank in terms of:

- total assets with R$296.4 billion;
- total deposits with R$158.8 billion, of which R$23.6 billion were judicial deposits, representing a 22.1% market share;
- a credit portfolio totalling R$133.2 billion, of which lending and leasing operations together represented a 16.5% market share;
- third party assets under management (through BB DTVM) totaling more than R$182.7 billion, representing a 19.07% market share;
- export foreign exchange transactions representing a market share of 28.0% and advances on foreign exchange contracts ("*Adiantamentos sobre Contrato de Câmbio*" or "ACC") and advances in export contracts ("*Adiantamentos sobre Cambiais Entregues*" or "ACE") representing a market share of 31.5%; and
- total number of customers, approximately 8 million, with access to products and services through the internet and mobile banking.

As a multiple-service bank, Banco do Brasil offers a full range of financial products and services, as well as non-financial products and services, including personal and corporate credit transactions, financing and solutions for the Brazilian agribusiness sector, credit and debit cards, insurance and private pension plans, capitalization, consortia, international banking services such as foreign exchange and foreign trade financing, treasury transactions, financial and capital markets transactions and third party asset management. Banco do Brasil has been recognized for excellence in the area of third party asset management by Moody's, which classified the Bank as MQ1 in March, 2006.

In addition to its own operations as a multiple-service bank, Banco do Brasil has fifteen subsidiaries which offer additional products and services. Through BB Investimentos, Banco do Brasil also holds equity participations in companies involved in insurance, pension plans and capitalization (which is a form of savings account entitling holders to participate in periodic drawings for cash prizes). Banco do Brasil also

sponsors benefit plans for its employees, one for supplementary pension benefits, PREVI, and another for medical care, CASSI. Banco do Brasil also sponsors *Fundação Banco do Brasil*, a foundation which contributes to development projects in communities throughout Brazil.

The following table sets forth certain key consolidated information about the Bank:

	Years ended December 31,		
	2006	2005	2004
	(in billions of *reais*, except as otherwise indicated)		
Total Assets	296.4	253.0	239.0
Credit Portfolio[1]	122.3	92.3	79.9
Deposits	158.8	137.7	115.5
Stockholders' Equity	20.8	16.8	14.1
Net Income	6.0	4.2	3.0
Return on Equity (ROE)[2] - %	32.1	26.8	23.0
Number of Clients (in thousands)	24,374	22,907	21,089
Number of Branches (actual numbers)	3,969	3,894	3,722
Assets Under Management Market Share - %[3]	19.1	15.1	16.5
Credit Portfolio Market Share - %[3]	16.5	16.2	16.9
Deposits Market Share - %[3]	22.1	20.2	20.2

Notes:—

(1) Credit and leasing transactions. It does not include loans operations classified as "Other Receivables" with loan characteristics. Including these transactions, the total credit portfolio would be R$133.2 billion (in 2006), R$101.8 billion (in 2005) and R$88.6 billion (in 2004).

(2) Return on Equity (ROE) is calculated as net income earned during the accounting period divided by total equity as at the end of each period.

(3) Market share on December 31, 2006, based on preliminary information from the Central Bank.

At December 31, 2006, Banco do Brasil had approximately 82.6 thousand employees and 9.9 thousand trainees. The Bank has a training program for all employees, and in 2006 the total amount spent by the Bank for training was approximately R$61.1 million. Banco do Brasil also has a modern and extensive technological infrastructure, and its budget in 2006 for investment in technology and infrastructure was approximately R$442.0 million (R$806.4 million as of December 31, 2005). Banco do Brasil has integrated its training and IT development programs in order to maximize its competitiveness.

Since 2002, Banco do Brasil has adopted a policy of continuous evaluation and improvement of its corporate governance practices. On May 31, 2006 the Bank signed the *Novo Mercado* Agreement with BOVESPA. Management believes that the Bank's corporate governance practices, together with its experienced management team, have contributed to the Bank's focused efforts on business expansion and closely controlled administrative costs. This has resulted in the Bank's increased profitability and operating efficiency in recent years. In the last three years, the Bank has consistently achieved average annualized rates of return on equity above 20%, with rates of 26.8% and 32.1% at December 31, 2005 and December 31, 2006, respectively. The Bank's efficiency index, being administrative expenses as a percentage of operational revenues, has continually improved in recent years, reaching 48.1% at December 31, 2005 and 47.5% at December 31, 2006, which is comparable to efficiency levels achieved by leading Brazilian private banks.

For 16 consecutive years Banco do Brasil has been rated as "Top of Mind" in the Brazilian banking industry, according to annual surveys conducted by the *Instituto Data Folha*.

Competitive Strengths

Banco do Brasil believes that its main competitive strengths include the following:

- ***Largest banking franchise in Brazil.*** Banco do Brasil is the largest financial institution in Brazil and Latin America, according to *Economática*. It is active in all segments of the Brazilian economy. The Bank maintains a strong brand image and a solid and diversified client base of approximately 24.4 million clients, of which 23.0 million are individuals. These key factors reinforce the Bank's leadership in the Brazilian retail banking market and provide it with a strong platform to drive future growth.

  As of December 31, 2006, the Bank was the largest Brazilian bank in terms of total assets (R$296.4 billion) and credit portfolio (R$133.2 billion), as well as the leading manager of funds and portfolios for individuals, governments, companies and institutional investors, with more than R$182.7 billion under management. As of December 31, 2006, the Bank's total deposits were R$158.8 billion, the highest among Brazilian banks. Banco do Brasil's nationwide presence, together with its well-established business relationships with government-owned entities and its broad client base, provides the Bank with a broad deposit base with relatively low funding costs. Of the Bank's total deposits on December 31, 2006, approximately R$119.4 billion came from relatively low-cost sources of funding, such as demand, savings and judicial deposits, as well as funds and government programs.

The table below shows the evolution of the Bank's deposit funding:

	December 31, 2006	December 31, 2005	December 31, 2004	(%) Share 2006
	(in millions of *reais*)			
Total Deposits	158,841	137,658	115,532	100.0
Low-cost Deposits	119,395	100,275	85,557	75.2
Demand Deposits	40,059	35,802	28,991	25.2
Savings Deposits	36,714	32,844	31,069	23.1
In-court Deposits	23,610	19,177	16,176	14.9
Funds and Programs	18,723	12,318	9,283	11.8
Deposits for Investments	289	134	38	—
Term Deposits	34,567	32,001	24,206	21.8
Interbank Deposits	4,878	5,383	5,768	3.1

- ***Strategic relationship with the Federal, state and city governments.*** Banco do Brasil has a long-standing strategic relationship with the Brazilian Public Sector. In fact, the Federal Government is its majority shareholder. The Bank's close ties to all entities of the Executive, Legislative and Judiciary Powers of Brazilian Federal, State and Municipal spheres has enabled it to develop products and services specifically tailored to meet their needs. With respect to the Federal Government, the Bank's operations include effecting payments, and collecting funds for the account of the National Treasury, as well as providing assistance to all Federal Government ministry offices. Banco do Brasil also provides support for the Federal Government's cash management operations. On the state level, the Bank acts as an official financial agent in eight states in Brazil. In this role, the Bank serves as the principal agent for payments to civil servants and suppliers, centralizes the distribution and collection of taxes. On the municipal level, through its branch network, Banco do Brasil operates as financial agent in a number of state capitals and other cities throughout Brazil.

- ***Growth potential of the Bank's credit portfolio.*** Management believes that Banco do Brasil is well positioned to further expand its credit portfolio and maintain its leading position in lending

transactions throughout Brazil. Management views this potential for growth as a means to continue to increase the Bank's profitability.

Banco do Brasil has a large capital base and broad funding base, which provides it with favorable conditions for expanding its credit portfolio. As illustrated in the table below, management believes that the Bank's present level of funding would allow for growth of approximately 16.4% in its credit portfolio.

	December 31,		
	2006	2005	2004
	(in millions of *reais*, except percentages)		
Sources of Funding(1)	142,336	124,352	102,252
Credit Portfolio(2)	122,263	92,325	79,982
Difference(1) – (2)	20,073	32,027	22,270
Expansion Potential(3) - %	16.4	34.7	27.8
Leveraging Margin(4)	101,698	80,029	50,344

Notes:—

(1) Total deposits plus domestic onlending, excluding compulsory deposits.

(2) Credit and leasing transactions.

(3) Percentage ratio of the difference between Source of Funding and Credit Portfolio over Credit Portfolio.

(4) The referential equity surplus (which is the difference between the Bank's referential equity (Tier 1 and Tier 2 capital) and stockholders' equity as calculated pursuant to the Basel Accord) divided by the minimum required percentage of risk-based capital (11%), as prescribed by the Central Bank for Basel Accord purposes.

- ***Strong presence in foreign trade finance through its leading overseas network.*** Banco do Brasil is the leading Brazilian bank in terms of foreign trade finance. The Bank offers products such as ACC and ACE transactions, the volume of which together totalled approximately U.S.$12.1 billion in 2006 and represented a 31.7% market share (compared to approximately U.S.$11.9 billion in 2005 and approximately U.S.$9.0 billion in 2004, showing compound annual growth of 10.4% from 2004 to 2006). Banco do Brasil led the Brazilian market at December 31, 2006 in both export and import foreign exchange market transactions, with market shares of 26.5% and 23.8%, respectively.

  Banco do Brasil has more branches outside Brazil than any other Brazilian bank, which contributed to its market leadership in foreign trade finance. The Bank has a presence in 20 countries and 39 points of service, consisting of 16 branches, ten sub-branches and eight representative offices/business units, as well as five subsidiaries. The Bank's operations outside Brazil are primarily focused on the Bank's own funding operations and on supporting its Brazilian clients in their foreign trade transactions and with their expansion into new markets.

  In addition, Banco do Brasil provides services to Brazilians who reside overseas. For example, in Portugal and Japan, Banco do Brasil's operations are targeted primarily at the retail segment and at the significant Brazilian communities in those countries, through which the Bank seeks to expand its overall client base. In Miami and Paris, the Bank focuses in large part on private banking by offering investment options specifically tailored to particular clients' profiles and needs.

- ***Excellence in third party asset management.*** BB DTVM was recognized for excellence in the area of third party asset management by Moody's, which classified the Bank as MQ1 in March, 2006. With more then R$182.7 billion in third party assets under management and a 19,07% Brazilian market share as of December 31, 2006, BB DTVM was the largest third party asset manager in Brazil.

- ***Highly dedicated and experienced management.*** Banco do Brasil believes that the dedication and experience of its management team and banking professionals is a key factor in the Bank's success. Banco do Brasil seeks to attract and retain professionals who are highly experienced and committed to achieving the Bank's corporate strategy. Each of the Bank's current senior executives has extensive experience in the financial and banking sectors, and has an average of 28 years of experience with the Bank. Executives and managers are selected through the use of strict technical criteria, and have broad experience at a number of executive levels within the Bank's corporate group.

- ***State-of-the-art technology.*** Banco do Brasil's investments in technology throughout the last decade have helped it to establish a position of prominence in banking technology in both the domestic and international markets. The Bank has set benchmarks in technological banking solutions and innovations, and has received special recognition in Brazil and abroad, such as the awards "e-finance 2006" and Quality Standard in B2B ("*Padrão de Qualidade em B2B*"), which were awarded by e-finance magazine. The Bank maintains its leadership in this area through continual investments in technology, which in the last two years alone surpassed an aggregate of R$1.25 billion.

  The Bank's technological investments and development have been fundamental to the growth of its business and operations. For example, the implementation of automated systems throughout the Bank's branch network has provided its clients with user-friendly and fast credit approval processes, which can be effected through ATM machines. The Bank's credit scoring system, which is based on continually updated client information, provides clients with pre-approved credit limits for direct consumer credit ("*Crédito Direto ao Consumidor*" or "CDC"), credit card and overdraft transactions.

  Furthermore, in 2006 Banco do Brasil developed a new overall design for its entire IT infrastructure, called the BB New Technology Architecture Model ("*Novo Modelo de Arquitetura Tecnológica do BB*"). This model will serve as an integrated plan for the construction and implementation of all IT solutions throughout the Bank.

- ***High standards of corporate governance.*** On May 31, 2006 the Bank signed an agreement with BOVESPA to list the Bank´s shares on the Novo Mercado (the "Novo Mercado Agreement"). The Novo Mercado is a listing segment for the negociation of shares issued by companies which volunteer to adopt additional corporate government practices beyond those required by legislation. Banco do Brasil has implemented the corporate governance standards of the *Novo Mercado* in order to maximize the efficiency of management and protect the interests of all of its shareholders. Banco do Brasil's general business guidelines are the responsibility of the Bank's Board of Directors, which is comprised of seven members, three of whom are designated by minority shareholders. None of the members of the Board of Directors have significant holdings in the Bank's capital stock. Only the Vice-Chairman of the Board of Directors holds an executive office, as President of the Executive Board. All decisions concerning corporate strategies, general business plans, the master plan and the overall budget require the approval of at least five Board of Directors members.

  Each of the shares of the Bank provides its holder with the following rights: (i) the right to a proportionate share of a half-yearly dividend payment of 25% of net income for the prior year, adjusted for certain inclusions and exclusions as permitted by Brazilian law being admitted the payment in lower periods; (ii) the right to vote at shareholders' meetings, except in certain limited circumstances; (iii) tag-along rights; (iv) all other shareholder rights as provided under the Bank's by-laws, the rules of the *Novo Mercado* and Brazilian law.

  Furthermore, the Bank's by-laws include the principal requirements of the *Novo Mercado*, such as the requirement to have independent members of the Board of Directors, fixed two-year terms for Board of Directors members, submission to a binding arbitration under the BOVESPA Arbitration Chamber ("*Câmara de Arbitragem da Bovespa*"), and the preparation of financial statements in accordance with acceptable accounting standards.

Principal Strategies

Banco do Brasil's principal strategies are to:

- ***Maintain market leadership in market segments in which it is currently a leader and grow in new strategic segments.*** In order to take advantage of its capital base and its broad base of funding, Banco do Brasil intends to increase its credit transactions as a percentage of its total assets and maintain its leadership position in the lending market. This strategy reflects the recent growth of the Brazilian economy, and the resulting increase in levels of employment and individual income. In order to do this, Banco do Brasil plans to focus on credit transactions with individuals, which has historically been a profitable segment and is expected to give rise to greater returns for its shareholders. In particular, the Bank intends to offer credit to individuals who are not current accountholders at the Bank, particularly through payroll credit, in order to finance purchases of vehicles and consumer goods. Furthermore, Banco do Brasil intends to increase the volume of direct consumer credit (CDC), its main product designed for individual clients, by continuing to develop products tailored to its existing client base's needs and strengthening its market communication strategy. In addition, Banco do Brasil is developing products and establishing partnerships to increase its involvement in automobile financing and other channels of consumer credit. The Bank also intends to develop customized business conditions for individuals, who will be able to enter into credit transactions with rate of interests, fees and terms according to their personal characteristics.

  For corporate accounts, Banco do Brasil intends to expand its credit operations in various client segments, such as for "micro" and small companies, as well as medium and large corporation.

  Banco do Brasil also intends to increase the volume of its payroll credit transactions ("*BB Crédito Consignação*") by offering this service to employees of certain entities, regardless of whether they are existing clients of the Bank. The focus will be on private sector companies and those state governments for which Banco do Brasil does not currently process employee payrolls.

  In the medium to long-term, Banco do Brasil also plans to start operating in the real estate finance market. The Bank believes that, once available, these transactions will round out its portfolio of credit products designed for individual clients. This strategy is part of the Bank's larger focus on maintaining client loyalty, as well as expanding its client base, through continually expanding the range of available products and services, helping the Bank maintain its leadership position in the retail banking market. Recently, the Bank experienced an increase in the risk related to its rural credit portfolio. See "Business of Banco do Brasil S.A. — Rural Lending — Rural Credit Risk".

  Banco do Brasil also intends to develop new lines of business in the retail sector (the so-called "Arena 2" project) with mortgage loans, car loans, credit cards, consortium and other new opportunities in the retail banking market.

- ***Increase the Bank's client base and market share, and control costs.*** Banco do Brasil intends to continue to focus on expanding its client base. The Bank plans several initiatives in order to achieve this goal, including entering into service agreements with government agencies and private companies (particularly medium-sized retailers) and extending credit facilities to individuals without requiring that they be accountholders. Management also intends to conduct marketing campaigns in key sectors of the Brazilian economy and implement automated credit approval processes which will allow decisions in respect of consumer credit loans to be made in less than one hour. Management views an increased client base as fundamental in order to expand the Bank's sources of revenues. Simultaneously with these targeted efforts to increase the Bank's number of clients, Banco do Brasil plans to continue the process of segmenting its clients based on market and other factors, establishing growth targets for products within each segment, reducing client attrition, and raising the level of client satisfaction.

  The Bank also intends to increase its market share through new initiatives, such as recent joint venture transactions with private banks and major regional retail companies, as well as expanding its vehicle financing activities. Through these and other similar business opportunities, the

management of the Bank believes that it will be able to expand its consumer financing portfolio, which typically generates higher profit margins.

Furthermore, Banco do Brasil intends to continue its efforts to control costs so that growth targets are not achieved at the expense of present levels of efficiency. Through the establishment of targets and the strict application of budgets, as well as the employee bonuses tied to pre-set efficiency indices, Banco do Brasil seeks to keep expenses in line with inflation. For example, Banco do Brasil has implemented an expense control system which prohibits the payment of an invoice if the expense was not provided for in the relevant budget. This has created a stronger culture of cost management, and responsibility and increased efficiency which is reflected in the 6.7% change in the Bank's efficiency index (administrative expenses as a percentage of operational revenues) from 54.2% for the year ended December 31, 2004 to 47.5% for the year ended December 31, 2006.

- ***Consolidate the Bank's position in the wholesale market.*** Banco do Brasil intends to continue to strengthen its relationships with major Brazilian national and regional companies. In addition to maintaining a strong presence in the areas of working capital, investment, foreign trade and structured transactions, Banco do Brasil intends to expand its market share of capital markets transactions and the onlending of BNDES funds. Banco do Brasil plans to intensify its relationship and partnership-building strategies with clients in key market segments, in order to increase its working knowledge of these segments and ultimately to maximize profitability from existing clients and best identify and attract key new clients in each segment. Furthermore, the Bank is also seeking to position itself as the market leader in developing and providing innovative wholesale banking solutions for its wholesale banking clients, both in Brazil and abroad.
- ***Expand and strengthen relationships with public entities.*** The Bank plans to continue to seek competitive solutions which are tailored specifically to the needs of its public sector clients. Banco do Brasil intends to maintain market leadership in payroll processing for Federal, state and municipal government employees, and in tax collection services. The Bank also seeks to maintain its participation in the judicial deposits market in order to ensure continued access to this low-cost source of funding. The judicial deposit market does not require compulsory deposits to be made with the Central Bank, thus making more funds available for credit transactions and providing opportunities to improve profitability and liquidity.
- ***Grow the volume of third party assets under management.*** In order to maintain its market leadership in asset management, Banco do Brasil intends to expand the volume of third party assets under management by offering financial advisory and consulting services as part of its overall strategy of segmenting its client base. At the same time, Banco do Brasil will focus on maintaining the levels of client service which resulted in BB DTVM being recognized for excellence by Moody's, which classified it as MQ1 in March 2006.

Recent Events

Deferred Tax Assets

On April 3, 2006, Banco do Brasil concluded that Resolution No. 3,355, dated March 31, 2006 ("Resolution No. 3,355/06") enacted by the CMN, which changed the period from five years to ten years for the recognition of deferred tax assets on the balance sheet of financial institutions, would allow the Bank to recognize approximately R$1.9 billion of additional tax credits as a gain on income tax and social contribution as an offset against income in respect of unused existing deferred tax assets.

PREVI Parity Fund

Prior to December 15, 2000, Banco do Brasil, as sponsor, contributed two-thirds of the total volume of ordinary contributions to pension benefit plans run by PREVI, while employees of the Bank, as participants in the plans, contributed with one-third of the total volume. However, the Brazilian constitution requires that contributions to closed pension funds sponsored by public entities, such as the Bank, be made on a parity

basis, with sponsors and participants each contributing 50%. As a result, Banco do Brasil's Board of Directors decided to reduce, as of December 16, 2000, the Bank's contribution to an amount equal to contributions made by plan participants. At approximately the same time, SPC appointed a fiscal director to implement the constitutionally mandated parity of payments in respect of the PREVI pension fund. The fiscal director subsequently determined that costs associated with the implementation of parity should be financed by the surplus of funds that PREVI was carrying at that time, and also determined that the Bank would be allowed to reduce its future contributions as a result of the PREVI surplus. However, this decision by the fiscal director was suspended shortly thereafter by injunctions filed by union entities. The Bank has been contesting the injunctions since 2001, and since that time, PREVI has held the funds under dispute in a segregated parity fund.

In May 2006, Banco do Brasil announced that it had entered into, with the approval of PREVI, an agreement with the Banking Employees Union of the Cities of Brasília, São Paulo and Rio de Janeiro. Pursuant to this agreement, the unions have agreed to withdraw their motions to enjoin in response to the 2001 decision by the fiscal director. Under the terms of the agreement, the injunctions have been partially honored, and as a result the transfer of sums from the reserves linked to the PREVI benefit plan to the Bank's "amortizable reserves" will not be allowed.

Subject to SPC approval of the agreement and the filing of court papers removing the remaining injunctions, the Bank's second-quarter and year-end financial statements reflected a positive result of approximately R$880 million, net of taxes, as a result of this agreement.

Furthermore, the agreement provides that the contributions of both Banco do Brasil and its employee participants will be reduced by 40% in future periods as a result of the surplus carried by PREVI which is reflected as an asset on the Bank's balance sheet. This surplus resulted from the fact that, under the terms of the PREVI benefit plan, in addition to the Bank, employee participants are required to make contributions to the fund in order to ensure fixed payouts at a later date. These contributions, together with Bank's contributions, over time resulted in the PREVI surplus.

It should be noted, however, that this reduction in future contributions will not cause an immediate positive impact on the Bank's results because the Bank's balance sheet contains the asset as the result of the surplus described above. A reduction of this asset will begin as a consequence of the approval of the decrease in Banco do Brasil's contribution.

Increase in Percentage of Foreign Investment

On April 19, 2006, the Central Bank announced that at a special meeting held on that date, the CMN approved, for submission to the President of Brazil, a proposal to increase the maximum permitted foreign investment in the capital stock of the Bank from the then current level of 5.6% to 12.5%. The announcement further stated that the raising of the foreign investment ceiling would require the issuance of a presidential decree, in accordance with the provisions of Article 52 of the Transitory Constitutional Provisions Act. The President of Brazil issued this decree on May 31, 2006, and, as of such date, the Bank's maximum permitted foreign investment level was increased to 12.5%. See "Risk Factors – Risks Relating to Banco do Brasil's Controlling Shareholders".

Exercising of Subscription Warrants

On June 30, 2006, the Bank finalized the process of subscription of the Series "b" Warrants. Of the total 15.9 million, just over 14.6 million were exercised (91.9% of the warrants), causing 1.8% dilution in the Bank's share capital (an increase of roughly R$304 million). The exercise of each Series "b" Warrant entitled the holder to subscribe for 1.043933 common shares. The term for exercise was from March 31, 2006 to June 30, 2006. As a result of the Subscription of the Series "b" Warrants, the equity of shares of the Bank totalled 825,316,423.

Payment of Dividends

The Extraordinary General Meeting dated December 28, 2006 approved changes in the dividends' distribution policy to periods less than six-months. On March 19, 2007, Banco do Brasil's Board of Directors

set the results distribution index (pay out) at a minimum of 40% of net income, in accordance with the resolution to pay dividends and/or interest on own capital on a quarterly basis.

Secondary Public Offering of Banco do Brasil's shares

In 2006, the Bank, in conjunction with BNDESpar and PREVI, held a secondary public offering of Banco do Brasil shares (the "Offering"). Concluded in August, 2006, the Offering sold 52.3 million BBAS3 shares, with an offered price of R$43.50, totaling R$2.3 billion. This transaction, which raised the volume of Banco do Brasil free float from 6.9% to 14.8%, was essential for the Bank's admission in Novo Mercado, with the commitment of arriving at a minimum free float of 25% of its shares in the next three years. The Bank's increased free float led to a rise in its participation in the BOVESPA index, raising it from 35th to 21st place in the theoretical portfolio from January to April 2007.

Share Split

On April 25, 2007, Banco do Brasil's General Shareholders Meeting approved a 200% split of BB's shares (BBAS3), which means two new shares for each existing share. This measure, which will raise the quantity of shares without changing equity, will help to improve liquidity and the level of access of small investors to Banco do Brasil's shares.

The split will be held in the stock exchange on June 4, 2007, as follows:

- Shareholders will receive 2 (two) new shares without charge to each owned share based on the final shareholder position of June 1, 2007;
- New shares will be released for negotiation from June 4, 2007, and will receive the full amount of dividends and interest on own capital declared from that date on; and
- Since the subscription warrants series C (BBAS13) will not be split, the proportion for future exercise will be changed for 3,131,799 shares to each subscription warrant.

New Banco do Brasil CEO and management structure

On December 11, 2006, the Brazilian Minister of Finance, Mr. Guido Mantega appointed Mr. Antônio Francisco de Lima Neto as interim Chief Executive Officer of Banco do Brasil, sucedding Mr. Rossano Maranhão Pinto. Mr. Lima Neto, who is an economist, joined Banco do Brasil in 1979 and has been Vice-president for Retail and Distribution. He was formerly interim Vice-president for International and Wholesale Business and also occupied the posts of Commercial Director and CEO of BB Leasing, a Banco do Brasil's subsidiary.

On June 6, 2007, Banco do Brasil informed the market that the Board of Directors will submit to the Shareholders' Meeting that will take place in June, the creation of two new vice-presidencies aiming at boost the ingression of the Bank in new businesses of retail service and improve Banco do Brasil´s performance in the agribusinesses and government market.

To reach these objectives, the Bank will concentrate its businesses in a new vice-presidency, with mortgage loans, car loans, credit cards, consortium and new opportunities in the retail banking market. In the agribusiness sector, also considered strategic for the Bank, will be emphasized the specialization of this market by the creation of a new and exclusive vice-presidency, out of the Vice-presidency of Government, that will also be responsible for the pension plans.

Mr. Aldemir Bendini, current Interim Vice-president of Retail Service and Distribution, will be appointed to head the Vice-presidency of the new business on retail service and Mr. Luiz Carlos Guedes Pinto, former Executive Secretary and former Interim Agriculture Minister, will be appointed to the Vice-presidency of Agribusiness. Mr. Luiz Alberto Maguito Vilela will be appointed to the Vice-presidency of Government.

Negotiation with BESC

On April 19, 2007, Banco do Brasil and Banco do Estado de Santa Catarina S.A. - BESC informed the market that both institutions were informed, on that date, by the National Treasury of the Federal Government, that it has decided, after conversations kept with state of Santa Catarina Finance Secretariat, to develop studies aiming at the merge of BESC and of Besc S.A. – Crédito Imobiliário (BESCRI) into Banco do Brasil.

On May 24, 2007 Banco do Brasil filed a request of opinion to CVM about the possible methodologies to assess value of Banco do Brasil (acquirer) and BESC and BESCRI (acquires). The CVM Board, in a meeting held on June 19, 2007, understood that (a) pursuant to article 224 of the Law n° 6,404/76, it is possible to adopt market value to assess Banco do Brasil's equity worth and discounted cash flow (DCF) to assess BESC and BESCRI, since the management of the companies involved understands and justifies that the criteria chosen are the ones that evaluate them better; (b) with regard to the article 264 of the same Law, the book value criterion is not accepted. However, to comply with the law, it is possible to adopt the DCF methodology to compare acquirer and acquires equity worth.

Corporate Structure of Banco do Brasil



Multiple Bank
CONTROLLED COMPANIES
COBRA
BB LEASING
BB - 100% ON
100% Total
BB DTVM
BB - 100% ON
100% Total
BB BI
BB - 100% ON
100% Total
BANCO POPULAR DO BRASIL
BB - 100% ON
100% Total
BAMB
BB - 100% ON
100% Total
BB LEASING Co. LTD
BB - 100% ON
BB CONSÓRCIOS
BB - 100% ON
100% Total
BB CARTÕES
BB - 100% ON
BANCO DO BRASIL SECURITIES LLC
BB - 100% ON
100% Total
BB CORRETORA
BB - 100%ON
100% Total
ATIVOS S.A.
BB BI - 49% ON
74,50 % Total
BAMB - 51% ON
25,50% Total
BB SECURITIES
BAMB - 100% ON
100% Total
BB TURISMO
BB VIENA
BB - 100% ON
AFFILIATED COMPANIES / PARTICIPATIONS
BB BI
BB
Security Group
BRASILCAP
BRASILPREV
ALIANÇA DO BRASIL
BRASIL VEÍCULOS
BRASILSAÚDE
SBCE
Other Participations
VISA VALE
CIBRASEC
VISANET
TECBAN
CLEARINGS
ITAPEBI
PRONOR
KEPLER WEBER
NEOENERGIA
CADAM
COMPANIES UNDER MANAGEMENT
BB PREVIDÊNCIA
SPONSORED COMPANIES
CASSI
PREVI
FBB
ON – Common Shares

Organizational Structure of Banco do Brasil


General Shareholders Meeting
Board of Auditors
Board of Directors
Audit Committee
Internal Audit
Board of Officers
CEO
VP of International Business and Wholesale
VP of Retail Service and Distribution
VP of Rural Businesses and Government Affairs
VP of Finance, Capital Markets and Investor Relations
VP of Technology and Logistic
VP of Human Resources and Social-Environmental Responsibility
VP of Credit, Controlling and Risk Management
Foreign Trade
Commercial
International
Micro and Small Businesses
Distribution and Retail Channels
Retail Services
Government Affairs
Agribusiness
Finance
Capital Markets and Investments
Technology
Logistic
Human Resources
Employee Relation And Social-Env. Responsibility
Risk Management
Controlling
Credit
Restructuring of Operational Assets
Strategy and Organization
Marketing and Communication
Legal
Internal Controls
High Income
Pension Fund Management
Investor Relations
Information Technology
Software Development
Operational Support
Accounting
Regional Sustainable Development
Security Management
Executive Secretariat
Directorships
Units
Autonomous Departments

Activities of the Bank

Banco do Brasil operates in all key segments of the Brazilian banking and financial markets, offering financial and non-financial solutions for its clients. Banco do Brasil classifies its operations along the following lines: (i) retail; (ii) wholesale; and (iii) government. Banco do Brasil also operates in the international markets and has the largest presence of any Brazilian bank outside Brazil. Furthermore, Banco do Brasil is strategically positioned in the markets for: (i) third party asset management; (ii) agribusiness; and (iii) foreign trade. In line with such activities, the Bank also offers a variety of non-banking products, such as credit cards, insurance, pension plans and capitalization (which is a form of savings account entitling holders to participate in periodic drawings for cash prizes).

Market Segmentation

Banco do Brasil's operations are driven by a strategic focus on its clients. The interests and demands of each market in which the Bank operates – retail, wholesale and government – are aligned with the Bank's relationship strategies, as well as strategies for the development of products and the structuring of service channels.

The Bank's relationship models for its diverse range of clients are continually enhanced in order to secure and maintain client loyalty, to increase levels of consumption of products and services, to support the Bank's network for new lines of business, and to promote increased access to credit and the banking sector as a whole for the public throughout Brazil.

As of December 31, 2006, the Bank had approximately 24.4 million current account clients (compared to 22.9 million at December 31, 2005 and 21.1 million at December 31, 2004). In addition to its current account clients, as of the date of this Program Circular, the Bank had approximately 8.9 million non-current account clients, consisting of 6.4 million savings account holders and 2.5 million beneficiaries under the INSS.

In 2005, in response to increased competition and in order to better serve its client base, Banco do Brasil adopted a series of measures designed to enhance its services and to reinforce its strategy of service delivery through complementary channels. Key among these initiatives was the Bank's review and improvement of its client relationship models for the retail market, in particular those targeted at individuals as well as "micro" and small companies. Banco do Brasil also implemented its *Programa de Retenção de Clientes*, or client retention program. This program is an operating model designed to identify and reduce the risk of client attrition through the use of statistical and survey information.

The Retail Market also includes "micro" and small companies, which the Bank defines as companies; credit cooperatives and associations with annual gross billings of up to R$10 million. As of December 31, 2006, Banco do Brasil had 1.4 million clients in the "micro" and small companies segment.

Banco do Brasil had approximately 22.8 million individual clients in the retail segment, as of the date of this Program Circular. In order to best serve these clients, the Bank divides its retail operations into five segments: *Banco do Brasil Private*, *Banco do Brasil Estilo*, *Exclusivo*, *Preferencial* and *Pessoa Física* (Private, Style, Exclusive, Preferential and Personal). These segments are based on each individual client's level of income and/or total investments, as set forth below:

Segment	Income	Investment
Pessoa Física	Less than R$1,000/month	Less than R$5,000
Preferencial	Over R$1,000/month	Over R$5,000
Exclusivo	Over R$4,000/month	—
Banco do Brasil Estilo	Over R$10,000/month	Over R$50,000
Banco do Brasil Private	—	Over R$1 million

In the wholesale market, Banco do Brasil segments its operations between middle market companies and the large corporate sector based on the following revenue criteria:

Sector/Segment	Large Corporate	Middle Market
Industry	Over R$90 million	From R$10 to R$90 million
Commerce	Over R$150 million	From R$15 to R$150 million
Services	Over R$150 million	From R$15 to R$150 million

In the government market, the Bank's target clients are the executive, legislative and judiciary branches of the Federal Government, as well as the three branches of government in cities and states throughout Brazil. For this market Banco do Brasil has developed specific solutions designed to serve the government at all levels, for example, by assisting in the routine activities of public administrators, civil servants and suppliers. These solutions, such as Public Sector Self-Service (*Auto-Atendimento Setor Público*), which is accessible through the internet and includes, in a single location, information regarding specific transactions and businesses of interest to the public sector, facilitate the secure and transparent management of government funds, as well as the various administrative processes performed and managed by each public entity.

An example of the synergy between the retail, wholesale and government markets can be found in payroll service agreements, as this service is geared not only to public and private sector employers, but to their employees as well, many of whom are retail customers of the Bank. As of December 31, 2006, approximately 8.4 million employees received payment of their salaries through the Bank, including 4.5 million public sector employees and 3.9 million private sector or mixed-economy companies' employees.

Retail Market

In order to manage its relationships with individual clients, in addition to segmentation by levels of income and investment, Banco do Brasil conducts behavioral analyses of each segment in order to define strategies for expanding revenues, improving profitability and encouraging client loyalty. In managing its relationship with "micro" and small companies, Banco do Brasil uses managerial portfolios containing detailed information about its clients and their industry sectors in order to optimize its relationships.

The Retail and "Micro" and Small Companies Directorates of the Bank are responsible for establishing strategies for the retail market, as well as for developing targeted retail products and services. The Bank's distribution and retail directorate is responsible for executing these strategies as well as the management of client relationships.

Principal Retail Products and Services

Personal Credit

The Bank's credit portfolio in respect of individual clients totalled R$23.9 billion as of December 31, 2006.

The Bank's credit transactions with "free funds" (Referencial Credit Segment for rate of interests for individuals) totalled R$20.7 billion at December 31, 2006, which was an increase of 37.2% as compared to December 31, 2005 and 27.5% over December 31, 2004. Personal credit, which includes the Bank's main products targeted at individual clients, totalled R$15.9 billion as of December 31, 2006. CDCs, the Bank's principal product designed for individual clients, totalled R$14.4 billion at December 31, 2006 (compared to R$12.0 billion and R$9.7 billion at December 31, 2005 and 2004, respectively). This total volume was comprised of 10.3 million individual loan contracts.

Furthermore, as part of its CDC portfolio, Banco do Brasil makes loans, known as payroll credit (*BB Crédito Consignação*) and which are repayable in instalments, to employees of entities previously registered with Banco do Brasil. Payroll credit transactions totalled R$8.3 billion, representing 3.0 million individual

contracts, at December 31, 2006. At December 31, 2006, Banco do Brasil had more than 20,000 service agreements with public and private employers for the use of payroll credit. Loans through *BB Crédito Consignação* are granted for terms of 36 months, at interest rates ranging from 0.95% to 3.25% per month. Banco do Brasil believes that these transactions offer minimal risk to the Bank, as these loans are usually granted to creditors with high credit ratings, as determined by the Central Bank.

"Micro" and Small Companies

The volume of credit approved and available for use by "micro" and small companies totalled R$25.1 billion as of December 31, 2006. As of December 31, 2005 and 2004, the volume of credit approved totalled R$21.0 billion and R$17.8 billion, respectively. The balance of credit lent by Banco do Brasil to this segment reached R$18.3 billion at December 31, 2006, compared to R$15.4 billion at December 31, 2005, representing a growth of 18.7%.

The most important working capital facility intended for "micro" and small companies, is the Bank's *BB Giro Rápido* (the Bank's standard working capital facility). The Bank's *BB Giro Rápido* credit portfolio totalled R$4.3 billion as of December 31, 2006 (compared to R$3.9 billion as of December 31, 2005 and R$3.4 billion as of December 31, 2004). At December 31, 2006, Banco do Brasil had 775,090 outstanding *BB Giro Rápido* facilities, representing a total balance of credit available for withdrawal of R$11.1 billion (compared to 716,100 outstanding facilities amounting to R$9.4 billion as of December 31, 2005 and 660,500 outstanding facilities amounting to R$8.1 billion as of December 31, 2004).

With regard to investment credit facilities for "micro" and small companies, the *PROGER Urbano Empresarial*, a program for urban professionals which uses resources from FAT, is the Bank's most important credit facility. The total balance of this facility as of December 31, 2006 was R$3.1 billion, an increase of 31.5% compared to December 31, 2005. The total balance of this credit line was R$2.3 billion as of December 31, 2005 and R$1.6 billion as of December 31, 2004. Currently, the Bank provides this credit facility to more than 133,785 companies, with an average balance of R$22,887.

Demand Accounts

Banco do Brasil has the largest number of demand accounts in Brazil, according to the Central Bank. Banco do Brasil's demand deposits totalled R$40.1 billion as of December 31, 2006, (compared to R$35.8 billion and R$29.0 billion at December 31, 2005 and 2004, respectively). As at December 31, 2006, Banco do Brasil had a total of approximately 24.4 million demand accounts.

Savings Accounts

The Bank also offers savings accounts to its clients. The Bank had approximately 15.3 million savings accountholders at December 31, 2006. Banco do Brasil's share of the Brazilian savings account market in terms of volume of deposits increased to approximately 19.8% at December 31, 2006, compared to 19.4% at December 31, 2005 and 19.5% at December 31, 2004. The Bank's savings deposits totalled R$36.7 billion at December 31, 2006 (compared to R$32.8 billion and R$31 billion as of December 31, 2005 and 2004, respectively).

Banco do Brasil is one of only three banks in Brazil that applies funds deposited in savings accounts to rural lending. In 2004, the CMN authorized banks controlled by credit cooperatives to secure funding through rural savings. Notwithstanding the fact that the deposits into savings accounts do not have maturities, Banco do Brasil is able to lend these funds on a longer term basis.

The Central Bank also provides a line of credit funded by a portion of compulsory deposits on each savings account (intended to cover shortfalls if an extraordinary decrease in savings account deposits occurs). Banco do Brasil has never resorted to this line of credit. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Source of Funds — Savings Deposits".

Credit and Debit Cards

Banco do Brasil increased the number of credit cards it issued by 51.9% in 2006 compared to 2005, closing the year with approximately 14.1 million units (compared to 9.3 million in 2005 and 6.9 million in 2004). Revenues from credit and debit cards represented 7.7% of the Bank's income from services rendered in the year of 2006.

According to information published by Visa and Mastercard in June 2006, Banco do Brasil was the leader in the Brazilian credit and debit card market in terms of billings.

The Bank's credit card products are offered through its branches, self-service terminals, the internet and its central service center.

Banco do Brasil requires monthly payments by its cardholders of at least 10% of the outstanding balance of withdrawals, purchases and financial charges. As of December 31, 2006, interest charged on outstanding balances on credit and debit cards ranged from 2.0% to 7.7% per month.

Banco do Brasil finances the purchases of credit and debit card holders in up to 24 instalments at a monthly interest rate of 4.62%, in which each instalment is included in the monthly invoice. When payments are effected in arrears, an additional charge of 2.0% to 7.7% per month, depending on the relationship between the client and the Bank, is applied to the outstanding amount. Banco do Brasil charges annual fees for the credit.

BB Investimentos receives annual dividends by virtue of its approximate 32% equity participation in Cia. Brasileira de Meios de Pagamento ("Visanet"), a company which manages the relationship between banks and merchants in relation to the utilization of credit cards carrying the "Visa" brand. BB Investimentos received annual dividends from Visanet of R$189.9 million, R$113 million and R$26.5 million in 2006, 2005 and 2004, respectively.

As described above, the Bank also offers debit cards to its clients, the most popular of which are Visa Electron and Maestro. Banco do Brasil is currently the second largest Brazilian bank in terms of number of debit cards issued, according to information provided by Visa and Mastercard. The Bank's debit cards enable holders to have access to their current accounts and withdraw cash or purchase goods through the "Visa" or "Mastercard" systems to which the cards are linked.

Pension Plans, Insurance and Certificated Savings Plans

During the year ended December 31, 2006, the Bank recorded income from transactions related to pension plans, insurance and certificated savings plans in the amount of R$1.1 billion, considering earnings from equity method investees (by using equity method) and revenues from services, a 29.5% increase compared to the previous year. In 2006, the Bank started to also take care of customers who are not account holders of the Bank with pension plans, insurance and certificated savings plans which are available for retail partners.

Pension Funds

The number of participants in the complementary pension plans of Brasilprev – Tradicional, PGBL and VGBL (which are three common types of private retirement plans in Brazil) totalled approximately 1.76 million on December 31, 2006, an increase of 11.7% compared to the same period of 2005. Brasilprev's recorded income for the year of R$ 2.62 billion, represented an increase of 12.6% compared to 2005.

Insurance

The automobile insurance portfolio of Brasil Veículos Cia. de Seguros generated R$977.0 million in premiums for the year ended December 31, 2006, representing a 12.5% growth compared to the same period of 2005. The number of vehicles insured increased by 8.4% between 2006 and 2005 and exceeded 675,000 vehicles, resulting in the maintenance of 7th position in the SUSEP's ranking.

In the self-insurances and elementary product lines, Cia. de Seguros Aliança do Brasil ("Aliança do Brasil"), reached R$1.380 billion in premiums written in the year ended December 31. 2006, an increase of

14.6% compared to the same period in the previous year. With more than 2.5 million insured lives, Aliança do Brasil was ranked third by SUSEP. In the area of rural insurance, Aliança do Brasil is the largest insurer in Brazil, with a market share of 46.5% as of December, 2006.

In the area of health insurance, the portfolio of Brasilsaúde Cia. de Seguros S.A. ("Brasilsaúde"), closed the year ended December 31, 2006 with 75,000 insured lives, generating R$129.1 million in premiums written.

Certificated Savings Plans

Certificated Savings Plans are a type of savings account which requires a client to deposit a fixed sum with the Bank which will be refunded at the end of a fixed term. In return, the customer is entered into periodic drawings for significant cash prizes. Brasilcap Capitalização S.A. ("Brasilcap") maintained its leadership position in this segment over the last ten (10) years in premiums and the last four (4) years in technical provisions, with a 25% market share in 2006. Brasilcap earned approximately R$ 1.76 billion in premiums, surpassing by 2.33% the amount observed in the previous year.

Consortia

Consortia are products pursuant to which the Bank administers pools of client assets which are used to finance the acquisition of automobiles, motorcycles or other assets. In December 31, 2006, according to the Central Bank, BB Administradora de Consórcios (BB Consórcios) had a 6.2% market share, with more than 215,000 active quotas. Of these, 52,000 were in the automobile segment and 125,000 were for electronic appliances. After only one year of sales, BB Consórcios is one of the highest ranking consortia in the Central Bank's rankings in respect of all of the segments in which it operates.

Client Relationship Fees

Banco do Brasil offers a package of services to its clients for a monthly fee. The service package typically contains items such as check books, bank statements and home banking. Depending on the client's volume of activity with Banco do Brasil, discounts of up to 100% of the fee may be earned. If the client does not opt for one of the service packages offered, the client is charged a specific fee for each services it uses. The table below shows the evolution of fees generated by the Bank from its client relationship services.

	Years ended December 31,		
	2006	**2005**	**2004**
Client Relationship Fees (in millions of *reais*)	2,817.0	2,426.0	2,044.0
Individual clients with the services package (in millions)	16.7	16.6	16.0
Percentage of total individual clients	73.3%	77.4%	81.0%

Bank "Popularization" and Micro-Credit

Banco Popular do Brasil ("Banco Popular") was founded on September 9, 2003 as one of the Bank's wholly-owned subsidiaries. Banco Popular was established in response to the Federal Government's policy of promoting increased access to credit and the banking sector for a greater portion of Brazil's population. Banco Popular functioned on a pre-operational basis during the first half of 2004, and began operating on a commercial scale in the second half of 2004.

Throughout 2006, Banco Popular implemented its strategy of facilitating the inclusion of the lower income segment of the Brazilian population in the banking sector, closing the financial year with approximately 1.4 million accounts. In 2006, the Banco Popular network, with 2,750 points of service in operation in the country, carried out more than 2.8 million credit transactions, with an outstanding balance of R$68.4 million at the end of the period. Banco Popular closed the year ended December 31, 2006 with an outstanding balance of R$149.0 million in micro-credit transactions.

Banco do Brasil's micro-credit transactions totalled R$385.3 million for the year ended December 31, 2006 and R$566.5 million for the years ended December 31, 2005, in each case meeting applicable Central Bank compulsory deposit requirements in respect of micro-credit transactions (2% of demand deposits). The Bank's key product in the micro-credit segment has been the *BB Crédito Pronto* facility, which accounted for 97.2% and 96.4% for the years ended December 31, 2006 and 2005, respectively. This product benefited more than 740,000 customers. As of December 31, 2006, the Bank had approximately 896,000 transactions, which are exempt from fees and CPMF taxes and are targeted at lower-income retirement and pension beneficiaries.

Retail Distribution Channels

As of December 31, 2006, Banco do Brasil has the largest proprietary network of banking service facilities in Brazil, totaling approximately 15,133 points of service. At December 31, 2006, the Bank had more than 3,969 retail branches in 3,138 Brazilian towns and cities. The Bank also had 459 points of service aimed at its Private and Style segments at that date.

The Bank has consistently increased the number of points of service through which it meets its clients' needs. Total points of service increased from 14,450, to 14,806 and to 15.113 as of December 31, 2004, 2005 and 2006, respectively.

The Bank provides retail products and services to its clients through diverse channels including personalized and specialized financial advisory services, and automated self-service channels for many of its other products. "Micro" and small companies receive standardized and automated services through the Bank's chain of branches.

Furthermore, Banco do Brasil also offers supplementary channels to best serve its clients, such as self-service terminals, internet, telephone, facsimile, POS (point of sale terminals), *Central de Atendimento BB* and mobile banking channels, as well as a network of correspondent banking service providers. Under Central Bank rules, the Bank engages correspondent banking service providers to provide various services to its clients, such as processing account, credit card and other applications, processing various types of payments, executing certain payment orders, and various other services. The total number of transactions performed by means of the complementary channels discussed above represented approximately 89.0% of the total transactions by clients of the Bank as of December 31, 2006.

With 39,661 ATM machines at December 31, 2006, Banco do Brasil also has the largest proprietary network of self-service terminals (*Terminais de Auto-Atendimento*) in Latin America. This network accounted for approximately 2.15 billion transactions during the year ended December 31, 2006, which represents 46.0% of total transactions carried out through the Bank's supplementary channels (approximately 2.1 billion transactions and 48.3% in 2005).

In terms of mobile banking solutions, Banco do Brasil believes that it is the first and only Brazilian bank to offer full banking services through cellular phones. Services offered include telephone consultations, transfers, bill payments and securing personal loans. In order to maximize the quality and availability of its mobile banking services, Banco do Brasil has entered into arrangements with the major cellular phone operators in Brazil, which allow the Bank to offer mobile banking services by using the key technologies available in the Brazilian market.

The *Central de Atendimento BB* telephone call center receives a daily average of approximately 431,500 calls. In addition to providing information on products and services, receiving client complaints or suggestions, and carrying out financial transactions, the call center conducts active telemarketing, including offering products and services to individuals as well as "micro" and small companies. The call center also contacts clients who have accounts that are overdue for more than 15 days.

Together with its other services, Banco do Brasil offers its clients a supplementary chain of banking points of service, the "*Aqui tem BB*" chain, which had 15.487 points of service at the end of 2006. This chain accounted for more than 46.8 million transactions in 2006, which totalled R$10.0 billion.

Wholesale Market

The Bank's Commercial Directorate is responsible for establishing Banco do Brasil's operating strategies, for the development of products and services, and for the distribution channels that serve the wholesale market. As of December 31, 2006, the Bank had approximately 32,143 wholesale segment clients (compared to 27,600 as of December 31, 2005 and 24,400 as of December 31, 2004).

Each of the segments for middle-market companies, large companies, as well as major corporations, which the Bank terms "large corporates", is served by the Bank's account managers. The number of clients served by each manager depends on the complexity of the businesses in each manager's portfolio. Clients in the Bank's medium to large companies segment and large corporate segment are granted loans by the Bank's branches located in Brazil or abroad.

Principal Wholesale Products and Services

Principal Credit Transactions

Wholesale loans are split into two categories: (i) working capital and (ii) capital investment. The Bank's working capital portfolio totalled R$17.4 billion as of December 31, 2006 (compared to R$10.3 billion on December 31, 2005 and R$9.4 billion on December 31, 2004).

Loans for capital investment are loans where Banco do Brasil acts as an agent for BNDES, and FINAME (the BNDES subsidiary which targets machinery and equipment financing), and also includes financing using the funds of the FCO (the Brazilian Midwest constitutional financing fund). Through these loans, Banco do Brasil finances long-term projects aimed at the expansion and modernization of facilities, as well as technological improvements, personnel training and the acquisition of machinery and equipment in the Brazilian Midwest. As of December 31, 2006, the Bank's investment loan portfolio totalled R$4.4 billion (compared to R$5 billion as of December 31, 2005 and R$2.4 billion as of December 31, 2004).

BB-Leasing

Banco do Brasil manages its domestic leasing operations through its wholly-owned subsidiary BB-Leasing Arrendamento Mercantil ("BB Leasing"). On December 31, 2006, BB-Leasing's stockholders' equity was R$62.7 million (compared to R$25 million on December 31, 2005 and R$21.2 million on December 31, 2004). As of December 31, 2006, BB-Leasing had outstanding leasing agreements totaling R$927.0 million, compared to R$591 million as of December 31, 2005 and R$425 million as of December 31, 2004. Leasing terms usually range between 24 and 42 months. BB-Leasing finances up to 100% of the purchase price of the assets that are leased. Leasing transactions are generated by Banco do Brasil's branches or through the internet, and are targeted at corporate entities. Leasing transactions principally involve automobiles, machinery and computers.

Capital Markets Operations

The Bank's capital markets operations are the responsibility of the Capital Markets and Investment Directorate, which reports to the Vice-Chairman for Finance, Capital Markets and Investor Relations Directorate. Transactions in the international capital markets are the responsibility of the International Directorate, which reports to the Vice-Chairman for International and Wholesale Business Directorate.

BB Investimentos is a wholly-owned subsidiary of the Bank and carries out investment banking operations. BB Investimentos had stockholders' equity of R$1.8 billion as of December 31, 2006. BB Investimentos makes permanent investments in companies that operate in sectors complementary to its own economic activities, such as Brasilcap, Brasilsaúde, Brasilseg and Brasilprev, which provide support to the Bank's insurance, capitalization and pension plan operations. In addition, BB Investimentos also makes temporary investments in companies that adopt good corporate governance practices. See "Material Equity Participations".

BB Investimentos conducts securities placements in the Brazilian domestic market and is active in structured financing, privatizations, mergers and acquisitions, and public offerings of shares, promissory notes and other securities.

In 2005, in the fixed income segment, BB Investimentos participated in debenture offerings for Companhia de Eletricidade do Estado da Bahia, Telesp Participações S.A., Companhia Itaúleasing de Arrendamento Mercantil, Companhia Energética do Rio Grande do Norte, Aços Villares S.A., Termopernambuco S.A., Gafisa S.A., Companhia Paranaense de Energia, Telemar Par and Fundição Tupy S.A., acting as lead manager for the latter three transactions. The Bank's participation in this market amounted to R$1.1 billion.

With respect to equity securities, in 2005, Banco do Brasil participated in the public offering of the shares of América Latina Logística S.A., Submarino S.A., Gol Linhas Aéreas Inteligentes S.A., TAM S.A., Energias do Brasil S.A., PIBB, Banco Nossa Caixa S.A., Tractebel Energia S.A. and Universo Online S.A. In the retail equity market, the Bank conducted approximately 165,000 trades, of which approximately 99,300 were conducted via the internet, for a total amount of R$1.4 billion.

In February 2005, the Bank launched a real estate investment fund called *BB Fundo de Investimento Imobiliário*, making its entry into the segment of funds that are linked to real property assets, and distributed R$123.5 million worth of quotas in the fund to investors. The Bank's entry into this market further expanded the range of investment products offered to its clients.

One of the key transactions in which the Bank participated in 2005 was the structuring of a R$878 million *Fundo de Investimentos em Direitos Creditórios* – FIDC (a form of Brazilian fund) for Furnas Centrais Elétricas S/A.

In 2006, Banco do Brasil acted as manager in three successful FIDC transactions, Grupo Brasil, Cobra Tecnologia and Sabesp. Sabesp was the first transaction in which the Bank acted as custodian of funds consisting of receivables. In the fixed income market, during the year ended December 31, 2006, BB Investimentos acted as manager in transactions for Companhia Piratininga de Força e Luz - CPFL, Petroflex Indústria e Comércio S.A., Telemar Norte Leste S.A., Companhia Siderúrgica Nacional, BV Leasing – Arrendamento Mercantil S.A., Fábrica de Produtos Alimentícios Vigor, Brasil Telecom S.A., CEMIG Distribuição S.A., CEMIG Geração e Transmissão S.A., Companhia de Bebidas das Américas S.A. – AMBEV, Braskem S.A., Kepler Weber S.A., Cia de Energia Elétrica do Paraná – COPEL, Cia Energética de Pernambuco – CELPE, BNDES Participações S.A., Furnas Centrais Elétricas S.A., ABN AMRO Arrendamento Mercantil S.A., Companhia Paulista de Força e Luz and Companhia Vale do Rio Doce S.A.. In the variable-income market, BB Investimentos have participated in the public offerings of shares of Iochpe/Maxion, Copasa, Gafisa S.A., Company, Totvs, Diagnósticos da América S.A, Equatorial Energia, Editora Saraiva, Localiza, Submarino, American Banknote, Randon, Cardsystem, Lupathec S.A., Datasul, Medial Saúde, Eletropaulo, Klabin Segall, Santos Brasil, Nossa Caixa, Brasil Ecodísel, Odontoprev, Positivo Informática S.A. and LPS Brasil, acted as manager in the public offerings of Banco do Brasil, Rossi Residencial, Tam, Duratex, Perdigão, M. Dias Branco, and have managed urban operations together with the City of São Paulo.

By the end of 2006, Banco do Brasil reached a managed base of shareholders of 2.14 million shareholders, which base is made up of companies such as Banco do Brasil's own shareholders, and of shareholders of Oi, Contax, Petrobras, among others.

Banco do Brasil was ranked second in custody of third party assets acting in the domestic market, with R$230.0 billion as of December 31, 2006. Its clients are pension funds, insurance companies, asset managers and *Corporate* companies, as well as FDIC, real estate funds, venture capital.

Wholesale Distribution Channels

Banco do Brasil believes that it has the third largest wholesale banking network in Brazil, with 85 branches serving the wholesale market. Of these, 16 branches specialize in the large corporate segment, while the remaining 68 branches focus on the wholesale segment as a whole. Banco do Brasil's wholesale branches are located in the states of São Paulo, Paraná, Rio Grande do Sul, Santa Catarina, Rio de Janeiro, Ceará, Bahia, Espírito Santo, Pernambuco, Alagoas, Rio Grande do Norte, Goiás, Minas Gerais, Pará, Amazonas, Mato Grosso and Mato Grosso do Sul and the Federal District (Brasília). These branches are

strategically located throughout the south and southeast regions of the country, where the majority of the Bank's target clients' headquarters are located.

In addition to the distribution channels described above, Banco do Brasil offers the *Gerenciador Financeiro*, an internet service designed specifically for companies. As of December 31, 2006, the *Gerenciador Financeiro* had more than 27,700 registered wholesale client users, which accounted for approximately 148.6 million transactions during the year ended December 31, 2006.

Government Market

Through its relationship with the Federal Government, as well as state and municipal governments throughout Brazil, Banco do Brasil is one of the principal partners of the public sector in terms of the implementation of policies, programs and projects aimed at regional and national development. Furthermore, the Bank has developed tailored products and services specifically designed to fulfil the needs of the public sector at all levels, including assisting in the routine activities of not only public administrators, but also civil servants, government suppliers and others.

The Government Directorate of the Bank is responsible for Banco do Brasil's relationship with the Federal Government, states, municipalities and other public agents, developing solutions tailored to each of their needs. On a Federal Government level, the Bank effects payments and collects funds on behalf of the National Treasury. Banco do Brasil also supports the Federal Government's cash management activities. On a state level, Banco do Brasil acts as official financial agent for eight states and is responsible for being the principal paying agent for employees and government suppliers, centralizing the distribution and collection of taxes. At the municipal level, the Bank acts as financial agent for several state capitals and other cities throughout Brazil through its large network.

Principal Government Products and Services

Loans to the Public Sector

The Bank's portfolio of public sector credit includes lending to Brazilian states, municipalities and government-controlled enterprises. All public sector lending must comply with the Bank's internal credit controls and policies.

Furthermore, the CMN established rules regarding public sector lending, through CMN Resolution No. 2,827 dated March 30, 2001, as amended. The Brazilian Senate also regulates these activities through its own Resolution No. 43/01, dated December 21, 2001, as amended, which sets forth the conditions and limits under which government entities are able to borrow from banks, in addition to the Fiscal Responsibility Law. These measures have limited Banco do Brasil's loans to public sector.

Payment Cards

Banco do Brasil provides payment cards for the payment of travel expenses and minor purchases of goods and services to its clients in the public sector (at the federal, state and municipal levels), which are similar to corporate credit cards used in the private sector. As of December 31, 2006, the Bank processed R$40.9 million worth of transactions under its Federal Government payment card (*Cartão de Pagamento do Governo Federal*), which had approximately 11,200 cardholders at that time.

In 2006, the Bank recorded activity in the total amount of R$36.7 million related to its state and municipal government cards, and closed the year with 18,800 cardholders.

Licitações-e (Electornic Purchasing System)

Banco do Brasil has the *Licitações-e* system, an electronic system designed to facilitate the purchase of goods and services by Brazilian public entities which are submitted to Law No. 8,666, of June 21, 1993 ("Bidding Process Law"). Through the Bank's *Licitações-e* system, the government entities are able to more effectively procure goods and services that they are required to purchase through public bidding processes, increasing the participation of suppliers and the competition in the bidding process. The system reduces costs

and increases the transparency of such businesses because any person can see the transactions through the Bank's web site.

In 2006, 42,900 public procurements were carried out using the *Licitações-e* system, totaling approximately R$6.9 billion in transaction value.

Tax Collection

During 2006, Banco do Brasil collected approximately 14.3 million Social Security Payment Forms ("*Guias de Previdência Social*" or "GPSs") for a total amount of R$36.9 billion. This amount represented 30.5% of the total amount collected by the INSS. In relation to collection services rendered by the Bank to the Federal Government tax authority ("*Secretaria da Receita Federal*" or "SRF"), 21.7 million payment forms were collected totaling R$85.8 billion, or approximately 22.7% of the total amount collected by the SRF. In terms of state and municipal government taxes, in 2006 Banco do Brasil collected approximately 60.4 million payment forms, totaling R$77.0 billion. The Bank receives a commission in respect of each form collected which is based on the amount collected.

The Bank receives a commission fee on each payment form paid. The commission fee is based on the amount paid and permanence of these amounts in the Bank's account, collection and agreements with the Federal Government, States and Cities (contractors).

Payment of INSS Benefits

Banco do Brasil is the largest benefits payment agent for the INSS. On a monthly basis, approximately 6.0 million benefit payments are made through the Bank. During the year ended December 31, 2006, these annual benefits paid totalled R$36.0 billion and 24.5% of market share. The Bank receives a commission fee on each payment which is based on the amount paid.

Special Social Security Programs

"*Regimes Próprios de Previdência Social*"

Banco do Brasil offers its services to special social security programs of Brazilian states and cities ("*Regimes Próprios de Previdência Social*" or "RPPS"). RPPS was created by state-owned companies and is managed by social security entities or funds. As of December 31, 2006, the Bank had 71 RPPS contracts in respect of 107,877 public employees currently holding office (*ativos*), 14,020 public employees currently not holding office (*inativos*) and 4,534 pensioners, and in the total amount of R$4.14 billion.

On-lending of Funds

In addition to its general lending business, Banco do Brasil acts as an agent for the Federal Government through the National Treasury, BNDES and other Federal Government agencies for the on-lending of money to certain categories of borrowers, both in the public and private sectors. This on-lending or "repassing" of funds can be used by Banco do Brasil's customers for specified business purposes in accordance with the parameters of the relevant Federal Government agency program. On-lending occurs only after Banco do Brasil has received the amounts to be repassed from the Federal Government.

Repassed funds are match-funded by loans from the Federal Government or a Federal Government agency and, therefore, Banco do Brasil takes no interest rate or maturity mismatch risk. However, Banco do Brasil is exposed to the borrowers' credit risk when on-lending and therefore applies the same credit criteria to these loans as it does to any other loans made by it. As a result of Brazil's economic growth in the last few years, these loans, which use subsidized funding and apply interest rates that are usually lower than market rates, have become increasingly important in the context of the Bank's overall credit portfolio. During 2006, Banco do Brasil on-lent R$8.2 billion.

Despite increased competition from other financial institutions in this market, in 2006 Banco do Brasil increased its BNDES and FINAME onlendings 27.5% to R$5.1 billion, compared to R$4.1 billion in 2005 and R$3.0 billion in 2004. These loans have an average maturity of 5 years and are generally secured by the goods being purchased with the loan proceeds, which reduces the Bank's risk in the transaction.

The *Fundo de Amparo ao Trabalhador* - FAT is a special constitutional fund which finances the payment of unemployment benefits (*Programa Seguro-Desemprego*) and national development programs, among other programs. The FAT is funded by the *Programa de Integração Social* – PIS or the Brazilian social integration program and the *Programa de Formação do Patrimônio do Servidor Público* – PASEP or the Brazilian program for the formation of the patrimony of public employees, among other programs. The FAT funds are used by BNDES to carry out traditional loan transactions (including through FINAME), and are also used by other BNDES agents, such as Banco do Brasil.

The majority of FAT funds that Banco do Brasil on-lends are used to finance projects which are likely to create jobs and income for employees, such as those included under the *Programa de Geração de Emprego e Renda* ("PROGER") and the *Programa Nacional de Fortalecimento da Agricultura Familiar* ("PRONAF"). The Bank applies the same risk management policies to these loans as it does in respect of its other lending activities.

The outstanding amount of FAT funds on-lent by Banco do Brasil to the private sector totalled approximately R$18.1 billion as of December 31, 2006, of which R$9.1 billion was on-lent to the rural sector (*PROGER Rural* and PRONAF), R$6.0 billion on-lent to finance projects (*PROGER Urbano Empresarial*) and R$543.7 million on-lent to projects serving both the rural and urban sectors (*FAT Integrar*).

Public-Private Partnership

The Public-Private Partnership Guarantee Fund ("*Fundo Garantidor das Parcerias Publico-Privadas*" or "Guarantee Fund") was created pursuant to Article 16 of Law No. 11.079, of December 30, 2004 and the Federal Government appointed the Bank to manage it.

The Guarantee Fund was created to guarantee the payment obligations of the Federal Government arising under Public-Private Partnership projects. The Fund's Regulation and Charter were approved by the General Meeting of Quota-holders held on January 27, 2006 and were further amended by the Extraordinary Meeting held on August 31, 2006.

Decree No. 5.411, of April 06, 2005 authorized the paying-up of the Guarantee Fund's quotas through shares representing equity holdings in semi-public companies, and the Ministry of Finance Ordinance No. 413, of December 14, 2005 authorized the transfer of the Federal Government equity holdings described below to the Guarantee Fund:

Semi-Public Company	Shares	Number of Shares
Banco do Brasil	common shares	20,000,000
Companhia Vale do Rio Doce	non-voting shares	15,226,023
Eletrobrás	common shares	20,000,000,000

As of December 31, 2006, the asset portfolio of the Guarantee Fund was:

Assets	Semi-Public Company	Number of Assets	Market Value *in Reais*
Shares	BBAS3 – Banco do Brasil	20,000,000	1,281,600,000.00
	ELET3 – Eletrobrás	20,000,000,000	1,016,000,000.00
	VALE5 – Vale do Rio Doce	30,452,046	1,656,286,781.94
Fixed-income	NTN – B	82,189.0000	124,231,587.65
	OP. Compromissadas	4,017.0000	3,568,268.30

During 2006, the Guarantee Fund did not grant any guarantees to Public-Private Partnership projects.

Government Distribution Channels

The Bank has 39 branches responsible for serving the government market. In addition, Banco do Brasil makes its products and services available to its government clients on-line through its "*Auto-Atendimento Setor Público*".

During the year ended December 31, 2006, 10,972 users carried out 46.5 million transactions through this channel, an increase of 36.0% compared to 2005.

International Market

The Bank's operations outside Brazil are primarily focused on the Bank's own funding operations and on supporting Brazilian clients in foreign trade transactions and with their expansion into new markets.

In addition, Banco do Brasil provides services to Brazilians who reside overseas. For example, in Portugal and Japan, Banco do Brasil's operations are targeted primarily at the retail segment and at the significant Brazilian communities in those countries, through which the Bank seeks to expand its overall client base. In Miami and Paris, the Bank focuses in large part on private banking by offering investment options specifically tailored to particular clients' profiles and needs.

International Operations

Banco do Brasil's role in the international market is overseen and managed by the Bank's International Directorate.

The International Directorate, and Banco do Brasil's entities outside Brazil which report to it, are principally engaged in Brazilian trade-related finance and the administration of Banco do Brasil's existing long-term foreign currency operations (securities and long-term loans). Banco do Brasil also takes foreign currency deposits from the Bank's wholesale and retail clients and extends credit to Brazilian and non-Brazilian clients. Transactions include structured finance operations, syndicated loans and other trade-related operations.

A key activity for Banco do Brasil is developing additional sources of medium-term foreign currency funds for use in financing Brazilian companies. These operations are being implemented through the International Directorate. To further this aim, the three principal areas of focus are U.S. dollar-based leasing of capital goods, lending of U.S. dollar-denominated funds (pursuant to CMN Resolution No. 2,770) and the purchase of U.S. dollar-denominated securities issued by leading Brazilian companies.

The table below sets forth the assets and liabilities of the Bank's international network as of December 31, 2006, 2005 and 2004:

	As of December 31,		
	2006	2005	2004
	(in millions of *reais*)		
Assets			
Net assets	804.2	2,588.9	1,664.7
Interbank deposits	10,954.2	20,175.9	13,067.3
Short-term loans	4,541.7	3,767.9	3,234.6
Long-term loans	7,629.9	5,379.9	5,771.5
(Allowance for loan losses)	(181.3)	(217.6)	(267.2)
Securities and bonds	2,457.8	2,794.5	2,804.7
General management	745.1	—	4,761.9
Other assets	1,009.1	1,295.0	1,229.9
Permanent	137.1	169.4	218.6
Total	**28,097.8**	**35,953.9**	**32,486.0**
Liabilities			
Demand deposits	1,037.6	1,073.9	1,012.9
Time deposits	14,607.9	13,359.6	14,853.6
Loans	3,111.4	3,944.6	4,831.8
Other	633.1	792.5	1,858.9
Eurobonds	594.7	668.0	929.7
Securities issued by the Bank	3,809.3	3,753.3	4,721.4
Own resources			
General management	—	8,220.3	—
Stockholders' Equity	4,303.9	4,141.6	4,277.7
Total	**28,097.8**	**35,953.9**	**32,486.0**

Funding for Banco do Brasil's foreign assets is obtained mainly from deposits, proceeds from bond issues and funds transferred from Banco do Brasil in Brazil. Deposits are taken in the interbank market, from corporate clients, individuals and Federal Government entities to support specific lending operations undertaken by Banco do Brasil. Approximately 48.28% of the total funds represented by demand deposits and time deposits of the Bank's international network at December 31, 2006 was obtained in the interbank market, 11.89% from corporate clients, 26.94% from individuals and 12.89% from government entities.

Demand and time deposits represented 55.68% of the total liabilities of the Bank's international network as of December 31, 2006 (compared to 52.04% as of December 31, 2005 and 48.8% as of December 31, 2004). Funds generated by retail clients in Japan, particularly those maintained in deposit accounts, were U.S.$1.2 billion at December 31, 2006 and U.S.$1.3 billion at December 31, 2005.

Short-term loans are granted for operations of Brazilian companies, and some credit transactions are also granted to foreign companies. These transactions are grouped together with foreign trade loans under the line item "short-term loans" and "long-term loans" and represented 43.3% of the total assets of the Bank's international network as of December 31, 2006 (33.0% as of December 31, 2005). The allowance for loan losses represented 1.5% of total loans (2.4% as of December 31, 2005).

The securities portfolio of the Bank includes securities issued by both the Federal Government and Federal Government-owned entities, with such securities being managed by Banco do Brasil. As of

December 31, 2006, bonds issued by the Federal Government represented 78.2% of the total amount of U.S.$899.3 million for securities issued abroad and managed by the Bank (90.9% and U.S.$1,085.7 million at December 31, 2005).

In addition to commercial lending activities, the Bank's International Directorate is dedicated to the management of the liquidity of the Bank's international network. The Bank's foreign interbank portfolio, which totalled U.S.$5.1 billion as of December 31, 2006 (U.S.$ 8.6 billion as of December 31, 2005), consists primarily of Federal Government funds and deposit certificates, demand deposits and overnight deposits with leading international banks.

As of December 31, 2006, the Bank's long-term credit portfolio totalled U.S.$4.4 billion compared to U.S.$3.2 billion as of December 31, 2005 and U.S.$2.9 billion as of December 31, 2004. At December 31, 2006, 20.0% of the Bank's long-term loans were granted to public sector companies (compared to 33.3% at December 31, 2005 and 40.7 at December 31, 2004) while 80.0% of these loans were extended to companies in the private sector (in comparison to 66.6% at December 31, 2005 and 59.3% at December 31, 2004).

Grand Cayman Branch

Banco do Brasil's Grand Cayman branch was established in 1976, principally for the purpose of obtaining short-term funding used to finance trade-related transactions for Brazilian companies.

The Grand Cayman branch is registered under Part IX of the Companies Law (as amended) of the Cayman Islands and has a Class B banking license to operate in the Cayman Islands under the Banks and Trust Companies Law (as amended) of the Cayman Islands, which allows the Grand Cayman branch to conduct all types of banking business in any part of the world, but does not allow the Grand Cayman branch to take deposits from residents of the Cayman Islands or to invest in any asset representing a claim on any person resident in the Cayman Islands, subject to certain exceptions in respect of, *inter alia*, exempted or ordinary non-resident companies and other licensees. The Grand Cayman branch's results of operations are included in the Bank's consolidated and non-consolidated financial statements.

The liabilities of the Grand Cayman branch are first covered by the total resources in U.S. dollars of the Grand Cayman branch but, under Brazilian law, the Bank is ultimately responsible for all obligations of the Grand Cayman branch. The Grand Cayman branch is part of the Bank and has no separate legal status or existence. The CMN has issued regulations with respect to the operating and maintaining of offshore branches by Brazilian financial institutions as prescribed by Resolution No. 2,723 of May 31, 2000, as amended.

The Grand Cayman branch is currently engaged in the business of sourcing funds in the international banking and capital markets to provide credit lines for the Bank which are then extended to the Bank's customers for working capital and trade related financings. The Grand Cayman branch also takes deposits in foreign currency from corporate clients and extends credit to Brazilian and non-Brazilian clients, principally in relation to trade finance with Brazil. All strategic decisions and operations carried out by the Grand Cayman branch have to be previously approved by the International Directorate at the Bank's head offices in Brazil.

International Leasing

The Bank's international leasing operations are conducted through its wholly-owned subsidiary BB Leasing Company Limited ("BBL"), which is managed by the International Directorate of the Bank and was incorporated in December 1981 under the laws of the Cayman Islands. BBL carries out leasing transactions related to the provision of capital goods for Brazilian companies using foreign financing. On December 31, 2006, BBL had total assets of U.S.$36.2 million.

The terms of the leases, which include machinery and medical equipments, are usually between 24 to 84 months and the leases are initiated through Banco do Brasil's Brazilian branches. BBL funds itself using its own funds and funds of the Banco do Brasil group. BBL is usually able to match its funding costs against its lending rates and its funding terms against its lease terms.

International Capital Markets Transactions

Banco do Brasil maintains a distribution network to sell debt instruments of Brazilian companies to its clients and other investors worldwide. These activities are conducted principally through BB Securities Limited ("BB Securities"), whose range of products, markets and investors has increased significantly. BB Securities underwrites, distributes or trades a range of products including global bonds, eurobonds, euro medium term notes, structured notes, short-term euro commercial paper, euro certificates of deposit and promissory notes. Its primary functions are:

- underwriting new issues from Brazil, either for companies, banks, public sector corporations and the Federal Government;
- distributing bonds to investors in London, continental Europe, Latin America and Asia;
- trading global bonds and eurobonds with investors from Brazil and abroad;
- market making in all classes of Brazilian bonds;
- participating in the private client advisory business;
- structuring depositary receipts; and
- providing a full range of research and information services for investors and borrowers.

The Bank has had a presence in New York since 1969. In June 2005, Banco do Brasil established a U.S. broker-dealer, Banco do Brasil Securities LLC, which is registered with the National Association of Securities Dealers (NASD). As a result, Banco do Brasil has developed the capacity to serve Brazilian companies with respect to their U.S. capital markets transactions.

International Distribution Network

Banco do Brasil has more branches outside Brazil than any other Brazilian bank, which contributed to its market leadership in foreign trade finance. The Bank has a presence in 20 countries, consisting of 16 branches, ten sub-branches, eight representative offices/business units, as well as five subsidiaries. Banco do Brasil has also secured authorization from the Central Bank to open two new representative offices, one in Seoul, South Korea, and the other in Dubai, United Arab Emirates. As of December 31, 2006, Banco do Brasil had a network of foreign correspondent banks made up of 1,459 financial institutions, located in 147 countries.

The following table sets forth the location of the Bank's branches, sub-branches, business units and subsidiaries outside Brazil.

Branches	Sub-branches	Representative Offices / Business Units	Subsidiaries
Asunción	Cascais	Caracas	Banco do Brasil AG - Viena
Buenos Aires	Gifu	Mexico City	Banco do Brasil Securities LLC
Ciudad del Este	Gunma[(1)]	Hong Kong	BB Leasing Company Ltd.
Frankfurt	Hamamatsu[(1)]	Lima	BB Securities Limited
Grand Cayman	Ibaraki	Luanda	BAMB Brasilian American Merchant Bank
La Paz	Nagano	Rome	
Lisbon	Nagoya[(1)]	Shanghai	
London	Santa Cruz de La Sierra	Washington	
Madrid	Parque das Nações – Portugal	Seoul[(2)]	
Miami	Porto	Dubai[(2)]	
Milan			
New York			

Branches	Sub-branches	Representative Offices / Business Units	Subsidiaries
Panama			
Paris			
Santiago			
Tokyo			

Notes:—

(1) Currently being converted into a branch.

(2) Currently being established.

Asset Management Operations

Banco do Brasil carries out fund management activities through its wholly-owned subsidiary BB DTVM. In order to comply with Central Bank regulations, BB DTVM's activities are fully segregated from the activities of Banco do Brasil. The Bank's investment funds are segmented among individuals, corporations, the public sector, institutional investors and non-resident investors. Retail funds are divided into fixed income, variable income, mixed and exchange rate-linked funds. Personalized investments include exclusive funds and client portfolios.

The total net equity of the investment funds and client portfolios managed by BB DTVM, as of December 31, 2006, increased 19.01% to R$182.7 billion compared to December 31, 2005, and represented a market share of 19.07% according to ANBID. The total net equity of the investment funds and client portfolios managed by BB DTVM, as of December 31, 2005, totalled R$153.5 billion, representing a market share of 20.2% according to ANBID. As of December 31, 2004, the net equity amounted to R$124 billion, and a market share of 19.7%. The annual average management fee collected from managing investment funds in the year ending on December 31, 2006 was 0.70% of the net equity.

The table below sets forth the volume of funds managed by BB DTVM per type of client on the dates indicated.

	As of December 31,					
	2006	%	2005	%	2004	%
	(in millions of *reais*)					
Institutional Investors	76,925	42.1	62,952	41.1	55,863	45.0
Wholesale	55,119	30.2	47,916	31.2	35,730	28.8
Government	26,929	14.7	20,905	13.6	9,923	8.1
Retail	17,837	9.8	13,638	8.9	13,316	10.7
Foreign Investors	5,873	3.2	8,056	5.2	9,031	7.3
Other	—	—	41	—	159	0.1
Total	**182,683**	**100.0**	**153,508**	**100.0**	**124,022**	**100.0**

Rural Lending

General

The agribusiness sector plays a strategic role in the Brazilian economy mainly because it generates export-related funds for the country's trade balance. The credit granted to the agribusiness sector finances the production and the commercialization of rural products and also stimulates investments in the rural

sector, including in relation to the storage, processing and the industrialization of rural products. In addition, rural lending stimulates the introduction of improved methods in the production system. The agribusiness sector was responsible for 36.0% of all Brazilian export transactions in 2006.

The following table sets forth the principal exports in the Brazilian agribusiness sector.

Exports

	As of December 31		
	2006	**2005**	**2004**
	(in billions of U.S.$)		
Soy Complex	9,308	9,477	10,048
Meat	8,641	8,066	6,144
Sugar and Alcohol	7,772	4,684	3,138
Timber and Related Products	7,897	3,792	3,781
Leather, Furs and Shoes	3,471	3,069	2,897
Coffee, Yerba-Mate Tea and Spices	3,535	2,669	1,892
Smoke and Tobacco	1,752	1,707	1,426
Fruit Juice	1,570	1,245	1,194
Other Products	4,087	5,487	5,587
Total	**48,033**	**43,601**	**39,016**

Source: MAPA – Ministry of Agriculture, Livestock and Supply

The Bank's credit transactions in the rural sector reflect the Bank's role in financing the projected agricultural expansion set forth in the Federal Government's agricultural plan. The positive performance of the Bank's rural sector in recent years is a result of the implementation of new technologies and the continual improvement of services provided by agribusiness professionals throughout the sector. These factors have increased profitability, as well as economic stability among the key participants in the sector. See "Risk Factors — Risks Relating to Banco do Brasil — The volume of the Bank's rural credit transactions may increase as a result of the Federal Government's policies, adversely effecting its profitability".

In 2005, several adverse factors affected the Brazilian agricultural sector as a whole, as well as causing a general reduction in income among Brazilian agricultural producers. Among these factors were: (i) decreased productivity as a result of unfavourable climate conditions in certain key regions of the country; (ii) low commodity prices; (iii) the appreciation of the *real* against the U.S. dollar which reduced the real value of certain Brazilian agricultural exports; and (iv) certain diseases. Despite these problems, however, the Brazilian National Supply Company ("*Companhia Nacional de Abastecimento*" or "CONAB") has estimated that production for the 2006/2007 harvest is expected to reach 130.6 million tons, which would represent a 8.1% increase over the 2005/2006 harvest.

Approximately 90.5% of the Bank's rural credit transactions are concentrated in the south, southeast and midwest regions of Brazil. The table below sets forth the distribution of the Bank's rural credit portfolio by region, on December 2006:

Region	**(%)**
South	39.4
Midwest	26.1
Southeast	25.0
Northeast	6.1
North	3.4

The Bank's Role in Agribusiness

Banco do Brasil is the largest provider of finance to the Brazilian agribusiness sector and operates in all segments of the agribusiness production chain. In addition to rural producers, Banco do Brasil caters to other participants in the agribusiness sector, such as manufacturers and distributors of equipment and machinery, agricultural implements, fertilizers and other suppliers and exporters, among others.

When it acts as an intermediary between the Federal Government and the agricultural sector, granting credit at rates which are lower than it could otherwise receive for lending transactions in other sectors of the economy, Banco do Brasil receives remuneration from the Federal Government commensurate with the level of risk and the liabilities it assumes in each transaction. The Federal Government allocates, in the annual federal budget, funds used for compensating the Bank for the shortfall in its revenues derived from its mandatory rural lending transactions. This compensation is known as "equalization", and has the effect of compensating the Bank in respect of rural lending transactions for which the spread is not comparable with its other lending transactions.

In 2005, a period marked by adversities to the segment (climatic problems in some regions, low quotation in the commodities price and the real valuation against the U.S. dollar, which resulted in a reduction of agricultural producers' income) Banco do Brasil kept the partnership with the Brazilian agribusiness. The sector was supported by means of debts extensions, in the amount of R$2.8 billions.

The 2005 scenario repeated in 2006, resulting in the further reduction of the producers' income. Factors as adverse climatic events, prices reduction (mainly as a result of the real valuation against the U.S. dollar), production costs increase and closing of markets (sanitary barriers) had contributed to the aggravation of the difficulties to the sector in the two last harvests. Such adversity demanded additional efforts from the Federal Government, which resulted in new rules extending the stated periods for farming debts payments, especially of expenditure and investments expiring in 2006.

Banco do Brasil adopted measures to expedite negotiations in 2006, reaching the refinancing of 325 thousand agricultural credit operations, in the amount of approximately R$ 5.8 billion.

The Bank also adopts mechanisms to mitigate the risks on such transactions, such as agricultural production insurance (Farming Activity Guarantee Program - *Proagro* and *Proagro Mais*, which are the most distinguished programs (that currently cover 100% of the operations with familiar agriculture) and BB Seguro Agrícola), sharing by companies from the segment, prices protection by future contracts or options and implementing origin identification system. Currently, approximately 30% of the agricultural credit portfolio is mitigated with some of those mechanisms (among others).

As a result of those measures the farming sector has gradually regained payment capacity and productivity. The volume of extensions are being reduced each year, as a result of a gradual income recovery of the sector.

The Federal Government has also proposed the implementation of certain new rules. Under the new rules, the maturities in respect of a portion of the Bank's rural credit portfolio targeted at the 2006/2007 harvest will automatically be extended for a period of four years, with payments under the loans coming due after an initial 12-month grace period. Other structural measures which have been announced, are aimed at minimizing the impact that the cyclical nature of agribusiness has on agricultural producers, in order to reduce unpredictability at the time of planting. Key measures include modified agricultural pricing and insurance policies, as well as a series of initiatives designed to strengthen the financial condition of agricultural producers through risk management and increased levels of savings.

In addition to its experience in working with the sector, management believes that Banco do Brasil has in place the structure and mechanisms required to maintain its competitive advantage in its agribusiness services, including: (i) a vast and diverse network of branches and offices; (ii) a technical advisory system made up of more than 290 professionals in the agronomy, veterinary and animal science areas; (iii) an electronic system to assess the risk involved in agricultural enterprises ("*Sistema Risco Técnico Agropecuário*" or "RTA"), which takes into account variables such as applied technology, productivity,

market conditions, etc., and is made up of more than 250,000 regional production spreadsheets; (iv) a portfolio of producers with a low attrition rate; and (v) a comprehensive knowledge of these clients.

Rural Credit Transactions

As of December 31, 2006, the Bank's rural credit portfolio volume totalled R$45.0 billion, an increase of 26.2% compared to December 31, 2005. As of December 31, 2005, the volume of the Bank's rural portfolio totalled R$35.7 billion, an increase of 18.9% as compared to R$30.0 billion as of December 31, 2004.

As of December 31, 2006, the Bank's funding transactions relating to the financing of goods and services required for agricultural and livestock production represented 57.9% of its total agribusiness portfolio (compared to 53.9% as of December 31, 2005). The Bank's investment operations targeted at modernizing production activities represented 41.2% of its portfolio (compared to 43.3% as of December 31, 2005). These transactions have an average term of four years.

The table below sets forth Banco do Brasil's rural credit portfolio, broken down according to use of funds by the client.

	As of December 31,					
	2006	**%**	**2005**	**%**	**2004**	**%**
			(in millions of *reais*)			
Funding	18,705	41.5	16,133	45.2	14,734	49.0
Investment	18,582	41.2	15,463	43.3	13,231	44.1
Commercialization	7,375	16.4	3,097	8.7	1,054	3.5
Other	401	0.9	1,015	2.8	1,017	3.4
Total	**45,063**	**100.0**	**35,708**	**100.0**	**30,036**	**100.0**

The table below sets forth the Bank's rural credit portfolio per product.

	As of December 31,					
	2006	**%**	**2005**	**%**	**2004**	**%**
			(in millions of *reais*)			
Agricultural and Livestock Funding	14,309	31.8	12,342	34.6	10,773	35.9
Pronaf/Proger Rural	11,119	24.7	8,905	24.9	7,079	23.6
BNDES/Finame Rural	4,363	9.7	3,967	11.1	3,362	11.2
FCO Rural	3,730	8.3	3,272	9.2	2,986	9.9
Other	11,542	25.5	7,222	20.2	5,836	19.4
Total	**45,063**	**100.0**	**35,708**	**100.0**	**30,036**	**100.0**

Rural Employment and Income ("*Programa para Geração de Emprego e Renda Rural*" or "PROGER - Rural") is a government program designed to improve rural employment and income levels. PROGER - Rural is designed to provide credit for agricultural and cattle financing in addition to financial support for fixed and semi-fixed investment. The National Program for Development of Family Agriculture (*"Programa Nacional de Fortalecimento da Agricultura Familiar"* or "PRONAF") targets the financing of agricultural activities in general. FCO Rural offers financial support for business development and investments in rural producers based in the midwest region of Brazil. BNDES/FINAME Rural finances the acquisition of equipment used for agricultural production.

Sources of Funds for Rural Lending

Banco do Brasil's rural lending is funded mainly by funds from demand deposits and savings deposits required by the Federal Government to be used for rural lending under regulations imposed by the Central Bank, PROGER – Rural, PRONAF, FCO, BNDES/FINAME, among others.

The table below sets forth several of the Bank's sources of funds for the financing of agribusiness:

	As of December 31,					
	2006	**%**	**2005**	**%**	**2004**	**%**
	(in millions of *reais*)					
Demand Deposits	5,486	12.2	4,496	12.5	5,588	18.6
Savings Deposits	15,617	34.7	12,007	33.4	9,352	31.1
FAT	8,939	19.7	5,150	14.3	2,645	8.8
FCO Rural	4,993	11.1	4,407	12.3	3,729	12.4
BNDES/Finame Rural	4,580	10.2	4,211	11.7	3,673	12.2
Other	5,448	12.1	5,437	15.7	5,049	16.8
Total	**45,063**	**100.0**	**35,708**	**100.0**	**30,036**	**100.0**

Government Policies

The interest rates agricultural borrowers are charged under Federal Government programs (such as FAT) are lower than the costs of obtaining and on-lending such funds by Banco do Brasil. As a result, the Federal Government generally covers the difference between the cost of Banco do Brasil's funding plus the agreed margin and the interest charged on the loans. Such equalization revenues received from the Federal Government by the Bank amounted to approximately R$816 million during the year ended December 31, 2006 and R$508 million in 2005 (compared to R$403 million in 2004).

Approval of Rural Credit and Risk Control

In addition to the regular risk management mechanisms that Banco do Brasil applies to all credit transactions , Banco do Brasil applies specific methods to identify risks and minimize losses in respect of its rural credit portfolio. Banco do Brasil has developed a specific system, the ANC-Produtor Rural, that takes into account behavioral data and technical risks relating to the business activity of the potential borrower in order to determine the Bank's maximum level of exposure to each client.

Furthermore, Banco do Brasil has established exposure limits in its credit policies in relation to the production and commercialization of farm products, with sub-categories created for specific activities and products, such as soy, cotton and corn. The Bank believes that these mechanisms, which are currently being implemented, will contribute to the diversification of its agribusiness portfolio.

In its rural credit portfolio, Banco do Brasil also adopts a preventive risk mechanism, which includes agricultural insurance under the PROAGRO Program and the sharing of risk with companies that provide raw materials to producers or purchase their products. Currently, approximately 30% of the Bank's agribusiness portfolio is subject to these mechanisms.

When the Bank is solely responsible for the risk in relation to a rural credit transaction, the Bank also employs the RTA in its analysis of the risks involved. The RTA works in conjunction with the criteria established by the ANC Produtor Rural. The RTA system takes into account several variables of a transaction such as region, crop, production and the production system employed, technology, price and productivity. The RTA system utilizes its own methodology, including 250,000 production spreadsheets, to statistically analyze information relating to productivity and the prices paid in past years by agricultural producers. Technical indices (relating to productivity and income fluctuations) are established using this

analysis. Since these indices are related to the production costs and projected income from trading, they define the degree of risk and the market appeal of the proposed transactions. The system is supported by information provided by approximately 290 agronomists, veterinarians and zoologists, who also provide technical assistance on transactions in which Banco do Brasil is involved, including evaluating plans, appraising rural properties and inspecting rural enterprises.

The following table sets forth the variables analyzed by the RTA.

	Productivity	Cost	Price
Soil	√	√	—
Climate	√	√	√
Roads	—	√	√
Warehouses	—	—	√
Technology	√	√	—
Distance	—	√	√
Market	—	—	√

One of the main benefits resulting from the constant monitoring of the risks inherent in the agribusiness sector has been the diversification of the Bank's agribusiness credit portfolio. This diversification results from the Bank being able to apply the same data that it employs in granting credit to monitoring and anticipating key market drivers and events.

The following table sets forth the Bank's agribusiness credit portfolio by item financed as of each date indicated.

	As of December 31,					
Financed Items	**2006**	**Part.%**	**2005**	**Part.%**	**2004**	**Part.%**
	(in millions of *reais*, except percentages)					
Soybeans	3,571	7.9	4,389	12.2	4,942	16.5
Livestock	4,791	10.6	3,864	10.8	3,187	10.6
Maize	2,560	5.7	2,899	8.1	2,621	8.7
Machinery and equipment	1,038	2.3	1,150	3.2	2,849	9.5
Rice	793	1.8	883	2.5	1,028	3.4
Cotton	554	1.2	859	2.4	1,039	3.5
Fertilizers and pesticides	560	1.2	672	1.9	879	2.9
Coffee	1,036	2.3	655	1.8	746	2.5
Wheat	437	1.0	525	1.5	728	2.4
Sugar Cane	1,235	2.7	474	1.3	357	1.2
Manioc	491	1.1	440	1.2	352	1.2
Poultry raising	571	1.3	402	1.1	199	0.7
Hog raising	482	1.1	314	0.9	106	0.4
Other	26,944	59.8	17,919	50.5	10,821	36.0
Total	**45,063**	**100.0**	**35,708**	**100.0**	**30,036**	**100.0**

Notwithstanding the Bank's relationship with the Federal Government, Banco do Brasil only increases its volume of rural credit transactions if management believes that the level of risk is acceptable and that the Bank will achieve adequate levels of profitability, as set forth in the Bank's by-laws.

Management believes that, in periods when the performance and production levels of the Brazilian agricultural sector are in line with historical norms, the Bank's existing credit controls have supported the maintenance by the Bank of adequate levels of credit quality in its rural credit portfolio. In periods of adverse conditions such as 2005, however, certain Federal Government measures were needed in order to maintain credit quality, such as insurance coverage or the provision by the Federal Government to the Bank of compensation related to the renegotiation of certain debt and extension of maturities.

Rural Credit Risk

As of December 31, 2006, according to the criteria specified in Resolution No. 2,682/99, the Bank's rural credit transactions representing risk rated between AA and C represented 88.2% of the portfolio, compared to 90.7% at December 31, 2005 and 96.3% as of December 31, 2004.

The Bank's agribusiness portfolio grew by 26.2% between December 31, 2005 and December 31, 2006.

The risk increase in its portfolio in 2005 reflects the effects of drought in the southern region of Brazil and in the state of Mato Grosso do Sul and other cities in the states of São Paulo, Minas Gerais, Goiás and Mato Grosso. The increase was also a result of difficulties in terms of product sales volumes resulting from unfavourable commodities prices and exchange rates during the year.

Decreases in productivity as a result of low levels of rainfall during certain periods, price projections and the producer's debt are already included in the Bank's RTA calculation spreadsheets and will be used for the analysis of credit transactions granted in future periods.

The Bank has adopted preventive monitoring measures to rapidly respond to adverse conditions (for example, low levels of rainfall in the south of Brazil, a decline in prices, trade difficulties and meat export embargoes), such as: (i) preparation of reports, analyses, bulletins and special summaries upon which to base credit decisions; (ii) creation of a discussion forum among the relevant areas of the Bank; (iii) special monitoring of clients in adverse circumstances; (iv) special monitoring of any portfolios likely to be adversely affected; (v) special rules and procedures to be employed in debt renegotiations; and (vi) development of special operational contingencies and criteria for new client businesses which may be effected.

Agribusiness Credit Portfolio per Risk Level

The following tables set forth the Bank's agribusiness credit portfolio broken down by risk level at the dates indicated.

	As of December 31,								
	2006			2005			2004		
	(in millions of *reais*)								
	Balance	Allowance	Comp. %	Balance	Allowance	Comp. %	Balance	Allowance	Comp. %
AA	7,830	—	17.4	5,114	—	14.3	5,128	—	17.1
A	13,008	65	28.9	10,306	52	28.9	10,180	51	33.9
B	14,109	141	31.3	11,516	115	32.2	10,131	101	33.7
C	4,811	144	10.7	5,462	164	15.3	3,500	105	11.7
D	2,113	211	4.7	1,379	138	3.9	597	60	2.0
E	1029	309	2.3	284	85	0.8	108	32	0.4
F	176	88	0.4	248	124	0.7	52	26	0.2

	As of December 31,								
	2006			2005			2004		
	(in millions of *reais*)								
	Balance	Allowance	Comp. %	Balance	Allowance	Comp. %	Balance	Allowance	Comp. %
G	594	416	1.2	442	309	1.2	85	59	0.3
H	1,393	1,393	3.1	957	958	2.7	256	256	0.9
Total	**45,063**	**2,767**	**100.0**	**35,708**	**1,945**	**100.0**	**30,036**	**691**	**100.0**
AA-C	39,758	350	88.3	32,398	331	90.7	28,939	257	96.3
D-H	5,305	2,417	11.7	3,310	1,614	9.3	1,098	433	3.7

Allowance for Loan Losses – Agribusiness

The table below sets forth information regarding the Bank's provisioning for agribusiness loan losses for the years ended December 31, 2006, 2005 and 2004. The increased credit risk of the agribusiness credit portfolio, as well as the renegotiation of a significant portion of the portfolio, led to an increase in provisions for 2006.

	As of December 31,		
	2006	2005	2004
	(in thousands of *reais*)		
Agribusiness Credit Portfolio	45,063	35,708	30,036
Initial Allowance	**3,597**	**1,310**	**493**
1 – Risk migration	(1,235)	(521)	(103)
a) Incremental Risk Vulnerability	641	879	924
b) Improved Risk	(1,876)	(358)	(1,027)
2 – Contracts	1,058	644	607
3 – Losses	(547)	(113)	(192)
Total (1 + 2 + 3)	(724)	1,052	313
Other Impact[1]	(105)	(417)	(115)
Final Allowance	**2,768**	**1,945**	**691**
Provision required by CMN Resolution 2,682	2,768	1,945	691

Notes:—

(1) Amortization, liquidation, payments released and debt charges.

Other Agribusiness-Related Operations

Rural Integration (BB Convir)

Since 2005, Banco do Brasil has developed a new business model, called BB Convir, designed to facilitate transactions between agricultural producers and industrial purchasers. Through BB Convir, the Bank enters into partnerships with key producers in the agricultural sector in order to finance production and facilitate the sale of products to their clients. Through BB Convir, Banco do Brasil seeks to optimize its relationships with key clients, and thereby increase its competitiveness. During 2005 and 2006, the Bank facilitated partnerships totaling R$3.0 billion.

CPR

Banco do Brasil's Rural Products Certificates Program ("CPR") provides a source of funding to the agricultural sector through a financial instrument representing agricultural commodities (soybean, coffee,

cattle and corn) produced by farmers, rural associations and cooperatives. CPRs are negotiable instruments, which may be electronically traded, with each CPR representing an obligation of the issuer (*i.e.*, the farmer) to provide the holder with agricultural products of a specified grade and amount at a specified time and place, or to settle the CPR at a predetermined price at the issue date or at a price fixed rate on the settlement date. After analyzing each issuer's financial condition and credit history, the Bank may grant a guarantee (*aval*) to support the repayment of the principal obligation.

The total volume of CPR transactions traded through the Bank in 2006 was R$2.5 billion, consisting of more than 37,000 credit transactions with producers and cooperatives. Of that total amount, R$503.7 million included a guarantee given by the Bank, and R$2.0 billion was purchased by Banco do Brasil with its own funds and funds from savings accounts available for such purposes.

e-Agribusiness

In July 2000, Banco do Brasil launched its agribusiness internet portal, called *Balcão de Agronegócios*. This service allows rural producers and other agents in this market to buy and sell products, raw materials and equipment over the internet. The agribusiness internet portal is a commercial electronic service that allows on-line settlement that expedites and provides an automatic instrument for the performance of the transactions. The system was introduced in response to feedback from Banco do Brasil's agribusiness clients who are increasingly seeking electronic means that enable transactions to be performed more efficiently than traditional means. In addition, Banco do Brasil also believes that the agribusiness internet portal will increase loyalty among these clients to Banco do Brasil. The Bank charges a fee that varies according to the transaction.

In 2006, the *Balcão de Agronegócios* closed approximately R$1.9 billion in transactions. The most popular products were: agricultural supplies, at 68.4%; CPRs, at 21.6%; machinery and equipment, at 0.76%; and livestock, at 3.2%. In total, 72,590 transactions were completed.

Guaranteed Agricultural and Livestock Prices

The Bank has created the Guarantee of Rural and Farming Prices ("*Garantia de Preços Agropecuários*" or "GPA"), which consists of an offer to rural and farming agents financial products designed to protect the prices of rural and farming commodities in future contracts and options negotiated on the BM&F. The Bank acts as an intermediary representing clients in hedge transactions. In the options market, in addition to acting as an intermediary, the Bank offers options to be traded in the over-the-counter market whose benchmarks are stock exchanges and that are distributed through the branch network. This allows clients to tailor their own price protection strategy, according to their needs.

Futures and Options Markets

Banco do Brasil has sought to sell agricultural derivatives to agribusiness agents to hedge against the variation in the prices of commodities and to mitigate the risks inherent in its rural and agri-industrial portfolios. The Bank's hedging operations in futures and options contracts totalled 19,111 contracts during the year ended December 31, 2006, representing a growth of 57% compared to the same period in 2005. The Bank's hedging transactions in futures and options contracts totalled 12,145 contracts in 2005, representing a growth of 21% compared to 2004.

Insurance Policies

The Bank offers the following rural insurance policies through Aliança do Brasil and BB Corretora:

- *Seguro Ouro Vida Produtor Rural*: optional life insurance that covers accidental or natural death and is designed for individuals involved in rural credit transactions. Its purpose is to amortize and liquidate debts arising from these transactions in the event of the borrower's death;
- *BB Seguro Vida Agricultura Familiar*: insurance that covers natural or accidental death and is designed for individuals involved in rural credit transactions belonging to the Family Agriculture

Programs. In addition to providing guarantees for the payment and amortization of debts with Banco do Brasil, there is an extra indemnity covering losses up to R$600;

- *BB Seguro Penhor Rural*: insurance designed for individuals involved in rural credit transactions pegged to a secured guarantee. The insurance covers the asset used to guarantee rural transactions against fire, explosion, strong winds, heavy rain, hail, earthquakes, partial or total landslide of buildings, inundation and flooding, damage to rural vehicles or damage to the secured asset caused by an accident involving the transporting vehicle; and
- *BB Seguro Agrícola*: insurance designed for individuals and companies which are rural producers, with the aim of guaranteeing crops against damage arising from adverse climate conditions.

Structured Transactions – Project Agribusiness

The Bank implemented Project Agribusiness with the objective of creating structured products for the rural sector that incorporate features of the Bank's other products and services, such as Pre-Paid CPR, ACC, ACE and options and futures transactions. In 2005, this project was extended to cover the entire agribusiness production chain, to increase its profitability, and to reduce the risks and the impact on credit limits which might be caused by other companies in the production chain. The use of structured products allowed the Bank to strengthen its participation along the agricultural production chain, with R$1.94 billion in partnerships and transactions in 2006.

BB Armazenagem

During 2004, 2005 and 2006, the Bank entered into transactions totaling R$621 million related to the Storage System Investment Program (the "*Programa de Investimento em Sistemas de Armazenagem – BB Armazenagem*"). This amount corresponded to a storage volume of approximately 6.5 million tons.

BB Florestal

During 2006, through the BB Forest Program (the "*Programa BB Florestal*"), Banco do Brasil invested R$235.0 million in transactions to finance the production of reforested wood. Of the total amount invested, 83.0% was invested in the commercialization of wood, 11.0% in investments and 6.0% was related to costs.

BB Revenda Conveniada

In 2005, Banco do Brasil launched a new product, the *BB Revenda Conveniada*, pursuant to which the Bank establishes partnerships with companies that produce and/or trade in raw materials and equipment related to agribusiness. The *BB Revenda Conveniada* aims to create solutions to help the Bank better address its clients' needs, similar to financings provided by banks to automobile manufacturers. This type of partnership allows the Bank and the client to monitor and analyze the transaction at all stages, including over the internet.

Agribusiness Value Chain

The Bank's distribution network includes 1,705 branches that are able to conduct agribusiness transactions, with 620 focused on corporate agribusiness and 1,085 dedicated to smaller agribusiness clients. Approximately 2 million of the Bank's clients are either directly or indirectly involved in agribusiness, which represents approximately 8% of Banco do Brasil's total client base.

These branches are located in: (i) large- and medium-size, economically developed cities with high rates of growth; (ii) cities with a strong presence in the agribusiness sector; and (iii) cities with business activities highly dependent on rural producers.

The total amount of transactions carried out through these branches (including agribusiness and other activities) represents the following percentages in relation to total corresponding figures for the Bank as a whole.

	Credit	Funding	No. of Braches
Corporate Agribusiness	33.59%	19.81%	15.03%
Small Agribusiness	30.27%	8.77%	27.47%

Furthermore, the Bank maintains relationships and partnerships with exchanges, brokerage houses and other agents (rural industries, trade and export companies), including: 130 rural industries (BB Convir); 5,500 suppliers of raw materials (BB Agro); 85 warehousing and transport companies; and 215 brokers of *Bolsa Brasileira de Mercadorias*. The Bank also maintains partnerships with 2,838 private rural technical assistance companies which, together with public rural development and assistance companies, make up a network of companies with a presence in almost all of the key Brazilian agricultural areas. The Bank's relationship with approximately 1,270 agricultural cooperatives serves as a further basis for the expansion of its ability to meet the needs of the entire Brazilian agribusiness sector.

Foreign Trade

Trade Financing

Foreign trade plays a central role in the Bank's strategy (see "— Principal Strategies") as the Bank recognizes the strategic importance of these activities to Brazil. Banco do Brasil competes with private Brazilian and foreign commercial banks for customers.

The table below sets forth the Bank's market share in respect of foreign exchange and trade finance transactions.

	Years ended December 31,		
	2006	2005	2004
Export	26.54%	27.00%	27.19%
Import	23.85%	22.33%	23.82%

Main Products and Services

As of December 31, 2006, the Bank's principal foreign trade product, advances on foreign exchange contracts and advances on export contracts, or ACC/ACE, registered a balance of R$3.5 billion, compared to R$2.9 billion as of December 31, 2005 and R$2.8 billion as of 2004.

The Bank's volume under contract in 2006 reached U.S.$12.1 billion, compared to U.S.$11.9 billion in 2005 and U.S.$9.0 billion in 2004. The Bank's participation in this segment reached 31.67% in 2006 compared to 33.88% in 2005 and 31.51% in 2004. The balance of such transactions is affected by changes in the foreign exchange rates.

The table below sets forth the outstanding amount of export transactions carried out by the Bank as of December 31, 2006, 2005 and 2004.

	Years ended December 31,		
	2006	2005	2004
	(in millions of dollars)		
Export[(1)]	3.402	2.853	2.833

Notes:—

(1) Includes only ACC and ACE transactions.

Export and pre-export financing takes the form of an advance to an exporter in Brazilian currency against a foreign exchange contract entered into with Banco do Brasil before or after shipment occurs:

- ACC (*Adiantamento sobre Contrato de Câmbio*) - an advance to an exporter in Brazilian currency against a foreign exchange contract in relation to an export to be concluded in the future.
- ACE (*Adiantamento sobre Cambiais Entregues*) - an advance to an exporter in Brazilian currency after shipment occurs, through the transference to the Bank of the rights under the sale on account. In the event of a default by the purchaser, the Bank retains the right to pursue the exporter for the full amount of the credit.

Banco do Brasil also provides more complex forms of export-linked financing, currently with maturities averaging 2,183 days, including financing for the pre-payment of exports. As of December 31, 2006, 2005 and 2004, the amount of outstanding export financings granted by the Bank was U.S.$2.025 million, U.S.$1.064 million and U.S.$768.7 million, respectively.

The financing of imports generally takes the form of advances made in the foreign currency owed by the importer, subject to a later payment in *reais* made to Banco do Brasil by the importer. The Bank's average monthly volume of import transactions during the year ended December 31, 2006 was U.S.$2.3 billion, compared to U.S.$984.4 million in 2005 and U.S.$865.6 million in 2004.

The total volumes of the Bank's export and import transactions in the years ended on December 31, 2006, 2005 and 2004 were U.S.$60.1 billion, U.S.$50.1 billion and U.S.$39.4 billion, respectively. Banco do Brasil also engages in "forfeiting" transactions through its foreign branches to finance imports to Brazil. As of December 31, 2006, the average term of the Bank's "forfeiting" transactions was 293 days.

As of December 31, 2006, the average term of ACC/ACE export financing was 130 days and of imports, 265 days. As of December 31, 2005, the average term of ACC/ACE export financing was 116 days and of imports, 326 days. As of December 31, 2004, the average term of ACC/ACE export financing was 125 days and of imports, 663 days. Furthermore, under Banco do Brasil's ACC finance contracts which provide for loan disbursement prior to shipping, advances may be made up to a maximum of 360 days prior to shipping, and under its ACE contracts for disbursements after shipping, advances may remain outstanding until the last day of the 12th month following shipping.

Banco do Brasil seeks funding abroad for its foreign trade transactions, in particular from correspondent foreign banks in the form of foreign trade credit lines and from its subsidiaries and its network of foreign branches. The funds are generally obtained for 360 days and an average term of 412 days (original maturity) to match the Bank's asset transactions (346 days at December 30, 2005). Banco do Brasil also has sufficient credit lines granted by foreign banks to cover its current level of transactions. The margin foreign banks charged the Bank for loans under their foreign credit facilities was 0.21% per annum above the London Interbank Offered Rate ("LIBOR") in 2006 (compared to 0.28% in 2005 and 0.39% in 2004).

Banco do Brasil's foreign trade financing transactions are funded through two types of sources: tied funding and free funding. With regard to tied funding, Banco do Brasil extends credit facilities to specific clients in Brazil, match funded from a foreign bank. As of December 31, 2006, Banco do Brasil had entered into foreign trade credit facility agreements with foreign banks and export credit agencies totaling approximately U.S.$714.9 million, covering Brazilian imports from Germany, Canada, South Korea, Denmark, Spain, Finland, France, Japan, Norway, Sweden, Switzerland, the United States and Venezuela, among other countries. These credit facilities are mainly used to finance imports of capital goods, machinery, equipment and services. The average term of maturity of these credit facilities is five years, and they are often covered by credit insurance from export credit agencies.

Banco do Brasil also uses funds from credit facilities obtained from large foreign banks for the short-term financing of specific imports, which generally mature within one year. With regard to free funding, Banco do Brasil mostly uses other foreign trade credit facilities offered by large foreign banks. In 2005, the Bank's revenues from foreign trade financing amounted to R$115.6 million compared to R$113.9 million in 2004 and to R$172.7 million in 2003. For the three-month period ended March 31, 2006, the Bank's revenues from foreign trade financing amounted to R$57.7 million.

In order to implement the Federal Government's policies of promoting exports, Banco do Brasil has developed strategic programs such as the program for the generation of international business (*"Programa de Geração de Negócios Internacionais"* or "PGNI") which aims at increasing Brazilian export transactions. Introduced in 2003, the PGNI for "micro" and small companies aims at broadening the options for small-sized companies and increases access to new and exclusive benefits, including those currently available through the International Trade Bureau (*Balcão de Comércio Exterior*) and the services of International Business Consulting..

In addition to its lending activities, Banco do Brasil administers the Official Brazilian Export Financing Program ("PROEX") on behalf of the National Treasury by means of the *"PROEX Financiamento"* and *"PROEX Equalização"*. For example, as the only agent of the National Treasury Federal Government funds (*PROEX Financiamento*), Banco do Brasil conducts direct trade financing using Federal Government funds provided for in the annual budget of the Country. Also, under the Interest Rate Equalization System (*PROEX Equalização*), as is the case with other Brazilian banks, Banco do Brasil uses its own funds to lend under the PROEX, after which the National Treasury pays Banco do Brasil an amount equivalent to the difference between the interest charged under PROEX and market interest rates (these amounts are referred to as "equalization"). Such payment is made through securities issued by the National Treasury (Series I- NTN-I).

During 2006, the volume of funds lent by the Bank under *PROEX-Financiamento* credit facilities totalled U.S.$382.8 million, compared to U.S.$429.1 million in 2005 and U.S.$286.1 million in 2004. In relation to *PROEX Equalização*, in the year ended December 31, 2006, the National Treasury issued U.S.$191.8 million NTN-I securities in favour of Banco do Brasil, compared to U.S.$231.5 million and U.S.$152.7 million issued in 2005 and 2004, respectively.

Since *PROEX Financiamento* lending is at the risk of the National Treasury, with Banco do Brasil acting as an agent, outstanding balances do not appear on Banco do Brasil's balance sheet. Banco do Brasil is remunerated by the National Treasury for its role as a PROEX agent.

Banco do Brasil conducts trade finance and related foreign exchange trading activities. The Bank ranked first among all banks in Brazil in each of the years from 1997 through 2006 in terms of volume of foreign exchange transactions involving export, import and financing transactions.

The Bank's volume of tied and free trade finance credit lines totalled U.S.$1,808.0 million, U.S.$1,796.9 million and U.S.$1,858.3 million as of December 31, 2004, 2005 and 2006, respectively.

Foreign Trade Channels

Banco do Brasil historically acts as partner of the Federal Government supporting clients in export and import transactions and improving foreign exchanges transactions in Brazil.

In order to provide technical and business advice and training to the retail, wholesale and government segments of the Bank's business, Banco do Brasil has 18 regional management offices that support foreign trade (*"Gerências Regionais de Apoio ao Comércio Exterior"* or "Gecex"). These offices assist clients in identifying business opportunities, in addition to providing specialized technical advice and centralized processing services in foreign exchange and foreign trade.

Companies throughout the country can also obtain information about foreign exchange rates, products and foreign trade services through the *Central de Atendimento Banco do Brasil*.

Banco do Brasil has also established an 'International Business Room', a virtual business relationship environment for individuals and companies in Brazil and abroad. The Bank provides on-line information on products and foreign exchange and foreign trade services through this website (www.bb.com.br). The main items Banco do Brasil offers in the International Business Room are the following:

Balcão de Comércio Exterior

The *Balcão de Comércio Exterior*, or 'foreign trade counter', is a solution Banco do Brasil provides to companies of all sizes operating foreign trade. It is an electronic channel where companies may undertake all export processes, from marketing with product windows and electronic catalogs, to payment for sales. The

exports are carried out under the rules and regulations applicable to simplified exchange operations and are subject to a limit of U.S.$20,000 per transaction.

During 2006, the foreign trade counter recorded operations involving a volume of U.S.$3.7 million, and 6,399 export companies and 2,827 import companies.

ACC/ACE Automático and Câmbio Pronto On-line

Banco do Brasil offers its foreign trade finance clients an on-line service to facilitate the requirements of their specific transactions. Foreign trade financing carried out on-line through *ACC/ACE Automático* (ACC/ACE automatic) and *Câmbio Pronto On-line* (online ready-made exchange) are available in the Bank's "International Business Room". In 2006, the Bank processed a total transaction volume of U.S.$2.5 billion, totaling 94,771 transactions. The Bank surpassed the total volume of transactions carried out during 2005 (U.S.$2.3 billion) and 2004 (U.S.$1.8 billion).

Digital Signature

In October 2005 Banco do Brasil launched the digital certification program offering expedited services at lower cost for processing foreign exchange contracts. By the end of 2006, Banco do Brasil had entered into 11,421 digital signature agreements with 391 companies, representing a transaction volume of U.S.$2.30 billion. Until the end of 2006, 11,472 digital signature agreements had been signed with 396 companies, representing a transaction volume of U.S.$2.33 billion.

The digital signature program facilitates the electronic signature of contracts and eliminates the need for clients to print, sign and deliver documents to a Banco do Brasil branch. In addition, the digital signature program reduces the risk of documents being lost and reduces document handling and storage costs, as documents are stored by electronic means in the Bank's data base.

In relation to exports, Banco do Brasil believes that it is the only Brazilian bank offering truly automatic foreign exchange contracting through the internet.

Other Activities

Marketing

Banco do Brasil's marketing activities consist of strategic planning and evaluation of the market, based on research into the needs of its clients, reviewing the activities of competitor banks and long term horizons.

The marketing activities of Banco do Brasil are also based on implementation of advertising and institutional marketing campaigns, as well as through the promotion and sponsorship of cultural, social and sports activities.

These activities also involve coordinating the corporate communication procedures and public relations of the Bank, particularly in the layout and management of Banco do Brasil's main website, and other websites relating to its range of products. Additionally, it includes the Bank's internal corporate communications by using several types of media, including the intranet, broadcast media, magazines and bulletins to inform its employees.

Marketing involves presenting a uniform branding of Banco do Brasil and its subsidiaries to the public, mainly through sponsoring business conferences and similar events focused on several activities, such as agricultural activities and sports events.

In Banco do Brasil, the Marketing area is also responsible for liaising with consumer protection entities and proposing guidance regarding the process of receiving, distributing and managing complaints, suggestions, private claims and compliments from clients and other consumers of financial products.

Technology, Infrastructure and Logistics

Banco do Brasil invests substantially in technology, with a view to increasing the quality and efficiency of its operations. Banco do Brasil views these investments as essential to enable it to compete with private

sector banks. In 2006, Banco do Brasil invested approximately R$442.0 million in technology and infrastructure (compared to R$806.4 million for the year ended December 31, 2005 and R$846.3 million for the year ended December 31, 2004). Banco do Brasil has budgeted investments of R$1.6 billion in technology and infrastructure in 2007.

Banco do Brasil has substantially expanded its data processing and storage capacity. Its processing capacity reached 109,410 MIPS (million instructions per second) in 2006, an increase of 26.8% compared to the preceding year. Data storage volume reached 477 terabytes, an increase of 19.5% compared to 2005. In 2006 alone, more than 8 billion automated transactions were carried out through the Bank's systems.

The following table sets forth the evolution of the Bank's processing and data storage capacities.

	2006	2005	2004
Processing Capacity – in MIPS	109,410	86,276	72,762
Storage Capacity – in Terabytes	477	399	282,83

In 2006, Banco do Brasil substantially expanded its data processing and storage.

The Bank has also implemented its multiservice network ("*Rede de Multiserviços*" or "Remus"), which provides faster business data traffic and internal communication such as voice over IP, remote learning, videoconferencing, e-mail and internet access.

Together with Remus, the servers in the Bank's branches have started to run on open-source software. The strategic decision to adopt a non-proprietary solution afforded the Bank greater stability, performance and security, and offered the Bank an attractive cost-benefit relationship.

To strengthen its banking technology both in Brazil and abroad, Banco do Brasil constantly seeks to improve its internal processes. Accordingly, in 2006, Banco do Brasil consolidated its New Technological Architecture Information Model, which will serve as a guide for its information infrastructure and business systems.

Banco do Brasil has been recognized for its initiatives in the areas of information technology and logistics. In 2006, the Bank received national awards sponsored by information technology, finance and logistics publications.

In 2006, the magazine *Executivos Financeiros* presented the *e-finance* award to Banco do Brasil in the categories of Self-service Banking Channel, IT Management Solutions Set, Mobile Banking Special Award, Telecommunication Network Special Award, Mainframe Environment Infrastructure, Banking Automation on Open Plataform, B2B Site, Outsourced Communications Network, Credit Card Solutions and Year's IT top in Finance Industry. The Bank also received the B2B Quality Standard award in recognition of its developments in the category of banking infrastructure and Security Award – industry's best investor in security solutions.

Banco do Brasil also took steps to continue to expand its data processing volume, to update its data transmission and security programs and systems, and to increase the capacity of general service channels, such as ATMs, branch-specific IT systems and password processing terminals. The installation of new points of service and IT solutions added to the comfort and convenience of the Bank's clients in addition to furthering the Bank's general strategic vision.

Through its investment in technology, in 2006 the Bank was able to install 1,256 new general service stations, update its technological equipment and replace 4,078 ATMs; and install in its branches a total of 943 automated treasury systems, 1,879 client terminals and 886 password dispenser terminals. The installation of these new points of service and IT solutions added to the comfort and convenience of the Bank's clients.

In addition, beginning on February 2005, Banco do Brasil conducted pilot tests in the cities of Brasilia, Curitiba and Recife in respect of the sharing between the Bank and Caixa Econômica Federal ("CEF") of its client terminal network and automated lottery terminals. Currently, this system is available in 22 states and

2,068 cities across Brazil. This initiative adds comfort and convenience to the clients of both institutions, through more than 7,817 shared points of services, with 14,2 million transactions carried out, totalling R$640,0 million.

Preventing and Combating Money Laundering

Banco do Brasil dedicates special attention in order to prevent and fight money laundering, in accordance with international principles and the applicable regulations.

Specific policies for preventing and fighting money laundering approved by the Board of Directors and provided for in the internal regulations of the Bank express the view of the Bank regarding the refutation of money of illicit origin, as well as define the responsibilities of each one of the organizational units involved in the process, and establishes operational procedures in relation to this issue.

Special attention is dedicated to the principle *"Conheça seu Cliente"* (Know your Customer). Aware that knowing the client – their personal information, address, economic activity, financial capability and network – is indispensable to minimize the risk of using the Bank for money laundering purposes, as well as for the detection of suspicious operations, Banco do Brasil adopts specific policies and procedures to identify its clients.

Specific rules and procedures are adopted for the detection, analysis and communication of any evidence of money laundering. As a complementary detection initiative, Banco do Brasil has developed and now utilizes automated technologies that, according to the established parameters, indicate risk situations regarding the existence of evidence of money laundering.

In order to strengthen its internal culture of preventing and fighting money laundering, the Bank continuously invests in the qualification of its employees. Articles in relation to this subject are made available on video tapes, programs on corporate TV, intranet messages and press releases. Specific training programs are offered by *Universidade Corporativa Banco do Brasil* in two different ways: on-site and self-studies. In addition to theses courses, the Bank counts on a system of certification of knowledge for the prevention and combat against money laundering (*Certificação Interna Básica em Prevenção e Combate à Lavagem de Dinheiro*). It is a test electronically applied in order to evaluate the knowledge of the employee in relation to this matter.

Another item which has deserved special attention is the principle *"Conheça seu Funcionário"* (Know your Employee). Special criteria are adopted for qualification and hiring of employees, hired by the bank or its third parties in order to minimize the risk of hiring people involved in illicit activities. The regulations provided for in the Ethic and Rules of Conduct Code (*Código de Ética e Normas de Conduta*) express the view of Banco do Brasil regarding this issue, as well as the behaviour expected from the Bank's employees.

In order to ensure the effectiveness of the defined policies, rules and procedures, the process of prevention and combat against money laundering inside Banco do Brasil relies on a continuous follow-up process. Management information is presented monthly to a committee, which includes the representatives of the Senior Management of the Bank. The process is also evaluated by internal audits, independent audits and by the regulatory agency, the Central Bank of Brazil.

Banco do Brasil is also active in joint actions within the scope of the national system of prevention and combat against money laundering. As a special member, Banco do Brasil participates in the *Gabinete de Gestão Integrada de Prevenção e Combate à Lavagem de Dinheiro do Governo Federal* ("GGI-LD"), an institution responsible, in Brazil, for the elaboration and follow-up of the National Strategy of Prevention and Combat Against Money Laundering (*Estratégia Nacional de Prevenção e Combate à Corrupção e à Lavagem de Dinheiro – ENCC*).

Competition

The market for financial and banking services in Brazil is highly competitive. Banco do Brasil faces competition in all of its principal areas of operation from the main participants in the Brazilian banking

industry, such as Banco Bradesco S.A. ("Bradesco"), Banco Itaú S.A. ("Banco Itaú") and Caixa Econômica Federal. See "Risk Factors—Risks Relating to the Brazilian Banking Industry".

In terms of credit operations, according to information published by the Central Bank in December 2006, Banco do Brasil's competitors are behind the Bank, and occupy the following positions: Bradesco (second place), Banco Itaú (third place) and ABN AMRO (fourth place). In order to maintain its leadership position, the Bank continues to seek ways to expand its credit operations in Brazil. The Bank seeks to do this through increased automation of the credit approval process, expansion of payroll credit, partnerships with key retailers and increased participation in the vehicle credit market. Also, last year, the Bank started new credit projects such as mortgage and operations with non account holders.

According to the Central Bank, Banco do Brasil is the leading Brazilian bank in terms of total deposits, with a 22.1% market share, followed by CEF with a market share of 16.9%, Bradesco with 11.7% and Banco Itaú with 8.7%

According to ANBID, Banco do Brasil is also currently ranked first in terms of volume of third party assets under management, through its wholly-owned subsidiary BB-DTVM, with a market share of 19.1% The Bank is followed by Banco Itaú with 15.1%, Bradesco with 13.0% and CEF with 5.8% market share.

Litigation

The Bank's provisioning methodology is compliant with the CVM rules provided for in Resolution No. 489/2005 which reflects and approves IBRACON's Statement 22 – Provisions, Debts, Passive Contingencies and Active Contingencies, and determines that: the Bank's methodology is based on the probability of loss of each claim, which considers the prevailing position of previous decisions in similar cases and a case-by-case analysis by the legal department of Banco do Brasil. For labour claims, in the decision stage (discussion and decision regarding the rights the plaintiff is claiming), the probability of loss is calculated by an automated system. The risk classification of either "remote", "possible" or "probable" is applied depending on the kind of claim and/or the cause of action. This situation may be affected by the outcome of each court decision or ruling registered in the system. When the possibility of loss of the claim and/or the cause of action is equal or higher than 70%, there is an automatic classification of the risk as "probable" and a provision is made for the total amount of the estimated disbursement. During the enforcement stage of the decision or ruling, the probable amount of the conviction is fully provisioned. For other legal and administrative demands (administrative, civil, fiscal and social security claims, including third-party claims), the legal department of the Bank determines the probability of loss, attributing a loss percentage to each demand. Based on the percentage, the system automatically calculates the possibility of loss as either "remote", "possible" or "probable". For claims with a "probable" risk, the best estimate of the amount of the loss is provided for. In addition to this classification, the legal department indicates, in order of priority, as applicable, the following information: the probable amount of a conviction, the amount claimed and the total value of the claim. The base amount of each provision will respect this information.

Banco do Brasil is a party to judicial and administrative proceedings in connection with civil, labor and tax claims, among others, as a result of the normal course of its business. As of December 31, 2006, Banco do Brasil had 395,891 outstanding legal actions, of which 188,544 were as plaintiff and 207,347 were as defendant. Of these, 71 were in respect of claims in excess of R$50.0 million. Banco do Brasil is a party to 1,300 tax administrative proceedings. The Bank is involved in 6,105 administrative proceedings in respect of other government agencies, such as the Regional Employment/Labour Office, Central Bank and consumer defence entities, among others. Of the total outstanding legal actions, 124,116 were subject to provisions made by the Bank.

On December 31, 2006, the Bank's provisions for legal contingencies in respect of proceedings for which the Bank has assigned a risk level of "probable" totalled approximately R$3.3 billion. See Note 28.a to the December 31, 2006 Financial Statements. The contingencies classified as "possible" or "remote" are not provisioned for, in accordance with the Bank's provisioning methodology and CVM Resolution No. 489/2005, which requires provisions only for those contingencies classified as "probable" of loss.

Tax Administrative Proceedings

Banco do Brasil is a party to 1,300 tax administrative proceedings, which at December 31, 2006 totalled claims of approximately R$2.2 billion. Some of these proceedings are related to Tax Delinquency Notices

("*Notificações Fiscais de Lançamento de Débito*" or "NFLD"). Banco do Brasil has lost the administrative proceedings resulting from these NFLDs and has since filed lawsuits seeking discharge of all amounts claimed, as represented by these notices. These proceedings are still ongoing. In accordance with its internal methodology, the Bank has not recorded provisions in respect of these claims.

Tax Claims

On December 31, 2006, Banco do Brasil was a defendant in 1,444 tax claims, which totalled approximately R$426.3 million. These proceedings were mainly related to claims related to payments under the ISSQN, CPMF, CSLL, IRPJ and IOF. Provisions for these claims totalled R$82.5 million as of December 31, 2006. See Note 28-a to the December 31, 2006 Financial Statements. As security for some of these actions, the Bank had made pledges of cash or real property.

The Bank is a defendant in a tax claim by the city of São Paulo in the amount of approximately R$67.2 million, at December 31, 2006. The claim is in regard to the payment of ISSQN tax in respect of the Bank's clearing services. The case is currently being heard in a tax court in the state of São Paulo (*Ofício das Execuções Fiscais de São Paulo*). The Bank has classified the risk from this claim as "possible" and as a result has not made any corresponding provision.

Labour Claims

On December 31, 2006, Banco do Brasil was a defendant in 31,897 labour claims, of which 20,259 were subjected to provisioning. On December 31, 2006, the Bank had provided for a total amount of R$2.3 billion (see Note 28-a to the December 31, 2006 Financial Statements). The amount of labour claims in the execution phase totalled approximately R$1.9 billion on December 31, 2006. Judicial deposits had been made by the Bank in respect of these cases in the total amount of approximately R$1.3 billion.

Civil Lawsuits

As at December 31, 2006, Banco do Brasil was a defendant in 167,470 civil lawsuits, of which 97,111 carried the possibility of judgment against the Bank. Of this total, the risk level of 30,312 was classified by the Bank as "probable", resulting in a provision in the amount of R$888.7 million. The main civil lawsuits to which the Bank is a party are described below.

Collor Plan

Banco do Brasil is a defendant in lawsuits relating to the economic plan in force during the government of President Fernando Collor (the "Collor Plan"). The cause of the principal actions is the claim for the payment of the difference between the actual inflation rate and the inflation rate used for the adjustment of financial investments during the Collor Plan. The number and amount of such lawsuits at December 31, 2006 was 1,777 claims, for a total amount of R$456.0 million. Of this total, 1,384 claims carried the possibility of judgment against the Bank, in the amount of R$192.3 million. The risk level of a total of 584 claims were classified as "probable", resulting in a provision of R$153.0 million.

Income Tax and Social Contribution on Net Income

In February 1998, the Bank filed a legal request for full offset of prior year income tax and social contribution on net income losses against taxable income. Since then, the Bank has fully offset these tax losses against income tax and social contribution taxable income and has made judicial deposits of the taxes otherwise due (70% of the offset amount). These deposits prompted the 16th Federal District Court to issue an order recognising the suspension of payment of these taxes until there is a final judgment of the Bank's claim. If the Bank receives an unfavourable decision, the amount of the judicial deposits (totalling R$8.6 billion as at December 31, 2006), net of provisions (totalling R$2.9 billion as at December 31, 2006), will be expensed by the Bank. See Note 18.d to the December 31, 2006 Financial Statements.

Class Actions

The Federal Government, the Central Bank and Banco do Brasil are defendants in a lawsuit ("*Ação Civil Pública*") brought in 1998 by the National Association of Minority Stockholders of Banco do Brasil ("*União Nacional dos Acionistas Minoritários do Banco do Brasil*" or "UNAMIBB"), challenging certain actions of the Executive Board (the "*Diretoria Executiva*") of Banco do Brasil that were made between 1994 and 1997. UNAMIBB is seeking, *inter alia*, that the Federal Government be declared liable

(*"responsabilidade civil objetiva"*) for these actions, and asking the court to require the Federal Government to indemnify Banco do Brasil and the minority stockholders of Banco do Brasil for losses incurred. UNAMIBB is also asking the Court to declare null and void the common and preferred stock of Banco do Brasil issued pursuant to the capital increase approved at the Extraordinary Stockholders' Meeting held on March 29, 1996. UNAMIBB's complaint alleges that as a result of this capital increase, and also as a result of the non-exercise of the right of first refusal by many of the minority and preferred stockholders, the Federal Government increased its ownership interest in Banco do Brasil from 29.2% to 72.7% This case is still in the preliminary investigation stage. A separate lawsuit in the State of Rio Grande do Sul, similar to the UNAMIBB claim, failed both at the trial level and on appeal.

MATERIAL EQUITY PARTICIPATIONS

Banco do Brasil, through its wholly-owned subsidiary BB Investimentos, maintains equity participations in companies which complement its own economic activities, as well as in companies that it deems as practicing good corporate governance. As of December 31, 2006, BB Investimentos had the following equity participations:

BB Investimentos

Company	Type of Shares	Investment as of December 31, 2006 (in *reais*)
Brasilcap Capitalização S.A.	Common Shares	97,059,330
Brasilprev - Seguros e Previdência S.A.	Common Shares	150,014,480
Brasilsaúde Cia, de Seguros S.A.	Common Shares	22,401,110
Cia. de Seguros Aliança do Brasil S.A.	Common Shares	63,468,155
Cia. de Seguros Aliança do Brasil S.A.	Preferred Shares	158,670,605
Brasilveículos Cia. de Seguros S.A.	Common Shares	47,278,203
Brasilveículos Cia. de Seguros S.A.	Preferred Shares	118,197,617
CBSS - Companhia Brasileira de Soluções e Serviços	Common Shares	7,641,674
CBSS - Companhia Brasileira de Soluções e Serviços	Preferred Shares	9,975,746
Ativos S.A. - Securitizadora de Créditos Financeiros	Common Shares	6,063,753
Ativos S.A. - Securitizadora de Créditos Financeiros	Preferred Shares	12,375,079
Itapebi Geração de Energia S.A.	Common Shares	42,801,110
Kepler Weber S.A.	Common Shares	1,054,679
SBCE - Seguradora Brasileira de Crédito à Exportação S.A.	Common Shares	2,050,130
CBMP – Cia. Brasileira, de Meios de Pagamento – Visanet	Common Shares	121,264,710
Brasil Aconselhamento Financeiro S.A. – BAF	Common Shares	4,369,214
Neoenergia S.A.	Common Shares	437,463,844
Santista Têxtil S.A.	Preferred Shares	15,233,443
Pronor Petroquímica S.A.	Preferred Shares	5,573,935

Additionally, through its wholly-owned subsidiaries Brasilian American Merchant Bank ("BAMB") and BB DTVM, the Bank had the following investments as of December 31, 2006.

BAMB

Company	Type of Shares	Investment as of December 31, 2006 (in *reais*)
Ativos S.A. - Securitizadora de Créditos Financeiros	Common Shares	5,914,444
Acesita S.A.	Preferred Shares	8,627,622
BB Tur Viagens e Turismo Ltda.	Shares	8,497,627
BB Securities	Shares	47,440,790

BB DTVM

Company	Type of Shares	Investment as of December 31, 2006 (in *reais*)
Pronor Petroquimica S.A.	Common Shares	26,436,888

The following table sets forth the investments in other companies held by the Bank, through affiliated companies in the Banco do Brasil corporate group.

Affiliated Company[1]	Investment	Investment as of December 31, 2006 (in *reais*)
Brasilcap Capitalização S.A. (49.99%)	Alutrens Participações S.A. (50% of Common Shares)	117,208,054
Brasil Veiculos Cia. de Seguros S.A. (70%)	Alutrens Participações S.A. 50% of Common Shares	117,208,054
Cibrasec – Companhia Brasileira de Securitização S.A. (9.09%)	Cibrasec – Distribuidora de Títulos e Valores Mobiliários S.A. 100% of Capital Stock	2,533,422
Neoenergia (11.98%)[2]	Coelba 87.84% of Capital Stock	1,752,043,000
	Celpe 89.65% of Capital Stock	1,687,586,000
	Cosern 84.45% of Capital Stock	672,816,000
	Itapebi 42% of Capital Stock	138,947,000
	Termoaçu 37.57% of total capital	229,560,000
	Termope 100% of total capital	461,111,000
	NC Energia 100% of total capital	16,320,000
	Termo NC 1% of total capital and 99% in indirect participation	16,000
	Afluente 87.84% of total capital	84,036,000
	Baguari I 100% of total capital	9,931,000
	Goias Sul 100% of total capital	5,025,000
	Total.	5,057,391,000
SBCE - Seguradora Brasileira de Crédito à Exportação S.A. (12.088%)	SBCE Serviços e Consultoria S.A. 100% of total capital	52,576
TECBAN – Tecnologia Bancária S/A (8.96%)	TBNET Comércio, Locação e Administração Ltda. 99.99% of total capital	28,914,127
CBMP - Cia. Brasileira. de Meios de Pagamento - Visanet (31.99%)	Servinet Serviços S/C Ltda. 99.99% of total capital	18,117,188

Notes:—

(1) Name of the affiliated company and percentage participation of BB Investimentos in the total capital of the affiliated company.

(2) The direct participation of BB Investimentos in the share capital of Neoenergia is 8.81% BB Investimentos also has a 3.18% indirect participation in Neoenergia through a fund named "*Fundo Mútuo de Investimento em Ações Price*". BB Investimentos' total participation in the share capital of Neoenergia is approximately 11.98%.

MANAGEMENT AND EMPLOYEES

Banco do Brasil is managed by a Board of Directors ("*Conselho de Administração*") and an Executive Board ("*Diretoria Executiva*"), in accordance with its by-laws and Brazilian Corporation Law.

Board of Directors

The Board of Directors of Banco do Brasil is responsible for establishing the Bank's general business policies, long-term strategy, and monitoring the Executive Board. According to the Bank's by-laws and Brazilian Corporation Law, the Bank's Board of Directors has strategic, monitoring and supervising responsibilities. The Bank's Board of Directors' responsibilities are as follows:

- approving policies, corporate strategy, general business plan, the master plan and the Bank's overall budget;
- calling, as provided by law, the shareholders' meeting, and submitting proposals for its consideration;
- deciding on (i) interim dividend distributions, including the retained earnings account or profit reserve existing in the latest annual or semi-annual balance sheet; (ii) payment of interest on capital; (iii) the purchase of the Bank's own shares on a temporary basis; and (iv) representing the Bank's interests in corporations in and outside Brazil;
- defining internal audit responsibilities and regulating their implementation, as well as being in charge of appointing and dismissing the internal auditor;
- choosing and removing independent auditors, whose names may be subject to a reasonable veto;
- establishing the number of and electing the Executive Board members;
- defining duties of the Executive Board and its members;
- regulating the granting of annual compensated leave to members of the Executive Board;
- overseeing the Executive Board;
- reviewing the management report and Executive Board accounts;
- approving the by-laws and deciding on the creation, termination and operation of Board of Directors' committees;
- approving the Executive Board and Audit Committee by-laws;
- deciding on Bank employees' participation in the Bank's profits or income;
- overseeing the appointment process of representatives of investment clubs;
- submitting to the shareholders' meeting a list of three companies specialized in evaluating the value of the Banks' shares;
- establishing financial targets; and
- electing and dismissing the members of the Audit Committee.

Banco do Brasil's overall business plan runs on a five-year cycle and is reviewed by the Board of Directors on an annual basis prior to September of each year.

The Board of Directors is composed of seven members, all shareholders, currently appointed for a term of office of two years. At least two of the seven members of the Board of Directors must be independent members. Minority shareholders have the right to select at least two members, if a greater number of members is not elected by them due to the multiple voting process. The President of the Board of Directors is chosen among the members appointed by the Finance Minister. The Federal Government has the right to select, in each case for consideration by shareholders, the remaining five members as follows: (i) the

President of the Bank, which will be the Vice-Chairman of the Board of Directors; (ii) two members will be appointed by the Finance Minister; (iii) one member will be selected from those appointed by one or more employee investment clubs, composed by the Bank's active or retired employees, with an interest of at least 3.0% in the capital stock of the Bank, according to the proceedings established by the Board of Directors; and (iv) one member will be appointed by the Minister of Planning, Budget and Management. The President of the Board of Directors is chosen from among the members appointed by the Finance Minister.

If one or more investment clubs of employees, active or retired, do not reach the minimum interest of 3.0% of the Bank's share capital required to appoint a member or if the multiple vote process is adopted, minority shareholders shall elect the representative for the vacancy in the Board of Directors allocated for appointment by employee investment clubs.

The meetings of the Board of Directors are held once a month and extraordinarily upon request of its President or of two of its members. The meetings take place with the presence of, at least, the majority of the members. The decisions of the Board of Directors are made by majority of votes, with the President (or his/her replacement) casting any tie-breaking vote. A five-member quorum is required for certain matters set forth in the by-laws, as follows: (i) the approval of policies, corporate strategy, general business plan, the master plan and the Bank's overall budget; (ii) the definition of internal audit responsibilities and regulating their implementation, as well as being in charge of appointing and dismissing the internal auditor; (iii) the appointment and removal of independent auditors; and (iv) the approval of the Bank's by-laws and the decision on the creation, termination and operation of Board of Directors committees. Pursuant to the Brazilian Corporation Law, Board of Directors members are prohibited from voting at any shareholders' meeting or participating in any transaction or business in which they have a conflict of interest with the Bank.

The Board of Directors members' business address is the Bank's headquarters (SBS, Quadra 01, Bloco C, lote 32 – Edificio Sede III, Brasilia, DF).

As at the date of this Program Circular, the Board of Directors consisted of:

Name	Title	Election Date	Term of Office End
Bernard Appy	President	April 25, 2007	April 25, 2009
Antonio Francisco de Lima Neto	Vice-Chairman	April 25, 2007	April 25, 2009
Tarcísio José Massote de Godoy	Member	April 25, 2007	April 25, 2009
José Carlos Rocha Miranda	Member	April 25, 2007	April 25, 2009
Carlos Augusto Vidotto	Member	April 25, 2007	April 25, 2009
Francisco Augusto da Costa e Silva	Member	April 25, 2007	April 25, 2009
João Carlos Ferraz	Member	April 25, 2007	April 25, 2009

Biographical Information

Biographical information of the members of the Board of Directors is set forth below:

***Bernard Appy**, President of the Board of Directors, is the Federal Government's representative appointed by the Finance Minister.* Mr. Appy was born on February 19, 1962. He has been the executive secretary of the Finance Ministry since January 2003. He has been an economist and professor of the Economics Department of the School of Economics, Administration and Accounting and Actuarial Studies of the Pontifical University of São Paulo since 1997. Mr. Appy was an economic advisor between 1992 and 2002 and undertook several teaching duties, including as a college professor and researcher of Instituto de Economia do Setor Publico - IESP between 1991 and 1993.

***Antônio Francisco de Lima Neto,** Vice-Chairman of the Board of Directors.* Mr. Lima was born on June 13, 1965. He held the vice-presidency of International Business and Wholesale from 2004 to 2005 and the vice-presidency of retail service and distribution from 2005 to 2006. He is also the President of the Bank. He was State Superintendent in Tocantins from 1999 to 2000, Regional Superintendent in Belo Horizonte, State of Minas Gerais from 1997 to 1999 and Member of the Decision-Making Body of SEBRAE Nacional

since August 2000. An Economic Sciences graduate by the Federal University of Pernambuco, he holds an MBA in General Training for Senior Executives, from *Fundação Dom Cabral*, and Marketing, from the *Pontificia Universidade Católica do Rio de Janeiro*, State of Rio de Janeiro.

Tarcisio José Massote de Godoy, *Member appointed by the Finance Minister*. Mr. Massote de Gogoy was born on April 5, 1964. He has been a general coordinator of Liabilities Assumption and Restructuring of the National Treasury since 2001. He received a degree in Civil Engineering, specializing in Geotechnics, from the University of Brasilia in 1985.

José Carlos Rocha Miranda, *Member appointed by the Minister of Planning and Budget*. Mr. Rocha Miranda was born on August 11, 1949. He was a professor of the Institute of Economics of the Federal Universities of Rio de Janeiro and Campinas State and was a researcher of the Economic Commission for Latin America and the Caribbean - Cepal/ONU, in Santiago, Chile. He received a Masters and PhD in Economics from University of Campinas State.

Carlos Augusto Vidotto, *Member appointed by minority shareholders*. Mr. Vidotto was born on July 17, 1958. He is a professor at the Economics Department of the Federal Fluminense University (UFF) and at the *Faculdade de Administracao, Economia e Contabeis das Faculdades Oswaldo Cruz (SP)*. He was also an advisor to the United Nations Conference on Trade and Development helping to draft the World Investment Report 2000/2002, and an advisor to the Public Sector Economics Institute (IESP/Fundap), in the São Paulo Government, between 1993 and 1995. He received a Masters and a PhD in Economics from Unicamp in 2002.

Francisco Augusto da Costa e Silva, *Member appointed by minority shareholders*. Mr. da Costa e Silva was born on September 6, 1952. He is a lawyer and partner at a law firm. As a BNDES career employee since 1970, he held, among other positions, those of legal advisor of Mecanica Brasileira S.A. -- Embramec and legal superintendent of BNDESpar. He was also a college professor and lecturer, chaired the Council of Securities Regulators and was a member of the Executive Committee of the International Organization of Securities Commissions between 1995 and 1996. Mr. da Costa e Silva was an officer and president of the CVM between 1995 and 2000. He received a graduate degree from Universidade Federal do Rio de Janeiro in 1972. He received an Executive MBA from Coppead (UFRJ) in 1987.

João Carlos Ferraz, *Member appointed by minority shareholders*. Mr. Ferraz was born on June 15, 1953. He was a director of the Productive and Corporate Development Directorate of the Economic Commission for Latin America and the Caribbean - Cepal/ONU, in Santiago, Chile. He was a college researcher and professor at the University of Rio de Janeiro between 1987 and 2003, and an economist and journalist specializing in Economics, Political Sciences and Social Studies of the Ibero-American Region at Instituto Desarollo del Area Iberica, Madrid, Spain in 1980. He received a PhD in Scientific and Technological Policy from Sciency Policy Research Unit, Sussex University in 1984.

Executive Board

In accordance with the Bank's by-laws, the Executive Board consists of at least 10 and at most 30 members, being one of them the President of the Bank, who is appointed and removed by the President of Brazil. The Executive Board may have up to seven Vice-Chairmen and twenty-two Officers. All Officers are elected by the Board of Directors among the Bank's active employees with terms of office of three years. Officers may be re-elected.

Conselho Diretor

The Executive Board is composed of a "Board of Officers" ("*Conselho Diretor*"), which is in turn composed of the President, the Vice-Chairmen and other members. The Board of Officers has its duties and rights set forth in the Bank's by-laws, including: (i) proposing and enforcing policies, corporate strategies, the general business plan, the director plan and the Bank's overall budget; (ii) approving and enforcing plans by market, budgets by directorate and Bank guidelines; (iii) deciding about the Bank's internal organization and administrative structure; and (iv) distributing and applying profits in the manner ruled by the General Shareholders Meeting or the Board of Directors, observing legislation currently in effect.

Responsability and Function

Officers are responsible for carrying out Shareholders' Meeting and Board of Directors decisions, as well as other duties defined by the Board of Directors.

The meetings of the Executive Board are held once every three months and extraordinarily upon request of the President of the Bank. The meetings of the Board of Officers are held at least once a week and extraordinarily upon request of the President of the Bank. The meetings of the Executive Board and the Board of Officers take place with the presence of, at least, the majority of the members, among which is the President (or his/her replacement), as set forth in the Bank's by-laws. The decisions of the Executive Board and the Board of Officers are made by majority of votes, with the President of the Bank (or his/her replacement) casting any tie-breaking vote.

On June 6, 2007, Banco do Brasil informed the market that the Board of Directors will submit to the Shareholders' Meeting that will take place in June, the creation of two new vice-presidencies aiming at boost the ingression of the Bank in new businesses of retail service and improve Banco do Brasil's performance in the agribusinesses and government market.

To reach these objectives, the Bank will concentrate its businesses in a new vice-presidency, with mortgage loans, car loans, credit cards, consortium and new opportunities in the retail banking market. In the agribusiness sector, also considered strategic for the Bank, will be emphasized the specialization of this market by the creation of a new and exclusive vice-presidency, out of the Vice-presidency of Government, that will also be responsible for the pension plans.

Mr. Aldemir Bendini, current Interim Vice-president of Retail Service and Distribution, will be appointed to head the Vice-presidency of the new business on retail service and Mr. Luiz Carlos Guedes Pinto, former Executive Secretary and former Interim Agriculture Minister, will be appointed to the Vice-presidency of Agribusiness. Mr. Luiz Alberto Maguito Vilela will be appointed to the Vice-presidency of Government.

The business address of the officers is that of the Bank's headquarters (SBS, Quadra 01, Bloco C, lote 32 – Edificio Sede III, Brasilia, DF).

As at the date of this Program Circular, the Executive Board consisted of:

Name	Title	Election Date	Term of Office End
Antônio Francisco de Lima Neto[1]	President	—	—
Adézio de Almeida Lima	Vice-Chairman	September 2, 2004	2007
Aldo Luiz Mendes	Vice-Chairman	July 6, 2005	2007
Aldemir Bendine	Vice-Chairman (Acting)	December 15, 2006	2007
José Maria Rabelo	Vice-Chairman	December 26, 2005	2007
Luiz Oswaldo Sant'Iago Moreira de Souza	Vice-Chairman	September 2, 2004	2007
Manoel Gimenes Ruy	Vice-Chairman (Acting)	April 6, 2006	2007
Derci Alcantara	Vice-Chairman (Acting)	December 15, 2006	2007
Augusto Braúna Pinheiro	Officer	September 2, 2004	2007
Clara da Cunha Lopes	Officer	July 15, 2005	2007

[1] The President of the Bank, according to article 23, I, of the Bank's by-laws is appointed and removed *ad nutum* by the President of Brazil.

Name	Title	Election Date	Term of Office End
José Carlos Vaz	Officer (Acting)	December 15, 2006	2007
Renê Sanda	Officer	September 27, 2006	2007
Francisco Cláudio Duda	Officer	July 15, 2005	2007
Glauco Cavalcante Lima	Officer	October 21, 2005	2007
Izabela Campos Alcântara Lemos	Officer	May 11, 2004	2010
José Carlos Soares	Officer	May 11, 2004	2010
Juraci Masiero	Officer	September 2, 2004	2007
Luiz Gustavo Braz Lage	Officer	October 8,2004	2007
Milton Luciano dos Santos	Officer	July 15, 2005	2007
Nilo José Panazzolo	Officer	February 3, 2006	2010
Nilson Martiniano Moreira	Officer	June 5, 2006	2007
Paulo Euclides Bonzanini	Officer	September 2, 2004	2007
Paulo Rogério Caffarelli	Officer	September 2, 2004	2007
Ricardo José da Costa Flores	Officer	May 11, 2004	2010
Sandro Kohler Marcondes	Officer	July 15, 2005	2007
Sérgio Ricardo Miranda Nazaré	Officer	July 15, 2005	2007
William Bezerra Cavalcanti Filho	Officer	September 2, 2004	2007

Biographical Information

Biographical information of each officer is set forth below:

***Antônio Francisco de Lima Neto**, President of the Executive Board.* Mr. Lima was bom on June 13, 1965. He held the vice-presidency of International Business and Wholesale from 2004 to 2005 and the vice-presidency of retail service and distribution from 2005 to 2006. He was State Superintendent in Tocantins from 1999 to 2000, Regional Superintendent in Belo Horizonte, State of Minas Gerais from 1997 to 1999 and Member of the Decision-Making Body of Sebrae Nacional since August 2000. An Economic Sciences graduate by the Federal University of Pernambuco, he holds an MBA in General Training for Senior Executives, from *Fundação Dom Cabral,* and Marketing, from the *Pontifícia Universidade Católica do Rio de Janeiro,* State of Rio de Janeiro.

***Adézio de Almeida Lima**, Vice-Chairman of Credit and Risk Management.* In addition to having been branch manager, he was assistant superintendent of the Super State MG and regional superintendent in Curitiba. He was also a member of the board of directors of La Fonte Telecom S.A. Mr. Lima was born on May 15, 1955, he is an Economics graduate from the Federal University of Viçosa, State of Minas Gerais, and Mathematics graduate from the Federal University of Minas Gerais, State of Minas Gerais, he holds a MBA in Financial Management (Fundação Dom Cabral, State of Minas Gerais), General Training (Federal University of Minas Gerais, State of Minas Gerais) and Marketing (Pontifícia Universidade Católica do Rio de Janeiro, State of Rio de Janeiro).

***Aldo Luiz Mendes**, Vice-Chairman of Finances, Capital Markets and Investor Relations.* From 2003 to 2005 he has been in charge of Capital Markets and Investment Management at the Bank. He was, among other positions at the Bank, Chief Financial Officer (2001 to 2003) and Risk Management Superintendent (2000 to 2001). Mr. Mendes was born on October 13, 1958. He has a PhD in Economics from the University of São Paulo.

***Aldemir Bendine**, Vice-Chairman of Retail and Distribution.* Mr. Bendine was an Executive Secretary of the Board of Officers, Executive Manager of Retail at the Bank, Administrative Manager in the Comercial Supervisory Office of São Paulo, Market Manager in the Supervisory Office of São Paulo and a branch manager in Piracicaba, State of São Paulo. He was born on December 10, 1963, and has a degree in Business

Management and holds a MBA in General Training for Senior Executives, from FIPECAFI USP-SP and Financial Management from the Pontifícia Universidade Católica do Rio de Janeiro, State of Rio de Janeiro.

José Maria Rabelo*, Vice-Chairman of International Business and Wholesale.* He was a Foreign Trade Officer, member of the Board of Directors of La Fonte Telecom from 2003 to 2004 and Ativos S.A. from 2003 to 2004. He was also an executive superintendent in the Credit Unit from 1999 to 2000 and Business Unit in São Paulo, in addition to acting as a member of the Board of Directors and of the Audit Committee, Brasilprev, SEBRAE – SP Decision-Making Body from 1998 to 1999 and Febraban Risk Committee from 1999 to 2000. Mr. Rabelo was born on August 3, 1955 and has a Bachelors degree in Law from the Federal University of Minas Gerais, since 1981. He also holds an MBA in General Basic Training for Senior Executives from the Federal University of Minas Gerais and APG - Amana MBA International for Senior Executives.

Luiz Oswaldo Sant'Iago Moreira de Souza*, Vice-Chairman of Personnel Management and Socio-Environmental Responsibility.* Mr. Souza was born on August 26, 1946, was a member of the Board of Directors and of the Audit Committee of the *Academia de Letras* of Banco do Brasil, a PREVI and Banco do Brasil Audit Committee member, and professor of FECLESC to Uece College. Since 2002, he also is a Board of Directors member of the power company of Rio Grande do Norte – Cosern. He hold a Pedagogy and Philosophy degree from Dom Bosco Philosophy, Sciences and Letters College of São João Del Rey and the State University of Ceará, respectively, and has a Masters in Education from the State University of Ceará.

Manoel Gimenes Ruy*, Vice-Chairman of Technology.* He is a statutory Officer of Banco do Brasil, and is a Board of Directors member of La Fonte Telecom (2000). Among other positions held at Banco do Brasil, he was the Chief Executive Officer's advisor from 1988 to 1990, and the Department and Office head from 1994 to 1995. He also worked for other companies of Banco do Brasil group, such as Brasilsaude in 1997 and Brasilveiculos in 2001 and other financial institutions such as Itau and the Portuguese Bank of Brasil. He was born on July 28, 1951, he holds a Graduate and Post-Graduate degree of Vernacular and French from the Philosophy, Sciences and Letters College of Marília, State of São Paulo (1971 to 1975), and is a post-graduate in Organization, Systems and Methods by CEPEDERH, Brasília (1980) and specialized in Theory of Literature from FAFI of Marília, State of São Paulo (1976).

Derci Alcântara*, Vice-Chairman of Agribusiness and Government.* Mr. Alcântara was the Agribusiness Officer from 2003 to 2006. He was born on December 31, 1955. He was Banco do Brasil's branch manager, and a state (States of Rio Grande do Sul and Paraná) and regional (Porto Alegre) superintendent. He also acted as consultant for companies such as RGE, Valepar and Telemar from 1999 to 2003. He holds an MBA from the Federal University of Rio Grande do Sul in 1990, an MBA in Finance and Capital Markets from IBMEC (1998), and an Executive MBA in Management by Federal University of Rio Grande do Sul (1994) and APG-Amana MBA International from the Brasília University (1997), with a specialization in International Relations (1986).

Augusto Braúna Pinheiro*, International Area Officer.* He was general manager and assistant manager of BB in London, in addition to an Audit Committee member of Banco do Brasil in Vienna. Mr. Pinheiro was born on March 3, 1962. A Civil Engineering graduate from the Federal University of Bahia (1984), he holds a MBA in General Training for Senior Executives from the University of São Paulo (1996).

Clara da Cunha Lopes*, Logistics Officer.* Ms. Lopes was born on August 20, 1949, she was the Executive Manager responsible for Banco do Brasil's purchasing and hiring area (2003). She is a Pedagogy graduate from the Federal University of Juiz de Fora and holds a MBA in Basic Training for Senior Executives from the Getúlio Vargas Foundation.

José Carlos Vaz*, Agrobusiness Officer.* Mr. Vaz was born on August 3, 1964. He was an Executive Manger in the Agrobusiness Office of the Bank. Mr. Vaz has a Law degree from Centro Universitário de Brasília and holds a MBA for Senior Executives from USP/FIPECAFI – SP.

Renê Sanda*, Risk Management Officer.* Mr. Sanda was born on March 9, 1964. He was an Assistant Manager of Banco do Brasil New York (2002/2006) and an Executive Manager of the Risk Management Unit (2000/2002). He has also worked in the Financial Management of the International Area of the Bank

(1995/2000) and in the Bank's Presidencial Consultancy (1993/1995). An Statistics graduate from the University of São Paulo – USP, he holds a MBA in Finances from Instituto Brasileiro de Mercado de Capitais and a Major Degree in Statistics from University of São Paulo – USP.

Francisco Cláudio Duda, *Capital Markets Officer.* Mr. Duda was born on June 28, 1962. He held the positions of Executive Manager at the Risk Management Unit from 2000 to 2003 and the Internal Control Management in 1999. He also held the position of Chief Financial Officer of Aliança do Brasil from 2003 to 2004. He holds a degree in Mathematics from the Brasília Unified Educational Center (1980 to 1983) with Master's Degree in Economics from the Brasília University (1992 to 1994). He also holds a MBA in Financial Management from the Brasília Catolic University (2000/2001).

Glauco Cavalcante Lima, *Strategy and Organization Officer.* He previously held the following positions at the Bank: Superintendent of the Strategy and Organization Unit from 2004 to 2005; General Manager of the Strategy and Organization Unit from 2001 to 2004 and Executive Manager of Strategy, Marketing and Communication from 1999 to 2001. Mr. Lima was born on August 15, 1961, and holds a degree in Accounting Science from the Distrito Federal Unified Educational Association, a post-graduate degree in Marketing from the Advertising and Marketing Superior School and holds a MBA in General Training for Senior Executives and Corporate Governance from the University of São Paulo.

Izabela Campos Alcântara Lemos, *Employee Relations and Socio-Environmental Responsibility Officer.* Ms. Lemos was born on December 24, 1965. She was an advisor to the Vice-Chairman of Personnel Management and Socio-Environmental Responsibility from 2003 to 2004. She holds a degree in Business Administration from the Social Integration Pioneer Union an MBA in Marketing from the Federal University of Rio de Janeiro and a degree in Organizational Communication Management from the University of São Paulo.

José Carlos Soares, *Micro and Small Companies Officer.* He was general manager of several Banco do Brasil's branches located in Brasilia, and state superintendent in the States of Tocantins in 1995, Pará from 1999 to 2001, Ceará from 2001 to 2003 and São Paulo from 2003 to 2004. He is an Accounting Science graduate (1979 to 1982), and an Accounting Theory post-graduate (1983/1984) from the Brasília Unified Educational Center's Economic, Accounting and Management Sciences, of Distrito Federal and holds a MBA in Executive Training from the University of Brasília (1993) and is a APG-Amana MBA Executive International from Amana Key of São Paulo (1998).

Juraci Masiero, *Personnel Management Officer.* Mr. Masiero was born on December 28, 1955. He occupied several positions in Banco do Brasil between 1977 and 2001, including negotiation manager at the State Office of Rio Grande do Sul. He participated in the decision-making bodies of PREVI and CASSI, and was an planning officer and corporate management officer of the State Bank of Rio Grande do Sul (Banrisul) from 2001 to 2003, in addition to an audit committee member of Company Fras-Le. He holds a degree in Juridical and Social Sciences from the Pontific Catholic University of Rio Grande do Sul (1996).

Luiz Gustavo Braz Lage, *Credit Officer.* Mr. Lage was born on November 10, 1966. Among other positions he has held with Banco do Brasil, he was division manager and executive manager at the Credit and Commercial Offices. He holds a degree in Accounting Sciences and Business Administration from the Pontific Catholic University of Minas Gerais from 1985 to 1991, and an Executive MBA in Finance from the Brazilian Institute of Capital Markets (1995/1996) and in International Business from the University of São Paulo (2001/2002).

Milton Luciano dos Santos, *Distribution and Retail Channel Officer.* He was Superintendent Super Government II for 12 months, State Superintendent of the States of Rondônia, Mato Grosso, Santa Catarina and Minas Gerais for nine years. He holds a law degree from the University of Vale do Itajaí and has an MBA in General Training for Senior Executives from the University of São Paulo.

Nilo José Panazzolo, *Foreign Trade Officer.* Mr. Panazzolo was born on November 19, 1955, he was Executive Manager of Banco do Brasil's International Management from 2003 to 2006, General Manager in Milan, Italy from 2000 to 2003, and Assistant Manager in Tokyo, Japan from 1998 to 2000. He held Supervision, Middle Management and High Management positions in foreign exchange and foreign trade areas from 1983 to 1995. He holds a Civil Engineering degree from the Vale do Rio dos Sonhos University,

São Leopoldo, State of Rio Grande do Sul, with a post-graduate in Corporate Finance from the Catholic University of Rio De Janeiro and an MBA – Basic Training for Senior Executives from the Getúlio Vargas Foundation of the Rio de Janeiro.

Nilson Martiniano Moreira, Controlling Officer. Mr. Moreira holds an Economic Science degree from the Catholic University of the State of Minas Gerais and MBAs from the Dom Cabral Foundation and the Brazilian Financial Institute of Capital Markets. Among other positions held with Banco do Brasil, he held the positions of commercial and State superintendent, executive manager, regional superintendent and branch manager.

Paulo Euclides Bonzanini, *Retail Officer.* Mr. Bonzanini was born on October 31, 1956, he was the commercial superintendent of the State of São Paulo from 2002 to 2004, state and regional superintendent from 1995 to 2001, in addition to the manager of Banco do Brasil branches in the State of São Paulo. He holds a degree in Business Administration and Accounting Sciences from Facat – Tupã, State of São Paulo, and holds an MBA in General Training for Senior Executives from the University of São Paulo.

Paulo Rogério Caffarelli, *Statutory Officer.* Installed on September 2, 2004, took over Logistics Management. On July 15, 2005, he became the acting officer of Marketing and Communication Management. He was the Distribution executive manager from 2000 to 2003, among other positions held with Banco do Brasil and PREVI, including as Board of Directors and an Audit Committee member. He holds a degree in law from the Catholic University of Curitiba (1984 to 1988), holds a Masters in Economic Business Management from the Brasília University (2002 to 2004), and has a post-graduation in Foreign Trade from FAE/CDE Curitiba (1996) and International Trade Law from IBEJ Curitiba (1997) and an MBA in Corporate and Finance Law from the Getúlio Vargas Foundation of the Rio de Janeiro (1999/2000).

Ricardo José da Costa Flores, *Operating Asset Restructuring Officer.* Mr. Costa was born on January 21, 1964, among other positions held with BB, he was manager and executive superintendent in Credit and Operating Asset Restructuring Areas from 1996 to 2003. Further, he acted as a BB and PREVI representative in Audit Committees and with Febraban from 2001 to 2003. An Economics graduate from the Unified Educational Center of Brasília (1990), he holds a Controller MBA from the Institute of Accounting, Actuarial Science and Financial Research Foundation of the University of São Paulo and specialized in Project Analysis and Preparation from the Applied Economic Research Institute (1989).

Sandro Kohler Marcondes, Commercial Officer. Mr. Marcondes was born on April 16, 1964, he held the position of Assistant Manager in New York from 2002 to 2004, Branch Manager in Paris from 2002 to 2005. Corporate Business Manager from 1995 to 1996 and Executive Manager with the Government Management from 1998 to 1999. He holds a Masters degree in Administration from the Midwest University, Paraná (1982 to 1985) and is Master in Corporate Management from the Corporate Management School of the Getúlio Vargas Foundation (1994).

Sérgio Ricardo Miranda Nazaré, Government Officer. Mr. Nazare was born on April 12, 1963. Among several positions held with Banco do Brasil, he held the position of President of Banco do Brasil Previdência, was the Executive Manager in the Strategy and Organization Unit from 2002 to 2003, Officer of Brasilcap from 2000 to 2002 and Officer of Brasilveículos in 1999. He holds a degree in Economics from 1981 to 1985 with Masters Degree in Financial Management (1990 to 1993) both from the University of Brasília.

William Bezerra Cavalcanti Filho, *Finance Officer.* Mr. Filho was born on October 26, 1956. In addition to other positions held with Banco do Brasil, he was the Third-Party Asset Management manager of BB DTVM and the Financial Operations manager with the Finance Management. He also participated as Bank representative on several boards of directors. He is an Economic Science graduate from the Metodista Bennett Institute, Rio de Janeiro), and holds an Executive MBA in Finance from Ibmec, Rio de Janeiro, and General Training for Senior Executives (FGV/RJ).

Fiscal Council

The Fiscal Council consists of five incumbent members and their respective alternates, and is annually elected by the Annual Shareholders' Meeting operating on a permanent basis. Minority shareholders are

entitled to elect two members to the Fiscal Council. The Federal Government is entitled to appoint, through the Finance Ministry, the remaining members, one of whom must be the National Treasury representative.

The Fiscal Council is required to meet at a general meeting once a month, and, on an extraordinary basis, whenever it is deemed necessary by any of its members or the Bank's management.

In accordance with the Bank's by-laws, the Fiscal Council elects its President and approves its by-laws by a favorable vote by at least four of its members. Approval of other matters submitted for Fiscal Council decision requires a favorable vote of three members.

The business address of members of the Fiscal Council is that of the Bank's headquarters (SBS, Quadra 01, Bloco C, lote 32 – Edificio Sede III, Brasilia, DF).

As at the date of this Program Circular, the Fiscal Council consisted of:

Name	Title	Election Date	Term of Office End
Otávio Ladeira de Medeiros	Head Officer	April 25, 2007	April 25, 2008
Daniel Sigelmann	Deputy	April 25, 2007	April 25, 2008
Agostinho do Nascimento Neto	Head Officer	April 25, 2007	April 25, 2008
José Luiz Gomes Rôlo	Deputy	April 25, 2007	April 25, 2008
Marcos Machado Guimarães	Head Officer	April 25, 2007	April 25, 2008
Carla Góes Coelho de Souza	Deputy	April 25, 2007	April 25, 2008
Eduardo Grande Bittencourt	Head Officer	April 25, 2007	April 25, 2008
Egon Handel	Deputy	April 25, 2007	April 25, 2008
Eustáquio Wagner Guimarães Gomes	Head Officer	April 25, 2007	April 25, 2008
Alfredo Luiz Buso	Deputy	April 25, 2007	April 25, 2008

Biographical Information

Biographical information on each member of the Fiscal Council is set forth below.

Otávio Ladeira de Medeiros *President of the Fiscal Council, National Treasury Representative, appointed by the Finance Minister of Brazil.* Mr. Ladeira de Medeiros was born on March 30, 1968. He received a degree in Economics from the University of Brasília (1992), he was also a post-graduate and holds an Executive MBA in Finance from the same university, with an extension from George Washington University, United States of America. He is currently a Coordinator in the department of General Coordination of Strategic Public Debt Planning of the Finance Ministry of Brazil.

Daniel Sigelmann *National Treasury Representative, substitute appointed by the Finance Minister of Brazil.* Mr. Sigelman was born on December 22, 1970 and is an Economics graduate. He is the coordinator of the General Coordination of Tax and Economics Analysis of Public Investment. He participated in the drafting of the Brazilian Public-Private Partnerships (PPP) law.

Agostinho do Nascimento *Federal Government Representative, appointed by the Finance Minister of Brazil.* Mr. Nascimento was born on June 21, 1961. Graduated in Law, Pos-Graduated in Public Law and with a Major Degree in Constitutional Law from Universidade de Brasilia, he is a Finance Ministry public prosecutor and a member of the Brazilian Lawyers' Institute, Brazilian Association of Finance Law and International Fiscal Association.

José Luiz Gomes Rôlo *Federal Government Representative, substitute appointed by the Finance Minister of Brazil.* Mr. Rolo was born on March 1, 1946. He is a bachelor at law. General-Attorney of the National Treasury since 1994.

Marcos Machado Guimarães *Federal Government Representative, appointed by Finance Minister of Brazil.* Mr. Guimaraes was born on September 22, 1965. He graduated in Economics and is an analyst of Finance Ministry of Brazil.

Carla Goes Coelho de Souza *Federal Government Representative, substitute appointed by Finance Minister of Brazil.* Ms. Souza was born on February 8, 1966. She has an Industrial Design degree, with license in Visual Communication. She is currently the assistant to the Institutional Affairs' Secretary of the Finance Ministry of Brazil.

Eduardo Grande Bittencourt *Representative appointed by minority shareholders.* Mr. Bittencourt was born on Mach 3, 1938. He graduated in Accounting Science at the Federal University of Rio Grande do Sul in 1966, with pos-graduation in Corporate Management at the same university, on 1973. He was teacher of diligence of the Economic Science College of the Federal University of Rio Grande do Sul, between 1969 and 1976 and Accounting Inspection at the Federal Universities of Ceará (September 1993) and of Piauí (September 1996). Among other activities in the public sector, Mr. Eduardo was a technician of the Public Finance Court of the State of Rio Grande do Sul between 1965 and 1978. He worked as member of the Fiscal Council of several companies such as Brasil Telecom S.A., Brasil Ferrovias S.A., Bunge Fertilizantes S.A., Lojas Americanas S.A. and Inepar Indústria de Construções S.A.

Egon Handel *Representative, substitute appointed by the minority shareholders.* Mr. Handel was born on October 20, 1939. He graduated in Accounting Sciences at the Federal University of Rio Grande do Sul on 1965, specialized in Teachers formation and with masters in Corporate Management with emphasis on Accounting by the Michigan State University, United States of America. Member of the Board of Directors of Inepar, since April 2005 and Lojas Renner, since April 1991, he is also member of the Fiscal Council of many other companies.

Eustáquio Wagner Guimarães Gomes *Representative appointed by the minority shareholders.* Mr. Gomes was born on January 27, 1948. He graduated on business administration at the Federal University of Minas Gerais, in 1977. He has a MBA in Basic Program for Banking Administration from the Institute of Management Foundation and an Exchange Course and Trade Finance, and General Basic Formation for Senior Executives at the University of São Paulo. Mr. Gomes was the State Superintendent of Banco do Brasil in Minas Gerais, between 1992 and 1996. Acted as CEO and CFO at *Companhia de Armazéns e Silos do Estado de Minas Gerais* – CASENG (Warehouse and Silos Company of the State of Minas Gerais). Acted as member of the Board of Directors and the Fiscal Council of several other companies, such as Telesp Participações S.A. from 2000 to 2001, Termoaçu S.A. from 2003 to 2004 and Casemg S.A. from 2002 to 2003.

Alfredo Luiz Buso *Representative, substitute appointed by the minority shareholders.* Mr. Buso was born on January 17, 1949. Graduated in Architecture at the Universidade de São Paulo, in 1977, with Masters in Economics from London University in 1984. He was an officer of the cleaning company of the city of São Paulo.

Audit Committee

Banco do Brasil has created an Audit Committee in accordance with Resolution No. 3,198/04. Responsibilities of the Bank's Audit Committee include: (i) assisting the Board of Directors in matters pertaining to the Bank's internal audit, including assigning duties and monitoring; (ii) supervising the activities and analyzing the work of the Bank's independent auditors; (iii) supervising the activities of the lead internal auditor and the work of the internal auditors; and (iv) exercising its functions and duties in companies controlled by the Bank that adopt the sole audit committee regime (*comitê de auditoria único*).

The Audit Committee was created in accordance with the by-laws of the Bank on a permanent basis, and is comprised of three members and one substitute appointed by the Board of Directors for an annual term with reelection allowed for up to five years. At least one of the members must be specialized in accounting and auditing.

Name	Title	Election Date	Term of Office End
Jose Danubio Rozo	Coordinator	September 28, 2005	2007
Jose Antonio Guarnieri	Member	July 1, 2004	2007
Flavio Fernando da Fontoura Ferreira	Member	July 1, 2004	2007

The meetings of the Audit Committee are held (i) at least twice a month, prior to the ordinary meeting of the Board of Directors, with the date, place and time fixed by the Board of Directors; (ii) once in each fiscal quarter with the Board of Directors, with the date, place and time fixed by the Board of Directors; (iii) at least one in each fiscal quarter with the Executive Board of the Bank; (iv) at least once in each quarter with the Bank's independent external auditors, with the date, place and time fixed by the audit coordinator; (v) with the Fiscal Council and the Board of Directors, upon their request, to discuss policies, practices and procedures identified under their respective areas; and (vi) extraordinarily, upon request of the Audit Committee coordinator, at his or her discretion or at the discretion of any member of the Audit Committee, or upon request of the management of the Bank. The decisions of the Audit Committee are made by majority of votes.

The Audit Committee has the following responsibilities:

- recommending independent accountants to be hired by the Executive Board and requesting their appointment when the committee sees fit;
- reviewing, prior to publication, the Bank's semi-annual financial statements, including the Notes thereto, the management and audit reports;
- supervising the accounting and auditing of the Bank, including compliance with internal procedures and applicable legislation;
- evaluating the implementation of the independent accountants' recommendations by the management of the Bank;
- receiving and disseminating information regarding any non-compliance with internal procedures or applicable legislation to the Bank, as well as instructing managers regarding internal controls and procedures to be adopted, including specific provisions in relation to confidential information;
- recommending to the Executive Board the correction or improvement of policies, practices and procedures identified during the supervision process;
- verifying, in time for the quarterly meetings with the Executive Board, the implementation of its recommendations;
- recommending to the Executive Board the incorporation of audit committees in companies affiliated to the Bank, if necessary at its discretion, and always in accordance with applicable legislation;
- considering, prior to the approval of the Board of Directors, the Bank's annual reports (the "*planejamento anual das atividades da auditoria interna*", the "*relatório anual de atividades da auditoria interna –*" and the "*relatório semestral sobre controles internos*");
- informing the Central Bank, within three days of identifying the problem, of the existence of or evidence that an error or fraud has occurred, including: (i) non-compliance with the applicable regulations which could adversely effect the activities of the Bank; (ii) fraud in any amount by the Executive Board; (iii) material fraud of employees or third parties; (iv) errors in the financial statements of the Bank; and
- complying with other requests as determined by the Board of Directors or by the Central Bank.

Compensation

Brazilian Corporation Law provides that it is the responsibility of the shareholders to set the individual or overall management compensation amount at the Annual Meeting. Whenever this amount is set on an overall basis, the Executive Board shall decide on the manner of allocating this set amount among its members and the Board of Directors. In years in which a mandatory dividend and employees' participation in profits is paid, directors may be entitled to participation in the Bank's profits, provided that the total does

not exceed 50% of their annual compensation or 0.005% of the profits (Article 190 of Brazilian Corporation Law), whichever is the lower.

Between May 2007 and April 2008, an overall payment of R$18,839,000 was authorized as managers' compensation, as resolved by the Annual and Special Shareholders' Meeting held on April 25, 2007. The aggregate amount includes monthly salaries, year-end supplements, annual paid leaves (vacations and premiums), conversion of the annual paid leaves, health assistance (CASSI), social security (PREVI), food benefits, participation in profits and results, life insurance, health evaluations, housing assistance in the terms of Decree No. 3,255, of November 19, 1999, as well as paid additional compensation in accordance with the Bank's by-laws. The compensation shall be made based on the previous month immediately before the 2007 General Shareholders' Meeting, with benefits being made available to the employees of the Bank, as provided in the Labor Collective Bargain Agreement of 2007.

Agreements or other Relevant Obligations between the Bank and its Officers and Members of the Fiscal Council

All relevant obligations are set forth in the Bank's by-laws or under applicable law pertaining to financial institutions. In addition, the Bank may not open credit lines, lend, buy or sell goods of any nature from or for the members of the Board of Directors, Executive Board or Fiscal Council.

Family Relation between Managers and Bank's Controlling Shareholder

There is no familial relationship between Banco do Brasil, its officers and the Controlling Shareholder, which is the Federal Government.

Shares owned by Managers

The following table shows the number and percentage of shares and beneficiary parties owned by members of the Board of Directors and the Executive Board, directly or indirectly, as of the date of this Program Circular.

The members of the Fiscal Council and the Audit Committee do not own any shares issued by Banco do Brasil.

Board of Directors	Title	Common Shares		Series B Warrant		Series C Warrant	
Bernard Appy	President	1	—	—	—	—	—
Antonio Francisco de Lima Neto	Vice-Chairman	1	—	—	—	—	—
Carlos Augusto Vidotto	Member	2	—	—	—	—	—
Francisco Augusto da Costa e Silva	Member	2	—	—	—	—	—
João Carlos Ferraz	Member	2	—	—	—	—	—
José Carlos Rocha Miranda	Member	1	—	—	—	—	—
Tarcísio José Massote de Godoy	Member	1	—	—	—	—	—

Executive Board	Title	Common Shares		Series B Warrant		Series C Warrant	
Antonio Francisco de Lima Neto	President	1	—	—	—	—	—
Adézio de Almeida Lima	Vice-Chairman	2		—	—		1
Aldo Luiz Mendes	Vice- Chairman	—	—	—	—	—	—
Aldemir Bendine	Vice- Chairman (Acting)	—	—	—	—	—	—

Executive Board	Title	Common Shares		Series B Warrant		Series C Warrant	
Manoel Gimenes Ruy	Vice- Chairman (Acting)	473	—	4	—	—	6
José Maria Rabelo	Vice- Chairman	20	—	—	—	—	10
Luiz Oswaldo Sant'Iago Moreira de Souza	Vice- Chairman	2	—	—	—	—	1
Derci Alcântara	Vice- Chairman (Acting)	33	—	—	—	—	1.149

Officers	Title	Common Shares		Warrant "B"		Warrant "C"	
Augusto Braúna Pinheiro	Officer	—	—	—	—	—	—
Clara da Cunha Lopes	Officer	—	—	—	—	—	—
José Cralos Vaz	Officer (Acting)	22		—		—	
René Sanda	Officer	3	—	—	—	1	—
Francisco Cláudio Duda	Officer	2	—	—	—	1	—
Glauco Cavalcante Lima	Officer	28	—	—	—	11	
Izabela Campos Alcântara Lemos	Officer	—	—	—	—	—	—
José Carlos Soares	Officer	225	—	—	—	10	
Juraci Masiero	Officer	—	—	—	—	—	—
Luiz Gustavo Braz Lage	Officer	—	—	—	—	—	—
Miltom Luciano dos Santos	Officer	—	—	—	—	—	—
Nilo José Panazzolo	Officer	459	—	—	—	—	—
Nilson Martiniano Moreira	Officer	—	—	—	—	—	—
Paulo Euclides Bonzanini	Officer	—	—	—	—	—	—
Paulo Rogério Caffarelli	Officer	183	—	—	—	—	—
Ricardo José da Costa Flores	Officer	24	—	—	—	9	—
Sandro Kohler Marcondes	Officer	1	—	—	—	—	—
Sérgio Ricardo Miranda Nazaré	Officer	—	—	—	—	—	—
William Bezerra Cavalcanti Filho	Officer	—	—	—	—	—	—

Employees

Overview

As of December 31, 2006, the Bank's workforce was composed of approximately 82.6 thousand employees and 9.9 thousand trainees. The table below presents the evolution of the Bank's employees for the periods indicated.

Number of Employees as at December		
2006	2005	2004
82,672	83,751	79,567

Banco do Brasil's management is committed to the quality of life and professional development of the Bank's employees. The Bank views its relationship with employees through the following general principles: (i) reconciling the interests of the Bank with those of its employees and their unions, with good-faith negotiations being consistently undertaken; (ii) ensuring quality and security in the workplace through adequate health, social security and employee assistance arrangements; (iii) employing merit-based professional development criteria in terms of employee evaluation and promotion; (iv) taking into account market practice in relation to employee compensation; (v) consistently investing in professional education

and development; and (vi) contracting outside service providers to ensure the social security, health and safety benefits of all employee participants.

During 2007, the Bank has launched a early retirement program (*programa de afastamento antecipado* or "PAA") to employees with more than 50 years old and 15 years of contribution to PREVI. Accordingly, approximately 12,800 are eligible enter into the program. Approximately 7,000 employees joined the PAA, with an estimated net impact on the Bank's personnel expenses of R$488.0 million in 2007..

Requirements to be a Banco do Brasil Employee

Pursuant to the Bank's by-laws, only Brazilians may work for the Bank in Brazil. Portuguese citizens who reside in Brazil may also work for the Bank, provided that they are covered by the same civil rights and obligations, and in possession of legally qualified political rights under the Brazilian Law.

Career and Professional Development

Banco do Brasil is dedicated to the career development of its employees, and seeks to integrate the Bank's corporate strategy with the professional development of its workforce. Further to this goal, Banco do Brasil maintains a professional development program that evaluates employees based on past performance and skills, as well as experience. The purpose of this program is to offer employees the necessary conditions for full professional development at Banco do Brasil.

As a general matter, all administrative positions at Banco do Brasil can be divided into four categories: (i) basic: this category involves all positions which have, as their main characteristic, the performance of basic activities of the banking routine; (ii) operational: consulting and advisory positions which require experience and specific knowledge in certain areas; (iii) executive: those management positions, involve activities such as planning, coordination, control and strategy; and (iv) management/executive: this category comprises the highest-ranking positions at the Bank and is generally comprised of positions in the Bank's strategic divisions. This category includes state-wide managers and some branch managers abroad.

The table below sets forth the percentage of total Bank employees in each of the above categories.

Executive	0.51%
Management	11.95%
Operational	57.19%
Basic	30.34%
Total	**100.00%**

Banco do Brasil also recognizes the importance of each individual's education in terms of promoting his or her participation and inclusion in society. As a result, the Bank seeks to train each individual in a well-rounded way. In 2006, the Bank awarded 6,789 college scholarships, 2,000 Master's in Business Administration (MBA) scholarships and 464 scholarships for foreign language studies. The Bank's total investment in training and exceeds R$62.0 million during 2006.

Remuneration and Benefits

Remuneration, Participation in Profits and Salary Negotiation

In 2006, the Bank paid total salaries to its employees of R$3.5 billion. In terms of participation in profits, the Bank paid employees a total amount of R$773.0 million, which was distributed in accordance with an agreement reached with the Bank's employee union to distribute 21.5% of total salaries in the form of participation in profits.

The table below sets breaks down employee compensation as of the dates indicated.

Remuneration

	2006	2005	2004
	(in millions of *reais*)		
Salaries	3,572	4,876	4,684
Benefits, social charges and training	2,549	1,708	1,617
Participation in profits	773	533	373
Total	**6,894**	**7,118**	**6,674**

The 2006/2007 collective bargaining agreement, executed by the Bank with its employees' labor unions, included specific clauses and granted an adjustment of 3.5% on salaries, other income and benefits of the same nature for all employees.

Pension Benefits

The Bank still contributes to PREVI, the largest pension fund in Latin America which, as of December 31, 2006, represented 136,418 participants, of which 79,291 were active and 57,127 were retired. The Bank's contribution was R$460.9 million in 2006.

Health and Quality of Life

In order to promote a healthy work environment and quality of life, the Bank contributed R$402.2 millions to CASSI in 2006, based on the commitments established in the social-environmental responsibility policies, which define the respect for diversity as one of its principles. In line with the Bank's 2005 diversity policy, since the first quarter of 2006, same-sex partners of Banco do Brasil employees are entitled to be CASSI beneficiaries. The Bank contributed R$379.2 million and R$358.3 million to CASSI in the years ended December 31, 2005 and 2004, respectively.

Profile of the Employee Base of Banco do Brasil

The table below provides a profile of Banco do Brasil employees at the dates indicated, based on percentage of the Bank's total workforce.

	On December 31,		
	2006	2005	2004
Diversity			
Men	64.1	64.4	64.5
Women	35.8	35.6	35.5
Education			
Elementary school	1.0	1.1	1.2
High school	37.9	33.4	42.3
College/university	46.3	51.6	45.8
Specialized degree, Masters or PhD	14.7	13.9	10.7
Age			
Under 25 years	9.2	12.2	12.6
From 26 to 35 years	29.3	27.7	25.0
From 36 to 45 years	31.7	32.4	35.1
Over 45 years	29.8	27.7	27.4

	On December 31,		
	2006	2005	2004
Period of Employment			
Under 5 years	35.7	44.0	38.5
From 6 to 10 years	13.8	3.4	3.0
From 11 to 20 years	19.2	20.6	23.1
Over 20 years	31.4	32.0	35.4

Relationship between Banco do Brasil and Labor Unions

In 2003, Banco do Brasil established a permanent negotiation framework with the labor unions in order to address questions concerning labor relations whenever necessary. Management believes that the results of this framework, for the last four negotiations, have been positive for all parties. The Bank executed collective bargaining agreements with the following labor unions at the dates indicated below.

Collective Bargaining Agreement 2006/2007

- November 10, 2006: Confederação Nacional dos Trabalhadores do Ramo Financeiro (CONTRAF) and member labor unions; and
- November 13, 2006: Confederação Nacional dos Trabalhadores nas Empresas de Crédito (CONTEC).

Collective Bargaining Agreement – PLR

- March 21, 2007: Confederação Nacional dos Trabalhadores do Ramo Financeiro (CONTRAF); and
- March 21, 2007: Nacional dos Trabalhadores nas Empresas de Crédito (CONTEC).

Strikes Disruptions

In the past decade, Banco do Brasil has experienced strike actions by its employees in 1991, 1994, 2003, 2004, 2005 and the second-half of 2006. The collective bargaining agreement related to the strike which occurred in 2006 granted a 3.5% salary increase to all employees. Most of the strikes have affected the entire Brazilian banking industry rather than Banco do Brasil alone. During the course of a strike, Banco do Brasil may not be able to carry out all of its normal banking functions but it tries to find special solutions to ensure that the main activities are continued.

Share Option Plans

Banco do Brasil does not have a share option plan.

Pre-1967 Employees

As discussed in this Program Circular, Banco do Brasil participates in PREVI, which is administered by the Bank's employees and funded by contributions from both employees and Banco do Brasil. In December 1997, Banco do Brasil reached an agreement with PREVI regarding PREVI's assumption of Banco do Brasil's liabilities for the retirement benefits of the Bank's employees who entered employment before mid-April 1967 (the "Pre-1967 Employees"). In December 1997, Banco do Brasil concluded its negotiations with PREVI relating to the Pre-1967 Employees who retired (or who will retire) after 1967. As a result of these negotiations Banco do Brasil recognized the present value of its obligations to the Pre-1967 Employees to be transferred to PREVI in the amount of R$10.9 billion (based on actuarial assumptions and a discount rate of 6.0%). In order to partially fund this transfer, Banco do Brasil used a part of its credit against PREVI in the amount of R$5.0 billion. By May 2005, the Bank had amortized the remaining R$5.9 billion balance of its obligation to PREVI, so that, since such time, no amount remains outstanding in respect of this obligation.

RELATED PARTY TRANSACTIONS

Relationship with Subsidiaries and Affiliates

The main legal restrictions which apply to Brazilian financial institutions include prohibitions against the granting of loans or the making of payments by an institution to individuals or legal entities holding an equity interest representing more than 10% of the capital stock of the relevant institution, or to companies in which the financial institution holds an equity interest of more than 10% of their share capital, or to companies in which any of an institution's directors or officers (or their immediate family members) holds an interest of more than 10% of their share capital. These restrictions limit the Bank's ability to enter into transactions with its subsidiaries and affiliates.

The following table sets forth the Bank's principal related party transactions with its subsidiaries and affiliates.

	December 31, 2006		December 31, 2005		December 31, 2004	
	Assets (Liabilities)	Revenues (Expenses)	Assets (Liabilities)	Revenues (Expenses)	Assets (Liabilities)	Revenues (Expenses)
			(in thousands of *reais*)			
Cash equivalents	125	—	4,947	—	1,406	—
Liquidity interbank investments	1,902,091	510,758	3,462,333	285,449	285,885	301,004
Securities	723	1,852	176,171	(4,012)	107,334	(3,748)
Credit transactions	69,007	8,592	92,820	364,845	68,593	606,580
Other credits[1]	809,012	—	591,565	—	554,161	—
Demand deposits	(50,628)	—	(6,007)	—	(5,499)	—
Interbank deposits	(9,878,433)	—	(9,450,135)	---	7,614,510	—
Open market funding	(1,045,077)	(117,752)	(1,052,577)	(177,821)	1,307,089	(89,641)
Funds from acceptances and issuance of securities	(32,924)	—	(30,154)	—	(83,403)	—
Borrowings	(1,533,056)	(4,908)	(2,963,122)	(10,576)	(3,104,347)	(15,195)
Foreign onlendings	(3,344,496)	—	(587,075)	—	(740,377)	(17,862)
Derivative financial instruments	(2,920)	788	(1,190)	30,114	(30,107)	2,193
Other obligations	(993,394)	—	(3,210,121)	—	(3,951,754)	—
Costs reimbursements	—	—	—	—	—	(4,226)
Other operating revenues[2]	—	28,686	—	32,962	—	72,415
Other operating or administrative expenses	—	(40,458)	—	(181,098)	—	(94,103)

Notes:—

(1) "Other credits" primarily comprises the amounts of dividends receivable and amounts receivable from affiliates.

(2) "Other operating revenues" relates to the refunding of administrative expenses attributed to affiliates.

Relationship with Management

None of the Bank's members of the Board of Directors or the Executive Board participates or participated with the Bank, during the current year or in preceding years, in any transaction that could be deemed material to the Bank, or extraordinary in terms of its nature or conditions, or outstanding in any respect.

There are no outstanding loans or guarantees granted by the Bank to its Officers or Directors.

As of December 31, 2006, the members of the Bank's Board of Directors, Executive Board and Officers, and persons related to them, collectively held a total of 5,328 of the Bank's common shares. The members of the Bank's Executive Board, or persons related to them, collectively hold 251 Series C Warrants. None of the members of the Bank's Board of Directors, Executive Board or Fiscal Council, or persons related to them, holds participation units in the Investment Club of the Bank's employees, or CIN.

Relationship with Controlling Shareholder

Since its incorporation in 1808, the Bank has maintained a close relationship with the Federal Government. As of December 31, 2006, the Federal Government, the Bank's controlling shareholder, held common shares issued by the Bank representing 71.8% of its voting capital and capital stock. As described below, the fact that the Federal Government controls the Bank, means that the Bank is one of the principal enforcers of its credit policy. For more information on relevant agreements with the Bank's controlling shareholders, see "Risk Factors — Risks Relating to Banco do Brasil".

With respect to the relationship between the Bank and its controlling shareholder, Banco do Brasil is required to: (i) perform certain duties and services in its role as financial agent of the National Treasury and certain other functions assigned to it by law; (ii) extend financing in respect of governmental interests and execute certain official programs through the application of Federal Government funds or funds of any other nature; and (iii) render guarantees in favor of the Federal Government. See "Risk Factors — Risks Relating to Banco do Brasil".

Relationship with the Central Bank

The Bank's by-laws currently provide that it may be required to perform certain duties, services and transactions by the Central Bank.

Loans and Advances

The Bank maintains a conservative internal policy with respect to the granting of loans and has established more stringent restrictions than those which are legally required. The Bank complies with the provisions of Resolution No. 2,844/01, which prohibits financial institutions from granting loans and advances to any individual or legal entity, or group of persons representing a common economic interest, in an amount that exceeds 25% of its reference net worth (see "Regulation of the Brazilian Banking Industry — Regulation Applicable to the Brazilian Banking Industry — Limitations and Restrictions on Financial Institutions"). It should be noted that risk in request of credit granted by the National Treasury, is not included in the limit imposed by Resolution No. 2,844/01, because such credit does not comprise part of the Bank's assets. In this type of lending transaction, the Bank acts only as financial agent.

In the Government Market, the Federal Government is the Bank's largest client, together with Brazilian states, the Federal District and municipalities. Through the Bank's role as credit agent, it provides funds to the Federal Government to invest in public policies.

As part of the Bank's strategy of expanding its relations with foreign organizations in a manner that is consistent with the Federal Government's policy of encouraging the development of Brazil's under-developed regions, the Bank entered into certain financing agreements with the SIVAM Project, or Amazon Surveillance System. The SIVAM Project is a network of radio satellites, ground sensors and aircraft radars that will serve as the technical infrastructure for the acquisition, production, and distribution of information and data that will assist in determining an appropriate level of sustainable development for the Amazon

region and optimal utilization of its resources. Banco do Brasil is under contract to finance the Federal Government an amount of approximately U.S.$1.5 billion for the SIVAM Project. The credit risk for Banco do Brasil is equivalent to a loan to the Federal Government. Banco do Brasil borrows funds for this purpose from the United States Export-Import Bank, ABN AMRO Bank and the SEK AB Svensk Exportkredit of Sweden. At December 31, 2006, approximately U.S.$1.3 billion of the disbursed amount was outstanding under the loan.

Credit Programs

The Bank acts as financial agent for BNDES and several of its programs, aimed at generating development, employment and income. In addition, the Bank is one of the main financial agents of BNDES, and allocates a significant portion of funds to finance micro enterprises, and to small- and medium-sized companies. The FINAME program, for the financing of machinery and equipment, is included among the programs under which the Bank onlends financial funds. Despite increased competition from other financial institutions in this market, in 2006 Banco do Brasil increased its BNDES and FINAME onlendings 25.7% to R$5.1 billion, compared to R$4.1 billion in 2005 and R$3.0 billion in 2004. These loans have an average maturity of 5 years and are generally secured by the goods being purchased with the loan proceeds, which reduces the Bank's risk in the transaction. This amount represents a liability vis-à-vis BNDES.

As of December 31, 2006, the volume of the Bank's operations based on funds from FAT was approximately R$18.1 billion, of which R$9.1 billion have been onlent to the agricultural sector (under the PROGER-Rural and PRONAF programs) and R$6.0 billion have been onlent to urban projects (under the PROGER-Urbano program), and R$543.7 million on-lent to projects serving both the rural and urban sectors (*FAT Integrar*).

The Bank administers and acts as financial agent for the FCO, the constitutional financing fund created by Law No. 7,827/89 to contribute to the economic and social development of the Brazilian midwest region, by means of establishing financing programs for various economic sectors, including agriculture, cattle raising, agribusiness, mining, tourism, trade and services. As of December 31, 2006, the volume of funds directed to these programs was R$8.2 billion, accounted for as subordinated debt due to their long-term nature with lower collection priority.

Rural Policy

The Bank is largely responsible for implementing much of the Federal Government's agricultural policy, which encompasses not only lending but also minimum price support programs for staple crops, as well as the sale of such crops by participants in the sector.

The volume of funds raised and directed to rural credit as of December 31, 2006, totalled R$8.5 billion. From that amount, R$5.1 billion had been directed to the Pronaf, the Brazilian program for the advancement of family-run agriculture. In addition, R$561 million had been raised through the FUNCAFÉ, the Brazilian coffee sector fund.

The interest rates that agricultural borrowers are charged under Federal Government programs are lower than the Bank's costs for obtaining and onlending such funds. As a result, the Bank is in constant negotiations with the Federal Government for payment of the difference between funding costs and lending rates. As of December 31, 2006 the volume of funds subject to such equalization totalled R$816 million. See "Business of Banco do Brasil S.A. — Rural Lending" and "Risk Factors — Risks Relating to Banco do Brasil".

Foreign Trade Financing

The Bank is the Brazilian Treasury financial agent of the Brazilian Export Financing Program ("*Programa de Financiamento às Exportações*" or "PROEX"). In addition to providing funds for financing, the PROEX operates the interest rate equalization system. Banco do Brasil operates in financing solely to onlend funds from the Federal Government to export companies. The Brazilian Treasury equalizes part of the interest rates charged on export financing transactions carried out by banks operating in foreign trade,

and in this area the Bank also operates as commercial bank. The Bank's disbursements under the PROEX-financing program as of December 31, 2006, amounted to R$382.8 million, and involved 337 companies. The PROEX-equalization issued securities amounting to R$191.8 million, thus benefiting 32 companies.

Tax Collections and Benefit Payments

The Bank participates in the collection of Federal, state and municipal taxes and levies, and effects the payment of social security and other social benefits. In 2005, the Bank was the main collecting agent for the INSS and for the SRF. During 2006, the Bank collected approximately 14.3 million benefit payments known as *Guias da Previdência Social – GPS*, in the total amount of R$36.9 billion, which represents 30.5% of the total amount collected by the INSS.

In terms of Federal Government tax collection, the Bank collected 21.7 million payments in 2006, in the total amount of R$85.8 billion, and representing 22.7% of the total amount of Federal taxes collected. State and municipal taxes collected totalled R$77.0 billion, representing 60.4 million payments. See "Business – Government Market – Principal Government Products and Services – Tax Collections".

Public Bonds and Securities

As of December 31, 2006, the Bank held securities worth R$72.5 billion, of which a total of 96.6%, or R$70.1 billion, consisted of Federal Government bonds and securities, in particular Financial Treasury Bills worth R$53.4 billion, and Brazilian Treasury Notes in principal amount of R$6.8 billion.

Management of Public Funds

The Bank has investment funds directed solely at the public sector. These products cater to this market segment in terms of satisfying the need for low risk credit, daily liquidity and adequate profitability. In 2005, public funds managed by the Bank amounted to approximately R$20.9 billion, reaching R$26.9 billion on December 31, 2006.

The Bank's transactions with related parties are set forth below:

	As of December 31, 2006	
	Assets (Liabilities)	Revenues (Expenses)
	(in thousand of *reais*)	
Cash and cash equivalents	**125**	—
Foreign Subsidiaries	125	—
Interfinancial liquidity investments	**1,902,091**	**510,758**
Foreign Subsidiaries	1,027,692	379,612
BB-Banco de Investimento S.A.	—	29,899
BB-Leasing S.A. – Arrendamento Mercantil	773,614	100,689
BB-Banco Popular do Brasil S.A.	100,785	558
Securities	**723**	**1,852**
Foreign Subsidiaries	—	2,405
Banco de Investimento S.A.	35	—
BB-Leasing S.A. – Arrendamento Mercantil	688	—
BB-Administração de Ativos – DTVM S.A.	—	(123)
BB Administradora de Cartões de Crédito S.A.	—	(430)
Credit Transactions	**69,007**	**8,592**
Foreign Subsidiaries	—	2,114
BB-Leasing S.A. – Arrendamento Mercantil	68,573	6,306

	As of December 31, 2006	
	Assets (Liabilities)	Revenues (Expenses)
	(in thousand of *reais*)	
BB-Administração de Ativos – DTVM S.A.	434	172
Other credits[1]	**809,012**	—
BB-Banco de Investimento S.A.	316,002	—
BB-Leasing S.A. – Arrendamento Mercantil	19,959	—
BB-Administração de Ativos – DTVM S.A.	170,943	—
BB-Administradora de Cartões de Crédito S.A.	3	—
BB-Corretora de Seguros e Administradora de Bens S.A.	82,844	—
Cobra Tecnologia S.A.	679	—
BB-Banco Popular do Brasil S.A.	3,997	—
BB-Administradora de Consórcios S.A.	14,071	—
BB-Tur Viagens e Turismo Ltda	19,645	—
Ativos S.A.	167	—
Dollar Diversified Payment Rights Finance Company	180,702	—
Demand Deposits	**(50,628)**	—
Foreign Subsidiaries	(278)	—
BB-Banco de Investimento S.A.	(4,450)	—
BB-Leasing S.A. – Arrendamento Mercantil	(23)	—
BB-Administração de Ativos – DTVM S.A.	(1,780)	—
BB-Administradora de Cartões de Crédito S.A.	(21)	—
BB-Corretora de Seguros e Administradora de Bens S.A.	(177)	—
BB-Tur Viagens e Turismo Ltda	(272)	—
Cobra Tecnologia S.A.	(43,185)	—
BB-Administradora de Consórcios S.A.	(12)	—
Ativos S.A.	(430)	—
Interfinancial Deposits	**(9,878,433)**	—
Foreign Subsidiaries	(9,878,433)	—
Open market funding	**(1,045,077)**	**(117,752)**
Foreign Subsidiaries	(82,806)	—
BB-Banco de Investimento S.A.	(125,987)	(29,595)
BB-Leasing S.A. – Arrendamento Mercantil	(26,749)	(243)
BB-Administração de Ativos – DTVM S.A.	(445,770)	(53,825)
BB-Administradora de Cartões de Crédito S.A.	(116,475)	(6,193)
BB-Corretora de Seguros e Administradora de Bens S.A.	(174,321)	(20,460)
BB-Banco Popular do Brasil S.A.	(11,595)	(3,719)
BB-Administradora de Consórcios S.A.	(36,351)	(3,717)
Cobra Tecnologia S.A	(25,023)	—
Funds from Acceptances and Issuances	**(32,924)**	—
Foreign Subsidiaries	(32,924)	—
Borrowings	**(1,533,056)**	**(4,908)**

	As of December 31, 2006	
	Assets (Liabilities)	Revenues (Expenses)
	(in thousand of *reais*)	
Foreign Subsidiaries	(1,533,056)	(4,908)
Foreign Onlendings	**(3,344,496)**	—
Foreign Subsidiaries	(3,344,496)	—
Derivative Financial Instruments	**(2,920)**	**788**
Foreign Subsidiaries	(632)	—
BB-Banco de Investimento S.A.	—	35
BB-Leasing S.A. – Arrendamento Mercantil	—	712
BB-Administradora de Cartões de Crédito S.A.	(265)	41
BB-Corretora de Seguros e Administradora de Bens S.A.	(1,466)	—
BB-Administradora de Consórcios S.A.	(557)	—
Other liabilities	**(993,394)**	—
Foreign Subsidiaries	(349,647)	—
BB-Leasing S.A. – Arrendamento Mercantil	(7)	—
BB-Administradora de Cartões de Crédito S.A.	(48,409)	—
BB-Administração de Ativos – DTVM S.A.	(68)	—
Cobra Tecnologia S.A.	(13,517)	—
BB-Tur Viagens e Turismo Ltda	(4,445)	—
BB-Banco Popular do Brasil S.A.	(1,748)	—
Dollar Diversified Payment Rights Finance Company	(575,553)	—
Other operating revenues[2]	—	**28,686**
Foreign Subsidiaries	—	572
BB-Banco de Investimento S.A.	—	16,144
BB-Administração de Ativos – DTVM S.A.	—	8,426
BB-Administradora de Cartões de Crédito S.A.	—	159
BB-Corretora de Seguros e Administradora de Bens S.A.	—	2,484
BB-Tur Viagens e Turismo Ltda.	—	100
BB Administradora de Consórcios S.A.	—	452
Cobra Tecnologia S.A.	—	349
Other operating or administrative expenses	—	**(40,458)**
BB-Administração de Ativos – DTVM S.A.	—	(1,583)
BB-Banco Popular do Brasil S.A.	—	(11,319)
BB Administradora de Consórcios S.A..	—	(66)
Cobra Tecnologia S.A.	—	(25,118)
BB-Tur Viagens e Turismo Ltda.	—	(2,372)

Notes:—

(1) "Other credits" basically comprises amounts receivable from affiliates, and dividends and interest on stockholders' equity receivables.

(2) Operations carried out between companies participating in the consortium were excluded.

	As of December 31, 2005		As of December 31, 2004	
	Assets	Revenues	Assets	Revenues
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Cash and cash equivalents	**4,947**	**—**	**1,406**	**—**
Foreign Subsidiaries	4,947	—	1,406	—
Interfinancial liquidity investments	**3,462,333**	**285,449**	**285,885**	**301,004**
Foreign Subsidiaries	2,936,388	216,762	—	262,381
BB-Banco de Investimento S.A.	—	—	—	2,995
BB-Leasing S.A. – Arrendamento Mercantil	445,945	68,687	265,762	35,628
BB-Banco Popular do Brasil S.A.	80,000	—	20,100	—
Dollar Diversified Payment Rights Finance Company	—	—	23	—
Securities	**176,171**	**(4,012)**	**107,334**	**(3,748)**
BB-Banco de Investimento S.A.	—	—	439	—
BB-Leasing S.A. – Arrendamento Mercantil	7	—	9,394	—
BB-Administração de Ativos – DTVM S.A.	—	(59)	—	(1,205)
BB-Corretora de Seguros e Administradora de Bens S.A.	—	—	—	(1,485)
BB-Administradora de Cartões de Crédito S.A.	—	(2,843)	—	(320)
Brasil Aconselhamento Financeiro S.A.	—	—	—	(335)
BB-Administradora de Consórcios S.A.	—	(1,110)	—	(403)
Dollar Diversified Payment Rights Finance Company	176,164	—	97,501	—
Credit Transactions	**92,820**	**364,845**	**68,593**	**606,580**
Foreign Subsidiaries	—	1,278	—	1,665
BB-Leasing S.A. – Arrendamento Mercantil	69,464	13,259	68,216	9,540
BB-Administração de Ativos – DTVM S.A.	386	350,308	377	595,375
Cobra Tecnologia S.A.	22,970	—	—	—
Other credits[1]	**591,565**	**—**	**554,161**	**—**
BB-Banco de Investimento S.A.	277,692	—	211,667	—
BB-Leasing S.A. – Arrendamento Mercantil	2,644	—	3,106	—
BB-Administração de Ativos – DTVM S.A.	148,380	—	168,523	—
BB-Administradora de Cartões de Crédito S.A.	269	—	10,108	—
BB-Corretora de Seguros e Administradora de Bens S.A.	79,810	—	63,889	—
Cobra Tecnologia S.A.	711	—	1,100	—
BB-Banco Popular do Brasil S.A.	13,579	—	21,728	—
BB-Administradora de Consórcios S.A.	1,623	—	3,572	—
Brasil Aconselhamento Financeiro S.A.	100	—	119	—
BB-Tur Viagens e Turismo Ltda	14,917	—	3,914	—
Ativos S.A.	234	—	305	—
Dollar Diversified Payment Rights Finance Company	2	—	3	—
Nikkei Remittance Rights Finance Company	51,604	—	66,127	—
Demand Deposits	**(6,007)**	**—**	**(5,499)**	**—**

	As of December 31, 2005		As of December 31, 2004	
	Assets	Revenues	Assets	Revenues
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
Foreign Subsidiaries	(95)	—	(156)	—
BB-Banco de Investimento S.A.	(112)	—	(97)	—
BB-Leasing S.A. – Arrendamento Mercantil	(32)	—	(54)	—
BB-Administração de Ativos – DTVM S.A.	(556)	—	(101)	—
BB-Administradora de Cartões de Crédito S.A.	(42)	—	(126)	—
BB-Corretora de Seguros e Administradora de Bens S.A.	(806)	—	(938)	—
BB-Tur Viagens e Turismo Ltda	(3,540)	—	(3,582)	—
Cobra Tecnologia S.A.	(775)	—	(420)	—
Brasil Aconselhamento Financeiro S.A.	(21)	—	(12)	—
BB-Administradora de Consórcios S.A.	(2)	—	—	—
Ativos S.A.	(26)	_	(13)	—
Interfinancial Deposits	**(9,450,135)**	—	**(7,614,510)**	—
Foreign Subsidiaries	(9,450,135)	--	(7,614,510)	—
Open market funding	**(1,052,577)**	**(177,821)**	**(1,307,089)**	**(89,641)**
Foreign Subsidiaries	(47,363)	—	(53,576)	—
BB-Banco de Investimento S.A.	(296,491)	(81,413)	(529,697)	(20,467)
BB-Leasing S.A. – Arrendamento Mercantil	—	(257)	(1,688)	(136)
BB-Administração de Ativos – DTVM S.A.	(362,600)	(61,545)	(329,048)	(42,612)
BB-Administradora de Cartões de Crédito S.A.	(132,790)	(2,518)	(186,111)	(4,632)
BB-Corretora de Seguros e Administradora de Bens S.A.	(168,563)	(22,465)	(144,318)	(16,745)
BB-Banco Popular do Brasil S.A.	(15,008)	(6,866)	(47,048)	(3,668)
BB-Administradora de Consórcios S.A.	(21,130)	(2,089)	(10,133)	(468)
Brasil Aconselhamento Financeiro S.A.	(6,594)	(215)	(5,470)	—
BB-Tur Viagens e Turismo Ltda	(2,038)	(453)	—	(913)
Funds from Acceptances and Issuances	**(30,154)**	—	**(83,403)**	—
Foreign Subsidiaries	(30,154)	—	(83,403)	—
Borrowings	**(2,963,122)**	**(10,576)**	**(3,104,347)**	**(15,195)**
Foreign Subsidiaries	(2,963,122)	(10,576)	(3,104,347)	(15,195)
Foreign Onlendings	**(587,075)**	—	**(740,377)**	**(17,862)**
Foreign Subsidiaries	(587,075)	—	(740,377)	(17,862)
Derivative Financial Instruments	**(1,190)**	**30,114**	**(30,107)**	**2,193**
Foreign Subsidiaries	(736)	27,246	(29,584)	—
BB-Banco de Investimento S.A.	—	1,372	(417)	200
BB-Leasing S.A. – Arrendamento Mercantil	—	1,496	—	2,314
BB-Administradora de Cartões de Crédito S.A.	(41)	—	(101)	—
BB-Corretora de Seguros e Administradora de Bens S.A.	—	—	—	(321)

	As of December 31, 2005		As of December 31, 2004	
	Assets	Revenues	Assets	Revenues
	(Liabilities)	(Expenses)	(Liabilities)	(Expenses)
BB-Administradora de Consórcios S.A.	(413)	—	(5)	—
Other liabilities	**(3,210,121)**	**—**	**(3,951,754)**	**—**
Foreign Subsidiaries	(498,061)	—	(573,918)	—
BB-Leasing S.A. – Arrendamento Mercantil	(23)	—	(38)	—
BB-Administradora de Cartões de Crédito S.A.	(47,806)	—	—	—
BB-Administração de Ativos – DTVM S.A.	(5,098)	—	(4,746)	—
Cobra Tecnologia S.A.	(81,421)	—	(20,385)	—
BB-Tur Viagens e Turismo Ltda	(263)	—	(5,253)	—
BB-Banco Popular do Brasil S.A.	(1,720)	—	—	—
Dollar Diversified Payment Rights Finance Company	(2,425,281)	—	(2,963,793)	—
Nikkei Remittance Rights Finance Company	(150,448)	—	(383,621)	—
Cost refunding	**—**	**—**	**—**	**(4,226)**
BB-Administração de Ativos – DTVM S.A.	—	—	—	(4,226)
Other operating revenues[2]	**—**	**32,962**	**—**	**72,415**
Foreign Subsidiaries	—	4,780	—	54,266
BB-Banco de Investimento S.A.	—	14,218	—	2,596
BB-Administração de Ativos – DTVM S.A.	—	10,232	—	4,587
BB-Administradora de Cartões de Crédito S.A.	—	—	—	5,876
BB-Corretora de Seguros e Administradora de Bens S.A.	—	388	—	5,056
BB-Tur Viagens e Turismo Ltda	—	—	—	34
Ativos S.A.	—	1,802	—	—
Dollar Diversified Payment Rights Finance Company	—	1,542	—	—
Other operating or administrative expenses	**—**	**(181,098)**	**—**	**(94,103)**
BB-Administração de Ativos - DTVM S.A.	—	(10,152)	—	(8,870)
BB-Banco Popular do Brasil S.A.	—	(9,068)	—	—
BB-Administradora de Cartões de Crédito S.A.	—	(16)	—	(62)
Brasil Aconselhamento Financeiro S.A.	—	(9,950)	—	(9,950)
Cobra Tecnologia S.A.	—	(56,039)	—	(74,235)
Ativos S.A.	—	—	—	(986)
BB-Tur Viagens e Turismo Ltda	—	(4)	—	—
Dollar Diversified Payment Rights Finance Company	—	(88,475)	—	—
Nikkei Remittance Rights Finance Company	—	(7,394)	—	—

Notes:—

(1) "Other credits" basically comprises amounts receivable from affiliates, and dividends and interest on stockholders' equity receivables.

(2) Operations carried out between companies participating in the consortium were excluded.

PROGRAM CIRCULAR
PART C


BANCO DO BRASIL

Banco do Brasil S.A.

(incorporated in The Federative Republic of Brazil with limited liability)

U.S.$1,000,000,000

Global Medium-Term Note Program

Report of Independent Auditor and Consolidated Financial Statements of Banco do Brasil S.A.

ACCOUNTING PRACTICES

The financial statements of Banco do Brasil for the year ended December 31, 2006, included in this Program Circular were prepared in accordance with the accounting principles prescribed by the *Lei das Sociedades por Ações* (Law 6,404/76, as amended) (the corporate law of Brazil or "Brazilian Corporate Legislation"), which sets forth the accounting method (the "Corporation Law Method") required to be followed by all Brazilian corporate entities, the rules and regulations of the CVM, the Central Bank, the SUSEP, all referred to as "Accounting Practices Adopted in Brazil" or *práticas contábeis adotadas no Brasil.*

DESCRIPTION OF CERTAIN DIFFERENCES BETWEEN ACCOUNTING PRACTICES ADOPTED IN BRAZIL AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA

General Information

This Program Circular contains financial information relating to us, which has been prepared in accordance with the Accounting Practices Adopted in Brazil. There are certain differences between accounting principles under Accounting Practices Adopted in Brazil and generally accepted accounting principles in the United States of America (U.S. GAAP) which are relevant to the financial information presented herein. The following is a summary of some of the principal differences; however, this summary does not purport to be complete and should not be construed as exhaustive. In reading this summary, prospective investors in the Notes should also have regard to the following considerations:

- future differences between Accounting Practices Adopted in Brazil and U.S. GAAP resulting from future changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary and no attempt has been made to identify any such future events,
- ongoing work and decisions of the regulatory bodies that promulgate Accounting Practices Adopted in Brazil and U.S. GAAP can affect future comparisons between Accounting Practices Adopted in Brazil and U.S. GAAP, including the current differences disclosed in this summary,
- this summary, particularly with respect to aspects applicable to non-financial institutions, does not purport to be complete and is subject to, and qualified in its entirety by, reference to the respective pronouncements of the Brazilian and United States accounting professional bodies,
- the U.S. GAAP referred to herein do not include any additional accounting adjustments or disclosure that the U.S. Securities and Exchange Commission may require,
- in making an investment decision, prospective investors must rely upon their own examination of the business, the terms of any offering of Notes and financial information relating to us. Prospective investors should also consult their own professional advisors for an understanding of the differences between Accounting Practices Adopted in Brazil and U.S. GAAP and how those differences might impact the financial information presented herein.

Accounting Practices Adopted in Brazil

Accounting principles and standards used in Brazil, and applied by us in the presentation of our consolidated financial statements included in this Program Circular, are established in accordance with Accounting Practices Adopted in Brazil, and interpretative statements issued by IBRACON, the Brazilian accounting professional body. These accounting principles and standards, in the case of listed companies under the jurisdiction of the CVM, are complemented by certain additional instructions issued by the CVM. In addition, the CVM and other regulatory entities such as the Central Bank, the banking regulator, and the Superintendência de Seguros Privados (Private Insurance Superintendency or SUSEP), the insurance sector regulator, provide additional industry specific guidelines.

Brazilian standards differ in certain material respects from generally accepted accounting principles in the United States. Unlike U.S. GAAP, under Accounting Practices Adopted in Brazil, there are no specific principles relating to certain matters such as:

- business combinations;
- accounting and reporting for research and development costs; and
- leases.

The level of disclosure in the Notes to the financial statements may also differ significantly.

Equity Method of Accounting

Under Accounting Practices Adopted in Brazil, a company is required to record an original investment in the equity of another entity at cost which is thereafter periodically adjusted to recognize the investor's share of the investee's earnings or losses after the date of original investment. A Brazilian parent company is required to use the equity method of accounting to record investments in:

(a) its subsidiaries (companies that are controlled by the parent company), in its stand-alone financial statements, and (b) its affiliates (companies in which the parent company owns at least 10% of the issued share capital without controlling it) over whose management it exerts influence or in which it owns 20% or more of the capital, if the aggregate book value of all such investments is equal to or greater than 15% of the shareholders' equity of the parent company or, if the book value of an investment in any single subsidiary or affiliate is equal to or greater than 10% of the shareholders' equity of the parent company. Accounting Practices Adopted in Brazil establishes certain factors that are indicative of the fact that the company exerts influence.

Under U.S. GAAP, the equity method of accounting is used for investments, based on U.S. GAAP underlying financial statements, in which the company has an interest in voting stock that gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock. Ability to exercise that influence may be indicated in several ways. There is a presumption that, in the absence of evidence to the contrary, an investment (direct or indirect) of 20% or more of the voting stock of an investee indicates that the company exercises significant influence over the investee, and an investment of less than 20% of the voting stock indicates that the company does not have the ability to exercise such significant influence. If an investor does not have significant influence, such investments are carried at cost and evaluated for impairment, unless the investment is in the form of a debt or marketable equity security that would otherwise be accounted for as a trading security or available-for-sale security at fair value pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115 (Accounting for Certain Investments in Debt and Equity Securities).

Inflation Accounting Principles

Under Accounting Practices Adopted in Brazil, because of the highly inflationary conditions that historically existed in Brazil, a form of inflation accounting, referred to as monetary correction, has been in use for many years to minimize the impact of distortions in financial statements caused by inflation.

Inflation accounting adjustments were required from 1977 until December 31, 1995. Therefore, our financial statements prepared in accordance with Accounting Practices Adopted in Brazil for periods after December 31, 1995 do not include the effects of inflation accounting, except for effects on depreciation and the amortization of assets that were monetarily corrected prior to January 1, 1996, and any gains or losses resulting from the sale or other disposition of such assets.

Under U.S. GAAP, in most cases the price level restatement of financial statements is not permitted. However, inflation accounting following the methodology prescribed by SFAS No. 52, Foreign Currency Translation is required for companies which report in local currency and which operate in hyper-inflationary economies in which cumulative inflation has exceeded 100% over the preceding three years. As a result, for U.S. GAAP purposes, financial statements should be adjusted for the effects of inflation to the date on which the Brazilian economy was no longer deemed to be hyper-inflationary, which is when the general price index was measured at less than 100% over a three year period preceding such date. Brazil was no longer considered highly inflationary from July 1, 1997.

Consolidation

Accounting Practices Adopted in Brazil Consolidation generally requires publicly traded companies to consolidate their subsidiaries. In addition, financial institutions must consolidate in their financial statements, companies in Brazil or abroad, in which they have a controlling interest. For the purposes of such consolidation, controlling interest means the right, whether by shareholders' agreement or otherwise to:

- direct corporate resolutions;
- appoint or remove the majority of directors or executive officers;
- exercise operational control (for example, companies with a common management or sharing a trade name or trademark); or
- exercise corporate control (including indirect participation — shares held by related parties and through funds).

Equity investments in non-controlled companies may be consolidated on a proportional basis, provided that the Central Bank approves such consolidation.

Under U.S. GAAP, the basic rule is that when a company has a controlling interest (either through a majority voting interest, or through the existence of other control factors) in another company, such

company's financial statements should be consolidated with those of the parent. Equity investments in non-controlled companies are usually accounted for following the equity method of accounting. Proportional consolidation is generally not allowed under U.S. GAAP.

Transfer of Financial Assets

No specific pronouncement addresses the accounting for transfers of financial assets under Accounting Practices Adopted in Brazil. Under U.S. GAAP, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" provides a consistent application of a financial-components approach that focuses on control to account for transfers of financial assets. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered and derecognizes liabilities when extinguished. SFAS No. 140 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings from an accounting perspective. A transfer of financial assets in which in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration is other than beneficial interest in the transferred assets received in exchange.

Under SFAS No. 140, it is considered that the transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

- The transferred assets have been isolated from the transferor input presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.
- Each transferee (or, if the transferee is a qualifying special-purpose entity ("SPE"), each holder of its beneficial interests) has the right to pledge or exchange the assets (or beneficial interests) it received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.
- The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call.

Under SFAS No. 140, liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets are initially measured at fair value, if practicable. It also requires that servicing assets and other retained interests in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interests, if any, based on their relative fair values at the date of the transfer.

Special Purpose Entities ("SPE") or Variable Interest Entities ("VIE")

Under accounting practices adopted in Brazil, the Securities Commission ("CVM") recently issued a rule that determines that Special Purposes Entities (SPE's) must be consolidated when the essence of its relationship with the company indicates that activities of the SPE are directly or indirectly controlled by the company. An SPE is considered to be controlled by a company when its activities are conducted in the name of the company, or substantially for the company's specific operational support when, directly or indirectly:

(a) The company has the ability for decision making or has the rights to obtain the majority of rewards of the SPE's operations.

(b) The company is subject to substantive risks of ownership of SPE.

When applicable, the following information must be disclosed in the Notes to the financial statements:

(a) The nature, purpose, size, and activities of the SPE;

(b) The nature of its involvement with the SPE and potential exposure to losses;

(c) The type of exposure to losses due to the relationship with the SPE; and

(d) Any guarantees given in favour of the SPE.

Additionally, when a company has relevant rights or is exposed relevant risks related to its relationship with the SPE, but does not fall within the scope of consolidation, the following information must be disclosed:

(a) The nature, purpose, size, and activities of the SPE;

(b) The nature of its involvement with the SPE;

(c) The type of exposure to losses due to the relationship with the SPE; and

(d) Indemnification of the primary beneficiary to the activities of the SPE.

Special purpose companies are broadly defined as legal entities structured for a particular purpose. Under U.S. GAAP, when the SPE/VIE does not meet the criteria for a "Qualifying Special Purpose Entity," as defined in SFAS 140 (Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities) and in accordance with Emerging Issues Task Force Topic D-14 (Transactions Involving Special Purpose Entities), the SPE/VIE must be consolidated. Specifically, Financial Accounting Standards Board Interpretation 46 ("FIN 46") (Consolidation of Variable Interest Entities, an interpretation of ARB 51), which was amended by FIN 46(R) in December 2003, provides the framework for identifying VIEs and for determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements. General factors to be considered in making this determination include whether the majority owner (or owners) of the SPE/VIE is (are) independent, has (have) made a substantive capital investment in the SPE/VIE, has (have) control of the SPE/VIE, or possesses (possess) the substantive risks and rewards of ownership of the SPE/VIE.

Business Combinations and Purchase Accounting and Goodwill

Under Accounting Practices Adopted in Brazil, accounting standards do not specifically address business combinations and purchase accounting, however, a purchase method is generally applied based on book values. Goodwill or negative goodwill on the acquisition of a company is computed as the difference between the cost of the acquisition and its underlying book value. The excess of cost over the net book value of an acquired company is recorded as goodwill in accordance with one of the following classifications: step-up basis of the assets due to differences in the carrying values and fair values of the assets, future profitability and others. Such goodwill is amortized as follows, depending on its classification:

- Step-up basis of the assets: Goodwill or negative goodwill should be amortized proportionally over the remaining estimated useful lives of the corresponding assets of the acquired company;
- Future profitability: Goodwill or negative goodwill should be amortized during the time expected results are to be realized. In this case, the amortization period should not exceed ten years; and
- Others (non-justified goodwill based on the economic factors): Goodwill should be expensed immediately. Negative goodwill should not be amortized to income until the related investment is sold or written off.

For tax purposes, the amortization of goodwill or negative goodwill is generally not included in the determination of taxable income for the period. However, pursuant to certain tax strategies relating to corporate restructurings, the amortization of goodwill and negative goodwill are included in the determination of taxable income. The minimum amortization period accepted is 5 years, depending on how the goodwill is classified.

Until July 2001, under U.S. GAAP and in accordance with APB Opinion No. 16 (Business Combinations), business combinations were accounted for as either purchases or pooling of interests. However, these two methods were not alternatives for the same transaction, and distinctive conditions had to be met for pooling of interests to be required. During June 2001, the Financial Accounting Standards Board issued SFAS No. 141, which amends APB Opinion No. 16 and which requires, among other things, that all business combinations, except those involving entities under common control, be accounted for by a single method — the purchase method. The combination of entities under common control is accounted for in a manner similar to a pooling of interests. Under this method, the recorded assets and liabilities of the separate enterprises generally become the recorded assets and liabilities of the combined enterprise. Additionally, the combined enterprise records as capital, the capital stock and

capital in excess of par or stated value of outstanding stock of the separate enterprises. Similarly, retained earnings or deficits of the separate enterprises are combined and recognized as retained earnings or deficits of the combined enterprise. Any assets or liabilities exchanged to effect the transfer are accounted for as a capital dividend to, or capital contribution by, the transferor.

Under SFAS No. 141, and the purchase method, the acquiring company records as its cost the assets acquired less liabilities assumed. The acquired company's assets and liabilities are adjusted to give effect to their fair values. Previously, under APB No. 16, after the assets and liabilities of the acquired companies were adjusted to their fair values at the acquisition date, if the purchase price exceeded the amount of such fair values, the excess was recorded as goodwill by the acquiring company and amortized over the period of benefit, not to exceed forty years. Under SFAS No. 141, more detailed guidelines have been provided as to the recognition of intangible assets (as defined therein). Also, under SFAS No. 141 and SFAS No. 142 (Goodwill and Other Intangible Assets), goodwill and other intangible assets with indefinite lives are no longer amortized. Under SFAS No. 142, the amount of goodwill is evaluated for impairment annually, and in the case of impairment, its recorded value will be adjusted accordingly. Under the previous APB No. 16, excess of fair value of net assets acquired over the purchase price, referred to as negative goodwill, reduced non-current assets to zero, and any remaining balance was considered a deferred credit and amortized over the estimated period of benefit, not to exceed forty years. Under SFAS No. 141, negative goodwill will be immediately recognized as an extraordinary gain in the statement of operations. Under the purchase method, the financial statements of the acquiring company for periods prior to the acquisition are not restated. SFAS No. 141 requires the presentation of pro forma results of operations for the current and comparative periods of business combinations.

SFAS No. 147 (Acquisitions of Certain Financial Institutions) amends SFAS No. 72, (Accounting for Certain Acquisitions of Banking or Thrift Institutions) and SFAS No. 144 (Accounting for the Impairment or Disposal of Long-Lived Assets). Under the new standard, which is effective for acquisitions for which the date of acquisition is on or after October 1, 2002, the requirement in paragraph 5 of SFAS No. 72 to recognize (and subsequently amortize) any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset is no longer within the scope of SFAS No. 72. Such transactions are now required to be accounted for in accordance with SFAS No. 141 and SFAS No. 142. In addition, SFAS No. 72 was amended by SFAS No. 147 to include the scope of SFAS No. 144 impairment analysis for long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Those intangible assets are now subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

Cash and Cash Equivalents

Under Accounting Practices Adopted in Brazil, accounting and disclosure requirements are generally not as comprehensive as those under U.S. GAAP.

U.S. GAAP, SFAS No. 95 (Statement of Cash Flows), as amended, defines cash equivalents as short-term highly liquid investments that are both:

- readily convertible to known amounts of cash; and
- so near their maturity that they present an insignificant risk of changes in value because of changes in interest rates.

Generally, only investments with original maturities of 90 days or less qualify under that definition.

Investments in Debt and Equity Securities

Under Accounting Practices Adopted in Brazil, for periods before June 30, 2002, marketable debt and equity securities are generally stated at the lower of cost or market value, and reflect realized gains and losses in income. For periods from June 30, 2002, the accounting principles prescribed by Accounting Practices Adopted in Brazil specifically applicable to accounting for and reporting marketable and equity securities and derivative financial instruments have been amended by accounting practices established by the Central Bank for all financial institutions.

According to the accounting practices established by the Central Bank, marketable securities must be classified into one of three categories, based on the intent of management, and accounted for as follows:

Trading securities — marketable securities acquired for trading purposes. These are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

Securities available for sale — marketable securities which may become available for sale as a result of changes in interest rates, changes in payment conditions or other factors. They are stated at cost plus accrued interest, and adjusted to their fair value, with the related interest income recognized currently, and unrealized gains and losses recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses — marketable securities and derivative financial instruments". The realized gains and losses are recognized as income based on the applicable trade date.

Securities held to maturity — marketable securities for which there is both the intention and financial capacity on the part of the company to retain them until maturity. They are carried at cost plus accrued interest.

Under U.S. GAAP, in accordance with SFAS No. 115 (Accounting for Certain Investments in Debt and Equity Securities), for companies in industries not having specialized accounting practices, the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

(i) Debt securities for which the company has the positive intent and ability to retain to maturity as "held-to-maturity" securities. These are reported at amortized cost.

(ii) Debt and equity securities which the company holds principally for the purpose of selling in the short term as "trading securities." These are reported at fair value, with unrealized gains recognized currently in earnings.

(iii) Debt and equity securities not classified either as "held-to-maturity" or "trading securities" as securities available-for-sale. These are reported at fair value, with unrealized gains and losses recorded in a separate component of shareholders' equity until realized.

Revaluation of Property and Equipment

Accounting Practices Adopted in Brazil permits revaluations of property and equipment provided that certain formalities are complied with. The revaluation increment, normally net of deferred tax effects, is credited to a reserve account in shareholders' equity.

From July 1, 1995 onwards, property and equipment may be carried at cost adjusted for inflation up to December 31, 1995 at the option of the company, or at appraised values, in which case the revaluations must be performed at least every four years. Such revaluations should not result in an amount higher than the value expected to be recovered through future operations.

From July 1, 1995 onwards, deferred taxes on revaluation increments must be recognized. Amortization of the asset revaluation increments is charged to income and an offsetting portion is reduced from the revaluation reserve in shareholders' equity by transfer to retained earnings as the related assets are depreciated or upon their disposal.

Under U.S. GAAP, companies report property and equipment at their historical cost less accumulated depreciation. U.S. GAAP does not permit voluntary revaluations, although revaluation to fair value is required in the case of business combinations or start-up accounting after a corporate reorganization.

In August 2001, SFAS No. 144 was issued to address financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion).

For long-lived assets to be held and used, SFAS No. 144 requires the recognition of an impairment loss if the carrying amount of a long-lived asset is determined not to be recoverable considering its undiscounted cash flows. Impairment losses are measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be disposed of by sale are carried at the lower of carrying amount or fair value less cost to sell. Long-lived assets to be disposed of are not depreciated or amortized. Long-lived assets to be disposed of other than by sale (e.g. abandonment, distribution to owner, etc.) are accounted for as long-lived assets held and used until the asset is disposed of.

Software for Internal Use

Under Accounting Practices Adopted in Brazil, external computer development costs are generally capitalized at cost and amortized at annual rates of 20%.

Under U.S. GAAP, through Statement of Position No. 98-1 (Accounting for the Costs of Computer Software Developed or Obtained for Internal Use), certain identified costs relating to the development and installation of software for internal use must be capitalized as fixed assets, including those relating to the design of the chosen technological path, software configuration, software interfaces, coding installation of hardware and testing. Costs incurred for conceptualization and formulation of alternatives, training and application maintenance must be expensed as incurred.

Income Taxes

Under Accounting Practices Adopted in Brazil, the methods adopted for the recording of income taxes are similar to U.S. GAAP, but their practical application may lead to different results in certain circumstances. The recognition of tax credits derived from temporary differences and tax losses is an area that requires, within Accounting Practices Adopted in Brazil, considerable judgment. In general, tax credits are recognized when there is evidence of future realization, in a continuous operation. Generally, tax credits can be accounted for only if (a) the loss has been caused by identified and unusual events and the probability of new and similar events is unlikely; (b) there is an expectation of generating positive results for subsequent periods, as well as generation of tax liabilities to permit the realization of tax credits, properly verified through a technical analysis, and (c) there are tax obligations accounted for as liabilities, up to the limit and corresponding to the same period, in order to apply the tax credit. Tax credit recognition rules prohibit maintaining the tax credit whenever there has been a tax loss for the last three-years or available evidence indicates that realization is unlikely. Also, some additional requirements should be met for a public company, such as (i) additional supporting analysis to recognize deferred tax assets, (ii) the condition to recognize deferred tax assets based on a history of profitability, presenting taxable income in three out of the past five fiscal years (including the year being reported), and (iii) the prohibition of recognizing deferred tax assets if it is expected that they will be realized in more than 10 years as from the reporting date.

Under U.S. GAAP, companies use an asset and liability approach to calculate the income tax provision, as specified in SFAS No. 109 (Accounting for Income Taxes). Under this approach, companies recognize deferred tax assets or liabilities with a corresponding charge or credit to income for differences between the financial and tax basis of assets and liabilities at each year/period-end. Under U.S. GAAP, companies operating in highly inflationary environments do not record deferred taxes for differences relating to certain assets and liabilities that they remeasure into U.S. dollars at historical exchange rates and that result from changes in exchange rates or indexing to inflation in local currency for tax purposes. Companies recognize net operating loss carry-forwards arising from tax losses as assets and establish valuation allowances to reflect the amount that more likely than not will be recovered. Deferred tax effects are based on the enacted tax rates that are in effect when the temporary differences are expected to reverse. There may be differences in timing with respect to the recognition of the effects of changes in tax rates.

Employee Termination Costs in Restructuring Plan

Under Accounting Practices Adopted in Brazil, provision is made for estimated employee termination costs arising from the decision to restructure operations.

Under U.S. GAAP, this liability should be recorded only when several conditions are met, including: (i) the benefit arrangements have been communicated to the employees and (ii) the planned

termination is to be completed within a reasonable period of time from the date of approval of the plan of termination by management.

Stock-Based Compensation

Under Accounting Practices Adopted in Brazil, no expense for stock-based compensation, such as stock options, is usually recognized in the financial statements. The purchase of the stock by the employees is recorded as an increase in capital stock for the amount of the purchase price.

Prior to periods beginning after June 15, 2005, under U.S. GAAP, companies could account for non-cash stock-based compensation in accordance with the provisions of APB Opinion No. 25 (Accounting for Stock Issued to Employees) and its related interpretations, which state that no compensation expense is recognized for stock options or other stock-based awards to employees that are granted with an exercise price equal to or above the estimated fair value per share of the company's common stock on the date of the grant. In the event that stock options are granted with an exercise price below the estimated fair market value of the company's common stock at the date of the grant, the difference between the fair market value of the company's common stock and the exercise price of the stock option was recorded as deferred compensation. Deferred compensation was amortized to compensation expense over the vesting period of the related stock option.

SFAS No. 123 (Accounting for Stock Based Compensation) defined a fair value-based method of accounting for an employee stock option or similar equity instrument and encouraged all entities to adopt that method of accounting for all of their employee stock compensation plans. However, it also allowed an entity to continue to measure compensation cost for those plans using the intrinsic value based method of accounting prescribed by APB Opinion No. 25. Entities electing to remain with the accounting requirements in APB Opinion No. 25 were required to make pro forma disclosures of net income and, if presented, earnings per share, as if the fair value based method of accounting defined in SFAS No. 123 had been applied.

Under the fair value based method, compensation cost is measured at the date of the grant based on the value of the award and is recognized over the service period, which is usually the vesting period. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at the date of the grant or some other measurement date over the amount an employee must pay to acquire the stock. Most fixed stock option plans — the most common type of stock-based compensation plan — have no intrinsic value at the date of their grant, and under the intrinsic value based method no compensation cost is recognized. For periods beginning after June 15, 2005, U.S. GAAP requires a public entity that is not a small business issuer to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions) under the provisions of SFAS No. 123R (which was issued in December 2004 and amends SFAS No. 123).

Accounting for Guarantees by a Guarantor

Under Accounting Practices Adopted in Brazil, guarantees granted to third parties are recorded as off-balance sheet items. When fees are charged for issuing guarantees the fees are recognized as income over the guarantee period. When the guaranteed party has not honoured its commitments, the guarantor assumes a liability and a credit is recognized against the guaranteed party representing the right to seek reimbursement, with recognition of related allowances for losses when considered appropriate.

Under U.S. GAAP, through FASB Interpretation 45 ("FIN 45") (Guarantor's Accounting and Disclosure Requirements for Guarantees), issued in November 2002, a liability should be recognized at the inception of certain guarantees for the fair value of the obligation, including the ongoing obligation to stand ready to perform over the term of the guarantee for certain guarantees issued or modified after December 31, 2002. Specific disclosures of guarantees granted are also required under FIN 45.

Contingent Liabilities

Under Accounting Practices Adopted in Brazil, as from the beginning of 2006, contingent liabilities are accounted for in accordance with CVM Instruction 489 (Provisions, Contingent Liabilities and Contingent Assets). Under this standard, a provision is recognized when: (a) an entity has a present obligation (legal or constructive) as a result of a past event; (b) it is probable that an

outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. If these conditions are not met, no provision shall be recognized. However, contingent liabilities are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

Where the effect of the time value of money is material, the amount of a provision shall be the present value of the expenditures expected to be required to settle the obligation.

Contingent assets are not recognized in financial statements since this may result in the recognition of income that may never be realized. However, when the realization of income is virtually certain, then the related asset is not a contingent asset and its recognition is appropriate.

Under U.S. GAAP (FAS 5), existing contingencies are classified in accordance with the likelihood that a future event or events will confirm the loss or impairment of an asset or the incurrence of a liability. The classification ranges are probable, possible, and remote. An estimated loss from a loss contingency shall be accrued by a charge to income if: (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements and; (b) the amount of loss can be reasonably estimated.

Tax Incentive Investments

Under Accounting Practices Adopted in Brazil, tax incentive investments are recorded as an asset, with a corresponding credit to a reserve account in shareholders' equity.

Under U.S. GAAP, companies account for the credit as income, as an offset to income tax expenses.

Accounting Changes and Error Corrections

Under Accounting Practices Adopted in Brazil, prior period adjustments encompass corrections of errors in previously issued financial statements and the effects of changes in accounting principles. Accounting Practices Adopted in Brazil do not permit restatement of previous financial statements to provide consistency in reporting, which is required under U.S. GAAP in certain circumstances, and prior period adjustments are recorded as an adjustment to retained earnings of the year when the error has been identified.

Under U.S. GAAP, SFAS No. 154, an entity shall report a change in accounting principle through retrospective application of the new accounting principle to all prior periods, unless it is impracticable to do so. In addition, any material error in the financial statements of a prior period discovered subsequent to their issuance shall be reported as a prior-period adjustment by restating the prior-period financial statements.

Interest on Own Capital

Subject to certain limitations, Accounting Practices Adopted in Brazil permit companies to distribute or capitalize an amount of interest on shareholders' equity based on the government long-term interest rate (the "TJLP"). Such amounts are deducted for tax purposes and presented as a direct reduction of shareholders' equity.

Under U.S. GAAP, no similar concept exists and such payments are recorded in the same manner as dividends.

Statement of Cash Flows

Accounting Practices Adopted in Brazil requires a statement of changes in financial position to be presented, which depicts the sources and application of funds in terms of movement in working capital.

U.S. GAAP requires the presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities. SFAS No. 95 (Statement of Cash Flows) establishes specific presentation requirements and requires additional disclosures, such as the amount of interest and income taxes paid and non-cash financing and investing transactions, such as the acquisition of property, plant and equipment through capital leases, the utilization of escrow deposits in settlement of liabilities and debt for equity conversions, among others.

Related Parties

Accounting Practices Adopted in Brazil generally defines related parties in a more limited manner and requires fewer disclosures than those under U.S. GAAP. As a result, many of the disclosures required in the United States are not required in Brazil.

Derivative Financial Instruments

Under Accounting Practices Adopted in Brazil, for periods before June 30, 2002, requirements relating to disclosure of information about financial instruments not reflected on the balance sheet, and on the concentration of financial instruments with credit risk, was less detailed. For periods from June 30, 2002, the accounting principles prescribed by Accounting Practices Adopted in Brazil specifically applicable to accounting and reporting for marketable equity securities and derivative financial instruments have been amended by accounting practices established by the Central Bank for all financial institutions.

According to the accounting principles established by the Central Bank, derivative financial instruments are classified based on the intention for their use — whether for hedging or non-hedging purposes:

Transactions involving derivative financial instruments to meet customer needs or for own purposes that do not meet the hedge accounting criteria established by the Central Bank and primary derivatives used to manage global exposure are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

Derivative financial instruments contracted for hedging purposes or used to modify characteristics of assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at the inception date and over the life of the contract; and (ii) which are effective at reducing the risks associated with the exposure being hedged, are classified as hedges; as follows:

- ***Fair value hedge.*** The financial assets and liabilities and the related derivative financial instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and
- ***Cash flow hedge.*** The effective hedge portion of financial assets and liabilities is accounted for at fair value and unrealized gains and losses are recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses — marketable securities and derivative financial instruments". The non-effective hedge portion is recognized currently in earnings.

SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities.

It requires that all derivatives are recognized as either assets or liabilities in the statement of financial position and measured at fair value. If certain conditions are met, a derivative may be specifically designated as:

- a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;
- a hedge of the exposure to variable cash flows of a forecasted transaction;
- a hedge of the foreign currency exposure of:
  - a net investment in a foreign operation;
  - an unrecognized firm commitment;
  - an available-for-sale security; or
  - a foreign-currency-denominated forecasted transaction.

The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income, certain formal documentation requirements must be met in order to designate a derivative as a hedging instrument. If the derivative is a

hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (ii) held in equity until the hedged item is recognized in income. If the hedge criteria are no longer met, the derivative instrument is then accounted for as a trading instrument. If a derivative instrument designated in a cash flow hedge is terminated, depending upon the cause of the hedge termination, the gain or loss on the hedging instrument is either recognized immediately or deferred and amortized over the shorter of the remaining contractual life of the instrument or the maturity of the hedged item.

Earnings Per Share

Under Accounting Practices Adopted in Brazil earnings per share is normally computed on the number of shares outstanding at the end of the year, although it is acceptable to use a weighted-average basis.

Under U.S. GAAP, SFAS No. 128 (Earnings per Share), publicly held companies must present earnings per share, which includes earnings per share from continuing operations and net income per share on the face of the income statement, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the income statement or in a note.

SFAS No. 128 also requires a dual presentation: basic and diluted. Companies should base computations of basic and diluted earnings per share data on the weighted average number of common shares outstanding during the period and all dilutive potential common shares outstanding during each period presented, respectively.

Use of Estimates

Under Accounting Practices Adopted in Brazil, there are no requirements on disclosure of the use of estimates in the preparation of financial statements.

Under U.S. GAAP, SOP No. 94-6 requires financial statement disclosure about the nature of a company's operations and the use of estimates in the preparation of its financial statements. In addition, if certain criteria are met, it requires the disclosure of significant estimates affecting the financial statements and sensitivity to certain concentrations of business transactions, revenue and supply resources and areas of operation.

Sales of Property Subject to Rental Contracts

Under Accounting Practices Adopted in Brazil, gains and losses on sales of property subject to rental contracts are directly recorded in current earnings and disclosure requirements are generally not as comprehensive as those under U.S. GAAP.

Under U.S. GAAP, these sales are recorded pursuant to SFAS No. 13, SFAS No. 98 (Accounting for Leases) and SFAS No. 28 (Accounting for Sales with Leasebacks). These transactions are classified as sale-leasebacks involving operating leases and are therefore recorded as sales, removing all property from the balance sheet upon meeting specific criteria. Gains resulting from the sales are recognized depending on 1) whether or not the seller-lessee relinquishes the right to substantially all of the remaining use of the property sold. However, if the amount of the rentals called for by the lease is unreasonable under market conditions at the inception of the lease; an appropriate amount shall be deferred or accrued, by adjusting the profit or loss on the sale, and amortized over the lease term; 2) whether or not the seller-lessee retains more than a minor part but less than substantially all of the use of the property through the leaseback and realizes profit on the sale in excess of the present value of the minimum lease payments over the lease term; or 3) whether or not the property at the time of the transaction is less than its undepreciated cost, in which case a loss shall be recognized immediately up to the amount of the difference between undepreciated cost and fair value.

Comprehensive Income

Accounting Practices Adopted in Brazil do not include the concept of comprehensive income.

U.S. GAAP, SFAS No. 130 (Reporting Comprehensive Income), requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and "other comprehensive income" that includes charges or credits directly to equity that do not result from transactions with

owners. Examples of other comprehensive income items are cumulative translation adjustments under SFAS No. 52, unrealized gains and losses under SFAS No. 115, as well as the effects of cash flow hedge accounting under SFAS No. 133 and minimum pension liabilities under SFAS No. 87.

Financial Statement Note Disclosure

Accounting Practices Adopted in Brazil, in general, require less information to be disclosed in financial statement footnotes than those required under U.S. GAAP. Disclosures required under U.S. GAAP not typically found in financial statements prepared in accordance with Accounting Practices Adopted in Brazil include, but are not limited to, the following:

- general business, political and economic risks;
- details of guarantees provided to third parties;
- advertising expenses and assets;
- research and development costs;
- analysis of sales by geographical area;
- financing facilities and terms;
- financial information by operating business and geographical areas; and
- footnote disclosure of summarized financial statements of affiliated companies which meet certain significance tests.

Accounting Practices Adopted in Brazil generally requires more disclosure than U.S. GAAP with respect to insurance coverage, parent company financial statements and details of investments in affiliated and subsidiary companies.

Allowance for Loan Losses

Under Accounting Practices Adopted in Brazil, the allowance for loan losses is calculated based on Resolution 2,682 of the National Monetary Council, which requires classification of loans into nine categories ranging from AA (0% allowance) to H (100% allowance) in accordance with risk assessments prepared by the bank and minimum overdue periods. Resolution 2,682 regulates the minimum percentage in relation to the risk provision. Nevertheless, the Bank may, at its own discretion, determine greater percentages in relation to risk provision.

Under U.S. GAAP, and SFAS No. 114 -"Accounting for Impairment of a Loan by a Creditor", (Accounting by Creditors for Impairment of a Loan), as amended by SFAS No. 118, a loan is impaired when it is probable that that a creditor will not collect all amounts due under the contractual terms of the loan arrangement. SFAS No. 114 requires that impairment be measured, depending on the circumstances, based on:

- the present value of future cash flows discounted at the loan's effective interest rate;
- the observable market value of the loan; or
- for collateral-dependent loans, the fair value of the underlying collateral.

Large groups of smaller-balance homogenous loans, such as credit card and residential mortgage loans, are evaluated collectively for impairment pursuant to SFAS No. 5 – (Accounting for Contingencies) and excluded from requirements for individual evaluation.

Interest Recognition — Nonperforming Loans

Under Accounting Practices Adopted in Brazil, previously accrued but uncollected interest on non-performing loans or loans in arrears are not reversed at the time the loan ceases to accrue interest. Currently, Central Bank regulations require that interest not be accrued on loans in arrears more than 60 days and that the loan principal be maintained in nominal currency.

Under U.S. GAAP recognition of interest on commercial loans is generally discontinued when management believes, based on current information and events, that it will be unable to collect all amounts due in accordance with the contractual terms of the loan agreement. Such loans are considered non-performing and become subject to review for impairment in accordance with SFAS No. 114 as discussed above. Interest income on an impaired loan may be recognized using the cost-recovery method, on a cash basis, or a combination of both.

Accrued Interest and Indexation Adjustments

Under Accounting Practices Adopted in Brazil companies (including us) present accrued interest and indexation adjustments with the principal amounts.

Under U.S. GAAP companies present accrued interest and indexation adjustments separately. Under certain circumstances, an index adjustment feature could result in an embedded derivative that would be bifurcated from the host contract and accounted for as a derivative pursuant to SFAS No. 133.

Recoveries of Loans Previously Charged-Off

Under Accounting Practices Adopted in Brazil, recoveries of loans previously charged-off are reflected in income on a cash basis. The Central Bank also permits the reversal of the write-off provided that there is a relevant payment or change in the credit/financial situation of the debtor; for example, change of control, additional guarantees, etc.

Under U.S. GAAP, recoveries of loans previously charged-off are initially recorded as an increase to the allowance for loan losses.

Leasing Operations as a Lessee

Under Accounting Practices Adopted in Brazil, all leases are treated as operating leases and the expense is recognized at the time each lease instalment falls due. The leasing operations are record on the basis of accounting principles prescribed by the Central Bank.

Under U.S. GAAP, lease capitalization is required if certain conditions are met and, for operating leases, expense is recognized ratably over the lease term.

Leasing Operations as a Lessor

Under Accounting Practices Adopted in Brazil, gains on the sale of leased assets are recognized as income when the purchase options relating to such assets are exercised. Losses on sales of leased assets are deferred and amortized over the remaining useful lives of the assets, at rates determined by applicable tax legislation.

Central Bank regulations require that an adjustment be made to the book value of the leasing portfolio corresponding to present value, utilizing the internal rate of return of each contract. The amount of the adjustment is recorded as an excess or insufficiency of depreciation in the property for the lease balance sheet account and credited or charged to other operating income expenses. Lease-financing receivables are recorded at initial contract amounts and adjusted for inflation in conformity with the criteria and indices established by each contract. Corresponding adjustments to unearned lease income and to income are amortized over the lives of the respective contracts.

Under U.S. GAAP, in the case of cleases, companies report gross lease receivables at the principal amount outstanding plus lease income receivable and guaranteed residual value. They show unearned lease income separately as a deduction from capital the gross lease receivables.

Loan Origination Fees

Under Accounting Practices Adopted in Brazil, non-reimbursable fees such as credit card fees received from clients in connection with loan origination are credited in full to income when received. Likewise, all costs associated with the origination of a loan are expensed when incurred.

Under U.S. GAAP, loan origination fees such as credit card fees are deferred and recognized over the life of each related loan as an adjustment of its yield, and certain direct loan origination costs are capitalized and recognized over the life of the loans as a reduction of the loan's yield.

Employee Pension Costs and Other Post-Employment Benefits

Under Accounting Practices Adopted in Brazil, employee pension costs and other benefits are accounted for in accordance with CVM 371 should be applied by plan sponsors that are public companies to account for employee benefits including pension costs and other-post-employment benefits. Under this standard an actuarial method is used for determining defined benefit pension costs and other post-employment benefits and provides for the deferral of actuarial gains and losses (in

excess of a specified corridor). Defined contribution pension plans and other post-employment benefits require the recognition as an expense of contributions when they fall due.

Under U.S. GAAP, employee pension costs are recognized in accordance with SFAS No. 87, "Employers' Accounting for Pensions." In addition to differences in cost recognition, the disclosures required with respect to employee pension plans are considerably more detailed under U.S. GAAP.

SFAS No. 87 does not apply to social security systems under which the Government pays pensions to retirees and obtains funds through payroll taxes or levies on employees. Under such systems, employers normally have no responsibility to make the pension payments, and there is no relationship between the taxes paid and recorded by the employer, and the pensions paid by the Government.

SFAS No. 87 requires the use of an actuarial method for determining defined benefit pension costs and provides for the deferral of actuarial gains and losses (in excess of a specific corridor) that result from changes in assumptions or actual experience differing from that assumed. SFAS No. 87 also provides for the prospective amortization of costs related to changes in a defined benefit plan, as well as the obligation resulting from transition, and also requires disclosure of the components of net periodic pension cost and the funded status of pension plans.

SFAS No. 106, "Employers' Accounting for Post-retirement Benefits other than Pensions," applies to all post-retirement benefits related to life insurance provided outside a pension plan or to other post-retirement health care and welfare benefits expected to be provided by an employer to current and former employees. SFAS No. 106 is similar to SFAS No. 87, in that the cost of a post-retirement benefit plan should be recognized over the employees' service periods, and that actuarial assumptions are used to project the cost of health care benefits and the present value thereof. Under SFAS No. 106, a company is required to describe the plan, employee groups covered, type of benefits provided, funding policy, types of assets held, and any matter affecting comparability, among other disclosures.

SFAS No. 112, "Employers' Accounting for Post-employment Benefits," establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. Post-employment benefits include, but are not limited to, salary continuation, severance benefits, disability, counselling and continuation of benefits such as healthcare and life insurance coverage. SFAS No. 112 requires employers to recognize the obligation to provide post-employment benefits in accordance with SFAS No. 43, "Accounting for Compensated Absences," if the obligation is attributable to employees' service already rendered, employees' rights to those benefits are vested, payment of the benefits is probable, and the amount of the benefit can be reasonably estimated. If those four conditions are not met, the employer should account for post-employment benefits when it is probable that a liability has been incurred and the amount can be reasonably estimated in accordance with SFAS No. 5, "Accounting for Contingencies."

SFAS No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans", effective on December 31, 2006, requires companies, among others, to recognize the funded status of defined pension and other postretirement plans as a net asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income to the extent those changes are not included in the net period cost.

Segment Reporting

Under accounting practices adopted in Brazil, there is no requirement for financial reporting of operating segments.

U.S. GAAP, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," requires public companies to report both financial and descriptive information about its reportable operating segments. Reportable operating segments are defined as those about which separate financial information is available and is regularly evaluated by the chief decision maker. Generally, financial information to be reported will be on the basis used internally for evaluating segment performance. Financial information to be disclosed includes segment profit or loss, certain specific revenue and expense items and segment assets, as well as a reconciliation of total segment revenues, profit or loss and assets to the corresponding amounts in the financial statements.

DESCRIPTION OF CERTAIN DIFFERENCES BETWEEN ACCOUNTING PRACTICES ADOPTED IN BRAZIL AND INTERNATIONAL FINANCIAL REPORTING STANDARDS

General Information

This Program Circular contains financial information relating to us, which has been prepared in accordance with the Brazilian Corporate Legislation Method ("Accounting Practices Adopted in Brazil"). There are certain differences between accounting principles under Accounting Practices Adopted in Brazil and International Financial Reporting Standards (or IFRS), which incorporates all existing International Accounting Standards (IAS), that are relevant to the financial information presented herein. The following is a summary of some of the principal differences; however, this summary does not purport to be complete and should not be construed as exhaustive. In reading this summary, prospective investors in the Notes should also have regard to the following considerations:

Future differences between the Accounting Practices Adopted in Brazil and IFRS resulting from future changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary and no attempt has been made to identify any such future events, ongoing work and decisions of the regulatory bodies that promulgate the Accounting Practices Adopted in Brazil and IFRS; which can affect future comparisons between the Accounting Practices Adopted in Brazil and IFRS, including the current differences disclosed in this summary. This summary does not purport to be complete and is subject to, and qualified in its entirety by, reference to the respective pronouncements of the Brazilian and International accounting professional bodies. Prospective investors should also consult their own professional advisors for an understanding of the differences between the Accounting Practices Adopted in Brazil and IFRS and how those differences might impact the financial information presented herein.

Accounting principles and standards used in Brazil, and applied by us in the presentation of our consolidated financial statements included in this Program Circular, are established in accordance with Accounting Practices Adopted in Brazil, and interpretative statements issued by IBRACON, the Brazilian accounting professional body. These accounting principles and standards, in the case of listed companies under the jurisdiction of the CVM, are complemented by certain additional instructions issued by the CVM. In addition, the CVM and other regulatory entities such as the Central Bank, the banking regulator, and the Superintendência de Seguros Privados (Private Insurance Superintendency or SUSEP), the insurance sector regulator, provide additional industry specific guidelines.

Brazilian standards differ in certain material respects from IFRS. Unlike IFRS, under the Accounting Practices Adopted in Brazil, there are no specific principles relating to certain matters such as: business combinations; financial instruments; accounting and reporting for research and development costs and leases. The level of disclosure in the Notes to the financial statements may also differ significantly.

Inflation Accounting Principles

Under Accounting Practices Adopted in Brazil, because of the highly inflationary conditions that historically existed in Brazil, a form of inflation accounting, referred to as monetary correction, has been in use for many years to minimize the impact of distortions in financial statements caused by inflation.

Inflation accounting adjustments were required from 1977 until December 31, 1995. Therefore, our financial statements prepared in accordance with the Accounting Practices Adopted in Brazil for periods after December 31, 1995 do not include the effects of inflation accounting, except for effects on depreciation and the amortization of assets that were monetarily corrected prior to January 1, 1996, and any gains or losses resulting from the sale or other disposition of such assets.

Under IFRS, inflation accounting following the methodology prescribed by IAS 29 (Financial Reporting in Hyperinflationary Economies) is required for companies which report in local currency and which operate in hyper-inflationary economies in which cumulative inflation has exceeded 100% over the preceding three years. However, other indicators prescribed by IAS 29 can be taken into consideration along with the 100% three year inflation limit. As a result, considering this quantitative limit for IFRS purposes, financial statements should be adjusted for the effects of inflation to the date on which the Brazilian economy was no longer deemed to be hyper-inflationary, which was as from July 1, 1997. However, in practice considering all other factors January 1, 1997 is also an acceptable date.

Business Combinations, Purchase Accounting and Goodwill

Under Accounting Practices Adopted in Brazil, accounting standards do not specifically address business combinations and purchase accounting, however, a purchase method is generally applied based on book values. Goodwill or negative goodwill on the acquisition of a company is computed as the difference between the cost of the acquisition and its underlying book value. The excess of cost over the net book value of an acquired company is recorded as goodwill in accordance with one of the following classifications: step-up basis of the assets due to differences in the carrying values and fair values of the assets, future profitability and others. Such goodwill is amortized as follows, depending on its classification:

- Step-up basis of the assets: Goodwill or negative goodwill should be amortized proportionally over the remaining estimated useful lives of the corresponding assets of the acquired company;
- Future profitability: Goodwill or negative goodwill should be amortized during the time expected results are to be realized. In this case, the amortization period should not exceed ten years; and
- Others (non-justified goodwill based on the economic factors): Goodwill should be expensed immediately. Negative goodwill should not be amortized to income until the related investment is sold or written off.

For tax purposes, the amortization of goodwill or negative goodwill is generally not included in the determination of taxable income for the period. However, pursuant to certain tax strategies relating to corporate restructurings, the amortization of goodwill and negative goodwill are included in the determination of taxable income. The minimum amortization period accepted is 5 years, depending on how the goodwill is classified.

IFRS 3 (Business Combinations) requires, among other things, that all business combinations, except those involving entities under common control be accounted for by a single method – the purchase method. The acquiring company records identifiable assets and liabilities acquired at their fair values. The shares issued in exchange for shares of other companies are accounted for at fair value based on the market price.

In addition, IFRS 3 sets out detailed guidelines as to the recognition of intangible assets. Under IFRS 3 and IAS 38, "Goodwill and Other Intangible Assets", goodwill and other intangible assets with indefinite lives are no longer amortized. Under IFRS 3, the amount of goodwill will be evaluated for impairment annually, and in the case of impairment, the recorded value will be adjusted accordingly. If assets other than cash are distributed as part of the purchase price, such assets should be valued at fair value. Finite-lived intangible assets are generally amortized on a straight-line basis over the estimated period benefited. The client deposit and relationship portfolio intangible asset is recorded and amortized over a period in which the asset is expected to contribute directly or indirectly to the future cash flows. Negative goodwill is recognized as a gain in the statement of operations.

Marketable Debt and Equity Securities

Under Accounting Practices Adopted in Brazil, for periods before June 30, 2002, marketable debt and equity securities are generally stated at the lower of cost or market value, and reflect realized gains and losses in income. For periods from June 30, 2002, the accounting principles prescribed by Accounting Practices Adopted in Brazil specifically applicable to accounting for and reporting marketable and equity securities and derivative financial instruments have been amended by accounting practices established by the Central Bank for all financial institutions.

According to the accounting practices established by the Central Bank, marketable securities must be classified into one of three categories, based on the intent of management, and accounted for as follows:

Trading securities — marketable securities acquired for trading purposes. These are stated at cost plus accrued interest and adjusted to their fair values. Unrealized gains and losses are recognized currently in earnings.

Securities available for sale — marketable securities which may become available for sale as a result of changes in interest rates, changes in payment conditions or other factors. They are stated at cost plus accrued interest, and adjusted to their fair value, with the related interest income recognized currently, and unrealized gains and losses recorded as a separate component of stockholders' equity,

net of applicable taxes, in "Unrealized gains and losses — marketable securities and derivative financial instruments".

Securities held to maturity — marketable securities for which there is both the intention and financial capacity on the part of the company to retain them until maturity. They are carried at cost plus accrued interest.

Under IFRS, in accordance with IAS 39 "Financial Instruments: Recognition and Measurement", for enterprises in industries not having specialized accounting practices, marketable securities are carried at: (i) amortized cost (debt securities held to maturity); (ii) at market value with gains and losses reflected in income (debt and equity securities classified as held for trading); or (iii) at market value with gains and losses reflected in equity (debt and equity securities classified as available for sale). In addition, if the financial asset is impaired, any previous gain or loss that has been recognized directly in equity is recognized in earnings.

Leasing Agreements as Capital Leases

Under Accounting Practices Adopted in Brazil, all leases are treated as operating leases and the expense is recognized at the time each lease instalment falls due. The leasing operations are record on the basis of accounting principles prescribed by the Central Bank.

Under IFRS 17 ("Leases"), lease capitalization is required if certain conditions are met. Under this accounting method, both an asset and an obligation are recorded in the financial statements and the asset is depreciated in a manner consistent with the normal depreciation policy for owned assets.

Software for Internal Use

Under accounting practices adopted in Brazil, computer development costs are generally capitalized at cost and amortized at annual rates of 20%.

Under IFRS, intangible assets, which include software, shall be recognized only if it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably and after meeting specific requirements relative to the development phase.

Derivative Financial Instruments

Under Accounting Practices Adopted in Brazil, for periods before June 30, 2002, requirements relating to disclosure of information about financial instruments not reflected on the balance sheet, and on the concentration of financial instruments with credit risk, was less detailed. For periods from June 30, 2002, the accounting principles prescribed by Accounting Practices Adopted in Brazil specifically applicable to accounting and reporting for marketable equity securities and derivative financial instruments have been amended by accounting practices established by the Central Bank for all financial institutions.

According to the accounting principles established by the Central Bank, derivative financial instruments are classified based on the intention for their use — whether for hedging or non-hedging purposes:

Transactions involving derivative financial instruments to meet customer needs or for own purposes that do not meet the hedge accounting criteria established by the Central Bank and primary derivatives used to manage global exposure are accounted for at fair value with unrealized gains and losses recognized currently in earnings.

Derivative financial instruments contracted for hedging purposes or used to modify characteristics of assets or liabilities and (i) which are highly correlated with respect to changes in fair value in relation to the fair value of the item being hedged, both at the inception date and over the life of the contract; and (ii) which are effective at reducing the risks associated with the exposure being hedged, are classified as hedges; as follows:

- ***Fair value hedge***. The financial assets and liabilities and the related derivative financial instruments are accounted for at fair value and offsetting gains or losses recognized currently in earnings; and

- *Cash flow hedge.* The effective hedge portion of financial assets and liabilities is accounted for at fair value and unrealized gains and losses are recorded as a separate component of stockholders' equity, net of applicable taxes, in "Unrealized gains and losses — marketable securities and derivative financial instruments". The non-effective hedge portion is recognized currently in earnings.

IAS 39 "Financial Instruments: Recognition and Measurement" requires that a company recognize all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.

The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Certain formal documentation requirements must be met in order to designate a derivative as a hedging instrument. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either: (i) offset against the change in fair value of the hedged asset, liability or firm commitment through income; or (ii) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income.

Equity Method of Accounting

Under Accounting Practices Adopted in Brazil, a company is required to record an original investment in the equity of another entity at cost which is thereafter periodically adjusted to recognize the investor's share of the investee's earnings or losses after the date of original investment. A Brazilian parent company is required to use the equity method of accounting to record investments in: (a) its subsidiaries (companies that are controlled by the parent company), in its stand-alone financial statements, and (b) its affiliates (companies in which the parent company owns at least 10% of the issued share capital without controlling it) over whose management it exerts influence or in which it owns 20% or more of the capital, if the aggregate book value of all such investments is equal to or greater than 15% of the shareholders' equity of the parent company or, if the book value of an investment in any single subsidiary or affiliate is equal to or greater than 10% of the shareholders' equity of the parent company. Accounting Practices Adopted in Brazil establishes certain factors that are indicative of the fact that the company exerts influence.

Under IFRS (IAS 28), the equity method of accounting is applicable to those investments: (i) in which the investor has significant influence over the investee, which is generally represented by 20% or more of the voting power, without controlling the entity where consolidation is required (see topic below).

Consolidation and Proportional Consolidation

Accounting Practices Adopted in Brazil Consolidation generally requires publicly traded companies to consolidate their subsidiaries. In addition, financial institutions must consolidate in their financial statements, companies in Brazil or abroad, in which they have a controlling interest. For the purposes of such consolidation, controlling interest means the right, whether by shareholders' agreement or otherwise to:

- direct corporate resolutions;
- appoint or remove the majority of directors or executive officers;
- exercise operational control (for example, companies with a common management or sharing a trade name or trademark); or
- exercise corporate control (including indirect participation — shares held by related parties and through funds).

Equity investments in joint-venture companies may be consolidated on a proportional basis, provided that the Central Bank approves such consolidation.

Under IFRS (IAS 27), the usual condition for consolidation is to have control, which is generally presumed to exist when the parent company owns, directly or indirectly through subsidiaries, more than half of the voting power of the entity. Joint ventures are consolidated proportionally.

Consolidation of Variable Interest Entities and Special Purpose Entities

Under accounting practices adopted in Brazil, the Securities Commission (known as the "CVM") recently issued a rule that determines that Special Purposes Entities (SPE's) must be consolidated when

the essence of its relationship with the company indicates that activities of the SPE are directly or indirectly controlled by the company. An SPE is considered to be controlled by a company when its activities are conducted in the name of the company, or substantially for the company's specific operational support when, directly or indirectly:

(a) The company has the ability for decision making or has the rights to obtain the majority of rewards of the SPE's operations.

(b) The company is subject to substantive risks of ownership of SPE.

When applicable, the following information must be disclosed in the Notes to the financial statements:

(c) The nature, purpose, size, and activities of the SPE;

(d) The nature of its involvement with the SPE and potential exposure to losses;

(e) The type of exposure to losses due to the relationship with the SPE; and

(f) Any guarantees given in favour of the SPE.

Additionally, when a company has relevant rights or is exposed relevant risks related to its relationship with the SPE, but does not fall within the scope of consolidation, the following information must be disclosed:

(g) The nature, purpose, size, and activities of the SPE;

(h) The nature of its involvement with the SPE;

(i) The type of exposure to losses due to the relationship with the SPE; and

(j) Indemnification of the primary beneficiary to the activities of the SPE.

IFRS does not differ significantly from BRGAAP. An SPEs may be created to accomplish a narrow and well-defined objective. Such a special purpose entity may take the form of a corporation, trust, partnership or unincorporated entity, and is often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustees or management.

The sponsor frequently transfers assets to the SPE, obtains rights to use assets held by the SPE or performs services for the SPE, while other parties may provide funding. An entity that engages in transactions with the SPE (frequently the creator or sponsor) may in substance control the SPE. SPEs shall be consolidated when the substance of the relationship between an entity and the SPE indicates that the SPE is controlled by that entity.

Income Taxes

Under Accounting Practices Adopted in Brazil, the methods adopted for the recording of income taxes are similar to U.S. GAAP, but their practical application may lead to different results in certain circumstances. The recognition of tax credits derived from temporary differences and tax losses is an area that requires, within Accounting Practices Adopted in Brazil, considerable judgment. In general, tax credits are recognized when there is evidence of future realization, in a continuous operation. Generally, tax credits can be accounted for only if (a) the loss has been caused by identified and unusual events and the probability of new and similar events is unlikely; (b) there is an expectation of generating positive results for subsequent periods, as well as generation of tax liabilities to permit the realization of tax credits, properly verified through a technical analysis, and (c) there are tax obligations accounted for as liabilities, up to the limit and corresponding to the same period, in order to apply the tax credit. Tax credit recognition rules prohibit maintaining the tax credit whenever there has been a tax loss for the last three-years or available evidence indicates that realization is unlikely. Also, some additional requirements should be met for a public company, such as (i) additional supporting analysis to recognize deferred tax assets, (ii) the condition to recognize deferred tax assets based on a history of profitability, presenting taxable income in three out of the past five fiscal years (including the year being reported), and (iii) the prohibition of recognizing deferred tax assets if it is expected that they will be realized in more than 10 years as from the reporting date.

Under IFRS, the liability method is used to calculate the income tax provision, as specified in IAS 12, "Income Taxes". Under the liability method, deferred tax assets or liabilities are recognized with a

corresponding charge or credit to income for differences between the financial and tax basis of assets and liabilities at each year/period end. Deferred taxes are computed based on the enacted tax rate of income taxes. Net operating loss carry forwards arising from tax losses are recognized as assets. The deferred tax asset shall be recognized to the extent that it is probable that future taxable profit will result in the realization of such deferred tax asset.

Accounting for Guarantees by a Guarantor

Under Accounting Practices Adopted in Brazil, guarantees granted to third parties are recorded as off-balance sheet items. When fees are charged for issuing guarantees the fees are recognized as income over the guarantee period. When the guaranteed party has not honoured its commitments, the guarantor assumes a liability and a credit is recognized against the guaranteed party representing the right to seek reimbursement, with recognition of related allowances for losses when considered appropriate.

Under IFRS 37 "Provisions, Contingent Liabilities and Contingent Assets", a guarantee shall be recognized when: a) a present obligation (legal or constructive) exists a result of a past event; b) it is probable that the outflow of resources embodying economic benefits will be required to settle the obligation; and c) a reliable estimate can be made of the amount of the obligations.

Employee Pension Costs and Other Post-Employment Benefits

Under Accounting Practices Adopted in Brazil, employee pension costs and other benefits are accounted for in accordance with the CVM 371 should be applied by plan sponsors that are public companies to account for employee benefits including pension costs and other-post-employment benefits. Under this standard an actuarial method is used for determining defined benefit pension costs and other post-employment benefits and provides for the deferral of actuarial gains and losses (in excess of a specified corridor). Defined contribution pension plans and other post-employment benefits require the recognition as an expense of contributions when they fall due.

Under IFRS employee pension costs are recognized in accordance with IAS 19 (Employee Benefits). This Standard identifies four categories of employee benefits:

(a) Short-term employee benefits, such as wages, salaries and social security contributions, paid annual leave and paid sick leave, profit-sharing and bonuses (if payable within twelve months of the end of the period) and non-monetary benefits (such as medical care, housing, cars and free or subsidized goods or services) for current employees;

When an employee has rendered service to an entity during an accounting period, the entity shall recognize the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service:

(i) as a liability (accrued expense), after deducting any amount already paid. If the amount already paid exceeds the undiscounted amount of the benefits, an entity shall recognize that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or a cash refund; and

(ii) as an expense, unless another Standard requires or permits the inclusion of the benefits in the cost of an asset (for example, IAS 2 Inventories and IAS 16 Property, Plant and Equipment).

(b) Post-employment benefits such as pensions, other retirement benefits, post-employment life insurance and post-employment medical care;

When an employee has rendered service to an entity during a period, the entity shall recognize the contribution payable to a defined contribution plan in exchange for that service:

(i) as a liability (accrued expense), after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the balance sheet date, an entity shall recognize that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or a cash refund; and

(ii) as an expense, unless another Standard requires or permits the inclusion of the contribution in the cost of an asset (for example, IAS 2 Inventories and IAS 16 Property, Plant and Equipment).

(c) Other long-term employee benefits, including long-service leave or sabbatical leave, jubilee or other long-service benefits, long-term disability benefits and, if they are payable twelve months or more after the end of the period, profit-sharing, bonuses and deferred compensation. The amount to be recognized as a liability for other long-term employee benefits shall be the net of the present value of the defined benefit obligation minus the fair value of the plan assets out of which the obligation is to be settled directly.

(d) Termination benefits, which are recognized as a liability when, and only when, the entity demonstrates to be committed to (i) terminate the employment of an employee or group before the normal retirement; and (ii) provide termination benefits as a result of an offer made in order to encourage voluntary retirement.

Cash and Cash Equivalents

Under Accounting Practices Adopted in Brazil, cash and cash equivalents are not defined or presented in the same context as IFRS. Cash equivalents in Brazil are usually considered readily available funds such as cash and overnight applications.

IFRS 7, "Cash Flow Statement" defines cash equivalents as short term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Generally, only investments with original maturities of three months or less qualify under that definition.

Earnings Per Share

Under Accounting Practices Adopted in Brazil earnings per share is normally computed on the number of shares outstanding at the end of the year, although it is acceptable to use a weighted-average basis.

Under IFRS, in accordance with IAS 33 "Earnings per Share (EPS)", the presentation of earnings per share must be disclosed on the face of the income statement by enterprises with publicly traded ordinary shares (as defined) or potential ordinary shares (as defined), or those in the process of issuing such instruments. The EPS data do be presented is basic EPS and diluted EPS for each class of ordinary share. EPS based on alternative measures of earnings also may be presented if required. Computations of basic and diluted earnings per share data should be based on the weighted average number of common shares outstanding during the period and all potentially dilutive common shares outstanding during each period presented, respectively.

Statement of Cash Flows

Accounting Practices Adopted in Brazil requires a statement of changes in financial position to be presented, which depicts the sources and application of funds in terms of movement in working capital.

IFRS requires presentation of a statement of cash flows describing the cash flows provided by or used in operating, investing and financing activities. IAS 7,"Statement of Cash Flows" establishes that an enterprise should choose its own policy for classifying interest and dividends paid as operating or financing activities. Taxes paid should be classified as operating activities unless they can be identified specifically with, and therefore classified as, financing or investing activities.

Segment Reporting

Under accounting practices adopted in Brazil, there is no requirement for financial reporting of operating segments.

Under IFRS, publicly held companies should report both financial and descriptive information about their reportable segments. Reportable segments are defined as those about which separate financial information is available and is regularly evaluated by the chief executive officers. Segment information is given about any operating segment that broadly accounts for 10% or more of all segment revenue, results of operating activities, or total assets. Generally, companies will report financial information on the basis used internally for evaluating segment performance. Financial information to be disclosed include segment profit or loss, certain specific revenue and expense items and segment assets as well as reconciliation of total segment revenues, profit or loss and assets to the corresponding amounts in the financial statements.

INDEX TO FINANCIAL STATEMENTS



Banco do Brasil S.A

Independent Auditors' Report on The Special Review of the Quarterly Financial Information for the Quarter Ended on March 31, 2007

A free translation of the original report in Portuguese as published in Brazil containing Quarterly Financial Information prepared in accordance with the regulations issued by the Brazilian Securities and Exchange Commission (CVM) specifically applicable to the preparation of the Quarterly Financial Information)



KPMG Auditores Independentes
Financial Services
SBS Quadra 2 - Bloco Q - Lote 3
Salas 708 a 711 - Ed. João Carlos Saad
70070-120 Brasília, DF - Brasil
Caixa Postal 8723
70312-970 Brasília, DF - Brasil

Central Tel 55 (61) 2104-2400
Fax 55 (61) 2104-2406
Internet www.kpmg.com.br

Independent auditors' special review report

To
The Board of Directors and Shareholders
Banco do Brasil S.A.
Brasília - DF

1. We have conducted a special review of the Quarterly Financial Information for Banco do Brasil S.A., individual and consolidated, for the quarter ended March 31, 2007, comprising the balance sheet, the statement of income, the performance analysis of results and relevant information, prepared in compliance with accounting practices adopted in Brazil. The financial statements of certain foreign branches, in which the assets, shareholders' equity and the net income totaled R$ 10,516 million, R$ 568 million and R$ 11 million, respectively, as of March 31, 2007, were reviewed by other independent auditors. Our opinion, insofar as it relates to the balances of these foreign branches is based solely on the reports of other independent auditors.

2. Our review was performed in accordance with auditing standards established by IBRACON - (Brazilian Institute of Independent Auditors) and the Federal Council of Accountancy (CFC), which comprised mainly: (a) inquiries and discussion with management responsible for the accounting, financial and operational areas of the Bank, regarding the principal criteria adopted in the preparation of the Quarterly Financial Information and (b) a review of the information and subsequent events which may have a material effect on the Bank's financial position and operations.

3. Based on our special review and the reports prepared by the other independent auditors, as mentioned in the first paragraph, we are not aware of any material changes that should be made to the Quarterly Financial Information described above, in accordance with the regulations issued by the Brazilian Securities and Exchange Commission (CVM) specifically applicable to the preparation of the Quarterly Financial Information.

4. The statement of cash flows and added value of Banco do Brasil S.A. (Individual) and Banco do Brasil S.A. and its subsidiaries (Consolidated) as of March 31, 2007, which are not required by the accounting practices adopted in Brazil, are being presented as supplementary information. This supplementary information were subject to the same special review procedures as those applied to the Quarterly Financial Information described in the second paragraph and, in our opinion, are presented fairly, in all material respects, in relation to the Quarterly Financial Information described in the first paragraph taken as a whole.

KPMG Auditores Independentes é uma sociedade brasileira, simples, membro da KPMG International, uma cooperativa suíça.

KPMG Auditores Independentes, is a Brazilian entity, the member firm of KPMG International, a Swiss cooperative.



5. As described in Note 19(a), as of March 31, 2007, the Bank has assets recorded in the amount of R$ 8,637 million related to income tax and social contribution tax credits, the realization and maintenance of which are contingent upon the future generation of taxable income and compliance with the regulations defined in Resolutions 3059/02 and 3355/06, issued by the Brazilian Monetary Council.

6. As mentioned in Note 18(d), the Bank has filed a claim to fully offset accumulated tax losses arising from income tax and negative social contribution tax bases. The Management of the Bank, based on the opinion of its legal counsel, understands that the abovementioned claim will be accepted by the Court and has made judicial deposits in amounts that exceed the annual limits established on the tax legislation. In the event of a decision that is unfavorable to the Bank, the corresponding judicial deposits, which total R$5,703 (on 70% of the amount offset), as of March 31, 2007, will be written off as expense. The resulting tax credit that may be recorded is contingent upon an analysis of the prospects of its realization and its adherence to the rules defined by Resolutions 3059/02 and 3355/06 of the Brazilian Monetary Council. Studies by Management of the Bank indicate full compliance with the rules and regulations for recording the abovementioned tax credit.

May 11, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-DF

The original version in Portuguese was signed by
Francesco Luigi Celso
Accountant CRC 1SP175348/O-5-S-DF

José Claudio Costa
Accountant CRC 1SP167720/O-1-S-DF

Banco do Brasil S.A.
Financial Statements
In thousands of reals

Quarter ended at March 31, 2007

BALANCE SHEET

ASSETS	BB - Domestic and Foreign branches		BB-Consolidated	
	03.31.2007	03.31.2006	03.31.2007	03.31.2006
CURRENT ASSETS	181,767,067	147,422,771	174,688,005	138,893,009
Available Funds	5,503,698	4,051,245	5,510,791	4,055,796
Short-term interbank investments (Note 4)	44,729,936	40,140,414	36,497,136	31,089,280
Money market	30,511,563	21,883,686	30,431,136	21,838,978
Interbank deposits	14,218,373	18,256,728	6,066,000	9,250,302
Securities and derivative financial instruments Instruments (Note 5)	22,164,469	17,601,535	22,975,820	17,965,158
Own portfolio	10,399,994	11,616,414	11,211,273	11,977,415
Subject to repurchase agreements	6,426,599	4,948,416	6,426,599	4,951,345
Deposits with the Brazilian Central Bank	3,175,659	524,079	3,175,659	524,079
Pledged in guarantee	943,218	79,972	943,218	79,972
Securities subject to repurchase agreements (within free movement)	336,272	191,219	336,272	191,219
Derivative financial instruments	882,727	241,435	882,799	241,128
Interbank accounts	29,815,496	24,894,933	29,844,101	24,912,043
Payments and receipts pending settlement	2,726,598	2,838,972	2,726,704	2,839,044
Restricted deposits				
Brazilian Central Bank deposits	26,982,751	21,965,253	26,998,456	21,969,637
National Treasury - rural credits receivable	15,129	9,935	15,129	9,935
National Housing Financing System (SFH)	1,504	1,473	1,504	1,473
Interbank onlendings	46	46	46	46
Correspondent banks	89,468	79,254	102,262	91,908
Interdepartmental accounts	33,045	12,409	33,045	12,409
Internal transfers of funds	33,045	12,409	33,045	12,409
Loan operations (Note 6)	59,169,605	45,932,062	59,180,326	45,998,026
Loan operations				
Public sector	986,966	829,311	992,014	831,981
Private sector	62,603,449	48,920,677	62,755,731	49,159,949
(Allowance for loan losses)	(4,420,810)	(3,817,926)	(4,567,419)	(3,993,904)
Lease operations (Note 6)	6,497	11,725	16,497	8,548
Lease and sublease receivables				
Public sector	64,383	54,009	64,383	54,009
Private sector	1,877	4,307	437,489	327,321
(Unearned income from lease operation)	(59,759)	(46,337)	(468,728)	(356,880)
(Allowance for lease losses)	(4)	(254)	(16,647)	(15,902)
Other receivables	19,304,998	14,174,822	19,575,434	14,243,310
Receivables on guarantees honored	53,449	121,369	53,449	121,369
Foreign exchange portfolio (Note 7a)	15,115,734	9,129,823	15,115,734	9,129,823
Income receivable	181,082	128,561	255,743	142,894
Negotiation and intermediation of securities	4,373	9,050	150,620	66,326
Special operations	575	575	575	575
Sundry (Note 7c)	6,414,551	6,026,582	6,468,546	6,027,278
(Provision for other losses) (Note 6e & 6f)	(2,464,766)	(1,241,138)	(2,469,233)	(1,244,955)
Other assets	1,039,323	603,626	1,054,855	608,439
Investments	3	3	3	3
Other assets (Note 8)	270,087	303,415	288,574	310,118
(Provision for devaluations)	(147,455)	(170,457)	(152,806)	(176,797)
Prepaid expenses	916,688	470,665	919,084	475,115
LONG-TERM RECEIVABLES	139,022,575	118,690,364	141,375,389	120,218,262

Short-term interbank investments ....(Note 4)	4,463,049	4,510,485	4,687,506	4,654,854
Money market	80,427	–	80,427	–
Interbank deposits	4,382,622	4,510,485	4,607,079	4,654,854
Securities and derivative financial instruments				
Instruments ....(Note 5)	49,596,243	49,852,630	50,374,131	50,666,114
Own portfolio	18,843,991	18,595,754	19,514,918	19,282,582
Subject to repurchase agreements	26,064,927	27,467,746	26,171,888	27,566,288
Deposits with the Brazilian Central Bank	948,610	3,218,990	948,610	3,247,104
Pledged in guarantee	141,206	390,539	141,206	390,539
Securities subject to repurchase agreements (within free movement)	3,464,803	–	3,464,803	–
Derivative financial instruments	132,706	179,601	132,706	179,601
Loan operations ....(Note 6)	59,518,005	41,845,581	60,839,365	42,308,136
Loan operations				
Public sector	3,763,672	2,585,374	3,790,111	2,610,284
Private sector	60,054,770	42,592,676	61,349,875	43,030,559
(Allowance for loan losses)	(4,300,437)	-3,332,469	(4,300,621)	-3,332,707
Lease operations ....(Note 6)	4,901	11,265	28,183	21,226
Lease and sublease receivables				
Public sector	48,569	51,891	48,569	51,891
Private sector	1,424	4,138	528,137	388,393
(Unearned income from lease operation)	(45,089)	-44,520	(542,108)	-410,646
(Allowance for lease losses)	(3)	-244	(6,415)	-8,412
Other receivables	25,440,377	22,470,403	25,446,204	22,567,932
Receivables on guarantees honored	–	35,062	–	35,062
Income receivable	38,452	40,216	38,452	40,216
Specific credits ....(Note 7b)	700,168	626,859	700,168	626,859
Sundry ....(Note 7c)	26,130,183	23,702,958	26,142,420	23,807,120
(Provision for other losses) ....(Notes 6e & 6f)	(1,428,426)	-1,934,692	(1,434,836)	(1,941,325)
PERMANENT ASSETS	6,743,040	7,487,331	5,834,625	5,523,655
Investments	3,292,629	3,808,094	1,176,120	1,030,281
Investments in subsidiary and associated companies ....(Note 20)				
Domestic	2,453,462	2,274,647	1,120,649	982,423
Foreign	800,278	1,494,182	–	–
Other investments	91,546	193,401	128,084	229,101
(Provision for losses)	(52,657)	-154,136	(72,613)	-181,243
Land and buildings in use ....(Note 9)	2,781,544	3,013,666	2,782,399	3,014,610
Land and buildings in use	2,314,174	2,246,370	2,314,174	2,246,370
Other property and equipment in use	4,233,937	4,303,394	4,240,170	4,309,910
(Accumulated depreciation)	(3,766,567)	-3,536,098	(3,771,945)	-3,541,670
Leased assets ....(Note 9)	104,477	88,920	1,305,495	894,927
Leased assets	156,176	106,161	1,663,535	1,102,895
(Accumulated depreciation)	(51,699)	-17,241	(358,040)	-207,968
Deferred charges	564,390	576,651	570,611	583,837
Organization and expansion costs	1,306,079	1,139,462	1,324,894	1,158,765
(Accumulated amortization)	(741,689)	-562,811	(754,283)	-574,928
Total	327,532,682	273,600,466	321,898,019	264,634,926

LIABILITIES / STOCKHOLDERS' EQUITY	03.31.2007	03.31.2006	03.31.2007	03.31.2006
CURRENT LIABILITIES	251,671,321	200,393,671	244,230,240	189,896,258
Deposits (Note 10)	142,955,491	123,189,872	137,124,075	114,729,140
Demand deposits	35,550,699	31,815,890	35,588,302	31,877,536
Savings deposits	38,942,074	32,975,353	38,942,074	32,975,353
Interbank deposits	6,550,542	8,986,260	522,607	402,251
Time deposits	61,664,720	49,280,981	61,823,636	49,342,612
Sundry	247,456	131,388	247,456	131,388
Deposits received under security repurchase agreements	60,234,130	36,397,768	59,852,144	35,921,212
Own portfolio	28,689,119	26,812,931	28,587,688	26,346,375
Third-party portfolio	27,675,012	9,389,839	27,394,457	9,379,839
Within free movement Portfolio	3,869,999	194,998	3,869,999	194,998
Funds from acceptance and issue of securities	603,220	402,859	1,131,887	363,786
Foreign securities	603,220	402,859	1,131,887	363,786
Interbank accounts	2,020,414	1,471,850	2,037,808	1,477,313
Receipts and payments pending settlement	2,018,175	1,470,751	2,035,569	1,476,214
Correspondent banks	2,239	1,099	2,239	1,099
Interdepartmental accounts	1,912,790	1,272,575	1,912,790	1,272,575
Third-party funds in transit	1,896,330	1,183,232	1,896,330	1,183,232
Internal transfers of funds	16,460	89,343	16,460	89,343
Borrowings (Note 11)	3,621,397	2,838,617	2,541,281	1,647,800
Foreign borrowings	3,621,397	2,838,617	2,541,281	1,647,800
Local onlendings - official institutions (Note 12)	9,206,857	8,955,981	9,216,038	8,960,896
National Treasury	3,077,172	4,053,193	3,077,172	4,053,193
National Bank for Economic and Social Development (BNDES)	1,886,340	3,405,306	1,886,340	3,405,306
National Industrial Financing Authority (FINAME)	3,833,986	1,177,674	3,843,006	1,182,446
Other institutions	409,359	319,808	409,520	319,951
Foreign onlendings	1,105,650	219,783	95	95
Foreign onlendings	1,105,650	219,783	95	95
Derivative financial instruments (Note 5b)	1,786,428	1,271,956	1,785,501	1,270,517
Derivative financial instruments	1,786,428	1,271,956	1,785,501	1,270,517
Other liabilities	28,224,944	24,374,410	28,628,621	24,252,924
Collection and payment of taxes and social contributions	2,109,012	3,257,303	2,109,284	3,257,686
Foreign exchange portfolio (Note 14a)	15,010,610	10,686,527	14,946,214	10,686,527
Social and statutory	766,419	228,473	767,079	229,104
Taxes and social security contributions	1,346,349	1,254,824	1,561,466	1,446,993
Negotiation and intermediation of securities	604,341	670,091	234,168	127,165
Financial and development funds (Note 14b)	71,042	105,284	71,042	105,284
Subordinated debt (Note 14e)	1,609	-	1,609	-
Hybrid capital and debt instruments	15,842	1,102,105	15,842	1,102,105
Sundry (Note 14d)	8,299,720	7,069,803	8,921,917	7,298,060

LONG-TERM LIABILITIES	54,110,009	53,866,870	55,916,427	55,398,743
Deposits (Note 10)	19,473,325	20,016,455	23,539,359	24,465,423
Interbank deposits	437,082	410,680	4,503,116	4,859,649
Time deposits	19,036,243	19,605,775	19,036,243	19,605,774
Deposits received under security repurchase agreements	7,706,421	6,836,369	7,786,848	6,836,369
Own portfolio	3,316,796	4,707,266	3,397,223	4,707,266
Third-party portfolio	3,959,625	2,129,103	3,959,625	2,129,103
Within free movement Portfolio	430,000	–	430,000	–
Funds from acceptance and issue of securities	–	200,000	967,267	2,424,828
Foreign securities	–	200,000	967,267	2,424,828
Borrowings (Note 11)	2,408,949	5,383,702	2,032,484	2,382,910
Foreign borrowings	2,408,949	5,383,702	2,032,484	2,382,910
Local onlendings - official institutions (Note 12)	4,717,892	4,087,373	4,734,031	4,091,871
National Bank for Economic and Social Development (BNDES)	2,829,510	554,352	2,829,510	554,352
National Industrial Financing Authority (FINAME)	1,888,382	3,533,021	1,904,521	3,537,519
Foreign onlendings	2,329,901	849,397	382	382
Foreign onlendings	2,329,901	849,397	382	382
Derivative financial instruments (Note 5b)	183,707	175,730	183,971	175,730
Derivative financial instruments	183,707	175,730	183,971	175,730
Other liabilities	17,289,814	16,317,844	16,672,085	15,021,230
Taxes and social security contributions	–	–	94,427	56,451
Negotiation and intermediation of securities	967,267	1,613,142	2,742	–
Financial and development funds (Note 14b)	1,874,468	1,876,037	1,874,468	1,876,037
Special operations	2,370	2,382	2,370	2,382
Subordinated debt (Note 14e)	9,263,246	8,094,798	9,263,246	8,094,798
Hybrid capital and debt instruments	1,024,800	–	1,024,800	–
Sundry (Note 14d)	4,157,663	4,731,485	4,410,032	4,991,562
DEFERRED INCOME	112,895	130,873	112,895	130,873
Deferred Income	112,895	130,873	112,895	130,873
STOCKHOLDERS' EQUITY (Note 17)	21,638,457	19,209,052	21,638,457	19,209,052
Capital	11,912,895	10,797,337	11,912,895	10,797,337
Local residents	11,867,048	10,751,490	11,867,048	10,751,490
Foreign residents	45,847	45,847	45,847	45,847
Capital reserves	355,638	4,778	355,638	4,778
Revaluation reserves	6,479	23,310	6,479	23,310
Revenue reserves	7,858,344	6,020,150	7,858,344	6,020,150
Adjustments to market value - securities and and derivative financial instruments (Note 17f)	417,253	145,800	417,253	145,800
Retained earnings (accumulated losses)	1,087,848	2,343,456	1,087,848	2,343,456
(Treasury stock)	–	-125,779	–	-125,779
Total	327,532,682	273,600,466	321,898,019	264,634,926

The accompanying notes are an integral part of these financial statements.

Banco do Brasil S.A
Financial Statements
In thousands of reais

Quarter ended March 31, 2007

STATEMENT OF INCOME

	BB-Domestic and Foreign Branches		BB-Consolidated	
	1st quarter/2007	1st quarter/2006	1st quarter/2007	1st quarter/2006
INCOME FROM FINANCIAL INTERMEDIATION	9,695,067	9,357,132	9,822,953	9,471,401
Loans	6,033,251	5,051,107	6,101,218	5,095,441
Leases	16,538	11,500	164,586	115,065
Securities	3,130,849	3,555,448	3,042,617	3,521,208
Derivative financial instruments	34,651	(137,830)	34,320	(138,685)
Foreign exchange, net	80,219	450,319	80,653	451,784
Compulsory deposits	399,559	426,588	399,559	426,588
EXPENSES FROM FINANCIAL INTERMEDIATION	-6,433,772	-6,555,428	-6,533,223	-6,633,571
Deposits and funds obtained in the money market	(4,394,828)	(3,990,057)	(4,387,981)	(3,983,672)
Borrowings and onlendings	(409,492)	(501,672)	(409,765)	(501,868)
Leases	(11,685)	(7,215)	(114,749)	(77,211)
Allowance for loan losses (Note 6e & 6f)	(1,617,767)	(2,056,484)	(1,620,728)	(2,070,820)
GROSS FINANCIAL INTERMEDIATION INCOME	3,261,295	2,801,704	3,289,730	2,837,830
OTHER OPERATING INCOME/EXPENSES	-1,221,721	-1,894,729	-1,191,954	-1,873,303
Service revenues	2,185,282	1,934,485	2,377,120	2,102,901
Personnel expenses (Note 16b)	(1,840,056)	(1,855,942)	-1,858,626	(1,875,557)
Other administrative expenses (Note 16c)	(1,451,204)	(1,344,745)	-1,466,607	(1,361,883)
Tax Expenses	(467,476)	(433,962)	-488,669	(453,574)
Equity in the (earnings)/loss of subsidiary and associated companies (Note 20)	153,282	(37,594)	38,682	(154,290)
Other operating income (Note 16d)	1,121,805	1,459,121	1,121,510	1,463,761
Other operating expenses (Note 16e)	(923,354)	(1,616,092)	-915,364	(1,594,661)
OPERATING INCOME	2,039,574	906,975	2,097,776	964,527
NON-OPERATING INCOME (Note 16f)	26,492	25,019	30,501	26,303
Non-operating income	39,982	53,537	44,025	55,071
Non-operating expenses	(13,490)	(28,518)	(13,524)	(28,768)
PROFIT BEFORE TAXATION AND PROFIT SHARING	2,066,066	931,994	2,128,277	990,830
INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME (Note 18)	-477,574	1,599,658	-539,275	1,541,550
Income tax	(552,157)	(588,959)	(598,805)	(635,025)
Social contribution on net income	(200,990)	(221,179)	(216,573)	(236,675)
Deferred tax credits	275,573	2,409,796	276,103	2,413,250
PROFIT SHARING	-179,702	-188,983	-180,212	-189,711
NET INCOME	1,408,790	2,342,669	1,408,790	2,342,669
Number of shares	825,316,423	810,617,415	825,316,423	810,617,415
(Treasury Stock)	-	-11,257,677	-	-11,257,677
Total shares used in calculation of net income per share	825,316,423	799,359,738	825,316,423	799,359,738
Net income per share	1.71	2.93	1.71	2.93

The accompanying notes are an integral part of these financial statements.

Banco do Brasil S.A.
Financial Statements
Corporation Law (in thousands of reais)

Quarter ended at March 31, 2007

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

EVENTS	Capital	Capital Reserves	Reavaluation Reserves in subsidiary & associated companies	Revenue reserves			Adjustment to market value - marketable securities and derivatives		Retained Earnings	Treasury shares	Total
				Legal	Statutory	Expansion Reserves	Multiple Bank	Subsidiary and associated companies			
Balances as of March 31, 2005	10,797,337	4,778	23,351	793,677	471,899	4,754,574	36,847	93,080	–	-125,779	18,849,764
Adjustment to market value - securities and derivative financial instruments (Note 17g)	–	–	–	–	–	–	14,864	6,673	–	–	21,537
Tax effect on adjustments - securities and derivative financial instruments (Note 17g)	–	–	–	–	–	–	-5,527	-137	–	–	-5,664
Prescribed dividends - reversal	–	–	–	–	–	–	–	–	746	–	746
Other events:											
Realization of revaluation reserve in subsidiary and associated companies (Note 17e)	–	–	-41	–	–	–	–	–	41	–	–
Net income for the quarter	–	–	–	–	–	–	–	–	2,342,669	–	2,342,669
Balances as of March 31, 2006	10,797,337	4,778	23,310	793,677	471,699	4,754,574	46,184	99,616	2,343,456	-125,779	19,209,052
Changes in the quarter	–	–	-41	–	–	–	9,337	6,536	2,343,456	–	2,359,288
Balances as of December 31, 2006	11,912,895	355,638	6,597	1,095,866	1,794,058	5,210,866	133,882	248,356	–	–	20,758,158
Adjustment to market value - securities and derivative financial instruments (Note 17g)	–	–	–	–	–	–	-7,059	42,875	–	–	35,816
Tax effect on adjustments - securities and derivative financial instruments (Note 17g)	–	–	–	–	–	–	2,789	-3,590	–	–	-801
Dividends	–	–	–	–	-242,446	–	–	–	–	–	-242,446
Other events:											
Revaluations in subsidiary and associated companies. (Note 17e)	–	–	10	–	–	–	–	–	–	–	10
Realization of revaluation reserve in subsidiary and associated companies (Note 17e)	–	–	-128	–	–	–	–	–	128	–	–
Net Income for the quarter	–	–	–	–	–	–	–	–	1,408,790	–	1,408,790
Interest on own capital (Note 17f)	–	–	–	–	–	–	–	–	-321,070	–	-321,070
Balances as of March 31, 2007	11,912,895	355,638	6,479	1,095,866	1,551,612	5,210,866	129,612	287,641	1,087,848	–	21,638,457
Changes in the quarter	–	–	-118	–	-242,446	–	-4,270	39,285	1,087,848	–	880,299

The accompanying notes are an integral part of these financial statements.

Banco do Brasil S.A.
Financial Statements
In thousands of Reais

Quarter ended at March 31, 2007

STATEMENT OF CHANGES IN FINANCIAL POSITION

	BB-Domestic and Foreign Branches		BB-Consolidated	
	1° quarter 2007	1° quarter 2006	1° quarter 2007	1° quarter 2006
FINANCIAL RESOURCES WERE PROVIDED BY	26,356,452	16,974,437	27,885,846	17,333,940
Net Income	1,408,790	2,342,669	1,408,790	2,342,669
Adjustments to net income	-69,570	48,365	87,417	111,263
Depreciation and amortization	180,307	169,351	180,632	169,673
Depreciation of leased assets	7,428	7,215	99,139	70,519
(Profit)/(loss) investments on subsidiary and associated companies	(153,282)	37,594	(38,682)	154,290
(Profit)/loss on the sale of assets	(4,480)	–	(4,480)	–
(Profit)/loss on the disposal of property and equipment in use	(12,536)	–	(12,536)	–
Surplus depreciation	–	–	(20,718)	(15,209)
Changes in the currency exchange rate.	(127,821)	(155,443)	(157,267)	(263,498)
(Gains)/loss on capital	(4,205)	–	(4,205)	–
Provision/(reversal) for devaluation of other assets	(7,749)	–	(7,780)	–
Other adjustments	52,768	(10,352)	53,314	(4,512)
Changes in deferred income	-15,721	6,310	-15,721	6,310
Mark-to-Market – Securities and Derivative Financial Instruments	35,015	15,873	35,015	15,873
Third party funds:				
Increase in liabilities	24,982,969	14,537,467	26,222,181	14,661,051
Deposits	955,119	999,478	1,822,475	1,536,304
Deposits received under security repurchase agreements	18,047,059	12,051,845	18,355,602	12,249,321
Interbank and interdepartmental accounts	370,417	–	387,747	–
Borrowings and onlendings	455,266	609,235	451,870	–
Derivative financial instruments	–	876,909	–	875,426
Other liabilities	5,155,108	–	5,204,487	–
Disposal of assets and investments	15,087	23,067	35,937	37,734
Non-operating assets	14,409	–	14,438	62
Property and equipment in use	678	23,067	678	23,067
Leased assets	–	–	20,821	14,605
Revaluation reserve recognized by the equity method of accounting	-118	41	-118	41
Dividends receivable from subsidiary/associated companies	–	645	110,048	153,319
Interest on own capital receivable	–	–	2,297	5,680
FINANCIAL RESOURCES WERE USED FOR:	25,595,276	18,751,131	27,123,865	19,105,807
Dividends and Bonuses Proposed	242,446	–	242,446	–
Interest on own capital proposed	321,070	–	321,070	–
Resources repatriated	7,960	–	7,960	–
Reversals in Assets and Investments	82,049	59,401	245,414	207,887
Non-operating assets	7,453	–	7,483	292
Property and equipment in use	54,682	51,914	54,685	51,914
Leased assets	9,678	7,487	180,452	155,681
Adjustment to market value of subsidiaries	10,236	–	–	–
Investments	–	–	2,794	–
Deferred charges	29,662	61,696	29,651	61,665

Increase in current assets and long-term receivables	23,369,449	14,428,371	24,732,165	13,486,511
Short-term interbank investments	11,408,837	8,084,476	12,096,885	6,748,212
Securities and derivative financial instruments	243,479	2,139,338	247,791	2,161,156
Interbank and interdepartmental accounts	1,554,836	400,722	1,561,030	399,226
Loan operations	6,118,816	2,422,170	6,162,023	2,364,531
Lease operations	7,727	6,342	33,504	10,265
Other receivables	3,922,116	1,277,188	4,533,692	1,703,245
Other assets	113,638	98,135	97,240	99,876
Decrease in liabilities	1,542,640	4,201,663	1,545,159	5,349,744
Funds from acceptance and issue securities	1,717	17,217	3,226	377,037
Interbank and interdepartmental accounts	–	208,565		203,111
Borrowings and onlendings	–	–	–	1,144,791
Derivative financial instruments	1,540,923	–	1,541,933	–
Other liabilities	–	3,975,881	–	3,624,805
Increase (decrease) in cash and cash equivalents	761,176	-1,776,694	761,981	-1,771,867
Change in cash and cash equivalents:				
At the beginning of the period	4,742,521	5,827,939	4,748,797	5,827,663
At the end of the period	5,503,697	4,051,245	5,510,778	4,055,796
Increase (decrease) in cash and cash equivalents	761,176	-1,776,694	761,981	-1,771,867

The accompanying notes are an integral part of these financial statements.

Banco do Brasil S.A.
Financial Statements
In thousands of Reais

Quarter ended at March 31, 2007

NOTES DO THE FINANCIAL STATEMENTS

NOTE 1 – The Bank and its Operations

Banco do Brasil S.A. is a publicly listed company established under private law, with both public and private stockholders, and subject to the requirements of Brazilian corporate legislation. Its corporate purpose is to carry out all the asset, liability and accessory banking operations, to provide banking services, intermediate and originate financial transactions in various forms and perform any activity permitted to the institutions that are part of the National Finance System. It is also the main financial agent of the Brazilian Federal Government and is therefore required to carry out the functions attributed to it by law, specifically those of Art. 19 of Law 4,595/1964.

NOTE 2 – Presentation of the Financial Statements

2.a) The Financial Statements have been prepared in accordance with the requirements of Law 6404/1976 and observing the rules and instructions issued by the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM) and include operations of Banco do Brasil S.A. in Brazil and its branches and subsidiaries abroad (BB-Domestic and Foreign Branches), and the consolidated position of branches and financial subsidiaries in Brazil and abroad and the foreign special purpose entities (BB-Consolidated). The balances of foreign branches and subsidiaries included in the financial statements of "BB - Domestic and Foreign Branches" and "BB - Consolidated", respectively, are as follows:

	Foreign branches		Foreign Branches and Abroad	
	03.31.2007	03.31.2006	03.31.2007	03.31.2006
Current assets	26,496,521	28,753,882	26,707,678	28,924,461
Long-term receivables	12,647,048	11,302,177	12,757,983	11,637,779
Permanent assets	108,966	133,828	131,571	154,335
Total assets	39,252,535	40,189,887	39,597,232	40,716,575
Current liabilities	28,768,061	31,042,196	28,210,927	30,034,956
Long-term liabilities	7,006,429	6,697,603	7,107,981	6,737,349
Deferred income	5,659	4,679	5,659	4,679
Shareholders' equity	3,472,386	2,445,409	4,272,665	3,939,591
Total liabilities and stockholders' equity	39,252,535	40,189,887	39,597,232	40,716,575
Net income for the quarter	82,850	46,582	103,619	71,736

2.b) The consolidated financial statements (BB - Consolidated) comprise the domestic and foreign branches and the foreign subsidiaries: Banco do Brasil - AG. Viena (Austria), BB Leasing Company Ltd., Brasilian American Merchant Bank – BAMB, BB Securities Ltd. and and the domestic subsidiaries: BB Administração de Ativos - Distribuidora de Títulos e Valores Mobiliários S.A., BB Banco de Investimento S.A., BB Leasing S.A. - Arrendamento Mercantil and BB Banco Popular do Brasil S.A. In order to comply with CVM Instruction No. 408, of August 18, 2004, the following Foreign Special Purpose Entities (EPE) have been included in the consolidation, since December/2005: Dollar Diversified Payment Rights Finance Company and Nikkei Remittance Rights Finance Company.

The asset and liability and the income and expense accounts recording transactions between the foreign branches and subsidiaries and Banco do Brasil S.A. were eliminated on consolidation. The translation into Brazilian reais of the financial statements prepared in a foreign currency is carried out using current exchange rates, in conformity with CVM Decision n.º 28/1986.

BB - Corretora de Seguros e Administradora de Bens S.A., BB - Administradora de Cartões de Crédito S.A., BB-Tur Viagens e Turismo Ltda., Cobra Tecnologia S.A., Ativos S.A. and BB - Administradora de Consórcios S.A. were not included in the consolidation, in accordance with article 23 of CVM Instruction 247/03.27.1996, as they do not materially affect the consolidated financial statements, and Brasil Aconselhamento Financeiro S.A was also not included because it is in liquidation The investments in these companies were recorded on the equity method of accounting and the information required by article 20 of CVM Instruction 247 of 03.27.1996 and CVM Deliberation 26 of 02.05.1986 is presented in Notes 20 and 21, respectively.

2.c) The Cash Flow Statement, prepared according to the Accounting Standards and Procedures - NPC 20, of 4.30.1999, issued by the Brazilian Institute of Accountants - Ibracon, and the Value-Added Statement, according to Resolution CFC n.º 1,010, of 1.21.2005, of the Federal Accounting Council, are being submitted as information to supplement the financial statements.

NOTE 3 – Accounting practices

3.a) Net income is determined on the accrual basis of accounting.

3.b) The assets and liabilities with floating financial charges are recorded at present value, calculated pro rata based on the variations in the contractual indices. Those with fixed financial charges are recorded at future value, adjusted to reflect unearned income or unexpired expenses. The assets and liabilities in foreign currencies and those subject to indexation are adjusted in accordance with the exchange rates or official indices as of the balance sheet date and are presented at realizable values. The differences resulting from currency translation are recorded in income for the period. For the subsidiaries located abroad, assets and liabilities are translated into reais at the balance sheet closing exchange rate.

3.c) Interbank Investments
Interbank funds applied are recorded at investment value or purchase price, plus income accrued up to the balance sheet date.

3.d) Securities
The securities purchased for the Bank's portfolio are recorded at the actual amount paid, including brokerage charges and fees, and are classified based on the intention of management, in three different categories:

3.d.1) Trading securities: these are securities purchased to be actively and frequently traded. They are adjusted monthly to market value. Their increases and decreases in value are recorded in income and expense accounts for the period period;

3.d.2) Securities available for sale: these are securities which, although not actively and frequently traded, can be traded at any time. They are adjusted monthly to market value. Their increases and decreases in value are recorded, net of tax effects, in a separate stockholders' equity account;

3.d.3) Securities held to maturity: these are securities that the Bank intends and has the financial capacity to hold to maturity. The financial capacity is supported by a cash flow projection that does not consider the possibility of sale of these securities. They are not adjusted to market value.

The mark-to-market methodology used for securities was established following consistent and verifiable criteria, which consider the average price of trading on the day of calculation or, if not available, pricing models that estimate the probable net realizable value.

Income accrued on the securities, irrespective of the category in which they are classified, is appropriated on a pro rata basis on the accrual basis of accounting up to the date of maturity or of final sale, on an exponential or straight-line method, based on the contractual remuneration and purchase price, and recorded directly in income for the period.

Losses with securities classified as available for sale and held to maturity, if judged not to be temporary, are recorded directly in expense for the period and a new cost basis for the asset is determined.

Upon sale, the difference between the sale amount and the cost of purchase plus accrued income is considered as a result of the transaction and is recorded on the date of the transaction as a gain or loss on securities.

3.e) Derivative financial instruments

Derivative financial instruments are recorded at market value at each monthly trial balance and balance sheet date. Increases or decreases in value are recorded in income or expense accounts of the respective financial instruments.

The mark-to-market methodology used for derivative financial instruments was established following consistent and verifiable criteria, which consider the average price of trading on the date of calculation or, if not available, pricing models that estimate the probable net realizable value, according to the characteristics of the derivative.

Derivative financial instruments used to offset, in whole or in part, the risks arising from exposure to variations in financial asset or liability market values are considered hedge instruments and are classified according to their nature:

3.e.1) Market risk hedge - increases or decreases in value of the financial instruments classified in this category, as well as of the item hedged, are recorded in income and expense accounts for the period;

3.e.2) Cash flow hedge - the effective amount of the increases or decreases in value of the financial instruments classified in this category is recorded, net of tax effects, in a separate stockholders' equity account. The effective amount is that in which the variation of the item hedged, directly related to the corresponding risk, is offset by the variation in the financial instrument used for hedge, considering the accumulated effect of the transaction. Other variations in these instruments are recorded directly in income or expense accounts for the period.

3.f) Loan and lease operations, advances on foreign exchange contracts, other receivables with loan characteristics and allowance for possible loan losses

Loan and lease operations, advances on foreign exchange contracts, other receivables with loan characteristics and allowance for possible loan losses are classified according to management's discernment with respect to the level of risk, taking into consideration the economic panorama, past experience and specific risks in relation to the operation, to obligators and guarantors, observing the parameters established by Resolution Bacen n.° 2,682/1999, which requires the periodic analysis of the portfolio and its rating at nine levels, ranging from AA (minimum risk) to H (maximum risk). Income from loans overdue for more than 60 days, regardless of their level of risk, will only be recognized as income when effectively received.

Operations rated at level H continue in this status for 6 months, when they are written off against the existing provision and controlled, for five years, in memorandum accounts, no longer figuring in balance sheets. Renegotiated operations are maintained, at a minimum, at the same level at which they were rated. The renegotiations of loans that had already been written off against provision that that were in memorandum accounts are rated as H and any gains from the renegotiation are only recognized as income when effectively received. Allowance for possible loan losses, considered sufficient by management, satisfies the minimum requirement established by the aforesaid Resolution, as shown in Note 6.d.

3.g) Permanent assets
3.g.1) Equity interest investments, when material, are calculated by the equity method of accounting. The statements of the overseas branches and subsidiaries are adapted to accounting criteria in force in Brazil and translated into reais, and their impacts are recorded in income for the period. Other permanent investments are stated at cost, restated up to December 31, 1995, and are adjusted to market value through the formation of provision, according to the current rules;

3.g.2) Property and equipment is stated at cost less depreciation calculated on the straight-line method at the following annual rates: buildings and improvements - 4%; vehicles, installations and equipment - 20%; others - 10%;

3.g.3) Deferred Charges are recorded when there is an increase of economic benefits related to these assets. Organization and expansion expenses recorded in Permanent Assets - Deferred Charges relate to: leasehold improvements in properties owned by third parties for the installation of facilities, amortized at rates based on the rental terms; cost of purchase and development of systems, amortized at the annual rate of 20%;

3.h) Vacations, paid leave and thirteenth month salaries
Vacations, paid leave and thirteenth month salaries are accrued monthly, in accordance with the period of acquisition of the right.

3.i) Benefits for employees
Short-term benefits for existing employees are recognized on the accrual basis as the services are provided. Post-employment
benefits, comprising supplementary retirement benefits, medical assistance and other benefits for which the Bank is responsible, were calculated at December 31, 2006 in accordance with criteria established by CVM Deliberation 371 of 12.13.2000, considering a 6.3% annual interest rate, and are being allocated monthly in accordance with this calculation, as shown in Note 24.

3.j) Income and Social Contribution Taxes
Corporate income tax is calculated at the basic rate of 15% plus a surcharge of 10% on taxable income above a specific limit, and the Social Contribution on net income is calculated at the basic rate of 9% on taxable income (Note 18.a). Income tax and social contribution on net income tax credits are recorded in accordance with the criteria mentioned in Note 19 and are supported by a study of future realization prepared by Bank management.

3.k) Contingent assets and liabilities and legal obligations
The recognition, measure counting and disclosure of contingent assets, liability contingencies and legal obligations are executed in accordance with the criteria defined in CVM Deliberation 489/2005.

3.k.1) Contingent assets - Contingent assets are only recognized in the financial statements upon the existence of evidence guaranteeing their realization;

3.k.2) Contingent liabilities - Contingent liabilities are recognized in the financial statements when, based on the opinion of the legal counsel and of management, the risk of loss of a lawsuit or administrative proceeding is considered probable, with a probable outflow of financial resources for the settlement of obligations and when the sums involved are measurable with sufficient assurance;

3.k.3) Legal obligations - fiscal and social security - are derived from tax obligations provided in the legislation, regardless of the probability of success of lawsuits in progress, which have their amounts recognized in full in the financial statements.

3.l) Prepaid expenses
Funds applied in prepayments, where the benefits or rendering services are to occur in the future years, are recorded.
With a basis on the accounting principles of "accrual accounting" and "comparison of income with expense", costs incurred that are related to corresponding assets that will generate revenues in subsequent periods are recorded in prepaid expenses. These costs are allocated to income in accordance with the timing and sums of the expected benefits and written off directly in income when the corresponding resources and rights are no longer part of the assets of the institution or the expected future benefits could not be realized.

3.m) Accounting estimates
The preparation of financial statements in accordance with accounting practices adopted in Brazil requires that Management use discernment in the determination and recording of accounting estimates, when

applicable. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for possible loan losses and deferred income tax recorded in assets, provision for contingencies, appreciation of derivative financial instruments, and assets and liabilities relating to benefits for employees. The final amounts of transactions involving these estimates are only known upon their settlement.

NOTE 4 – Interbank Investments

	Current and long-term			
	BB - Domestic and Foreign branches		BB-Consolidated	
	03.31.2007	03.31.2006	03.31.2007	03.31.2006
Repurchase agreements	30,591,991	21,883,686	30,511,563	21,838,978
Sales pending settlement - own operations	1,709,747	11,956,623	1,709,747	11,956,623
Sales pending settlement - financed operations	28,382,244	9,927,063	28,301,816	9,882,355
Resales pending settlement - clearing and settlement houses	500,000	--	500,000	--
Interbank deposits	18,160,072	20,445,728	10,673,079	13,905,156
Foreign currency deposits	440,922	2,321,485	--	--
Total	49,192,985	44,650,899	41,184,642	35,744,134

NOTE 5 – Securities and Derivative Financial Instruments

Securities are classified in three categories: trading securities, securities available for sale and securities held to maturity, and derivative financial instruments in derivates for trading and derivatives for hedging purposes.

Trading securities are adjusted to market value and the adjustments recorded as income or expense for the period while similar adjustments for securities available for sale are recorded in a separate stockholders' equity account. Securities held to maturity are stated at cost plus income accrued in the period.

The derivative financial instruments for trading, used at the request of clients or for own account, do not comply with hedging criteria and are recorded at market value and the adjustments recorded as income or expense. Derivatives for hedging purposes are used to protect exposures to risk or to modify the characteristics of financial assets and liabilities. They are directly related to a specific transaction and are also adjusted to market value with contra-entry to income or expense as they are considered a market risk hedge.

The parameters for the calculation of market values of marketable securities and derivative financial instruments are:
- the average of the representative trading price on the day of the calculation and the daily adjustment of future market transactions reported by ANDIMA, BM&F, BOVESPA and the Brazilian Central Bank; or
- the net probable realizable value obtained through the use of curves of future interest rates, foreign exchange rates, price and currency indices, all consistent with prices in effect during the quarter then ended.

5.a)Securities

The cost (plus accrued income) and market value of the securities at March 31, 2007 are as follows:

BB - Domestic and foreign branches

	03.31.2007 Market Value					Total			03.31.2006 Total		
	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
1 - Trading securities	1,144	2,070	138,315	1,718,711	5,132,922	6,953,928	6,991,162	–	4,213,443	4,241,632	–
Domestic	1,144	2,070	138,315	1,718,711	5,132,922	6,953,928	6,991,162	–	4,213,443	4,241,632	–
Financial Treasury Bills	–	–	129,647	280,629	2,174,376	2,588,060	2,586,552	–	386,137	386,290	–
Federal Treasury Bills	–	2,070	8,668	1,438,025	1,748,820	3,174,436	3,196,583	–	3,753,952	3,762,482	–
Federal Treasury Notes	–	–	–	57	1,209,726	1,190,324	1,205,883	–	83,354	92,860	–
Shares in listed companies	1,144	–	–	–	–	1,108	1,144	–	–	–	–
2 - Securities available for sale	25,773	975,913	4,178,244	4,867,397	29,447,240	39,120,597	39,494,567	373,970	37,572,769	37,726,079	153,310
Domestic	17,758	972,644	4,035,899	4,780,005	27,675,202	37,275,456	37,481,508	206,052	35,876,289	35,950,082	73,793
Financial Treasury Bills	–	849,391	3,563,230	4,078,064	18,947,822	27,358,682	27,438,497	79,845	28,161,689	28,330,344	168,655
Federal Treasury Bills	–	7,501	13,608	110,118	2,995,396	3,092,735	3,126,623	33,888	33,616	33,597	(19)
Brazilian Central Bank Notes	–	–	–	–	4,723,390	4,635,630	4,723,390	87,760	172,658	169,560	(3,098)
Federal Treasury Notes	–	–	–	427,434	913,769	1,336,151	1,341,203	5,052	3,962,336	3,912,449	(49,887)
Federal Government securities – other	–	–	–	–	85,699	87,386	85,699	(1,687)	1,587,847	1,598,629	10,782
Debentures	–	–	61	435	5,930	7,749	6,426	(1,323)	33,034	31,803	(1,231)
Agricultural debt securities	–	–	–	–	–	–	–	–	16,769	14,367	(2,402)
Shares in investment funds	6,501	–	–	–	–	6,501	6,501	–	12,334	12,334	–
Shares in social development funds	1,314	–	–	–	–	1,545	1,314	(231)	1,545	461	(1,084)
Shares in listed companies	9,943	–	–	–	–	7,363	9,943	2,580	7,364	4,761	(2,603)
Rural Product Bills (Commodities)	–	115,752	458,002	163,964	3,194	741,744	741,912	168	1,887,100	1,841,757	(45,343)
Abroad	8,015	3,269	142,345	87,392	1,772,038	1,845,141	2,013,059	167,918	1,696,479	1,775,997	79,517
EUROBONDS	–	–	–	–	–	–	–	–	19,765	19,602	(163)
Brazilian foreign debt securities	–	–	18,284	87,392	1,730,866	1,670,809	1,837,542	166,733	1,454,659	1,533,951	79,291
Foreign debt securities - other countries	–	3,269	848	–	41,172	45,118	45,089	(29)	215,483	214,937	(546)
Shares in equity funds	8,014	–	–	–	–	6,846	8,014	1,168	6,572	7,506	934
Shares in listed companies	1	–	–	–	–	–	1	1	–	1	1
Others	–	–	122,413	–	–	122,368	122,413	45	–	–	–
3 - Securities held to maturity	–	5,898	5,240,188	4,180,198	14,807,393	24,259,550	24,233,677	–	25,065,418	24,831,607	–
Domestic	–	627	4,983,122	4,180,020	14,351,581	23,591,416	23,515,350	–	24,348,964	24,055,624	–
Financial Treasury Bills	–	–	4,643,901	1,593,592	14,337,251	20,574,304	20,574,744	–	20,848,215	20,834,009	–
Federal Treasury Notes	–	–	–	2,585,894	14,330	2,678,700	2,600,224	–	2,475,611	2,196,897	–
Federal Government securities – other	–	–	336,590	–	–	336,590	336,590	–	1,013,466	1,013,484	–
Commodities	–	627	2,631	634	–	3,832	3,792	–	11,672	11,234	–
Others	–	–	–	–	–	–	–	–	–	–	–
Abroad	–	5,271	257,066	178	455,812	668,134	718,327	–	716,454	775,983	–
EUROBONDS	–	–	–	–	13,780	13,783	13,780	–	13,224	13,218	–
Brazilian foreign debt securities	–	–	242,144	–	442,032	633,981	684,176	–	682,035	741,555	–
Foreign debt securities - other countries	–	–	1	178	–	178	179	–	611	620	–
Others	–	5,271	14,921	–	–	20,192	20,192	–	20,584	20,584	–
Total	26,917	983,881	9,558,747	10,784,306	49,387,555	70,334,075	70,719,409	373,970	66,851,629	66,799,318	153,310

	03.31.2007 Market Value					Total			03.31.2006 Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Total by portfolio	26,917	983,881	9,558,747	10,784,306	49,387,555	70,334,075	70,719,409	373,970	66,851,629	66,799,318	153,310
a) Own portfolio	26,917	431,769	2,875,470	7,084,050	18,770,719	29,033,504	29,188,925	174,145	30,138,836	29,991,670	48,944
b) Subject to repurchase agreements	–	28,563	4,236,078	2,518,790	29,540,332	36,093,725	36,321,781	197,879	32,499,800	32,593,755	103,780
c) Deposits with the Brazilian Central Bank	–	523,649	1,513,972	1,150,404	936,344	4,124,145	4,124,269	124	3,742,572	3,743,340	497
d) Pledged in guarantee	–	–	931,229	13,062	140,160	1,082,701	1,084,451	1,722	470,422	470,550	89

	03.31.2007 Market Value					Total		03.31.2006 Total	
Maturity in years	With no Maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Cost	Market Value	Cost	Market Value
Total by category	26,917	21,304,934	42,604,327	5,219,258	1,563,971	70,334,075	70,719,407	66,851,629	66,799,318
1 - Trading securities	1,144	1,857,000	4,781,459	351,469	–	6,953,928	6,991,162	4,213,443	4,241,832
2 - Securities available for sale	25,773	10,021,554	27,604,352	278,918	1,563,971	39,120,597	39,494,568	37,572,768	37,726,079
3 - Securities held to maturity	–	9,428,284	10,218,519	4,588,874	–	24,259,550	24,233,677	25,065,418	24,831,607

The portfolio after marking-to-market is as follows:

	03.31.2007		03.31.2006	
		% of total portfolio		% of total portfolio
Total by category	70,745,279	100%	67,033,129	100%
1 - Trading securities	6,991,162	10%	4,241,632	7%
2 - Securities available for sale	39,494,567	56%	37,726,079	56%
3 - Securities held to maturity	24,259,550	34%	25,065,418	37%

BB – Consolidated

Maturity in days	03.31.2007 Market Value With no Maturity	0-30	31-180	181-360	over 360	Total Cost	Total Market Value	Unrealized gain (loss)	03.31.2006 Total Cost	Market Value	Unrealized gain (loss)
1 - Trading securities	5,417	2,288	143,100	1,613,144	3,390,958	7,324,795	7,360,967	–	4,290,778	4,326,928	–
Domestic	5,261	2,070	138,315	1,710,711	3,390,958	7,223,012	7,259,315	–	4,214,063	4,242,240	–
Financial Treasury Bills	–	–	179,847	290,579	2,176,377	2,584,080	2,586,853	–	308,137	308,289	–
Federal Treasury Bills	–	2,070	8,606	1,438,025	1,748,820	3,174,438	3,195,563	–	3,753,952	3,782,483	–
Federal Treasury Notes	–	–	–	157	1,205,726	1,190,324	1,205,883	–	83,364	82,800	–
Debentures	–	–	–	–	294,035	294,800	294,035	–	–	–	–
Promissory Notes	–	–	–	–	–	–	–	–	–	–	–
Shares in listed companies	1,386	–	–	–	–	1,428	1,386	–	820	807	–
Shares in investment funds	3,878	–	–	–	–	3,878	3,878	–	–	–	–
Abroad	156	218	4,849	95,433	–	101,783	101,652	–	85,715	84,088	–
EUROBONDS	156	218	1,439	58,145	–	61,010	60,958	–	58,538	57,953	–
Brazilian foreign debt securities	–	–	3,408	37,288	–	40,773	40,694	–	27,177	26,735	–
2 - Securities available for sale	839,824	975,058	4,353,257	4,867,397	29,674,319	40,170,830	40,710,855	540,005	38,587,190	38,815,096	227,913
Domestic	794,812	972,789	4,035,899	4,780,005	27,795,321	38,053,734	38,378,926	325,192	36,749,199	36,862,547	113,347
Financial Treasury Bills	–	849,391	3,563,230	4,076,054	18,984,368	27,396,215	27,475,043	79,828	28,107,943	28,366,593	158,654
Federal Treasury Bills	–	7,501	13,808	110,118	2,995,396	3,092,735	3,126,823	33,888	33,518	33,598	(18)
Brazilian Central Bank Notes	–	–	–	–	–	–	–	–	172,858	169,860	(3,098)
Federal Treasury Notes	–	–	–	–	4,723,390	4,635,830	4,723,390	87,760	3,862,330	3,912,448	(49,887)
Federal Government securities – other	–	–	–	427,434	913,769	1,336,151	1,341,203	5,052	1,587,847	1,598,629	10,782
Debentures	–	–	–	–	141,635	142,889	141,635	(1,254)	194,313	194,614	301
Promissory Notes	–	–	–	–	–	–	–	–	–	–	–
Agricultural debt securities	–	–	91	435	5,900	7,749	6,426	(1,323)	16,769	14,367	(2,402)
Shares in investment funds	6,501	–	–	–	6,387	12,853	12,888	35	22,712	23,144	432
Shares in social development funds	1,314	–	–	–	–	10,321	1,314	(9,007)	10,321	481	(9,840)
Shares in listed companies	578,473	–	–	–	–	487,201	578,473	109,272	489,472	512,144	42,672
Shares in privately-held companies	3,016	–	–	–	–	2,749	3,016	267	2,749	2,986	237
Shares in equity funds	207,808	–	–	–	21,250	208,352	228,858	20,506	189,502	191,106	1,604
Rural Product Bills (Commodities)	–	115,752	450,002	163,984	3,194	741,744	741,912	168	1,887,513	1,842,171	(45,343)
Securities in special status company	–	–	–	–	–	–	–	–	808	–	(808)
Others	–	145	–	–	–	145	145	–	645	645	–
Abroad	44,712	3,269	317,358	87,392	1,878,998	2,116,916	2,331,729	214,813	1,837,981	1,952,547	114,566
EUROBONDS	–	–	–	–	–	–	–	–	19,765	19,602	(163)
Brazilian foreign debt securities	–	–	19,294	87,392	1,837,820	1,742,455	1,944,502	202,048	1,530,417	1,635,421	105,004
Foreign debt securities - other countries	–	3,269	176,851	–	41,172	220,131	220,102	(29)	215,483	214,937	(546)
Shares in equity funds	41,855	–	–	–	–	31,042	41,855	10,813	32,210	39,885	7,675
Shares in listed companies	2,857	–	–	–	–	922	2,857	1,935	977	2,896	1,919
Others	–	–	122,413	–	–	122,368	122,413	45	39,129	39,806	677
3 - Securities held to maturity	–	6,898	5,241,993	4,181,599	14,807,479	24,262,824	24,238,958	–	25,068,518	24,834,714	–
Domestic	–	627	4,883,122	4,180,020	14,351,681	23,691,416	23,515,350	–	24,348,963	24,055,623	–
Financial Treasury Bills	–	–	4,843,901	1,593,502	14,337,251	20,574,304	20,574,744	–	20,848,215	20,834,008	–
Federal Treasury Notes	–	–	–	2,585,984	14,330	2,878,700	2,600,274	–	2,475,611	2,196,807	–
Federal Government securities – other	–	–	336,500	–	–	336,560	336,500	–	1,013,465	1,013,484	–
Commodities	–	627	2,631	534	–	3,832	3,792	–	11,672	11,234	–
Others	–	–	–	–	–	–	–	–	–	–	–
Abroad	–	6,271	258,869	1,579	455,898	571,408	721,808	–	719,555	779,091	–
EUROBONDS	–	–	–	–	13,780	13,783	13,780	–	13,224	13,218	–
Brazilian foreign debt securities	–	–	243,846	1,382	442,033	537,175	687,371	–	684,960	744,509	–
Foreign debt securities - other countries	–	–	1	178	–	178	179	–	881	877	–
Others	–	6,271	14,822	–	85	20,272	20,278	–	20,841	20,887	–
Total	845,041	984,244	9,738,408	10,862,131	49,878,756	71,758,269	72,308,580	540,005	67,955,476	67,978,738	227,913

Maturity in days	03.31.2007 Market Value With no Maturity	0-30	31-180	181-360	Over 360	Total Cost	Total Market Value	Unrealized gain (loss)	03.31.2006 Total Cost	Market Value	Unrealized gain (loss)
Total by portfolio	845,041	984,244	9,738,408	10,862,131	49,878,756	71,758,269	72,308,580	540,005	67,955,476	67,978,738	227,913
a) Own portfolio	845,041	432,132	3,067,130	7,181,875	19,154,958	30,386,054	30,671,136	304,864	31,138,808	31,030,509	97,633
b) Subject to repurchase agreements	–	28,563	4,236,077	2,518,700	20,847,294	38,165,369	38,428,724	233,290	32,575,856	32,695,225	129,494
c) Deposits with the Brazilian Central Bank	–	523,549	1,813,972	1,150,404	936,344	4,124,145	4,124,269	123	3,770,867	3,771,453	407
d) Pledged in guarantee	–	–	631,229	15,062	140,160	1,082,701	1,084,481	1,722	470,422	470,551	82

Maturity in years	03.31.2007 Market Value With no Maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Total Cost	Total Market Value	03.31.2006 Total Cost	Market Value
Total by category	845,041	21,584,743	42,809,978	5,292,349	1,876,429	71,758,269	72,308,580	67,955,476	67,978,738
1 - Trading securities	5,417	1,958,592	4,997,118	398,839	–	7,324,795	7,360,967	4,290,778	4,326,928
2 - Securities available for sale	839,824	10,196,712	27,694,255	303,636	1,876,429	40,170,830	40,710,855	38,587,190	38,815,096
3 - Securities held to maturity	–	9,429,479	10,218,605	4,589,874	–	24,262,824	24,238,958	25,068,518	24,834,714

The portfolio after marking-to-market is as follows:

	03.31.2007	% of total portfolio	03.31.2006	% of total portfolio
Total by category	72,334,446	100%	68,210,542	100%
1 - Trading securities	7,360,967	10%	4,326,928	6%
2 - Securities available for sale	40,710,655	56%	38,815,096	57%
3 - Securities held to maturity	24,262,824	34%	25,068,518	37%

5.b) Derivative financial instruments

The Bank uses derivative financial instruments to manage, in a consolidated manner, its positions and to meet clients' needs, classifying own positions into Hedging (market risk) and Trading, both with limits of approval. This information is made available to the areas of pricing, trading, controls and calculation of results, which are segregated within the Bank .

The models used to manage risks with derivatives are reviewed periodically and the decisions made follow the best risk/return relationship, estimating possible losses based on the analysis of macroeconomic scenarios.

The Bank uses appropriate tools and systems to manage the derivatives. Trading in new derivatives, standardized or not, is subject to a previous risk analysis.

The hedge strategy of the equity positions is in line with the macroeconomic analyses and is approved by management.

Risk analysis of the subsidiaries is individual and its control consolidated.
The Bank uses statistical methods and simulations to measure the risks of its positions, including derivatives, using models of values at risk sensibility and *stress* analysis.

Risks

The main risks inherent to derivative financial instruments resulting from the Bank's and its subsidiaries' business are credit, market and operating risks, all similar to those related to other types of financial instruments.

Market risk is the exposure created by a potential fluctuation in interest rates, exchange rates, quotations of goods, prices quoted on stock markets and other values, and is a function of the type of product, the volume of operations, the term and conditions of the contract and the underlying volatility.

Credit risk is the exposure to loss in the event of default by a counterparty to a transaction. The credit exposure in futures contracts is minimized due to daily settlement in cash. Swap contracts registered at CETIP and at BM&F are subject to credit risk if the counterparty is unable or unwilling to comply with his contractual liabilities. Total credit exposure in swaps at March 31, 2007 is R$ 1,575,937 thousand (R$ 1,095,638 thousand at March 31, 2006). The credit risk associated with options contracts is limited to the premiums paid on purchased options.

Operating risk is the probability of financial losses resulting from failures or inadequacy of people, processes and systems, or factors such as catastrophes or criminal activities.

The tables below show the notional amounts, as cost or market value, and the respective net exposures in the balance sheet at March 31, 2007 for the derivative financial instruments classified in conformity with their classification as Trading or Hedge instruments.

NOTE 5 – Securities and Derivative Financial Instruments (cont.)

Trading derivatives (by index)

By index		BB-Domestic and Foreign Branches						BB-Consolidated					
		03.31.2007			03.31.2006			03.31.2007			03.31.2006		
	Counter-part	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Exchange trading													
Forwards contracts													
Sales commitments		3,377,233	(2,393)	(2,456)	858,817	(52,435)	(52,482)	3,377,233	(2,393)	(2,456)	841,544	(52,435)	(52,472)
DI	B	1,753,628	4,914	4,914	–	2,082	2,082	1,753,628	4,914	4,914	–	2,082	2,082
Currencies	B	75,395	5,079	5,079	–	–	–	75,395	5,079	5,079	–	–	–
US dollar	B	–	–	–	–	(24,428)	(24,428)	–	–	–	–	(24,428)	(24,428)
Index	B	–	(106)	(106)	–	(49)	(49)	–	(106)	(106)	–	(49)	(49)
Foreign exchange coupon	B	292,311	(16,987)	(16,987)	343,041	(36,757)	(36,757)	292,311	(16,987)	(16,987)	343,041	(36,757)	(36,757)
Libor	IF	1,174,443	–	(63)	232,361	(1)	(48)	1,174,443	–	(63)	214,988	(1)	(38)
SCC	B	81,456	4,707	4,707	83,515	6,718	6,718	81,456	4,707	4,707	83,515	6,718	6,718
Sales commitments		2,694,309	11,718	11,362	5,380,905	(1,781)	814	2,694,309	11,718	11,362	5,360,905	(1,781)	814
DI	B	112,241	(1,218)	(1,218)	3,184,589	(24,755)	(24,755)	112,241	(1,218)	(1,218)	3,184,589	(24,755)	(24,755)
Currencies	B	407,929	7,212	7,212	–	–	–	407,929	7,212	7,212	–	–	–
US dollar	B	–	–	–	301,585	1,544	1,544	–	–	–	301,585	1,544	1,544
Index	B	–	(126)	(126)	–	(58)	(58)	–	(126)	(126)	–	(58)	(58)
Foreign exchange coupon	B	95,845	5,850	5,850	202,699	21,488	21,488	95,845	5,850	5,850	202,699	21,488	21,488
Libor	IF	2,078,294	–	(356)	1,672,132	–	2,395	2,078,294	–	(356)	1,672,132	–	2,395
Commodities	B	–	–	–	–	(1)	(1)	–	–	–	–	(1)	(1)
Fixed-term options													
Asset position		843,732	286,464	273,346	678,749	60,468	68,027	843,732	286,494	273,346	678,749	60,468	68,027
Security maturity		246,058	246,058	246,058	51,825	51,825	51,825	246,058	246,058	246,058	51,825	51,825	51,825
Currencies	B	597,674	40,406	27,288	626,924	8,643	16,202	597,674	40,436	27,288	626,924	8,643	16,202
Liability position		1,967,251	(467,464)	(383,265)	846,524	(97,852)	(83,411)	1,967,251	(467,464)	(383,265)	846,524	(97,852)	(83,411)
Security maturity		(246,058)	(246,058)	(246,058)	(51,825)	(51,825)	(51,825)	(246,058)	(246,058)	(246,058)	(51,825)	(51,825)	(51,825)
Currencies	B	2,213,309	(221,406)	(137,207)	898,349	(46,027)	(31,586)	2,213,309	(221,406)	(137,207)	898,349	(46,027)	(31,586)
Options market													
Purchase options		–	–	–	8,696	87	87	10,158	1,080	336	10,439	152	147
Financial assets & derivatives	C	–	–	–	8,696	87	87	10,158	1,080	336	10,439	152	147
Sales options		(576,686)	(1,206,991)	(1,219,735)	(370,787)	(816,028)	(823,012)	(566,528)	(1,208,071)	(1,220,071)	(369,044)	(816,093)	(823,073)
Shares	B	(576,686)	(1,206,991)	(1,219,735)	(379,483)	(815,941)	(822,925)	(576,686)	(1,206,991)	(1,219,735)	(379,483)	(815,941)	(822,925)
Financial assets & derivatives	IF	–	–	–	8,696	(87)	(87)	10,158	(1,080)	(336)	10,439	(152)	(148)
Over-the-counter trading													
Swap contracts													
Asset position		8,101,841	718,385	718,918	2,072,495	292,044	336,574	8,092,788	718,362	718,654	2,091,793	292,156	336,207
DI	C	3,788,729	436,081	400,081	1,523,306	266,899	289,583	3,788,729	436,081	400,081	1,523,306	266,899	289,590
	IF	3,404,140	236,087	232,439	–	–	–	3,404,140	238,087	232,439	–	–	–
Foreign currency	C	61,228	1,770	1,880	36,071	701	177	61,228	1,770	1,880	36,071	701	177
	IF	147,084	19,609	60,004	77,548	20,194	40,966	147,084	19,609	60,004	77,548	20,194	40,956
Prefixed	C	691,607	22,835	24,250	435,570	4,250	5,849	691,607	22,835	24,250	364,779	4,362	5,482
IPCA	C	9,053	23	264	–	–	–	–	–	–	–	–	–
Liability position		20,872,037	(346,491)	(347,953)	15,742,292	(528,524)	(529,800)	20,872,037	(346,491)	(347,953)	15,742,292	(528,524)	(529,809)
DI	C	17,049,819	(204,567)	(204,438)	12,031,117	(379,043)	(379,375)	17,049,819	(204,567)	(204,438)	12,031,117	(379,043)	(379,375)
	IF	1,612,775	(78,353)	(72,012)	605,856	(46,669)	(53,841)	1,612,775	(78,353)	(72,012)	605,856	(46,669)	(53,841)
Foreign currency	C	320,952	4,397	(8,421)	546,212	(14,475)	(7,394)	320,952	4,397	(8,421)	546,212	(14,475)	(7,394)
	IF	214,792	(20,615)	(18,670)	1,710	(1,140)	(1,140)	214,792	(20,618)	(18,670)	1,710	(1,140)	(1,140)
Prefixed	C	438,188	(18,697)	(17,756)	77,422	(999)	(1,852)	438,188	(18,697)	(17,756)	77,422	(999)	(1,852)
TMS	C	853,438	(19,954)	(19,954)	2,151,074	(77,058)	(77,058)	853,438	(19,954)	(19,954)	2,151,074	(77,058)	(77,058)
TR	C	382,073	(8,702)	(8,702)	328,901	(9,140)	(9,140)	382,073	(8,702)	(8,702)	328,901	(9,140)	(9,140)
Forward contracts													
Asset position		2,358,089	12,207	23,169	1,874,052	2,427	16,348	2,358,042	12,207	23,169	1,874,025	2,427	16,348
Foreign currency	IF	1,415,273	12,056	23,018	920,720	1,521	15,442	1,415,226	12,056	23,018	920,693	1,521	15,442
Others	–	942,816	151	151	953,332	906	906	942,816	151	151	953,332	906	906
Liability position		1,091,060	(3,444)	(18,645)	1,220,797	(5,847)	(10,967)	1,002,492	(3,875)	(17,646)	1,128,198	(3,848)	(9,487)
Foreign currency	IF	777,772	(2,416)	(17,617)	786,477	(5,843)	(10,963)	689,204	(2,847)	(16,618)	693,878	(3,844)	(9,483)
Others	–	313,288	(1,028)	(1,028)	434,320	(4)	(4)	313,288	(1,028)	(1,028)	434,320	(4)	(4)

Counterpart: (B) Stock Exchange, (IF) Financial Institution, (C) Client.

NOTE 5 – Securities and Derivative Financial Instruments

Trading derivatives (by maturity)

By maturity	BB-Domestic and Foreign Branches						BB-Consolidated					
	03.31.2007			03.31.2006			03.31.2007			03.31.2006		
	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Forwards contracts												
Sales commitments	3,377,233	–	–	658,917	–	–	3,377,233	–	–	641,544	–	–
Up to 30 days	548,367	–	–	6,513	–	–	548,367	–	–	6,513	–	–
31 to 60 days	–	–	–	21,568	–	–	–	–	–	21,568	–	–
61 to 90 days	324,722	–	–	82,520	–	–	324,722	–	–	82,520	–	–
91 to 180 days	574,785	–	–	69,491	–	–	574,785	–	–	69,491	–	–
181 to 360 days	752,995	–	–	91,757	–	–	752,995	–	–	91,757	–	–
1 to 5 years	1,178,364	–	–	369,695	–	–	1,178,364	–	–	369,695	–	–
Over 5 years	–	–	–	17,373	–	–	–	–	–	–	–	–
Sales commitments	2,694,309	–	–	5,360,905	–	–	2,694,309	–	–	5,360,905	–	–
31 to 60 days	376,157	–	–	301,585	–	–	376,157	–	–	301,585	–	–
61 to 90 days	–	–	–	173,729	–	–	–	–	–	173,729	–	–
91 to 180 days	608,731	–	–	907,190	–	–	608,731	–	–	907,190	–	–
181 to 360 days	435,797	–	–	1,120,506	–	–	435,797	–	–	1,120,606	–	–
1 to 5 years	1,265,426	–	–	2,705,883	–	–	1,265,426	–	–	2,705,883	–	–
Over 5 years	8,198	–	–	152,012	–	–	8,198	–	–	152,012	–	–
Fixed-term options												
Security maturity												
Asset position	246,058	246,058	246,058	51,825	51,825	51,825	246,058	246,058	246,058	51,825	51,825	51,825
Up to 30 days	246,058	246,058	246,058	51,825	51,825	51,825	246,058	246,058	246,058	51,825	51,825	51,825
Liability position	(246,058)	(246,058)	(246,058)	(51,825)	(51,825)	(51,825)	(246,058)	(246,058)	(246,058)	(51,825)	(51,825)	(51,825)
Up to 30 days	(246,058)	(246,058)	(246,058)	(51,825)	(51,825)	(51,825)	(246,058)	(246,058)	(246,058)	(51,825)	(51,825)	(51,825)
Currency maturity												
Asset position	597,674	40,408	27,288	628,924	8,643	16,202	597,674	40,408	27,288	628,924	8,643	16,202
Up to 30 days	153,518	5,092	4,555	340,903	2,278	2,677	153,518	5,092	4,555	340,903	2,278	2,677
31 to 60 days	29,926	1,181	1,124	41,229	735	773	29,926	1,181	1,124	41,229	735	773
61 to 90 days	84,699	3,763	2,562	11,465	322	367	84,699	3,763	2,562	11,465	322	367
91 to 180 days	135,483	9,147	5,947	50,920	8,527	7,917	135,483	9,147	5,947	50,920	8,527	7,917
181 to 360 days	190,922	20,680	12,880	163,480	(2,827)	3,782	190,922	20,680	12,880	163,480	(2,827)	3,782
1 to 5 years	3,146	545	220	18,897	(392)	686	3,146	545	220	18,897	(392)	686
Liability position	2,213,309	(221,406)	(137,207)	698,349	(48,027)	(31,586)	2,213,309	(221,406)	(137,207)	698,349	(48,027)	(31,586)
Up to 30 days	225,585	(11,046)	(9,944)	177,631	(6,365)	(5,774)	225,585	(11,046)	(9,944)	177,631	(6,365)	(5,774)
31 to 60 days	118,990	(7,263)	(6,732)	68,625	(3,362)	(3,419)	118,990	(7,263)	(6,732)	68,625	(3,362)	(3,419)
61 to 90 days	138,705	(10,981)	(9,984)	73,391	(4,797)	(4,212)	138,705	(10,981)	(9,984)	73,391	(4,797)	(4,212)
91 to 180 days	554,587	(52,397)	(38,671)	199,472	(13,253)	(9,530)	554,587	(52,397)	(38,671)	199,472	(13,253)	(9,530)
181 to 360 days	773,639	(77,165)	(43,419)	163,500	(15,717)	(8,959)	773,639	(77,165)	(43,419)	163,500	(15,717)	(8,959)
1 to 5 years	403,803	(62,554)	(28,457)	15,730	(2,543)	(1,692)	403,803	(62,554)	(28,457)	15,730	(2,543)	(1,692)
Options market												
Purchase options												
Shares	–	–	–	8,696	87	87	10,158	1,080	336	10,439	152	147
Up to 30 days	–	–	–	8,696	87	87	6,810	346	13	9,650	132	120
31 to 60 days	–	–	–	–	–	–	2,503	117	60	–	–	–
91 to 180 days	–	–	–	–	–	–	677	604	250	203	17	11
181 to 360 days	–	–	–	–	–	–	168	13	13	586	3	16
Sales options												
Shares	(576,688)	(1,208,991)	(1,219,735)	(370,787)	(816,028)	(823,012)	(556,628)	(1,208,071)	(1,220,071)	(383,044)	(816,093)	(823,073)
Up to 30 days	(372,623)	(780,616)	(796,347)	(84,627)	(203,148)	(205,393)	(365,813)	(780,961)	(788,360)	(83,673)	(203,193)	(205,426)
31 to 60 days	(52,401)	(108,554)	(108,858)	(48,740)	(107,976)	(109,114)	(49,808)	(108,671)	(108,928)	(48,740)	(107,975)	(109,114)
61 to 90 days	(125,332)	(261,572)	(263,936)	–	–	–	(125,332)	(261,672)	(263,936)	–	–	–
91 to 180 days	(10,434)	(22,250)	(22,654)	(235,100)	(499,905)	(503,488)	(9,757)	(22,854)	(22,904)	(234,897)	(498,922)	(503,499)
181 to 360 days	–	–	–	(2,320)	(5,000)	(5,017)	168	(13)	(13)	(1,734)	(5,000)	(5,034)
1 to 5 years	(15,696)	(34,000)	(37,930)	–	–	–	(16,806)	(34,000)	(37,930)	–	–	–
Swap contracts												
Asset	8,101,841	718,325	718,818	2,072,495	292,044	336,574	8,092,788	716,362	718,654	2,001,781	292,156	338,207
Up to 30 days	646,615	51,439	49,980	556,134	50,015	59,490	646,615	51,439	49,980	556,134	50,015	59,490
31 to 60 days	435,177	28,724	28,481	268,029	3,502	6,533	435,177	28,724	28,481	268,029	3,502	6,533
61 to 90 days	748,272	40,802	39,514	121,698	12,310	13,931	748,272	40,802	39,514	121,698	12,310	13,931
91 to 180 days	2,022,418	259,796	258,590	77,085	6,280	7,460	2,022,418	259,798	258,500	77,085	6,280	7,460
181 to 360 days	1,982,124	183,352	214,739	448,852	27,711	30,328	1,982,124	183,352	214,739	378,060	27,823	29,981
1 to 5 years	2,257,235	153,675	127,406	600,697	192,226	219,832	2,248,182	153,552	127,142	600,697	192,226	219,832
5 to 10 years	10,000	697	208	–	–	–	10,000	697	208	–	–	–
Liability	20,872,037	(348,491)	(347,953)	15,742,292	(528,874)	(529,890)	20,872,037	(348,491)	(347,953)	15,742,292	(528,524)	(529,890)
Up to 30 days	792,914	(32,392)	(31,184)	657,525	(31,889)	(34,089)	792,914	(32,392)	(31,184)	657,525	(31,889)	(34,089)
31 to 60 days	7,056,400	(41,075)	(40,467)	400,395	(17,672)	(16,718)	7,055,400	(41,075)	(40,467)	400,395	(17,872)	(18,718)
61 to 90 days	771,735	(20,150)	(19,312)	391,241	(39,782)	(40,223)	771,735	(20,150)	(19,312)	391,241	(39,782)	(40,223)
91 to 180 days	1,869,882	(68,267)	(65,511)	7,235,137	(253,704)	(251,556)	1,869,882	(68,267)	(65,511)	7,235,137	(253,704)	(251,566)
181 to 360 days	3,206,356	(63,234)	(84,641)	2,481,259	(76,887)	(77,866)	3,206,356	(63,234)	(84,841)	2,481,259	(76,887)	(77,866)
1 to 5 years	7,175,750	(123,373)	(126,838)	4,596,735	(108,610)	(109,348)	7,175,750	(123,373)	(126,838)	4,596,735	(108,610)	(109,348)
Forward contracts												
Asset	2,358,080	12,207	23,169	1,874,052	2,427	18,348	2,358,042	12,207	23,169	1,874,025	2,427	18,348
Up to 30 days	426,609	4,577	5,625	536,162	1,608	3,839	426,591	4,577	5,625	535,162	1,606	3,839
31 to 60 days	951,326	1,256	2,518	202,905	2,080	3,968	951,299	1,256	2,518	202,885	2,080	3,968
61 to 90 days	154,661	2,027	3,040	370,279	794	2,791	154,658	2,027	3,040	370,272	794	2,791
91 to 180 days	665,068	2,885	9,710	472,251	157	4,163	665,068	2,885	9,710	472,251	157	4,163
181 to 360 days	109,124	1,968	2,196	291,705	(2,192)	1,567	109,124	1,968	2,196	291,705	(2,192)	1,567
1 to 5 years	51,301	(506)	80	1,750	(20)	20	51,302	(506)	80	1,750	(20)	20
Liability	1,091,060	(3,444)	(18,645)	1,220,797	(5,847)	(10,987)	1,002,492	(3,875)	(17,648)	1,178,188	(3,848)	(9,487)
Up to 30 days	663,501	(707)	(6,613)	886,015	68	(2,582)	516,863	(989)	(5,931)	832,478	873	(2,068)
31 to 60 days	302,023	(2,340)	(11,257)	113,933	(1,033)	(1,564)	266,427	(2,362)	(11,238)	113,902	(1,033)	(1,564)
61 to 90 days	126,925	(163)	(119)	14,478	(351)	(1,194)	126,898	(163)	(119)	14,461	(351)	(1,194)
91 to 180 days	65,782	(228)	(221)	47,678	(803)	(1,401)	65,612	(241)	(211)	47,589	(801)	(1,401)
181 to 360 days	27,731	(52)	(206)	124,947	(91)	(812)	26,692	(120)	(147)	124,766	(83)	(811)
1 to 5 years	2,905	80	(138)	27,837	(2,785)	(2,438)	–	–	–	25,004	(2,453)	(2,409)
5 to 10 years	2193	(34)	(91)	3,909	(850)	(976)	–	–	–	–	–	–

The margin given as guarantee for transactions with derivative financial instruments is comprised of Financial Treasury Bills (LFT), NTN-B and pledged TDA, amounting to R$ 1,084,451thousand (R$ 470,551 thousand at March 31, 2006).

5.c) Adjustment to market value - securities and derivatives

The mark-to-market accounting requirement established by the Central Bank (Bacen) Circulars Letters 3068/2001 and 3082/2002 for securities registered in category 1 and later regulations resulted in the following income and expense being recognized in the period:

	BB-Consolidated	
	1st quarter/2007	1st quarter/2006
Securities	(5,171)	8,697
Derivatives	59,811	21,931
Total	54,640	30,628

NOTE 6 – Loan and Lease Operations

6.a) Details of the loan portfolio and loan operations with loan characteristics classified as "Other receivables":

	BB - Domestic and Foreign branches		BB-Consolidated	
	03.31.2007	03.31.2006	03.31.2007	03.31.2006
Loan operations	118,687,610	87,777,643	120,019,691	88,306,162
Loans and bills discounted	49,761,978	36,884,364	50,019,751	37,142,233
Financing	33,596,354	21,144,453	34,817,891	21,591,725
Rural and agribusiness financing	44,050,089	36,898,815	44,050,089	36,898,815
Financing of securities	436	406	--	--
(Allowance for loan losses)	(8,721,247)	(7,150,395)	(8,868,040)	(7,326,611)
Other receivables with Loan characteristics	10,234,624	8,811,591	11,189,960	9,459,757
Receivables from guarantees honored	53,448	156,430	53,448	156,430
Advances on foreign exchange contracts	8,134,309	6,834,853	8,134,309	6,834,853
Sundry	2,288,858	2,200,245	3,244,227	2,848,788
(Provision for other losses)	(241,991)	(379,937)	(242,024)	(380,314)
Lease operations	11,398	22,990	44,680	29,774
Lease operations	11,405	23,488	67,742	54,088
(Allowance for lease losses)	(7)	(498)	(23,062)	(24,314)
Total	128,933,632	96,612,224	131,254,331	97,795,693

6.b) Details of the loan portfolio by sector, including operations with loan characteristics classified as "Other receivables":

	BB-Domestic and Foreign Branches				BB-Consolidated			
	03.31.2007	%	03.31.2006	%	03.31.2007	%	03.31.2006	%
PUBLIC SECTOR	3,102,539	2.3	3,448,764	3.5	3,134,027	2.2	3,476,346	3.5
Domestic	546,087	0.4	446,462	0.5	546,087	0.4	446,462	0.5
Government	289,863	0.2	206,009	0.2	289,863	0.2	206,009	0.2
Direct administration	258,509	0.2	185,795	0.2	258,509	0.2	185,795	0.2
Indirect administration	31,354	--	20,214	--	31,354	--	20,214	--
Business entities	256,224	0.2	240,453	0.3	256,224	0.2	240,453	0.3
Industry	175,013	0.1	152,932	0.2	175,013	0.1	152,932	0.2
Financial services	67,499	0.1	68,765	0.1	67,499	0.1	68,765	0.1
Other services	13,712	--	18,756	--	13,712	--	18,756	--
Abroad	2,556,452	1.9	3,002,302	3.0	2,587,940	1.8	3,029,884	3.0
Business entities	2,556,452	1.9	3,002,302	3.0	2,587,940	1.8	3,029,884	3.0
Industry	46,426	--	165,541	0.2	62,658	--	354,453	0.3
Other banks	29,118	--	--	--	29,118	--	--	--
Other services	2,480,908	1.8	2,836,761	2.8	2,496,164	1.8	2,675,431	2.7

PRIVATE SECTOR	134,794,338	97.8	100,694,290	96.5	137,253,430	97.8	102,050,586	96.5
Domestic	126,556,735	91.8	95,539,926	91.7	127,523,843	90.9	96,208,471	91.2
Rural	39,484,233	28.6	34,242,246	32.9	39,484,233	28.1	34,242,246	32.5
Industry	35,558,339	25.8	22,580,067	21.7	35,935,171	25.6	22,819,684	21.6
Commerce	13,880,683	10.1	11,311,333	10.9	14,117,271	10.1	11,486,876	10.9
Financial services	34	–	194	–	34	–	194	–
Other services	13,867,772	10.1	9,666,926	9.3	14,146,344	10.1	9,794,843	9.3
Private Individuals	23,765,674	17.2	17,739,159	16.9	23,840,790	17.0	17,864,628	16.9
Abroad	8,237,603	6.0	5,154,363	4.8	9,729,587	6.9	5,842,115	5.3
BB Group	23,499	–	38,300	–	27,259	–	12,321	–
Commerce	1,033,414	0.7	595,271	0.5	1,098,817	0.8	667,782	0.6
Industry	5,751,809	4.2	3,762,037	3.5	6,954,221	5.0	4,243,438	3.8
Other companies	61,262	–	70,986	0.1	61,262	–	70,986	0.1
Other banks	1,084,895	0.8	503,402	0.5	1,136,216	0.8	504,343	0.5
Private Individuals	6,332	–	8,237	–	6,391	–	8,326	–
Other services	276,392	0.2	176,130	0.2	445,421	0.3	334,919	0.3
Total	137,896,877	100.0	104,143,054	100.0	140,387,457	100.0	105,526,932	100.0

6.c) Details of the loan portfolio by risk level and maturity, including operations with loan characteristics classified as "Other receivables":

BB-Domestic and Foreign Branches
Loans falling due

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Above de 360	Total portfolio 03.31.2007	%	Total portfolio 03.31.2006	%
AA	1,756,049	991,180	2,235,699	2,824,577	5,662,032	6,771,723	15,965,448	36,206,608	28%	17,695,209	18%
A	652,860	630,679	1,506,016	1,426,403	3,473,673	6,460,136	15,433,024	29,581,793	23%	27,735,526	29%
B	877,299	421,247	1,056,443	1,208,384	3,018,640	8,038,708	27,623,674	42,244,394	32%	31,418,464	33%
C	379,329	101,741	310,002	321,750	873,040	2,197,121	11,384,264	15,547,247	12%	15,146,657	15%
D	71,760	27,432	64,445	73,463	186,365	607,893	3,288,611	4,319,970	3%	3,250,744	3%
E	19,406	35,862	15,860	15,722	45,372	175,114	1,208,215	1,515,552	1%	716,118	1%
F	3,238	539	2,526	2,305	8,649	15,432	283,671	316,360	–	256,171	–
G	2,559	604	1,284	1,591	9,990	12,454	443,190	471,671	–	401,718	–
H	16,480	3,874	7,556	12,046	33,784	65,098	1,591,152	1,719,990	1%	1,136,429	1%
Total	3,778,980	2,213,159	5,199,730	5,885,242	13,311,545	24,333,680	77,201,249	131,923,585	100%	97,757,036	100%

BB-Domestic and Foreign Branches
Loans overdue

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio 03.31.2007	%	Total portfolio 03.31.2006	%
B	22,670	535,328	30,606	4,025	3,527	449	–	596,605	10%	401,062	6%
C	16,499	392,011	461,049	32,044	18,402	–	86	920,092	15%	881,840	14%
D	2,673	100,168	129,463	298,976	60,523	360	210	592,372	10%	671,518	11%
E	1,114	55,569	58,653	75,915	271,269	39,989	–	502,509	8%	559,211	9%
F	408	22,334	26,456	22,983	266,028	47,678	–	384,886	6%	419,616	7%
G	358	15,354	14,982	18,549	314,805	112,250	37,457	513,755	9%	432,197	7%
H	2,003	93,217	85,999	83,015	329,661	1,556,804	312,374	2,463,073	42%	3,020,574	46%
Total	45,723	1,213,982	807,208	535,508	1,283,214	1,757,531	350,127	5,973,292	100%	6,386,018	100%

BB-Consolidated
Loans falling due

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Above de 360	Total portfolio 03.31.2007	%	Total portfolio 03.31.2006	%
AA	1,774,694	1,018,531	2,249,266	2,853,542	5,729,032	6,855,409	16,852,824	37,333,297	28%	17,814,921	18%
A	661,080	636,124	1,518,064	1,436,599	3,507,501	6,518,454	15,806,759	30,084,583	23%	28,324,150	29%
B	890,784	430,005	1,074,783	1,226,285	3,066,661	8,125,090	28,022,580	42,836,187	32%	31,737,839	32%
C	380,781	102,851	313,409	326,403	890,858	2,213,800	11,394,081	15,622,183	12%	15,239,991	16%
D	72,603	28,315	66,058	75,042	190,469	615,129	3,299,168	4,346,785	3%	3,306,866	3%
E	19,667	36,294	16,482	16,416	48,259	178,114	1,209,089	1,524,322	1%	731,881	1%
F	3,583	697	2,848	2,597	9,214	15,869	283,988	318,796	–	257,443	–
G	2,621	623	1,344	1,652	10,172	12,705	443,507	472,623	–	402,519	–
H	18,394	4,063	8,035	12,516	35,073	57,000	1,705,893	1,840,974	1%	1,276,993	1%
Total	3,824,207	2,257,504	5,250,288	5,951,053	13,487,239	24,591,571	79,017,889	134,379,751	100%	99,092,603	100%

BB-Consolidated
Loans overdue

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio 03.31.2007	%	Total portfolio 03.31.2006	%
B	22,673	535,431	30,610	4,025	3,527	449	--	596,715	10%	401,154	6%
C	16,709	396,215	461,126	32,045	18,402	--	86	924,584	15%	887,466	14%
D	2,678	100,298	134,082	299,007	60,523	360	210	597,157	10%	678,855	11%
E	1,117	55,632	58,798	78,419	271,311	39,989	--	505,266	8%	563,771	9%
F	414	22,491	26,629	23,092	267,204	47,678	--	387,509	6%	423,875	7%
G	358	15,397	15,042	18,608	316,888	112,250	37,457	516,000	9%	435,941	7%
H	2,008	93,573	86,553	83,500	333,058	1,569,408	312,375	2,480,475	42%	3,043,267	46%
Total	45,957	1,219,038	812,840	538,697	1,270,912	1,770,135	350,128	6,007,706	100%	6,434,329	100%

6.d) Details of the allowance for loan losses by risk level, including operations with loan characteristics classified as "Other receivables":

BB-Domestic and Foreign Branches

Risk Level	% Allowance	Balance 03.31.2007	Allowance 03.31.2007	Balance 03.31.2006	Allowance 03.31.2006
AA	0	36,206,608	--	17,695,209	--
A	0.5	29,581,792	147,909	27,735,526	138,678
B	1	42,840,998	428,410	31,819,526	318,195
C	3	16,467,339	494,020	16,028,497	480,855
D	10	4,912,343	491,234	3,922,262	392,226
E	30	2,018,061	605,418	1,275,329	382,599
F	50	701,246	350,623	675,787	337,893
G	70	985,426	689,798	833,915	583,740
H	100	4,183,064	4,183,064	4,157,003	4,157,003
Subtotal		137,896,877	7,390,476	104,143,054	6,791,189
Additional allowance foreign (*)		--	17,352	--	29,729
Additional allowance domestic (**)		--	1,555,417	--	709,912
Total		137,896,877	8,963,245	104,143,054	7,530,830

BB-Consolidated

Risk Level	% Allowance	Balance 03.31.2007	Allowance 03.31.2007	Balance 03.31.2006	Allowance 03.31.2006
AA	0	37,333,297	--	17,814,921	--
A	0.5	30,084,584	150,423	28,324,150	141,621
B	1	43,432,902	434,329	32,138,993	321,390
C	3	16,546,766	496,403	16,127,457	483,824
D	10	4,943,943	494,394	3,985,721	398,572
E	30	2,029,588	608,876	1,295,652	388,695
F	50	706,305	353,153	681,318	340,659
G	70	988,622	692,036	838,460	586,922
H	100	4,321,450	4,321,450	4,320,260	4,320,260
Subtotal		140,387,457	7,551,064	105,526,932	6,981,943
Additional allowance foreign (*)		--	26,637	--	39,234
Additional allowance domestic (**)		--	1,555,425	--	710,062
Total		140,387,457	9,133,126	105,526,054	7,731,239

(*) Additional allowance required by local legislation.

(**) Includes the installment of R$ 1,400 million with the purpose of prudently reflecting the risks that exist in the portfolio, and also the installment of R$ 51 million of charges on operations classified at Proagro, pending recovery by Central Bank.

6.e) Changes in the allowance for loan and lease losses and for operations with loan characteristics classified as "Other receivables":

	BB - Domestic and Foreign branches		BB-Consolidated	
	1st quarter/2007	1st quarter/2006	1st quarter/2007	1st quarter/2006
Opening balance	8,449,027	6,484,244	8,634,714	6,691,651
Provision/(reversal)	1,425,723	1,830,297	1,430,419	1,844,594
Exchange variation on allowances - foreign	(627)	(5,544)	(6,020)	(16,534)
Loans written off	(910,878)	(778,167)	(925,987)	(788,472)
Closing balance	8,963,245	7,530,830	9,133,126	7,731,239

6.f) Changes in the provision for loss on other receivables without loan characteristics:

	BB - Domestic and Foreign branches		BB-Consolidated	
	1st quarter/2007	1st quarter/2006	1st quarter/2007	1st quarter/2006
Opening balance	3,459,814	2,569,412	3,472,393	2,579,850
Provision/(reversal)	192,044	226,187	190,308	226,225
Exchange variation on allowances - foreign	(136)	384	(136)	384
Loans written off	(521)	(91)	(521)	(493)
Closing balance	3,651,201	2,795,892	3,662,044	2,805,966

6.g) Supplementary information:

	BB - Domestic and Foreign branches		BB-Consolidated	
	1st quarter/2007	1st quarter/2006	1st quarter/2007	1st quarter/2006
Renegotiated loans	2,121,849	1,363,739	2,135,728	1,363,739
Recoveries of loans written off (*)	341,467	296,181	345,761	296,632

(*) Recorded in Revenue from Loans (see income statement), pursuant to CMN Resolution 2,836, of 5.30.2001. Of this total, in the first quarter of 2007, R$ 16,351 thousand (book value - 3,511 thousand) refer to loans to individuals and corporate entities. In the first quarter/2006, these amounts reached R$ 4,346 thousand (book value - R$ 13,665 thousand).

NOTE 7 – Other Receivables

7.a) Foreign exchange portfolio

	Current and long-term	
	BB-Domestic and Foreign Branches and BB-Consolidated	
	03.31.2007	03.31.2006
Forward foreign exchange purchases pending settlement	11,690,618	7,970,887
Bills of exchange and time drafts in foreign currency	88,937	87,995
Receivables from sales of foreign exchange	11,651,652	9,553,210
Advances received	(8,473,544)	(8,588,013)
Foreign currency receivables	22,454	14,123
Income receivable on advances granted	135,594	91,612
Income receivable on financed imports	23	9
Total	15,115,734	9,129,823

7.b) Specific credits

These are credits from the Federal Treasury of R$ 700,168 thousand (R$ 626,859 thousand at March 31, 2006) for the –extension of terms of rural financing– as determined by Law 9138/1995.

7.c) Sundry

	Current and long-term			
	BB - Domestic and Foreign branches		BB-Consolidated	
	03.31.2007	03.31.2006	03.31.2007	03.31.2006
Salary and other advances	146,817	229,600	146,837	229,656
Accounts receivable - Federal Treasury	260,669	344,577	260,669	344,577
Accounts receivable - credit card operations	1,813,630	1,494,393	1,813,630	1,494,393
Accounts receivable – other	772,283	404,870	809,458	413,516
Tax credits (Note 19)	8,523,300	8,808,858	8,641,666	8,905,447
Sundry debtors – foreign	17,732	19,560	18,180	19,667
Sundry debtors – domestic *	5,443,775	4,723,427	5,446,366	4,696,981
Receivables from guarantee deposits **	14,063,981	12,193,775	14,129,305	12,251,207
Income tax and social contribution on net income to offset	688,138	816,466	702,241	831,170
Receivables from sale of assets and rights	398,348	459,419	398,348	460,722
Other	416,061	234,595	244,266	187,062
Total	32,544,734	29,729,540	32,610,966	29,834,398

(*) Includes the net amount of R$ 2,555,846 thousand equivalent to the total of the "Actuarial Asset CVM No. 371" and of the "Actuarial Asset relating to the 1997 Contract" (R$ 3,865,470 at March 31, 2006, relating to the sum of "Actuarial Asset relating to the 1997 Contract" and of "Actuarial Asset CVM No. 371", as shown in Note 24.e.

(**) Includes R$ 11,767,963 thousand (R$ 10,184,935 thousand at March 31, 2006) relating to Filing Appeals of Tax Claims (Note 18.d), R$ 1,552,562 thousand (R$ 1,404,727 thousand at March 31, 2006) relating to Filing Appeals of Labor Claims and R$ 737,905 thousand (R$ 596,638 thousand at March 31, 2006) relating to Other Appeals, related to the Bank.

NOTE 8 – Other Assets

	Current and long-term			
	BB - Domestic and Foreign branches		BB-Consolidated	
	03.31.2007	03.31.2006	03.31.2007	03.31.2006
Non-operating assets	246,480	275,333	264,967	282,036
Supply materials	23,607	28,082	23,607	28,082
Total	270,087	303,415	288,574	310,118

NOTE 09 - Property and equipment and leased assets

	BB-Consolidated				
	Annual depreciation rate (by group)	03.31.2006 Residual Cost	03.31.2007 Changes	Depreciation	Closing bala
Property and equipment		3,014,610	(1,936)	(230,275)	2,782,399
Furniture and equipment in stock	--	9,346	28,368	--	37,714
Constructions in progress	--	267,641	(171,166)	--	96,475
Land	--	179,369	(4,401)	--	174,968
Buildings	4%	932,672	72,204	(44,960)	959,916
Facilities	10%	211,927	24,526	(38,043)	198,410
Furniture and equipment in use	10%	320,152	42,470	(45,966)	316,656
Communication systems	10%	71,033	5,496	(9,844)	66,685
Data processing systems	20%	927,413	(6,983)	(75,941)	844,489
Security systems	10%	94,444	8,437	(16,015)	86,866
Transportation systems	20%	613	(889)	495	220
Leased assets		894,927	560,640	(150,072)	1,305,495
Total		3,909,537	558,704	(380,347)	4,087,894

The ratio of formation of fixed assets in relation to the equity of reference is 14.21% (16.97% at March 31, 2006), observing the limit of 50%.

NOTE 10 – Deposits

	Current and long-term			
	BB - Domestic and Foreign branches		BB-Consolidated	
	03.31.2007	03.31.2006	03.31.2007	03.31.2006
Demand deposits	35,550,699	31,815,890	35,588,302	31,877,536
Related companies	526,649	864,026	526,649	864,026
Individuals	12,789,041	10,144,762	12,797,754	10,151,305
Corporate entities	12,531,924	10,930,343	12,568,521	10,983,656
Financial institutions	220,252	146,908	211,763	147,839
Government	2,478,300	2,002,947	2,478,300	2,002,947
Federal Treasury	308,642	275,689	308,643	275,689
Domiciled abroad	27,473	11,386	27,061	11,298
Restricted	4,200,568	4,168,585	4,201,761	4,169,532
In foreign currency	2,433,482	3,257,036	2,433,482	3,257,036
Others	34,368	14,208	34,368	14,208
Savings deposits	38,942,074	32,975,353	38,942,074	32,975,353
Individuals	36,632,375	30,979,695	36,632,375	30,979,695
Corporate entities	1,889,931	1,617,920	1,889,931	1,617,920
Related companies	414,278	375,351	414,278	375,351
Financial institutions	5,490	2,387	5,490	2,387
Interbank deposits	6,987,624	9,396,940	5,025,723	5,261,900
Time deposits	80,700,963	68,886,756	80,859,879	68,948,386
Time deposits	35,887,005	33,609,130	36,045,921	33,670,760
Time deposits in foreign currency	1,671	46	1,671	46
Time deposits with automatic renewal	164,510	182,735	164,510	182,735
Remunerated judicial deposits	25,473,081	21,699,675	25,473,081	21,699,675
Special deposits relating to funds and programs (Note 14.c)	19,174,696	13,395,170	19,174,696	13,395,170
Deposits for investments	247,456	131,388	247,456	131,388
Total	162,428,816	143,206,327	160,663,434	139,194,563

NOTE 11– Borrowings - Foreign Borrowings

	BB-Domestic and Foreign Branches						
	Up to 90 days	from 91 to 360 days	from 1 to 3 years	from 3 to 5 years	from 5 to 15 years	Total 03.31.2007	Total 03.31.2006
Exports	106,538	37,490	–	–	–	144,028	230,049
Imports	78,452	159,123	111,590	38,155	2,922	390,242	283,356
Banks	1,307,041	–	–	–	–	1,307,041	181,826
Onlend to the public sector	248,257	132,545	530,180	–	1,364,712	2,275,694	2,802,006
Borrowings from BB Group companies abroad	619,505	182,128	361,390	–	–	1,163,023	3,830,891
Borrowings by BB Group companies abroad	153,942	596,376	–	–	–	750,318	892,191
Total	2,513,735	1,107,662	1,003,160	38,155	1,367,634	6,030,346	8,220,319

	BB-Consolidated						
	Up to 90 days	from 91 to 360 days	from 1 to 3 years	from 3 to 5 years	from 5 to 15 years	Total 03.31.2007	Total 03.31.2006
Imports	35,176	92,747	103,362	34,230	–	265,515	165,537
Banks	1,307,041	–	–	–	–	1,307,041	181,826
Onlend to the public sector	248,257	132,545	530,180	–	1,364,712	2,275,694	2,802,006
Borrowings by BB Group companies abroad	135,617	589,898	–	–	–	725,515	881,341
Total	1,726,091	815,190	633,542	34,230	1,364,712	4,573,765	4,030,710

Banco do Brasil S.A. policy in respect of its foreign borrowings is to seek the lowest possible cost for the maturity, type of instrument, and its balance sheet profile. The Bank uses the Libor and US Treasury rates, respectively, as references for its financial and capital transactions, constantly monitoring rates in the various markets.

NOTE 12– Domestic Onlending – Official Institutions

Programs	Financial charges	BB- Domestic and Foreign branches		BB- Consolidated	
		03.31.2007	03.31.2006	03.31.2007	03.31.2006
Federal Treasury		3,077,172	4,053,193	3,077,172	4,053,193
Rural credit		3,077,172	4,053,193	3,077,172	4,053,193
Farming/livestock breeding	TR or 9% p.a.	39,522	38,698	39,522	38,698
Cocoa	TJLP + 0.6% p.a. or 6.35% p.a.	43,929	41,393	43,929	41,393
Pronaf	TMS (available) or 1.0% p.a. to 7.25% p.a. (Invested)	2,771,391	3,717,720	2,771,391	3,717,720
Recoop	5.75% p.a. to 7.25% p.a.	222,329	255,382	222,329	255,382
Others		1	–	1	–
BNDES	*	4,715,850	3,959,658	4,715,850	3,959,658
Finame	**	5,722,368	4,710,695	5,747,527	4,719,965
Other Institutions		409,359	319,808	409,520	319,951
Recursos do Prohemp	–	774	992	774	992
FBB - Fundec II	–	9,676	10,065	9,676	10,065
Funcafé	TR or TMS (available) or TJLP + 3% p.a. or 4% p.a. or 5% p.a. (Invested)	398,761	308,588	398,761	308,588
Other	–	148	163	309	306
Total		13,924,749	13,043,354	13,950,069	13,052,767

(*) BNDES
- Programs with fixed interest rates: interest paid to the BNDES varies from 3% p.a. to 11% p.a..
- Programs with TJLP or foreign exchange variation: interest paid to the BNDES varies from 0.5% p.a. to 5% p.a.

(**) Finame
- Programs with fixed interest rates: interest paid to BNDES/FINAME varies from 3.75% p.a. to 11% p.a.
- Programs with TJLP or foreign exchange variation: interest paid to BNDES/FINAME and BNDES/EXIM varies from 0.5% p.a. to 11.47% p.a.

NOTE 13 – Funds Obtained in Foreign Capital Markets (in R$/US$ million)

Transactions	Coupon	Amount	Date of funding	Maturity
a) DIRECT FUND RAISING				
"Global medium-term notes" program (a.1)	9.375% p.a.	US$ 200	Jun/97	Jun/07
"Global medium-term notes" program (a.1)	Zero – cupom	R$ 200	Dec/04	Dec/07
Subordinated debt	8.5% p. a.	US$ 300	Sep/04	Sep/14
Perpetual bonus (a.2)	7.95% p.a.	US$ 500	Jan/06	–
b) FUND RAISING THROUGH SPC				
Securitization of the flow of electronic remittances (MT - 100) (b.1)	7.890% p.a.	US$ 450	Dec/01	Dec/08
Securitization of the flow of electronic remittances (MT - 100) (b.1)	Libor 3m+0.60% p.a.	US$ 300	Jul/02	Jun/09
Securitization of the flow of electronic remittances (MT - 100) (b.1)	7.890% p.a.	US$ 40	Sep/02	Sep/09
Securitization of the flow of electronic remittances (MT - 100) (b.1)	7.26% p.a.	US$ 120	Mar/03	Mar/10
Securitization of the flow of electronic remittances (MT - 100) (b.1)	6.55% p.a.	US$ 250	Dec/03	Dec/13
Securitization of credit card receivables - Visanet (b.2)	5.911% p.a.	US$ 178	Jul/03	Jun/11
Securitization of credit card receivables - Visanet (b.2)	4.777% p.a.	US$ 45	Jul/03	Jun/11

Total Issued per program:

	Foreign currency		Reais*
"Global medium-term notes" program		–	200
"Global medium-term notes" program – GMTN	US$	200	410
Securitization of the flow of electronic remittances (MT - 100)	US$	743	1,523
Securitization of credit card receivables – Visanet	US$	166	340
Subordinated debt	US$	300	615
Perpetual bonus	US$	500	1,025
Total			4,113

* Exchange rate: US$ 1.00 x R$ 2.0496.

a.1) Recorded under Foreign marketable securities. At August 31, 2006, Moody's Investors Service Inc. upgraded the rating of foreign currency bonuses of Banco do Brasil to the investment grade category, at the Baa3 rating.

Series	Issue date	Maturity date	Volume	Term (years)	Coupon (%)	Issue Price	Return to the investor	Current rating
007	06/09/97	06/15/07	US$ 200 MM	10	9,375	99.219%	9.50%	Baa3
012	12/17/04	12/17/07	R$ 200 MM	3	zero	62.0385%	17.25%	-

a.2) Recorded in Other Liabilities – Hybrid Capital and Debt Instruments. On January 23, 2006, Banco do Brasil S.A. concluded a foreign funding in the amount of US$ 500,000,000.00 through launching of perpetual securities. The operation has a redemption option by initiative of the issuer ("call") as from the 5th year, and, quarterly, each interest payment date thereafter. The issue price was of 100% and coupon, quarterly, of 7.95% p.a. was the lower price ever paid by a Brazilian issuer until that date.

The terms of these Perpetual Bonuses allow the Bank to suspend quarterly payments of interest and/or accessory payments on the aforesaid securities issued (which will neither be due or accumulated) if: (i) the Bank determines that it is incapable or the payment of these charges does not allow the Bank to be in conformity with the capital adequacy levels then required by the Central Bank of Brazil or its financial indicators are below the minimum level required by the regulations applicable to Brazilian banks; (ii) the Central Bank of Brazil or the Regulatory Authorities determine the suspension of payments of the aforesaid charges; (iii) some insolvency or bankruptcy event occurs; (iv) some default occurs; or (v) the Bank decides to suspend these payments for any other reason.

If the Bank decides to suspend the payment of interest and accessories due to the Perpetual Bonuses on account of the contents of item (v) above, the terms of the Perpetual Bonuses provide that, until such payments have been resumed for a period equivalent to 12 months, the Bank (a) cannot recommend to its stockholders and, and as established by the applicable legislation, will act in order to avoid the statement or payment of dividends or interest on own capital on its common stock and (b) will suffer restrictions on its capacity to redeem or otherwise acquire its common stock.

b.1) Recorded under Funds from acceptance and issued securities - Foreign marketable securities. The transaction was carried out through the Special Purpose Company (SPC) "Dollar Diversified Payment Rights Finance Company", incorporated under the laws of the Cayman Islands on November 6, 2001. The Head Office of the SPC is at BNP Paribas Private Bank & Trust Cayman Limited, P.O. Box 10632 APO 3rd Floor

Royal Bank House, Shedden Road, George Town, Grand Cayman, Cayman Islands, British West Indies. The capital of the SPC is US$1,000.00, divided into 1,000 shares of US$1.00 each. Banco do Brasil S.A. ("BB") does not hold the control, is not a shareholder, the owner, or is a beneficiary of any of the results of operations of the SPC. On December 14, 2001, this SPC entered into an Administration Services Agreement with BNP Paribas Private Bank & Trust Cayman Limited. The SPC has declared that it does not have any subsidiaries, employees or debt, except for the securities described below.

The SPC was incorporated for the sole purpose of carrying out the transactions described below. The purpose of the SPC is: (a) issue and sell securities in the international market; (b) use funds raised with the issue of securities to pay for the purchase from BB of BB's rights on payment orders issued by correspondent banks in the USA and by BB's New York branch, in US dollars, to any BB branch in Brazil (Remittance Rights); (c) pay the principal and interest on securities and make other payments established in the related security issue agreements

The SPC has no material assets other than the funds obtained from the issue of its capital, the Remittance Rights, and the duties arising from the issue agreements. The SPC's liabilities consist of the five issues of securities made in the international capital market, as follows:

Series	Issue date	Maturity date	Amount (US$)	Term (years)	Coupon (%)	Issue Price	Return to the Investor	Current rating
2001-1	12/27/01	12/15/08	450,000,000	7	7.890	100.0000	7.89%	BBB/Baa1
2002-1	07/03/02	06/15/09	300,000,000	7	L3M+0.60	100.0000	L3M+0.60	AAA/Aaa
2002-2	09/11/02	09/15/09	40,000,000	7	7.890	100.0000	7.89%	BBB/Baa1
2003-1	03/17/03	03/15/10	120,000,000	7	7.260	100.0000	7.26%	BBB/Baa1
2003-2	12/19/03	12/16/13	250,000,000	10	6.550	100.0000	6.55%	BBB/Baa1
		Total	1,160,000,000					

The liabilities arising from the securities are paid by the SPC using the funds accumulated in its account. When the amount corresponding to the next interest and/or amortization installment is reached in SPC's account, the entire excess amount is automatically released to BB.

This structure resulted in the reduction of the Brazil risk and helped obtain an investment grade rating for the transaction which, in the final analysis, reduced BB's fund raising cost. For the beneficiaries of the dekasseguis' remittances in Brazil, nothing changed because even after the sale of the Remittance Rights to the SPC, BB regularly and punctually fulfills all payment orders within the same deadlines as previously.

Under this structure, after the final maturity of each transaction, the SPC will have repaid all interest and principal of the transaction thus returning the full ownership of the flow of remittances to BB. Based on its analysis of the transaction, BB is not exposed to any potential loss.

b.2) Recorded in Other liabilities – Sundry - Contracts for assumption of liabilities. The transaction was carried out through the Special Purpose Company (SPC) "Brazilian Merchant Voucher Receivables", incorporated under the laws of the Cayman Islands on May 16, 2003. The Head Office of the SPC is at Walkers SPV limited, P.O. Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

The capital of the SPC is US$1,000.00, divided into 1,000 shares of US$1.00 each. Banco do Brasil S.A. ("BB") does not hold the control, is not a shareholder, the owner, or is a beneficiary of any of the results of operations of the SPC. On 07.09.2003, the SPC entered into a Corporate Services Agreemen with Walkers SPV Limited.

The SPC was incorporated for the sole purpose of carrying out the transactions described below. The purpose of the SPC is: (a) issue and sell securities in the international market; (b) use funds raised with the issue of securities to pay for the purchase of the current and future rights of Companhia Brasileira de Meios de Pagamento ("Visanet") against Visa International Service Association on receivables ("Receivables") arising from (i) credit or debit purchases made in Brazil, in any currency processed by Visanet, using Visa cards issued by financial institutions located outside Brazil, or (ii) credit or debit purchases, processed by Visanet in foreign currency, made using Visa cards issued by financial institutions located in Brazil; c) pay the principal and interest on the securities and make other payments established in the related security issue agreements.

The SPC stated that it does not have any significant assets other than the funds from the issue of its capital and from the Receivables. It also stated that it does not have significant liabilities other than the obligations arising from the contracts for issue of securities.

The SPC's liabilities consist of two issues of securities carried out in the international capital market, as follows:

Series	Issue date	Maturity date	Amount (US$)	Term (years)	Coupon (%)	Issue Price	Return to the investor	Rating Current rating
2003-1	07/10/03	06/15/11	400,000,000*	8	5.911	100.0000	5.955%	BBB+/Baa1
2003-2	07/10/03	06/15/11	100,000,000**	8	4.777	95.0000	5.955%	BBB+/Baa1
		Total	500,000,000					

* Pursuant to the Series 2003 Visanet Support Agreement, BB received the amount of US$ 178,473,952, as described in the text below.
** Pursuant to the Series 2003 Visanet Support Agreement, BB received the amount of US$ 44,618,488, as described in the text below.

The liabilities arising from the securities are paid by the SPC using the funds accumulated in its account. When the amount corresponding to the next interest and/or amortization installment is reached in the SPC's account, the entire excess amount is automatically released to Visanet.

Under the structure, which included, among other agreements, the agreement called "Series 2003 Visanet Support Agreement", entered into on July 10, 2003 by Visanet, BB and Bradesco, Visanet agreed to transfer to BB the funds arising from the sale of the Receivables, at the ratio of 44.618488%, calculated based on the shareholding interest of BB in Visanet on the transaction closing date, resulting in US$ 223,092,440.00 of funds being raised by BB.

Also under the same agreement, BB agreed to periodically transfer to Visanet amounts equivalent to the Receivables held by Visanet for the account of the SPC, pursuant to the Receivables purchase and sale agreement, at the ratio of 44.618488%.

This structure resulted in the reduction of the Brazil risk and helped obtain an investment grade rating for the transaction which, in the final analysis, reduced BB's fund raising cost.

Under this structure, after the final maturity of each transaction, the SPC will have repaid all interest and principal of the transaction thus returning the full ownership of the Receivables to Visanet.
Based on its analysis of the transaction, BB is not exposed to any potential loss.

NOTE 14 – Other liabilities

14.a) Foreign exchange portfolio

	Current and long-term			
	BB - Domestic and Foreign branches		BB-Consolidated	
	03.31.2006	03.31.2006	03.31.2007	03.31.2006
Forward foreign exchange sales pending settlement	11,377,716	9,381,551	11,313,320	9,381,551
Advances in foreign currencies	(120,721)	(32,574)	(120,721)	(32,574)
Import financing	(61,281)	(9,375)	(61,281)	(9,375)
Foreign exchange purchase liabilities	12,078,801	8,160,981	12,078,801	8,160,981
Advances on foreign exchange contracts	(8,279,835)	(6,834,853)	(8,279,835)	(6,834,853)
Foreign currency payables	12,526	17,029	12,526	17,029
Unearned income on advances granted	3,339	3,768	3,339	3,768
Charges payable on advances received	65	-	65	-
Total	15,010,610	10,686,527	14,946,214	10,686,527

14.b) Financial and development funds

	Current and long-term BB-Domestic and Foreign Branches and BB-Consolidated	
	03.31.2007	03.31.2006
PIS/PASEP	1,539,800	1,477,600
Merchant Navy	18,213	8,352
Land and Agrarian Reform - BB Banco da Terra	1,006	94,542
Special Lending Program for Agrarian Reform – Procera	321,750	376,139
Consolidation of Family Farming (CAF)	22,646	--
Fight against Poverty/Our First Land (CPR/NPT)	18,308	--
Other	23,787	24,688
Total	1,945,510	1,981,321

14.c) Fund for Worker Assistance (FAT) and Fund to Guarantee the Increase in Employment and Earnings (FUNPROGER)

FAT is a special accounting and financial fund, established by Law 7998, enacted on 01/11/1990, attached to the Ministry of Labor and Employment (MTE) and managed by the Executive Council of the Worker Assistance Fund (CODEFAT). CODEFAT is a collective, tripartite and equal level organization, composed of representatives of workers, employers and government, which acts as the manager of FAT.

The main sources of funding of FAT are contributions payable to the Social Integration Program (PIS) and to the Public Service Employees Savings Program (PIS/PASEP).

FAT's objective is to fund the Unemployment Insurance Program (with specific responsibilities for payment of unemployment insurance benefits, professional qualification and requalification, and orientation and intermediation of employment), the Salary Bonus (paragraph 3 of article 239 of the Federal Constitution), and finance programs for economic development as well as to promote employment.

The main actions to promote employment using FAT funds are centralized in the Programs for the Increase in Earnings (PROGER), whose resources are allocated by special deposits, established by Law 8352/12.28.1991, in official federal financial institutions (including, among others, PROGER in the Urban – Investment and Working Capital– and Rural, the National Program for Strengthening of Family Farming – PRONAF, the program that allocates resources for the purchase of construction materials – FAT Housing, in addition to the special lines such as FAT Rural and Urban Integration, FAT Giro Setorial – Micro and Small-Sized Companies, FAT Giro Setorial – Medium and Large-Sized Companies, FAT Fomentar - Micro and Small-Sized Companies, FAT Fomentar – Medium and Large-Sized Companies, FAT Giro Agropecuário and FAT Digital Inclusion).

Banco do Brasil has a partnership with FAT in the conduct of the employment and income generation programs, through special deposits to be applied in Proger, Urban and Rural, in Pronaf, in FAT Housing and in the special lines mentioned above; for this purpose, the Bank offers credit lines directed to mini and small companies, cooperatives, informal economy and rural workers.

The FAT special deposits, allocated with Banco do Brasil, while available, incur interest on a daily "pro rata" basis using the TMS (Average Selic Rate). As they are applied in loans, the interest rate is changed to the TJLP (Long-term Interest Rate) during the effective period of the loans.

The income on the Bank's funds is paid to FAT on a monthly basis, as established in CODEFAT Resolution No. 439, of April 28, 2006.

The Guarantee Fund for Generation of Employment and Earnings (Funproger) is a special accounting fund established on November 23, 1999 by Law 9872, amended by Law 10360, of 12.27.2001, and by Law 11110, of 04.25.2005 and regulated by Codefat Resolution 409 of 28.10.2004, and is managed by Banco do Brasil under the supervision of Codefat/MTE, whose balance at March 31, 2007 is R$ 282,706 thousand (R$ 238,931 thousand at March 31, 2006).

The objective of FUNPROGER is provide guarantees to entrepreneurs who do not have the necessary guarantees of their own to contract PROGER Urbano and PNMPO financing, through the payment of a commission.

The net assets of FUNPROGER are accumulated through funds arising from the difference between the average SELIC Rate and the Long-Term Interest Rate (TJLP) in respect of the remuneration of the special deposit balances available in the FAT. Other sources of funds are the earnings from its operations and the income on its cash resources paid to Banco do Brasil, the Fund manager.

Program	Resolution/ TADE	Available TMS (1)	Invested TJLP (2)	Total	Return of FAT funds		
					Type (*)	Initial date	Final date
PROGER (Rural) and PRONAF		245,995	9,181,140	9,427,135			
Pronaf Custeio	4/2005	27,233	2,122,902	2,150,135	RA(**)	11/2005	–
Pronaf Investimento	5/2005	31,250	3,341,738	3,372,988	RA(**)	11/2005	–
Giro Rural – Aquisição de Títulos	3/2005	106,900	1,857,431	1,964,331	SD(***)	07/2007	04/2013
Giro Rural Fornecedores	14/2006	77,833	1,120,125	1,197,958	RA(**)	08/2006	–
Rural Custeio	2/2006	1,764	13,308	15,072	RA(**)	11/2005	–
Rural Investimento	13/2005	1,015	725,636	726,651	RA(**)	11/2005	–
Proger Urbano		152,307	5,983,901	6,136,208			
Urbano Investimento	18/2005	66,817	3,352,287	3,419,104	RA(**)	11/2005	–
Urbano Capital de Giro	15/2005	83,802	2,473,756	2,557,558	RA(**)	11/2005	–
Empreendedor Popular	1/2006	1,688	157,858	159,546	RA(**)	11/2005	–
Others		137,777	2,875,892	3,013,669			
Electric appliances	5/2006	28	9	37	RA(**)	11/2005	–
Exports	27/2005	4,744	5,240	9,984	RA(**)	11/2005	–
Rural Area Integration	26/2005	13,212	384,578	397,790	RA(**)	11/2005	–
Urban Area Integration	25/2005	2,568	118,782	121,350	RA(**)	11/2005	–
Housing - Construction	4/2006	29,629	281,755	311,384	RA(**)	11/2005	–
Digital Inclusion	9/2005	1,745	5,036	6,781	RA(**)	11/2005	–
FAT Giro Setorial - Micro and Small Companies	8/2006	26,043	305,064	331,107	RA(**)	09/2007	–
FAT Giro Setorial - Medium and Large Companies	9/2006	31,412	1,622,468	1,653,880	RA(**)	09/2007	–
FAT Giro Cooperativo Agropecuário	10/2006	6,435	30,923	37,358	RA(**)	07/2006	–
FAT Fomentar - Micro and Small Companies	11/2006	4,340	9,657	13,997	RA(**)	08/2006	–
FAT Fomentar- Medium and Large Companies	12/2006	17,621	112,380	130,001	RA(**)	07/2006	–
Total		536,079	18,040,933	18,577,012			

(1) Funds remunerated by the TMS:
(2) Funds remunerated by the TJLP:
(*) Type: PU (single payment at the end of the period), PAS (annual and successive installments) and PSS (semiannual and successive installments).
(**) Automatic return (Monthly, 2% over total balance)
(***) Available balance

14.d) Sundry

	Current and long-term			
	BB - Domestic and Foreign branches		BB-Consolidated	
	03.31.2007	03.31.2006	03.31.2007	03.31.2006
Provisions for payments (*)	5,510,769	5,282,149	5,529,473	5,284,648
Creditors by residual value advances	1,311	370	219,879	142,912
Contracts of assumption of liabilities	519,297	869,059	337,905	430,404
Provisions for contingent liabilities (Note 15)	3,236,025	3,041,241	3,240,619	3,070,243
Accounts payable for payment services provided	447,224	409,474	447,224	409,474
Sundry creditors – overseas	82,262	37,667	86,087	38,669
Sundry creditors – domestic	811,577	1,154,646	825,243	1,164,011
Credit card operations	1,612,918	688,865	1,612,918	688,865
Liabilities for official agreements	81,508	68,868	81,508	68,868
Liabilities for purchase of goods and rights	62,096	163,679	62,096	163,679
Funds restricted to credit operations	81,198	79,644	877,827	822,334
Other	11,198	5,626	11,170	5,515
Total	12,457,383	11,801,288	13,331,949	12,289,622

(*) Includes R$ 3,530,406 thousand (R$ 3,290,966 thousand at March 31, 2006) relating to "PREVI Actuarial Liability of the Informal Plan" (exclusive responsibility of the Bank) and the "Cassi Actuarial Liability" at March 31, 2007 (Note 24.e).

14.e) Subordinated debt

	Current and long-term BB-Domestic and Foreign Branches and BB-Consolidated	
	03.31.2007	03.31.2006
Subordinated Debt Qualifying as Capital	9,241,467	8,070,083
Other subordinated debt	23,388	24,715
Total	9,264,855	8,094,798

As from June 30, 2001, as determined by CMN Vote No. 67 of June 28, 2001 and Bacen's Official Letter 2001/1602 of June 29, 2001, Banco do Brasil has considered the funds from the Central-Western Constitutional Fund (FCO) as subordinated debt and as Level II Reference Equity, because of their low level of obligation and length of term in the Bank.

On September 13, 2004, Banco do Brasil carried out its first international issue in the subordinated debt market. The funding obtained amounts to US$ 300 million (R$ 850,921 thousand) with a ten-year maturity. As authorized by the Central Bank of Brazil, the Bank started to consider the amount of this funding, net of the value of free repurchase, as Level II Reference Equity.

NOTE 15 – Provision for Vacation Pay, Paid Leave and Litigation

The changes in the provisions are as follows:

	BB - Domestic and Foreign branches		BB-Consolidated	
	1st quarter/2007	1st quarter/2006	1st quarter/2007	1st quarter/2006
15.a) Vacation pay (other liabilities - sundry)				
Opening balance	734.998	723.657	734.998	723.657
Provision/(reversal)	149.938	142.920	149.938	142.920
Provision used	(257.168)	(250.316)	(257.168)	(250.316)
Closing balance	627.768	616.261	627.768	616.261
15.b) Paid leave (other liabilities - sundry)				
Opening balance	568.129	585.917	568.129	585.917
Provision/(reversal)	47.183	49.390	47.183	49.390
Provision used	(66.868)	(69.609)	(66.868)	(69.609)
Closing balance	548.444	565.698	548.444	565.698
15.c) Labor claims (other liabilities - sundry)				
Opening balance	2.360.483	2.129.075	2.360.483	2.129.075
Provision/(reversal)	77.535	94.866	77.535	94.866
Provision used	(110.691)	(63.292)	(110.691)	(63.292)
Closing balance	2.327.327	2.160.649	2.327.327	2.160.649
15.d) Tax claims (other liabilities - taxes and social security charges)				
Opening balance	35.243	28.523	82.517	70.447
Reclassification (from 15.e)	32.756	–	32.756	–
Provision/(reversal)	5.670	1.412	236	2.874
Provision used	(7)	(2)	(7)	(2)
Closing balance	73.662	29.933	115.502	73.319
15.e) Other legal claims (other liabilities - sundry)				
Opening balance	885.284	844.079	888.751	871.838
Reclassification (to 15.d)	(32.756)	–	(32.756)	–
Provision/(reversal)	62.410	29.171	63.325	29.463
Provision used	(9.391)	(15.132)	(9.391)	(15.132)
Closing balance	905.547	858.118	909.929	886.169

NOTE 16 – Analysis of Income Statement Items

16.a) Banking services fees

	BB-Domestic and Foreign Branches		BB-Consolidated	
	1st quarter/07	1st quarter/06	1st quarter/07	1st quarter/06
Investment funds	246,905	224,489	394,640	355,872
Collections	223,805	189,275	223,992	189,439
Collection services	7,457	6,793	9,187	8,108
Services rendered to related companies	52,850	46,085	70,010	60,135
Fund transfers	35,695	31,805	35,767	31,881
Guarantees granted	9,122	12,251	9,150	12,272
Settlement and transfer of funds systems	179,762	173,429	179,762	173,429
Examination of requests for exclusion from CCF	22,452	19,892	22,452	19,892
PASEP administration	6,163	6,536	6,163	6,536
Loans contracted	222,638	203,952	222,638	203,952
Deposit account fees	140,486	127,991	140,486	127,991
Fees on register information	28,436	28,125	28,436	28,125
Service package	459,778	393,350	459,778	393,350
Fees for official services	79,133	85,645	79,133	85,645
International trade services	6,697	5,853	6,697	5,853
Third party collection services	57,763	53,464	57,763	53,464
Commissions for administration of public sector debt	11,806	11,922	11,806	11,922
Payments on account of third parties	42,480	34,719	42,480	34,719
Credit card transactions	192,601	172,681	192,601	172,681
Other services	159,253	106,228	184,179	127,635
Total	2,185,282	1,934,485	2,377,120	2,102,901

16.b) Personnel expenses

	BB - Domestic and Foreign branches		BB-Consolidated	
	1st quarter/2007	1st quarter/2006	1st quarter/2007	1st quarter/2006
Salaries	(767,758)	(778,339)	(780,166)	(791,625)
Benefits	(219,223)	(216,330)	(220,574)	(217,613)
Social Charges	(361,563)	(395,681)	(365,813)	(400,284)
Training	(10,166)	(8,374)	(10,343)	(8,446)
Directors' fees	(2,905)	(2,771)	(3,289)	(3,142)
Personnel provisions	(367,920)	(359,428)	(367,920)	(359,428)
Provisions for labor claims	–	(31,727)	–	(31,727)
Labor claim losses	(110,521)	(63,292)	(110,521)	(63,292)
Total	(1,840,056)	(1,855,942)	(1,858,626)	(1,875,557)

16.c) Other administrative expenses

	BB - Domestic and Foreign branches		BB-Consolidated	
	1st quarter/2007	1st quarter/2006	1st quarter/2007	1st quarter/2006
Water, electricity and gas	(72,081)	(69,316)	(72,136)	(69,367)
Rent	(68,876)	(67,891)	(69,926)	(69,169)
Leasing costs	(17,631)	(18,307)	(17,631)	(18,307)
Communications	(201,570)	(221,326)	(204,391)	(224,173)
Maintenance and upkeep	(55,555)	(50,763)	(55,836)	(51,021)
Materials	(29,247)	(31,686)	(29,342)	(31,784)
Data processing	(162,409)	(146,536)	(165,108)	(149,283)
Promotion and public relations	(27,002)	(31,212)	(27,035)	(32,040)
Advertising and publicity	(36,629)	(39,166)	(36,635)	(39,180)
Financial system services	(89,620)	(87,762)	(86,826)	(85,859)
Third party services	(118,654)	(112,188)	(124,489)	(116,831)
Security services	(116,104)	(106,450)	(116,142)	(106,486)
Specialized technical services	(13,561)	(11,402)	(14,239)	(11,977)
Transportation	(102,441)	(78,767)	(102,637)	(78,994)
Domestic travel	(13,752)	(15,268)	(13,848)	(15,737)
Amortization	(50,940)	(43,343)	(51,176)	(43,582)
Depreciation	(129,367)	(126,008)	(129,456)	(126,091)
Expenses with tax and civil lawsuits	(66,001)	(31,114)	(66,001)	(31,114)
Other	(79,764)	(56,240)	(83,753)	(60,888)
Total	(1,451,204)	(1,344,745)	(1,466,607)	(1,361,883)

16.d) Other Operating Income

	BB - Domestic and Foreign branches		BB-Consolidated	
	1st quarter/2007	1st quarter/2006	1st quarter/2007	1st quarter/2006
Recovery of charges and expenses	215,028	85,037	215,250	85,073
Income from Special Operations	11,662	15,455	11,662	15,455
Income from specific credits	18,676	16,708	18,676	16,708
Previ – Contributions parity agreement	61,795	–	61,795	–
Income from payments of INSS benefits	47,143	71,296	47,143	71,296
Warrants Deposits Receivable	280,199	323,169	280,199	323,169
Income from securities and credits receivable from the Federal Treasury	13,409	37,431	13,409	37,431
Dividends received	14,449	15,665	14,449	15,665
Equalization of rates – Law 8,427	1,393	3,020	1,393	3,020
Credit card transactions	26,053	27,311	26,053	27,311
Overdue advances on exchange contracts	2,742	2,477	2,742	2,477
Personnel expenses – Reversal of provisions	7,030	2,205	7,030	2,205
Contingent liabilities – Reversal of operational provisions	5,302	5,462	5,302	5,462
Foreign exchange gains	338,099	806,314	338,099	806,314
Taxes paid in error (Note 27.b)	1,168	13,655	1,168	13,655
Other	77,657	33,916	77,140	38,520
Total	1,121,805	1,459,121	1,121,510	1,463,761

16.e) Other operating expenses

	BB - Domestic and Foreign branches		BB-Consolidated	
	1st quarter/2007	1st quarter/2006	1st quarter/2007	1st quarter/2006
Discounts granted on renegotiations - credit operations	(19,732)	(19,096)	(19,732)	(19,096)
Updating of the pension liability	(49,675)	(36,477)	(49,675)	(36,477)
Interest on funds allocated for payment of benefits	(46,749)	(70,903)	(46,749)	(70,903)
Previ– Actuarial Asset Amortization – CVM Resolution 371	(95,844)	–	(95,844)	–
CASSI – Interest on actuarial liabilities (Adjustments arising from CVM Resolution 371) 371	(114,161)	(94,967)	(114,161)	(94,967)
Premium paid to clients	(67,392)	(73,384)	(67,392)	(73,384)
Losses with holdups and burglaries	(12,410)	(1,580)	(12,410)	(1,580)
Errors and fraud	(21,562)	(15,802)	(21,562)	(15,802)
Expenses with restatement – Interest on own capital/Dividends	(19,912)	(21,572)	(19,912)	(21,572)
BB Personal Banking expenses	(20,788)	(13,313)	(20,788)	(13,313)
Expenses with credit card operations	(66,608)	(52,300)	(66,608)	(52,300)
Expenses with Proagro funds	(1,633)	(1,243)	(1,633)	(1,243)
Provision for guarantees provided	(1,351)	(8,215)	(1,351)	(8,215)
Foreign exchange losses	(272,536)	(1,075,242)	(272,536)	(1,075,242)
Law 9138/95 - Restatement of funds to be returned to the Federal Treasury	(13,402)	(11,931)	(13,402)	(11,931)
Securitization dekasseguis – liabilities with the SPC (*)	–	(2,212)	–	–
Securitization SWIFT MT100 – liabilities with the SPC (*)	(29,221)	(40,243)	–	–
Hybrid Capital and Debt Instruments	(20,769)	(16,626)	(20,769)	(16,626)
Other	(49,609)	(60,986)	(70,840)	(82,010)
Total	(923,354)	(1,616,092)	(915,364)	(1,594,661)

(*) In BB-Consolidated, these obligations are classified as "Foreign marketable securities" in the consolidated statements because of the consolidation of the foreign special purpose entities.

16.f) Non-operating income

	BB - Domestic and Foreign branches		BB-Consolidated	
	1st quarter/2007	1st quarter/2006	1st quarter/2007	1st quarter/2006
Non-operating income	39,982	53,537	44,025	55,071
Profit on the sale of assets	4,962	14,058	4,962	14,058
Capital gains	831	1,854	831	1,854
Rental income	2,477	2,345	2,721	2,345
Valuation of other assets	15,336	20,419	15,378	20,446
Gains with shares and quotas	831	668	4,037	2,006
Profit on the sale of other assets	12,536	11,255	12,536	11,255
Other non-operating income	3,009	2,938	3,560	3,107
Non-operating expenses	(13,490)	(28,518)	(13,524)	(28,768)
Loss on sale of investments	–	(6)	–	(6)
Loss on sale of assets	(482)	(888)	(482)	(888)
Capital losses	(5,036)	(11,666)	(5,036)	(11,666)
Loss in value of other assets	(7,587)	(14,946)	(7,598)	(15,106)
Losses with shares and quotas	–	–	–	(90)
Other non-operating expenses	(385)	(1,012)	(408)	(1,012)
Total	26,492	25,019	30,501	26,303

NOTE 17 – Stockholders' Equity

17.a) Stockholders' equity of R$ 21,638,457 thousand (R$ 19,209,052 thousand at March 31, 2006), corresponding to a net book value of R$ 26.22 per share taking into consideration the total of 825.316.423 common shares (R$ 24.03 per share at March 31, 2006 based on the total of 799,359,738 common shares),disregarding treasury stock. The market value of the common share at March 31, 2007 was R$ 66.69 (R$ 55.50 at March 31, 2006).

17.b) Of the subscription bonuses issued by the Bank, the remaining balance of 27,028,746 "C" Bonus, that can be exercised up to the original terms – 03.31.2011 to 06.30.2011.

17.c) Capital

Capital is R$ 11,912,895 thousand (R$ 10,797,337 thousand at March 31, 2006), totally paid-up, comprising 825,316,423 common shares with no par value. The Federal Treasury is the controlling stockholder.
Capital increase derived from capitalization related to incorporation of Expansion Reserves and Capital Reserves and by the exercise of series "B" subscription bonuses in the period of 01/31/2006 to 06/30/2006, resolved in Ordinary and Extraordinary General Meeting of 04/28/2006 and approved by Monetary Authority on 07/06/2006.

17.d) Treasury stock

The Bank purchased 10,234,252,464 preferred shares, equivalent to 1.44% of the total capital, as reimbursement to dissident stockholders not in agreement with the conversion of preferred shares into common shares, approved at the Special Preferred Stockholders' Meeting held on June 7, 2002. These shares were converted into 11,257,677 common shares and remain in treasury in accordance with article 45 of Law 6404/1976. These shares were sold in the Secondary Public Offer held from June 12 to 23, 2006.

17.e) Revaluation reserves

These refer to a revaluation of assets carried out by the associated companies Kepler Weber, Pronor, and by the subsidiary Cobra Tecnologia S.A. The realizations of the reserves in the period, totaling R$ 128 thousand (R$ 41 thousand at March 31, 2006), were transferred to the "Retained earnings" account.

17.f) Interest on Own Capital/Dividends

Pursuant to the decision of the Board of Directors, in November/2006, the Bank approved the policy for quarterly payment of dividends and/or Interest on Own Capital.

In accordance with Laws 9,249/1995 and 9,430/1996 and with the Bank's By-Laws, Management decided on the payment to its stockholders of Interest on Own Capital, imputed to the dividend value, plus interim dividends, equivalent in the 1st quarter/2007, to 40% of the net income.

The Bank set aside the amount of R$ 321,070 thousand in the form of Interest on Own Capital and R$ 242,446 thousand in the form of interim dividends, which were charged to the Dividend Equalization Statutory Reserve.

Dividends and Interest on Own Capital will be paid on 5.29.2007 and will be based on the share position of 3.21.2007.

The total amount of Interest on Own Capital of the 1st quarter/2007 brought about a reduction in expenses with tax charges in the sum of R$ 109,164 thousand.

	1st quarter 2007
1. Net Income of the period	1.518.181
2. Interest on own capital imputed to dividends	264.411
3. Withholding Tax	56.659
4. Interest on own capital earmarked for stockholders (item 2 + item 3)	321.070
5. Dividends earmarked for stockholders	242.446
6. Total earmarked for stockholders (40% of net income)	563.516

17.g) Adjustment to Market value - securities & derivative financial instruments

In accordance with BACEN Circular Letters 3068/08.11.2001 and 3082/01.30.2002, this account records the mark-to-market adjustment of securities available for sale, totaling R$ 417,253 thousand (R$ 145,800 thousand at March 31, 2006), net of tax effects, as per changes in the stockholders' equity account "Mark-to-Market – Securities and Derivatives":

Securities available for sale	12.31.2006 Balance	Net changes Net changes in the quarter	03.31.2007 Balance
Multiple Bank	213,111	(7,059)	206,052
Subsidiaries and affiliates	289,592	42,875	332,467
Tax effects	(120,465)	(801)	(121,266)
Total	382,238	35,015	417,253

Securities available for sale	31.12.2005 Balance	Net changes Net changes in the quarter	03.31.2006 Balance
Multiple Bank	58,929	14,864	73,793
Subsidiaries and affiliates	109,046	6,673	115,719
Tax effects	(38,048)	(5,664)	(43,712)
Total	129,927	15,873	145,800

17.h) Shareholding position

As prescribed in paragraphs IV, V, VI and VII of Article 40 of the Bank's by-laws, the shareholding positions are as follows:

Paragraph IV: Shareholdings at March 31, 2007 of all those who hold, directly or indirectly, more than 5% of capital:

Stockholders	Total shares	% Total
Federal Treasury	566,778,036	68.7
Banco do Brasil Employees Retirement Fund (PREVI)	94,415,335	11.4
BNDES Participações S.A. – BNDESPar *	41,604,052	5.0
Other shareholders	122,519,000	14.9
Total	825,316,423	100.0

(*) Linked to the controller

Paragraph V: number and characteristics of the securities issued by the Bank and directly or indirectly held by the controlling stockholder, management and members of the Fiscal Council; and

Paragraph VI: changes in ownership of the parties referred to in the previous paragraph of these securities during the preceding twelve months:

Controlling Group	03.31.2007	03.31.2006
Federal Treasury	566,778,036	584,778,036
Previ	94,415,335	112,415,335
BNDESPar	41,604,052	46,604,052
Total	702,797,423	743,797,423

Board of Directors	Position	Common Shares		C Bonds	
		03.31.07	03.31.06	03.31.07	03.31.06
Bernard Appy	President	01	01	–	–
Antonio Francisco de Lima Neto	Vice-President	01	–	–	–
Carlos Augusto Vidotto	Counselor	02	02	–	–
Francisco Augusto da Costa e Silva	Counselor	02	02	–	–
João Carlos Ferraz	Counselor	02	02	–	–
José Carlos Rocha Miranda	Counselor	01	01	–	–
Tarcisio José Massote de Godoy	Counselor	01	01	–	–

Fiscal Council	Position	Common Shares		C Bonds	
		03.31.07	03.31.06	03.31.07	03.31.06
Otavio Ladeira de Medeiros	President	–	–	–	–
Agostinho do Nascimento Netto	Member	–	–	–	–
Eduardo Grande Bittencourt	Member	–	–	–	–
Eustáquio Wagner Guimarães Gomes	Member	–	–	–	–
José Luiz Gomes Rôlo	Deputy	–	–	–	–
Alfredo Luiz Buso	Deputy	–	–	–	–
Daniel Sigelmann	Deputy	–	–	–	–
Egon Handel	Deputy	–	–	–	–
Marcos Machado Guimarães	Deputy	–	–	–	–

Executive Board of Directors	Position	Common Shares		C Bonds	
		03.31.07	03.31.06	03.31.07	03.31.06
Antonio Francisco de Lima Neto	President (Substitute)	01	–	–	–
Adézio de Almeida Lima	Vice-President	02	02	01	01
Aldemir Bendine	Vice-President (Substitute)	–	–	–	–
Aldo Luiz Mendes	Vice-President	126	–	–	–
Derci Alcântara	Vice-President (Substitute)	1,182	33	16	16
José Maria Rabelo	Vice-President	20	20	10	10
Luiz Oswaldo Sant'Iago Moreira de Souza	Vice-President	02	02	01	01
Manoel Gimenes Ruy	Vice-President (Substitute)	473	14	06	06

Directors	Position	Common Shares		C Bonds	
		03.31.07	03.31.06	03.31.07	03.31.06
Augusto Braúna Pinheiro	Director	–	–	–	–
Clara da Cunha Lopes	Director	114	–	–	–
Francisco Claudio Duda	Director	461	2	1	1
Glauco Cavalcante Lima	Director	28	22	11	11
Izabela Campos Alcântara Lemos	Director	114	–	–	–
José Carlos Soares	Director	914	219	10	10
José Carlos Vaz	Director (Substitute)	22	22	–	–
Juraci Masiero	Director	–	–	–	–
Luiz Gustavo Braz Lage	Director	–	–	–	–
Maria da Glória Guimarães dos Santos	Director (Substitute)	–	–	–	–
Maria da Graça França	Director	114	–	–	–
Maurício Doff Sotta	Director (Substitute)	150	1	–	–
Milton Luciano dos Santos	Director	–	–	–	–
Nilo José Panazzolo	Director	459	–	–	–
Nilson Martiniano Moreira	Director	–	–	–	–
Paulo Euclides Bonzanini	Director	6	–	–	–
Paulo Rogério Caffarelli	Director	183	–	–	–
René Sanda	Director	03	03	01	01
Ricardo José da Costa Flores	Director	24	19	9	9
Sandro Kohler Marcondes	Director	230	1	–	–
Sérgio Ricardo Miranda Nazaré	Director	114	–	–	–
William Bezerra Cavalcanti Filho	Director	114	–	–	–
Internal Audit					
José Luis Prola Salinas	General Auditor	114	–	–	–
Audit Committee					
José Danúbio Rozo	Coordinator	–	–	–	–
José Antonio Guarnieri	Member	459	–	–	–
Flavio Fernando da Fontoura Ferreira	Deputy	–	–	–	–

Paragraph VII - number of shares in the market and percentage in relation to the total issued:

BB shares	Number	%
Market *	825,316,423	100.00
Total issued	825,316,423	100.00

(*) As per Law No 6404.

NOTE 18 – Income Tax and Social Contribution on Net Income

18.a) Details of calculation basis

	BB-Consolidated			
	1st Quarter 2007		1st Quarter 2006	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Profit before taxation and after employee profit sharing:	2,365,507	2,365,507	1,193,504	1,193,504
- Profit before taxation	2,128,277	2,128,277	990,831	990,831
- Net income of foreign entities	(110,966)	(110,966)	(81,770)	(81,770)
- Intercompany eliminations	348,196	348,196	284,529	284,529
- Employee profit sharing	–	–	(86)	(86)
b) Permanent additions/(deductions):	(699,371)	(695,167)	(151,098)	(146,754)
- Equity in the (earnings)/loss of subsidiary and associated companies	(370,046)	(370,046)	(125,648)	(125,648)
- Interest on own capital	(321,070)	(321,070)	–	–
- Non-deductible expenses and provisions	127,071	127,070	129,523	129,523
- Other additions/(deductions)	(135,326)	(131,121)	(154,973)	(150,628)
c) Temporary additions/(deductions):	1,390,499	1,404,544	2,003,862	2,116,593
- Allowance for loan losses	1,625,243	1,625,243	2,066,403	2,089,080
- Provision for loss on securities and investments	2,099	2,099	133	133
- Provision for pension liabilities	(15,075)	(15,075)	(29,971)	(29,971)
- Provision for labor claims, tax contingencies and contingent liabilities	(1,732)	(1,732)	30,242	30,242
- Amortization of goodwill on investments	397	–	398	–
- Other additions/(deductions)	(220,433)	(205,991)	(63,343)	27,109
d) Other adjustments: additions/(deductions):	(898,180)	(900,533)	(770,723)	(771,707)
- Foreign profits	–	–	–	–
- Adjustment resulting from Bacen Resolution 2,682 and Law 9.430/99	(898,179)	(898,179)	(771,363)	(771,363)
- Other	(1)	(2,354)	640	(344)
e) Taxable income	2,158,455	2,174,351	2,275,545	2,391,636
f) Income tax/social contribution:	536,787	196,594	564,339	215,708
- Rate of 15% / 9%	326,656	196,594	343,499	215,708
- Additional 10%	217,753	–	228,981	–
- Tax incentives	(7,622)	–	(8,141)	–
- Income tax on profits of foreign entities	–	–	–	–

18.b) Details of income tax and social contribution expense

	BB-Consolidated			
	1st Quarter 2007		1st Quarter 2006	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Present values	(542,610)	(196,623)	(572,875)	(215,708)
- Domestic income tax and social contribution	(536,864)	(196,623)	(564,339)	(215,708)
- Foreign income tax	(5,746)	--	(8,536)	--
b) Deferred tax liabilities	(56,195)	(19,950)	(62,150)	(20,967)
- Provision)/reversal of deferred income tax on the adjustment of the portfolio and depreciation (leasing operations)	(4,282)	--	(2,841)	--
- Provision)/reversal of provision for deferred taxes positive MTM	2,828	947	(10,063)	(3,218)
- (Provision)/reversal of the provision for deferred income tax sale of investments in installments (BB-BI)	--	--	160	57
- Provision)/reversal of provision for deferred taxes restatement of judicial deposits	(38,179)	(13,744)	(46,575)	(16,767)
- Provision)/reversal of provision for deferred taxes deferred income from abroad	(7,872)	(4,088)	(8,190)	(3,852)
- (Provision)/reversal of provision for deferred income tax on transactions carried out in the futures market	(8,690)	(3,065)	5,359	2,813
c) Provision (a+b)	(598,805)	(216,573)	(635,025)	(236,675)
d) Deferred tax credits	204,175	71,928	1,612,249	801,001
- Recording/(reversal) of tax credits on temporary differences	5,671	288	3,169	--
- (Recording)/reversal of tax credit on income tax and social contribution losses	222,276	79,551	1,563,403	784,123
- (Recording)/reversal of tax credits - negative MTM	(23,772)	(7,911)	1,918	826
- Recording/(Reversal) of Tax Credits on Transactions Carried out in the Futures Market	--	--	43,759	16.052
e) Total income tax and social contribution expense (c+d)	(394,630)	(144,645)	977,224	564,326

18.c) Reconciliation of income tax and social contribution expense

	BB-Consolidated	
	1st Quarter 2007	1st Quarter 2006
a) Income tax		
Profit before taxation and profit sharing	2,128,277	990,831
- Total income tax charge (rate of 25%)	(532,069)	(247,708)
- Charges upon Interest on Own Capital	80,267	--
- Effects of non-taxable income	222,437	174,909
- Effects of non-deductible expenses	(543,384)	(674,465)
- Effects of foreign profits	(7,348)	(10,034)
- Employee profit sharing	--	22
- Deferred charges on mark-to-market adjustments	129	(175)
- Other	377,716	1,726,534
- Fiscal incentives (workers meal program, culture and others)	7,622	8,141
Income tax expense	--	977,224
b) Social contribution		
Profit before taxation and profit sharing	2,128,277	990,831
- Total social contribution charge (rate of 9%)	(191,545)	(89,175)
- Charges upon Interest on Own Capital	28,896	--
- Effects of non-taxable income	80,002	60,866
- Effects of non-deductible expenses	(195,618)	(242,807)
- Effects of foreign profits	--	--
- Employee profit sharing	--	8
- Deferred charges on mark-to-market adjustments	47	(63)
- Other (tax credit from temporary difference and others)	133,573	835,497
Social contribution expense	(144,645)	564,326

18.d) Judicial Proceeding: Interest on Own Capital Tax Benefit

In February 1998, the Bank filed a legal request for full offset of prior year income tax and social contribution on net income losses against taxable income. Since then, the Bank has offset these tax losses in full against income tax and social contribution taxable income and has made judicial deposits of the taxes otherwise due (on 70% of the amount offset). These deposits prompted the Federal District 16th Court to issue a dispatch recognizing the suspension of payment of these taxes until final judgment of the Bank's request, based on article 151, II, of the Tax Code.
The amounts relating to this matter are as follows:

	03.31.2007	03.31.2006
a) Judicial deposits	8,941,433	7,723,039
- Original amounts	5,819,878	5,392,040
- Restatement	3,121,555	2,330,999
b) 70% thereof	5,703,141	5,309,444
- Income tax losses incurred up to December 31, 1994	739,067	739,067
- Income tax losses incurred after December 31, 1994	2,262,966	2,262,966
- Social contribution losses incurred up to December 31, 1994	356,007	356,007
- Social contribution losses incurred after December 31, 1994	560,880	560,880
- Social contribution to offset (temporary differences up to 1998)	1,784,221	1,390,524

c) The offset of income tax and social contribution losses results in the reduction of the deferred tax credits.

d) The provision relating to the judicial deposit, recorded in Provision for losses on assets without loan characteristics, amounts to R$ 3,121,555 thousand. Management considers this provision sufficient based on the status of the lawsuit at March 31, 2007.

e) As of September/2005 the Bank consumed the entire inventory of Tax Loss and the respective recorded Tax Credits. As of the referred period of October /2005 the amount of Income Tax is being deposited in full.

f) Considering that the re-alignment of tax credits written off over the duration of the lawsuit would occur in contra account to the reconstitution of provision relating to the portion of 70% of IRPJ and of CSLL, for which judicial deposits were made, and that these deposits, in restated amounts, would deduct the provision, as permitted by item 53 of CVM Deliberation 489/2005, the corresponding impact on the calculation of the total capital ratio would be 1.34% (from 17.19% to 15.85%).

NOTE 19 – Tax Credits

19.a) Tax credits recorded as assets

	BB-Consolidated			
	03.31.2007		03.31.2006	
Nature and origin:	Income tax	Social contribution	Income tax	Social contribution
a) Income tax and social contribution losses	248,136	60,094	172,839	25,947
a.1) Rate (%)	25	9	25	9
a.2) Tax credit recorded	62,034	5,408	43,210	2,335
b) Timing differences	21,492,146	21,405,861	20,395,555	20,226,262
b.1) Rate (%)	25	9	25	9
b.2) Tax credit recorded	5,373,036	1,926,528	5,098,889	1,820,364
c) Negative mark-to-market adjustments	100,687	91,629	164,932	158,081
c.1) Rate (%)	25	9	25	9
c.2) Tax credit recorded	25,172	8,247	41,233	14,227
d) Social contribution to offset	–	1,228,771	–	1,801,072
e) Negative futures market adjustments	–	–	175,035	178,354
e.1) Rate (%)	25	9	25	9
e.2) Tax credit recorded	–	–	43,759	16,052
f) Tax credits abroad	7,721	–	7,609	–
g) Total income tax and social contribution tax recorded (a.2 + b.2 + c.2 + d + e.2 + f)	5,467,963	3,168,954	5,234,700	3,654,050

	Pasep	Cofins	Pasep	Cofins
h) Negative mark-to-market adjustments	102,134	102,134	172,055	172,055
h.1) Rate (%)	0.65	4	0.65	4
h.2) Tax credit recorded	664	4,085	1,118	6,881
i) Negative futures market adjustments	–	–	187,052	187,052
i.1) Rate (%)	0.65	4	0.65	4
i.2) Tax credit recorded	–	–	1,216	7,482
j) Total PASEP and COFINS credits recorded (h.2 + i.2)	664	4,085	2,334	14,363
k) Total tax credits recorded (g + j)	5,468,627	3,173,039	5,237,034	3,668,413

19.b) Tax credits not recorded as assets

	BB-Consolidated			
	03.31.2007		03.31.2006	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Nature and origin:				
a) Income tax and social contribution losses	98,379	53,597	124,834	84,180
a.1) Rate (%)	25	9	25	9
a.2) Tax credits not recorded	24,595	4,824	31,208	7,576
b) Timing differences	33,409	16,632	95,967	85,836
b.1) Rate (%)	25	9	25	9
b.2) Tax credits not recorded	8,352	1,497	23,992	7,725
c) Negative mark-to-market adjustments	–	–	457	457
c.1) Rate (%)	25	9	25	9
c.2) Tax credits not recorded	–	–	114	41
d) Accounting losses of foreign entities in countries with favorable taxation	198,144	198,144	377,636	377,636
d.1) Rate (%)	25	9	25	9
d.2) Tax credits not recorded	49,536	17,832	94,409	33,987
e) Tax credits abroad	55,943	–	74,588	–
f) Total income tax and social contribution credits not recorded (a.2 + b.2 + c.2 + d.2 + e)	138,426	24,153	224,311	49,329
	Pasep	Cofins	Pasep	Cofins
g) Negative mark to market adjustments	–	–	479	479
g.1) Rate (%)	0.65	4	0.65	4
g.2) Tax credits	–	–	3	19
h) Total PASEP and COFINS tax credits not recorded (g.2)	–	–	3	19
i) Total tax credits not recorded (f + h)	138,426	24,153	224,314	49,348

19.c) Entries and write-offs of the period

Entries of the period

	BB-Consolidated			
	03.31.2007		03.31.2006	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) On income tax and social contribution losses	5,671	499	3,169	–
b) On timing differences	187,749	67,239	1,563,404	784,123
c) On negative mark-to-market adjustments	18	1	306	123
d) Tax credits abroad	–	–	3,493	–
e) Negative futures market adjustments market adjustments	–	–	43,759	16,052
f) Total income tax and social contribution tax recorded (a + b + c + d + e)	193,438	67,739	1,614,131	800,298

	Pasep	Cofins	Pasep	Cofins
g) Relating to negative mark-to-market adjustments	–	–	–	3
h) Relating to negative futures market adjustments	–	–	646	3,974
i) Total tax credits recorded (f + g + h)	193,438	67,739	1,614,777	804,275

Write-offs in the period

	BB-Consolidated			
	03.31.2007		03.31.2006	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Relating to income tax & social contribution losses	–	212	–	–
b) Relating to timing differences	3,653	1,433	–	–
c) Relating to social contribution to offset (PM No. 1858/ 1999)	–	181,872	–	200,154
d) Relating to negative mark-to-market adjustments	21,846	8,031	359	189
e) Tax credits abroad	2,147	–	–	–
f) Arising from futures market transactions.	–	–	–	–
g) Total reversals of income tax and social contribution tax credits (a + b + c + d + e + f)	27,646	191,548	359	200,343
	Pasep	Cofins	Pasep	Cofins
h) Relating to negative mark-to-market adjustments	608	3,743	39	242
i) Relating to negative futures market adjustments	–	–	–	–
j) Total tax credits reversed (g + h + i)	28,254	195,291	398	200,585

19.d) Deferred tax liabilities

	BB-Consolidated			
	03.31.2007		*03.31.2006*	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Arising from sale of investments	–	–	111	40
b) Arising from mark-to-market adjustments	116,985	42,175	84,743	30,500
c) Arising from leasing portfolio adjustment	53,624	–	38,715	–
d) Arising from tax incentive depreciation	–	–	2	–
e) Entities abroad	2,014	–	2,550	–
f) Arising from restatement of judicial deposits *	–	–	346,554	124,759
g) Arising from foreign profits	7,872	4,088	8,190	3,852
h) Arising from futures market transactions	25,055	8,138	–	–
i) Total reversals of income tax and social contribution tax credits (a + b + c + d + e + f + g + h)	205,550	54,401	480,865	159,151
	Pasep	Cofins	Pasep	Cofins
j) Arising from mark-to-market adjustments	3,194	19,658	2,310	14,217
k) Arising from restatement of judicial deposits	13,883	85,432	9,450	58,153
l) Arising from futures market transactions	617	3,793	–	–
m) Total deferred tax liabilities (i + j + k + l)	223,244	163,284	492,625	231,521

(*) Deferred taxes (IRPJ and CSLL) on the restatement of judicial deposits were offset against the tax credits originating from the provision formed in an amount identical to the aforesaid restatement, pursuant to § 2, item II, art. 1 of Resolution CMN n° 3,059/2002.

19.e)Estimates of the realization of tax credits recorded (tax losses, timing differences, negative mark-to-market adjustments on derivatives and social contribution available for offset)

	Multiple Bank	
	03.31.2007	
	Nominal Value	Present Value
In 2007	2,002,000	1,920,000
In 2008	2,144,000	1,945,000
In 2009	1,445,000	1,202,000
In 2010	1,325,000	1,088,000
In 2011	1,498,000	1,210,000
Total tax credits	8,414,000	7,365,000

In the first quarter of 2007, it was observed the realization of tax credits in the Multiple Bank in the amount of R$ 615,200 thousand, corresponding to 30.73 % of the consumption forecast of technical study carried out at December 31, 2006 (R$ 2,002,000 thousand).

The above estimates of realization of tax credits were based on a technical study carried out as of 12.31.2006.

19.f) Estimated realization of recorded tax credits, considering the re-alignment of amounts written off over the duration of the lawsuit (70%) and observing the limitation of 30% (timing differences, negative adjustments of mark-to-market on derivatives, Social Contribution recoverable and tax loss):

	Banco do Brasil	
	03.31.2007	
	Nominal Value	Present Value
In 2007	1.543.000	1.512.000
In 2008	2.439.000	2.278.000
In 2009	2.617.000	2.320.000
In 2010	1.939.000	1.637.000
In 2011	1.766.000	1.421.000
From 2012 to 2016	3.169.000	1.738.000
Total tax credits	13.473.000	10.906.000

19.g) Other information

19.g.1) The tax credits were recorded at the current rates calculated on their respective bases and the recording, maintenance and reversal/use of the credits are being followed according to Resolution 3059, of December 20, 2002 of the National Monetary Council, changed to Resolution CMN 3355, of March 31, 2006.

19.g.2) The tax credits recorded include Social Contribution to Offset relating to tax credits calculated at the rate of 18% on tax losses and temporary differences existing on December 31, 1998. Article 8 of Provisional Measure (MP) 2158-35/2001 reduced the rate of social contribution from 18% to 8% and authorized the maintenance of this credit classified in Other Receivables - Sundry. At March 31, 2007, the balance of this account amounted to R$ 1,228,771 thousand.
Since January 1, 2003, the rate for social contribution on net income is 9%, in conformity with Law 10637 of December 30, 2002.

19.g.3) The projections of utilization of tax credits recorded as assets in the Multiple Bank are classified in two groups. The first arises from tax losses (income tax and social contribution on net income losses) and Social Contribution on Net Income (CSLL) to offset, whose projection for offset is linked to the ability to generate IRPJ and CSLL taxable income in future years. The second group arises from temporary differences, whose ability for offset arises from changes in the provisions (estimates of realization, of reversals, write-offs and use).

19.g.4) In September 2005, the Bank offset the balance of the IRPJ tax credits arising from tax losses. The realization of the nominal amounts of the other tax credits recorded as assets, based on a technical study prepared by the Multiple Bank (as of December 31, 2006), is estimated in five years, in the following proportions:

	CSLL to offset	Temporary differences
In 2007	42%	20%
In 2008	55%	20%
In 2009	3%	19%
In 2010	--	19%
In 2011	--	22%

This study also shows the tax credits recorded as assets at present values based on the average funding rate of the Bank.

19.g.5) The Bank has recorded IRPJ, CSLL, Pasep and Cofins tax credits on the negative mark-to-market adjustments of securities and derivative financial instruments recorded in a separate account in Stockholders' equity (Note 3, items "d" & "e").

IRPJ, CSLL, Pasep and Cofins deferred tax liabilities have been recorded on the positive mark-to-market adjustments of securities and derivative financial instruments recorded in income and in a separate account in Stockholders' equity (Note 3, items "d" and "e").

19.g.6) The Bank has recorded IRPJ, CSLL, PASEP and COFINS tax credits on the net negative adjustment of operations to be recorded in future markets in the period of 01.01.2005 to 02.28.2006 (effective term of taxation by the cash basis accounting as per art. 32 of Law 11,051/2004 and art. 110 of Law 11,196/2005). Assets will vary in the extent that operations generating said adjustment shall be liquidated.

19.g.7) The tax credit realization based on nominal values, and taking into consideration the reconstitution of those tax credits which were written of with reference to the lawsuit as mentioned in the Note 18.d – item "f", is projected to a period of 9.5 years, and are presented as follows:

			03.31.2007
	Prejuízos Fiscais	CSLL to offset	Temporary differences
In 2007	20%	4%	13%
In 2008	32%	7%	20%
In 2009	41%	8%	19%
In 2010	7%	10%	19%
In 2011	--	11%	18%
From 2012 to 2016	--	60%	11%

NOTE 20 – Equity in the Earnings (Loss) of Subsidiary and Associated Companies

Significant investments in Brazil and abroad are stated on the equity method of accounting, in conformity with BACEN and CVM instructions, and are classified in an investment account in permanent assets.
The equity accounting adjustments were recorded in the account "Equity in the earnings (loss) of subsidiary and associated companies" as follows:

20.a) BB - Domestic and Foreign branches

DESCRIPTION	Paid-in capital	Adjusted shareholder's equity	Our ownership %	Dividends/ Interest on own capital	Equity in the earnings (loss)		Book Value 03.31.2007	Book Value 03.31.2006
					Operational	FX Variation		
SUBSIDIARIES								
BAMB-Brasilian American Merchant Bank	494,001	635,914	100.00	--	15,613	(24,509)	635,913	1,341,442
Banco do Brasil AG. Viena (Austria)	51,489	85,917	100.00	--	905	(2,545)	85,917	78,836
BB-Leasing Company Ltd.	--	78,448	100.00	--	4,252	(3,171)	78,448	74,104
BB-Administradora de Cartões de Crédito S.A.	9,300	26,831	100.00	--	1,888	--	26,831	26,263
BB-Administradora de Consórcios S.A.	14,100	23,168	100.00	--	7,472	--	23,168	19,442
BB-Corretora de Seguros e Administradora de Bens S.A.	28,918	52,421	100.00	--	17,523	--	52,421	49,213
BB –Administração de Ativos - Distribuidora de Títulos e Valores Mobiliários S.A.	99,628	208,878	100.00	--	88,947	--	208,878	197,417
BB-Banco de Investimento S.A.	1,589,399	1,975,044	100.00	--	156,966	--	1,975,044	1,867,220
BB-Leasing S.A. - Arrendamento Mercantil	61,860	67,967	100.00	--	5,249	--	67,967	26,118
BB-Banco Popular do Brasil S.A.	160,256	27,478	100.00	--	(4,584)	--	27,478	14,021
Cobra Tecnologia S.A. (A)	17,183	--	99.35	720	23,953	--	--	--

ASSOCIATED COMPANIES								
Cadam S.A. (B)	183,904	331,215	21.84	–	(3,937)	–	71,675	74,955
SUBTOTAL	–	–	–	720	312,246	(30,225)	3,253,740	3,768,829
Abroad								
Foreign exchange gain/losses in branches	–	–	–	–	–	(128,662)	–	–
Increase/decrease in stockholders' equity arising from other movements.	–	–	–	–	(78)	–	–	–
Total	–	–	–	720	312,168	(158,887)	3,253,740	3,768,829

(A) Information regarding balance sheet at January/2007.
(B) Information regarding balance sheet at February/2007.

20.b) BB – Consolidated

DESCRIPTION	Paid-in capital	Adjusted Sharedolders equity	Our ownership %	Dividends/ Interest on own capital	Equity in the earnings (loss) Operating	FX Variation	(Goodwil)/ Negative goodwill)	Book Value 03.31.2007	Book Value 03.31.2006
1) Interest – Banco do Brasil S.A.									
SUBSIDIARIES									
BB-Administradora de Cartões de Crédito S.A.	9,300	26,631	100.00	–	1,888	–	–	26,631	26,263
BB-Administradora de Consórcios S.A.	14,100	23,168	100.00	–	7,472	–	–	23,168	19,442
BB-Corretora de Seguros e Admin. de Bens S.A.	26,918	52,421	100.00	–	17,523	–	–	52,421	49,213
Cobra Tecnologia S.A. (A)	17,183	–	99.35	720	23,953	–	–	–	–
ASSOCIATED COMPANIES									
Cadam S.A.(B)	183,904	331,215	21.84	–	(3,937)	–	–	71,675	74,955
SUBTOTAL (1)	–	–	–	720	46,900	–	–	174,095	169,873
2) Interest - BB Banco de Investimento									
ASSOCIATED COMPANIES (B)									
Brasilseg Participações S.A./ BrasilVeiculos Cia de Seguros (D) (E)	130,026	255,322	70.00	4,200	17,352	–	–	178,725	145,741
Cia. de Seguros Aliança do Brasil S.A.	129,881	324,139	70.00	22,005	26,633	–	–	226,897	185,399
Brasilprev	77,687	291,361	49.99	26,845	24,519	–	(1,109)	146,761	112,840
Brasilcap	79,054	158,407	49.99	31,094	13,222	–	–	79,188	84,590
Brasilsaúde	39,726	46,049	49.92	1,152	1,628	–	111	22,876	21,471
Cia. Brasileira de Meios de Pagamento	74,534	564,505	32.00	–	69,544	–	–	180,809	150,091
Seguradora Brasileira de Crédito à Exportação	9,165	16,073	12.088	140	33	–	–	1,943	1,764
Itapebi (F)	150,000	234,635	19.00	4,781	6,560	–	–	44,581	37,940
Kepler Weber (G)	86,230	(70,598)	24.38	–	(1,161)	–	–	1,061	16,510
Cia. Brasileira de Soluções e Serviços (H)	8,720	52,359	40.345	2,777	3,191	–	–	18,032	7,405
Ativos S.A.	4,577	14,958	74.50	14,651	7,537	–	–	11,325	10,809
BAF S.A. "in liquidation"(G) (I)	203,498	4,369	100.00	–	–	(2,085)	–	4,369	4,369
SUBTOTAL (2)	–	–	–	107,645	159,058	(2,085)	(998)	918,567	778,729
3) BAMB-Brasilian American Merchant Bank									
SUBSIDIARIES									
BB-Tur - Viagens e Turismo Ltda. (B)	9,633	5,879	99.00	–	(2,968)	265	–	5,820	9,536
Ativos S.A. (B)	4,577	9,154	25.50	4,690	2,328	138	–	3,633	3,467
Other	–	–	–	–	–	–	–	–	–
SUBTOTAL (3)	–	–	–	–	(640)	403	–	9,453	13,003
4) Participação da BB - Leasing Company Ltd									
ASSOCIATED COMPANY									
BB-Tur - Viagens e Turismo Ltda. (B)	9,633	5,879	1.00	–	(27)	–	–	59	96
SUBTOTAL (4)	–	–	–	–	(27)	–	–	59	96
5) Participação da BB-Administração de Ativos - Distribuidora de Títulos e Valores Mobiliários S.A.									
ASSOCIATED COMPANY									
Pronor (B) (J)	154,686	170,344	12.02	–	(5,962)	–	–	20,475	20,722
SUBTOTAL (5)	–	–	–	–	(5,962)	–	–	20,475	20,722
Abroad									
Foreign exchange gain/losses in branches	–	–	–	–	–	(128,662)	–	–	–
Foreign exchange gain/losses in subsidiaries	–	–	–	–	–	(30,225)	–	–	–
Increase/decrease in stockholders' equity arising from other movements.	–	–	–	–	(78)	–	–	–	–
Total	–	–	–	106,365	199,251	(160,569)	(998)	1,120,649	982,423

(A) Information regarding balance sheet at January/2007.
(B) Information regarding balance sheet at February/2007.
(C) The goodwill recorded on the acquisition of investments was based on the estimate of future profitability and the negative goodwill was based on other economic reasons
(D) At December 15, 2006 Brasilseg Participações S.A. was taken over by Brasilveículos Cia. de Seguros
(E) The Stockholders´ Equity is adjusted with the Interest on Own Capital distributed in December/2006.
(F) Equity in the earnings of subsidiary and associated companies is adjusted with investments in fiscal incentives of the period.
(G) Provisions for liabilities were formed due to the devaluation of the investments in Kepler Weber - R$ 14,431 thousand and in BAF S.A. - overdue - R$ 1,636 thousand.
(H) In the Adjusted Stockholders´ Equity, we have not considered in equity calculation the amount of R$ 7,665 thousand of Capital Reserve related to share bonus, as the bonus is recorded in TVM of this company.
(I) The agreements for dissolution of the partnership in Maxblue Américas Holdings S.A. were signed on 12.19.2003, whereby BB BI assigned its 49.90% interest in the Company in exchange for a 100% interest in

Maxblue DTVM S.A. The Extraordinary General Meeting held on 5.12.2004 changed the corporate name of Maxblue DTVM S.A. to "Brasil Aconselhamento Financeiro e DTVM S.A". The Extraordinary General Meeting held on 7.26.2004 approved an amendment to the bylaws, changing the corporate name to "Brasil Aconselhamento Financeiro S.A.", and the business purpose, aiming at its disqualification as a DTVM. The Ordinary General Meeting of 4.30.2005 decided on the extra-judicial liquidation of the company. As of the 2nd semester/2005, we ceased to evaluate it by MEP. A provision for loss of R$ 4,369 thousand was recorded for BAF S.A - in "liquidation".

(J) As of November /2006 we began to evaluate it by the equity method of accounting, due to the interest percentage of 12.02%.

NOTE 21 – Related-party Transactions

We present below the transactions carried out between Banco do Brasil S.A. and the companies of the financial group:

	03.31.2007		03.31.2006	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Cash and cash equivalents	**199**	**–**	**407**	**–**
Subsidiárias no exterior	199	–	407	–
Short-term interbank investments	**1,469,707**	**30,684**	**2,918,242**	**101,498**
Subsididárias no exterior	440,922	–	2,321,485	79,961
BB Banco de Investimento S.A.	113,683	794	–	–
BB Leasing S.A. - Arrendamento Mercantil	814,418	29,890	506,636	21,537
BB Banco Popular do Brasil S.A.	100,684	–	90,044	–
Dollar Diversified Payment Rights Finance Company	–	–	77	–
Securities	**264**	**(376)**	**164,871**	**412**
Subsidiárias no exterior	–	–	–	525
BB Banco de Investimento S.A.	264	–	–	–
BB Leasing S.A. - Arrendamento Mercantil	–	–	367	–
BB Administração de Ativos - DTVM S.A.	–	(16)	–	(25)
BB Administradora de Cartões de Crédito S.A.	–	(360)	–	(88)
Dollar Diversified Payment Rights Finance Company	–	–	164,504	–
Loan operations	**67,935**	**351**	**69,171**	**3,600**
Subsidiárias no exterior	–	–	–	509
BB Leasing S.A. - Arrendamento Mercantil	67,499	333	68,765	3,046
BB Administração de Ativos - DTVM S.A.	436	18	406	45
Other receivables	**257,278**	**–**	**119,266**	**–**
Subsididárias no exterior	103	–	–	–
BB Banco de Investimento S.A.	850	–	942	–
BB Leasing S.A. - Arrendamento Mercantil	2,750	–	3,858	–
BB Administração de Ativos - DTVM S.A.	2,935	–	2,761	–
BB Administradora de Cartões de Crédito S.A.	339	–	213	–
BB Corretora de Seguros e Administradora de Bens S.A.	30,427	–	22,697	–
Cobra Tecnologia S.A.	708	–	609	–
BB Banco Popular do Brasil S.A.	4,122	–	4,201	–
BB Administradora de Consórcios S.A.	819	–	521	–
BB Tur Viagens e Turismo Ltda.	19,334	–	14,139	–
Ativos S.A.	19,804	–	19,392	–
Dollar Diversified Payment Rights Finance Company	175,087	–	2	–
Nikkei Remittance Rights Finance Company	–	–	49,931	–
Demand deposits	**(24,414)**	**–**	**(21,815)**	**–**
Subsidiárias no exterior	(412)	–	(89)	–
BB Banco de Investimento S.A.	(6,230)	–	(132)	–
BB Leasing S.A. - Arrendamento Mercantil	(596)	–	(33)	–
BB Administração de Ativos - DTVM S.A.	(1,665)	–	(60)	–
BB Banco Popular do Brasil S.A.	(3)	–	(4)	–
BB Administradora de Cartões de Crédito S.A.	(8)	–	(47)	–
BB Corretora de Seguros e Administradora de Bens S.A.	(28)	–	(603)	–
BB Tur Viagens e Turismo Ltda.	(194)	–	(6,065)	–
Cobra Tecnologia S.A.	(15,226)	–	(14,765)	–
BB Administradora de Consórcios S.A.	(10)	–	(6)	–
Ativos S.A.	(42)	–	(11)	–

NOTE 21 – Related-party Transactions (cont.)

Interbank deposits	(8,851,188)	–	(10,342,126)	–
Subsidiárias no exterior	(8,851,188)	–	(10,342,126)	–
Deposits received under securities repurchase agreements	(684,592)	(122,738)	(780,832)	(37,522)
Subsidiárias no exterior	(80,428)	(99,036)	(44,708)	–
BB Banco de Investimento S.A.	–	(3,292)	(188,340)	(12,247)
BB Leasing S.A. – Arrendamento Mercantil	–	(570)	(513)	(68)
BB Administração de Ativos – DTVM S.A.	(280,555)	(12,023)	(271,088)	(15,643)
BB Administradora de Cartões de Crédito S.A.	(113,309)	(1,594)	(112,011)	(1,323)
BB Corretora de Seguros e Administradora de Bens S.A.	(139,186)	(4,894)	(125,394)	(5,954)
BB Banco Popular do Brasil S.A.	(21,003)	–	(16,615)	(803)
BB Administradora de Consórcios S.A.	(26,127)	(1,025)	(20,032)	(869)
BB Tur Viagens e Turismo Ltda.	–	(304)	(2,131)	(615)
Cobra Tecnologia S.A.	(23,984)	–	–	–
Funds from acceptance and issue of securities	(34,433)	–	(39,073)	–
Subsidiárias no exterior	(34,433)	–	(39,073)	–
Foreign borrowings	(1,406,965)	–	(4,222,645)	–
Subsididárias no exterior	(1,406,965)	–	(4,222,645)	–
Foreign onlendings	(3,435,073)	(255)	(1,068,703)	–
Subsidiárias no exterior	(3,435,073)	(255)	(1,068,703)	–
Derivative financial instruments	(2,240)	237	(3,280)	391
Subsidiárias no exterior	(1,000)	–	(1,500)	–
BB Leasing S.A. – Arrendamento Mercantil	–	8	–	391
BB Banco de Investimento S.A.	–	229	–	–
BB Administradora de Cartões de Crédito S.A.	(254)	–	(17)	–
BB Corretora de Seguros e Administradora de Bens S.A.	(751)	–	(1,451)	–
BB Administradora de Consórcios S.A.	(235)	–	(312)	–
Other liabilities	(1,847,971)	–	(2,757,686)	–
Subsidiárias no exterior	(245,787)	–	(438,681)	–
BB Leasing S.A. – Arrendamento Mercantil	(7)	–	(23)	–
BB Administradora de Cartões de Crédito S.A.	(48,879)	–	(47,724)	–
BB Administração de Ativos – DTVM S.A.	(68)	–	(7,741)	–
Cobra Tecnologia S.A.	(18,317)	–	(34,621)	–
BB Tur Viagens e Turismo Ltda.	(2,871)	–	(2,162)	–
BB Banco Popular do Brasil S.A.	(1,675)	–	(1,906)	–
Dollar Diversified Payment Rights Finance Company	(1,530,367)	–	(2,130,858)	–
Nikkei Remittance RightsFinance Company	–	–	(93,970)	–
Other operating income	–	21,245	–	19,785
Subsidiárias no exterior	–	72	–	25
BB Banco de Investimento S.A.	–	7,585	–	8,419
BB Administração de Ativos – DTVM S.A.	–	4,285	–	4,708
BB Leasing S.A. – Arrendamento Mercantil	–	393	–	–
BB Administradora de Cartões de Crédito S.A.	–	265	–	531
BB Corretora de Seguros e Administradora de Bens S.A.	–	1,630	–	1,894
BB Tur Viagens e Turismo Ltda.	–	418	–	7
BB Administradora de Consórcios S.A.	–	323	–	1,823
Ativos S.A.	–	–	–	973
Cobra Tecnologia S.A.	–	8	–	–
BB Banco Popular do Brasil S.A.	–	4,199	–	–
Dollar Diversified Payment Rights Finance Company	–	2,067	–	1,405
Other administrative/operating expenses	–	(67,217)	–	(87,065)
BB Administração de Ativos - DTVM S.A.	–	–	–	(2,326)
BB Banco Popular do Brasil S.A.	–	(15,311)	–	(2,619)
Cobra Tecnologia S.A.	–	(22,685)	–	(39,665)
Dollar Diversified Payment Rights Finance Company	–	(29,221)	–	(40,243)
Nikkei Remittance RightsFinance Company	–	–	–	(2,212)

Other receivables include accounts receivable from related parties, dividends and interest on own capital receivable.

Transactions carried out between the companies included in the consolidation are eliminated on consolidation (Note 2.b).

Transactions with related parties were performed at rates practiced by the market, in force on the dates of the operations.

During the 1st quarter of 2007 costs were recovered in the amount of R$ 116,891 thousand (R$ 117,239 thousand at March 31, 2006), basically relating to services rendered by Banco do Brasil S.A. to the companies from the group, charged according to contracts maintained between the parties, for the use of physical structure and of staff for the bank card, leasing, capitalization, purchasing pool, insurance and brokerage operations.

NOTE 22 – Operational Limits – Basel Accord

At March 31, 2007, the referential stockholders' equity exceeded the minimum required by the Brazilian Central Bank by R$ 11,467,515 and the coefficient of capital adequacy was 17.19% (18.28% as of March 31, 2006), while the minimum required is 11%.

The risk-weighted assets are as follows:

	03.31.2007	03.31.2006
Cash and cash equivalents	3,472,744	2,686,152
Credits and securities issued or guaranteed by the Brazilian Government	95,731,778	85,658,836
Central Bank deposits	26,998,455	21,969,637
Receivables from related companies	38,896	6,712
Specific credits - rescheduling of rural credits	700,168	626,859
Foreign exchange portfolio	3,847,275	630,952
Others	1,562,422	1,306,807
Total subject to zero-risk	132,351,738	112,885,955
Foreign currency funds	2,032,622	44,276
Clearing services for checks and other papers	2,726,703	2,839,043
Foreign exchange portfolio	1,513,208	896,582
Deposits with other banks	–	1,321,108
Investments in gold	5,412	4,260
Total subject to 20% risk	6,277,945	5,105,269
Weighted amount	1,255,589	1,021,054
Funds applied in interbank deposits	10,634,124	13,848,516
Foreign exchange portfolio	9,145,309	7,355,972
Foreign securities	45,266	215,598
Others	(395,808)	266,832
Total subject to 50% risk	19,428,891	21,686,918
Weighted amount	9,714,446	10,843,459
Loan operations	119,878,167	88,166,732
Property and equipment	2,782,399	3,014,610
Leased assets	1,272,320	868,729
Investments	1,166,001	1,019,298
Securities	3,126,777	3,993,423
Foreign exchange portfolio	609,943	246,317
Memorandum accounts	(8,609,390)	(9,077,023)
Others	21,636,080	18,574,989
Total subject to 100% risk	141,862,297	106,807,075
Weighted amount	141,862,297	106,807,075

Deferred tax credits - income tax and social contribution on net income	8,608,860	8,889,176
Total subject to 300% risk	8,608,860	8,889,176
Weighted amount	25,826,580	26,667,528
Total assets subject to risk weighting	308,529,731	255,374,393
Total weighted amount	178,658,912	145,339,116

The calculations of the required stockholders' equity and the adequacy coefficient are as follows:

	03.31.2007	03.31.2006
A) Assets subject to risk weighting	308,529,731	255,374,392
B) AWR (assets weighted by risk)	178,658,912	145,339,115
C) SWAP credit risk	1,575,937	1,095,638
D) Requirement of stockholders' equity on AWR (11% of "B")	19,652,480	15,987,303
E) Requirement of stockholders' equity on SWAP (20% of "C")	315,187	219,128
F) Requirement of stockholders' equity on interest rate exposure	416,778	198,002
G) Required stockholders' equity (RSE): "D" + "E" + "F"	20,384,446	16,404,432
H) Referential equity amount (RE)	31,851,962	27,262,863
Tier I	21,580,194	19,169,470
Capital	11,912,895	10,797,337
Capital reserves	355,638	4,778
Revenue reserves	7,858,344	6,020,150
Adjustment to market value - securities and derivatives	417,253	145,800
Retained earnings (accumulated losses)	128	787
Contas de Resultados Credoras	16,240,351	16,074,046
Contas de Resultados Devedoras	(15,152,632)	(13,731,377)
Treasury stock	--	(125,779)
Deferred Assets	(14,985)	--
Mark-to-market	(3,992)	--
Tax credits excluded from Level I of RE	(32,806)	(16,272)
Tier II	10,271,768	8,093,393
Subordinated Debt Qualifying as Capital	9,241,467	8,070,083
- Funds obtained from the FCO	8,652,162	7,445,700
- Funds obtained abroad	589,305	624,383
Hybrid Capital and Debt Instruments	1,019,830	--
Revaluation reserves	6,479	23,310
Mark-to-market	3,992	--
I) Ratio between Referential equity amount to required stockholders' equity: ("H"/"G")	1.56	1.66
J) Surplus/(insufficiency) of stockholders' equity: RE - RSE (h-g)	11,467,515	10,858,431
L) Margin/(surplus) of leverage: ("J" x 100)/11	104,250,141	98,713,011
M) Basel Ratio: RE x 100/(RSE/0.11)	17.19	18.28

With reference to the Note 18.d, a reconstitution of tax credits related to a lawsuit concerning the full offset of accumulated tax losses and the negative basis on social contribution, would represent as of March 31, 2007 an impact of 1.34% in the Basle accord index. The index would decrease from 17.19% to 15.85%.

NOTE 23 – Balance Sheet by Currency and Foreign Exchange Exposure

The purpose of this balance sheet is to show the assets and liabilities in foreign currency in Brazil and abroad.

	BB-Consolidated					
	03.31.2007				03.31.2006	
		Local	Foreign currency		Foreign currency	
	Balance Sh	Currency	Brazil	Abroad	Brazil	Abroad
ASSETS	321,898,019	275,723,964	18,372,976	27,801,079	10,611,556	27,516,266
Current Assets and Long-Term Receivables	316,063,394	270,042,157	18,351,729	27,669,508	10,590,125	27,361,932
Cash and cash equivalents	5,510,791	3,373,765	1,480,740	656,286	158,643	1,339,491
Short-term interbank investments	41,184,642	30,320,778	--	10,863,864	--	14,309,275
Securities and derivative financial instruments	73,349,951	69,112,913	814,195	3,422,843	368,389	2,894,354
Interbank accounts	29,844,101	29,844,101	--	--	--	1,304
Interdepartmental accounts	33,045	33,045	--	--	--	--
Loan and lease operations	120,064,371	103,601,515	4,320,085	12,142,771	1,894,791	8,663,585
Other receivables and assets	48,076,493	33,756,040	11,736,709	583,744	8,188,302	153,943
Permanent Assets	5,834,625	5,681,807	21,247	131,571	21,431	154,334
Investments	1,176,120	1,129,010	21,247	25,863	21,431	23,546
Property and equipment	2,782,399	2,682,075	--	100,324	--	124,284
Leased assets	1,305,495	1,305,495	--	--	--	--
Deferred charges	570,611	565,227	--	5,384	--	6,504
LIABILITIES	321,898,019	279,682,829	17,416,651	24,798,539	14,035,880	23,816,156
Current and Long-Term Liabilities	300,146,667	257,937,136	17,416,651	24,792,880	14,035,880	23,811,476
Deposits	160,663,433	146,588,980	2,436,084	11,638,369	3,258,012	12,372,848
Demand deposits	35,588,301	32,227,109	2,434,413	926,779	3,257,966	961,141
Savings deposits	38,942,074	38,942,074	--	--	--	--
Interbank deposits	5,273,179	1,410,173	--	3,863,006	--	4,432,654
Time deposits	80,859,879	74,009,624	1,671	6,848,584	48	6,979,053
Deposits received under security repurchase agreements	67,638,992	63,216,522	--	4,422,470	--	1,762,796
Funds from acceptance and issue of securities	2,099,154	--	--	2,099,154	--	2,788,614
Interbank accounts	2,037,810	2,037,810	--	--	--	7,590
Interdepartmental accounts	1,912,790	146,332	1,766,458	--	1,076,192	--
Borrowing and onlendings	18,524,310	13,950,068	1,573,033	3,001,209	347,841	3,683,345
Derivative financial instruments	1,969,472	1,219,916	704,229	45,327	--	--
Other liabilities	45,300,706	30,777,508	10,936,847	3,586,351	9,353,835	3,196,283
DEFERRED INCOME	112,895	107,236	--	5,659	--	4,680
STOCKHOLDERS' EQUITY	21,638,457	21,638,457	--	--	--	--

Banco do Brasil adopts a policy of not generating foreign currency exposure that requires to cover it, and it remains within the exposure limit of 5% of the Reference Shareholders' Equity, as defined in CMN Resolution 2891/09.26.2001. The foreign exchange exposure at March 31, 2007 was R$ 805,988 thousand (R$ 1,339,036 thousand at March 31, 2006).

The Central Bank made optional the use of a methodology that takes into consideration exposures in Euro, Dollar, Swiss Franc, Yen, Pound Sterling and Gold as a single currency, incorporating the diversification effect in the calculation of foreign exchange exposure. In order to improve foreign exchange risk management, Banco do Brasil adopted this methodology.

NOTE 24 – Retirement and Pension and Health Plans - Post-Employment Benefits

24.a) Caixa de Previdência dos Funcionários do Banco do Brasil – Previ

Banco do Brasil is the sponsor of Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) which provides participants and their dependents with benefits which are complementary or similar to those of the Basic Government Retirement Plan. The plans offered through PREVI are of defined contribution (Plano Previ Futuro) or defined benefit (Plan 1), the latter having adopted the capitalization method for actuarial calculations. On March 31, 2007, Previ had 136,616 participants, with 43,757 active participants of Benefit Plan 1, 35,542 active participants of Previ Futuro Plan and 57,317 participant (135,885) retirees, as follows: 46,088 active participants of Benefit Plan 1, 33,457 active participants of Previ Futuro Plan and 56,340 retirees on 3.31.2006).

24.a.1) The funding of the vested and unvested benefits is summarized as follows:

a) Participants employed before April 14, 1967, who were not retired and who were not eligible on that date to apply for retirement, contemplated in the contract signed on 12.24.1997 between the Bank and Previ (Plan 1): the sponsor assumes the commitment for the payment of pensions for this group; mathematical reserves ensuring benefits corresponding to such group are fully paid-up at Previ. The retirement benefit of this group is characterized as a defined contribution.

b) Participants employed between April 15, 1967 and December 23, 1997 (Plan 1): active participants are now contributing with 1.8% of the amount of their participation salary, plus 1.2% of the part of this salary that exceeds half the Previ Contribution (R$ 1,506.58 at March 31, 2007), plus 4.8% of the part of this salary that exceeds such contribution. Participants receiving benefits contribute 4.8% of the amount of the pension complement and the sponsor an amount equal to the contributions of the participants.

c) Participants employed as from December 24, 1997 (Plano Previ Futuro): active participants contribute to PREVI an amount between 7% and 17% of their contribution salary, varying based on length of service and the amount of the contribution salary. Participation percentages vary according to the length of service in the company and the level of the participation salary There is no contribution for retired participants The sponsor contributes an amount equal to the contributions of the participants, limited to 14% of the total contribution payroll of these participants. The retirement benefit of this group is characterized as a defined contribution.

24.a.2) Effects of Benefit Plan 1, based on actuarial valuations as of December 31, 2005 and 2006 carried out by an independent actuary, and of the Plano Previ Futuro as required by CVM Resolution 371 of December 13, 2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	03.31.2007 Plan 1	03.31.2006 Plan 1
1) Present value of actuarial liabilities with coverage	65,870,816	58,033,630
2) Present value of actuarial liabilities not covered	–	–
3) Present value of actuarial liabilities (1 + 2)	65,870,816	58,033,630
4) Fair value of the plan assets	(103,352,512)	(81,439,183)
5) Present value of liabilities in excess of (less than) the fair value of the assets (3 + 4)	(37,481,696)	(23,405,553)
) Actuarial (gains) or losses not recognized	(34,925,850)	(20,217,605)
7) Net actuarial liability/(asset) to be recorded (5 - 6)	(2,555,846)	(3,187,948)

The Previ Futuro Plan, being a defined contribution plan, is not required to record actuarial assets or liabilities.

b) Amounts paid to Previ:

Specification	03.31.2007			03.31.2006		
	Plan 1	Plano Previ Futuro	Total	Plan 1	Plano Previ Futuro	Total
Sponsor contributions	76,015	19,974	95,989	113,415	17,249	130,664

c) Impacts on Income for the quarter:

Specification	03.31.2007			03.31.2006		
	Plan 1	Plano Previ Futuro	Total	Plan 1	Plano Previ Futuro	Total
1) Cost of current service (with interest)	(86,927)	(38,971)	(125,898)	(67,603)	(33,614)	(101,217)
2) Interest on actuarial liabilities	(1,757,025)	–	(1,757,025)	(1,400,921)	–	(1,400,921)
3) Expected earnings on the plan assets	2,799,713	–	2,799,713	1,995,561	–	1,995,561
4) Deferment of the net earnings from assets and liabilities as from June/2003 (2+3)	1,042,688	–	1,042,688	594,640	–	594,640
5) Total gross (expense)/income (1 - 2 - 3 + 4)	(86,927)	(38,971)	(125,898)	(67,603)	(33,614)	(101,217)
6) Expected contributions from participants	36,305	19,995	56,300	49,306	17,227	66,533
7) Previ Liabilities/Assets (expense)/income	(95,844)	–	(95,844)	(3,663)	–	(3,663)
8) Employer's Contribution exceeding cost of Benefit Plan no. 1 1	(21,592)	–	(21,592)	(9,165)	–	(9,165)
9) Subtotal net (expense)/income (5 + 6 + 7 + 8)	(168,058)	(18,976)	(187,034)	(31,125)	(6,387)	(47,512)
10) Previ management fee (5% of the employers' union dues)	(3,801)	(999)	(4,800)	(5,671)	(862)	(6,533)
11) Effect of the net (expense)/income (9 + 10)	(171,859)	(19,975)	(191,834)	(36,796)	(7,249)	(54,045)

24.a.3) The principal economic assumptions adopted for the actuarial calculations were the following:

Specification	03.31.2007	03.31.2006
- Real interest rate used for discounting actuarial liabilities to present value	6.3% p.a.	6.3% p.a.
- Real expected yield on plan assets	6.3% p.a.	6.3% p.a.
- Estimated salary increases:		
- Benefit Plan 1	0.9520% p.a.	1.3154% p.a.
- Plano Previ Futuro	3.6053% p.a.	3.3914% p.a.

24.b) Benefits of sole responsibility of the Bank

Banco do Brasil is also responsible for assistance and pension benefits for employees employed before April 14, 1967, not covered by the PREVI Benefits Plan, with characteristics of a defined benefit plan, and the regime adopted for the actuarial calculations is that of capitalization, comprising 8,428 retired employees and surviving spouses at March 31, 2007 (8,656 retired employees and surviving spouses at March 31, 2006).

The main benefits are: (a) retirement pensions to founder participants and pension payments to survivors of participants deceased prior to April 14, 1967; (b) payment of retirement supplements to the other participants employed by Banco do Brasil who retired up to April 14, 1967 or who, on that date, would have the right through length of service to retire and who had at least 20 years of effective service with the Bank; and (c) increase in retirement benefits and pension payments in excess of those provided by the PREVI Benefit Plans, as a result of judicial and administrative decisions due to the restructuring of job and salary plans and incentives created by the Bank.

24.b.1) The cost of these benefits is totally funded by Banco do Brasil.

24.b.2) Effects of Benefit Plan, based on actuarial valuations as of December 31, 2005 and 2006 carried out by an independent actuary, and of the Plano Previ Futuro as required by CVM Resolution 371 of December 13, 2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	03.31.2007	03.31.2006
1) Present value of actuarial liabilities with coverage	--	--
2) Present value of actuarial liabilities not covered (Plans without financial assets)	1,633,840	1,588,703
3) Present value of actuarial liabilities (1 + 2)	1,633,840	1,588,703
4) Fair value of the plan assets	--	--
5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	1,633,840	1,588,703
) Actuarial (gains) or losses not recognized	178,459	188,887
7) Net actuarial liability/(asset) to be recorded (5 - 6)	1,455,381	1,399,816

b) Amounts paid to Previ:

Specification	03.31.2007	03.31.2006
Total benefits paid to Previ	64,750	66,448

c) Impacts on Income for the quarter:

Specification	03.31.2007	03.31.2006
1) Cost of current service	--	--
2) Expected contributions from participants	--	--
3) Interest on actuarial liabilities	(41,572)	(36,431)
4) Actuarial (gains) or losses	(8,103)	--
5) Expected earnings on assets	--	--
6) Effect of the expense recorded (1 - 2 + 3 + 4 - 5)	(49,675)	(36,431)

24.b.3) The economic assumptions adopted for the actuarial calculations are the same as those adopted for the PREVI Plan 1 (item 24.a.3).

24.c) Cassi - Caixa de Assistência dos Funcionários do Banco do Brasil

The Bank is the sponsor of a Health Plan managed by CASSI - Caixa de Assistência dos Funcionários do Banco do Brasil. The main objective is to provide coverage for expenses with the promotion, protection, recovery and rehabilitation of a member's health and of his/her inscribed beneficiaries. At March 31, 2007 this plan had 159.,842 participants, with 86,213 active and 73,629 retired participants and pensioners (158,721participants, of which 86,813 were active and 71,908 retired participants and pensioners, at March 31, 2006).
The Bank contributes monthly an amount equivalent to 150% of the total contributions from members (active and retired) and from pension beneficiaries of employees employed before December 23, 1997 and 100% of the total contributions from participants employed after that date. Monthly contributions from members and pension beneficiaries amount to 3% of the total payroll or the total retirement or pension plan benefits.

24.c.1) Effects of the CASSI Plan on the financial statements, based on actuarial appraisals as of December 31, 2005 and 2006 carried out by an independent actuary, and of Plano Previ Futuro, as required by CVM Resolution 371/12.13.2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	03.31.2007	03.31.2006
1) Present value of actuarial liabilities with coverage	--	--
2) Present value of unsecured actuarial liabilities (Plans without financial assets)	3,562,867	3,232,214
3) Present value of actuarial liabilities (1 + 2)	3,562,867	3,232,214
4) Fair value of the plan assets	--	--
5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	3,562,867	3,232,214
6) Actuarial (gains) or losses not recognized	1,487,842	1,341,064
7) Net actuarial liability (asset) to be recorded (5 - 6)	2,075,025	1,891,150

b) Amounts paid to Cassi:

Specification	03.31.2007	03.31.2006
Sponsor contributions	103,651	99,313

The amounts of R$ 103,651 thousand and R$ 99,313 thousand comprise Employer Contributions for Active employees and Pensioners, as follows: at March 31, 2007– Active employees R$ 40,101 thousand and Pensioners R$ 63,550 thousand, and at March 31, 2006 – Active employees R$ 39,378 thousand and Pensioners R$ 59,935 thousand.

c) Impacts on Income for the quarter:

Specification	03.31.2007	03.31.2006
1) Cost of current service (with interest)	(10,167)	(9,271)
2) Expected contributions from participants	--	--
3) Interest on actuarial liabilities	(94,805)	(77,835)
4) Actuarial (gains) or losses	(19,356)	(17,132)
5) Expenses with current employees	(40,101)	(39,378)
6) Expected earnings on assets	--	--
7) Effect of the expense recorded (1 - 2 + 3 - 4 – 5 - 6)	(164,429)	(143,616)

24.c.2) The economic assumptions adopted for the actuarial calculations were the same as those applied to the PREVI Plan 1 (item 24.a.3).

24.d) Policy for the recognition of actuarial gains and losses

In accordance with CVM Deliberation 371, the actuarial gains or losses to be recognized as income or expense in a defined benefit plan are the amount of unrecognized gains and losses that exceed, in each period, the higher of the following limits:

- 10% of the present value of the total actuarial liability of the defined benefit; and
- 10% of the fair value of plan assets.

24.d.1) Benefits of Sole Responsibility of the Bank: Actuarial losses relating to these benefits are being recorded in the same year the actuarial calculation is made because the persons involved are all former employees, and thus there is no remaining length of service to amortize.

24.d.2) Cassi Actuarial Liability: the actuarial losses relating to this liability are recognized over the average remaining work period estimated for the employees participating in the plan (15.4 years as of 12.31.2006).

24.e) Summary of Assets/Liabilities of Previ and Cassi

1st quarter/2007						
Specification	Aactuarial liability/ (asset) on 01.01.2007	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Amortization/ Use of the Actuarial Assets and Parity Fund Assets	Sponsor contributions made in the 3rd quarter	Aactuarial liability/(asset) on 03.31.2007
	A	B	C	D	E	F = (A-B+C+D+E)
Actuarial asset CVM No. 371	(2,651,690)	--	--	95,844	--	(2,555,846)
Actuarial asset/liability in respect of the 1997 contract	=	=	=	=	=	=
- Advanced amortization (1997 Agreement)	(9,960,041)	279,541	98,603	--	--	(10,140,979)
- Unamortized reserves (1997 contract)	9,960,041	(279,541)	(98,603)	--	--	10,140,979
Parity Fund Asset	(2,198,206)	61,795	--	76,015	--	(2,183,986)
Actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,470,456	(49,675)	--	--	(64,750)	1,455,381
CASSI actuarial liability	2,014,247	(124,328)	--	--	(63,550)	2,075,025

1st Quarter 2006						
Specification	Net actuarial liability/ (asset) on January 1, 2006	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Unrecognized actuarial (losses)/gains	Sponsor contributions made in the year	Net actuarial liability/ (asset) on March 31, 2006
	A	B	C	D	E	F = (A-B+C+D+E)
Actuarial asset CVM No. 371	(3,187,948)	--	--	--	--	(3,187,948)
PREVI actuarial liability in respect of the 1997 contract	(681,185)	(3,663)	--	--	--	(677,522)
- Advanced amortization (1997 Agreement)	(9,996,980)	234,073	287,917	--	--	(9,943,136)
- Unamortized reserves (1997 contract)	10,116,917	(237,736)	(287,917)	13,330	--	10,080,066
- Unrecognized actuarial losses (1997 contract)	(801,122)	--	--	(13,330)	--	(814,452)
PREVI actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,429,833	(36,431)	--	--	(66,448)	1,399,816
CASSI actuarial liability	1,846,847	(104,238)	--	--	(59,935)	1,891,150

NOTE 25 – Compensation Paid to Employees and Management

The monthly compensation of employees and management of the Bank in Brazil is presented below (in reais) in the format required by item 4, Section C of Ministry of Finance Statement of Justification 139/03.17.1988:

Lowest salary	1st quarter/2007	1st quarter/2006
Standard amount	856.50	827.40
Semiannual bonus	214.12	206.85
Fixed amount – Trade Union Agreement 2004	33.00	31.80
Total	1,103.62	1,066.05
Highest salary		
Standard amount	1,184.70	1,144.50
Amount per individual/supplement for length of service - I	410.53	395.51
Amount per individual - standard amount	1,255.67	1,213.06
Variable temporary supplement – commissioned position	11,438.70	11,054.14
Additional per function	2,850.00	2,753.40
Additional for temporary work updated	1,769.10	1,709.10
Semiannual bonus	1,867.50	1,803.89
Total	20,776.20	20,073.60
Average salary	3,366.62	3,219.03
Management		
President	27,075.60	26,160.00
Vice-President	24,395.10	23,570.10
Director	20,776.20	20,073.60

NOTE 26 – Assignment of Employees to External Organizations

26.a) With costs for the Bank

a) Federal government

Assignments are regulated by article 93 of Law 8112/12.11.1990 (amended by Law 9257/12.11.97), by Decree 925/09.10.1993, and by PGFN/CJN Note 088/96 issued by the General Counsel of the Federal Treasury.

	1st quarter/2007	1st quarter/2006
Number of employees assigned	20	15
Cost for the period	R$ 262 thousand	R$ 639 thousand

b) Labor unions

Assignments occur in cases prescribed in the Collective Labor Agreement or by commitments assumed as a result of salary negotiations:

	1st quarter/2007	1st quarter/2006
Number of employees assigned	132	132
Cost for the period	R$ 2,900 thousand	R$ 2,578 thousand

c) Other organizations/entities

Assignments occur as a result of agreements of strategic business interest of the Bank:

	1st quarter/2007	1st quarter/2006
Number of employees assigned	3	3
Cost for the period	R$ 222 thousand	R$ 233 thousand

26.b) Without cost to the Bank

	1st quarter/2007	1st quarter/2006
a) Federal, state and municipal governments	324	360
b) External organizations	697	671
c) Employee entities	37	33
d) Subsidiary and associated companies	323	321
Total employees assigned	1,536	1,534

NOTE 27 – Commitments, Responsibilities and Contingencies

27.a) Contingent liabilities

The Bank and its subsidiaries are parties in lawsuits involving labor, civil, tax and social security contingencies.

he Bank classifies contingencies as remote, possible and probable, based on the possibilities of loss determined after a legal update of each claim.

The use of this criterion seeks to comply with CVM Deliberation 489/10.03.2005, which requires a provision for the total amount of the contingencies classified as probable, and does not require a provision to be recorded for those classified as possible and remote.

The provisions for claims are recorded taking into consideration the possibility of success by the plaintiff in the lawsuit against the Bank/subsidiary.

The provisions for labor claims are recorded considering, also, the jurisprudence applicable to each claim.

The position of the contingent liabilities at March 31, 2007, segregated by nature of claim and classification of loss, as well as the provisions recorded, whose changes in the Bank are shown in Note 15, are the following:

	BB - Domestic and foreign branches				BB – Consolidated			
	03.31.2007		03.31.2006		03.31.2007		03.31.2006	
	Amount	Allowance	Amount	Allowance	Amount	Allowance	Amount	Allowance
1 – Labor claims	2,618,958	2,327,327	2,441,103	2,160,649	2,618,958	2,327,327	2,441,103	2,160,649
Probable loss	2,327,327	2,327,327	2,160,649	2,160,649	2,327,327	2,327,327	2,160,649	2,160,649
Possible loss	291,631	–	280,454	–	291,631	–	280,454	–
2 – Tax claims	313,372	73,662	233,153	29,934	369,683	115,502	302,432	73,319
Probable loss	73,662	73,662	29,934	29,934	115,502	115,502	73,319	73,319
Possible loss	239,710	–	203,219	–	254,181	–	229,113	–
3 – Civil claims	2,401,462	908,697	2,170,945	880,592	2,416,043	913,292	2,215,204	909,594
Probable loss	908,697	908,697	880,592	880,592	913,292	913,292	909,594	909,594
Possible loss	1,492,765	–	1,290,353	–	1,502,751	–	1,305,610	–
4 – Social security claims	–	–	478	–	–	–	478	–
Probable loss	–	–	–	–	–	–	–	–
Possible loss	–	–	478	–	–	–	478	–

27.b) Contingent tax assets

The Bank has filed lawsuits for reimbursement of taxes paid in error that will only be recognized in the financial statements if the Bank obtains a favorable outcome, in conformity with item 25 of Deliberation CVM n.° 489, of 10.03.2005. We emphasize the most important lawsuits not yet recorded:

-Unconstitutionality of Income Tax on Net Income paid in 1989 and in the 1t six months of 1992, in the amount of R$ 11,901thousand;

-Tax on Financial Transactions (IOF) - Law 8033/90 (Price-level restatement), in the amount of R$ 185,229 thousand;

27.c) Other commitments

27.c.1) The Bank is the sponsor of Fundação Banco do Brasil whose purpose is the promotion, support, advancement and sponsorship of educational, cultural, social, philanthropic, and recreational/sporting activities, as well as the promotion of research activities of a technological and scientific nature, and rural and urban community assistance services. During the 2007 year, the Bank contributed with R$ 10,000 thousand to the Fundação.

27.c.2) Guarantees to third parties, for a fee and with counter-guarantees from the beneficiaries - guarantees, sureties and bonds - amounted to R$ 3,184,804 thousand at March 31, 2007 (R$ 2,457,286 thousand at March 31, 2006). A provision of R$ 1,296 thousand, recorded in "Other Liabilities", is considered sufficient to cover any potential loss arising on these guarantees.

27.c.3) Available credit lines for loan and lease operations amount to R$ 27,790,263 thousand at March 31, 2007 (R$ 24,748,028 thousand at March 31, 2006).

27.c.4) The confirmed import and export letters of credit total R$ 439,613 thousand at March 31, 2007 (R$ 872,421 thousand at March 31, 2006).

27.c.5) The Bank is the operator of the Fund for Sectorial Investments (FISET), with net assets, at March 31, 2007 is R$ 2,253 thousand (R$ 2,276 thousand at March 31, 2006), and is the manager of the Public Service Employee Savings Program (PASEP), with net assets of R$ 1,439,800 thousand at March 31, 2007 (R$ 1,477,600 thousand at March 31, 2006). The Bank guarantees the latter a minimum remuneration equivalent to the Long-Term Interest Rate (TJLP).

27.c.6) Despite the reduced level of risk to which its assets are subject, the Bank contracts insurance cover for its assets in amounts considered sufficient to cover any losses.

NOTE 28 – Financial Instruments

The market value of a financial instrument, according to Instruction CVM no. 235 dated of 03/23/1995, is the value for which the instrument could be exchanged in an ordinary operation in an active market among interested parties, and not corresponding to a compulsory transaction or derived from a liquidation proceeding.

Market value

The financial instruments, which are subject to market value calculation are processed via Banco do Brasil systems. In the case an active market value exists, the market value of a financial instrument will be calculated based on the market prices. In the absence of an active market for a certain instrument, the market value is ascertained by quotation of similar financial instruments, or also by the net current value of future cash flows adjusted based on interest rate effective in the market on the balance sheet date.
The table below presents financial instruments recorded in equity accounts, compared to market value:

	BB-Consolidated							
	03.31.2007		03.31.2006		Unrealized gain/loss, net of tax effects			
					On Income		On Stockholders' Equity	
	Book value	Market Value	Book value	Market Value	03.31.2007	03.31.2006	03.31.2007	03.31.2006
ASSETS								
Short-term interbank investments	41.184.842	41.393.962	35.744.135	35.800.928	209.320	56.794	209.320	56.794
Securities and derivative financial instruments	72.334.446	72.308.578	68.210.543	67.976.738	514.136	(5.892)	(25.868)	(233.805)
Adjustment of securities available for sale (Note 5.a)	–	–	–	–	540.004	227.913	–	–
Adjustment of securities held to maturity (Note 5.a)	–	–	–	–	(25.868)	(233.805)	(25.838)	(233.805)
Derivative financial instruments	1.015.505	1.015.505	420.729	420.729	–	–	–	–
Loan operations	120.019.891	120.227.854	88.306.162	88.415.708	208.163	109.546	208.163	109.546
LIABILITIES								
Interbank deposits	5.025.723	5.018.847	5.261.900	5.253.057	6.876	8.842	6.876	8.842
Time deposits	61.685.183	61.639.828	55.553.216	55.512.699	45.355	40.517	45.355	40.517
Obligations related to Committed Operations	67.838.993	67.834.425	42.757.581	42.757.343	4.567	238	4.567	238
Borrowing and onlendings	18.524.311	18.525.194	17.083.954	17.079.479	(883)	4.475	(883)	4.475
Derivative financial instruments	1.969.472	1.969.472	1.446.247	1.446.247	–	–	–	–
Other liabilities	45.300.706	45.048.578	39.274.154	39.174.915	252.128	99.239	252.128	99.239
Unrealized gain/loss, net of tax effects					1.239.663	313.759	699.859	85.848

Criteria utilized for market value determination of financial instruments are detailed below:

- For liquidity inter-financial investments, the market value was obtained by future cash flows discount, adopting interest rates exercised by the market in similar operations in the balance sheet date.

- Securities and derivative financial instruments are accounted for by the market value, as provided for in BACEN Circular no. 3.068 of 11/08/2001 and no. 3.082 of 01/30/2002, excluding from such criterion, securities maintained until maturity. Determination of securities' market value, including those maintained until maturity, is obtained according to rates collected at the market, and determination of derivatives according to the internal pricing model, being observed the rates disclosed for term operations and similar indexes in the last trading day of the fiscal year.

- Credit operations remunerated at pre-fixed rates have been estimated through future cash flow discount, adopting for such, interest rates utilized by the Bank for contracting of similar operations in the balance sheet date. For operations of such group remunerated at post-fixed rates, it was considered as market value the book value itself due to equivalence among them.

- The market values of inter-financial deposits and term deposits have been calculated through discount of the difference between future cash flows and rates currently applicable in the pre-fixed operations market. In case of post-fixed operations which maturities did not exceed 30 days, the book value was deemed to be approximately equivalent to the market value.

For obligations related to committed operations at pre-fixed rates, the market value was determined calculating the discount of the estimated cash flows adopting a discount rate equivalent to the rates applicable in contracting of similar operations in the last market day. For post-fixed operations, book values have been deemed approximately equivalent to market value.

- Obligations related to loans and repasses represent operations exclusive to the Bank, without similarity in the market. In face of their specific characteristics, exclusive rates for each fund entered, inexistence of an active market and similar instrument, the market values of such operations are equivalent to the book value.

- Market values for other obligations have been determined by means of the discounted cash flow, which takes into account interest rates offered in the market for obligations which maturities, risks and terms are similar.

- For other financial instruments, included or not in the balance sheet, and not highlighted in the above table, book values are approximately equivalent to their correspondent market value.

NOTE 29 – Other Information

29.a) New Market

At 5.31.2006, Banco do Brasil signed a contract with the São Paulo Stock Exchange for adhesion to the New Market segment of Bovespa, which assembles a group of companies with the best corporate governance practices in Brazil.

Moreover, Banco do Brasil, the Controlling Shareholder, the Officers, and the members of the Audit Committee undertake to resolve all and any dispute or controversy related with the New Market Listing Regulation by means of the Arbitration Chamber of the Bovespa Market, in conformity with a commitment clause contained in the By-laws of Banco do Brasil.

29.b) Distribution of Dividends and/or Interest on Own Capital

During a meeting held on 3.19.2007, the Board of Directors approved the setting, for the year 2007, of the payout rate equivalent to the minimum percentage of 40% of net income, fulfilling the policy for payment of dividends and/or interest on own capital on a quarterly basis, pursuant to art. 43 of the Bank's By-Laws.

29.c) Split of BB Shares

During a meeting held on 1.18.2007, the Board of Directors approved the forwarding for decision by the General Stockholders' Meeting of a Split of 200% of the shares of Banco do Brasil (BBAS3), thus assigning two new shares to each share held. The same conversion factor will be applied to "C" series stock purchase warrants (BBAS13). The split will be consummated after approval by the General Stockholders' Meeting and ratification by the Central Bank of Brazil.

29.d) Shareholding positions

As prescribed in paragraphs IV, V, VI and VII of Article 40 of Banco do Brasil S.A by-laws, the shareholding positions are as follows:

Paragraph IV: Shareholdings at March 31, 2007 of all those who hold, directly or indirectly, more than 5% of capital:

Stockholders	Total shares	% Total
Federal Treasury	566,778,036	68.7
Banco do Brasil Employees Retirement Fund (PREVI)	94,415,335	11.4
BNDES Participações S.A.- BNDESPar *	41,604,052	5.0
Other shareholders	122,519,000	14.9
Total	825,316,423	100.0

(*) Linked to the Controller

Paragraph V: number and characteristics of the securities issued by the Bank and directly or indirectly held by the controlling stockholder, management and members of the Fiscal Council; and

Paragraph VI: changes in ownership of the parties referred to in the previous paragraph of these securities during the preceding twelve months:

Controlling Group	03.31.2007	03.31.2006
Federal Treasury	566,778,036	584,778,036
Previ	94,415,335	112,415,335
BNDESPar	41,604,052	46,604,052
Total	702,797,423	743,797,423

	Common Shares		C Bonds	
	03.31.07	03.31.06	03.31.07	03.31.06
Board of Directors	10	09	–	–
Fiscal Council	–	–	–	–
Executive Board of Directors	1,805	71	34	34
Board	3,050	289	32	32
Internal Audit	459	–	–	–
Audit Committee	114	–	–	–

Paragraph VII - number of shares in the market and percentage in relation to the total issued:

BB shares	Number	%
Market*	122,514,135	14.85
Total issued	825,316,423	100.00

(*) Pursuant to the regulation of the New Market of Bovespa.

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

Statement of Added Value

	BB-Domestic and Foreign Branches				BB-Consolidated			
	1st quarter/2007		1st quarter/2006		1st quarter/2007		1st quarter/2006	
	Balance	%	Balance	%	Balance	%	Balance	%
Added value calculation								
Net income from financial intermediation	3,261,295		2,801,704		3,289,730		2,837,830	
Banking service fees	2,185,282		1,934,485		2,377,120		2,102,901	
Other Operating Income (Expenses)	(1,072,446)		(1,332,365)		(1,079,829)		(1,323,110)	
Non-operating income, net	26,492		25,019		30,501		26,303	
Added value	4,400,623		3,428,843		4,617,522		3,643,924	
Equity in the earnings (loss) of subsidiary and associated companies	153,282		(37,594)		38,682		(154,290)	
Gross added value	4,553,905		3,391,249		4,656,204		3,489,634	
Depreciation and amortization	(180,307)		(169,351)		(180,632)		(169,673)	
Added Value to be Distributed	4,373,598	100.00	3,221,898	100.00	4,475,572	100.00	3,319,961	100.00
Distribution of added value								
Employees	1,801,118	41.18	1,836,067	56.99	1,818,154	40.62	1,854,398	55.86
Salaries and fees	1,168,628		1,154,497		1,181,420		1,168,154	
Benefits, social charges and training	452,788		492,587		456,522		496,533	
Profit Sharing	179,702		188,983		180,212		189,711	
Governments	1,163,690	26.61	(956,838)	(29.70)	1,248,628	27.90	(877,106)	(26.42)
Domestic	1,155,473	26.42	(967,389)	(30.03)	1,239,855	27.70	(888,352)	(26.76)
Social security contributions (INSS) on salaries	218,640		208,858		220,684		210,870	
Tax expenses (except income tax and social contribution on net income)	466,176		432,803		487,244		452,361	
Income tax/social contribution	470,657		(1,609,050)		531,927		(1,551,583)	
Abroad	8,217	0.19	10,551	0.33	8,773	0.20	11,246	0.34
Tax expenses (except income tax and social contribution on net income)	1,300		1,159		1,425		1,213	
Income tax/social contribution	6,917		9,392		7,348		10,033	
Stockholders	1,408,790	32.21	2,342,669	72.71	1,408,790	31.48	2,342,669	70.56
Interest on Own Capital of the Union	220,575		–		220,575		–	
Interest on Own Capital of Other Stockholders	100,495		–		100,495		–	
Retained earnings	1,087,720		2,342,669		1,087,720		2,342,669	
Added value distributed	4,373,598	100.00	3,221,898	100.00	4,475,572	100.00	3,319,961	100.00

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

Cash Flow Statement

	BB-Domestic and Foreign Branches		BB-Consolidated	
	1st quarter/2007	1st quarter/2006	1st quarter/2007	1st quarter/2006
Cash Flows form Operating Activities				
Net Income	1,408,790	2,342,669	1,408,790	2,342,669
Depreciation and amortization	182,414	169,351	180,632	169,467
Depreciation of leased assets	7,428	7,215	99,139	70,519
Amortization of losses	-	-	-	2,945
(Profit)/(loss) investments on subsidiary and associated companies	(153,282)	37,594	(38,682)	154,290
(Profit)/loss on the sale of assets	-	-	(4,480)	-
(Profit)/loss on the disposal of property and equipment in use	(12,536)	-	(12,536)	-
Excess depreciation	-	-	(20,718)	(15,209)
Changes in the currency exchange rate	(127,821)	(155,443)	(157,267)	(263,498)
(Gains)/losses on capital	-	-	(4,205)	-
Provision/(reversal) for devaluation of other assets	(7,632)	-	(7,780)	-
Provision/(reversal) for loss on investments	-	-	-	(1,248)
Fixed assets written off	-	(4,491)	-	(4,491)
Other adjustments	41,859	(5,861)	53,313	(1,512)
Short-term interbank investments	(11,408,837)	(8,084,476)	(12,096,942)	(6,748,212)
Securities and derivative financial instruments	(243,480)	(2,139,338)	(242,120)	(2,161,156)
Interbank and interdepartmental accounts	(1,184,419)	(609,287)	(1,173,283)	(602,337)
Loan operations	(6,118,816)	(2,422,170)	(6,162,023)	(2,364,531)
Lease operations	(7,727)	(6,342)	(33,504)	(10,265)
Other receivables	(3,922,116)	(1,277,188)	(4,539,306)	(1,703,245)
Other receivables	(113,637)	(98,135)	(97,240)	(99,876)
Other liabilities	5,155,108	(3,975,881)	5,406,165	(3,624,805)
Changes in deferred income	(15,721)	6,310	(15,721)	6,310
Revaluation reserve recognized by the equity method of accounting	(118)	41	(118)	41
Adjustment to market value - securities & derivative financial instruments	35,015	15,873	35,015	15,873
Cash Provided/(Used In) Operations	**(16,485,528)**	**(16,199,559)**	**(17,422,871)**	**(14,838,271)**
Cash Flows from Financing Activities				
Deposits	955,119	999,478	1,822,475	1,536,304
Deposits received under security repurchase agreements	18,047,059	12,051,845	18,355,602	12,249,321
Funds from acceptance and issue securities	(1,717)	(17,217)	(204,903)	(377,037)
Borrowings and onlendings	455,266	609,235	451,870	(1,144,791)
Derivative financial instruments	(1,540,924)	876,909	(1,541,933)	875,426
Dividends and bonuses proposed	(242,446)	-	(242,446)	-
Resources repatriated	(7,960)	-	(7,960)	-
Interest on own capital proposed	(321,070)	-	(321,070)	-
Total Admission of Funds	**17,343,327**	**14,520,250**	**18,311,635**	**13,139,223**

Cash Flow Statement (Cont.)

	BB-Domestic and Foreign Branches		BB-Consolidated	
	1st quarter/2007	1st quarter/2006	1st quarter/2007	1st quarter/2006
Cash Flows from Investing Activities				
Dividends receivable from subsidiary/associated companies	-	645	110,048	153,319
Interest on own capital receivable	-	-	2,297	5,680
Disposal of non-operating assets not for own use	14,409	-	14,438	62
Disposal of property and equipment in use	678	23,067	678	23,067
Disposal of leased assets	-	-	20,821	14,605
Adjustments to market value of subsidiaries	(10,236)	-	-	-
Applications in assets not for own use	(7,452)	-	(7,483)	(292)
Applications in fixed assets for use	(54,681)	(51,914)	(54,685)	(51,914)
Applications in leased assets	(9,678)	(7,487)	(180,452)	(155,681)
Applications in investments	-	-	(2,974)	-
Expenditures in deferred charges	(29,662)	(61,696)	(29,651)	(61,665)
Total Funds Obtained/Invested	**(96,622)**	**(97,385)**	**(126,783)**	**(72,819)**
Net Cash Variation	**761,177**	**(1,776,694)**	**761,981**	**(1,771,867)**
At the beginning of the period	4,742,521	5,827,939	4,748,810	5,827,663
At the end of the period	5,503,698	4,051,245	5,510,791	4,055,796
Increase in cash and cash equivalents	**761,177**	**(1,776,694)**	**761,981**	**(1,771,867)**

Banco do Brasil S.A.

Independent Auditors' Report Financial Statements Year ended December 31, 2006 and 2005

(A free translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Independent auditors' report

To
The Board of Directors and Shareholders
Banco do Brasil S.A.
Brasília - DF

1. We have examined the balance sheet of Banco do Brasil S.A. (Individual) and the consolidated balance sheet of Banco do Brasil S.A. and its subsidiaries (Consolidated) (also referred to herein, collectively, as the "Bank") as of December 31, 2006 and the related statements of income, changes in shareholders' equity and changes in financial position for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements. The financial statements of certain foreign branches, where assets, shareholders' equity and net income totaled, as of December 31, 2006, R$ 11,827 million, R$ 750 million and R$ 18 million, respectively, were reviewed by other independent auditors. Our opinion, insofar as it relates to the balances of these foreign branches, is based solely on the reports of other independent auditors.

2. Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Bank; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by management of the Bank and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, based on our audit, and the reports prepared by other independent auditors as mentioned in the first paragraph, the aforementioned financial statements present fairly, in all material respects, the financial position of Banco do Brasil S.A. (Individual) and Banco do Brasil S.A. and its subsidiaries (Consolidated) as of December 31, 2006, and the results of their operations, changes in shareholders' equity and changes in financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

4. Our examination was conducted with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flows and statements of added value of Banco do Brasil S.A. (Individual) and Banco do Brasil S.A. and its subsidiaries (Consolidated) as of December 31, 2006, are not required by accounting practices adopted in Brazil, and are being presented as supplementary information to the financial statements. This supplementary information was subject to the same audit procedures as those applied to the financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the financial statements taken as a whole.

5. As described in Note 25(f), for the purpose of resolving the litigation between the parties, with the consent of Caixa de Previdência dos Funcionários do Banco do Brasil – "Previ", an agreement was signed on May 2, 2006, with the Bank's employee unions in Brasília, São Paulo and Rio de Janeiro, which established that the *Fundo Paridade* (Parity Fund should be used to improve plan benefits and to amortize the pension obligation or to reduce/offset future contributions of the Bank. The accounting effects of the aforementioned agreement, also mentioned in Note 25(f), were fully recognized during the year ended December 31, 2006.

6. As described in Note 19(a), as of December 31, 2006, the Bank recorded assets in the amount of R$ 8,595 million (R$ 6,675 million in 2005) related to income tax and social contribution tax credits, the realization and maintenance of which are contingent upon the future generation of taxable income and compliance with the regulations defined in Resolutions 3059/02 and 3355/06, issued by the Brazilian Monetary Council.

7. As mentioned in Note 18(d), the Bank has filed a claim to fully offset its accumulated tax losses arising from income tax and negative social contribution tax bases. Management of the Bank, based on the opinion of its legal counsel, understands that the abovementioned claim will be upheld by the Courts and has made judicial deposits in amounts that exceed the annual limits established by the tax legislation. In the event of an unfavorable decision, the corresponding judicial deposits, which total R$5,576 million (representing 70% of the amount offset), as of December 31, 2006, will be recognized as expense. The tax credit that may be recorded would be contingent upon an analysis of the prospects of realization and compliance with the regulations defined in Resolutions 3059/02 and 3355/06 of the Brazilian Monetary Council. Studies by Management of the Bank indicate that the criteria outlined in the rules and regulations for the recording of the aforementioned tax credit have been met.

8. The financial statements and the supplementary information, consisting of the statement of cash flows and statement of added value, for the year ended December 31, 2005 and presented for comparative purposes, were examined by other independent auditors, and their unqualified auditors'report, dated February 16, 2006, included emphasis of a matter paragraphs highlighting the same subjects as discussed in paragraphs 6 and 7 above, and an emphasis of a matter paragraph describing the existence of litigation related to the Parity Fund, as described in paragraph 5, which was resolved based on the agreement signed between the parties.

February 15, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6-F-DF

The original version in Portuguese was signed by

Francesco Luigi Celso
Accountant CRC 1SP175348/O-5-S-DF

José Claudio Costa
Accountant CRC 1SP167720/O-1-S-DF

BANCO DO BRASIL S.A. FINANCIAL STATEMENTS

Balance Sheet

	Year ended at December 31, 2006			
	BB - Domestic and Foreign branches		BB-Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
	(in thousands of *reais*)			
Assets				
Current Assets	**159,230,326**	**138,847,145**	**154,981,531**	**130,968,282**
Available Funds	**4,742,522**	**5,827,939**	**4,748,811**	**5,827,663**
Short-term interbank investments (Note 4)	**33,294,351**	**33,432,480**	**28,845,407**	**25,662,352**
Money market	17,489,570	8,097,193	17,489,570	8,049,830
Interbank deposits	15,804,781	25,335,287	11,355,837	17,612,522
Securities and derivative financial instruments Instruments (Note 5)	**20,146,771**	**16,522,147**	**20,674,574**	**16,872,041**
Own portfolio	9,430,477	13,834,797	9,958,448	14,184,224
Subject to repurchase agreements	6,238,066	2,329,486	6,238,066	2,330,569
Deposits with the Brazilian Central Bank	3,394,368	97,762	3,394,368	97,762
Pledged in guarantee	141,372	107,488	141,372	107,488
Securities subject to repurchase agreements (within free movement)	500,283	—	500,283	—
Derivative financial instruments	442,205	152,614	442,037	151,998
Interbank accounts	**28,157,709**	**24,385,310**	**28,180,120**	**24,403,915**
Payments and receipts pending settlement	1,089,246	881,930	1,089,336	881,979
Restricted deposits				
Brazilian Central Bank deposits	26,954,528	23,413,855	26,966,945	23,418,515
National Treasury - rural credits receivable	9,902	10,335	9,902	10,335
National Housing Financing System (SFH)	1,393	1,578	1,393	1,578
Interbank onlendings	46	339	46	339
Correspondent banks	102,594	77,273	112,498	91,169
Interdepartmental accounts	**135,996**	**121,311**	**135,996**	**121,311**
Internal transfers of funds	135,996	121,311	135,996	121,311
Loan operations (Note 6)	**55,759,834**	**44,055,096**	**55,892,343**	**43,988,547**
Loan operations				
Public sector	766,270	867,751	770,913	870,095
Private sector	59,186,019	46,521,730	59,362,090	46,635,265
(Allowance for loan losses)	(4,192,455)	(3,334,385)	(4,240,660)	(3,516,813)
Lease operations (Note 6)	**2,092**	**8,157**	**(5,633**	**11,592**
Lease and sublease receivables				
Public sector	59,954	48,539	59,954	48,539
Private sector	2,584	5,124	414,532	306,718
(Unearned income from lease operation)	(59,328)	(45,257)	(460,002)	(327,955)
(Allowance for lease losses)	(1,118)	(249)	(20,117)	(15,710)
Other receivables	**16,056,022**	**13,989,213**	**15,559,252**	**13,572,299**

	Year ended at December 31, 2006			
	BB - Domestic and Foreign branches		BB-Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
	(in thousands of *reais*)			
Receivables on guarantees honored	14,045	125,611	14,045	125,611
Foreign exchange portfolio (**Note 7a**)	9,455,929	9,155,727	9,455,929	9,155,727
Income receivable	724,374	613,202	252,830	199,534
Negotiation and intermediation of securities	6,437	3,427	114,143	46,298
Special operations	575	575	575	575
Sundry (**Note 7c**)	7,867,750	6,790,861	7,741,009	6,745,832
(Provision for other losses) (**Note 6e & 6f**)	(2,013,088)	(2,700,190)	(2,019,279)	(2,701,278)
Other assets	**935,029**	**505,492**	**950,661**	**508,562**
Investments	3	4	3	4
Other assets (**Note 8**)	275,090	312,214	293,773	319,113
(Provision for losses)	(156,842)	(178,232)	(162,423)	(184,866)
Prepaid expenses	816,778	371,506	819,308	374,311
Long-Term Receivables	**137,438,033**	**114,614,314**	**135,580,763**	**116,428,345**
Short-term interbank investments (Note 4)	**4,489,797**	**3,133,942**	**242,293**	**3,333,571**
Money market	82,806	—	—	—
Interbank deposits	4,406,991	3,133,942	242,293	3,333,571
Securities and derivative financial instruments				
Instruments (Note 5)	**51,370,461**	**48,792,679**	**52,433,256**	**49,598,075**
Own portfolio	23,316,452	22,778,619	24,257,249	23,481,030
Subject to repurchase agreements	26,268,141	22,396,530	26,374,327	22,499,515
Deposits with the Brazilian Central Bank	462,946	3,160,437	478,758	3,160,437
Pledged in guarantee	1,200,976	322,491	1,200,976	322,491
Derivative financial instruments	121,946	134,602	121,946	134,602
Loan operations (Note 6)	**56,808,960**	**41,300,377**	**57,965,326**	**41,953,084**
Loan operations				
Public sector	3,585,251	2,834,145	3,612,713	2,859,534
Private sector	57,238,288	41,288,247	58,478,390	41,915,843
(Allowance for loan losses)	(4,014,579)	(2,822,015)	(4,125,777)	(2,822,293)
Lease operations (Note 6)	**1,578**	**8,491**	**16,809**	**7,918**
Lease and sublease receivables				
Public sector	45,228	50,520	45,228	50,520
Private sector	1,967	5,295	498,617	346,324
(Unearned income from lease operation)	(44,773)	(47,065)	(519,028)	(380,224)
(Allowance for lease losses)	(844)	(259)	(8,008)	(8,702)
Other receivables	**24,767,237**	**21,378,825**	**24,923,079**	**21,535,697**
Receivables on guarantees honored	37,270	34,058	37,270	34,058
Income receivable	32,629	32,611	26,757	37,633
Specific credits (**Note 7b**)	681,493	610,151	681,493	610,151
Sundry (**Note 7c**)	25,702,602	20,898,562	25,870,825	21,060,560
(Provision for other losses) (**Note 6e & 6f**)	(1,686,757)	(196,557)	(1,693,266)	(206,705)

	Year ended at December 31, 2006			
	BB - Domestic and Foreign branches		BB-Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
	(in thousands of *reais*)			
Permanent Assets	6,559,416	7,456,572	5,794,125	5,580,361
Investments	**3,008,034**	**3,653,358**	**1,109,473**	**1,045,217**
Investments in subsidiary and associated companies (Note 20)				
Domestic	2,162,985	2,038,758	1,056,936	998,558
Foreign	806,715	1,575,660	—	—
Other investments	91,790	193,552	129,220	230,967
(Provision for losses)	(53,456)	(154,612)	(76,683)	(184,308)
Property and equipment (Note 09)	**2,861,380**	**3,118,277**	**2,862,307**	**3,119,294**
Land and buildings in use	2,286,287	2,235,201	2,286,287	2,235,201
Other property and equipment in use	4,246,276	4,319,103	4,252,718	4,326,034
(Accumulated depreciation)	(3,671,183)	(3,436,027)	(3,676,698)	(3,441,941)
Leased assets (Note 09)	**102,227**	**88,648**	**1,228,102**	**812,106**
Leased assets	145,117	98,799	1,540,747	992,072
(Accumulated depreciation)	(42,890)	(10,151)	(312,645)	(179,966)
Deferred charges	**587,775**	**596,289**	**594,243**	**603,744**
Organization and expansion costs	1,282,624	1,129,238	1,301,787	1,149,209
(Accumulated amortization)	(694,849)	(532,949)	(707,544)	(545,465)
Total	**303,227,775**	**260,918,031**	**296,356,419**	**252,976,988**
Liabilities / Stockholders' Equity				
Current Liabilities	**227,942,576**	**194,860,462**	**223,615,575**	**185,189,027**
Deposits (Note 10)	**139,930,848**	**123,873,552**	**137,374,314**	**116,537,589**
Demand deposits	40,012,310	35,725,505	40,058,819	35,802,362
Savings deposits	36,714,427	32,844,214	36,714,427	32,844,214
Interbank deposits	7,139,724	9,809,483	4,458,497	2,113,751
Time deposits	55,775,215	45,360,026	55,853,399	45,642,938
Sundry	289,172	134,324	289,172	134,324
Deposits received under security repurchase agreements	43,544,331	26,169,114	42,934,230	25,495,081
Own portfolio	28,389,939	20,248,664	28,378,344	19,574,631
Third-party portfolio	14,709,173	5,920,450	14,110,667	5,920,450
Within free moument portfolio	445,219	—	445,219	—
Funds from acceptance and issue of securities	**604,937**	**470,052**	**1,147,566**	**439,898**
Foreign securities	604,937	470,052	1,147,566	439,898
Interbank accounts	**1,165,565**	**980,143**	**1,165,628**	**980,153**
Receipts and payments pending settlement	1,162,685	979,330	1,162,748	979,340
Correspondent banks	2,880	813	2,880	813
Interdepartmental accounts	**2,397,223**	**1,972,847**	**2,397,223**	**1,972,847**
Third-party funds in transit	2,280,733	1,883,420	2,280,733	1,883,420
Internal transfers of funds	116,490	89,427	116,490	89,427
Borrowings (Note 11)	**2,584,840**	**3,518,262**	**1,673,255**	**2,239,665**

	Year ended at December 31, 2006			
	BB - Domestic and Foreign branches		BB-Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
	(in thousands of *reais*)			
Foreign borrowings	2,584,840	3,518,262	1,673,255	2,239,665
Local onlendings - official institutions (Note 12)	**9,636,104**	**9,053,227**	**9,642,098**	**9,058,310**
National Treasury	2,988,798	4,156,519	2,988,798	4,156,519
National Bank for Economic and Social Development (BNDES)	2,608,280	1,637,854	2,608,280	1,637,854
National Industrial Financing Authority (FINAME)	3,354,895	2,703,454	3,360,733	2,708,400
Other institutions	684,131	555,400	684,287	555,537
Foreign onlendings	**1,144,733**	**156,751**	**95**	**95**
Foreign onlendings	1,144,733	156,751	95	95
Derivative financial instruments (Note 5b)	**3,350,395**	**417,139**	**3,350,708**	**417,183**
Derivative financial instruments	3,350,395	417,139	3,350,708	417,183
Other liabilities	**23,583,600**	**28,249,375**	**23,930,458**	**28,048,206**
Collection and payment of taxes and social contributions	180,554	343,607	180,928	343,957
Foreign exchange portfolio (**Note 14a**)	10,012,622	17,499,609	10,012,622	17,499,609
Social and statutory	1,163,199	1,168,274	1,164,670	1,169,440
Taxes and social security contributions	2,248,106	1,315,562	2,584,941	1,545,068
Negotiation and intermediation of securities	588,220	689,750	137,278	57,796
Financial and development funds (**Note 14b**)	93,435	118,665	93,435	118,665
Subordinated debt (**Note 14e**)	15,302	—	15,302	—
Hybrid capital and debt instruments	16,519	—	16,519	—
Sundry (**Note 14d**)	9,265,643	7,113,908	9,724,763	7,313,671
Long-Term Liabilities	**54,398,425**	**49,083,243**	**51,854,070**	**50,813,635**
Deposits (Note 10)	**21,542,849**	**18,333,298**	**21,466,644**	**21,120,670**
Interbank deposits	495,824	481,522	419,619	3,268,894
Time deposits	21,047,025	17,851,776	21,047,025	17,851,776
Deposits received under security repurchase agreements	**6,349,162**	**5,013,178**	**6,349,162**	**5,013,178**
Own portfolio	3,537,793	3,547,596	3,537,793	3,547,596
Third-party portfolio	2,756,342	1,465,582	2,756,342	1,465,582
Within free moument portfolio	55,027	—	55,027	—
Funds from acceptance and issue of securities	**—**	**150,024**	**1,156,492**	**2,725,753**
Foreign securities	—	150,024	1,156,492	2,725,753
Borrowings (Note 11)	**2,685,536**	**4,257,516**	**2,064,065**	**2,618,184**
Foreign borrowings	2,685,536	4,257,516	2,064,065	2,618,184
Local onlendings - official institutions (Note 12)	**4,683,926**	**4,307,061**	**4,692,545**	**4,312,108**
National Bank for Economic and Social Development (BNDES)	2,049,362	2,270,503	2,049,362	2,270,503
National Industrial Financing Authority (FINAME)	2,634,564	2,036,558	2,643,183	2,041,605

	Year ended at December 31, 2006			
	BB - Domestic and Foreign branches		BB-Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
	(in thousands of *reais*)			
Foreign onlendings	**2,200,240**	**430,800**	**381**	**381**
Foreign onlendings	2,200,240	430,800	381	381
Derivative financial instruments	160,663	153,638	160,697	153,638
Derivative financial instruments (Note 5b)	**160,663**	**153,638**	**160,697**	**153,638**
Other liabilities	**16,776,049**	**16,437,728**	**15,964,084**	**14,869,723**
Taxes and social security contributions	—	—	87,082	54,240
Negotiation and intermediation of securities	1,156,491	1,890,792	2,742	—
Financial and development funds (Note 14b)	1,808,954	1,813,656	1,808,954	1,813,656
Special operations	2,367	2,388	2,367	2,388
Subordinated debt (Note 14e)	8,979,309	7,840,318	8,979,309	7,840,318
Hybrid capital and debt instruments	1,068,600	—	1,068,600	—
Sundry (Note 14d)	3,760,328	4,890,574	4,015,030	5,159,121
Deferred Income	**128,616**	**124,562**	**128,616**	**124,562**
Deferred income	128,616	124,562	128,616	124,562
Stockholders' Equity (Note 17)	**20,758,158**	**16,849,764**	**20,758,158**	**16,849,764**
Capital	**11,912,895**	**10,797,337**	**11,912,895**	**10,797,337**
Local residents	11,867,048	10,751,490	11,867,048	10,751,490
Foreign residents	45,847	45,847	45,847	45,847
Capital reserves	**355,638**	**4,778**	**355,638**	**4,778**
Revaluation reserves	**6,597**	**23,351**	**6,597**	**23,351**
Revenue reserves	**8,100,790**	**6,020,150**	**8,100,790**	**6,020,150**
Adjust. to market value - secur. and deriv. financial instr. (Note 17i)	**382,238**	**129,927**	**382,238**	**129,927**
(Treasury stock)	**—**	**(125,779)**	**—**	**(125,779)**
Total	**303,227,775**	**260,918,031**	**296,356,419**	**252,976,988**

The accompanying notes are an integral part of these financial statements.

Banco do Brasil S.A Financial Statements

Statement of Income

	Year ended at December 31, 2006					
	BB-Domestic and Foreign Branches			BB-Consolidado		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
	(in thousands of *reais*)					
Income from Financial Intermediation	**18,337,585**	**36,627,161**	**32,870,047**	**18,625,084**	**37,147,379**	**33,315,960**
Loans	11,013,566	21,344,217	18,977,322	11,177,222	21,613,245	19,199,702
Leases	28,403	51,548	28,557	292,974	533,763	382,655
Securities	6,817,733	13,714,291	12,501,274	6,678,473	13,484,263	12,419,029
Derivative financial instruments	(315,172)	(631,731)	(326,019)	(316,639)	(634,688)	(384,976)
Foreign exchange, net	—	537,267	—	—	539,228	10,637
Compulsory deposits	793,055	1,611,569	1,688,913	793,054	1,611,568	1,688,913
Expenses from Financial Intermediation	**(12,615,524)**	**(25,996,441**	**(22,280,591)**	**(12,805,654)**	**(26,339,069)**	**(22,506,699)**
Deposits and funds obtained in the money market	(8,652,401)	(17,014,763	(15,271,664)	(8,639,031)	(16,988,740)	(15,246,252)
Borrowings and onlendings	(815,700)	(1,848,894	(1,601,766)	(815,948)	(1,849,559)	(1,602,403)
Leases	(18,016)	(33,146	(13,656)	(198,055)	(360,803)	(251,413)
Foreign exchange, net	(69,401)	—	(24,343)	(68,903)	—	—
Allowance for loan losses (Note 6e & 6f)	(3,060,006)	(7,099,638)	(5,369,162)	(3,083,717)	(7,139,967)	(5,406,631)
Gross Financial Intermediation Income	**5,722,061**	**10,630,720**	**10,589,456**	**5,819,430**	**10,808,310**	**10,809,261**
Other Operating Income/Expenses	**(2,721,431)**	**(4,659,716)**	**(3,776,414)**	**(2,691,476)**	**(4,611,895)**	**(3,778,849)**
Service revenues	4,174,201	8,177,038	7,045,699	4,539,030	8,887,274	7,648,070
Personnel expenses (Note 16b)	(3,955,767)	(7,793,312)	(7,395,465)	(3,994,385)	(7,870,755)	(7,473,179)
Other administrative expenses (Note 16c)	(3,026,051)	(5.800,678)	(5,580,719)	(3,061,910)	(5,873,116)	(5,670,208)
Tax Expenses	(896,051)	(1.749,275)	(1,623,889)	(934,437)	(1,825,290)	(1,720,747)
Equity in the (earnings/loss of subsidiary and associated companies (Note 20)	548,421	819,971	411,279	263,974	287,981	(66,723)
Other operating income (Note 16d)	1,925,736	5,092,039	7,615,797	1,960,429	5,137,813	7,623,475
Other operating expenses (Note 16e)	(1,491,920)	(3,405,499)	(4,249,116)	(1,464,177)	(3,355,802)	(4,119,537)
Operating Income	**3,000,630**	**5,971,004**	**6,813,042**	**3,127,954**	**6,196,415**	**7,030,412**
Non-Operating Income (Note 16f)	**65,276**	**114,166**	**208,354**	**69,120**	**120,041**	**210,151**
Non-operating income	105,470	206,540	309,770	110,178	214,435	316,944
Non-operating expenses	(40,194)	(92,374)	(101,416)	(41,058	(94,394)	(106,793)
Profit Before Taxation and Profit Sharing	**3,065,906**	**6,085,170**	**7,021,396**	**3,197,074**	**6,316,456**	**7,240,563**
Income Tax and Social Contribution on Net Income	**(632,333)**	**731,705**	**(2,336,802)**	**(761,132**	**504,148**	**(2,553,555)**

	Year ended at December 31, 2006					
	BB-Domestic and Foreign Branches			BB-Consolidado		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
	(in thousands of *reais*)					
Income tax	(678,027)	(1,777,491)	(1,814,129)	(782,112	(1,970,825)	(1,973,757)
Social contribution on net income	(248,671)	(659,111)	(660,179	(284,112	(724,979)	(716,020)
Deferred tax credits	294,365	3,168,307	137,506	305,092	3,199,952	136,222
Profit Sharing	**(277,985)**	**(773,098)**	**(530,992)**	**(280,354**	**(776,827)**	**(533,406)**
Net Income	**2,155,588**	**6,043,777**	**4,153,602**	**2,155,588**	**6,043,777**	**4,153,602**
Number of shares	825,316,423	825,316,423	810,617,415	825,316,423	825,316,423	810,617,415
(Treasury Stock)	—	—	(11,257,677	—	—	(11,257,677)
Total shares used in calculation of net income per share	825,316,423	825,316,423	799,359,738	825,316,423	825,316,423	799,359,738
Net income per share	2.61	7.32	5.20	2.61	7.32	5.20

The accompanying notes are an integral part of these financial statements.

Financial Statements - (in thousands of Reais) | Year ended at December 31, 2006

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

EVENTS		Capital	Capital reserves			Reavalution reserves in subsidiary and associated companies	Revenue reserves			Adjustment to Market Value - Marketable Securities and Derivatives		Retained earnings	Treasury stock	Total
			Donations and fiscal incentives	Profit from the sale of treasury stock	Share premium account		Legal	Statutory	Expansion Reserves	Multiple Bank	Subsidiary and associated companies			
Balances at 12.31.2004		9.864.153	35	140	4.594	25.717	585.997	347.291	3.360.963	46.796	(4.211)	--	(125.779)	14.105.696
Capital increase (Note 17c).		933.184	--	--	--	--	--	--	(933.184)	--	--	--	--	--
Adjustment to market value - securities and derivative financial instruments	(Note 17i)	--	--	--	--	--	--	--	--	(15.432)	97.929	--	--	82.497
Tax effect on adjustments - securities and derivative financial instruments	(Note 17i)	--	--	--	--	--	--	--	--	5.483	(638)	--	--	4.845
Prescribed dividends		--	--	--	--	--	--	--	--	--	--	1.173	--	1.173
Other events:														
Revaluations in subsidiary and associated companies		--	--	--	--	13	--	--	--	--	--	--	--	13
Realization of revaluation reserve in subsidiary and associated companies	(Note 17e)	--	--	--	--	(2.379)	--	--	--	--	--	2.379	--	--
Donations		--	9	--	--	--	--	--	--	--	--	--	--	9
Net income for the year		--	--	--	--	--	--	--	--	--	--	4.153.602	--	4.153.602
Appropriations														
Reserves		--	--	--	--	--	207.680	124.608	2.326.795	--	--	(2.659.083)	--	--
Dividends	(Note 17g)	--	--	--	--	--	--	--	--	--	--	(130.085)	--	(130.085)
Interest on own capital	(Note 17g)	--	--	--	--	--	--	--	--	--	--	(1.367.986)	--	(1.367.986)
Balances at 12.31.2005		10.797.337	44	140	4.594	23.351	793.677	471.899	4.754.574	36.847	93.080	--	(125.779)	16.849.764
Changes in the year		933.184	9	--	--	(2.366)	207.680	124.608	1.393.611	(9.949)	97.291	--	--	2.744.068

Financial Statements - (in thousands of Reais) | Year ended at December 31, 2006

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

EVENTS		Capital	Capital reserves			Reavalution reserves in subsidiary and associated companies	Revenue reserves			Adjustment to Market Value - Marketable Securities and Derivatives		Retained earnings	Treasury stock	Total
			Donations and fiscal incentives	Profit from the sale of treasury stock	Share premium account		Legal	Statutory	Expansion Reserves	Multiple Bank	Subsidiary and associated companies			
Balances at 06.30.2006		11.912.834	--	355.638	--	23.264	988.087	588.545	5.210.866	20.533	78.707	--	--	19.178.474
Capital increase by the exercise of subscription bonuses	(Note 17c)	61	--	--	--	--	--	--	--	--	--	--	--	61
Adjustment to market value - securities and derivative financial instruments	(Note 17i)	--	--	--	--	--	--	--	--	180.134	182.043	--	--	362.177
Tax effect on adjustments - securities and derivative financial instruments	(Note 17i)	--	--	--	--	--	--	--	--	(66.785)	(12.394)	--	--	(79.179)
Dividends and bonuses - Reversal of residual value		--	--	--	--	--	--	--	--	--	--	4	--	4
Interest on own capital		--	--	--	--	--	--	--	--	--	--	732	--	732
Other events:														
Revaluations in subsidiary and associated companies		--	--	--	--	2.536	--	--	--	--	--	--	--	2.536
Realization of revaluation reserve in subsidiary and associated companies	(Note 17e)	--	--	--	--	(19.203)	--	--	--	--	--	19.203	--	--
Net income for the semester		--	--	--	--	--	--	--	--	--	--	2.155.588	--	2.155.588
Appropriations														
Reserves	(Note 17f)	--	--	--	--	--	107.779	1.205.513	--	--	--	(1.313.292)	--	--
Dividends	(Note 17g)	--	--	--	--	--	--	--	--	--	--	(180.858)	--	(180.858)
Interest on own capital	(Note 17g)	--	--	--	--	--	--	--	--	--	--	(681.377)	--	(681.377)

Financial Statements - (in thousands of Reais) Year ended at December 31, 2006

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

EVENTS		Capital	Capital reserves			Reavalution reserves in subsidiary and associated companies	Revenue reserves			Adjustment to Market Value - Marketable Securities and Derivatives		Retained earnings	Treasury stock	Total
			Donations and fiscal incentives	Profit from the sale of treasury stock	Share premium account		Legal	Statutory	Expansion Reserves	Multiple Bank	Subsidiary and associated companies			
Balances at 12.31.2006		11.912.895	--	355.638	--	6.597	1.095.866	1.794.058	5.210.866	133.882	248.356	--	--	20.758.158
Changes in the semester		61	--	--	--	(16.667)	107.779	1.205.513	--	113.349	169.649	--	--	1.579.684
Balances at 12.31.2005		10.797.337	44	140	4.594	23.351	793.677	471.899	4.754.574	36.847	93.080	--	(125.779)	16.849.764
Capital increase with reserves	(Note 17c)	811.176	(44)	(140)	(4.594)	--	--	--	(806.398)	--	--	--	--	0
Capital increase by the exercise of subscription bonuses	(Note 17c)	304.382	--	--	--	--	--	--	--	--	--	--	--	304.382
Disposal of treasury shares		--	--	355.638	--	--	--	--	--	--	--	--	125.779	481.417
Adjustment to market value - securities and derivative financial instruments	(Note 17i)	--	--	--	--	--	--	--	--	154.182	180.546	--	--	334.728
Tax effect on adjustments - securities and derivative financial instruments	(Note 17i)	--	--	--	--	--	--	--	--	(57.147)	(25.270)	--	--	(82.417)
Dividends		--	--	--	--	--	--	--	(760.000)	--	--	--	--	(760.000)
Dividends and bonuses - Reversal of residual value		--	--	--	--	--	--	--	--	--	--	4	--	4
Prescribed dividends		--	--	--	--	--	--	--	--	--	--	745	--	745
Interest on own capital		--	--	--	--	--	--	--	--	--	--	732	--	732
Other events:														
Revaluations in subsidiary and associated companies		--	--	--	--	2.536	--	--	--	--	--	--	--	2.536

Financial Statements - (in thousands of Reais) | Year ended at December 31, 2006

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

EVENTS		Capital	Capital reserves			Reavalution reserves in subsidiary and associated companies	Revenue reserves			Adjustment to Market Value - Marketable Securities and Derivatives		Retained earnings	Treasury stock	Total
			Donations and fiscal incentives	Profit from the sale of treasury stock	Share premium account		Legal	Statutory	Expansion Reserves	Multiple Bank	Subsidiary and associated companies			
Realization of revaluation reserve in subsidiary and associated companies	(Note 17e)	--	--	--	--	(19.290)	--	--	--	--	--	19.290	--	--
Net income for the year		--	--	--	--	--	--	--	--	--	--	6.043.777	--	6.043.777
Appropriations														
Reserves	(Note 17f)	--	--	--	--	--	302.189	1.322.159	2.022.690	--	--	(3.647.038)	--	--
Dividends	(Note 17g)	--	--	--	--	--	--	--	--	--	--	(1.043.096)	--	(1.043.096)
Interest on own capital	(Note 17g)	--	--	--	--	--	--	--	--	--	--	(1.374.414)	--	(1.374.414)
Balances at 12.31.2006		11.912.895	--	355.638	--	6.597	1.095.866	1.794.058	5.210.866	133.882	248.356	--	--	20.758.158
Changes in the year		1.115.558	(44)	355.498	(4.594)	(16.754)	302.189	1.322.159	456.292	97.035	155.276	--	125.779	3.908.394

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Financial Position

	Year ended at December 31, 2006					
	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
	(in thousands of *reais*)					
Financial Resources Were Provided By	27,021,283	50,652,118	49,224,385	27,683,068	51,054,233	46,395,065
Net Income	2,155,588	6,043,777	4,153,602	2,155,588	6,043,777	4,153,602
Adjustments to net income	(252,689)	(335,572)	(223,849)	185,530	337,069	268,203
Depreciation and amortization	357,579	697,295	641,666	358,254	698,634	645,286
Depreciation of leased assets	13,549	24,618	13,221	180,073	323,424	227,331
Equity in the earnings (loss) of subsidiary and associated companies	(548,421)	(819,971)	(411,279)	(263,974)	(287,981)	66,723
(Profit)/loss on the sale of assets	(33,362)	(56,423)	25	(33,472)	(56,546)	25
(Profit)/loss on the disposal of property and equipment in use	(27,104)	(50,561)	(83,120)	(27,104)	(50,561)	(83,120)
Excess depreciation	—	—	—	(38,835)	(69,317)	(38,865)
Changes in the currency exchange rate	(22,900)	(147,421)	(417,910)	(17,160)	(262,524)	(601,369)
(Gains)/losses from changes in percentage ownership of investment	—	—	—	—	—	
Capital gains	5,068	20,185	—	5,053	19,450	—
Provision/(reversal) for devaluation of other assets	(1,508)	(7,113)	—	(2,075)	(7,652)	(41)
Other adjustments	4,410	3,819	33,548	24,770	30,142	52,233
Changes in deferred income	887	4,054	(9,018)	887	4,054	(9,018)
Mark-to-Market – Securities and Derivative Financial Instruments	282,998	252,311	87,342	282,998	252,311	87,342
Shareholder funds:						
Capital increase	61	1,116	—	61	1,116	—
Capital transfer - branches and subsidiaries abroad	769,160	769,160	—	—	—	—
Donations and investment subsidies	—	—	—	—	—	14
Capital realization - Subsidiary/associated companies.	—	—	—	—	—	2,970
Third party funds:						
Increase in liabilities	23,003,029	42,739,888	36,831,313	23,451,628	43,508,267	34,196,357
Deposits	18,973,171	19,266,847	24,683,590	18,901,471	21,182,699	22,126,417
Deposits received under security repurchase agreements	—	18,711,200	—	—	18,775,132	—
Funds from acceptance and issue securities	7,542	—	—	—	—	2,389,880
Interbank and interdepartmental accounts	145,998	609,798	1,222,441	138,059	609,852	1,222,445
Borrowings and onlendings	1,522,327	1,211,762	—	1,710,250	—	—
Derivative financial instruments	2,353,991	2,940,281	47,894	2,355,798	2,940,584	47,641
Other liabilities	—	—	10,877,388	346,050	—	8,409,974

	Year ended at December 31, 2006					
	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
	(in thousands of *reais*)					
Decrease in current assets and long-term receivables	**400,790**	**—**	**6,940,351**	**1,053,124**	**8,334**	**7,016,078**
Short-term interbank investments	—	—	—	670,659	—	—
Securities and derivative financial instruments	—	—	6,935,866	—	—	7,015,244
Lease operations	3,300	—	4,485	2,471	8,334	834
Other receivables	397,490	—	—	379,994	—	—
Disposal of assets and investments	**87,874**	**146,986**	**237,130**	**280,084**	**368,495**	**294,111**
Non-operating assets	22,682	51,532	50,627	22,728	52,008	51,288
Property and equipment in use	65,192	95,454	186,267	65,009	95,271	186,267
Leased assets	—	—	—	27,676	56,294	55,729
Investments	—	—	236	164,671	164,922	827
Revaluation reserve recognized by the equity method of accounting	**2,536**	**2,536**	**(2,286)**	**2,536**	**2,536**	**(2,286)**
Dividends received from subsidiary/associated companies	**571,049**	**1,027,862**	**1,204,138**	**252,529**	**499,731**	**356,050**
Interest on own capital receivable	**—**	**—**	**5,662**	**18,103**	**28,543**	**34,626**
Financial Resources Were Used For	**27,293,201**	**51,737,535**	**58,872,969**	**28,002,134**	**52,133,085**	**56,061,224**
Capital increase of subsidiaries	**—**	**—**	**—**	**—**	**25,765**	**—**
Dividends and Bonuses Proposed	**180,858**	**1,043,096**	**130,085**	**180,858**	**1,043,096**	**130,085**
Interest on own capital receivable	**681,377**	**1,374,414**	**1,367,986**	**681,377**	**1,374,414**	**1,367,986**
Resources repatriated	**19,998**	**19,998**	**—**	**19,998**	**19,998**	**—**
Reversals in Assets and Investments	**333,662**	**481,405**	**850,771**	**786,276**	**1,216,535**	**1,273,807**
Non-operating assets	12,583	35,244	39,371	12,610	35,612	39,922
Property and equipment in use	236,704	336,402	696,026	236,704	336,402	696,025
Leased assets	13,025	38,409	65,625	372,795	741,158	508,008
Adj. to market value of subsidiaries	71,350	71,350	49,749	—	(61,374)	28,475
Investments	—	—	—	164,167	164,737	1,377
Deferred charges	**100,512**	**182,528**	**195,166**	**100,509**	**182,496**	**199,018**
Increase in current assets and long-term receivables	**23,414,215**	**44,293,502**	**32,585,546**	**23,721,754**	**44,229,498**	**30,121,766**
Short-term interbank investments	356,109	1,217,726	14,752,576	—	91,777	12,542,565
Securities and derivative financial instruments	2,119,329	6,202,406	—	2,430,660	6,637,714	—
Interbank and interdepartmental accounts	2,082,424	3,787,084	2,261,663	2,086,418	3,790,890	2,271,888
Loan operations	18,618,326	27,213,321	11,291,406	18,965,151	27,916,038	11,118,465
Lease operations	—	12,978	—	—	—	—
Other receivables	—	5,455,221	3,998,444	—	5,374,335	3,909,908
Other assets	238,027	404,766	281,457	239,525	418,744	278,940
Decrease in liabilities	**2,562,579**	**4,342,592**	**23,743,415**	**2,511,362**	**4,041,283**	**22,968,562**
Deposits received under security repurchase agreements	2,331,034	—	14,251,914	2,212,756	—	14,018,601
Funds from acceptance and issue securities	—	15,139	239,098	298,606	861,593	—
Borrowings and onlendings	—	—	9,252,403	—	156,303	8,949,961

	Year ended at December 31, 2006					
	BB-Domestic and Foreign Branches			**BB-Consolidated**		
	2nd sem/2006	**Year/2006**	**Year/2005**	**2nd sem/2006**	**Year/2006**	**Year/2005**
	(in thousands of *reais*)					
Other liabilities	231,545	4,327,453	—	—	3,023,387	—
Increase (decrease) in cash and cash equivalents	**(271,918)**	**(1,085,417)**	**(9,648,584)**	**(319,066)**	**(1,078,852)**	**(9,666,159)**
Change in cash and cash equivalents:						
At the beginning of the period	5,014,440	5,827,939	15,476,523	5,067,877	5,827,663	15,493,822
At the end of the period	4,742,522	4,742,522	5,827,939	4,748,811	4,748,811	5,827,663
Increase (decrease) in cash and cash equivalents	**(271,918)**	**(1,085,417)**	**(9,648,584)**	**(319,066)**	**(1,078,852)**	**(9,666,159)**

The accompanying notes are an integral part of these financial statements.

NOTES DO THE FINANCIAL STATEMENTS

NOTE 1 – The Bank and its Operations

Banco do Brasil S.A. (the "Bank") is a publicly listed company established under private law, with both public and private stockholders, and subject to the requirements of Brazilian corporate legislation. Its corporate purpose is to carry out all asset, liability and accessory banking operations, to provide banking services, to intermediate and originate financial transactions and to perform any other activity permitted of institutions that form part of the National Finance System. It is also the main financial agent of the Brazilian Federal Government and is therefore required to carry out the functions attributed to it by law, specifically those of Art. 19 of Law 4595/1964.

NOTE 2 – Presentation of the Financial Statements

2.a) The Financial Statements have been prepared in accordance with the requirements of Law 6404/1976 and observing the rules and instructions issued by the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM) and include the operations of Banco do Brasil S.A. in Brazil and its branches and subsidiaries abroad (BB-Domestic and Foreign Branches), and the consolidated position of the branches and financial subsidiaries in Brazil and abroad and the foreign special purpose entities (BB-Consolidated). The account balances of the "Foreign branches" and the "Foreign branches and subsidiaries" included in the financial statements of "BB - Domestic and Foreign Branches" and "BB - Consolidated", respectively, are as follows:

	Foreign branches		Foreign Branches and Subsidiaries	
	12.31.2006	**12.31.2005**	**12.31.2006**	**12.31.2005**
Current assets	27,604,966	37,379,176	27,686,969	37,765,382
Long-term receivables	12,550,633	9,944,093	12,468,336	10,269,615
Permanent assets	111,847	143,726	137,120	169,390
Total assets	40,267,446	47,466,995	40,292,425	48,204,387
Current liabilities	29,425,384	37,700,869	28,583,671	36,824,823
Long-term liabilities	7,338,294	7,194,646	7,398,271	7,232,424
Deferred income	6,580	6,154	6,580	6,154
Shareholder's equity	3,497,188	2,565,326	4,303,903	4,140,986
Total liabilities and stockholders' equity	40,267,446	47,466,995	40,292,425	48,204,387
Net income for the year	226,691	119,829	260,524	234,080

2.b) The consolidated financial statements (BB - Consolidated) comprise domestic companies and foreign branches and subsidiaries, as follows: Banco do Brasil - AG. Vienna (Austria), BB Leasing Company Ltd., Brasilian American Merchant Bank – BAMB, BB Securities Ltd. and the domestic subsidiaries: BB Administração de Ativos - Distribuidora de Titulos e Valores Mobiliários S.A., BB Banco de Investimento S.A., BB Leasing S.A. - Arrendamento Mercantil and BB Banco Popular do Brasil S.A.

In order to comply with CVM Instruction No. 408, of August 18, 2004, the following Foreign Special Purpose Entities (SPEs) have been included in the consolidation, as from December 2005: Dollar Diversified Payment Rights Finance Company and Nikkei Remittance Rights Finance Company.

The asset and liability and the income and expense accounts reflecting transactions between the foreign branches and subsidiaries and Banco do Brasil S.A. were eliminated in the consolidation. The translation into Brazilian Reais of the financial statements prepared in a foreign currency is carried out using current exchange rates, in conformity with CVM Decision 28/1986.

BB - Corretora de Seguros e Administradora de Bens S.A., BB - Administradora de Cartões de Crédito S.A., BB-Tur Viagens e Turismo Ltda., Cobra Tecnologia S.A., Ativos S.A. and BB - Administradora de Consórcios S.A. were not included in the consolidation, in accordance with article 23 of CVM Instruction 247/03.27.1996, as they do not materially affect the consolidated financial statements, and Brasil Aconselhamento Financeiro S.A was also not included because it is in the process of liquidation. The investments in these companies were

recorded using the equity method of accounting, and the information required by article 20 of CVM Instruction 247 of 03.27.1996 and CVM Deliberation 26 of 02.05.1986 is presented in Notes 20 and 21, respectively.

2.c) The Cash Flow Statement, prepared in accordance with Accounting Standards and Procedures - NPC 20, of 4.30.1999, issued by the Brazilian Institute of Accountants - IBRACON, and the Statement of Added Value, prepared in accordance with Resolution CFC n.º 1,010, of 1.21.2005, of the Federal Accounting Council, are being shown as supplementary information to the basic financial statements.

NOTE 3 – Significant Accounting practices

3.a) Income and expenses are recognized on the accrual basis.

3.b) Assets and liabilities with floating rates are recorded at their present values, on a pro rata basis, in accordance with variations in the contractual indices. Assets and liabilities with fixed rates are recorded at their future values, adjusted to reflect unearned income or prepaid expenses. Assets and liabilities denominated in or indexed to foreign currencies are adjusted in accordance with the exchange rates or official indices as of the balance sheet date and are presented at their realizable values. Transaction gains and losses are recorded in income for the period. For the subsidiaries located abroad, assets and liabilities are translated into Brazilian Reais at the closing exchange rate on the balance sheet date.

3.c) Interbank Investments
Interbank funds applied are recorded at the investment value or purchase price, plus income accrued up to the balance sheet date.

3.d) Securities
Securities purchased for the Bank's own portfolio are recorded at the amount paid, including brokerage charges and fees, and are classified based on the intention of management, in one of three different categories; as follows:

3.d.1) Trading securities: these are securities purchased in order to be actively and frequently traded. They are adjusted monthly to their market value, and increases and decreases in market value are recorded in income and expense accounts for the period;

3.d.2) Available-for-sale securities: these are securities which are not classified as either trading or held-to-maturity. They are adjusted monthly to their market value, and increases and decreases in market value are recorded, net of tax effects, in a separate stockholders' equity account;

3.d.3) Held–to-maturity securities: these are securities that the Bank both intends and has the financial capacity to hold to maturity. The financial capacity is supported by a cash flow projection that does not consider the possibility of selling these securities. They are not adjusted to their market value.

The mark-to-market methodology used for securities was established following consistent and verifiable criteria, which considers the average trading price on the day of calculation or, if not available, pricing models that estimate the probable net realizable value.

Income accrued on the securities, irrespective of the category in which they are classified, is accrued on a pro rata basis up to the date of maturity or final sale, using an exponential or straight-line method, based on the contractual remuneration and purchase price, and recorded directly in income for the period.

Losses from securities classified as available–for-sale and held-to-maturity, if judged to be other than temporary, are recorded as an expense for the period, and a new cost basis for the asset is established.

Upon their sale, the difference between the selling price and book value is recorded on the date of the transaction as either a gain or loss from securities.

3.e) Derivative financial instruments
Derivative financial instruments are recorded at market value in each monthly balance sheet and when the Bank publishes financial statements. Increases or decreases in market value are recorded in the income or expense accounts of the respective financial instruments.

The mark-to-market methodology used for derivative financial instruments was established following consistent and verifiable criteria, which considers the average trading price on the date of calculation or, if not available, pricing models that estimate the probable net realizable value, according to the characteristics of the derivative.

Derivative financial instruments used to offset, in whole or in part, risks arising from exposure to variations in the market values of financial assets or liabilities are considered hedging instruments and are classified and measured according to the nature of the hedge:

3.e.1) Market risk hedge - increases or decreases in value of the derivative financial instruments classified in this category, as well as of the item hedged, are recorded in income and expense accounts for the period;

3.e.2) Cash flow hedge - the effective portion of the increases or decreases in value of the derivative financial instruments classified in this category is recorded, net of tax effects, in a separate stockholders' equity account. The effective portion is that for which the variation of the item hedged, as relates to the corresponding risk, is offset by the variation in the derivative financial instrument used to execute the hedge, considering the accumulated gain or loss. Other variations in these instruments (i.e. the ineffective portion) are recorded directly in income or expense accounts for the period.

3.f) Loan and lease operations, advances on foreign exchange contracts, other receivables with characteristics of loans and the allowance for loan losses

Loan and lease operations, advances on foreign exchange contracts and other receivables with characteristics of loans are classified according to management's evaluation with respect to the risk level of the credit, taking into consideration the economic environment, past experience and specific risks in relation to the operation, the debtors and guarantors; and observing the parameters established by Bacen Resolution n.º 2,682/1999, which requires the periodic analysis of the portfolio and assignment of ratings in one of nine categories, ranging from AA (minimum risk) to H (maximum risk). Income from loans overdue for more than 60 days, regardless of their risk category, will only be recognized as income when effectively received (i.e. on the cash basis).

Operations classified in level H continue in this rating for up to 6 months, at which time they are written off against the existing provision and controlled, for five years, in memorandum accounts, no longer being recognized in the balance sheet.

Renegotiated operations are maintained, at a minimum, at the same level at which they were rated prior to the renegotiation. The renegotiation of loans that had already been written off against the provision, and that were being controlled in memorandum accounts, are classified as H, and any gains from the renegotiation are only recognized as income when effectively received.

The allowance for loan losses, considered sufficient by management, satisfies the minimum requirements established by the aforementioned Resolution, as demonstrated in Note 6.d.

3.g) Permanent assets

3.g.1) Equity investments, when material, are recorded using the equity method. The financial information of the foreign branches and subsidiaries is adapted to conform to the accounting practices adopted in Brazil and translated to Reais, with the impacts recorded in income for the period. Other permanent investments are stated at cost, price level-restated up to December 31, 1995, and are adjusted to market value through the formation of provision;

3.g.2) Property and equipment is stated at cost, less depreciation, calculated on the straight-line method at the following annual rates: buildings and leasehold improvements - 4%; vehicles, installations and equipment - 20%; others - 10%;

3.g.3) Costs are capitalized when there is an increase in the expected economic benefit to be provided by an asset. Organization and expansion costs recorded in Permanent Assets - Deferred Charges relate to: leasehold improvements in properties owned by third parties for the installation of facilities, amortized at rates based on the rental terms; and the cost of purchase and development of systems, amortized at an annual rate of 20%;

3.h) Vacations, paid leave and thirteenth salaries

Vacations, paid leave and thirteenth salaries are accrued for monthly, in accordance with the period of acquisition of the benefit.

3.i) Employee benefits

Short-term benefits for existing employees are recognized on the accrual basis as the services which result in these benefits are provided. Post-employment benefits, comprising supplementary retirement benefits, medical assistance and other benefits for which the Bank is responsible, were calculated at December 31, 2006 in accordance with the criteria established by CVM Deliberation 371 of 12.13.2000, considering a 6.3% annual interest rate, and are allocated monthly in accordance with the calculation, as demonstrated in Note 25.

3.j) Income and Social Contribution Taxes

Corporate income tax is calculated at the basic rate of 15% plus a surcharge of 10% on taxable income above a specific limit, and the Social Contribution on net income is calculated at the basic rate of 9% on taxable income (Note 18.a). Deferred taxes are recorded in accordance with the criteria mentioned in Note 19 and are supported by a technical study of future realization prepared by Bank management.

3.k) Contingent assets, liabilities and legal obligations
The recognition, measurement and disclosure of contingent assets, contingent liabilities and legal obligations is performed in accordance with the criteria defined in CVM Deliberation n.º 489/2005, which legalized the adoption of Statement NPC 22 of the Brazilian Institute of Accountants - IBRACON.

3.k.1) Contingent assets - Contingent assets are only recognized in the financial statements when there is existing evidence demonstrating that realization of the asset is a certainty;

3.k.2) Contingent liabilities - Contingent liabilities are recognized in the financial statements when, based on the opinion of legal counsel and Management, the risk of loss of a lawsuit or administrative proceeding is considered probable, with a likely outflow of financial resources being required to settle the obligations, and when the amounts involved can be measured with sufficient reliability;

3.k.3) Legal obligations - fiscal and social security - derived from tax obligations provided for in the applicable legislation, regardless of the probability of success of any lawsuits in progress, and which are recognized in full in the financial statements.

3.l) Prepaid expenses
Represent funds applied in prepayments, where the benefits or rendering of services is to occur in future periods.

3.m) Use of estimates and judgements
The preparation of financial statements in accordance with accounting practices adopted in Brazil requires Management to make judgments and assumptions, when applicable, in determining accounting estimates. Significant assets and liabilities subject to these judgments and assumptions include the residual value of property, plant and equipment, the allowance for loan losses deferred income tax assets, the provision for contingencies, valuation of derivative financial instruments, and the assets and liabilities relating to employee benefit plans. The actual amounts involved in these transactions will only be known upon their effective settlements.

NOTE 4 – Interbank Investments

	Current and long-term			
	BB - Domestic and Foreign branches		BB-Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Repurchase agreements	17,572,376	8,097,193	17,489,570	8,049,830
Sales pending settlement - own operations	2,577,194	1,456,851	2,577,194	1,456,851
Sales pending settlement - financed operations	14,995,182	6,640,342	14,912,376	6,592,979
Interbank deposits	19,168,861	25,474,093	11,582,910	20,887,345
Foreign currency deposits	1,042,911	2,995,136	15,220	58,748
Total	37,784,148	36,566,422	29,087,700	28,995,923

NOTE 5 – Securities and Derivative Financial Instruments

Securities are classified in one of three categories: trading, available-for-sale or held–to-maturity; and derivative financial instruments, in either derivates held for trading, or derivatives held for hedging purposes.

Trading securities are adjusted to market value, and the adjustments recorded as income or expense for the period, while market value adjustments on available-for-sale securities are recorded in a separate stockholders' equity account. Held-to-maturity securities are stated at cost plus accrued income for the period.

Derivative financial instruments held for trading purposes, contracted at the request of clients or for own account, are not intended to comply with the hedge accounting criteria and are recorded at market value, with changes in market value recorded as income or expense for the period. Derivatives held for hedging purposes are used to protect exposures to risk, or to modify the characteristics of financial assets and liabilities. They are directly associated with the hedged item and are also adjusted to market value, with changes in market value recorded as income or expense for the period; as they have been classified as "market risk" hedges.

The criteria used for the calculation of market values of marketable securities and derivative financial instruments is as follows:

- the average of the representative trading price on the day of the calculation and the daily adjustments of futures market transactions reported by ANDIMA, BM&F, BOVESPA and the Brazilian Central Bank; or

- the net probable realizable value obtained through extrapolating interest rates, foreign exchange rates, price and currency indices, consistent with prices observed during the year.

5.a)Securities

The cost (plus accrued income) and market value of securities at December 31, 2006 is as follows:

BB - Domestic and foreign branches

	12.31.2006 Market Value					Total			12.31.2005 Total		
	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
1 - Trading securities	–	37,838	1,454,330	1,857,169	3,793,873	7,097,829	7,143,010	–	3,001,397	3,013,954	–
Domestic	–	37,838	1,454,330	1,857,169	3,793,873	7,097,829	7,143,010	–	3,001,397	3,013,954	–
Financial Treasury Bills	–	–	537,750	232,975	2,325,688	3,095,659	3,096,413	–	51,192	51,224	–
Federal Treasury Bills	–	37,838	916,580	1,624,194	1,176,948	3,714,134	3,755,560	–	2,798,121	2,809,783	–
Federal Treasury Notes	–	–	–	–	291,037	287,336	291,037	–	151,659	152,532	–
Shares in listed companies	–	–	–	–	–	–	–	–	425	415	–
2 - Available-for-sale securities	23,052	1,078,470	4,513,756	4,872,555	28,918,882	39,052,548	39,404,515	351,967	36,604,522	36,741,927	137,406
Domestic	14,877	914,188	4,466,155	4,854,248	27,546,094	37,582,451	37,795,562	213,111	34,761,616	34,820,544	58,929
Financial Treasury Bills	–	818,993	3,974,068	3,392,177	21,368,710	29,453,747	29,553,948	100,201	27,445,323	27,594,242	148,919
Federal Treasury Bills	–	–	7,261	817,607	1,307,066	2,104,240	2,132,154	27,913	–	–	–
Brazilian Central Bank Notes	–	–	–	–	–	–	–	–	182,297	181,047	(1,250)
Federal Treasury Notes	–	–	–	–	3,891,863	3,809,599	3,891,863	82,265	3,463,224	3,388,685	(74,538)
Federal Government securities – other	–	–	–	414,837	886,810	1,295,755	1,301,647	5,893	1,550,158	1,560,420	10,262
Debentures	–	–	1,461	–	86,347	89,001	87,808	(1,192)	31,366	30,557	(809)
Agricultural debt securities	–	–	82	145	4,974	6,644	5,201	(1,443)	16,905	14,200	(2,705)
Shares in investment funds	6,501	–	–	–	–	6,501	6,501	–	12,334	12,334	–
Shares in social development funds	588	–	–	–	–	1,545	588	(958)	1,545	549	(996)
Shares in listed companies	7,788	–	–	–	–	7,363	7,788	423	7,365	5,260	(2,105)
Rural Product Bills (Commodities)	–	95,195	483,263	229,282	324	808,056	808,064	9	2,051,099	2,033,250	(17,849)
Abroad	8,175	162,282	47,601	18,307	1,372,588	1,470,097	1,608,953	138,856	1,842,906	1,921,383	78,477
EUROBONDS	–	–	–	–	–	–	–	–	35,194	35,055	(139)
Brazilian foreign debt securities	–	162,282	3	18,307	1,372,012	1,414,832	1,552,604	137,772	1,569,345	1,647,518	78,173
Foreign debt securities - other countries	–	–	47,598	–	576	48 243	48,174	(69)	231,477	230,985	(492)
Shares in equity funds	8,174	–	–	–	–	7,022	8,174	1,152	6,890	7,824	934
Shares in listed companies	1	–	–	–	–	–	1	1	–	1	1
3 - Held-to-maturity securities	–	13,586	4,842,952	4,298,916	15,182,360	24,405,556	24,337,814	–	25,271,729	24,859,356	–
Domestic	–	–	4,835,738	4,045,765	14,701,068	23,696,844	23,582,571	–	24,128,636	23,645,987	–
Financial Treasury Bills	–	–	4,507,002	1,548,593	14,687,712	20,740 629	20,741,307	–	20,707,535	20,556,548	–
Federal Treasury Notes	–	–	–	2,497,133	13,356	2,625 377	2,510,489	–	2,427,297	2,096,392	–
Federal Government securities – other	–	–	326,672	–	–	326,652	326,672	–	973,975	973,991	–
Commodities	–	–	2,064	2,039	–	4,186	4,103	–	14,824	14,173	–
Other	–	–	–	–	–	–	–	–	5,005	4,885	–
Abroad	–	13,586	7,214	253,151	481,292	708,712	755,243	–	1,143,093	1,213,369	–
EUROBONDS	–	–	–	–	14,187	14,192	14,187	–	–	–	–
Brazilian foreign debt securities	–	–	5	253,151	466,810	673,432	719,966	–	1,141,851	1,212,085	–
Foreign debt securities - other countries	–	–	110	–	295	403	405	–	1,242	1,284	–
Other	–	13,586	7,099	–	–	20,685	20,685	–	–	–	–
Total	23,052	1,127,894	10,811,038	11,028,640	47,894,715	70,555,933	70,885,339	351,967	64,877,848	64,615,237	137,406

	12.31.2006 Market Value					Total			12.31.2005 Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Total by portfolio	23,052	1,127,894	10,811,038	11,028,640	47,894,715	70,555,933	70,885,339	351,967	64,877,848	64,815,237	137,406
a) Own portfolio	23,052	718,082	4,385,474	6,582,699	20,944,980	32,503,278	32,654,286	198,471	36,490,311	36,327,926	110,546
b) Subject to repurchase agreements	–	399,888	4,412,576	1,858,158	26,360,724	32,854,903	33,031,347	151,587	24,698,412	24,590,653	27,608
c) Deposits with the Brazilian Central Bank	–	9,924	1,775,981	1,617,882	453,526	3,850,926	3,857,313	388	3,258,971	3,257,905	(773)
d) Pledged in guarantee	–	–	237,007	969,901	135,485	1,340,826	1,342,393	1,522	429,954	429,751	25

	12.31.2006 Market Value					Total		12.31.2005 Total	
Maturity in years	With no Maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Cost	Market Value	Cost	Market Value
Total by category	23,052	22,967,572	41,698,139	5,090,541	1,106,035	70,555,933	70,885,339	64,877,646	64,615,237
1 - Trading securities	–	3,349,337	3,401,081	392,592	–	7,097,829	7,143,010	3,001,397	3,013,954
2 - Available-for-sale securities	23,052	10,462,781	27,637,671	178,771	1,106,035	39,052,548	39,404,515	36,604,522	36,741,927
3 - Held-to-maturity securities	–	9,155,454	10,663,182	4,519,178	–	24,405,556	24,337,614	25,271,729	24,859,356

The securities portfolio at book value is as follows:

	12.31.2006		12.31.2005	
		% of total portfolio		% of total portfolio
Total by category	70,953,081	100%	65,027,610	100%
1 - Trading securities	7,143,010	10%	3,013,954	5%
2 - Available-for–sale securities	39,404,515	56%	36,741,927	56%
3 - Held–to-maturity securities	24,405,556	34%	25,271,729	39%

5.a)Securities (cont.)

BB – Consolidated

	12.31.2006 Market Value					12.31.2006 Total			12.31.2005 Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
1 - Trading securities	4,288	54,307	1,454,756	1,917,002	4,063,277	7,450,454	7,493,630	–	3,064,807	3,076,655	–
Domestic	3,934	53,424	1,454,330	1,857,169	4,063,277	7,368,782	7,432,134	–	3,001,397	3,013,954	–
Financial Treasury Bills	–	–	537,750	232,975	2,325,689	3,095,658	3,096,414	–	51,192	51,224	–
Federal Treasury Bills	–	37,638	916,580	1,624,194	1,176,948	3,714,134	3,755,560	–	2,798,121	2,809,783	–
Federal Treasury Notes	–	–	–	–	291,037	287,835	291,037	–	151,659	152,532	–
Debentures	–	–	–	–	269,603	271,384	269,603	–	–	–	–
Promissory Notes	–	15,586	–	–	–	15,588	15,586	–	–	–	–
Shares in listed companies	136	–	–	–	–	186	136	–	425	415	–
Shares in investment funds	3,798	–	–	–	–	3,798	3,798	–	–	–	–
Abroad	354	883	426	59,833	–	61,672	61,496	–	63,410	62,701	–
EUROBONDS	–	883	426	47,104	–	48,764	48,413	–	33,947	33,682	–
Brazilian foreign debt securities	354	–	–	12,729	–	12,908	13,083	–	29,463	29,019	–
2 - Available-for-sale securities	828,108	1,078,470	4,694,586	4,872,555	29,169,712	40,137,328	40,641,431	504,104	37,623,957	37,832,082	208,126
Domestic	783,303	914,188	4,466,300	4,854,248	27,690,938	38,387,576	38,708,977	321,402	35,627,225	35,724,312	97,088
Financial Treasury Bills	–	818,993	3,974,068	3,392,177	21,407,266	29,492,309	29,592,504	100,195	27,467,962	27,616,886	148,924
Federal Treasury Bills	–	–	7,281	817,807	1,307,065	2,104,240	2,132,153	27,914	–	–	–
Brazilian Central Bank Notes	–	–	–	–	–	–	–	–	162,296	161,047	(1,249)
Federal Treasury Notes	–	–	–	–	3,891,863	3,809,569	3,891,863	82,264	3,463,223	3,388,685	(74,537)
Federal Government securities – other	–	–	–	414,837	886,810	1,295,755	1,301,647	5,892	1,550,158	1,560,420	10,262
Debentures	–	–	1,461	–	165,069	187,312	166,530	(782)	263,668	264,178	510
Agricultural debt securities	–	–	82	145	4,974	6,644	5,201	(1,443)	16,905	14,200	(2,705)
Shares in investment funds	6,501	–	–	–	6,665	13,147	13,166	19	24,374	24,594	220
Shares in social development funds	588	–	–	–	–	10,321	588	(9,733)	10,321	549	(9,772)
Shares in listed companies	567,712	–	–	–	–	469,462	567,712	98,250	400,975	448,694	47,719
Shares in privately-held companies	3,016	–	–	–	–	2,749	3,016	267	2,749	2,986	237
Shares in equity funds	205,486	–	–	–	20,902	207,837	226,388	18,551	190,134	186,263	(3,871)
Rural Product Bills (Commodities)	–	95,195	483,263	229,282	324	808,056	808,064	8	2,052,528	2,034,685	(17,843)
Securities in special status company	–	–	–	–	–	–	–	–	808	–	(808)
Other	–	–	145	–	–	145	145	–	1,124	1,125	1
Abroad	44,805	162,282	228,286	18,307	1,478,774	1,749,752	1,932,454	182,702	1,996,732	2,107,770	111,038
EUROBONDS	–	–	–	–	–	–	–	–	35,194	35,055	(139)
Brazilian foreign debt securities	–	162,282	2	18,307	1,478,198	1,487,609	1,658,769	171,160	1,648,862	1,751,586	102,724
Foreign debt securities - other countries	–	–	228,284	–	576	228,929	228,860	(69)	231,477	230,985	(492)
Shares in equity funds	41,873	–	–	–	–	32,253	41,873	9,620	34,515	41,391	6,876
Shares in listed companies	2,932	–	–	–	–	961	2,932	1,971	1,052	2,424	1,372
Other	–	–	–	–	–	–	–	–	45,632	46,329	697
3 - Held-to-maturity securities	–	18,717	4,842,970	4,298,916	15,182,448	24,408,766	24,341,051	–	25,274,779	24,862,414	–
Domestic	–	–	4,835,738	4,045,765	14,701,068	23,696,844	23,582,571	–	24,128,637	23,645,987	–
Financial Treasury Bills	–	–	4,507,002	1,546,593	14,687,712	20,740,629	20,741,307	–	20,707,536	20,556,548	–
Federal Treasury Notes	–	–	–	2,497,133	13,356	2,625,377	2,510,489	–	2,427,297	2,098,392	–
Federal Government securities – other	–	–	326,672	–	–	326,652	326,672	–	973,975	973,991	–
Commodities	–	–	2,064	2,039	–	4,136	4,103	–	14,624	14,173	–
Other	–	–	–	–	–	–	–	–	5,005	4,885	–
Abroad	–	18,717	7,232	253,151	481,380	711,942	758,480	–	1,146,142	1,216,427	–
EUROBONDS	–	–	–	–	14,187	14,192	14,187	–	–	–	–
Brazilian foreign debt securities	–	3,131	5	253,151	466,811	676,553	723,098	–	1,144,746	1,214,981	–
Foreign debt securities - other countries	–	–	110	–	295	403	405	–	1,293	1,336	–
Other	–	13,586	7,117	–	87	20,764	20,790	–	103	110	–
Total	832,396	1,147,494	10,992,312	11,088,473	48,415,437	71,996,568	72,476,112	504,104	65,963,543	65,771,151	208,126

	12.31.2006 Market Value					12.31.2006 Total			12.31.2005 Total		
Maturity in days	With no Maturity	0-30	31-180	181-360	Over 360	Cost	Market Value	Unrealized gain (loss)	Cost	Market Value	Unrealized gain (loss)
Total by portfolio	832,396	1,147,494	10,992,312	11,088,473	48,415,437	71,996,568	72,476,112	504,104	65,963,543	65,771,151	208,126
a) Own portfolio	832,396	737,682	4,566,748	6,642,532	21,343,704	33,855,324	34,123,062	317,199	37,496,691	37,379,775	156,715
b) Subject to repurchase agreements	–	399,888	4,412,576	1,858,156	26,466,910	32,927,880	33,137,532	184,995	24,777,927	24,703,720	52,159
c) Deposits with the Brazilian Central Bank	–	9,924	1,775,981	1,617,882	469,338	3,872,738	3,873,125	388	3,256,971	3,257,905	(773)
d) Pledged in guarantee	–	–	237,007	969,901	135,485	1,340,826	1,342,393	1,522	429,954	429,751	25

	12.31.2006 Market Value					12.31.2006 Total		12.31.2005 Total	
Maturity in years	With no maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Cost	Market Value	Cost	Market Value
Total by category	832,396	23,228,279	42,034,994	5,163,636	1,216,807	71,996,568	72,476,112	65,963,543	65,771,151
1 - Trading securities	4,288	3,426,065	3,621,538	441,739	–	7,450,454	7,493,630	3,064,807	3,076,655
2 - Available-for-sale securities	828,108	10,643,611	27,750,186	202,719	1,216,807	40,137,328	40,641,431	37,623,957	37,832,082
3 - Held-to-maturity securities	–	9,158,603	10,663,270	4,519,178	–	24,408,786	24,341,051	25,274,779	24,862,414

The securities portfolio at book value is as follows:

	12.31.2006		12.31.2005	
		% of total portfolio		% of total portfolio
Total by category	72,543,847	100%	66,183,516	100%
1 - Trading securities	7,493,630	10%	3,076,655	5%
2 - Available-for-sale securities	40,641,431	56%	37,832,082	57%
3 - Held-to-maturity securities	24,408,786	34%	25,274,779	38%

At December 31, 2006, the securities held by BB Banco de Investimentos S.A., in the underwriting portfolio, were reclassified from Type II (available-for-sale) to Type I (trading) due to the intention to trade the them within one year as counted from this date, in accordance with a decision of Bank Management. These securities amounted to R$ 276,901 thousand (cost) – R$ 275,052 thousand (market value), and such reclassification resulted in a negative impact on the result of R$ 1,849 thousand.

5.b) Derivative financial instruments

The Bank uses derivative financial instruments to manage, in a consolidated manner, its positions, and to meet clients' needs, classifying own positions as either Held for Hedging (market risk) or Trading, both portfolios subject to limits and approvals. This information is made available to the pricing, trading, controls and results analysis areas; which are segregated within the Bank.

The models used to manage risks with derivatives are reviewed periodically, and the decisions made follow the best risk/return relationship, estimating possible losses based on analysis of macroeconomic scenarios.

The Bank uses appropriate tools and systems to manage its derivatives portfolios. Trading in new derivatives, whether standardized instruments or not, is subject to prior risk analysis.

The hedging strategy for equity positions is in-line with macroeconomic analyses and is approved by management.

Risk analysis at the subsidiaries is individual, however, controls are consolidated.
The Bank uses statistical methods and simulations to measure the risks inherent in its positions, including derivatives, such as value at risk, sensibility and *stress* analyses.

Risks

The main risks inherent to derivative financial instruments resulting from the Bank's and its subsidiaries' business are credit, market and operating risks, all similar to those related to other types of financial instruments.

Market risk is the exposure created by a potential fluctuation in interest rates, exchange rates, quotations of goods, prices quoted on stock markets and other values, and is a function of the type of product, the volume of operations, the terms and conditions of the contract and the underlying volatility.

Credit risk is the exposure to loss in the event of default by a counterparty to a transaction. The credit exposure in futures contracts is minimized due to the daily settlement in cash. Swap contracts registered on the CETIP and BM&F are subject to credit risk if the counterparty is unable or unwilling to comply with his contractual liabilities. Total credit exposure arising from swaps, at December 31, 2006, is R$ 1,663,018 (R$ 1,112,598 at 12.31.2005). The credit risk associated with options contracts is limited to the premiums paid on purchased options.

Operating risk is the probability of financial losses resulting from failures or inadequacy of people, processes and systems, or factors such as catastrophes or criminal activities.

The tables below show the notional amounts, cost and market value, at December 31, 2006, of the derivative financial instruments.

NOTE 5 – Securities and Derivative Financial Instruments (cont.)

Trading derivatives (by index)

By Index		BB-Domestic and Foreign Branches						BB-Consolidated					
		12.31.2006			12.31.2005			12.31.2006			12.31.2005		
	Counter-party	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Exchange traded													
Forward contracts													
Purchase commitments		3,160,498	336	(254)	1,025,787	(4,410)	(4,285)	3,160,498	336	(254)	1,007,068	(4,410)	(4,299)
DI	B	734,864	9,359	9,359	33,854	3,375	3,375	734,864	9,359	9,359	33,854	3,375	3,375
Currencies	B	32,446	5,410	5,410	--	--	--	32,446	5,410	5,410	--	--	--
US dollar	B	--	--	--	232,431	28,583	28,583	--	--	--	232,431	28,583	28,583
Index	B	–	(46)	(46)	–	(21)	(21)	–	(46)	(46)	–	(21)	(21)
Foreign exchange coupon	B	353,659	(18,453)	(18,453)	434,778	(35,435)	(35,435)	353,659	(18,453)	(18,453)	434,778	(35,435)	(35,435)
Libor	IF	1,956,032	–	590	301,847	--	125	1,956,032	–	590	283,128	--	111
Commodities	B	–	5	5	--	1	1	--	5	5	--	1	1
SCC	B	83,497	4,061	4,061	22,877	(913)	(913)	83,497	4,061	4,061	22,877	(913)	(913)
Sales commitments		2,856,924	(28,547)	(28,264)	4,560,623	11,688	12,762	2,856,924	(28,547)	(28,264)	4,560,623	11,688	12,762
DI	B	776,235	(46,577)	(46,577)	2,667,083	(11,571)	(11,571)	776,235	(46,577)	(46,577)	2,667,083	(11,571)	(11,571)
Currencies	B	26,725	11,329	11,329	–	–	–	26,725	11,329	11,329	--	--	--
US dollar	B	--	--	--	--	4,194	4,194	--	--	--	--	4,194	4,194
Index	B	–	(568)	(568)	–	(31)	(31)	–	(568)	(568)	–	(31)	(31)
Foreign exchange coupon	B	109,112	7,263	7,263	215,832	19,095	19,095	109,112	7,263	7,263	215,832	19,095	19,095
Libor	IF	1,944,852	–	283	1,677,708	–	1,074	1,944,852	--	283	1,677,708	--	1,074
Commodities	B	--	6	6	--	1	1	--	6	6	--	1	1
Fixed-term options													
Asset position		482,855	128	8,654	221,008	14,569	26,241	482,855	128	8,654	221,008	14,569	26,241
Currencies	B	482,855	128	8,654	221,008	14,569	26,241	482,855	128	8,654	221,008	14,569	26,241
Liability position		1,585,532	(118,877)	(82,557)	279,404	(30,721)	(22,696)	1,585,532	(118,877)	(82,557)	279,404	(30,721)	(22,696)
Currencies	B	1,585,532	(118,877)	(82,557)	279,404	(30,721)	(22,696)	1,585,532	(118,877)	(82,557)	279,404	(30,721)	(22,696)
Options													
Purchase options		–	–	–	21	32	15	10,180	1,090	766	1,391	126	100
Shares	B	–	–	–	21	32	15	–	–	–	21	32	15
Financial assets & derivatives	C	--	--	--	--	--	--	10,180	1,090	766	1,370	94	85
Sales options		1,371,595	(2,957,363)	(3,089,473)	(32,896)	(75,331)	(73,575)	1,381,775	(2,958,453)	(3,090,240)	(31,526)	(75,425)	(73,660)
Shares	B	1,371,595	(2,957,363)	(3,089,473)	(32,896)	(75,331)	(73,575)	1,371,595	(2,957,363)	(3,089,473)	(32,896)	(75,331)	(73,575)
Financial assets & derivatives	IF	–	–	–	–	–	–	10,180	(1,090)	(767)	1,370	(94)	(85)
Over-the-counter trading													
Swap contracts													
Asset position		8,179,707	411,704	510,802	1,394,469	219,113	241,560	8,108,915	411,189	510,080	1,374,409	219,099	241,653
DI	C	2,618,161	291,682	308,504	801,538	182,982	186,593	2,618,161	291,682	308,504	801,538	182,982	186,593
	IF	2,610,794	84,571	83,847	147,414	23,473	24,484	2,610,794	84,571	83,847	147,415	23,473	24,484
Foreign currency	C	61,764	2,231	2,001	244,058	(452)	1,237	61,764	2,231	2,001	244,058	(452)	1,236
	IF	81,747	16,725	51,695	77,548	11,584	27,646	81,747	16,725	51,695	77,548	11,584	27,646
Prefixed	C	2,798,188	16,501	64,721	123,911	1,526	1,600	2,727,396	15,986	64,033	103,850	1,512	1,594
IPCA	C	9,053	(6)	34	–	–	–	9,053	(6)	–	–	–	–
Liability position		19,820,173	(277,463)	(336,340)	14,409,230	(426,653)	(429,625)	19,820,173	(277,463)	(336,340)	14,409,230	(426,653)	(429,625)
DI	C	15,626,625	(198,338)	(198,357)	11,247,422	(310,567)	(310,706)	15,626,625	(198,338)	(198,357)	11,247,422	(310,567)	(310,706)
	IF	719,809	(33,303)	(34,151)	169,798	(15,512)	(16,560)	719,809	(33,303)	(34,151)	169,798	(15,512)	(16,560)
Foreign currency	C	1,071,104	28,827	(35,255)	561,949	(22,787)	(22,420)	1,071,104	28,827	(35,255)	561,949	(22,787)	(22,420)
	IF	1,185,626	(37,975)	(31,730)	232,895	419	(1,626)	1,185,626	(37,975)	(31,730)	232,895	419	(1,626)
Prefixed	C	259,759	(5,239)	(5,412)	8,742	(166)	(271)	259,759	(5,239)	(5,412)	8,742	(166)	(271)
TMS	C	712,817	(23,223)	(23,223)	1,746,978	(52,886)	(52,886)	712,817	(23,223)	(23,223)	1,746,978	(52,886)	(52,886)
TR	C	244,433	(8,212)	(8,212)	441,446	(25,054)	(25,054)	244,433	(8,212)	(8,212)	441,446	(25,054)	(25,054)
Forward contracts													
Asset position		2,350,946	40,148	44,695	1,541,902	14,146	19,400	2,304,601	39,882	44,483	1,463,297	13,327	18,706
Foreign currency	IF	1,690,759	40,108	44,655	823,552	13,981	19,235	1,644,414	39,842	44,443	744,947	13,162	18,541
Other	–	660,187	40	40	718,350	165	165	660,187	40	40	718,350	165	165
Liability position		506,514	(3,413)	(2,162)	2,342,057	(45,779)	(44,495)	463,217	(2,166)	(1,742)	2,338,062	(45,047)	(44,454)
Foreign currency	IF	149,250	(2,554)	(1,303)	1,595,629	(45,713)	(44,428)	105,953	(1,307)	(883)	1,591,634	(44,981)	(44,387)
Other	–	357,264	(859)	(859)	746,428	(66)	(67)	357,264	(859)	(859)	746,428	(66)	(67)

Counterparty: (B) Stock Exchange, (IF) Financial Institution, (C) Client.
DI - Taxa Média de Depósito Interfinanceiro de Um Dia
SCC - Swap Cambial com Ajuste Periódico
IPCA - Índice de Preços ao Consumidor Amplo
TMS - Taxa Média Selic
TR - Taxa Referencial

<u>NOTE 5</u> – Securities and Derivative Financial Instruments

Trading derivatives (by maturity)

By maturity	BB-Domestic and Foreign Branches						BB-Consolidated					
	12.31.2006			12.31.2005			12.31.2006			12.31.2005		
	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value	Notional Amount	Cost	Market Value
Forwards contracts												
Purchase commitments	3,160,498	–	–	1,025,787	–	–	3,160,498	–	–	1,007,068	–	–
Up to 30 days	173,280	–	–	68,960	–	–	173,280	–	–	68,960	–	–
31 to 60 days	27,490	–	–	232,431	–	–	27,490	–	–	232,431	–	–
61 to 90 days	886,164	–	–	–	–	–	886,164	–	–	–	–	–
91 to 180 days	808,485	–	–	99,959	–	–	808,485	–	–	99,959	–	–
181 to 360 days	392,143	–	–	197,647	–	–	392,143	–	–	197,647	–	–
1 to 5 years	872,936	–	–	408,071	–	–	872,936	–	–	408,071	–	–
Over 5 years	–	–	–	18,719	–	–	–	–	–	–	–	–
Sales commitments	2,856,924	–	–	4,560,623	–	–	2,856,924	–	–	4,560,623	–	–
Up to 30 days	26,725	–	–	388,491	–	–	26,725	–	–	388,491	–	–
31 to 60 days	–	–	–	–	–	–	–	–	–	–	–	–
61 to 90 days	237,114	–	–	–	–	–	237,114	–	–	–	–	–
91 to 180 days	158,153	–	–	191,872	–	–	158,153	–	–	191,872	–	–
181 to 360 days	309,894	–	–	1,175,336	–	–	309,894	–	–	1,175,336	–	–
1 to 5 years	2,125,038	–	–	2,804,924	–	–	2,125,038	–	–	2,804,924	–	–
Fixed-term options												
Currency maturity												
Asset position	482,855	128	8,654	221,008	14,569	26,241	482,855	128	8,654	221,008	14,569	26,241
Up to 30 days	177,016	63	2,061	70,320	3,817	3,862	177,016	63	2,061	70,320	3,817	3,862
31 to 60 days	86,500	159	921	(56,275)	3,159	3,050	86,500	159	921	(56,275)	3,159	3,050
61 to 90 days	32,393	205	415	(19,181)	2,492	2,161	32,393	205	415	(19,181)	2,492	2,161
91 to 180 days	21,546	395	836	112,333	867	5,165	21,546	395	836	112,333	867	5,165
181 to 360 days	152,582	527	4,283	106,685	4,796	11,869	152,582	527	4,283	106,685	4,796	11,869
1 to 5 years	12,838	(1,221)	138	7,128	(562)	134	12,838	(1,221)	138	7,128	(562)	134
Liability position	1,585,532	(118,877)	(82,557)	279,404	(30,721)	(22,696)	1,685,532	(118,877)	(82,557)	279,404	(30,721)	(22,696)
Up to 30 days	153,999	(2,885)	(3,142)	93,914	(12,848)	(12,758)	153,999	(2,885)	(3,142)	93,914	(12,848)	(12,758)
31 to 60 days	204,459	(11,332)	(10,508)	25,500	(4,665)	(4,553)	204,459	(11,332)	(10,508)	25,500	(4,665)	(4,553)
61 to 90 days	199,775	(14,369)	(12,032)	44,088	(1,779)	(1,200)	199,775	(14,369)	(12,032)	44,088	(1,779)	(1,200)
91 to 180 days	182,899	(16,046)	(13,146)	38,187	(2,064)	(856)	182,899	(16,046)	(13,146)	38,187	(2,064)	(856)
181 to 360 days	602,106	(36,072)	(22,625)	66,577	(6,824)	(2,207)	602,106	(36,072)	(22,625)	66,577	(6,824)	(2,207)
1 to 5 years	242,294	(38,173)	(21,104)	11,138	(2,541)	(1,122)	242,294	(38,173)	(21,104)	11,138	(2,541)	(1,122)
Options market												
Purchase options												
Shares	–	–	–	21	32	15	10,180	1,090	766	1,391	126	100
Up to 30 days	–	–	–	21	32	15	–	–	–	21	32	15
31 to 60 days	–	–	–	–	–	–	2,523	80	18	277	39	43
91 to 180 days	–	–	–	–	–	–	6,952	386	143	946	43	29
181 to 360 days	–	–	–	–	–	–	705	624	605	147	12	13
Sales options												
Shares	1,371,595	(2,957,363)	(3,089,473)	(32,896)	(75,331)	(73,575)	1,381,775	(2,958,453)	(3,090,240)	(31,526)	(75,425)	(73,660)
Up to 30 days	135,668	(291,695)	(292,832)	(11,488)	(25,331)	(25,577)	135,668	(291,695)	(292,832)	(11,488)	(25,331)	(25,577)
31 to 60 days	125,979	(271,689)	(273,055)	(21,408)	(50,000)	(47,998)	128,502	(271,769)	(273,073)	(21,131)	(50,039)	(48,041)
61 to 90 days	22,579	(48,641)	(49,532)	–	–	–	22,579	(48,641)	(49,532)	–	–	–
91 to 180 days	42,686	(92,010)	(92,594)	–	–	–	49,638	(92,396)	(92,737)	946	(43)	(29)
181 to 360 days	110,019	(236,483)	(238,211)	–	–	–	110,724	(237,107)	(238,817)	147	(12)	(13)
1 to 5 years	934,664	(2,016,645)	(2,143,249)	–	–	–	934,664	(2,016,645)	(2,143,249)	–	–	–
Swap contracts												
Asset	8,179,707	411,704	510,802	1,394,449	219,113	241,560	8,108,915	411,189	510,080	1,374,409	219,099	241,553
Up to 30 days	411,859	18,662	18,931	377,211	12,452	13,685	411,859	18,662	18,931	357,151	12,438	13,678
31 to 60 days	373,878	16,718	16,814	186,172	1,904	2,448	373,878	16,718	16,814	186,172	1,904	2,448
61 to 90 days	957,862	24,074	21,256	73,928	24,613	25,318	957,862	24,074	21,256	73,928	24,613	25,318
91 to 180 days	783,384	50,045	49,606	239,030	19,330	21,634	712,592	49,530	48,918	239,030	19,330	21,634
181 to 360 days	2,240,398	247,505	279,976	67,516	16,699	16,727	2,240,398	247,505	279,976	67,516	16,699	16,727
1 to 5 years	3,405,258	54,704	124,190	450,612	144,115	161,748	3,405,258	54,704	124,165	450,612	144,115	161,748
5 to 10 years	7,068	(4)	29	–	–	–	7,068	(4)	–	–	–	–
Liability	19,820,173	(277,463)	(336,340)	14,409,230	(426,553)	(429,525)	19,820,173	(277,463)	(336,340)	14,409,230	(426,553)	(429,525)
Up to 30 days	1,147,610	(15,604)	(16,856)	399,551	(20,005)	(20,107)	1,147,610	(15,604)	(16,856)	399,551	(20,005)	(20,107)
31 to 60 days	3,842,255	(33,843)	(33,786)	597,582	(15,310)	(16,054)	3,842,255	(33,843)	(33,786)	597,582	(15,310)	(16,054)
61 to 90 days	3,405,440	(34,942)	(35,609)	312,958	(23,821)	(23,790)	3,405,440	(34,942)	(35,609)	312,958	(23,821)	(23,790)
91 to 180 days	1,157,979	(45,100)	(43,220)	715,168	(53,216)	(53,466)	1,157,979	(45,100)	(43,220)	715,168	(53,216)	(53,466)
181 to 360 days	3,214,696	(67,262)	(67,852)	7,779,806	(203,403)	(203,257)	3,214,696	(67,262)	(67,852)	7,779,806	(203,403)	(203,257)
1 to 5 years	7,042,193	(80,896)	(138,621)	4,604,165	(110,798)	(112,851)	7,042,193	(80,896)	(138,621)	4,604,165	(110,798)	(112,851)
5 to 10 years	10,000	184	(396)	–	–	–	10,000	184	(396)	–	–	–
Forward contracts												
Asset	2,350,946	40,148	44,695	1,541,902	14,146	19,400	2,304,601	39,882	44,483	1,463,297	13,327	18,706
Up to 30 days	865,262	9,468	10,335	1,014,655	12,208	17,451	818,917	9,202	10,123	960,876	11,629	16,940
31 to 60 days	744,365	17,616	18,861	186,090	528	556	744,365	17,616	18,861	161,276	288	373
61 to 90 days	257,530	6,795	6,903	13,015	33	91	257,530	6,795	6,903	13,003	33	91
91 to 180 days	268,730	5,015	5,823	275,995	172	659	268,730	5,015	5,823	275,995	172	659
181 to 360 days	215,059	1,254	2,773	50,605	1,231	635	215,059	1,254	2,773	50,605	1,231	635
1 to 5 years	–	–	–	1,542	(26)	8	–	–	–	1,542	(26)	8
Liability	506,514	(3,413)	(2,162)	2,342,057	(45,779)	(44,495)	463,217	(2,166)	(1,742)	2,338,062	(45,047)	(44,454)
Up to 30 days	122	(6)	(6)	1,413,781	(19,330)	(24,355)	–	–	–	1,413,765	(19,330)	(24,361)
31 to 60 days	85,902	(529)	(517)	242,977	(8,990)	(8,399)	49,375	(493)	(407)	242,930	(8,990)	(8,399)
61 to 90 days	224,434	(42)	(45)	113,998	(6,085)	(5,527)	224,406	(41)	(43)	113,998	(6,085)	(5,527)
91 to 180 days	93,236	(708)	(716)	369,058	(2,465)	(1,645)	93,144	(702)	(714)	368,993	(2,457)	(1,639)
181 to 360 days	1,155	(112)	(68)	159,305	(4,379)	(2,131)	–	–	–	159,305	(4,379)	(2,131)
1 to 5 years	99,393	(1,467)	(716)	40,288	(3,922)	(2,410)	96,292	(930)	(578)	39,071	(3,806)	(2,397)
5 to 10 years	2,272	(549)	(92)	2,650	(608)	(28)	–	–	–	–	–	–

The margin given as guarantee for transactions with derivative financial instruments is comprised of Financial Treasury Bills (LFT), NTN-B and pledged TDA's, amounting to R$ 1,342,393 (R$ 429,751 at December 31, 2005).

5.c) Adjustment to market value - securities and derivatives

The mark-to-market treatment established by the Central Bank of Brazil (Bacen) in Circular Letters 3068/2001 and 3082/2002 for securities classified as Trading and for derivative financial instruments, and later regulations, resulted in the following income and expense being recognized in the periods:

	BB-Consolidated		
	2nd semester/2006	**Year/2006**	**Year/2005**
Securities	27,295	20,074	64,558
Derivatives	(69,167)	(69,469)	196,052
Total	(41,872)	(49,396)	260,610

NOTE 6 – Loan and Lease Operations

6.a) Details of the loan portfolio and "Other receivables" with characteristics of loans:

	BB - Domestic and Foreign branches		BB-Consolidated	
	12.31.2006	**12.31.2005**	**12.31.2006**	**12.31.2005**
Loan operations	112,568,794	85,355,473	113,857,669	85,941,631
Discounted loans and bills	47,423,093	38,293,128	47,705,519	38,566,823
Financing	30,536,979	17,684,766	31,703,264	18,180,321
Rural and agribusiness financing	42,815,322	35,533,593	42,815,323	35,533,593
Financing of securities	434	386	--	--
(Allowance for loan losses)	(8,207,034)	(6,156,400)	(8,366,437)	(6,339,106)
Other receivables with loan Characteristics	9,737,201	8,553,132	10,653,160	9,135,897
Receivables from guarantees honored	51,315	159,669	51,315	159,669
Advances on foreign exchange contracts	7,567,425	6,710,114	7,567,425	6,710,114
Sundry	2,358,492	2,010,685	3,274,572	2,594,247
(Allowance for losses on other receivables)	(240,031)	(327,336)	(240,152)	(328,133)
Lease operations	3,670	16,648	11,176	19,510
Lease operations	5,632	17,156	39,301	43,922
(Allowance for losses from lease operations)	(1,962)	(508)	(28,125)	(24,412)
Total	122,309,665	93,925,253	124,522,005	95,097,038

6.b) Details of the loan portfolio by sector, including operations with loan characteristics classified as "Other receivables":

	BB-Domestic and Foreign Branches				BB-Consolidated			
	12.31.2006	**%**	**12.31.2005**	**%**	**12.31.2006**	**%**	**12.31.2005**	**%**
Public sector	3,007,764	2.3	3,615,170	3.7	3,039,868	2.3	3,642,903	3.7
Domestic	514,033	0.4	443,576	0.5	514,033	0.4	443,576	0.5
Government	254,795	0.2	184,065	0.2	254,795	0.2	184,065	0.2
Direct administration	242,126	0.2	168,633	0.2	242,126	0.2	168,633	0.2
Indirect administration	12,669	--	15,432	--	12,669	--	15,432	--
Business entities	259,238	0.2	259,511	0.3	259,238	0.2	259,511	0.3
Industry	173,143	0.1	165,007	0.2	173,143	0.1	165,007	0.2
Commerce	--	--	333	--	--	--	333	--
Financial services	68,120	0.1	69,464	0.1	68,120	0.1	69,464	0.1
Other services	17,975	--	24,707	--	17,975	--	24,707	--
Abroad	2,493,731	1.9	3,171,594	3.2	2,525,835	1.9	3,199,327	3.2
Business entities	2,493,731	1.9	3,171,594	3.2	2,525,835	1.9	3,199,327	3.2
Industry	54,515	--	--	--	54,515	--	--	--
Other banks	17,415	--	--	--	34,070	--	--	--
Other services	2,421,801	1.9	3,171,594	3.2	2,437,250	1.8	3,199,327	3.2
PRIVATE SECTOR	127,750,928	97.8	96,794,327	96.3	130,116,851	97.7	98,145,786	96.3
Domestic	119,542,847	91.4	91,568,585	91.3	120,461,416	90.5	92,168,420	90.6
Rural	38,718,411	29.6	33,382,226	33.3	38,718,411	29.1	33,382,226	32.8
Industry	32,320,587	24.7	21,970,000	21.9	32,678,710	24.5	22,168,477	21.8
Commerce	13,150,484	10.1	10,734,825	10.7	13,384,193	10.1	10,904,272	10.7
Financial services	248	--	4	--	248	--	4	--
Other services	13,811,825	10.6	9,143,087	9.1	14,055,522	10.6	9,276,710	9.1
Private Individuals	21,541,292	16.5	16,338,443	16.3	21,624,332	16.2	16,436,731	16.2
Abroad	8,208,081	6.4	5,225,742	5.0	9,655,435	7.3	5,977,366	5.7
BB Group	2,126	--	35,419	--	7,635	--	26,788	--
Commerce	669,361	0.4	700,007	0.7	740,560	0.6	776,665	0.7
Industry	6,155,211	4.7	3,848,474	3.8	7,344,297	5.5	4,332,895	4.2
Other companies	61,698	0.1	35,786	--	61,698	0.1	60,316	--
Other banks	864,437	0.7	409,883	0.4	878,651	0.7	418,106	0.4
Private Individuals	5,799	--	9,333	--	5,847	--	11,209	--
Other services	449,449	0.3	186,840	0.1	616,747	0.5	351,387	0.3
Total	130,758,692	100.0	100,409,497	100.0	133,156,719	100.0	101,788,689	100.0

6.c) Details of the loan portfolio by risk level and maturity (number of days), including operations with loan characteristics classified as "Other receivables":

BB-Domestic and Foreign Branches
Loans falling due (normal course)

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio 12.31.2006	%	Total portfolio 12.31.2005	%
AA	1,482,936	947,200	2,314,379	3,361,237	4,028,855	5,942,854	14,526,878	32,604,339	26%	18,273,660	19%
A	656,139	507,492	1,607,317	1,252,773	3,550,324	7,463,418	15,785,615	30,823,078	26%	28,566,778	30%
B	707,974	450,144	933,843	1,100,339	2,916,584	7,506,130	26,153,505	39,768,519	32%	30,736,848	32%
C	311,410	122,535	260,731	279,356	926,618	1,967,029	10,859,174	14,726,853	12%	12,525,459	13%
D	75,845	74,120	64,916	52,498	172,216	424,164	2,789,352	3,653,111	3%	2,700,402	3%
E	22,490	5,481	9,581	14,584	41,957	98,101	1,282,271	1,474,465	1%	611,892	1%
F	4,618	1,930	1,595	1,681	10,838	23,985	254,379	299,026	--	241,381	--
G	4,418	2,587	1,730	2,239	5,382	11,507	408,370	436,233	--	201,615	--
H	12,164	11,555	9,398	12,081	28,674	59,606	1,377,941	1,511,419	--	870,228	1%
Total	3,277,994	2,123,044	5,203,490	6,076,788	11,681,448	23,496,794	73,437,485	125,297,043	100%	94,728,263	100%

BB-Domestic and Foreign Branches
Loans past due

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Over 360	Total portfolio 12.31.2006	%	Total portfolio 12.31.2005	%
B	16,892	313,486	33,597	281	1,598	3,001	--	368,855	7%	334,146	6%
C	10,907	249,550	353,318	22,200	17,529	532	89	654,125	12%	684,160	12%
D	2,858	82,748	109,135	272,699	47,192	2,945	--	517,577	9%	659,085	12%
E	942	46,457	60,234	65,392	264,398	53,977	4,429	495,829	9%	539,695	9%
F	423	16,696	20,006	28,831	274,153	47,801	--	387,910	7%	481,255	8%
G	397	13,206	66,789	14,657	371,929	39,105	35,136	541,219	10%	598,494	11%
H	1,393	109,347	119,411	73,307	302,354	1,569,587	320,735	2,496,134	46%	2,384,399	42%
Total	33,812	831,490	762,490	477,367	1,279,153	1,716,948	360,389	5,461,649	100%	5,681,234	100%

BB-Consolidated
Loans falling due (normal course)

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Above of 360	Total portfolio 12.31.2006	%	Total portfolio 12.31.2005	%
AA	1,497,925	953,068	2,327,460	3,371,604	4,089,498	6,013,897	14,715,306	32,968,758	26%	18,406,992	19%
A	670,097	512,757	1,620,733	1,265,848	3,591,009	7,531,591	16,818,653	32,010,688	25%	29,174,155	31%
B	719,289	458,764	954,355	1,116,463	2,965,403	7,586,994	26,519,609	40,320,877	31%	31,029,655	33%
C	312,962	123,644	264,398	284,293	945,781	1,984,267	10,896,217	14,811,562	12%	12,608,332	13%
D	76,661	74,842	66,411	56,012	176,063	430,166	2,799,365	3,679,520	3%	2,749,825	3%
E	23,536	6,321	10,678	15,608	44,282	102,020	1,283,544	1,485,989	1%	631,137	1%
F	4,889	2,131	2,070	2,011	11,856	24,893	254,842	302,692	--	242,942	--
G	4,487	2,618	1,802	2,302	5,559	11,749	408,621	437,138	--	202,728	--
H	14,198	11,819	9,998	12,641	30,287	61,939	1,474,147	1,615,029	1%	1,019,091	1%
Total	3,324,044	2,145,964	5,257,905	6,126,782	11,859,738	23,747,516	75,170,304	127,632,253	100%	96,064,857	100%

BB-Consolidated
Loans past due

Risk Level	0-15	16-30	31-60	61-90	91-180	181-360	Above 360	Total portfolio 12.31.2006	%	Total portfolio 12.31.2005	%
B	16,899	313,600	33,600	281	1,598	3,001	--	368,979	7%	334,242	6%
C	11,107	253,370	353,395	22,204	17,529	532	89	658,226	12%	693,737	12%
D	2,860	82,902	112,692	272,748	47,198	2,945	--	521,345	9%	663,068	12%
E	946	46,538	60,425	67,907	264,444	53,977	4,429	498,666	9%	543,536	9%
F	424	16,746	20,093	29,000	276,674	47,801	--	390,738	7%	484,433	8%
G	397	13,252	66,858	14,731	374,456	39,105	35,136	543,935	10%	601,599	11%
H	1,399	109,713	120,011	73,860	306,369	1,586,284	344,941	2,542,577	46%	2,403,217	42%
Total	34,032	836,121	767,074	480,731	1,288,268	1,733,645	384,595	5,524,466	100%	5,723,832	100%

6.d) Details of the allowance for loan losses by risk level, including operations with loan characteristics classified as "Other receivables":

BB-Domestic and Foreign Branches

Risk Level	% Allowance	Balance 12.31.2006	Allowance 12.31.2006	Balance 12.31.2005	Allowance 12.31.2005
AA	0	32,604,338	--	18,273,660	--
A	0.5	30,823,078	154,115	28,566,778	142,834
B	1	40,137,374	401,374	31,070,994	310,710
C	3	15,380,978	461,429	13,209,619	396,289
D	10	4,170,688	417,069	3,359,487	335,949
E	30	1,970,293	591,088	1,151,587	345,476
F	50	686,937	343,468	722,636	361,317
G	70	977,452	684,216	800,109	560,076
H	100	4,007,554	4,007,554	3,254,627	3,254,627
Subtotal		130,758,692	7,060,314	100,409,497	5,707,278
Additional allowance - foreign*		--	15,294	--	31,237
Additional allowance - domestic **		--	1,373,419	--	745,730
Total		130,758,692	8,449,027	100,409,497	6,484,244

BB-Consolidated

Risk Level	% Allowance	Balance 12.31.2006	Allowance 12.31.2006	Balance 12.31.2005	Allowance 12.31.2005
AA	0	32,968,759	--	18,406,992	--
A	0.5	32,010,688	160,053	29,174,155	145,871
B	1	40,689,855	406,899	31,363,897	313,639
C	3	15,469,788	464,094	13,302,069	399,062
D	10	4,200,864	420,086	3,412,893	341,289
E	30	1,984,654	595,396	1,174,673	352,402
F	50	693,431	346,715	727,375	363,687
G	70	981,074	686,752	804,327	563,029
H	100	4,157,606	4,157,606	3,422,308	3,422,308
Subtotal		133,156,719	7,237,601	101,788,689	5,901,287
Additional allowance - foreign*		--	23,684	--	41,198
Additional allowance - domestic **		--	1,373,429	--	749,166
Total		133,156,719	8,634,714	101,788,689	6,691,651

(*) Additional allowance required by foreign branches and subsidiaries - local regulations.

(**) Includes the amount of R$ 1,300 million for the purpose of prudently reflecting risks inherent in the portfolio, and an installment of R$ 62 million consisting of charges on Proagro operations,,pending recovery from the Central Bank of Brazil.

6.e) Changes in the allowance for loan and lease losses and for operations with loan characteristics classified as "Other receivables":

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Opening balance	8,224,449	6,484,244	5,147,493	8,414,472	6,691,651	5,365,196
Provision/(reversal)	2,618,069	6,205,631	4,489,985	2,641,872	6,243,662	4,527,791
Exchange variation on allowances - foreign	143	(3,604)	(13,567)	(1,255)	(16,092)	(37,358)
Loans written off	(2,393,634)	(4,237,244)	(3,139,667)	(2,420,375)	(4,284,507)	(3,163,978)
Closing balance	8,449,027	8,449,027	6,484,244	8,634,714	8,634,714	6,691,651

6.f) Changes in the allowance for losses on other receivables without loan characteristics:

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Opening balance	3,021,963	2,569,411	1,706,590	3,034,935	2,579,850	1,717,785
Provision/(reversal)	441,936	894,345	879,176	441,845	896,643	878,194
Exchange variation on allowances - foreign	71	358	(1,131)	71	358	(1,131)
Loans written off	(4,156)	(4,300)	(15,224)	(4,458)	(4,458)	(14,998)
Closing balance	3,459,814	3,459,814	2,569,411	3,472,393	3,472,393	2,579,850

6.g) Supplementary information:

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Renegotiated loans	8,289,454	11,525,424	3,585,137	8,289,454	11,525,424	3,585,137
Recoveries of loans written off *	666,094	1,194,142	940,847	697,511	1,226,943	1,018,876

(*) Recorded in the statement of income in the account "Income from financial intermediation - loans", as permitted by CMN Resolution 2836/05.30.2001, where R$ 12,452 (R$ 31,042 at 12.31.2005) refer to loans to individuals and corporate entities.

NOTE 7 – Other Receivables

7.a) Foreign exchange portfolio

	Current and long-term	
	BB-Domestic and Foreign Branches and BB-Consolidated	
	12.31.2006	12.31.2005
Forward foreign exchange purchases pending settlement	8,539,006	7,810,139
Bills of exchange and time drafts in foreign currency	92,780	93,253
Receivables from sales of foreign exchange	8,780,138	16,311,256
Advances received	(8,094,648)	(15,162,340)
Foreign currency receivables	6,665	22,708
Income receivable on advances granted	131,769	80,661
Income receivable on financed imports	219	50
Total	9,455,929	9,155,727

7.b) Specific credits

These are credits from the Federal Treasury – extension of terms of rural financing – in the amount of R$ 681,493 (R$ 610,151 at 12.31.2005) as determined by Law 9138/1995.

7.c) Sundry

	Current and long-term			
	BB - Domestic and Foreign branches		BB-Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Salary and other advances	179,891	283,206	179,911	283,234
Accounts receivable – Federal Treasury	316,962	309,517	316,962	309,517
Accounts receivable – credit card operations	1,817,306	1,483,485	1,817,306	1,483,485
Accounts receivable – other	643,204	309,411	679,833	318,099
Tax credits (Note 19)	8,485,151	6,593,956	8,604,034	6,687,379
Sundry debtors – foreign	19,488	20,928	19,596	21,039
Sundry debtors – domestic *	5,760,351	4,891,152	5,746,480	4,892,667
Receivables from guarantee deposits **	13,635,299	11,636,892	13,698,947	11,692,254
Income tax and social contribution on net income to offset	1,878,299	1,446,827	1,892,601	1,459,100
Receivables from sales of assets and rights	403,995	467,719	403,995	470,723
Other	430,406	246,330	252,169	188,895
Total	33,570,352	27,689,423	33,611,834	27,806,392

(*) Includes the net amount of R$ 2,651,690 equivalent to the total of the "Actuarial Asset CVM No. 371" and the "Actuarial Asset relating to the 1997 Contract" (R$ 3,869,133 at 12.31.2005, relating to the sum of "Actuarial Asset relating to the 1997 Contract" and "Actuarial Asset CVM No. 371"), as shown in Note 25.e.

(**) Includes R$ 11,424,928 (R$ 9,761,651 at 12.31.2005) relating to appeals filed for tax claims (Note 18.d), R$ 1,517,399 (R$ 1,345,909 at 12.31.2005) relating to appeals filed for labor claims and R$ 687,332 (R$ 520,295 at 12.31.2005) arising from other appeals related to the Bank.

NOTE 8 – Other Assets

	Current and long-term			
	BB - Domestic and Foreign branches		BB-Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Non-operating assets	256,083	286,755	274,766	293,654
Supply materials	19,007	25,459	19,007	25,459
Total	275,090	312,214	293,773	319,113

NOTE 09 - Property and equipment and leased assets

	BB-Consolidated				
		12.31.2005	12.31.2006		
	Annual Depreciation Rate (by group)	Residual Value	Changes	Depreciation	Closing balance
Property and equipment		3,119,294	(22,231)	(234,756)	2,862,307
Furniture and equipment in stock	--	9,933	28,405	--	38,338
Construction in progress	--	329,616	(206,407)	--	123,209
Land	--	181,554	(5,466)	--	176,088
Buildings	4%	929,744	56,550	(40,900)	945,394
Facilities	10%	217,175	20,733	(36,954)	200,954
Furniture and equipment in use	10%	313,401	55,473	(49,540)	319,335
Communication systems	10%	77,700	343	(8,521)	69,522
Data processing systems	20%	962,620	22,119	(83,178)	901,562
Security systems	10%	96,807	7,055	(16,261)	87,602
Transportation systems	20%	744	(1,037)	597	304
Leased assets		812,106	548,675	(132,679)	1,228,102
Total		3,931,400	526,444	(367,435)	4,090,409

The ratio of fixed assets to referential equity is 14.84% (19.34% at 12.31.2005), observing the limit of 50%.

NOTE 10 – Deposits

	Current and long-term			
	BB - Domestic and Foreign branches		BB-Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Demand deposits	40,012,310	35,725,505	40,058,819	35,802,362
Related companies	733,292	989,667	733,292	989,667
Individuals	14,071,458	11,575,634	14,081,538	11,582,700
Corporate entities	14,468,872	12,377,894	14,510,482	12,447,889
Financial institutions	262,269	173,615	256,015	172,915
Government	3,021,936	3,031,904	3,021,936	3,031,904
Federal Treasury	258,391	254,393	258,391	254,393
Domiciled abroad	27,034	80,323	26,756	80,228
Restricted	4,973,946	4,178,601	4,975,298	4,179,192
In foreign currency	2,125,956	3,030,357	2,125,956	3,030,357
Other	69,156	33,117	69,155	33,117
Savings deposits	36,714,427	32,844,214	36,714,427	32,844,214
Individuals	34,756,471	31,150,349	34,756,471	31,150,349
Corporate entities	1,579,967	1,383,626	1,579,967	1,383,626
Related companies	372,074	307,641	372,074	307,641
Financial institutions	5,915	2,598	5,915	2,598
Interbank deposits	7,635,548	10,291,005	4,878,116	5,382,645
Time deposits	76,822,240	63,211,802	76,900,424	63,494,714
Time deposits	34,320,476	31,533,730	34,398,660	31,816,642
Time deposits in foreign currency	986	313	986	313
Time deposits with automatic renewal	167,747	183,671	167,747	183,671
Remunerated judicial deposits	23,610,285	19,176,562	23,610,285	19,176,562
Special deposits relating to funds and programs (Note 14.c)	18,722,746	12,317,526	18,722,746	12,317,526
Deposits for investments	289,172	134,324	289,172	134,324
Total	161,473,697	142,206,850	158,840,958	137,658,259

NOTE 11 – Borrowings - Foreign Borrowings

	BB-Domestic and Foreign Branches						
	Up to 90 days	Form 91 to 360 days	from 1 to 3 years	from 3 to 5 years	from 5 to 15 years	Total 12.31.2006	Total 12.31.2005
Exports	73,955	108,829	--	--	--	182,784	267,902
Imports	132,744	72,759	54,060	26,626	21,308	307,497	244,644
Banks	347,108	--	--	--	--	347,108	670,876
Onlending to the public sector	--	357,757	562,567	--	1,413,313	2,333,637	2,970,116
Borrowings from BB Group companies abroad	486,413	167,013	607,662	--	--	1,261,088	2,575,456
Borrowings by BB Group companies abroad	116,308	721,954	--	--	--	838,262	1,046,784
Total	1,156,528	1,428,312	1,224,289	26,626	1,434,621	5,270,376	7,775,778

	BB-Consolidated						
	Up to 90 days	From 91 to 360 days	from 1 to 3 years	from 3 to 5 years	from 5 to 15 years	Total Exports	Total 12.31.2005
Exports	2,526	--	--	--	--	2,526	532
Imports	90,737	48,498	47,298	23,345	17,542	227,420	184,762
Banks	347,108	--	--	--	--	347,108	670,876
Onlending to the public sector	--	357,757	562,567	--	1,413,313	2,333,637	2,970,116
Borrowings by BB Group companies abroad	104,675	721,954	--	--	--	826,629	1,031,563
Total	545,046	1,128,209	609,865	23,345	1,430,855	3,737,320	4,857,849

Banco do Brasil S.A.'s policy, in respect of its foreign borrowings, is to seek the lowest possible cost for the maturity, type of instrument, and its balance sheet profile. The Bank uses the Libor and US Treasury rates, respectively, as references for its financial and capital transactions, constantly monitoring rates in the various markets.

NOTE 12 – Domestic Onlending – Official Institutions

Programs	Financial charges	BB- Domestic and Foreign branches		BB- Consolidated	
		12.31.2006	12.31.2005	12.31.2006	12.31.2005
Federal Treasury		2,988,798	4,156,519	2,988,798	4,156,519
Rural credit		2,988,798	4,156,519	2,988,798	4,156,519
Farming/livestock breeding	TR or 9% p.a.	39,320	38,496	39,320	38,496
Cocoa	TJLP + 0.6% p.a. or 6.35% p.a.	43,486	40,890	43,486	40,890
Pronaf	TMS (available) or 1% p.a. to 7.25% p.a. (Invested)	2,681,949	3,819,216	2,681,949	3,819,216
Recoop	5.75% p.a. to 7.25% p.a.	224,043	257,917	224,043	257,917
BNDES	*	4,657,642	3,908,357	4,657,642	3,908,357
Finame	**	5,989,459	4,740,012	6,003,916	4,750,005
Other institutions		684,131	555,400	684,287	555,537
Prohemp resources	--	831	1,042	831	1,042
FBB - Fundec II	--	9,659	10,338	9,659	10,338
Funcafé	TR or TMS (available) or TJLP + 3% p.a. or 4% p.a. or 5% p.a. (Invested)	673,490	543,853	673,490	543,853
Other	--	151	167	307	304
Total		14,320,030	13,360,288	14,334,643	13,370,418

(*) BNDES
- Programs with fixed interest rates: interest paid to the BNDES varies from 3% p.a. to 11% p.a..
- Programs with TJLP or foreign exchange variation: interest paid to the BNDES varies from 0.5% to 5% p.a.

(**) FINAME
- Programs with fixed interest rates: interest paid to BNDES/FINAME varies from 3.75% p.a. to 11% p.a.
- Programs with TJLP or foreign exchange variation: interest paid to BNDES/FINAME and BNDES/EXIM varies from 0.5% p.a. to 11.47% p.a.

NOTE 13 – Funds Obtained in Foreign Capital Markets (in R$/US$ million)

Transactions	Coupon	Amount	Date of funding	Maturity
a) DIRECT FUND RAISING				
"Global medium-term notes" program **(a.1)**	9.375% p.a.	US$ 200	Jun/97	Jun/07
"Global medium-term notes" program **(a.1)**	Zero – cupom	R$ 200	Dec/04	Dec/07
Subordinated debt	8.5% p.a.	US$	Sep/04	Sep/14
Perpetual bonus **(a.2)**	7.95% p.a.	US$	Jan/06	--
b) FUND RAISING THROUGH SPC				
Securitization of the flow of electronic remittances (MT - 100) **(b.1)**	7.890% p.a.	US$	Dec/01	Dec/08
Securitization of the flow of electronic remittances (MT - 100) **(b.1)**	Libor 3m+0.60% p.a.	US$	jul/02	jun/09
Securitization of the flow of electronic remittances (MT - 100) **(b.1)**	7.890% p.a.	US$	Sep/02	Sep/09
Securitization of the flow of electronic remittances (MT - 100) **(b.1)**	7.26% p.a.	US$	Mar/03	Mar/10
Securitization of the flow of electronic remittances (MT - 100) **(b.1)**	6.55% p.a.	US$	Dec/03	Dec/13
Securitization of credit card receivables - Visanet **(b.2)**	5.911% p.a.	US$	Jul/03	Jun/11
Securitization of credit card receivables - Visanet **(b.2)**	4.777% p.a.	US$	Jul/03	Jun/11

Total issued by program:

	Foreign currency		Reais*
"Global medium-term notes" program		--	200
"Global medium-term notes" program – GMTN	US$	200	427
Securitization of the flow of electronic remittances (MT - 100)	US$	1,160	2479
Securitization of credit card receivables – Visanet	US$	223	477
Subordinated debt	US$	300	641
Perpetual bonus	US$	500	1069
Total			5293

(*) Exchange rate: US$ 1.00 x R$ 2.1372.

a.1) Recorded under Foreign marketable securities. At August 31, 2006, Moody's Investors Service Inc., upgraded the rating of foreign currency bonuses of Banco do Brasil to the investment grade category, at the Baa3 rating.

Serie	Issue date	Maturity date	Volume	Term (years)	Coupon (%)	Issue Price	Return to the investor	Current rating
007	09/06/97	15/06/07	US$ 200 MM	10	9,375	99.219%	9.50%	Baa3
012	17/12/04	17/12/07	R$ 200 MM	3	zero	62.0385%	17.25%	-

a.2) Recorded in Other Liabilities – Hybrid Capital and Debt Instruments. On January 23, 2006, Banco do Brasil S.A concluded a foreign funding in the amount of US$ 500,000,000.00 through launching of perpetual securities. The operation has a redemption option by initiative of the issuer ("call") as from the 5th year, and, quarterly, each interest payment date thereafter. The issue price was of 100% plus a coupon, quarterly, of 7.95% p.a.; which was the lowest price ever paid by a Brazilian issuer until that date.

The terms of these Perpetual Bonuses allow the Bank to suspend quarterly payments of interest and/or accessory payments on the aforementioned securities issued (which will neither be due or accumulated) if: (i) the Bank determines that it is incapable, or the payment of these charges does not allow the Bank to be in conformity with the capital adequacy levels then required by the Central Bank of Brazil, or its financial indicators are below the minimum level required by the regulations applicable to Brazilian banks; (ii) the Central Bank of Brazil or the Regulatory Authorities suspend payments of the aforementioned charges; (iii) an insolvency or bankruptcy event occurs; (iv) a default occurs; or (v) the Bank decides to suspend these payments for any other reason.

If the Bank decides to suspend the payment of interest on the Perpetual Bonuses on account of the contents of item (v) above, the terms of the Perpetual Bonuses provide that, until such payments have been resumed for a period equivalent to 12 months, the Bank (a) cannot recommend to its stockholders and, as established by the applicable legislation, will act in order to avoid the statement or payment of dividends or interest on own capital on its common stock and (b) will suffer restrictions on its capacity to redeem or otherwise acquire its common stock.

b.1) Recorded under Funds from acceptance and issue of securities - Foreign securities. The transaction was carried out through the Special Purpose Company (SPC) "Dollar Diversified Payment Rights Finance Company", incorporated under the laws of the Cayman Islands on November 6, 2001. The Head Office of the SPC is at BNP Paribas Private Bank & Trust Cayman Limited, P.O. Box 10632 APO 3rd Floor Royal Bank House, Shedden Road, George Town, Grand Cayman, Cayman Islands, and British West Indies. The capital of the SPC is US$1,000.00, divided into 1,000 shares of US$1.00 each. Banco do Brasil S.A. ("BB") does not maintain control, is not a shareholder, the owner, or a beneficiary of any of the results of operations of the SPC. On December 14, 2001, this SPC entered into an Administration Services Agreement with BNP Paribas Private Bank & Trust Cayman Limited. The SPC has declared that it does not have any subsidiaries, employees or debt, except for the securities described below.

The SPC was incorporated for the sole purpose of carrying out the transactions described below. The purpose of the SPC is: (a) issue and sell securities in the international market; (b) use funds raised from the issue of securities to pay for the purchase from BB of BB's rights on payment orders issued by correspondent banks in the USA and by BB's New York branch, in US dollars, to any BB branch in Brazil (Remittance Rights); (c) pay the principal and interest on securities and make other payments established in the related security issue agreements.

The SPC has no material assets other than the funds obtained from the issue of its capital, the Remittance Rights, and the duties arising from the issue agreements. The SPC's liabilities consist of the five issues of securities made in the international capital market, as follows:

Serie	Issue date	Maturity date	Amount (US$)	Term (years)	Coupon (%)	Issue Price	Return to the investor	Current rating
2001-1	12/27/01	12/15/08	450,000,000	7	7.890	100.0000	7.89%	BBB/Baa1
2002-1	07/03/02	06/15/09	300,000,000	7	L3M+0.60	100.0000	L3M+0.60	AAA/Aaa
2002-2	09/11/02	09/15/09	40,000,000	7	7.890	100.0000	7.89%	BBB/Baa1
2003-1	03/17/03	03/15/10	120,000,000	7	7.260	100.0000	7.26%	BBB/Baa1
2003-2	12/19/03	12/16/13	250,000,000	10	6.550	100.0000	6.55%	BBB/Baa1
		Total	**1,160,000,000**					

The liabilities arising from the securities are paid by the SPC using the funds accumulated in its account. When the amount corresponding to the next interest and/or amortization installment is reached, the entire excess amount is automatically released to BB.

This structure resulted in the reduction of the Brazil risk and helped obtain an investment grade rating for the transaction which, in the final analysis, reduced BB's fund raising costs. For the beneficiaries of the dekasseguis' remittances in Brazil, there were no changes, as even after the sale of the Remittance Rights to the SPC, BB regularly and punctually fulfills all payment orders within the same deadlines as previously established.

Under this structure, after the final maturity of each transaction, the SPC will have repaid all interest and principal of the transaction, thus returning the full ownership of the flow of remittances to BB. Based on its analysis of the transaction, BB is not exposed to any potential losses.

b.2) Recorded in Other liabilities – Sundry - Contracts for assumption of liabilities. The transaction was carried out through the Special Purpose Company (SPC) "Brazilian Merchant Voucher Receivables", incorporated under the laws of the Cayman Islands on May 16, 2003. The Head Office of the SPC is at Walkers SPV limited, P.O. Box 908 GT, Mary Street, George Town, Grand Cayman, Cayman Islands.

The capital of the SPC is US$1,000.00, divided into 1,000 shares of US$1.00 each. Banco do Brasil S.A. ("BB") does not maintain control, is not a shareholder, the owner, or a beneficiary of any of the results of operations of the SPC. On 07.09.2003, the SPC entered into a Corporate Services Agreement with Walkers SPV Limited.

The SPC was incorporated for the sole purpose of carrying out the transactions described below. The purpose of the SPC is to: (a) issue and sell securities in the international market; (b) use funds raised with the issue of securities to pay for the purchase of the current and future rights of Companhia Brasileira de Meios de Pagamento ("Visanet") against Visa International Service Association of receivables ("Receivables") arising from (i) credit or debit purchases made in Brazil, in any currency processed by Visanet, using Visa cards issued by financial institutions located outside Brazil, or (ii) credit or debit purchases, processed by Visanet in foreign currency, made using Visa cards issued by financial institutions located in Brazil; c) pay the principal and interest on the securities and make other payments established in the related security issue agreements.

The SPC stated that it does not have any significant assets other than the funds from the issue of its capital and from the Receivables. It also stated that it does not have significant liabilities other than the obligations arising from the contracts for the issue of securities.

The SPC's liabilities consist of two issues of securities carried out in the international capital market, as follows:

Serie	Issue date	Maturity date	Amount (US$)	Term (years)	Coupon %	Issue Price	Return to the investor	Rating Current rating
2003-1	07/10/03	06/15/11	400,000,000*	8	5.911	100.0000	5.955%	BBB+/Baa1
2003-2	07/10/03	06/15/11	100,000,000**	8	4.777	95.0000	5.955%	BBB+/Baa1
		Total	**500,000,000**					

* Pursuant to the Series 2003 Visanet Support Agreement, BB received the amount of US$ 178,473,952, as described in the text below.

** Pursuant to the Series 2003 Visanet Support Agreement, BB received the amount of US$ 44,618,488, as described in the text below.

The liabilities arising from the securities are paid by the SPC using the funds accumulated in its account. When the amount corresponding to the next interest and/or amortization installment is obtained, any excess amount is automatically released to Visanet.

Under the structure, which included, among other agreements, the agreement called "Series 2003 Visanet Support Agreement", entered into on July 10, 2003 by Visanet, BB and Bradesco, Visanet agreed to transfer to BB the funds arising from the sale of the Receivables, at the ratio of 44.618488%, calculated based on the shareholding interest of BB in Visanet on the transaction closing date, resulting in US$ 223,092,440.00 of funds being raised by BB.

Also under the same agreement, BB agreed to periodically transfer to Visanet amounts equivalent to the Receivables held by Visanet for the account of the SPC, pursuant to the Receivables purchase and sale agreement, at the ratio of 44.618488%.

This structure resulted in the reduction of the Brazil risk and helped obtain an investment grade rating for the transaction which, in the final analysis, reduced BB's fund raising costs. Under this structure, after the final maturity of each transaction, the SPC will have repaid all interest and principal of the transaction, thus returning the full ownership of the Receivables to Visanet. Based on its analysis of the transaction, BB is not exposed to any potential losses from the transaction.

NOTE 14 – Other liabilities

14.a) Foreign exchange portfolio

	Current and long-term BB- Domestic and Foreign branches and BB-Consolidated	
	12.31.2006	12.31.2005
Forward foreign exchange sales pending settlement	8,746,559	16,505,913
Advances in foreign currencies	--	(4,680)
Import financing	(77,881)	(21,634)
Foreign exchange purchase liabilities	8,630,352	7,699,186
Advances on foreign exchange contracts	(7,303,756)	(6,710,114)
Foreign currency payables	13,477	26,488
Unearned income on advances granted	3,814	4,450
Charges payable on advances received	57	--
Total	10,012,622	17,499,609

14.b) Financial and development funds

	Current and long-term BB-Domestic and Foreign Branches and BB-Consolidated	
	12.31.2006	**12.31.2005**
PIS/PASEP	1,496,200	1,417,062
Merchant Navy	10,526	7,350
Land and Agrarian Reform - BB Banco da Terra	966	60,590
Special Lending Program for Agrarian Reform – Procera	321,193	324,860
Consolidation of Family Farming (CAF)	25,586	41,488
Fight against Poverty/Our First Land (CPR/NPT)	24,375	60,217
Other	23,543	20,754
Total	1,902,389	1,932,321

14.c) Fund for Worker Assistance (FAT) and Fund to Guarantee the Increase in Employment and Earnings (FUNPROGER)

FAT is a special accounting and financial fund, established by Law 7998, enacted on 01/11/90, attached to the Ministry of Labor and Employment (MTE) and managed by the Executive Council of the Worker Assistance Fund (CODEFAT). CODEFAT is a collective, tripartite and equal level organization, composed of representatives of workers, employers and the government, which acts as the manager of FAT.

The main sources of funding of FAT are contributions payable to the Social Integration Program (PIS) and to the Public Service Employees Savings Program (PIS/PASEP).

FAT's objective is to fund the Unemployment Insurance Program (with specific responsibilities for payment of unemployment insurance benefits, professional qualification and prequalification, and orientation and intermediation of employment), the Salary Bonus (paragraph 3 of article 239 of the Federal Constitution), and finance programs for economic development as well as to promote employment.

The main actions to promote employment using FAT funds are centralized in the Programs for the Increase in Earnings (PROGER), whose resources are allocated by special deposits, established by Law 8352/12.28.1991, in official federal financial institutions (including, among others, PROGER in the Urban – Investment and Working Capital– and Rural, the National Program for Strengthening of Family Farming – PRONAF, the program that allocates resources for the purchase of construction materials – FAT Housing, in addition to the special lines such as FAT Rural and Urban Integration, FAT Giro Setorial – Micro and Small-Sized Companies, FAT Giro Setorial – Medium and Large-Sized Companies, FAT Fomentar - Micro and Small-Sized Companies, FAT Fomentar – Medium and Large-Sized Companies, FAT Giro Agropecuário and FAT Digital Inclusion).

Banco do Brasil has a partnership with FAT in the conduct of the employment and income generation programs, through special deposits to be applied in Proger, Urban and Rural, in Pronaf, in FAT Housing and in the special lines mentioned above. For this purpose, the Bank offers credit lines directed to mini and small companies, cooperatives, informal economy workers, as well as rural sector workers.

The FAT special deposits, allocated with Banco do Brasil, while available; incur interest on a daily "pro rata" basis using the TMS (Average Selic Rate). As they are applied in loans, the interest rate is changed to the TJLP (Long-term Interest Rate) during the effective period of the loans.
The income on the Bank's funds is paid to FAT on a monthly basis, as established in CODEFAT Resolution No. 439, of April 28, 2006.

The Guarantee Fund for Generation of Employment and Earnings (Funproger) is a special accounting fund established on November 23, 1999 by Law 9872, amended by Law 10360, of 12.27.2001, and by Law 11110, of 04.25.2005 and regulated by Codefat Resolution 409/10.28.2004, and is managed by Banco do Brasil under the supervision of Codefat/MTE, whose balance at December 31, 2006 is R$ 270,899 (R$ 229,911 at December 31, 2005).

The objective of FUNPROGER is provide guarantees to entrepreneurs who do not have the necessary guarantees of their own to contract PROGER Urbano and PNMPO financing, through the payment of a commission.

The net assets of FUNPROGER are accumulated through funds arising from the difference between the average SELIC Rate and the Long-Term Interest Rate (TJLP) in respect of the remuneration of the special deposit balances available in the FAT. Other sources of funds are the earnings from its operations and the income on its cash resources paid to Banco do Brasil, the Fund manager.

Program	Resolution/ TADE	Available TMS (1)	Invested TJLP (2)	Total	Return of FAT funds		
					Type (*)	Initial date	Final date
PROGER (Rural) and PRONAF		1,277,640	7,821,758	9,099,398			
Pronaf Custeio	04/2005	228,030	1,922,147	2,150,177	RA(**)	11/2005	--
Pronaf Investimento	05/2005	367,146	2,852,967	3,220,113	RA(**)	11/2005	--
Giro Rural – Securities acquisition	03/2005	320,332	1,616,224	1,936,556	SD(***)	04/2007	04/2013
Giro Rural Fornecedores	14/2006	353,522	699,142	1,052,664	RA(**)	08/2006	--
Rural Custeio	02/2006	2,981	15,017	17,998	RA(**)	11/2005	--
Rural Investimento	13/2005	5,629	716,261	721,890	RA(**)	11/2005	--
Proger Urbano		206,004	5,786,413	5,992,417			
Urbano Investimento	18/2005	99,459	3,214,976	3,314,435	RA(**)	11/2005	--
Urbano Capital de Giro	15/2005	95,018	2,418,203	2,513,221	RA(**)	11/2005	--
Empreendedor Popular	01/2006	11,527	153,234	164,761	RA(**)	11/2005	--
Other		635,295	2,415,692	3,050,987			
Electric appliances	05/2006	78	52	130	RA(**)	11/2005	--
Exports	27/2005	5,574	4,950	10,524	RA(**)	11/2005	--
Rural Area Integration	26/2005	56,527	360,128	416,655	RA(**)	11/2005	--
Urban Area Integration	25/2005	4,945	122,055	127,000	RA(**)	11/2005	--
Housing - Construction	04/2006	55,199	309,641	364,840	RA(**)	11/2005	--
Digital Inclusion	09/2005	1,999	5,125	7,124	RA(**)	11/2005	--
FAT Giro Setorial Micro and Small Companies	08/2006	68,087	231,421	299,508	RA(**)	08/2007	--
FAT Giro Setorial - Medium and Large Companies	09/2006	333,767	1,295,796	1,629,563	RA(**)	08/2007	--
FAT Giro Cooperativo Agropecuário	10/2006	14,712	29,381	44,093	RA(**)	07/2006	--
FAT Giro Setorial Micro small Companies	11/2006	11,280	3,480	14,760	RA(**)	08/2006	--
FAT Fomentar - Medium and Large Companies	12/2006	83,127	53,663	136,790	RA(**)	07/2006	--
Total		2,118,939	16,023,863	18,142,802			

(1) Funds remunerated by the TMS:
(2) Funds remunerated by the TJLP:
(*) Type: PU (single payment at the end of the period), PAS (annual and successive installments) and PSS (semiannual and successive installments).
(**) Automatic return (Monthly, 2% over total balance)
(***) Available balance

14.d) Sundry

	Current and long-term			
	BB - Domestic and Foreign branches		BB-Consolidated	
	12.31.2006	12.31.2005	12.31.2006	12.31.2005
Provisions for payments (*)	5,750,112	5,353,513	5,766,084	5,356,895
Creditors for residual value advances	1,076	--	198,036	126,648
Contracts for the assumption of liabilities	720,187	980,638	370,540	482,577
Provisions for contingent liabilities (Note 15)	3,254,283	2,993,541	3,258,077	3,022,463
Accounts payable for payment of services provided	325,638	197,970	325,638	197,970
Sundry creditors – abroad	40,423	35,632	42,422	38,189
Sundry creditors – domestic	974,834	578,280	980,961	583,910
Credit card operations	1,530,801	1,384,343	1,530,801	1,384,343
Liabilities for official agreements	135,563	97,437	135,564	97,437
Liabilities for purchases of goods and rights	140,288	246,377	140,288	246,377
Funds restricted to credit operations	67,922	109,958	906,566	909,289
Other	84,844	26,793	84,816	26,694
Total	13,025,971	12,004,482	13,739,793	12,472,792

(*) Includes R$ 3,327,888 (R$ 3,276,680 at December 31, 2005) relating to "Previ Actuarial Liability of the Informal Plan" (exclusive responsibility of the Bank) and the "Cassi Actuarial Liability" at December 31, 2006 (Note 25.e).

14.e) Subordinated debt

	Current and long-term BB-Domestic and Foreign Branches and BB-Consolidated	
	12.31.2006	12.31.2005
Subordinated debt qualifying as capital	8,956,729	7,798,914
Other subordinated debt	37,882	41,404
Total	8,994,611	7,840,318

As from June 30, 2001, as determined by CMN Vote No. 67 of June 28, 2001 and Bacen-Diret Official Letter 2001/1602 of June 29, 2001, Banco do Brasil has considered the funds from the Central-Western Constitutional Fund (FCO) as subordinated debt and as Level II Reference Equity, due to its low level of obligation and the length of the term to be maintained by the Bank.

On September 13, 2004, Banco do Brasil carried out its first international issue in the subordinated debt market. The funding amounted to US$ 300 million (R$ 850,921 thousand) with a ten-year maturity, as authorized by the Central Bank of Brazil. The Bank considered this funding, net of its free repurchase value, as Level II Reference Equity.

NOTE 15 – Provisions for Vacation Pay, Paid Leave and Litigation

The changes in the provisions are as follows:

	BB - Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
15.a) Vacation pay (other liabilities - sundry)						
Opening balance	660,947	723,657	669,203	660,947	723,657	669,203
Provision/(reversal)	315,721	615,037	613,041	315,721	615,037	613,041
Provision used	(241,670)	(603,696)	(558,587)	(241,670)	(603,696)	(558,587)
Closing balance	734,998	734,998	723,657	734,998	734,998	723,657
15.b) Paid leave (other liabilities - sundry)						
Opening balance	575,213	585,917	585,864	575,213	585,917	585,864
Provision/(reversal)	101,708	214,647	230,961	101,708	214,647	230,961
Provision used	(108,792)	(232,435)	(230,908)	(108,792)	(232,435)	(230,908)
Closing balance	568,129	568,129	585,917	568,129	568,129	585,917
15.c) Labor claims (other liabilities - sundry)						
Opening balance	2,232,980	2,129,075	2,003,297	2,232,980	2,129,075	2,003,297
Provision/(reversal)	346,083	602,753	529,827	346,083	602,753	529,827
Provision used	(218,580)	(371,345)	(404,049)	(218,580)	(371,345)	(404,049)
Closing balance	2,360,483	2,360,483	2,129,075	2,360,483	2,360,483	2,129,075
15.d) Tax claims (other liabilities - taxes and social security charges)						
Opening balance	30,885	28,523	128,171	75,538	70,447	163,564
Provision/(reversal)	4,381	6,948	(99,461)	7,002	12,298	(92,930)
Provision used	(23)	(228)	(187)	(23)	(228)	(187)
Closing balance	35,243	35,243	28,523	82,517	82,517	70,447
15.e) Other legal claims (other liabilities - sundry)						
Opening balance	913,592	844,079	724,303	943,389	871,838	756,332
Provision/(reversal)	94,846	190,686	219,924	68,516	166,394	215,654
Provision used	(123,154)	(149,481)	(100,148)	(123,154)	(149,481)	(100,148)
Closing balance	885,284	885,284	844,079	888,751	888,751	871,838

NOTE 16 – Analysis of Income Statement Items

16.a) Banking services fees

	BB - Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Investment funds	470,355	923,942	396,764	743,831	1,458,726	1,218,666
Collections	447,982	865,536	725,400	448,831	866,717	726,325
Collection services	14,178	27,924	31,392	18,899	35,194	36,626
Services rendered to related companies	91,833	186,134	510,091	133,634	259,817	216,097
Fund transfers	69,968	134,301	124,428	70,125	134,622	125,635
Guarantees granted	23,353	48,774	69,313	23,404	48,854	69,600
Settlement and transfer of funds systems	328,846	676,070	647,433	328,846	676,070	647,433
Examination of requests for exclusion from CCF	42,786	83,177	82,919	42,786	83,177	82,919
PASEP administration	27,328	40,393	41,089	27,328	40,393	41,089
Loans contracted	352,989	736,029	600,466	352,989	736,029	600,466
Deposit account fees	145,146	275,701	210,654	145,146	275,701	210,654
Checking account fees	75,010	145,323	107,343	75,010	145,323	107,343
Fees for issuing documents	54,587	109,678	120,565	54,587	109,678	120,565
Fees on register information	34,723	93,002	77,214	34,723	93,002	77,214
Service package	868,169	1,689,666	1,507,443	868,169	1,689,666	1,507,443
Fees for official services	191,032	372,703	271,887	191,032	372,703	271,887
International trade services	12,621	24,297	19,049	12,621	24,297	19,049
Third party collection services	103,923	207,297	189,069	103,923	207,297	189,069
Commissions for administration of public sector Debt	23,747	47,560	48,061	23,747	47,560	48,061
Payments on account of third parties	93,810	169,735	142,961	93,810	169,735	142,961
Credit cards – annual fees	151,720	312,589	297,101	151,720	312,589	297,101
Credit cards –fees on withdrawals and purchases	4,941	11,213	9,749	4,941	11,213	9,749
Credit cards – commissions of issuing bank	198,440	360,834	275,194	198,440	360,834	275,194
Other services	346,714	635,157	540,114	390,488	728,112	606,924
Total	4,174,201	8,177,038	7,045,699	4,539,030	8,887,274	7,648,070

16.b) Personnel expenses

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Salaries	(1,766,906)	(3,506,960)	(3,374,383)	(1,792,813)	(3,558,946)	(3,425,590)
Benefits	(430,424)	(859,423)	(829,846)	(433,126)	(864,801)	(834,793)
Social Charges	(813,235)	(1,606,213)	(1,300,323)	(822,071)	(1,624,045)	(1,319,197)
Training	(39,226)	(60,649)	(51,611)	(39,485)	(61,091)	(51,938)
Directors' fees	(5,724)	(11,451)	(9,850)	(6,638)	(13,256)	(12,209)
Personnel provisions	(556,032)	(1,147,708)	(1,190,422)	(556,032)	(1,147,708)	(1,190,422)
Provisions for labor claims	(127,563)	(231,486)	(234,981)	(127,563)	(231,486)	(234,981)
Labor claim losses	(216,657)	(369,422)	(404,049)	(216,657)	(369,421)	(404,049)
Total	(3,955,767)	(7,793,312)	(7,395,465)	(3,994,385)	(7,870,755)	(7,473,179)

16.c) Other administrative expenses

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Water, electricity and gas	(127,733)	(261,656)	(238,118)	(127,826)	(261,857)	(238,235)
Rent	(140,710)	(276,470)	(260,650)	(143,013)	(281,304)	(265,733)
Leasing costs	(36,503)	(73,616)	(132,658)	(36,503)	(73,616)	(132,658)
Communications	(412,199)	(840,855)	(801,533)	(417,834)	(851,912)	(814,248)
Maintenance and upkeep	(109,371)	(211,455)	(189,827)	(109,993)	(212,625)	(190,784)
Materials	(59,049)	(119,603)	(137,229)	(59,300)	(120,036)	(138,723)
Data processing	(321,395)	(616,442)	(572,775)	(327,010)	(628,512)	(587,950)
Promotion and public relations	(72,094)	(138,579)	(273,435)	(72,231)	(139,577)	(277,925)
Advertising and publicity	(168,318)	(279,542)	(170,495)	(168,432)	(280,626)	(172,962)
Financial system services	(171,607)	(345,250)	(339,532)	(168,385)	(338,775)	(332,927)
Third party services	(227,283)	(451,735)	(430,474)	(238,259)	(471,898)	(454,784)
Security services	(225,714)	(439,695)	(396,946)	(225,784)	(439,840)	(397,261)
Specialized technical services	(36,163)	(64,092)	(87,337)	(39,194)	(69,375)	(92,321)
Transportation	(217,744)	(381,943)	(341,328)	(218,323)	(382,961)	(342,594)
Domestic travel	(34,969)	(66,995)	(90,791)	(35,180)	(67,907)	(92,807)
Amortization	(99,161)	(187,115)	(146,084)	(99,640)	(188,069)	(149,353)
Depreciation	(258,418)	(510,180)	(495,582)	(258,614)	(510,565)	(495,933)
Expenses with tax and civil lawsuits	(167,800)	(266,347)	(253,384)	(167,800)	(266,347)	(253,384)
Other	(139,820)	(269,108)	(222,541)	(148,589)	(287,314)	(239,626)
Total	(3,026,051)	(5,800,678)	(5,580,719)	(3,061,910)	(5,873,116)	(5,670,208)

16.d)Other Operating Income

	BB - Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Recovery of charges and expenses	305,225	471,012	421,167	306,707	472,823	418,475
Income from Special Operations	30,743	65,220	79,506	30,743	65,220	79,506
Income from specific credits	37,124	71,342	66,545	37,124	71,342	66,545
Income from other credit operations	215	226	8,363	215	226	8,363
PREVI – Contributions parity agreement	109,060	1,530,011	--	109,060	1,530,011	--
Income from payments of INSS benefits	128,433	251,453	249,387	128,433	251,453	249,387
Warrants Deposits Receivable	588,342	1,211,529	1,247,103	588,342	1,211,529	1,247,103
Income from securities and credits receivable from the Federal Treasury	80,459	153,894	285,167	80,459	153,894	285,167
Dividends received	12,630	30,848	37,021	12,630	30,848	37,021
Equalization of rates – Law 8,427	3,292	7,879	9,847	3,292	7,879	9,847
Credit card transactions	52,165	108,998	75,831	52,165	108,998	75,831
Overdue advances on exchange contracts	8,585	13,323	8,559	8,585	13,323	8,559
Personnel expenses – Reversal of provisions	2,551	4,968	23,577	2,551	4,968	23,577
Reversal of operating provisions- Contingent Liabilities	85,513	90,975	25,121	85,513	90,975	25,121
PREVI – Benefit Plan 1	48,282	48,289	267,629	48,282	48,282	267,629
Foreign exchange gains	173,573	701,864	3,266,147	173,573	701,864	3,266,147
Taxes paid in error (Note 28.b)	127,913	143,683	1,193,822	127,913	143,683	1,193,822
Other	131,631	186,525	351,005	164,842	230,495	361,375
Total	1,925,736	5,092,039	7,615,797	1,960,429	5,137,813	7,623,475

16.e) Other operating expenses

	BB - Domestic and Foreign branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Fees for the use of Sisbacen	(6,432)	(14,004)	(11,870)	(6,432)	(14,004)	(11,870)
Expenses on Pasep funds	(475)	(582)	(1,338)	(475)	(582)	(1,338)
Collection of contributions and federal taxes	(42)	(69)	(82)	(42)	(69)	(82)
Exchange losses on profits from branches abroad	(184)	(987)	(1,118)	(184)	(987)	(1,118)
Discounts granted on renegotiations - credit operations	(48,038)	(98,557)	(82,526)	(48,038)	(98,557)	(82,526)
Expenses from discounts granted on renegotiations – other credits	(227)	(401)	(2,347)	(227)	(412)	(2,347)
Updating of the pension liability	(249,204)	(340,716)	(359,451)	(249,204)	(340,716)	(359,451)
Interest on funds allocated for payment of benefits	(128,002)	(250,488)	(234,437)	(128,002)	(250,488)	(234,437)
Previ– Actuarial Asset Amortization – CVM Resolution n.º 371	(179,084)	(277,503)	--	(179,084)	(277,503)	--
Previ – Plano Benefícios 1 – Actuarial Losses – CVM Resolution No 371	--	(47,145)	--	--	(47,145)	--
CASSI – Interest on actuarial liabilities (Adjustments arising from CVM Resolution 371)	(189,934)	(379,867)	(376,746)	(189,934)	(379,867)	(376,746)
Premium paid to clients	(153,722)	(292,675)	(33,531)	(153,722)	(292,675)	(33,531)
Losses from holdups and burglaries	(32,952)	(37,331)	(60,166)	(32,952)	(37,331)	(60,166)
Errors and fraud	(44,945)	(82,554)	(49,370)	(44,945)	(82,554)	(49,370)
Expenses from actualization – Interest on own capital/Dividends	(34,530)	(59,895)	(22,729)	(34,530)	(59,895)	(22,729)
BB Personal Banking expenses	(41,615)	(66,803)	(89,606)	(41,615)	(66,803)	(89,606)
Expenses from credit card operations	(108,035)	(212,446)	(129,785)	(108,035)	(212,446)	(129,785)
Expenses from Proagro funds	(3,051)	(5,476)	(4,740)	(3,051)	(5,476)	(4,740)
Provision for devaluation of securitized credits	(25)	(34)	(170)	(3,232)	(8,028)	(7,099)
Provision for guarantees provided	(486)	(11,493)	(1,121)	(486)	(11,493)	(1,121)
Foreign exchange losses	–	(692,705)	(2,309,772)	–	(692,705)	(2,309,772)
Law 9138/95 - Restatement of funds to be returned to the Federal Treasury	(25,734)	(48,673)	(63,983)	(25,734)	(48,673)	(63,983)
Expenses from actualization - taxes and contributions on earnings	(1,449)	(22,177)	--	(4,691)	(46,419)	(881)
Securitization dekasseguis – liabilities with the SPE	(349)	(3,959)	(18,553)	--	--	--
Securitization SWIFT MT100 – liabilities with the SPE	(68,103)	(146,125)	(180,471)	--	--	--
From financial investments of clients	(15,640)	(16,676)	(752)	(15,640)	(16,676)	(752)
Other	(159,662)	(154,893)	(217,876)	(193,922)	(186,457)	(279,511)
Total	(1,491,920)	(3,405,499)	(4,249,116)	(1,464,177)	(3,355,802)	(4,119,537)

(*) In BB-Consolidated, these obligations are classified as "Foreign securities" due to the consolidation of the foreign special purpose entities.

16.f) Non-operating income

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Non-operating income	105,470	206,540	309,770	110,178	214,435	316,944
Profit on the sale of assets	39,237	63,666	99,262	39,347	63,791	99,529
Capital gains	6,423	13,157	64,165	6,439	13,382	64,333
Rental income	6,392	11,575	10,044	6,763	11,946	10,044
Valuation of other assets	22,787	57,044	64,162	23,364	57,751	64,239
Gains with shares and quotas	200	1,316	1,192	3,311	7,043	4,842
Profit on the sale of other assets	27,104	50,561	61,535	27,104	50,561	61,535
Other non-operating income	3,327	9,221	9,410	3,850	9,961	12,422
Non-operating expenses	(40,194)	(92,374)	(101,416)	(41,058)	(94,394)	(106,793)
Loss on sale of investments	(2)	(22)	(25)	(442)	(461)	(158)
Loss on sale of assets	(5,875)	(7,243)	(4,172)	(5,875)	(7,245)	(4,204)
Capital losses	(11,491)	(31,472)	(20,481)	(11,492)	(31,615)	(20,585)
Loss in value of other assets	(21,279)	(49,931)	(74,980)	(21,290)	(50,099)	(75,647)
Losses with shares and quotas	(424)	(766)	(24)	(632)	(1,828)	(4,465)
Other non-operating expenses	(1,123)	(2,940)	(1,734)	(1,327)	(3,146)	(1,734)
Total	65,276	114,166	208,354	69,120	120,041	210,151

NOTE 17 – Stockholders' Equity

17.a) Stockholders' equity of R$ 20,758,158 (R$ 16,849,764 at 12.31.2005), is equivalent to a net book value of R$ 25.15 per share (R$ 21.08 per share at 12.31.2005, considering a total of 799,359,738 common shares – disregarding treasury shares) considering a total of 825,316,423 common shares - disregarding treasury shares.The market value of the common share at 12.31.2006 was R$ 64.00 (R$ 42.20 at December 31, 2005).

17.b) Of the subscription bonuses issued by the Bank, the remaining balance of 27,028,746 "C" Bonus, that can be exercised up to the original terms – 03.31.2011 to 06.30.2011.

17.c) Capital

Capital amounted to R$ 11,912,895 (R$ 10,797,337 at December 31, 2005), totally paid-up, and comprises 825,316,423 common shares with no par value. The Federal Treasury is the controlling shareholder.

The capital increase resulted from capitalization of the Expansion Reserves and Capital Reserves and by the exercise of series "B" subscription bonuses during the period from 01/31/2006 to 06/30/2006, resolved in the Ordinary and Extraordinary General Meeting of 04/28/2006 and approved by the Monetary Authority on 07/06/2006.

17.d) Treasury shares

The Bank purchased 10,234,252,464 preferred shares, equivalent to 1.44% of the total capital, to reimburse dissident stockholders as a result of the conversion of preferred shares into common shares, approved at the Special Preferred Stockholders' Meeting held on June 7, 2002. These shares were converted into 11,257,677 common shares which remained in treasury in accordance with article 45 of Law 6,404/1976. These shares were sold in the Secondary Public Offering held from June 12 to 23, 2006.

17.e) Revaluation reserves

These reserves refer to the revaluation of assets carried out by the associated companies Kepler Weber and by the subsidiary Cobra Tecnologia S.A. The realization of reserves in the period, totaling R$ 19,290 (R$ 2,379 in 2005), was transferred to the "Retained earnings" account.

17.f) Net Income Appropriation

	2nd semester/2006	Year/2006	Year/2005
Net Income	2,155,588	6,043,777	4,153,602
Retained Earnings	19,940	20,772	3,552
Adjusted Net Income	2,175,528	6,064,549	4,157,154
Legal Reserve	107,779	302,189	207,680
Statutory Reserve (*)			
Operational Margin	602,757	719,403	124,608
Equalization of Dividends	602,757	602,757	--
Interest on own capital	681,377	1,374,414	1,367,986
Dividends	180,858	1,043,096	130,085
Expansion reserves	--	2,022,690	2,326,795
Adjusted Net Income Balance, after allocations	0	0	0

(*) The Extraordinary General Meeting, held on 12.28.2006, approved the creation of the following statutory reserves with a respective amendment to art. 42 of the Bank's Bylaws:

- Reserve for Operating Margin, with the purpose of guaranteeing an operating margin compatible with the development of the company's transactions, comprised of up to 100% of the balance of net income, up to the limit of 80% of the capital.

- Reserve for Equalization of Dividends, with the purpose of securing financial resources for the payment of dividends, comprised of up to 50% of the balance of net income, up to the limit of 20% of the capital.

17.g) Interest on own capital / Dividends

	2nd semester/2006	Year/2006	Year/2005
1. Calculation basis:	2,345,733	6,535,458	4,480,465
a) Net income for the year	2,155,588	6,043,777	4,153,602
b) Legal reserve for the year	(107,779)	(302,189)	(207,680)
c) Adjustment in retained income	736	1,481	1,172
d) Profit sharing	277,985	773,098	530,992
e) Revaluation reserve realization at subsidiaries and affiliated companies	19,203	19,290	2,379
2. Minimum statutory compulsory dividend (25% of item 1)	586,433	1,633,865	1,120,116
3. Interest on own capital imputed to dividends	561,134	1,131,871	1,143,204
4. Income Tax at source	120,243	242,543	224,782
5. Interest on own capital allocated to the stockholders (item 3 + item 4)	681,377	1,374,414	1,367,986
6. Dividends allocated to the stockholders	180,858	1,043,096	130,085
7. Total allocated to the stockholders	862,235	2,417,510	1,498,071

According to Laws n.° 9,249/1995 and 9,430/1996 and the Bank's Bylaws, Management resolved to pay Interest on Own Capital to its stockholders, imputed to the dividend value, plus additional dividends, equivalent in the 2nd semester/2006, to 40% of net income.

Interest on Own Capital and Dividends will be paid together with financial charges equivalent to the Selic rate, as from balance sheet closing until the effective payment date, pursuant to Decree n.° 2,673, of 7.16.1998, with the new wording provided by Decree n.° 3,381, of 3.13.2000.

The total amount of Interest on Own Capital for 2006 was R$ 1,374,414, which resulted in a reduction in tax expenses of R$ 467,301.

17.h) Retained Earnings

A capital budget justifying allocation to the Expansion Reserves will be submitted to the General Meeting; approving the 2006 fiscal year accounts.

17.i) Adjustment to Market value - securities & derivative financial instruments

In accordance with BACEN Circular Letters 3068/11.08.2001 and 3082/01.30.2002, this account includes the mark-to-market adjustment on available-for–sale securities, totaling R$ 382,238 (R$ 129,927 at December 31, 2005), net of tax effects, in conformity with the movement in the stockholders' equity account "Adjustments to Mark-to-Market – Securities and Derivatives":

Available-for–sale securities	12.31.2005 Balance	Net changes in the year	12.31.2006 Balance
Multiple Bank	58,929	154,182	213,111
Subsidiaries and affiliates	109,046	180,546	289,592
Tax effects	(38,048)	(82,417)	(120,465)
Total	129,927	252,311	382,238

Available-for–sale securities	31.12.2004 Balance	Net changes in the year	12.31.2005 Balance
Multiple Bank	74,362	(15,432)	58,929
Subsidiaries and affiliates	11,118	97,929	109,046
Tax effects	(42,895)	4,845	(38,048)
Total	42,585	87,342	129,927

17.j) Shareholding positions

As prescribed in paragraphs IV, V, VI and VII of Article 40 of the Bank's by-laws, the shareholding positions are as follows:

Paragraph IV: Shareholdings at 12.31.2006 of all those who hold, directly or indirectly, more than 5% of capital:

Shareholders	Total shares	% Total
Federal Treasury	566,778,036	68.7
Banco do Brasil Employees Retirement Fund (PREVI)	94,415,335	11.4
BNDESPar (*)	41,604,052	5.0
Other shareholders	122,519,000	14.9
Total	825,316,423	100.0

(*) Related party to the controlling shareholder

Paragraph V: number and characteristics of the securities issued by the Bank and directly or indirectly held by the controlling stockholder, management and members of the Fiscal Council; and

Paragraph VI: changes in ownership of the parties referred to in the previous paragraph of these securities during the preceding twelve months:

Controlling Group	12.31.2006	12.31.2005
Federal Treasury	566,778,036	584,778,036
PREVI	94,415,335	112,415,335
BNDESPar	41,604,052	46,604,052
Total	702,797,423	743,797,423

Board of Directors	Position	Common Shares		C Bonds	
		31.12.06	31.12.05	31.12.06	31.12.05
Bernard Appy	President	01	01	--	--
Antônio Francisco de Lima Neto	Vice-President	01	--	--	--
Carlos Augusto Vidotto	Counselor	02	02	--	--
Francisco Augusto da Costa e Silva	Counselor	02	02	--	--
João Carlos Ferraz	Counselor	02	02	--	--
José Carlos Rocha Miranda	Counselor	01	01	--	--
Tarcísio José Massote de Godoy	Counselor	01	01	--	--

Fiscal Council	Position	Common Shares		C Bonds	
		31.12.06	31.12.05	31.12.06	31.12.05
Otavio Ladeira de Medeiros	President	--	--	--	--
Agostinho Wagner Guimarães Gomes	Member	--	--	--	--
Eduardo Grande Bittencourt	Member	--	--	--	--
Eustáquio Wagner Guimarães Gomes	Member	--	--	--	--
José Luiz Gomes Rôlo	Deputy	--	--	--	--
Alfredo Luiz Buso	Deputy	--	--	--	--
Daniel Sigelmann	Deputy	--	--	--	--
Egon Handel	Deputy	--	--	--	--
Marcos Machado Guimarães	Deputy	--	--	--	--

Executive Board of Directors	Position	Common Shares		C Bonds	
		12.31.06	12.31.05	12.31.06	12.31.05
Antônio Francisco de Lima Neto	President (substitute)	01	--	--	--
Adézio de Almeida Lima	Vice-President	02	02	01	01
Aldo Luiz Mendes	Vice-President	126	--	--	--
Aldemir Bendine	Vice-President (Substitute)	--	--	--	--
José Maria Rabelo	Vice-President	20	20	10	10
Luiz Oswaldo Sant'Iago Moreira de Souza	Vice-President	02	02	01	01
Manoel Gimenes Ruy	Vice-President (Substitute)	14	14	06	06
Ricardo Alves da Conceição	Vice-President	715	371	185	185

Directors	Position	Common Shares		C Bonds	
		12.31.06	12.31.05	12.31.06	12.31.05
Augusto Braúna Pinheiro	Director	--	--	--	--
Clara da Cunha Lopes	Director	114	--	--	--
Derci Alcântara	Director	1,182	33	16	16
Francisco Cláudio Duda	Director	461	2	1	1
Glauco Cavalcante Lima	Director	28	22	11	11
Izabela Campos Alcântara Lemos	Director	114	--	--	--
José Carlos Soares	Director	914	219	10	10
Renê Sanda	Director	03	03	01	01
Juraci Masiero	Director	229	--	--	--
Luiz Gustavo Braz Lage	Director	--	--	--	--
Maria da Glória Guimarães dos Santos	Director	--	--	--	--
Maria da Graça França	Director	114	--	--	--
Maurício Doff Sotta	Director	150	1	--	--
Milton Luciano dos Santos	Director	--	--	--	--
Nilo José Panazzolo	Director	459	--	--	--
Nilson Martiniano Moreira	Director	--	--	--	--
Paulo Euclides Bonzanini	Director	6	--	--	--
Paulo Rogério Caffarelli	Director	183	--	--	--
Ricardo José da Costa Flores	Director	24	19	9	9
Sandro Kohler Marcondes	Director	230	1	--	--
Sérgio Ricardo Miranda Nazaré	Director	114	--	--	--
William Bezerra Cavalcanti Filho	Director	114	--	--	--
Internal Audit					
José Luis Prola Salinas	Auditor	114	--	--	--
Statutory Auditor – Audit Committee					
José Danúbio Rozo	Coordinator	--	--	--	--
José Antonio Guarnieri	Member	459	--	--	--
Flavio Fernando da Fontoura Ferreira	Deputy	459	--	--	--

Paragraph VII - number of shares in the market and percentage in relation to the total issued:

BB shares	Number	%
Market *	825,316,423	100,00
Total issued	825,316,423	100,00

(*) As per Law No 6404.

NOTE 18 – Income Tax and Social Contribution on Net Income

18.a) Details of calculation basis

	BB-Consolidated					
	2nd semester/2006		Year/2006		Year/2005	
	Income tax	Social contribution	Income tax	Social contribution	Income tax	Social contribution
a) Profit before taxation and after employee profit sharing:	3,406,984	3,406,984	6,460,158	6,460,158	7,448,595	7,448,595
- Profit before taxation	3,197,074	3,197,074	6,316,456	6,316,456	7,240,563	7,240,563
- Net income of foreign entities	(277,024)	(277,024)	(402,876)	(402,876)	(444,580)	(444,580)
- Intercompany eliminations	765,132	765,132	1,319,149	1,319,149	1,182,081	1,182,081
- Employee profit sharing	(278,198)	(278,198)	(772,571)	(772,571)	(529,469)	(529,469)
b) Permanent additions/(deductions):	(1,672,219)	(1,664,101)	(2,951,107)	(2,935,459)	(2,596,835)	(2,584,245)
- Equity in the (earnings)/loss of subsidiary and associated companies	(1,005,955)	(1,005,955)	(1,575,020)	(1,575,020)	(1,067,865)	(1,067,865)
- Interest on own capital	(681,377)	(681,377)	(1,374,414)	(1,374,414)	(1,367,986)	(1,367,986)
- Non-deductible expenses and provisions	290,256	290,255	565,724	565,721	386,025	386,021
- Other additions/(deductions)	(275,143)	(267,024)	(567,397)	(551,746)	(547,009)	(534,415)
c) Temporary additions/(deductions):	3,229,455	3,259,574	7,077,461	7,297,155	4,790,250	4,780,654
- Allowance for loan losses	3,065,746	3,068,087	7,129,455	7,170,460	5,416,154	5,416,154
- Provision for losses on securities and investments	96	96	131	131	6,815	6,815
- Provision for pension liabilities	95,092	95,092	40,623	40,623	(2,004,902)	(390,652)
- Provision for labor claims, tax contingencies and contingent liabilities	79,966	79,966	249,739	249,739	143,226	222,868
- Amortization of goodwill on investments	796	–	1,591	–	1,591	–
- Other additions/(deductions)	(12,241)	16,333	(344,078)	(163,798)	(386,884)	(474,531)
d) Other adjustments: additions/(deductions):	(2,067,344)	(2,071,959)	(3,508,824)	(3,514,665)	(2,417,761)	(2,420,852)
- Foreign profits	247,838	247,838	247,838	247,838	304,366	304,366
- Adjustment - BACEN Resolution 2682/1999 and Law 9430/9,430	(2,311,303)	(2,311,303)	(3,751,810)	(3,751,810)	(2,438,257)	(2,723,559)
- Other	(3,879)	(8,494)	(4,852)	(10,693)	1,432	(1,659)
e) Taxable income	2,896,876	2,930,498	7,077,688	7,307,189	7,224,249	7,224,152
f) Income tax/social contribution:	671,412	256,170	1,704,519	650,779	1,751,505	648,367
- Rate of 15% / 9%	437,153	263,808	1,068,259	658,417	1,090,298	653,269
- Additional 10%	291,399	–	712,101	–	726,793	–
- Tax incentives	(27,515)	–	(46,216)	–	(39,915)	–
- Income tax on profits of foreign entities	(29,625)	(7,638)	(29,625)	(7,638)	(25,671)	(4,902)

18.b) Details of income tax and social contribution expense

	BB-Consolidated					
	2nd semester/2006		Year/2006		Year/2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Present values	(693,264)	(256,170)	(1,745,739)	(650,779)	(1,782,560)	(648,686)
- Domestic income tax and social contribution	(671,412)	(256,170)	(1,704,519)	(650,779)	(1,752,368)	(648,686)
- Foreign income tax	(21,852)	–	(41,220)	–	(30,192)	–
b) Deferred tax liabilities	(88,848)	(27,942)	(225,086)	(74,200)	(191,197)	(67,334)
- (Provision)/reversal of deferred income tax on the adjustment of the portfolio and depreciation (leasing operations)	(7,736)	–	(13,576)	–	(6,330)	–
- (Provision)/reversal of provision for deferred taxes - positive MTM	(2,729)	(1,987)	(29,920)	(10,491)	(4,263)	(1,418)
- (Provision)/reversal of deferred income tax on the sale of investments in installments (BB-BI)	–	–	272	98	341	123
- (Provision)/reversal of the provision for deferred taxes - restatement of judicial deposits	(81,727)	(29,422)	(170,963)	(61,547)	(175,626)	(63,226)
- (Provision)/reversal of provision for deferred taxes - Net income abroad	19,708	8,539	–	–	–	–
- (Provision)/reversal of provision for deferred income tax on transactions carried out in the futures market	(16,364)	(5,072)	(10,899)	(2,260)	(5,319)	(2,813)
c) Provision (a+b)	(782,112)	(284,112)	(1,970,825)	(724,979)	(1,973,757)	(716,020)
d) Deferred tax credits	228,181	76,911	2,187,632	1,012,320	137,431	(1,209)
- Recording/(reversal) of tax credits on temporary differences	9,782	58	16,322	2,785	(1,905)	(116)
- (Recording)/reversal of tax credit on income tax and social contribution losses	210,822	75,971	2,124,396	994,020	140,868	(1,093)
- (Recording)/reversal of tax credits - negative MTM	36,359	12,167	46,914	15,515	(1,532)	–
Recording/(Reversal) of Tax Credits on Transactions carried out in the Futures Market	(28,782)	(11,285)	–	–	–	–
e) Total income tax and social contribution expense (c+d)	(553,931)	(207,201)	216,807	287,341	(1,836,326)	(717,229)

18.c) Reconciliation of income tax and social contribution expense

	BB – Consolidated		
a) Income tax	2nd semester/2006	Year/2006	Year/2005
Profit before taxation and profit sharing	3,197,074	6,316,456	7,240,563
- Total income tax charge (rate of 25%)	(799,269)	(1,579,114)	(1,810,141)
- Charges from Interest on Own Capital	170,344	343,604	341,996
- Effects of non-taxable income	498,315	855,555	932,812
- Effects of non-deductible expenses	(1,080,370)	(2,373,764)	(2,018,926)
- Effects of foreign profits	(48,834)	(70,518)	(82,466)
- Employee profit sharing	69,005	192,309	132,367
- Deferred charges on mark-to-market adjustments	(268)	(1,421)	155
- Other	609,631	2,803,940	627,962
- Fiscal incentives (workers meal program, culture and others)	27,515	46,216	39,915
Income tax expense	(553,931)	216,807	(1,836,326)
b) Social contribution			
Profit before taxation and profit sharing	3,197,074	6,316,456	7,240,563
- Total social contribution charge (rate of 9%)	(287,737)	(568,481)	(651,651)
- Charges from Interest on Own Capital	61,324	123,697	123,119
- Effects of non-taxable income	179,166	300,337	328,407
- Effects of non-deductible expenses	(388,894)	(854,066)	(726,244)
- Effects of foreign profits	(14,668)	(14,668)	(22,491)
- Employee profit sharing	24,842	69,231	47,654
- Deferred charges on mark-to-market adjustments	(96)	(511)	54
- Other (*)	218,862	1,231,802	183,923
Social contribution expense	(207,201)	287,341	(717,229)

(*) Tax credit from timing differences recorded.

18.d) Judicial Proceeding: Interest on Own Capital Tax Benefit

In February 1998, the Bank filed a legal request for full offset of prior year income tax and social contribution against taxable income. Since then, the Bank has offset these tax losses in full against income tax and social contribution expenses from taxable income and has made judicial deposits of the taxes otherwise due (70% of the amount offset). These deposits prompted the Federal District 16th Court to issue a dispatch recognizing the suspension of payment of these taxes until final judgment of the Bank's request, based on article 151, II, of the Tax Code.

The amounts relating to this matter are as follows:

	12.31.2006	12.31.2005
a) Judicial deposits	8,667,829	7,534,554
- Original amounts	5,734,117	5,294,110
- Restatement	2,933,712	2,240,444
b) 70% thereof	5,576,414	5,169,336
- Income tax losses incurred up to December 31, 1994	739,067	739,067
- Income tax losses incurred after December 31, 1994	2,262,966	2,262,966
- Social contribution losses incurred up to December 31, 1994	356,007	356,007
- Social contribution losses incurred after December 31, 1994	560,880	560,880
- Social contribution to offset (temporary differences up to 1998)	1,657,494	1,250,416

c) The offset of income tax and social contribution losses results in the reduction of the deferred tax credits.

d) The provision relating to the judicial deposit, recorded in Provision for losses on assets without loan characteristics, amounts to R$ 2,933,712 thousand. Management considers this provision sufficient based on the status of the lawsuit at December 31, 2006.

e) In the event of an unfavorable decision to the extraordinary appeal, which was accepted by the President of the Federal Regional Court - First Region on November 26, 2001, and submitted to the Federal Supreme Court for judgment, the deposits equivalent to the amount of taxes determined to be payable will be transferred to the Federal Revenue Secretariat, and the amount of these deposits, net of the provision recorded, will be expensed. The recording of the related tax credits as income will depend on an analysis of their future realization in up to 10 years, as defined by CMN Resolution 3,355/2006.

f) In September 2005, the Bank offset the balance of the tax losses and related tax credits recorded as assets. From October 2005, the income tax has been fully paid.

NOTE 19 – Tax Credits

19.a) Tax credits recorded as assets

	BB-Consolidated			
	12.31.2006		12.31.2005	
	Income Tax	Social contribution	Income tax	Social contribution
Nature and origin:				
a) Income tax and social contribution losses	225,452	56,897	160,165	25,947
a.1) Rate (%)	25	9	25	9
a.2) Tax credit recorded	56,363	5,121	40,041	2,335
b) Timing differences	20,755,759	20,674,678	14,141,943	11,513,782
b.1) Rate (%)	25	9	25	9
b.2) Tax credit recorded	5,188,940	1,860,721	3,535,486	1,036,240
c) Negative mark-to-market adjustments	188,004	180,858	165,137	158,824
c.1) Rate (%)	25	9	25	9
c.2) Tax credit recorded	47,001	16,277	41,284	14,294
d) Social contribution to offset	--	1,410,642	--	2,001,226
e) Negative futures market adjustments	--	--	--	--
e.1) Rate (%)	25	9	--	--
e.2) Tax credit recorded	--	--	--	--
f) Tax credits abroad	9,868	--	4,116	--
g) Total income tax and social contribution tax recorded (a.2 + b.2 + c.2 + d + e.2 + f)	5,302,172	3,292,761	3,620,927	3,054,095
	Pasep	Cofins	Pasep	Cofins
h) Negative mark-to-market adjustments	195,715	195,715	178,041	178,041
h.1) Rate (%)	0.65	4	0.65	4
h.2) Tax credit recorded	1,272	7,829	1,157	7,122
i) Negative futures market adjustments	--	--	87,696	87,696
i.1) Rate (%)	0.65	4	0.65	4
i.2) Tax credit recorded	--	--	570	3,508
j) Total PASEP and COFINS credits recorded (h.2 + i.2)	1,272	7,829	1,727	10,630
k) Total tax credits recorded (g + j)	5,303,444	3,300,590	3,622,654	3,064,725

19.b) Tax credits not recorded as assets

	BB-Consolidated			
	12.31.2006		12.31.2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution
Nature and origin:				
a) Income tax and social contribution losses	101,814	49,119	123,709	82,150
a.1) Rate (%)	25	9	25	9
a.2) Tax credits not recorded	25,454	4,421	30,927	7,393
b) Timing differences	30,725	14,372	5,043,681	7,492,913
b.1) Rate (%)	25	9	25	9
b.2) Tax credits not recorded	7,681	1,294	1,260,920	674,362
c) Negative mark-to-market adjustments	--	--	4,932	4,932
c.1) Rate (%)	25	9	25	9
c.2) Tax credits not recorded	--	--	1,233	444
d) Accounting losses of foreign entities in countries with favorable taxation	247,734	247,734	399,623	399,623
d.1) Rate (%)	25	9	25	9
d.2) Tax credits not recorded	61,934	22,295	99,906	35,966
e) Tax credits abroad	53,743	--	68,105	--
f) Total income tax and social contribution credits not Recorded (a.2 + b.2 + c.2 + d.2 + e)	148,812	28,010	1,461,091	718,165

	Pasep	Cofins	Pasep	Cofins
g) Negative mark to market adjustments	--	--	--	--
g.1) Rate (%)	0.65	4	0.65	4
g.2) Tax credits	--	--	--	--
h) Total PASEP and COFINS tax credits not recorded (g.2)	--	--	--	--
i) Total tax credits not recorded (f + h)	148,812	28,010	1,461,091	718,165

19.c) Constitution and write-offs during the period

Tax credits recorded during the period — BB-Consolidated

	12.31.2006		12.31.2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) On income tax and social contribution losses	16,322	2,785	5,080	--
b) On timing differences	1,657,103	825,344	3,959	1,446
c) On negative mark-to-market adjustments	5,716	2,013	24,426	9,028
d) Tax credits abroad	5,752	--	--	--
e) Negative futures market adjustments market adjustments	--	--	--	--
f) Total income tax and social contribution tax recorded (a + b + c + d + e)	1,684,893	830,142	33,465	10,474
	Pasep	Cofins	Pasep	Cofins
g) Relating to negative mark-to-market adjustments	119	727	950	5,847
h) Relating to negative futures market adjustments	--	--	--	--
i) Total tax credits recorded (f + g + h)	1,685,012	830,869	34,415	16,321

Write-offs in the period — BB-Consolidated

	12.31.2006		12.31.2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Relating to income tax & social contribution losses	--	--	1,133,965	1,092
b) Relating to timing differences	3,649	864	5,864	1,562
c) Relating to social contribution to offset (MP No. 1858/1999)	--	590,583	--	600,069
d) Relating to negative mark-to-market adjustments	--	29	6,622	2,329
e) Tax credits abroad	--	--	6,588	--
f) Total IRPJ and CSLL tax credit write-offs (a + b + c + d + e)	3,649	591,476	1,153,039	605,052
	Pasep	Cofins	Pasep	Cofins
g) Relating to negative mark-to-market adjustments	3	20	176	1,085
h) Relating to negative futures market adjustments	570	3,508	--	--
i) Total tax credits reversed (f+ g + h)	4,222	595,004	1,153,215	606,137

19.d) Deferred tax liabilities

	BB-Consolidated			
	12.31.2006		12.31.2005	
	Income Tax	Social Contribution	Income Tax	Social Contribution
a) Arising from sale of investments	--	--	272	98
b) Arising from mark-to-market adjustments	119,207	42,917	74,383	26,778
c) Arising from leasing portfolio adjustment	49,343	--	35,913	--
d) Arising from tax incentive depreciation	--	--	3	--
e) Entities abroad	2,306	--	1,349	--
f) Arising from restatement of judicial deposits *	--	--	299,979	107,992
g) Arising from foreign profits	--	--	--	--
h) Arising from futures market transactions	16,364	5,073	5,319	2,813
i) Total reversals of income tax and social contribution tax credits (a + b + c + d + e + f + g + h)	187,220	47,990	417,218	137,681
	Pasep	Cofins	Pasep	Cofins
j) Arising from mark-to-market adjustments	3,251	20,004	2,028	12,482
k) Arising from restatement of judicial deposits	12,842	79,025	8,180	50,337
l) Arising from futures market transactions	384	2,364	213	1,311
l) Total deferred tax liabilities (i + j + k + l)	203,697	149,383	427,639	201,811

(*) Deferred taxes (IRPJ and CSLL) on the restatement of judicial deposits were offset against the tax credits originating from the provision formed in an amount identical to the aforementioned restatement, pursuant to § 2, item II, art. 1 of Resolution Bacen/CMN n ° 3,059/2002.

19.e) Estimates of the realization of tax credits recorded (tax losses, timing differences, negative mark-to-market adjustments on derivatives and social contribution available for offset)

	Bank	
	12.31.2006	
	Nominal Value	Present Value
In 2007	2,002,000	1,920,000
In 2008	2,144,000	1,945,000
In 2009	1,445,000	1,202,000
In 2010	1,325,000	1,088,000
In 2011	1,498,000	1,210,000
Total tax credits	8,414,000	7,365,000

In 2006, tax credits were realized in Banco do Brasil S.A. in the amount of R$ 2,499,723, corresponding to 121.76% of the consumption forecast demonstrated in the technical study carried out at 12.31.2005 (R$ 2,053,000).

The above estimates for the realization of tax credits were based on a technical study carried out as of 12.31.2006.

19.f) Other information

19.f 1) The tax credits were recorded at the current rates calculated on their respective bases, and the recording, maintenance and reversal/use of the credits, is in accordance with Resolution 3059, of December 20, 2002, of the National Monetary Council (changed to Resolution CMN 3355, of March 31, 2006).

19.f 2) The tax credits recorded include Social Contribution to offset relating to tax credits calculated at the rate of 18% on tax losses and temporary differences existing on December 31, 1998. Article 8 of Provisional Measure (MP) 2158-35/2001 reduced the rate of social contribution from 18% to 8% and authorized the maintenance of this credit classified in Other Receivables - Sundry. At December 31, 2006, the balance of this account amounted to R$ 1,410,642.
Since January 1, 2003, the rate for social contribution on net income is 9%, in conformity with Law 10637 of December 30, 2002.

19.f 3) The projections of utilization of tax credits recorded as assets in the Banco do Brasil S.A. are classified in two groups. The first arises from tax losses (income tax and social contribution on net income losses) and Social Contribution on Net Income (CSLL) to offset, whose usage projections are linked to the ability to generate IRPJ and CSLL taxable income in future years. The second group arises from temporary differences, whose usage arises from changes in the provisions (estimates of realization, reversals, write-offs and use).

19.f.4) In September 2005, Banco do Brasil S.A. offset the balance of the IRPJ tax credits arising from tax losses. The realization of the nominal amounts of the other tax credits recorded as assets, based on a technical study prepared by the Multiple Bank (as of December 31, 2006), is estimated to occur in five years, as follows:

	CSLL to offset	**Temporary differences**
In 2007	42%	20%
In 2008	55%	20%
In 2009	3%	19%
In 2010	--	19%
In 2011	--	22%

This study also shows the tax credits recorded as assets at present values based on the average funding rate of the Bank.

19.f.5) The Bank has recorded IRPJ, CSLL, Pasep and Cofins tax credits on the negative mark-to-market adjustments of securities and derivative financial instruments recorded in a separate account in Stockholders' equity (Note 3, items "d" & "e").

IRPJ, CSLL, Pasep and Cofins deferred tax liabilities have been recorded on the positive mark-to-market adjustments of securities and derivative financial instruments recorded in income and the separate account in Stockholders' equity (Note 3, items "d" and "e").

19.f.6) The Bank has recorded IRPJ, CSLL, PASEP and COFINS tax credits on the net negative adjustment of operations recorded in futures markets during the period from 01.01.2005 to 02.28.2006 (effective term of taxation on the cash basis as per art. 32 of Law 11,051/2004 and art. 110 of Law 11,196/2005). Assets will vary to he extent that operations generating these adjustments are liquidated.

NOTE 20 – Equity in the Earnings (Loss) of Subsidiary and Associated Companies

Significant investments in Brazil and abroad are recorded using the equity method, in conformity with BACEN and CVM instructions, and are classified in an investment account in the permanent assets group.

The equity accounting adjustments were recorded in the account "Equity in the earnings (loss) of subsidiary and associated companies" as follows:

20.a) BB - Domestic and Foreign branches

DESCRIPTION	Realized Capital Stock	Adjusted Shareholders Equity	Our Interest %	Dividends/ JCP	Equity Income Result: Operational	Equity Income Result: Exchange Variation	Book Value 12.31.2006	Book Value 12.31.2005
SUBSIDIARIES								
BAMB Brasilian American Merchant Bank	515,114	641,791	100.00	–	82,842	(98,660)	641,791	1,415,406
Banco do Brasil AG. Viena (Austria)	53,030	87,557	100.00	–	4,603	1,513	87,557	81,441
BB Leasing Company Ltd.	–	77,367	100.00	–	5,381	(6,828)	77,367	78,813
BB Administradora de Cartões de Crédito S.A.	9,300	24,603	100.00	–	(55)	–	24,603	24,883
BB Administradora de Consórcios S.A.	14,100	15,696	100.00	13,424	24,970	–	15,696	14,447
BB Corretora de Seguros e Administradora de Bens S.A.	26,918	35,010	100.00	57,547	58,858	–	35,010	35,010
BB Administração de Ativos - Distribuidora de Títulos e Valores Mobiliários S.A.	99,628	120,856	100.00	167,899	316,929	–	120,856	118,383
BB Banco de Investimento S.A.	1,589,399	1,812,147	100.00	315,162	623,989	–	1,812,147	1,714,940
BB Leasing S.A. – Arrendamento Mercantil	61,860	62,719	100.00	16,318	54,013	–	62,719	25,023
BB Banco Popular do Brasil S.A.	144,529	16,342	100.00	–	(40,476)	–	16,342	28,847
Cobra Tecnologia S.A. (A)	17,183	–	99.35	700	(56,017)	–	–	–
ASSOCIATED COMPANIES								
Cadam S.A. (B)	183,904	349,409	21.64	–	(1,612)	–	75,612	77,225
SUBTOTAL	–	–	–	571,050	1,073,425	(103,975)	2,969,700	3,614,418
Abroad								
Foreign exchange gain/losses in branches	–	–	–	–	–	(147,310)	–	–
Increase/decrease in stockholders' equity arising from other movements.	–	–	–	–	(2,169)	–	–	–
Total	–	–	–	571,050	1,071,256	(251,285)	2,969,700	3,614,418

(A) Information regarding balance sheet at October/2006.
(B) Information regarding balance sheet at November/2006.

20.b) BB – Consolidated

DESCRIPTION	Realized Capital Stock	Adjusted Shareholders Equity	Interest %	Dividends/ JCP	Equity Income Result: Operational	Equity Income Result: Exchange Variation	(Goodwill) Negative -Goodwill	Book Value 12.31.2006	Book Value 12.31.2005
1) Interest – Banco do Brasil S.A.									
SUBSIDIARIES									
BB Administradora de Cartões de Crédito S.A.	9,300	24,603	100.00	–	(55)	–	–	24,603	24,883
BB Administradora de Consórcios S.A.	14,100	15,696	100.00	13,424	24,970	–	–	15,696	14,447
BB Corretora de Seguros e Administradora de Bens S.A.	26,918	35,010	100.00	57,547	58,858	–	–	35,010	35,010
Cobra Tecnologia S.A. (A)	17,183	–	99.35	700	(56,017)	–	–	–	–
ASSOCIATED COMPANIES									
Cadam S.A.(B)	183,904	349,409	21.64	–	(1,612)	–	–	75,612	77,225
SUBTOTAL (1)	–	–		71,671	26,144	–	–	150,921	151,565
2) Interest - BB Banco de Investimento									
ASSOCIATED COMPANIES (B)									
Brasilseg Participações S.A / BrasilVeículos Cia de Seguros (D) (E)	132,431	236,394	70.00	38,131	32,561	–	–	165,476	148,790
Cia. de Seguros Aliança do Brasil S.A.	129,861	317,341	70.00	85,306	117,131	–	–	222,139	190,251
Brasilprev	77,687	297,073	49.99	51,611	76,046	–	(1,507)	150,015	127,065
Brasilcap	79,054	194,157	49.99	84,779	62,959	–	–	97,059	99,994
Brasilsaúde	39,726	45,097	49.92	5,829	4,629	–	111	22,401	23,601
Cia. Brasileira de Meios de Pagamento	74,534	378,602	32.00	189,862	190,324	–	–	121,265	120,804
Seguradora Brasileira de Crédito à Exportação	9,165	16,960	12.088	290	318	–	–	2,050	2,022
Itapebi (F)	150,000	225,269	19.00	17,400	15,008	–	–	42,801	45,193
Kepler Weber (G)	86,230	(50,116)	24.38	–	(31,317)	–	–	1,055	19,100
Cia. Brasileira de Soluções e Serviços (H)	8,720	51,332	40.345	–	11,195	–	–	17,617	6,422
Ativos S.A	4,577	24,353	74.50	26,612	25,386	–	–	18,439	19,665
BAF S.A., "in liquidation"(I)	203,498	4,369	100.00	–	–	–	–	4,369	4,369
SUBTOTAL (2)	–	–	–	499,820	504,240	–	(1,396)	864,686	807,276
3) BAMB-Brasilian American Merchant Bank									
SUBSIDIARIES									
BB Tur – Viagens e Turismo Ltda.	9,633	8,978	99.00	–	(979)	906	–	8,888	12,246
Ativos S.A.	4,577	24,353	25.50	–	7,787	160	–	5,914	6,623
Other	–	–	–	–	–	–	–	–	2
SUBTOTAL (3)	–	–	–	–	6,808	1,066	–	14,802	18,871
4) Interest - BB Leasing Company Ltd.									
ASSOCIATED COMPANY									
BB Tur – Viagens e Turismo Ltda.	9,633	8,978	1.00	–	(1)	–	–	90	124
SUBTOTAL (4)	–	–	–	–	(1)	–	–	90	124

5) Interest - BB Administração de Ativos - Distribuidora de Títulos e Valores Mobiliários S.A									
ASSOCIATED COMPANY - (not valued on the equity method)									
Pronor (J)	154,686	219,941	12.02	–	3,178	–	–	26,437	20,722
SUBTOTAL (5)	–	–	–	–	3,178	–	–	26,437	20,722
Abroad									
Foreign exchange gain/losses in branches	–	–	–	–	–	(147,310)	–	–	–
Foreign exchange gain/losses in subsidiaries	–	–	–	–	–	(103,975)	–	–	–
Increase/decrease in stockholders' equity arising from other movements,	–	–	–	–	(2,169)	–	–	–	–
Total	–	–	–	571,491	538,200	(250,219)	(1,396)	1,056,936	998,558

(A) Information regarding balance sheet at October/2006.
(B) Information regarding balance sheet at November/2006.
(C) The goodwill recorded on the acquisition of investments was based on the estimate of future profitability and the negative goodwill was based on other economic factors
(D) At 12.15.2006, Brasilseg Participações S.A. was taken over by Brasilveículos Cia. de Seguros
(E) The Stockholders´ Equity is adjusted for the Interest on Own Capital distributed in December/2006.
(F) Equity in the earnings of subsidiary and associated companies is adjusted with investments in fiscal incentives of the period.
(G) A provision was established in the amount of R$ 13,273 due to the devaluation of the investment.
(H) In Adjusted Stockholders´ Equity, we have not considered in the equity calculation the amount of R$ 7,665 of Capital Reserves related to a share bonus, as the bonus is recorded within the securities of the company.
(I) The agreements for dissolution of the partnership in Maxblue Américas Holdings S.A. were signed on 12.19.2003, whereby BB BI assigned its 49.90% interest in the Company in exchange for a 100% interest in Maxblue DTVM S.A. The Extraordinary General Meeting held on 5.12.2004 changed the corporate name of Maxblue DTVM S.A. to "Brasil Aconselhamento Financeiro e DTVM S.A". The Extraordinary General Meeting held on 7.26.2004 approved an amendment to the bylaws, changing the corporate name to "Brasil Aconselhamento Financeiro S.A.", and its business purpose, aiming for disqualification as a DTVM. The Ordinary General Meeting of 4.30.2005 decided on the extra-judicial liquidation of the company. As of the 2nd semester/2005, we ceased to record the investment using the equity method. A provision for loss of R$ 3,920 thousand was mantained.
(J) As from November 2006, we started to evaluate the investment by the equity method due to the interest percentage of 12.02%.

NOTE 21 – Related-party Transactions

The transactions carried out between the group companies are as follows:

	12.31.2006		12.31.2005	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Cash and cash equivalents	125	--	4,947	--
Foreign subsidiaries	125	--	4,947	--
Short-term interbank investments	1,902,091	510,758	3,462,333	285,449
Foreign subsidiaries	1,027,692	379,612	2,936,388	216,762
BB Banco de Investimento S.A.	--	29,899	--	--
BB Leasing S.A. – Arrendamento Mercantil	773,614	100,689	445,945	68,687
BB Banco Popular do Brasil S.A.	100,785	558	80,000	--
Securities	723	1,852	176,171	(4,012)
Foreign subsidiaries	--	2,405	--	--
BB Banco de Investimento S.A.	35	--	--	--
BB Leasing S.A. – Arrendamento Mercantil	688	--	7	--
BB Administração de Ativos – DTVM S.A.	--	(123)	--	(59)
BB Administradora de Cartões de Crédito S.A.	--	(430)	--	(2,843)
BB Administradora de Consórcios S.A.	--		--	(1,110)
Dollar Diversified Payment Rights Finance Company	--	--	176,164	--
Loan operations	69,007	8,592	92,820	364,845
Foreign subsidiaries	--	2,114	--	1,278
BB Leasing S.A. – Arrendamento Mercantil	68,573	6,306	69,464	13,259
BB Administração de Ativos – DTVM S.A.	434	172	386	350,308
Cobra Tecnologia S.A.	--	--	22,970	--
Other receivables	809,012	--	591,565	--
BB Banco de Investimento S.A.	316,002	--	277,692	--
BB Leasing S.A. – Arrendamento Mercantil	19,959	--	2,644	--
BB Administração de Ativos – DTVM S.A.	170,943	--	148,380	--
BB Administradora de Cartões de Crédito S.A.	3	--	269	--
BB Corretora de Seguros e Administradora de Bens S.A.	82,844	--	79,810	--
Cobra Tecnologia S.A.	679	--	711	--
BB Banco Popular do Brasil S.A.	3,997	--	13,579	--
BB Administradora de Consórcios S.A.	14,071	--	1,623	--
Brasil Aconselhamento Financeiro S.A.	--	--	100	--
BB Tur Viagens e Turismo Ltda.	19,645	--	14,917	--
Ativos S.A.	167	--	234	--
Dollar Diversified Payment Rights Finance Company	180,702	--	2	--
Nikkei Remittance Rights Finance Company	--	--	51,604	--
Demand deposits	(50,628)	--	(6,007)	--
Foreign subsidiaries	(278)	--	(95)	--
BB Banco de Investimento S.A.	(4,450)	--	(112)	--
BB Leasing S.A. – Arrendamento Mercantil	(23)	--	(32)	--
BB Administração de Ativos – DTVM S.A.	(1,780)	--	(556)	--
BB Administradora de Cartões de Crédito S.A.	(21)	--	(42)	--
BB Corretora de Seguros e Administradora de Bens S.A.	(177)	--	(806)	--
BB Tur Viagens e Turismo Ltda.	(272)	--	(3,540)	--
Cobra Tecnologia S.A.	(43,185)	--	(775)	--
Brasil Aconselhamento Financeiro S.A.	--	--	(21)	--
BB Administradora de Consórcios S.A.	(12)	--	(2)	--
Ativos S.A.	(430)	--	(26)	--

NOTE 21 – Related-party Transactions (cont.)

	12.31.2006		12.31.2005	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Interbank deposits	(9,878,433)	--	(9,450,135)	--
Foreign subsidiaries	(9,878,433)	--	(9,450,135)	--
Deposits received under security repurchase agreements	(1,045,077)	(117,752)	(1,052,577)	(177,821)
Foreign subsidiaries	(82,806)	--	(47,363)	--
BB Banco de Investimento S.A.	(125,987)	(29,595)	(296,491)	(81,413)
BB Leasing S.A. – Arrendamento Mercantil	(26,749)	(243)	--	(257)
BB Administração de Ativos – DTVM S.A.	(445,770)	(53,825)	(362,600)	(61,545)
BB Administradora de Cartões de Crédito S.A.	(116,475)	(6,193)	(132,790)	(2,518)
BB Corretora de Seguros e Administradora de Bens S.A.	(174,321)	(20,460)	(168,563)	(22,465)
BB Banco Popular do Brasil S.A.	(11,595)	(3,719)	(15,008)	(6,866)
BB Administradora de Consórcios S.A.	(36,351)	(3,717)	(21,130)	(2,089)
Brasil Aconselhamento Financeiro S.A.	--	--	(6,594)	(215)
BB Tur Viagens e Turismo Ltda.	--	--	(2,038)	(453)
Cobra Tecnologia S.A.	(25,023)	--	--	--
Funds from acceptance and issue of securities	(32,924)	--	(30,154)	--
Foreign subsidiaries	(32,924)	--	(30,154)	--
Foreign borrowings	(1,533,056)	(4,908)	(2,963,122)	(10,576)
Foreign subsidiaries	(1,533,056)	(4,908)	(2,963,122)	(10,576)
Foreign onlendings	(3,344,496)	--	(587,075)	--
Foreign subsidiaries	(3,344,496)	--	(587,075)	--
Derivative financial instruments	(2,920)	788	(1,190)	30,114
Foreign subsidiaries	(632)	--	(736)	27,246
BB Banco de Investimento S.A.	--	35	--	1,372
BB Leasing S.A. – Arrendamento Mercantil	--	712	--	1,496
BB Administradora de Cartões de Crédito S.A.	(265)	41	(41)	--
BB Corretora de Seguros e Administradora de Bens S.A.	(1,466)	--	--	--
BB Administradora de Consórcios S.A.	(557)	--	(413)	--
Other liabilities	(993,394)	--	(3,210,121)	--
Foreign subsidiaries	(349,647)	--	(498,061)	--
BB Leasing S.A. – Arrendamento Mercantil	(7)	--	(23)	--
BB Administradora de Cartões de Crédito S.A.	(48,409)	--	(47,806)	--
BB Administração de Ativos – DTVM S.A.	(68)	--	(5,098)	--
Cobra Tecnologia S.A.	(13,517)	--	(81,421)	--
BB Tur Viagens e Turismo Ltda.	(4,445)	--	(263)	--
BB Banco Popular do Brasil S.A.	(1,748)	--	(1,720)	--
Dollar Diversified Payment Rights Finance Company	(575,553)	--	(2,425,281)	--
Nikkei Remittance RightsFinance Company	--	--	(150,448)	--
Other operating income	--	28,686	--	32,962
Foreign subsidiaries	--	572	--	4,780
BB Banco de Investimento S.A.	--	16,144	--	14,218
BB Administração de Ativos – DTVM S.A.	--	8,426	--	10,232
BB Administradora de Cartões de Crédito S.A.	--	159	--	--
BB Corretora de Seguros e Administradora de Bens S.A.	--	2,484	--	388
BB Tur Viagens e Turismo Ltda.	--	100	--	--
Ativos S.A.	--		--	1,802
BB Administradora de Consórcios S.A.	--	452	--	--
Cobra Tecnologia S.A.	--	349	--	--
Dollar Diversified Payment Rights Finance Company	--	--	--	1,542

NOTE 21 – Related-party Transactions (cont.)

	12.31.2006		12.31.2005	
	Assets (Liabilities)	Income (Expenses)	Assets (Liabilities)	Income (Expenses)
Other administrative/operating expenses	--	(40,458)	--	(181,098)
BB Administração de Ativos – DTVM S.A.	--	(1,583)	--	(10,152)
BB Banco Popular do Brasil S.A.	--	(11,319)	--	(9,068)
BB Administradora de Cartões de Crédito S.A.	--	--	--	(16)
BB Administradora de Consórcios S.A.	--	(66)	--	--
Brasil Aconselhamento Financeiro S.A.	--	--	--	(9,950)
Cobra Tecnologia S.A.	--	(25,118)	--	(56,039)
Ativos S.A.	--	--	--	--
BB Tur Viagens e Turismo Ltda.	--	(2,372)	--	(4)
Dollar Diversified Payment Rights Finance Company	--	--	--	(88,475)
Nikkei Remittance RightsFinance Company	--	--	--	(7,394)

Other receivables include accounts receivable from related parties, dividends and interest on own capital.

Transactions carried out between the companies included in the consolidation are eliminated on consolidation (Note 2.b).

Transactions with related parties were performed at rates practiced by the market, in force on the dates of the operations.

During the year, costs were recovered in the amount of R$ 508,595 (R$ 865,041 at 12.31.2005), mainly relating to services rendered by Banco do Brasil S.A. to other group companies, charged according to contracts maintained between the parties, for the use of physical operating structures and of staff for the Bank's card, leasing, capitalization, consortium, insurance and brokerage operations.

NOTE 22 – Operational Limits – Basel Accord

At December 31, 2006, the referential stockholders' equity exceeded the minimum required by the Brazilian Central Bank of Brazil by R$ 11,186,810 and the coefficient of capital adequacy was 17.29% (17.11% at December 31, 2005), while the minimum required is 11%.
The risk-weighted assets are as follows:

	BB-Consolidated	
	12.31.2006	**12.31.2005**
Cash and cash equivalents	3,735,934	2,867,948
Credits and securities issued or guaranteed by the Brazilian Government	85,888,076	69,852,160
Central Bank deposits	26,966,945	23,418,515
Receivables from related companies	4,374	14,579
Specific credits - rescheduling of rural credits	681,493	610,151
Foreign exchange portfolio	852,649	644,527
Other	2,544,163	1,839,911
Total subject to zero-risk	120,673,634	99,247,791
Foreign currency funds	1,022,754	445,780
Clearing services for checks and other papers	1,089,336	881,979
Foreign exchange portfolio	585,006	666,149
Deposits with other banks	--	2,568,960
Investments in gold	5,328	3,723
Total subject to 20% risk	2,702,424	4,566,591
Weighted amount	540,485	913,318
Funds applied in interbank deposits	11,578,534	20,821,165
Foreign exchange portfolio	7,827,750	7,201,602
Foreign securities	48,696	232,279
Other	(245,024)	194,935
Total subject to 50% risk	19,209,956	28,449,980
Weighted amount	9,604,978	14,224,990
Loan operations	113,716,185	85,802,372
Property and equipment	2,862,307	3,119,294
Leased assets	1,198,495	788,181
Investments	1,099,355	1,034,234
Securities	3,452,618	4,169,362
Foreign exchange portfolio	190,524	643,448
Memorandum accounts	(9,060,917)	(9,507,773)
Other	21,538,204	18,377,266
Total subject to 100% risk	134,996,771	104,426,384
Weighted amount	134,996,771	104,426,384
Deferred tax credits - income tax and social contribution on net income	8,581,373	6,677,789
Total subject to 300% risk	8,581,373	6,677,789
Weighted amount	25,744,119	20,033,367
Total assets subject to risk weighting	286,164,158	243,368,535
Total weighted amount	170,886,353	139,598,059

NOTE 22 – Operational Limits – Basel Accord (cont.)

The calculations of the required stockholders' equity and the adequacy coefficient are as follows:

	12.31.2006	12.31.2005
A) Assets subject to risk weighting	286,164,158	243,368,535
B) AWR (assets weighted by risk)	170,886,353	139,598,059
C) SWAP credit risk	1,660,670	1,112,598
D) Requirement of stockholders' equity on AWR (11% of B)	18,797,499	15,355,787
E) Requirement of stockholders' equity on SWAP (20% of C)	332,134	222,520
F) Requirement of stockholders' equity on interest rate exposure	439,200	257,619
G) Required stockholders' equity (RSE): "D" + "E" + "F"	19,568,833	15,835,925
H) Referential equity amount (RE)	30,755,643	24,639,087
Tier I	20,728,900	16,816,822
Capital	11,912,895	10,797,337
Capital reserves	355,638	4,778
Revenue reserves	8,100,790	6,020,150
Adjustment to market value - securities and derivatives	382,238	129,926
Treasury stock	--	(125,779)
Tax credits excluded from Level I of RE	(22,661)	(9,590)
Tier II	10,026,743	7,822,265
Subordinated Debt Qualifying as Capital	8,956,729	7,798,914
- Funds obtained from the FCO	8,342,237	7,126,141
- Funds obtained abroad	614,492	672,773
Hybrid Capital and Debt Instruments	1,063,417	--
Revaluation reserves	6,597	23,351
I) Ratio between Referential equity amount to required stockholders' equity: ("H" / "G")	1.57	1.56
J) Surplus/(insufficiency) of stockholders' equity: RE - RSE (H-G)	11,186,810	8,803,162
L) Margin/(surplus) of leverage: ("J" x 100) / 11	101,698,273	80,028,747
M) Basel Ratio: RE x 100/(RSE/0.11)	17.29	17.11

NOTE 23 – Profit Sharing

In the 2nd semester/2006, a provision was formed in the amount of R$ 277,985 (R$ 277,911 in the 2nd semester /2005) and, in the year 2006, an amount of R$ 773,098 (R$ 530,992 in 2005), relating to employees' and directors' profit sharing.

NOTE 24 – Balance Sheet by Currency and Foreign Exchange Exposure

The purpose of this balance sheet is to show the assets and liabilities in foreign currency in Brazil and abroad.

BB-Consolidated

	12.31.2006				12.31.2005	
	Balance She	Local Currency	Foreign currency Brazil	Foreign currency Abroad	Foreign currency Brazil	Foreign currency Abroad
ASSET	296,356,419	254,496,381	13,482,114	28,377,924	10,552,707	36,579,473
Current Assets and Long-Term Receivables	290,562,294	248,861,187	13,460,303	28,240,804	10,530,457	36,417,293
Cash and cash equivalents	4,748,811	3,625,122	318,357	805,332	570,682	2,587,340
Short-term interbank investments	29,087,700	16,806,040	15,219	12,266,441	58,748	21,326,974
Securities and derivative financial instruments	73,107,830	69,934,280	140,970	3,032,580	405,447	3,404,302
Interbank accounts	28,180,120	28,179,173	--	947	--	865
Interdepartmental accounts	135,996	135,996	--	--	--	--
Loan and lease operations	113,868,845	97,662,231	4,208,607	11,998,007	1,484,242	8,956,389
Other receivables and assets	41,432,992	32,518,345	8,777,150	137,497	8,011,338	141,423
Permanent Assets	5,794,125	5,635,194	21,811	137,120	22,250	162,180
Investments	1,109,473	1,059,103	21,811	28,559	22,250	28,671
Property and equipment	2,862,307	2,759,539	--	102,768	--	133,509
Leased assets	1,228,102	1,228,102	--	--	--	--
Deferred charges	594,243	588,450	--	5,793	--	--
LIABILITIES	296,356,419	258,161,723	13,499,329	24,695,367	21,793,569	24,197,868
Current and Long-Term Liabilities	275,469,645	237,281,529	13,499,329	24,688,787	21,793,569	24,197,868
Deposits	158,840,958	144,350,557	2,127,873	12,362,528	3,031,608	13,835,804
Demand deposits	40,058,819	36,894,334	2,126,887	1,037,598	3,031,295	1,076,139
Savings deposits	36,714,427	36,714,427	--	--	--	--
Interbank deposits	5,167,288	1,343,296	--	3,823,992	--	4,463,710
Time deposits	76,900,424	69,398,500	986	7,500,938	313	8,295,955
Deposits received under security repurchase agreements	49,283,391	45,636,394	--	3,646,997	--	945,267
Funds from acceptance and issue of securities	2,304,058	--	--	2,304,058	--	3,165,651
Interbank accounts	1,165,628	1,154,461	--	11,167	--	16,978
Interdepartmental accounts	2,397,223	657,224	1,739,999	--	1,404,055	--
Borrowing and onlendings	18,072,440	14,334,643	577,531	3,160,266	856,646	4,001,679
Derivative financial instruments	3,511,405	3,104,873	372,293	34,239	--	--
Other liabilities	39,894,542	28,043,377	8,681,633	3,169,532	16,501,260	2,232,489
DEFERRED INCOME	128,616	122,036	--	6,580	--	--
STOCKHOLDERS' EQUITY	20,758,158	20,758,158	--	--	--	--

Banco do Brasil adopts a policy of not generating foreign currency exposures that require coverage, and it remains within the exposure limit of 5% of the Reference Shareholders' Equity, as defined in CMN Resolution 2891/09.26.2001. The foreign exchange exposure at December 31, 2006 was R$ 883,892 (R$ 630,619at December 31, 2005).

The Central Bank of Brazil made it optional to use the methodology that considers exposures in Euro, Dollar, Swiss Franc, Yen, Pound Sterling and Gold as a single currency, incorporating the diversification effect in the calculation of foreign exchange exposure. In order to improve its foreign exchange risk management procedures, Banco do Brasil adopted this methodology.

NOTE 25 – Retirement and Pension and Health Plans - Post-Employment Benefits

25.a) Caixa de Previdência dos Funcionários do Banco do Brasil – Previ

Banco do Brasil is the sponsor of Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) which provides participants and their dependents with benefits which are complementary or similar to those of the Basic Government Retirement Plan. The plans offered through PREVI are defined contribution (Plano Previ Futuro) and defined benefit (Plan 1), the latter having adopted the capitalization method for its actuarial calculations. At December 31, 2006, Previ had 136,418 participants, with 79,291active and 57,127 retired employees. (135,844 participants, with 79,787 active and 56,057 retired employees, at 12.31.2005).

25.a.1) The funding of the vested and unvested benefits is summarized as follows:

a) Participants employed before April 14, 1967, who were not retired and who were not eligible on that date to apply for retirement, contemplated in the contract signed on 12.24.1997 between the Bank and Previ (Plan 1): the sponsor assumes the commitment for the payment of pensions for this group; mathematical reserves ensuring benefits corresponding to such group are fully paid-up at Previ. The retirement benefit of this group is characterized as a defined contribution.

b) Participants employed between April 15, 1967 and December 23, 1997 (Plan 1): Until March/2006 active participants contribute 3% of their contribution salary plus 2% of the amount of such salary that exceeds half the amount of the PREVI contribution, plus 8% of the amount of such salary that exceeds such contribution. Participants receiving benefits contribute 8% of the amount of the pension complement and the sponsor an amount equal to the contributions of the participants. As from April /2006, Plan contribution rates have been reduced by 40% as mentioned in item 25g, and active participants are now contributing with 1.8% of the amount of their participation salary, plus 1.2% of the part of this salary that exceeds half the Previ Contribution (R$ 1,506.58 at December 31, 2006), plus 4.8% of the part of this salary that exceeds such contribution. Participants receiving benefits started contributing 4.8% of the amount of the pension complement and the sponsor an amount equal to the contributions of the participants.

c) Participants employed as from December 24, 1997 (Plano Previ Futuro): active participants contribute to PREVI an amount between 7% and 17% of their contribution salary, varying based on length of service and the amount of the contribution salary. Participation percentages vary according to the length of service in the company and the level of the participation salary There is no contribution for retired participants The sponsor contributes an amount equal to the contributions of the participants, limited to 14% of the total contribution payroll of these participants. The retirement benefit of this group is characterized as a defined contribution.

25.a.2) Effects of Benefit Plan 1, based on actuarial valuations as of December 31, 2005 and 2006 carried out by an independent actuary, and of the Plano Previ Futuro as required by CVM Resolution 371 of December 13, 2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	12.31.2006	12.31.2005
	Plan 1	Plan 1
1) Present value of actuarial liabilities with coverage	65,870,816	58,033,630
2) Present value of actuarial liabilities not covered	–	–
3) Present value of actuarial liabilities (1 + 2)	65,870,816	58,033,630
4) Fair value of the plan assets	(103,352,512)	(81,439,183)
5) Present value of liabilities in excess of (less than) the fair value of the assets (3 + 4)	(37,481,696)	(23,405,553)
6) Actuarial (gains) or losses not recognized	(34,830,006)	(20,217,605)
7) Net actuarial liability/(asset) to be recorded (5 - 6)	(2,651,690)	(3,187,948)

The Previ Futuro Plan, being a defined contribution plan, is not required to record actuarial assets or liabilities.

b) Amounts paid to Previ:

Specification	12.31.2006			12.31.2005		
	Plan 1	Plano Previ Futuro	Total	Plan 1	Plano Previ Futuro	Total
Sponsor contributions	388,440	72,442	460,882	469,605	59,228	528,833
Amounts paid to PREVI referring to the 1997 Contract	--	--	--	1,132,047	--	1,132,047
Total paid to PREVI	388,440	72,442	460,882	1,601,652	59,228	1,660,880

c) Effect on net income:

Specification	12.31.2006			12.31.2005		
	Plan 1	Plano Previ Futuro	Total	Plan 1	Plano Previ Futuro	Total
1) Cost of current service (with interest)	(270,413)	(141,305)	(411,718)	(281,872)	(115,626)	(397,498)
2) Interest on actuarial liabilities	(5,603,685)	--	(5,603,685)	(5,351,350)	--	(5,351,350)
3) Expected earnings on the plan assets	7,982,244	--	7,982,244	7,144,406	--	7,144,406
4) Deferment of the net earnings from assets and liabilities as of June 2003 (2+3)	2,378,559	--	2,378,559	1,793,056	--	1,793,056
5) Total gross (expense)/income (1 - 2 - 3 + 4)	(270,413)	(141,305)	(411,718)	(281,872)	(115,626)	(397,498)
6) Expected contributions from participants	197,223	72,485	269,708	185,971	59,359	245,330
7) Previ Liabilities/Assets (expense)/income	1,137	--	1,137	(8,860)	--	(8,860)
8) Employer's Contribution exceeding cost of Benefit Plan no. 1	(295,828)	--	(295,828)	267,629	--	267,629
9) Subtotal net (expense)/income (5 + 6 + 7 + 8)	(367,881)	(68,820)	(436,701)	162,868	(56,267)	106,601
10) Previ management fee (5% of the employers' union dues)	(19,422)	(3,622)	(23,044)	(23,480)	(2,961)	(26,441)
11) Effect of the net (expense)/income (9 + 10)	(387,303)	(72,442)	(459,745)	139,388	(59,228)	80,160

25.a.3) The principal economic assumptions adopted for the actuarial calculations were the following:

Specification	12.31.2006	12.31.2005
- Real interest rate used for discounting actuarial liabilities to present value	6.3% p.a.	6.3% p.a.
- Real expected yield on plan assets	6.3% p.a.	6.3% p.a.
- Estimated salary increases:		
- Benefit Plan 1	0.9520% p.a.	1.3154% p.a.
- Plano Previ Futuro	3.6053% p.a.	3.3914% p.a.

Previ has been gradually changing the adopted mortality table from GAM-71 (altered) to GAM-83. This change began in 2005 and will be completed in five years by using transitory tables that account for 20% of total migration cost per year.

In 2005, Previ recorded a surplus, which allowed it to set up a reserve for reviewing Plan I. As provided for by article 20 of Complementing Law No. 109 of May 29, 2001, this reserve may be used to offset future contributions.

By applying the provisions of Clause Seven of Banco X Previ Agreement of 1997, which sets forth the use of a portion of the surplus to offset these contributions, the recording of 40% of migration costs to date does not impact the Bank's results.

25.b)Benefits of sole responsibility of the Bank

Banco do Brasil is also responsible for assistance and pension benefits for employees employed before April 14, 1967, not covered by the PREVI Benefits Plan, with characteristics of a defined benefit plan, and the regime adopted for the actuarial calculations is that of capitalization, comprising 8,456 retired employees and surviving spouses at December 31, 2006 (8,772 retired employees and surviving spouses at December 31, 2005).

The main benefits are: (a) retirement pensions to founder participants and pension payments to survivors of participants deceased prior to April 14, 1967; (b) payment of retirement supplements to the other participants employed by Banco do Brasil who retired up to April 14, 1967 or who, on that date, would have the right through length of service to retire and who had at least 20 years of effective service with the Bank; and (c) increase in retirement benefits and pension payments in excess of those provided by the PREVI Benefit Plans, as a result of judicial and administrative decisions due to the restructuring of job and salary plans and incentives created by the Bank.

25.b.1) The cost of these benefits is totally funded by Banco do Brasil.

25.b.2) Effects on the financial statements based on actuarial valuations as of December 31, 2005 and 2006 carried out by an independent actuary, as required by CVM Resolution 371 of December 13, 2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	**12.31.2006**	**12.31.2005**
1) Present value of actuarial liabilities with coverage	--	--
2) Present value of actuarial liabilities not covered (Plans without financial assets)	1,633,840	1,588,703
3) Present value of actuarial liabilities (1 + 2)	1,633,840	1,588,703
4) Fair value of the plan assets	--	--
5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	1,633,840	1,588,703
6) Actuarial (gains) or losses not recognized	163,384	158,870
7) Net actuarial liability/(asset) recorded (5 - 6)	1,470,456	1,429,833

b) Amounts paid to Previ:

Specification	**12.31.2006**	**12.31.2005**
Total benefits paid to Previ	298,956	299,577

c) Effect on net income:

Specification	12.31.2006	12.31.2005
1) Cost of current service	--	--
2) Expected contributions from participants	--	--
3) Interest on actuarial liabilities	(145,725)	(149,709)
4) Actuarial (gains) or losses	(193,854)	(200,768)
5) Expected earnings on assets	--	--
6) Effect of the expense recorded (1 - 2 + 3 + 4 - 5)	(339,579)	(350,477)

25.b.3) The economic assumptions adopted for the actuarial calculations are the same as those adopted for the PREVI Plan 1 (item 25.a.3).

25.c) Cassi - Caixa de Assistência dos Funcionários do Banco do Brasil

The Bank is the sponsor of a Health Plan managed by CASSI - Caixa de Assistência dos Funcionários do Banco do Brasil. The main objective is to provide coverage for expenses with the promotion, protection, recovery and rehabilitation of a member's health and of his/her inscribed beneficiaries. At December 31, 2006 this plan had 159,578 participants, with 86,241 active and 73,337 retired participants and pensioners (158,621 participants, of which 87,299 were active and 71,322 retired participants and pensioners, at December 31, 2005).
The Bank contributes monthly an amount equivalent to 150% of the total contributions from members (active and retired) and from pension beneficiaries of employees employed before December 23, 1997 and 100% of the total contributions from participants employed after that date. Monthly contributions from members and pension beneficiaries amount to 3% of the total payroll or the total retirement or pension plan benefits.

25.c.1) Effects of the CASSI Plan on the financial statements, based on actuarial appraisals as of December 31, 2004 and 2005 carried out by an independent actuary, as required by CVM Resolution 371/12.13.2000:

a) Equity effect (reconciliation of assets and liabilities):

Specification	12.31.2006	12.31.2005
1) Present value of actuarial liabilities with coverage	--	--
2) Present value of actuarial liabilities not covered (Plans without financial assets)	3,562,867	3,232,214
3) Present value of actuarial liabilities (1 + 2)	3,562,867	3,232,214
4) Fair value of the plan assets	--	--
5) Present value of liabilities in excess of the fair value of the assets (3 + 4)	3,562,867	3,232,214
6) Actuarial (gains) or losses not recognized	1,548,620	1,385,367
7) Net actuarial liability (asset) recorded (5 - 6)	2,014,247	1,846,847

b) Amounts paid to Cassi:

Specification	12.31.2006	12.31.2005
Sponsor contributions	402,169	379,172

The amounts of R$ 402,169 thousand and R$ 379,172 thousand comprise Employer Contributions for Active employees and Pensioners, as follows: at December 31, 2006– Active employees R$ 152,617 thousand and Pensioners R$ 249,552 thousand, and at December 31, 2005 – Active employees R$ 146,319 thousand and Pensioners R$ 232,853 thousand.

c) Effect on net income:

Specification	12.31.2006	12.31.2005
1) Cost of current service (with interest)	(37,085)	(31,233)
2) Expected contributions from participants	--	--
3) Interest on actuarial liabilities	(311,341)	(314,677)
4) Actuarial (gains) or losses	(68,526)	(62,069)
5) Expenses with current employees	(152,617)	(146,319)
6) Expected earnings on assets	--	--
7) Effect of the expense recorded (1 - 2 + 3 - 4 – 5 - 6)	(569,569)	(554,298)

25.c.2) The economic assumptions adopted for the actuarial calculations were the same as those applied to the Previ Plan (item 25.a.3).

25.c.3) The Bank and the Commission for Negotiation, formed by employee representatives, are negotiating the sustainability of Cassi considering measures for improving its operating and management model and maintaining benefits with cost adjustment. The outcome of this negotiation will be submitted for approval to decision-making bodies and Cassi's participants.

25.d) Policy for the recognition of actuarial gains and losses

In accordance with CVM Deliberation 371, the actuarial gains or losses to be recognized as income or expense in a defined benefit plan are the amount of unrecognized gains and losses that exceed, in each period, the higher of the following limits:

- 10% of the present value of the total actuarial liability of the defined benefit; and
- 10% of the fair value of plan assets.

25.d.1) Benefits of Sole Responsibility of the Bank: Actuarial losses relating to these benefits are being recorded in the same year the actuarial calculation is made because the persons involved are all former employees, and thus, there is no remaining length of service to amortize.

25.d.2) Cassi Actuarial Liability: the actuarial losses relating to this liability are recognized over the average remaining work period estimated for the employees participating in the plan (15.4 years).

25.e) Summary of the Provisions for the Previ and Cassi Liabilities

	12.31.2006						
Specification	Net actuarial liability/ (asset) on January 1, 2006	Contributions - parity agreement	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Amortization/ Use of the Actuarial Assets and Parity Fund Assets	Sponsor contributions made in the year	Net actuarial liability/(asset) on December 31, 2006
	A	B	C	D	E	F	H=(A-B-C+D+E+F)
Actuarial asset CVM No. 371	(3,187,948)	--	--	--	536,258	--	(2,651,690)
Actuarial asset/liability in respect of the 1997 contract	(681,185)	--	1	--	725,078	--	--
- Advanced amortization (1997 Agreement)	(9,996,980)	--	857,667	1,014,542	(119,936)	--	(9,960,041)
- Unamortized reserves (1997 contract)	10,116,917	--	(857,666)	(1,014,542)	--	--	9,960,041
- Unrecognized actuarial losses (1997 contract)	(801,122)	--	--	--	801,122	--	--
Parity Fund Asset	--	2,328,403	112,407	--	242,604	--	(2,198,206)
Actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,429,833	--	(339,579)	--	--	(298,956)	1,313,641
CASSI actuarial liability	1,846,847	--	(416,952)	--	--	(249,552)	2,014,247

	12.31.2005					
Specification	Net actuarial liability/(asset) on January 01, 2005	(Expense) income recorded in the income statement considering actuarial adjustments	Transfer between unamortized reserves and advanced amortization	Unrecognized actuarial (losses)/gains	Sponsor contributions made in the year	Net actuarial liability/ (asset) on December 31, 2005
	A	B	C	D	E	F=(A-B+C+D+E)
Actuarial asset CVM No. 371	(2,570,095)	171,728	--	--	(446,125)	(3,187,948)
PREVI actuarial liability in respect of the 1997 contract	442,001	(8,860)	--	--	(1,132,046)	(681,185)
- Advanced amortization (1997 Agreement)	(9,044,502)	1,047,595	565,631	(327)	(470,187)	(9,996,980)
- Unamortized reserves (1997 contract)	9,486,503	(1,056,455)	(565,631)	801,449	(661,859)	10,116,917
- Unrecognized actuarial losses (1997 contract)	--	--	--	(801,122)	--	(801,122)
PREVI actuarial liability in respect of the Informal Plan (sole responsibility of the Bank)	1,378,933	(350,477)	--	--	(299,577)	1,429,833
CASSI actuarial liability	1,671,721	(407,979)	--	--	(232,853)	1,846,847

25.f) PREVI contributions parity

In order to comply with the Federal Constitution, parity was established as from December 26, 2000 between the contributions from the Bank and from participants.

On April 12, 2001, the Judge of the Thirteenth Federal Court of the Federal District granted a partial injunction for a claim filed by the São Paulo Bank Employees Union against the Secretariat of Complementary Retirement Benefits and against the Fiscal Director appointed by the Secretariat for PREVI.

The injunction suspended the decision issued by the Fiscal Director on April 6, 2001 which authorized the use of R$ 2.2 billion attributable to Banco do Brasil's share in PREVI's remaining reserve balances, after the implementation of the parity, to amortize the pension liability with the entity that is the Bank's responsibility, retroactive to December 15, 2000.

An Agreement was signed on May 2, 2006, with the consent of Caixa de Previdência dos Funcionários do Banco do Brasil - Previ (Employee Pension Fund), with the Bank Employee Unions of Brasília, São Paulo and Rio de Janeiro, which on 05.05.2006 waived injunctions, dismissing them without judgment on the merits. On 05/05/2006, the Secretariat of Supplementary Pension Funds (SPC) also homologated the Agreement.

As a result of this Agreement, the Bank was entitled to the amount of R$ 2.3 billion receivable from Previ, which was recorded in Assets. This Asset is being utilized to offset future contributions related to Benefit Plan No 1.

The positive impact on the Bank's income in the year, on account of the aforementioned Agreement, was R$ 1.0 million, net of taxes.

25.g) Reduction of 40% of contributions and Actuarial Asset Amortization

With respect to Benefit Plan no. 1, approval was granted on 4/6/2006 (and ratified on 6/7/2006 by the Secretariat of Supplementary Pension Funds (SPC)) for the reduction of participants´, beneficiaries´ (retirees and pensioners) and sponsor's (Banco do Brasil), contributions, as a result of the use of part of the surplus as determined in Previ's balance sheet.

With the reduction of contributions, monthly amortization of the Actuarial Assets formed in 2001 was also commenced in April/2006, backed by the possibility of a reduction in future (amortizing and regular) contributions, as provided in Resolution CVM No 371 of 12/13/2000. Such amortization is being accounted for monthly with the contra entry to Other Operating Expenses (R$ 277,502 in the year) and will occur for the remaining average length of service of the employees participating in Benefit Plan No 1, determined according to the actuarial calculation made by an independent actuary, which on 12.31.2006 was of 6.9 years (on 12.21.2005 was of 7.9 years).

NOTE 26 – Compensation Paid to Employees and Management

The monthly compensation of employees and management of the Bank in Brazil is presented below (in Reais) in the format required by item 4, Section C of Ministry of Finance Statement of Justification 139/03.17.1988:

Lowest salary	**Year/2006**	**Year/2005**
Standard amount	856.50	827.40
Semiannual bonus	214.13	206.85
Fixed amount – Trade Union Agreement 2004	33.00	31.80
Total	1,103.63	1,066.05
Highest salary		
Standard amount	1,184.70	1,144.50
Amount per individual/supplement for length of service - I	410.54	395.51
Amount per individual - standard amount	1,255.67	1,213.06
Variable temporary supplement – commissioned position	11,438.69	11,054.14
Additional per function	2,850.00	2,753.40
Additional for temporary work updated	1,769.10	1,709.10
Semiannual bonus	1,867.50	1,803.89
Total	20,776.20	20,073.60
Average salary	3,321.04	3,204.33
Management		
President	27,075.60	26,160.00
Vice-President	24,395.10	23,570.10
Director	20,776.20	20,073.60

NOTE 27 – Transfer of Employees to External Organizations

27.a) With costs for the Bank

a) Federal government

Transfers are regulated by article 93 of Law 8112/12.11.1990 (amended by Law 9257/12.11.97), by Decree 925/09.10.1993, and by PGFN/CJN Note 088/96 issued by the General Counsel of the Federal Treasury.

	Year/2006	**Year/2005**
Number of employees transferred	14	12
Cost for the period	R$ 2,582	R$ 2,125

b) Labor unions

Transfers occur in cases prescribed in the Collective Labor Agreement or by commitments assumed as a result of salary negotiations:

	Year/2006	**Year/2005**
Number of employees transferred	132	130
Cost for the period	R$ 10,788	R$ 9,362

c) Other organizations/entities

Transfers occur as a result of agreements of strategic business interest of the Bank:

	Year/2006	**Year/2005**
Number of employees transferred	3	3
Cost for the period	R$ 1,019	R$ 960

27.b) Without cost to the Bank

	Year/2006	Year/2005
a) Federal, state and municipal governments	337	346
b) External organizations	698	659
c) Employee entities	36	32
d) Subsidiary and associated companies	326	305
Total employees transferred	1,546	1,487

NOTE 28 – Commitments, Responsibilities and Contingencies

28.a) Contingent liabilities

The Bank and its subsidiaries are parties in lawsuits involving labor, civil, tax and social security contingencies.

The Bank classifies contingencies as remote, possible or probable, based on the possibility of loss determined after a legal update of each claim.

This procedure complies with the Deliberation CVM n.º 489, of October 3, 2005, which requires the formation of a provision for the total amount of contingencies classified as probable, and does not require provision for those classified as possible and remote.

The provisions for claims are recorded taking into consideration the possibility of success by the plaintiff in the lawsuit against the Bank/subsidiary.

The provisions for labor claims are recorded considering, also, the jurisprudence applicable to each claim.
The consolidated position of contingent liabilities at 12.31.2006, segregated by nature of claim and classification of loss, as well as the provisions recorded, the activity of which is shown in note 15, is as follows:

	BB - Domestic and foreign branches				BB – Consolidated			
	12.31.2006		12.31.2005		12.31.2006		12.31.2005	
	Amount	Allowance	Amount	Allowance	Amount	Allowance	Amount	Allowance
1 - Labor claims	2,624,199	2,360,483	2,411,772	2,129,075	2,624,199	2,360,483	2,411,772	2,129,075
Probable loss	2,360,483	2,360,483	2,129,075	2,129,075	2,360,483	2,360,483	2,129,075	2,129,075
Possible loss	263,716	--	282,697	--	263,716	--	282,697	--
2 - Tax claims	266,254	35,243	519,669	28,523	327,795	82,517	569,340	70,448
Probable loss	35,243	35,243	28,523	28,523	82,517	82,517	70,448	70,448
Possible loss	231,011	--	491,146	--	245,278	--	498,892	--
3 - Civil claims	2,400,137	885,284	2,143,055	864,466	2,420,546	888,751	2,186,597	893,388
Probable loss	885,284	885,284	864,466	864,466	888,751	888,751	893,388	893,388
Possible loss	1,514,853	--	1,278,589	--	1,531,795	--	1,293,209	--
4 - Social security claims	--	--	474	--	--	--	474	--
Probable loss	--	--	--	--	--	--	--	--
Possible loss	--	--	474	--	--	--	474	--

28.b) Contingent tax assets

28.b.1) The Bank has filed lawsuits for reimbursement of taxes paid in error that will only be recognized in the financial statements if the Bank obtains a favorable outcome, in conformity with item 25 of Deliberation CVM n.º 489, of 10.3.2005. We emphasize the most important lawsuits not yet recorded:

- Unconstitutionality of Income Tax on Net Income paid in 1989 and in the 1st semester of1992, in the amount of R$ 11,777;

- IOF (Tax on Financial Transactions) - Law n.º 8,033/1990 (Price-level Restatement), in the amount of R$ 183,332;

28.b.2) In the 2nd semester of 2006, the Bank recorded in Other Operating Income the amount of R$ 114,811 to supplement the R$ 229,127 recorded in the 1st semester of 2005, relating to the recognition of the right to offset tax credits originating from social contribution tax (CSLL), of the year 1998, the judgment of which became final. The sum of the credits is registered with the Internal Revenue Service, for offsetting in an administrative proceeding.

28.c) Other commitments

28.c.1) The Bank is the sponsor of the Fundação Banco do Brasil whose purpose is the promotion, support, advancement and sponsorship of educational, cultural, social, philanthropic, and recreational/sporting activities, as well as the promotion of research activities of a technological and scientific nature, and rural and urban community assistance services. During 2006, the Bank contributed with R$ 43,073 to the Fundação.

28.c.2) Guarantees to third parties, for a fee and with counter-guarantees from the beneficiaries - guarantees, sureties and bonds - amounted to R$ 2,615,438 at December 31, 2006 (R$ 2,214,813 at December 31, 2005). A provision of R$ 3,196, recorded in "Other Liabilities", is considered sufficient to cover any potential loss arising from these guarantees.

26.c.3) Available credit lines for loan and lease operations amount to R$ 27,800,208 at December 31, 2006 (R$ 24,740,149 at December 31, 2005).

26.c.4) The confirmed import and export letters of credit total R$ 456,200 at December 31, 2006 (R$ 873,902 at December 31, 2005).

28.c.5) The Bank is the operator of the Fund for Sectorial Investments (FISET), with net assets, at December 31, 2006, of R$ 2,260 (R$ 2,282 at December 31, 2005), and is the manager of the Public Service Employee Savings Program (PASEP), with net assets of R$ 1,496,200 at December 31, 2006 (R$ 1,417,062 at December 31, 2005). The Bank guarantees the latter minimum remuneration equivalent to the Long-Term Interest Rate (TJLP).

28.c.6) Despite the reduced level of risk to which its assets are subject, the Bank contracts insurance coverage for its assets in amounts considered sufficient to cover any possible losses.

NOTE 29 – Financial Instruments

The market value of a financial instrument, according to Instruction CVM no. 235 dated of 03/23/1995, is the value for which the instrument could be exchanged in an ordinary operation in an active market among interested parties, and not corresponding to a compulsory transaction or derived from a liquidation proceeding.

In the absence of an active market for a certain instrument, the market value is obtained with reference to quotations for similar financial instruments, or by the net present value of future cash flows adjusted based on interest rates effective in the market on the balance sheet date.

The table below presents financial instruments recorded in the balance sheet, compared to their market values:

	BB-Consolidated							
	31.12.2006		31.12.2005		Unrealized gain/(loss), net of tax effects			
					In Income		In Stockholders Equity	
	Book Value	Market Value	Book Value	Market Value	31.12.2006	31.12.2005	31.12.2006	31.12.2005
Asset:								
Short-term interbank investments	29,087,700	29,243,009	28,995,923	29,460,022	155,309	464,100	155,309	464,100
Securities and derivative financial instruments	72,543,847	72,476,112	66,183,517	65,771,151	436,367	(204,241)	(67,736)	(412,366)
Adjustment of available-for-sale securities (Note 5.a)	--	--	--	--	504,102	208,125	–	–
Adjustment of held-to-maturity securities (Note 5.a)	–	--	--	--	(67,736)	(412,366)	(67,736)	(412,366)
Derivative financial instruments	563,983	563,983	286,600	286,600	–	–	–	–
Loan operations	113,857,668	114,083,967	85,941,631	85,773,322	226,299	(168,309)	226,299	(168,309)
Liability								
Interbank deposits	4,878,116	4,877,975	5,382,644	5,390,694	142	(8,050)	142	(8,050)
Time deposits	58,177,678	58,121,441	51,177,188	51,135,344	56,237	41,844	56,237	41,844
Obligations related to Committed Operations	49,283,391	49,283,149	30,508,259	30,484,869	242	23,391	242	23,391
Borrowing and onlendings	18,072,441	18,069,139	18,228,746	18,224,367	3,301	4,379	3,301	4,379
Derivative financial instruments	3,511,405	3,511,405	570,821	570,821	--	--	--	–
Other liabilities	39,894,541	39,610,828	42,917,928	42,788,493	283,913	131,435	283,913	131,435

Criteria utilized for market value determination of financial instruments is detailed below:

- For liquid inter-financial investments, the market value was obtained by discounted future cash flows, adopting interest rates exercised by the market in similar operations at the balance sheet date.

- Securities and derivative financial instruments are accounted for at market value, as provided for in BACEN Circular no. 3.068 of 11/08/2001 and no. 3.082 of 01/30/2002, excluding from such criterion, held-to-maturity securities. Securities' market values, including those maintained until maturity, are obtained from rates observed in the market, and the determination for derivatives, according to internal pricing models, observing rates disclosed for operations with similar terms and indexes on the last trading day of the year.

- Credit operations remunerated at pre-fixed rates have been estimated through discounted future cash flows, using for such purposes, interest rates utilized by the Bank for contracting similar operations at the balance sheet date. For operations remunerated at post-fixed rates, market value was considered book value due to the proximity of the amounts.

- The market values of inter-financial deposits and term deposits have been calculated through discounting of the difference between future cash flows and rates currently applicable in the pre-fixed market. In the case of post-fixed operations, whose maturities do not exceed 30 days, the book value was deemed to be equivalent to the market value.

- For obligations related to committed operations at pre-fixed rates, the market value was determined by calculating the estimated cash flows and adopting a discount rate equivalent to the rates applicable for similar operations on the last market day. For post-fixed operations, book values have been deemed equivalent to market value.

- Obligations related to loans and repasses represent operations exclusive to the Bank, without similarity in the market. In light of their specific characteristics, the exclusive rates for each transaction, inexistence of an active market and similar instruments, the market values of such operations are deemed equivalent to the book value.

- Market values for other obligations have been determined by means of discounted cash flow techniques, which take into account interest rates offered in the market for obligations whose maturities, risks and terms are similar.

- For other financial instruments, included or not in the balance sheet, and not highlighted in the above table, book values approximate their market values.

NOTE 30 – Other Information

30.a) Secondary stock offer

On 04/20/2006, a request for registration of a secondary public offering of Banco do Brasil's common stock, held by Banco do Brasil (Treasury Stock) and Caixa de Previdência dos Funcionários do Banco do Brasil (Previ) was registered with the Securities Commission (CVM).

A Public Secondary Distribution was conducted in a non-organized over-the-counter market held in Brazil, under the joint coordination of BB Banco de Investimento S.A. (Leading Coordinator) and Banco Pactual S.A. (Coordinator), according to procedures provided for in CVM Instruction no. 400, of December 29, 2003.

There were also placement efforts in the United States of America by means of investment mechanisms regulated by Brazilian legislation, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN) and the CVM, for qualified institutional investors, as defined in Rule 144A issued by the Securities and Exchange Commission of the United States of America (SEC).

In the other countries, except in Brazil and in the United States of America, placement efforts respected the "S" Regulation issued by the SEC and comply with the legislation applicable in the country of domicile of each investor.

A total of 52,257,678 shares were sold at the price of R$ 43.50, of which 45,441,459 shares were from the base offer and 6,816,219 shares from the supplementary batch. The quantity was distributed as follows: Individuals (28.0%), Legal Entities (21.2%) and Foreign Capital (50.8%).

30.b) Foreign interest increase

In an extraordinary meeting held on 04.19.2006, the National Monetary Council (CMN) approved (which will be forwarded to the President of the Republic), a proposal for a foreign interest increase in Banco do Brasil S.A.'s capital stock, from the current level of 5.6% to 12.5%. The increase in equity held by foreign investors was approved by means of presidential decree s/n.º, of May 31, 2006, in accordance with the provisions of article 52 of the Temporary Constitutional Provisions Act.

30.c) *Novo Mercado*

At 5.31.2006, Banco do Brasil signed a contract with the São Paulo Stock Exchange for adhesion to the *Novo Mercado* (New Market) segment of Bovespa, which assembles a group of companies with the best corporate governance practices in Brazil.

As a consequence, Banco do Brasil, the Controlling Shareholder, the Officers, and the members of the Audit Committee, undertake to resolve all and any dispute or controversy related with the New Market Listing Regulation by means of the Arbitration Chamber of the Bovespa Market, in conformity with a commitment clause contained in the By-laws of Banco do Brasil.

30.d) Distribution of Dividends and/or Interest on Own Capital

The Extraordinary General Meeting (AGE) of 12.28.2006 resolved to amend art. 43 of the Bank's Bylaws, with the inclusion of the 3rd paragraph in the aforementioned article, in which it permits the distribution of intermediary dividends and/or Interest on Own Capital in periods of less than six months.

30.e) Equity Interest

As prescribed in paragraphs IV, V, VI and VII of Article 40 of Banco do Brasil S.A's by-laws, the shareholding positions are as follows:

Paragraph IV: Shareholdings at 12.31.2006 of all those who hold, directly or indirectly, more than 5% of capital:

Stockholders	**Total shares**	**% Total**
Federal Treasury	566,778,036	68.7
Banco do Brasil Employees Retirement Fund (PREVI)	94,415,335	11.4
BNDESPAR *	41,604,052	5.0
Other shareholders	122,519,000	14.9
Total	825,316,423	100.0

(*) Related party to the Controller

Paragraph V: number and characteristics of the securities issued by the Bank and directly or indirectly held by the controlling stockholder, management and members of the Fiscal Council; e

Paragraph VI: changes in ownership of the parties referred to in the previous paragraph of these securities during the preceding twelve months:

Controlling Group	**12.31.2006**	**12.31.2005**
Federal Treasury	566,778,036	584,778,036
PREVI	94,415,335	112,415,335
BNDESPar	41,604,052	46,604,052
Total	702,797,423	743,797,423

	Common Shares		**Receipts**	**B Bonds**	**C Bonds**	
	31.12.06	**31.12.05**	**31.12.06**	**31.12.05**	**31.12.06**	**31.12.05**
Board of Directors	10	09	--	--	--	--
Fiscal Council	--	--	--	--	--	--
Executive Board of Directors	879	409	--	--	203	203
Board	4,439	300	--	--	48	48
Statutory Auditor	918	--	--	--	--	--

Paragraph VII - number of shares in the market and percentage in relation to the total issued:

BB shares	**Number**	**%**
Market*	122,513,672	14,84
Total issued	825,316,423	100.0

(*) Pursuant to the regulation of the *Novo Mercado* of Bovespa.

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

Statement of Added Value

	BB-Domestic and Foreign Branches						BB-Consolidated					
	2nd semester/2006		Year/2006		Year/2005		2nd semester/2006		Year/2006		Year/2005	
	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%	Balance	%
Added value calculation												
Net income from financial intermediation	5,722,061		10,630,720		10,589,456		5,619,430		10,808,310		10,609,261	
Banking service fees	4,174,201		8,177,038		7,045,699		4,539,030		8,887,274		7,648,070	
Other Operating Income (Expenses)	(2,234,655)		(3,416,843)		(1,572,372)		(2,207,404)		(3,392,470)		(1,520,984)	
Non-operating income, net	65,276		114,166		208,354		69,120		120,041		210,151	
Added value	7,726,683		15,505,081		16,271,137		8,220,176		16,423,155		17,146,498	
Equity in the earnings (loss) of subsidiary and associated companies	548,421		819,971		411,279		263,974		287,981		(66,723)	
Gross added value	8,275,304		16,325,052		16,682,416		8,484,150		16,711,136		17,079,775	
Depreciation and amortization	(357,579)		(697,295)		(641,666)		(358,254)		(698,634)		(645,286)	
Added Value to be Distributed	7,917,725	100.00	15,627,757	100.00	16,040,750	100.00	8,125,896	100.00	16,012,502	100.00	16,434,489	100 00
Distribution of added value												
Employees	3,747,016	47.32	7,649,443	48.95	7,045,989	43.93	3,783,758	46.56	7,722,250	48.23	7,117,829	43 31
Salaries and fees	2,483,852		4,897,514		4,822,617		2,510,672		4,951,306		4,876,184	
Benefits, social charges and training	985,179		1,978,831		1,692,380		992,732		1,994,117		1,708,239	
Profit Sharing	277,985		773,098		530,992		280,354		776,827		533,406	
Governments	2,015,121	25.45	1,934,537	12.38	4,841,159	30.18	2,186,550	26.91	2,246,475	14.03	5,163,058	31.42
Domestic	1,994,152	25.19	1,889,897	12.09	4,803,499	29.95	2,165,250	26.65	2,200,417	13.74	5,124,434	31.18
Social security contributions (INSS) on salaries	486,737		916,967		880,468		490,981		925,333		888,756	
Tax expenses (except income tax and social contribution on net income)	891,433		1,742,071		1,617,565		929,637		1,817,415		1,714,169	
Income tax/social contribution	615,982		(769,141)		2,305,466		744,632		(542,331)		2,521,509	
Abroad	20,969	0.26	44,640	0.29	37,660	0.23	21,300	0.26	46,058	0.29	38,624	0 24
Tax expenses (except income tax and social contribution on net income)	4,618		7,204		6,324		4,800		7,875		6,578	
Income tax/social contribution	16,351		37,436		31,336		16,500		38,183		32,046	
Stockholders	2,155,588	27.23	6,043,777	38.67	4,153,602	25.89	2,155,588	26.53	6,043,777	37.74	4,153,602	25.27
Dividends / Interest on Own Capital of the Union	592,355		1,660,829		1,080,109		592,355		1,660,829		1,080,109	
Dividends / Interest on Own Capital of Other Stockholders	269,880		756,681		417,962		269,880		756,681		417,962	
Retained earnings	1,293,353		3,626,267		2,655,531		1,293,353		3,626,267		2,655,531	
Added value distributed	7,917,725	100.00	15,627,757	100.00	16,040,750	100 00	8,125,896	100 00	16,012,502	100.00	16,434,489	100 00

ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS

Statement of Cash Flows

	BB-Domestic and foreign branches			BB-Consolidated		
	2nd sem/2006	Year/2006	Year/2005	2nd sem/2006	Year/2006	Year/2005
Cash Flows From Operating Activities						
Net Income	2.155.588	6.043.777	4.153.602	2.155.588	6.043.777	4.153.602
Depreciation and amortization	357.579	697.295	641.666	358.254	698.634	645.286
Depreciation of leased assets	13.549	24.618	13.221	180.073	323.424	227.331
Equity in the earnings (loss) of subsidiary and Associated companies	(548.421)	(819.971)	(411.279)	(263.974)	(287.981)	66.723
(Profit)/loss on the sale of assets	(33.362)	(56.423)	25	(33.472)	(56.546)	25
(Profit)/loss on the disposal of property and equipment in use	(27.104)	(50.561)	(83.120)	(27.104)	(50.561)	(83.120)
Excess depreciation	--	--	--	(38.835)	(69.317)	(38.865)
Changes in the currency exchange rate	(22.900)	(147.421)	(417.910)	(17.160)	(262.524)	(601.369)
Capital gains	5.068	20.185	--	5.053	19.450	--
Provision/(reversal) for devaluation of other assets	(1.508)	(7.113)	--	(2.075)	(7.652)	(41)
Other adjustments	4.410	3.819	33.548	24.770	30.142	52.233
Short-term interbank investments	(356.109)	(1.217.726)	(14.752.576)	670.659	(91.778)	(12.490.963)
Securities and derivative financial instruments	(2.119.329)	(6.202.406)	6.935.866	(2.430.662)	(6.637.714)	7.015.244
Interbank and interdepartmental accounts	(1.936.426)	(3.177.285)	(1.039.222)	(1.948.355)	(3.181.035)	(1.052.526)
Loan operations	(18.618.326)	(27.213.321)	(11.291.406)	(18.965.150)	(27.916.037)	(11.118.465)
Lease operations	3.300	(12.978)	4.485	2.471	8.334	834
Other receivables	397.489	(5.455.222)	(3.998.444)	379.993	(5.374.335)	(3.961.409)
Other assets	(238.026)	(404.766)	(281.457)	(239.525)	(418.744)	(278.940)
Other liabilities	(231.546)	(4.327.453)	10.877.388	346.050	(3.023.387)	10.985.702
Changes in deferred income	887	4.054	(9.018)	887	4.054	(9.018)
Capital increase of subsidiaries	--	--	--	--	(25.765)	--
Revaluation reserve recognized by the equity method of accounting	2.536	2.536	(2.286)	2.536	2.536	(2.286)
Capital increase	61	1.116	--	61	1.116	--
Capital transfer - branches and subsidiaries abroad	769.160	769.160	--	--	--	--
Donations and investment subsidies	--	--	--	--	--	14
Mark-to-Market – Securities and Derivative Financial Instruments	282.998	252.311	87.342	282.998	252.311	87.342
Cash Provided by/(used in) Operations	**(20.140.432)**	**(41.273.775)**	**(9.539.575)**	**(19.556.919)**	**(40.019.598)**	**(6.402.666)**
Cash Flows From Financing Activities						
Deposits	18.973.171	19.266.847	24.683.590	18.901.471	21.182.699	22.126.417
Deposits received under security repurchase agreements	(2.331.033)	18.711.200	(14.251.914)	(2.212.756)	18.775.131	(14.018.601)
Funds from acceptance and issue securities	7.542	(15.139)	(239.098)	(298.608)	(861.594)	(185.849)
Borrowings and onlendings	1.522.327	1.211.762	(9.252.403)	1.710.249	(156.305)	(8.949.961)
Derivative financial instruments	2.353.991	2.940.281	47.894	2.355.799	2.940.585	47.641
Capital realization - Subsidiary/associated companies	--	--	--	--	--	2.970
Dividends and Bonuses Proposed	(180.858)	(1.043.096)	(130.085)	(180.858)	(1.043.096)	(130.085)
Resources repatriated	(19.998)	(19.998)	--	(19.998)	(19.998)	--
Interest on own capital receivable	(681.377)	(1.374.414)	(1.367.986)	(681.377)	(1.374.414)	(1.367.986)
Total Admission Funds	**19.643.765**	**39.677.443**	**(510.002)**	**19.573.922**	**39.443.008**	**(2.475.454)**
Cash Flows From Investing Activities						
Dividends received from subsidiary/associated companies	571.049	1.027.862	1.204.138	252.529	499.731	356.050
Interest on own capital receivable	--	--	5.662	18.103	28.543	34.626
Disposal of non-operating assets	22.682	51.532	50.627	22.728	52.008	51.288
Disposal of property and equipment in use	65.192	95.454	186.267	65.009	95.271	186.267
Disposal of leased assets	--	--	--	27.676	56.294	55.729
Disposal of investments	--	--	236	164.671	164.922	827
Adjustments to market value of subsidiaries	(71.350)	(71.350)	(49.749)	--	61.374	(28.475)
Applications in assets not for own use	(12.583)	(35.244)	(39.371)	(12.610)	(35.612)	(39.922)
Applications in fixed assets for use	(236.704)	(336.402)	(696.026)	(236.704)	(336.402)	(696.026)
Reversals in lease assets	(13.025)	(38.409)	(65.625)	(372.795)	(741.158)	(508.008)
Reversals in investments	-	-	-	(164.167)	(164.737)	(1.377)
Deferred charges	(100.512)	(182.528)	(195.166)	(100.509)	(182.496)	(199.018)
Total Funds Obtained/Invested	**224.749**	**510.915**	**400.993**	**(336.069)**	**(502.262)**	**(788.039)**
Net Cash Variation	**(271.918)**	**(1.085.417)**	**(9.648.584)**	**(319.066)**	**(1.078.852)**	**(9.666.159)**
At the beginning of the period	5.014.440	5.827.939	15.476.523	5.067.877	5.827.663	15.493.822
At the end of the period	4.742.522	4.742.522	5.827.939	4.748.811	4.748.811	5.827.663
Net Cash Variation	**(271.918)**	**(1.085.417)**	**(9.648.584)**	**(319.066)**	**(1.078.852)**	**(9.666.159)**

(A free translation of the original in Portuguese)

Banco do Brasil S.A.

Financial Statements at
December 31, 2005 and 2004
and Report of Independent Auditors

(A free translation of the original in Portuguese)

Report of Independent Auditors

To the Board of Directors and Stockholders
Banco do Brasil S.A.

1 We have audited the balance sheets of Banco do Brasil S.A. (BB-Domestic and Foreign Branches) and Banco do Brasil S.A. and subsidiaries (BB-Consolidated) as of December 31, 2005 and 2004, and the related statements of income, of changes in stockholders' equity and of changes in financial position of Banco do Brasil S.A., as well as the related consolidated statements of income and of changes in financial position for the years then ended, and for the six-month period ended December 31, 2005. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements. The financial statements of certain foreign branches at December 31, 2005 with assets of R$ 15,042 million and stockholders' equity of R$ 692 million were audited by other independent auditors. Also, in 2005 and 2004, the costs of additional post-employment benefits related to the retirement, pension and medical assistance plans were provided by Banco do Brasil S.A. based on actuarial calculations prepared by independent actuaries and on information regarding the assets held by Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, which was audited by other independent auditors (Note 24). Our report, insofar as it relates to the balances of these foreign branches and the adequacy of these employee benefit liabilities and of the plan assets, is based solely on the calculations of these actuaries and on the reports of the other independent auditors.

2 We conducted our audits in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Bank and of its subsidiaries, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and the significant estimates made by the Bank's management, as well as evaluating the overall financial statement presentation.

3 In our opinion, based on our audits and on the actuarial calculations and the reports of the other independent auditors mentioned in the first paragraph, the financial statements audited by us present fairly, in all material respects, the financial position of Banco do Brasil S.A. and of Banco do Brasil S.A. and its subsidiaries at December 31, 2005 and 2004, and the results of operations, the changes in stockholders' equity and the changes in financial position of Banco do Brasil S.A., as well as the consolidated results of operations and of changes in financial position for the years then ended, and for the six-month period ended December 31, 2005, in accordance with accounting practices adopted in Brazil.

4 Our audits were conducted for the purpose of issuing an opinion on the financial statements referred to in the first paragraph, taken as a whole. The statements of added value and of cash flows, which are presented to provide supplementary information on Banco do Brasil S.A. and Banco do Brasil S.A. and its subsidiaries for purposes of additional analysis, are not an integral part of these financial statements. This information has been submitted to the auditing procedures described in paragraph 2 applied in the audit of the financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

5 As described in Note 24(f), in order to comply with the requirements of Constitutional Amendment 20/98 which establishes the parity between the sponsors and participants of closed private pension entities, sponsored by public entities, the Bank reduced its contribution to the Caixa de Previdência dos Funcionários do Banco do Brasil (PREVI) to an amount equivalent to the contributions made by the participants. Moreover, the Bank is awaiting the outcome of an injunction against the decision of the Fiscal Director appointed by the Secretariat of Complementary Retirement Benefits, which confirmed the parity of contributions and determined the use of part of the surplus of the entity to amortize the pension liability. When this litigation is concluded, a new actuarial calculation will be made to assess the impact on the pension liabilities of Banco do Brasil S.A. in respect of the requirements of the Brazilian Securities Commission (CVM) Deliberation 371. In addition, the Bank has started negotiations with the litigating entities to reach an agreement which will enable the amortization of the future pension liability and a reduction in the contributions. The completion of these negotiations or the outcome of the lawsuit may have significant impacts on the Bank's financial statements.

6 As described in Note 18 (a), the Bank has recorded deferred income tax and social contribution on net income assets relating to tax losses and temporary differences, as well as social contribution credits available for offset, totaling R$ 6,687 million at December 31, 2005 (December 31, 2004 – R$ 8,396 million). These tax assets may be used to offset future tax liabilities provided sufficient taxable income is earned to assure their realization.

7 As mentioned in Note 17(d), the Bank has filed a claim to allow the full offset of prior year tax losses against taxable income. If the Bank receives an unfavorable decision, the amount of the judicial deposits relating to the taxes offset and recorded as Bank assets, totaling R$ 7,410 million (December 31, 2004 – R$ 5,164 million), net of a provision of R$ 2,240 million (December 31, 2004 – R$ 1,261 million), will be expensed. The resulting deferred tax asset to be recorded in this event, arising from the reinstatement of the tax losses previously offset, will be subject to analysis in respect of its possible future realization at the time of the decision.

Brasília, February 16, 2006

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" DF

Paulo Sergio Miron
Contador CRC 1SP173647/O-5 "S" DF

(A free translation of the original in Portuguese)
Banco do Brasil S.A.
(in thousands of reais)

BALANCE SHEET

ASSETS	BB-Domestic and Foreign Branches 12.31.2005	BB-Domestic and Foreign Branches 12.31.2004	BB-Consolidated 12.31.2005	BB-Consolidated 12.31.2004
CURRENT ASSETS	138,847,145	130,149,366	130,968,282	124,392,182
Cash and Cash Equivalents	5,827,939	15,476,523	5,827,663	15,493,822
Short-term interbank investments (Note 4)	33,432,480	19,250,019	25,662,352	13,675,352
Money market	8,097,193	2,731,593	8,049,830	2,678,017
Interbank deposits	25,335,287	16,518,426	17,612,522	10,997,335
Securities and derivative financial instruments (Note 5)	18,522,147	19,822,081	16,872,041	20,386,115
Own portfolio	13,834,797	9,869,119	14,184,224	10,471,095
Subject to repurchase agreements	2,329,486	9,026,512	2,330,569	9,027,740
Deposits with the Brazilian Central Bank	97,762	333,204	97,762	333,204
Pledged in guarantee	107,488	--	107,488	--
Derivative financial instruments	152,614	593,246	151,998	554,076
Interbank accounts	24,385,310	22,097,817	24,403,915	22,106,197
Payments and receipts pending settlement	881,930	54,018	881,979	54,044
Restricted deposits				
Brazilian Central Bank deposits	23,413,855	21,930,863	23,418,515	21,930,975
National Treasury - rural credits receivable	10,335	3,829	10,335	3,829
National Housing Financing System (SFH)	1,578	1,764	1,578	1,764
Interbank onlendings	339	4,837	339	4,837
Correspondent banks	77,273	102,506	91,169	110,748
Interdepartmental accounts	121,311	147,141	121,311	147,141
Internal transfers of funds	121,311	147,141	121,311	147,141
Loan operations (Note 6)	44,055,096	38,886,007	43,988,547	38,388,002
Loan operations				
Public sector	867,751	768,323	870,095	775,794
Private sector	46,521,730	40,852,100	46,635,265	40,534,409
Allowance for loan losses	(3,334,385)	(2,734,416)	(3,516,813)	(2,922,201)
Lease operations (Note 6)	8,157	8,589	11,592	8,085
Lease and sublease receivables				
Public sector	48,539	20,961	48,539	20,961
Private sector	5,124	4,094	306,718	233,216
Unearned income from lease operations	(45,257)	(15,240)	(327,955)	(225,009)
Allowance for lease losses	(249)	(1,226)	(15,710)	(21,083)
Other receivables	13,989,213	14,237,154	13,572,299	13,959,728
Receivables on guarantees honored	125,611	68,080	125,611	70,977
Foreign exchange portfolio (Note 8(a))	9,155,727	8,529,983	9,155,727	8,529,983
Income receivable	613,202	443,073	199,534	146,083
Negotiation and intermediation of securities	3,427	203,065	46,298	235,270
Specific credits (Note 8(b))	--	271,921	--	271,921
Special operations	575	1,355	575	1,355
Sundry (Note 8(c))	6,790,861	6,514,926	6,745,832	6,506,179
Provision for other losses (Notes 6(e) and 6(f))	(2,700,190)	(1,795,249)	(2,701,278)	(1,802,040)
Other assets	505,492	224,035	508,562	227,740
Investments	4	4	4	4
Other assets (Note 9)	312,214	327,955	319,113	335,042
Provision for losses	(178,232)	(179,292)	(184,866)	(186,044)
Prepaid expenses	371,506	75,368	374,311	78,738

(A free translation of the original in Portuguese)
Banco do Brasil S.A.
(in thousands of reais)

BALANCE SHEET

ASSETS	BB-Domestic and Foreign Branches 12.31.2005	BB-Domestic and Foreign Branches 12.31.2004	BB-Consolidated 12.31.2005	BB-Consolidated 12.31.2004
LONG-TERM RECEIVABLES	114,614,314	107,315,482	116,428,345	109,563,134
Interbank investments (Note 4)	3,133,942	2,563,827	3,333,571	2,844,129
Money market	–	53,576	–	53,576
Interbank deposits	3,133,942	2,510,251	3,333,571	2,790,553
Securities and derivative financial instruments...(Note 5)	48,792,679	52,428,611	49,598,075	53,099,245
Own portfolio	22,778,619	15,697,287	23,481,030	16,262,042
Subject to repurchase agreements	22,396,530	34,625,469	22,499,515	34,731,348
Deposits with the Brazilian Central Bank	3,160,437	1,626,821	3,160,437	1,626,821
Pledged in guarantee	322,491	451,765	322,491	451,765
Derivative financial instruments	134,602	27,269	134,602	27,269
Loan operations (Note 6)	41,300,377	35,178,060	41,953,084	36,435,164
Loan operations				
Public sector	2,834,145	3,372,900	2,859,534	3,384,795
Private sector	41,288,247	33,992,884	41,915,843	35,238,093
Allowance for loan losses	(2,822,015)	(2,187,724)	(2,822,293)	(2,187,724)
Lease operations (Note 6)	8,491	12,544	7,918	12,259
Lease and sublease receivable				
Public sector	50,520	32,926	50,520	32,926
Private sector	5,295	1,942	346,324	245,345
Unearned income from lease operations	(47,065)	(20,144)	(380,224)	(258,205)
Allowance for lease losses	(259)	(2,180)	(8,702)	(7,807)
Other receivables	21,378,825	17,132,440	21,535,697	17,172,337
Receivables on guarantees honored	34,058	–	34,058	–
Income receivable	32,611	33,914	37,633	34,023
Specific credits (Note 8(b))	610,151	271,921	610,151	271,921
Sundry (Note 8(c))	20,898,562	16,959,893	21,060,560	17,008,519
Provision for other losses (Notes 6(e) and 6(f))	(196,557)	(133,288)	(206,705)	(142,126)
PERMANENT ASSETS	7,456,572	7,630,235	5,580,361	5,058,827
Investments	3,653,358	3,994,306	1,045,217	899,532
Investments in subsidiary and associated companies (Note 19)				
Domestic	2,038,758	2,396,718	998,558	879,959
Foreign	1,575,660	1,557,195	–	–
Other investments	193,552	195,116	230,967	229,326
Provision for loss	(154,612)	(154,723)	(184,308)	(209,753)
Property and equipment	3,118,277	3,050,967	3,119,294	3,052,353
Land and buildings in use	2,235,201	2,284,394	2,235,201	2,284,394
Other property and equipment in use	4,319,103	3,927,693	4,326,034	3,935,689
Accumulated depreciation	(3,436,027)	(3,161,120)	(3,441,941)	(3,167,730)
Leased assets	88,648	37,736	812,106	552,646
Leased assets	98,799	39,943	992,072	676,035
Accumulated depreciation	(10,151)	(2,207)	(179,966)	(123,389)
Deferred charges	596,289	547,226	603,744	554,296

(A free translation of the original in Portuguese)
Banco do Brasil S.A.
(in thousands of reais)

BALANCE SHEET

ASSETS	BB-Domestic and Foreign Branches 12.31.2005	BB-Domestic and Foreign Branches 12.31.2004	BB-Consolidated 12.31.2005	BB-Consolidated 12.31.2004
Organization and expansion costs	1,129,236	952,471	1,149,209	969,768
Accumulated amortization	(532,949)	(405,245)	(545,465)	(415,472)
Total assets	260,918,031	245,095,083	252,976,988	239,014,143

Banco do Brasil S.A.
(in thousands of reais)

BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' EQUITY	BB-Domestic and Foreign Branches 12.31.2005	BB-Domestic and Foreign Branches 12.31.2004	BB-Consolidated 12.31.2005	BB-Consolidated 12.31.2004
CURRENT LIABILITIES	194,860,462	190,195,658	185,189,027	182,819,355
Deposits (Note 10)	123,873,552	111,729,077	116,537,589	107,504,114
Demand deposits	35,725,505	28,847,272	35,802,362	28,990,880
Savings deposits	32,844,214	31,069,451	32,844,214	31,069,451
Interbank deposits	9,809,483	7,092,059	2,113,751	2,599,457
Time deposits	45,360,026	44,682,188	45,642,938	44,806,219
Sundry	134,324	38,107	134,324	38,107
Deposits received under security repurchase agreements	26,169,114	40,556,453	25,495,081	39,649,107
Own portfolio	20,248,664	38,191,387	19,574,631	37,284,041
Third-party portfolio	5,920,450	2,365,066	5,920,450	2,365,066
Funds from acceptance and issue of securities	470,052	201,452	439,898	118,049
Foreign securities	470,052	201,452	439,898	118,049
Interbank accounts	980,143	5,873	980,153	5,879
Receipts and payments pending settlement	979,330	5,873	979,340	5,879
Correspondent banks	813	–	813	–
Interdepartmental accounts	1,972,847	1,724,676	1,972,847	1,724,676
Third-party funds in transit	1,883,420	1,724,558	1,883,420	1,724,558
Internal transfers of funds	89,427	118	89,427	118
Borrowings (Note 11)	3,518,262	14,893,959	2,239,665	13,071,334
Foreign borrowings	3,518,262	14,893,959	2,239,665	13,071,334
Local onlendings - official institutions (Note 12)	9,053,227	3,069,697	9,058,310	3,073,450
National Treasury	4,156,519	3,068,535	4,156,519	3,068,535
National Bank for Economic and Social Development (BNDES)	1,637,854	–	1,637,854	–
National Industrial Financing Authority (FINAME)	2,703,454	–	2,708,400	3,635
Other institutions	555,400	1,162	555,537	1,280
Foreign onlendings	156,751	742,837	95	2,460
Foreign onlendings	156,751	742,837	95	2,460
Derivative financial instruments (Note 5(b))	417,139	445,268	417,183	445,565
Derivative financial instruments	417,139	445,268	417,183	445,565
Other liabilities	28,249,375	16,826,366	28,048,206	17,224,721
Collection and payment of taxes and social contributions	343,607	254,684	343,957	255,194
Foreign exchange portfolio (Note 14(a))	17,499,609	7,869,765	17,499,609	7,869,765
Social and statutory	1,168,274	421,970	1,169,440	422,854
Taxes and social security contributions	1,315,562	762,319	1,545,068	953,423
Negotiation and intermediation of securities	689,750	212,773	57,796	275,517
Financial and development funds (Note 14(b))	118,665	161,857	118,665	161,857
Special operations	–	2,387	–	2,387
Subordinated debt (Note 14(e))	–	210	–	210
Sundry (Note 14(d))	7,113,908	7,140,401	7,313,671	7,283,514

Banco do Brasil S.A.
(in thousands of reais)

BALANCE SHEET

LIABILITIES AND STOCKHOLDERS' EQUITY	BB-Domestic and Foreign Branches 12.31.2005	BB-Domestic and Foreign Branches 12.31.2004	BB-Consolidated 12.31.2005	BB-Consolidated 12.31.2004
LONG-TERM LIABILITIES	49,083,243	40,660,149	50,813,835	41,955,512
Deposits (Note 10)	18,333,298	5,794,183	21,120,670	8,027,728
Interbank deposits	481,522	935,498	3,268,894	3,169,043
Time deposits	17,851,776	4,858,685	17,851,776	4,858,685
Deposits received under security repurchase agreements	5,013,178	4,877,753	5,013,178	4,877,753
Own portfolio	3,547,596	4,316,255	3,547,596	4,316,255
Third-party portfolio	1,465,582	561,498	1,465,582	561,498
Funds from acceptance and issue of securities	150,024	657,722	2,725,753	4,005,136
Foreign securities	150,024	657,722	2,725,753	4,005,136
Borrowings (Note 11)	4,257,516	4,735,437	2,618,184	3,493,557
Foreign Borrowings	4,257,516	4,735,437	2,618,184	3,493,557
Local onlendings - official institutions (Note 12)	4,307,061	7,534,090	4,312,108	7,537,903
National Treasury	–	292,794	–	292,794
National Economic Development Bank (BNDES)	2,270,503	3,559,403	2,270,503	3,559,403
National Industrial Financing Authority (FINAME)	2,036,558	3,018,399	2,041,605	3,022,212
Other institutions	–	663,494	–	663,494
Foreign onlendings	430,800	–	381	–
Foreign onlendings	430,800	–	381	–
Derivative financial instruments (Note 5(b))	153,638	77,615	153,638	77,615
Derivative financial instruments	153,638	77,615	153,638	77,615
Other liabilities	16,437,728	16,983,349	14,869,723	13,935,820
Taxes and social security contributions	–	–	54,240	26,256
Negotiation and intermediation of securities	1,890,792	3,348,604	–	3,931
Financial and development funds (Note 14(b))	1,813,656	1,705,344	1,813,656	1,705,344
Special operations	2,388	–	2,388	–
Subordinated debt (Note 14(e))	7,840,318	6,832,768	7,840,318	6,832,768
Sundry (Note 14(d))	4,890,574	5,096,633	5,159,121	5,367,521
DEFERRED INCOME	124,562	133,580	124,562	133,580
Deferred income	124,562	133,580	124,562	133,580
STOCKHOLDERS' EQUITY (Note 16)	16,849,764	14,105,696	16,849,764	14,105,696
Capital	10,797,337	9,864,153	10,797,337	9,864,153
Local residents	10,751,490	9,841,635	10,751,490	9,841,635
Foreign residents	45,847	22,518	45,847	22,518
Capital reserves	4,778	4,769	4,778	4,769
Revaluation reserves	23,351	25,717	23,351	25,717
Revenue reserves	6,020,150	4,294,251	6,020,150	4,294,251
Adjustments to market value - securities and derivative financial instruments (Note 16(i))	129,927	42,585	129,927	42,585
Treasury stock	(125,779)	(125,779)	(125,779)	(125,779)
TOTAL	260,918,031	245,095,083	252,976,988	239,014,143

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)
Banco do Brasil S.A.
(in thousands of reais)

STATEMENT OF INCOME

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd half 2005	Year 2005	Year 2004	2nd half 2005	Year 2005	Year 2004
INCOME FROM FINANCIAL INTERMEDIATION	16,958,522	32,870,047	30,398,683	17,232,149	33,316,060	30,772,041
Loans	9,808,179	18,977,322	16,958,829	9,954,142	19,199,702	17,088,039
Leases	18,324	28,657	8,705	207,480	382,855	288,806
Securities	6,459,791	12,501,274	11,334,616	6,408,468	12,419,029	11,308,099
Derivative financial instruments	(290,209)	(326,019)	(292,022)	(313,487)	(384,976)	(318,389)
Foreign exchange, net	84,877	--	1,075,567	95,957	10,837	1,094,518
Compulsory deposits	879,560	1,688,913	1,312,968	879,560	1,688,913	1,312,968
EXPENSES FROM FINANCIAL INTERMEDIATION	(11,622,658)	(22,280,591)	(20,341,134)	(11,769,972)	(22,506,699)	(20,563,625)
Deposits and funds obtained in the money market	(7,832,589)	(15,271,684)	(12,902,750)	(7,815,822)	(15,240,252)	(12,978,230)
Borrowings and onlendings	(894,400)	(1,601,766)	(2,880,419)	(894,574)	(1,602,403)	(2,864,522)
Leases	(7,750)	(13,656)	(4,131)	(136,067)	(251,413)	(199,587)
Foreign exchange, net	--	(24,343)	--	--	--	--
Allowance for loan losses ....(Note 6(e) and 6(f))	(2,887,939)	(5,369,182)	(4,553,834)	(2,923,509)	(5,406,631)	(4,521,286)
NET FINANCIAL INTERMEDIATION INCOME	5,335,864	10,589,456	10,057,629	5,462,177	10,809,261	10,208,416
OTHER OPERATING INCOME (EXPENSES)	(1,676,051)	(3,778,414)	(5,619,752)	(1,673,828)	(3,778,849)	(5,601,143)
Banking service fees ....(Note 15(a))	3,650,282	7,045,690	6,114,938	3,953,364	7,648,070	6,606,837
Personnel expenses ....(Note 15(b))	(3,909,198)	(7,395,465)	(7,031,817)	(3,948,883)	(7,473,179)	(7,095,915)
Other administrative expenses ....(Note 15(c))	(2,852,571)	(5,580,719)	(5,387,981)	(2,898,985)	(5,670,208)	(5,465,754)
Taxes	(849,022)	(1,623,889)	(1,374,247)	(886,142)	(1,720,747)	(1,468,758)
Equity in the earnings (loss) of subsidiary and associated companies..(Note 19)	508,182	411,279	423,632	258,085	(68,723)	46,357
Other operating income ....(Note 15(d))	2,883,482	7,615,797	5,820,541	2,890,166	7,623,475	5,823,882
Other operating expenses ....(Note 15(e))	(1,107,166)	(4,249,116)	(4,184,818)	(1,041,433)	(4,119,537)	(4,047,792)
NET OPERATING INCOME	3,659,013	6,813,042	4,437,777	3,788,349	7,030,412	4,607,273
NON-OPERATING INCOME ....(Note 15(f))	90,813	208,354	130,057	91,527	210,151	130,283
Income	149,272	309,770	219,774	152,574	316,944	228,908
Expenses	(58,459)	(101,416)	(89,717)	(61,047)	(106,793)	(98,625)
PROFIT BEFORE TAXATION AND PROFIT SHARING	3,750,626	7,021,396	4,567,834	3,879,876	7,240,563	4,737,556
INCOME TAX AND SOCIAL CONTRIBUTION ON NET INCOME ....(Note 17)	(1,297,948)	(2,336,802)	(1,172,400)	(1,425,836)	(2,553,555)	(1,340,233)
Income tax	(1,060,122)	(1,814,129)	(860,016)	(1,143,517)	(1,973,757)	(987,832)
Social contribution on net income	(377,916)	(660,179)	(315,206)	(407,080)	(716,020)	(361,159)
Deferred tax credits	140,090	137,506	2,822	124,761	136,222	8,758
PROFIT SHARING ....(Note 22)	(277,911)	(530,992)	(371,428)	(279,273)	(533,406)	(373,317)
NET INCOME	2,174,767	4,153,602	3,024,006	2,174,767	4,153,602	3,024,006
Number of shares	810,617,415	810,617,415	810,617,415	810,617,415	810,617,415	810,617,415
Treasury stock	(11,257,677)	(11,257,677)	(11,257,677)	(11,257,677)	(11,257,677)	(11,257,677)
Total shares used in calculation of net income per share	799,359,738	799,359,738	799,359,738	799,359,738	799,359,738	799,359,738
Net income per share	2,72	5,20	3,78	2,72	5,20	3,78

(A free translation of the original in Portuguese)
Banco do Brasil S.A.
(In thousands of reais)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

EVENTS	Capital	Capital reserves: Donations and fiscal incentives	Capital reserves: Profit from the sale of treasury stock	Capital reserves: Share premium account	Revaluation reserves in subsidiary and associated companies	Revenue reserves: Legal	Revenue reserves: Statutory	Revenue reserves: Expansion reserves	Adjustment to Market Value - Marketable Securities and Derivatives: Bank	Adjustment to Market Value - Marketable Securities and Derivatives: Subsidiary and associated companies	Retained earnings	Treasury stock	Total
Balances at 12.31.2003	8,386,188	20	140	4,584	24,387	434,797	256,571	2,943,075	275,267	2,537	–	(126,779)	12,171,784
Capital increase	1,497,904	–	–	–	–	–	–	–	–	–	–	–	1,497,904
Adjustment to market value - securities and derivative financial instruments (Note 16(f))	–	–	–	–	–	–	–	–	(283,733)	3,074	–	–	(280,659)
Tax effect on adjustments - securities and derivative financial instruments (Note 16(f))	–	–	–	–	–	–	–	–	105,242	(9,822)	–	–	95,420
Prescribed dividends	–	–	–	–	–	–	–	–	–	–	190	–	190
OTHER EVENTS:													
Purchases of subscription bonuses	–	–	–	–	–	–	–	(1,450,208)	–	–	–	–	(1,450,208)
Revaluations in subsidiary and associated companies	–	–	–	–	1,438	–	–	–	–	–	–	–	1,438
Realization of revaluation reserve in subsidiary and associated companies (Note 16(e))	–	–	–	–	(88)	–	–	–	–	–	88	–	–
Donations	–	15	–	–	–	–	–	–	–	–	–	–	15
NET INCOME FOR THE YEAR	–	–	–	–	–	–	–	–	–	–	3,024,008	–	3,024,008
APPROPRIATIONS:													
Reserves	–	–	–	–	–	151,200	80,720	1,838,096	–	–	(2,070,016)	–	–
Interest on own capital (Note 16(g))	–	–	–	–	–	–	–	–	–	–	(954,208)	–	(954,208)
Balances at 12.31.2004	9,884,153	35	140	4,584	25,717	585,997	347,291	3,380,963	46,798	(4,211)	–	(125,779)	14,105,896
CHANGES IN THE YEAR	1,497,904	15	–	–	1,330	151,200	80,720	377,888	(178,491)	(6,748)	–	–	1,933,896
Balances at 6.30.2005	10,797,337	44	148	4,584	23,391	884,930	406,850	3,827,920	(43,800)	24,763	–	(125,779)	15,392,812
Adjustment to market value - securities and derivative financial instruments	–	–	–	–	–	–	–	–	131,837	76,659	–	–	208,491
Tax effect on adjustments - securities and derivative financial instruments	–	–	–	–	–	–	–	–	(49,085)	(7,842)	–	–	(56,827)
Prescribed dividends	–	–	–	–	–	–	–	–	–	–	725	–	725
OTHER EVENTS:													
Revaluations in subsidiary and associated companies	–	–	–	–	1	–	–	–	–	–	–	–	1
Realization of revaluation reserve in subsidiary and associated companies (Note 16(e))	–	–	–	–	(41)	–	–	–	–	–	41	–	–
NET INCOME FOR THE PERIOD	–	–	–	–	–	–	–	–	–	–	2,174,787	–	2,174,787
APPROPRIATIONS:													
Reserves	–	–	–	–	–	108,738	65,242	1,131,846	–	–	(1,305,827)	–	–
Dividends (Note 16 (g))	–	–	–	–	–	–	–	–	–	–	(130,085)	–	(130,085)
Interest on own capital (Note 16(g))	–	–	–	–	–	–	–	–	–	–	(728,821)	–	(728,821)
Balances at 12.31.2005	10,797,337	44	140	4,584	23,351	783,877	471,889	4,754,574	38,847	93,080	–	(125,779)	16,849,764
CHANGES IN THE PERIOD	–	–	–	–	(40)	106,738	65,242	1,131,846	82,741	68,817	–	–	1,457,151
Balances at 12.31.2004	9,884,153	35	140	4,584	25,717	585,997	347,291	3,380,963	46,798	(4,211)	–	(125,779)	14,105,896
Capital increase (Note 16(c))	933,184	–	–	–	–	–	–	(933,184)	–	–	–	–	–
Adjustment to market value - securities and derivative financial instruments (Note 16(f))	–	–	–	–	–	–	–	–	(15,432)	97,929	–	–	82,497
Tax effect on adjustments - securities and derivative financial instruments (Note 16(f))	–	–	–	–	–	–	–	–	5,483	(638)	–	–	4,845
Prescribed dividends	–	–	–	–	–	–	–	–	–	–	1,173	–	1,173
OTHER EVENTS:													
Revaluations in subsidiary and associated companies	–	–	–	–	13	–	–	–	–	–	–	–	13
Realization of revaluation reserve in subsidiary and associated companies (Note 16(e))	–	–	–	–	(2,376)	–	–	–	–	–	2,376	–	–
Donations	–	9	–	–	–	–	–	–	–	–	–	–	9
NET INCOME FOR THE YEAR	–	–	–	–	–	–	–	–	–	–	4,153,602	–	4,153,602
APPROPRIATIONS:													
Reserves	–	–	–	–	–	207,880	124,806	2,326,795	–	–	(2,658,063)	–	–
Dividends (Note 16 (g))	–	–	–	–	–	–	–	–	–	–	(130,085)	–	(130,085)
Interest on own capital (Note 16(g))	–	–	–	–	–	–	–	–	–	–	(1,367,986)	–	(1,367,986)
Balances at 12.31.2005	10,787,337	44	140	4,584	23,351	793,877	471,889	4,714,674	38,847	93,080	–	(125,779)	16,849,764
CHANGES IN THE YEAR	933,184	9	–	–	(2,366)	207,880	124,806	1,393,611	(8,949)	97,291	–	–	2,744,068

(A free translation of the original in Portuguese)
Banco do Brasil S.A.
(in thousands of reais)

STATEMENT OF CHANGES IN FINANCIAL POSITION

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd half 2005	Year 2005	Year 2004	2nd half 2005	Year 2005	Year 2004
FINANCIAL RESOURCES WERE PROVIDED BY:	33,646,494	49,233,403	52,883,175	30,202,406	48,403,983	41,029,295
Net Income	2,174,767	4,153,802	3,024,006	2,174,767	4,153,802	3,024,006
Adjustments to net Income	(207,471)	(223,849)	41,901	131,604	265,119	465,613
Depreciation and amortization	322,637	641,666	510,000	325,469	645,286	511,587
Depreciation of leased assets	7,571	13,221	(169)	123,034	227,331	145,792
Amortization of losses	–	–	–	5,738	10,206	5,451
Equity in the earnings (loss) of subsidiary and associated companies	(506,182)	(411,279)	(423,632)	(258,085)	66,723	(46,357)
(Profit) loss on the sale of investments	12	25	31	12	25	(758)
(Profit) loss on the sale of property and equipament	–	(83,120)	–	–	(33,120)	–
Restatement of sales of assets and investments on extended terms	–	–	–	–	–	(880)
Excess depreciation	–	–	–	(25,410)	(38,665)	30,978
Changes in the currency exchange rate	(33,825)	(417,910)	(142,319)	(37,752)	(601,369)	(262,751)
(Gains)/losses from changes in percentage ownership of investment	–	–	–	58	(110)	–
(Gain)/Loss on investments	2	2	44	2	2	44
Amortization of goodwill	–	–	–	796	1,582	5,377
Provision for devaluation of other assets	–	–	–	(54)	(41)	(47)
Provision for loss on tax investments	–	–	–	7	(228)	452
Provision for loss on investments	(841)	25,680	(18,203)	(919)	26,477	(37,353)
Disposals of fixed assets	–	1,159	114,503	–	1,159	114,503
Disposals of investment	2	2	–	2	2	–
Disposals of other assets	1,964	3,448	966	1,964	3,448	966
Other adjustments	3,189	3,257	680	(3,278)	6,601	(2,391)
Changes in deferred Income	6,524	–	7,615	6,524	–	7,297
Adjustment to market value - Securities and derivative financial	151,564	87,342	(185,239)	151,564	87,342	(185,239)
Shareholder funds:						
Capital Increase	–	–	47,756	–	–	47,756
Donations and Investment subsidies	–	–	–	14	14	–
Realization of subsidiary and associated companies capital	–	–	–	2,970	2,970	–
Third party funds:						
Increase in liabilities	27,444,080	36,831,313	14,279,577	24,634,825	34,196,357	19,718,630
Deposits	22,413,563	24,683,590	–	19,708,445	22,126,417	5,518,171
Deposits received under security repurchase agreements	–	–	4,981,550	–	–	4,483,615
Funds from exchange acceptance and issue securities	10,607	–	–	2,596,713	2,389,880	–
Interbank and interdepartmental accounts	–	1,222,441	–	–	1,222,445	–
Borrowings and onlendings	2,174,835	–	9,298,017	1,326,844	–	9,736,844
Derivative financial instruments	–	47,894	–	–	47,641	–
Other liabilities	2,845,075	10,877,388	–	1,002,823	8,409,974	–
Decrease in current assets and long-term receivables	3,529,880	6,940,351	34,582,980	2,793,850	7,016,078	16,954,072
Short-term interbank investments	–	–	34,582,980	–	–	16,954,072
Securities and derivative financial instruments	2,625,517	6,935,866	–	2,502,925	7,015,244	–
Lease operations	–	4,485	–	–	834	–
Other receivables	904,363	–	–	290,925	–	–
Disposal of assets and investments	56,415	237,130	589,860	95,270	294,111	753,273
Non-operating assets	17,417	50,627	97,503	17,766	51,288	98,059
Property and equipment in use	38,998	186,267	397,876	38,998	186,267	398,309
Leased assets	–	–	–	38,372	55,729	44,846
Adjustment to market value of associated companies	–	–	93,979	–	–	211,557
Investments	–	236	502	134	827	502

Banco do Brasil S.A.
(in thousands of reais)

STATEMENT OF CHANGES IN FINANCIAL POSITION

	BB-Domestic and Foreign Branches			BB-Consolidated		
	2nd half 2005	Year 2005	Year 2004	2nd half 2005	Year 2005	Year 2004
Revaluation reserve recognized by the equity method of accounting	40	(2,286)	–	40	(2,286)	–
Dividends receivable from subsidiary/associated companies	490,695	1,204,138	480,120	187,626	356,050	205,304
Interest on own capital receivable	–	5,682	14,599	23,352	34,626	38,494
FINANCIAL RESOURCES WERE USED FOR:	31,283,013	58,881,967	48,148,319	27,838,832	56,070,142	36,324,626
Increase in capital of subsidiaries	–	–	92,050	–	–	92,050
Proposed dividends and bonuses	130,085	130,085	–	130,085	130,085	–
Proposed interest on own capital	739,821	1,367,986	954,268	739,821	1,367,986	954,268
Changes in deferred income	–	9,018	–	–	9,018	–
Revaluation reserve recognized by the equity method of accounting	–	–	1,350	–	–	1,350
Investments	658,843	850,771	1,295,795	868,622	1,273,807	1,588,607
Non-operating assets	17,499	39,371	37,736	17,722	39,922	38,236
Property and equipment in use	576,458	696,026	813,119	576,458	696,025	813,614
Leased assets	43,612	65,625	16,905	273,904	508,008	367,812
Adjustment to market value of associated companies	21,274	49,749	61,619	–	28,475	–
Investments	–	–	366,416	538	1,377	366,945
Deferred charges	133,334	195,186	249,209	137,275	199,018	282,764
Increase in current assets and long-term receivables	22,282,476	32,585,546	21,424,836	19,048,564	30,121,666	20,617,458
Interbank investments	14,740,826	14,752,676	–	11,617,112	12,542,565	–
Securities and derivative financial instruments	–	–	4,128,683	–	–	3,895,220
Interbank and interdepartmental accounts	1,869,808	2,261,663	3,550,497	1,872,442	2,271,888	3,553,712
Loan operations	5,334,039	11,291,406	9,533,979	5,216,515	11,118,465	9,231,713
Lease operations	3,652	–	19,300	10,938	–	7,829
Other assets	–	3,996,444	4,136,612	–	3,909,808	3,889,465
Other receivables	334,151	281,457	55,765	331,557	278,940	39,519
Decrease in liabilities	7,338,452	23,743,415	24,130,811	6,914,465	22,968,567	12,790,129
Deposits	–	–	11,269,626	–	–	–
Deposits received under security repurchase agreements	6,087,735	14,251,914	–	5,659,823	14,018,601	–
Funds from exchange acceptance and issue of securities	–	239,098	793,079	–	–	860,949
Interbank and interdepartmental accounts	348,186	–	116,012	352,475	–	121,187
Borrowings and onlendings	–	9,252,403	–	–	8,949,961	–
Derivative financial instruments	902,531	–	8,905	902,167	–	9,696
Other liabilities	–	–	11,943,189	–	–	11,798,297
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	2,363,481	(9,648,584)	4,734,856	2,363,574	(9,666,159)	4,704,580
CHANGES IN CASH AND CASH EQUIVALENTS:						
At the beginning of the period/year	3,464,458	15,476,523	10,741,667	3,464,089	15,493,822	10,789,242
At the end of the period/year	5,827,939	5,827,939	15,476,523	5,827,663	5,827,663	15,493,822
Increase/(Decrease) in cash and cash equivalents	2,363,481	(9,648,584)	4,734,856	2,363,574	(9,666,159)	4,704,580

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

Notes to the Financial Statements

All amounts in thousands of reals unless otherwise indicated

1 The Bank and its Operations

Banco do Brasil S.A. is a publicly listed company established under private law, with both public and private stockholders, and subject to the requirements of Brazilian corporate legislation. Its corporate purpose is to carry out all the asset, liability and accessory banking operations, to provide banking services, intermediate and originate financial transactions in various forms and perform any activity permitted to the institutions that are part of the National Finance System. The Bank also acts as an execution instrument of Brazilian Federal Government credit and finacial policies and is therefore required to carry out the functions attributed to it by law, specifically those of Art. 19 of Law 4595/1964.

2 Presentation of the Financial Statements

(a) The financial statements of Banco do Brasil S.A. have been prepared in accordance with the requirements of Law 6404/1976 and the rules and instructions issued by the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM).

The financial statements labeled "BB - Domestic and Overseas branches" include the Bank's operations in Brazil and its branches abroad. The consolidated amounts ("BB - Consolidated") also include the financial subsidiaries and the foreign special purpose entities. The balances of foreign branches and subsidiaries included in the financial statements of "BB - Domestic and Overseas branches" and "BB - Consolidated", respectively, are as follows:

	Foreign branches		Foreign branches and subsidiaries	
	12.31.2005	12.31.2004	12.31.2005	12.31.2004
Current assets	37,379,176	30,025,421	37,765,382	30,052,366
Long-term receivables	9,944,093	9,746,574	10,269,615	10,034,967
Permanent assets	143,726	188,132	169,390	218,589
Total assets	47,466,995	39,960,127	48,204,387	40,305,922
Current liabilities	37,700,869	26,329,327	36,824,823	25,207,907
Long-term liabilities	7,194,646	10,907,468	7,232,424	10,817,487
Deferred income	6,154	2,821	6,154	2,821
Stockholders' equity	2,565,326	2,720,511	4,140,986	4,277,707
Total liabilities and stockholders' equity	47,466,995	39,960,127	48,204,387	40,305,922
Net income for the year	119,829	(66,817)	234,080	10,179

All amounts in thousands of reais unless otherwise indicated

(b) The consolidated financial statements (BB - Consolidated) comprise the domestic and foreign branches and the foreign subsidiaries: Banco do Brasil - A.G. Vienna - Austria, BB - Leasing Company Ltd., Brazilian American Merchant Bank - BAMB and the domestic subsidiaries: BB - Administração de Ativos - Distribuidora de Títulos e Valores Mobiliários S.A., BB - Banco de Investimento S.A., BB - Leasing S.A. - Arrendamento Mercantil and BB - Banco Popular do Brasil S.A. In order to comply with CVM Instruction No. 408, of August 18, 2004, the following Foreign Special Purpose Entities (EPE) have been included in the consolidation: Dollar Diversified Payment Rights Finance Company and Nikkei Remittance Rights Finance Company.

The asset and liability and the income and expense accounts recording transactions between the foreign branches and subsidiaries and Banco do Brasil S.A. were eliminated on consolidation. The translation into Brazilian reais of the financial statements prepared in a foreign currency is carried out using current exchange rates, in conformity with CVM Decision 28/1986.

BB - Corretora de Seguros e Administradora de Bens S.A., BB - Administradora de Cartões de Crédito S.A., BBTUR Viagens e Turismo Ltda., COBRA Tecnologia S.A., Ativos S.A. and BB - Administradora de Consórcios S.A. were not included in the consolidation, in accordance with article 23 of CVM Instruction 247/1996, as they do not materially affect the consolidated financial statements, and Brasil Aconselhamento Financeiro S.A. was also not included because it is in liquidation. The investments in these companies were recorded on the equity method of accounting and the information required by article 20 of CVM Instruction 247/1996 and CVM Deliberation 26/1986 is presented in Notes 19 and 20, respectively.

3 Significant Accounting Practices

(a) Net income is determined on the accrual basis of accounting.

(b) The assets and liabilities in foreign currencies and those subject to indexation are adjusted in accordance with the exchange rates or official indices as of the balance sheet date and are presented at realizable values. The assets and liabilities with floating financial charges are recorded at present value, calculated pro rata based on the variations in the contractual indices. Those with fixed financial charges are recorded at future value, adjusted to reflect unearned income or unexpired expenses.

(c) The allowance for loan losses is recorded based on the parameters of CMN Resolution 2682/1999, for domestic branches and subsidiaries, as well as those abroad, taking into consideration the risks of the transactions based on consistent and verifiable criteria, supported by internal and external information, and covering all aspects established in the resolution.

(d) Securities

The securities purchased for the Bank's portfolio are recorded at the actual amount paid, including brokerage charges and fees, and are classified based on the intention of management, in three different categories:

(d.1) Trading securities: these are securities purchased to be actively and frequently traded. They are adjusted to market value on a monthly basis and increases and decreases in value are recorded in income and expense accounts for the period.

(d.2) Securities available for sale: these are securities which, although not actively and frequently traded, can be traded at any time. They are adjusted to market value on a monthly basis and increases and decreases in value are recorded, net of tax effects, in a separate stockholders' equity account.

(d.3) Securities held to maturity: these are securities that the Bank intends and has the financial capacity to hold to maturity. The financial capacity is supported by a cash flow projection that does not consider the possibility of sale of these securities. They are not adjusted to market value.

The mark-to-market methodology used for securities was established following consistent and verifiable criteria, which consider the average price of trading on the day of calculation or, if not available, pricing models that estimate the probable net realizable value.

Income accrued on the securities, irrespective of the category in which they are classified, is appropriated on a pro rata basis on the accrual basis of accounting up to the date of maturity or of final sale, on an exponential or straight-line method, based on the contractual remuneration and purchase price, and recorded directly in income for the period.

Losses with securities classified as available for sale and held to maturity, if judged not to be temporary, are recorded directly in expense for the period and a new cost basis for the asset is determined.

Upon sale, the difference between the sale amount and the cost of purchase plus accrued income is considered as a result of the transaction and is recorded on the date of the transaction as a gain or loss on securities.

(e) Derivative financial instruments

Derivative financial instruments are recorded at market value at each monthly trial balance and balance sheet date. Increases or decreases in value are recorded in income or expense accounts of the respective financial instruments.

The mark-to-market methodology used for derivative financial instruments was established following consistent and verifiable criteria, which consider the average price of trading on the date of calculation or, if not available, pricing models that estimate the probable net realizable value, according to the characteristics of the derivative.

Derivative financial instruments used to offset, in whole or in part, the risks arising from exposure to variations in financial asset or liability market values are considered hedge instruments and are classified according to their nature:

(e.1) Market risk hedge - increases or decreases in value of the financial instruments classified in this category, as well as of the item hedged, are recorded in income and expense accounts for the period.

(e.2) Cash flow hedge - the effective amount of the increases or decreases in value of the financial instruments classified in this category is recorded, net of tax effects, in a separate stockholders' equity account. The effective amount is that in which the variation of the item hedged, directly related to the corresponding risk, is offset by the variation in the financial instrument used for hedge, considering the accumulated effect of the transaction. Other variations in these instruments are recorded directly in income or expense accounts for the period.

(f) Permanent assets

(f.1) Investments are stated at cost and, when material, are recorded on the equity method of accounting.

(f.2) Property and equipment is stated at cost less depreciation calculated on the straight-line method at the following annual rates: buildings and improvements - 4%; vehicles, installations and equipment - 20%; others - 10%;

(f.3) Organization and expansion expenses recorded in deferred charges relate to: leasehold improvements in properties owned by third parties for the installation of facilities, amortized at rates based on the rental terms; cost of purchase and development of systems, amortized at the annual rate of 20%.

All amounts in thousands of reals unless otherwise indicated

(g) Vacations, paid leave and thirteenth month salaries are accrued monthly, in accordance with the period of acquisition of the right.

(h) Current benefits for existing employees are recognized on the accrual basis as the services are provided. Post-employment benefits, comprising supplementary retirement benefits, medical assistance and other benefits for which the Bank is responsible, were calculated at December 31, 2005 in accordance with criteria established by CVM Deliberation 371/2000, considering a 6.3% real annual interest rate, and are being allocated monthly in accordance with this calculation, as shown in Note 24.

(i) Corporate income tax is calculated at the basic rate of 15% plus a surcharge of 10% on taxable income above a specific limit, and the social contribution on net income is calculated at the basic rate of 9% on taxable income (Note 17(a)). Income tax and social contribution on net income tax credits are recorded in accordance with the criteria mentioned in Note 18 and are supported by a study of future realization prepared by management.

4 Interbank Investments

	Current and long-term			
	BB - Domestic and foreign branches		BB - Consolidated	
	12.31.2005	12.31.2004	12.31.2005	12.31.2004
Repurchase agreements	8,097,193	2,785,169	8,049,830	2,731,593
Sales pending settlement - own operations	1,456,851	1,010,826	1,456,851	1,010,826
Sales pending settlement - financed operations	6,640,342	1,774,343	6,592,979	1,720,767
Interbank deposits	25,474,093	18,671,487	20,887,345	13,430,698
Foreign currency deposits	2,995,136	357,190	58,748	357,190
Total	36,566,422	21,813,846	28,995,923	16,519,481

5 Securities and Derivative Financial Instruments

Securities are classified in three categories: trading securities, securities available for sale and securities held to maturity, and derivative financial instruments in derivates for trading and derivatives for hedging purposes. Trading securities are adjusted to market value and the adjustments recorded as income or expense for the period while similar adjustments for securities available for sale are recorded in a separate stockholders' equity account. Securities held to maturity are stated at cost plus income accrued in the period.

The derivative financial instruments for trading, used at the request of clients or for own account, do not comply with hedging criteria and are recorded at market value and the adjustments recorded as income or expense. Derivatives for hedging purposes are used to protect exposures to risk or to modify the characteristics of financial assets and liabilities. They are directly related to a specific transaction and are also adjusted to market value with contra-entry to income or expense as they are considered a market risk hedge.

The parameters for the calculation of market values of marketable securities and derivative financial instruments are:

. the average of the representative trading price on the day of the calculation and the daily adjustment of future market transactions reported by ANDIMA, BM&F, BOVESPA and the Brazilian Central Bank; or

. the net probable realizable value obtained through the use of curves of future interest rates, foreign exchange rates, price and currency indices, all consistent with prices in effect during the year.

All amounts in thousands of reais unless otherwise indicated

(a) **Securities**

The cost plus accrued income and market value of the securities at December 31, 2005 are as follows:

BB - domestic and foreign branches

	December 31, 2005								December 31, 2004		
	Market value					Total			Total		
Maturity in days	With no maturity	0-30	31-180	181-360	Over 360	Cost	Market value	Unrealized gain (loss)	Cost	Market value	Unrealized gain (loss)
I - Trading securities	415	389,587	--	779,858	1,844,094	3,001,397	3,013,954	--	13,094,207	13,064,879	--
Domestic	415	389,587	--	779,858	1,844,094	3,001,397	3,013,954	--	13,094,207	13,064,879	--
Financial Treasury Bills	--	--	--	--	51,224	51,192	51,224	--	9,745,442	9,743,154	--
Federal Treasury Bills	--	389,587	--	779,858	1,640,338	2,798,121	2,809,783	--	3,189,472	3,164,649	--
Federal Treasury Notes	--	--	--	--	152,532	151,659	152,532	--	145,287	142,937	--
Shares in listed companies	415	--	--	--	--	425	415	--	14,006	14,139	--
II - Securities available for sale	25,968	842,787	4,377,084	6,370,192	25,125,896	36,604,522	36,741,927	137,406	31,524,843	31,616,990	87,759
Domestic	18,143	473,669	4,170,837	6,353,918	23,803,977	34,761,616	34,820,544	58,929	29,924,136	30,002,885	74,361
Financial Treasury Bills	--	256,434	2,791,880	5,065,648	19,480,260	27,445,323	27,594,242	148,919	20,420,545	20,385,903	(34,642)
Brazilian Central Bank Notes	--	--	--	181,047	--	182,297	181,047	(1,250)	372,731	379,261	2,142
Federal Treasury Notes	--	--	--	214,263	3,174,422	3,463,224	3,388,685	(74,538)	5,234,807	5,334,331	99,524
Federal Government securities -- other	--	--	25,699	423,595	1,111,126	1,550,158	1,560,420	10,262	3,829,939	3,836,505	6,566
Debentures	--	--	--	--	30,557	31,366	30,557	(809)	26,199	26,845	646
Agricultural debt securities	--	630	1,068	5,112	7,390	16,905	14,200	(2,705)	21,177	18,241	(2,936)
Shares in investment funds	12,334	--	--	--	--	12,334	12,334	--	9,828	9,828	--
Shares in social development funds	549	--	--	--	--	1,545	549	(996)	1,545	1,689	144
Shares in listed companies	5,260	--	--	--	--	7,365	5,260	(2,105)	7,365	10,282	2,917
Rural Product Bills (Commodities)	--	216,605	1,352,190	464,253	202	2,051,099	2,033,250	(17,849)	--	--	--
Foreign	7,825	369,118	206,247	16,274	1,321,919	1,842,906	1,921,383	78,477	1,600,707	1,614,105	13,398
Eurobonds	--	103	4,871	16,239	13,842	35,194	35,055	(139)	86,896	87,321	425

All amounts in thousands of reais unless otherwise indicated

	December 31, 2005								December 31, 2004		
	Market value					Total			Total		
Maturity in days	With no maturity	0-30	31-180	181-360	Over 360	Cost	Market value	Unrealized gain (loss)	Cost	Market value	Unrealized gain (loss)
Brazilian foreign debt securities	--	369,015	17,978	35	1,260,492	1,569,345	1,647,518	78,173	1,168,488	1,182,341	13,853
Foreign debt securities – other countries	--	--	183,400	--	47,585	231,477	230,985	(492)	243,560	241,989	(1,571)
Shares in equity funds	7,824	--	--	--	--	6,890	7,824	934	9,021	9,967	946
Shares in listed companies	1	--	--	--	--	--	1	1	--	1	1
Other	--	--	--	--	--	--	--	--	92,742	92,486	(256)
III - Securities held to maturity	--	431,813	1,354,166	1,753,634	21,319,743	25,271,729	24,859,356	--	26,948,308	26,252,583	--
Domestic	--	1,609	1,353,206	1,753,634	20,537,538	24,128,636	23,645,987	--	25,848,660	25,014,627	--
Debentures	--	--	--	--	--	--	--	--	49,379	47,569	--
Financial Treasury Bills	--	--	1,343,676	1,343,658	17,869,212	20,707,535	20,556,546	--	19,651,455	19,318,148	--
Federal Treasury Notes	--	--	--	--	2,096,392	2,427,297	2,096,392	--	2,226,823	1,756,896	--
Federal Government securities – other	--	--	--	406,379	567,612	973,975	973,991	--	1,924,955	1,900,449	--
Commodities	--	561	5,693	3,597	4,322	14,624	14,173	--	1,993,128	1,988,797	--
Other	--	1,048	3,837	--	--	5,005	4,885	--	2,920	2,768	--
Foreign	--	430,204	960	--	782,205	1,143,093	1,213,369	--	1,099,648	1,237,956	--
Brazilian foreign debt securities	--	430,204	749	--	781,132	1,141,851	1,212,085	--	1,080,644	1,218,952	--
Certificates of Deposit	--	--	--	--	--	--	--	--	18,097	18,097	--
Foreign debt securities – other countries	--	--	211	--	1,073	1,242	1,284	--	907	907	-
Total	26,383	1,604,187	5,731,250	8,903,684	48,289,733	64,877,648	64,615,237	137,406	71,567,358	70,934,452	87,759

All amounts in thousands of reals unless otherwise indicated

BB - domestic and foreign branches

									December 31, 2005			December 31, 2004
					Market value				Total			Total
Maturity in days	With no maturity	0-30	31-180	181-360	Over 360	Cost	Market value	Unrealized gain (loss)		Cost	Market value	Unrealized gain (loss)
Total by portfolio	26,383	1,664,187	5,731,250	8,903,684	48,289,733	64,877,648	64,615,237	137,406		71,567,358	70,934,452	87,759
(a) Own portfolio	26,383	1,571,204	4,689,243	7,578,312	22,462,786	36,490,311	36,327,928	110,546		25,533,552	25,178,589	56,757
(b) Subject to repurchase agreements	--	92,983	924,804	1,248,175	22,333,691	24,698,412	24,599,653	27,608		43,822,038	43,358,824	30,979
(c) Deposits with the Brazilian Central Bank	--	--	85,051	--	3,172,854	3,258,971	3,257,905	(773)		1,980,026	1,949,287	--
(d) Pledged in guarantee	--	--	32,152	77,197	320,402	429,954	429,751	25		451,742	447,752	23

BB - domestic and foreign branches

						December 31, 2005		December 31, 2004	
					Market value		Total		Total
Maturity in years	With no maturity	Due in up to one year	Due from 1 to 5 years	Due from 5 to 10 years	Due after 10 years	Cost	Market value	Cost	Market value
Total by category	26,383	18,299,121	41,806,685	6,019,574	483,574	64,877,648	64,615,237	71,567,358	70,934,452
I - Trading securities	415	1,169,445	1,844,094	--	--	3,001,397	3,013,954	13,094,207	13,064,879
II - Securities available for sale	25,968	11,590,063	24,368,079	294,243	483,574	36,604,522	36,741,927	31,524,843	31,616,990
III - Securities held to maturity	--	3,539,613	15,594,412	5,725,331	--	25,271,729	24,859,356	26,948,308	26,252,583

All amounts in thousands of reais unless otherwise indicated

The portfolio after marking-to-market is as follows:

	December 31, 2005		December 31, 2004	
		% of the total portfolio		% of the total portfolio
Total by category	65,027,610	100%	71,630,177	100%
I - Trading securities	3,013,954	5%	13,064,879	18%
II - Securities available for sale	36,741,927	56%	31,616,990	44%
III - Securities held to maturity	25,271,729	39%	26,948,308	38%

All amounts in thousands of reais unless otherwise indicated

BB - Consolidated

	Market value					December 31, 2005			December 31, 2004		
Maturity in days	With no maturity	0 - 30	31 - 180	181 - 360	Over 360	Cost	Market value	Total Unrealized gain (loss)	Cost	Market value	Total Unrealized gain (loss)
I - Trading securities	415	400,050	525	831,571	1,844,094	3,064,807	3,076,655	--	13,192,199	13,162,606	--
Domestic	415	389,587	--	779,858	1,844,094	3,001,397	3,013,954	--	13,146,107	13,116,783	--
Financial Treasury Bills	--	--	--	--	51,224	51,192	51,224	--	9,797,342	9,795,058	--
Federal Treasury Bills	--	389,587	--	779,858	1,640,338	2,798,121	2,809,783	--	3,189,472	3,164,649	--
Federal Treasury Notes	--	--	--	--	152,532	151,659	152,532	--	145,287	142,937	--
Shares in listed companies	415	--	--	--	--	425	415	--	14,006	14,139	--
Foreign	--	10,463	525	51,713	--	63,410	62,701	--	46,092	45,823	--
Eurobonds	--	446	117	33,119	--	33,947	33,682	--	18,593	18,197	--
Brazilian foreign debt securities	--	10,017	408	18,594	--	29,463	29,019	--	24,016	24,147	--
Foreign debt securities - other countries	--	--	--	--	--	--	--	--	3,483	3,479	--
II – Securities available for sale	695,021	843,665	4,434,924	6,370,192	25,488,280	37,623,957	37,832,082	208,126	32,656,848	32,790,243	129,006
Domestic	651,206	474,547	4,227,548	6,353,918	24,017,093	35,627,225	35,724,312	97,088	30,905,786	31,019,850	109,675
Financial Treasury Bills	--	256,434	2,814,524	5,065,648	19,480,280	27,467,962	27,616,886	148,924	20,420,545	20,385,903	(34,642)
Brazilian Central Bank Notes	--	--	--	181,047	--	182,296	181,047	(1,249)	372,731	379,261	2,142
Federal Treasury Notes	--	--	--	214,263	3,174,422	3,463,223	3,388,685	(74,537)	5,234,807	5,334,331	99,526
Federal Government securities – other	--	--	25,699	423,595	1,111,126	1,550,158	1,560,420	10,262	3,829,939	3,836,505	6,566
Debentures	--	--	32,385	--	231,793	263,668	264,178	510	109,373	110,112	738
Agricultural debt securities	--	630	1,068	5,112	7,390	16,905	14,200	(2,705)	21,177	18,241	(2,937)
Shares in investment funds	15,863	--	--	--	8,731	24,374	24,594	220	9,833	9,833	--
Shares in social development funds	549	--	--	--	--	10,321	549	(9,772)	10,321	1,689	(8,633)
Shares in listed companies	448,694	--	--	--	--	400,975	448,694	47,719	403,740	478,942	75,202
Shares in privately-held companies	2,986	--	--	--	--	2,749	2,986	237	--	--	--
Shares in equity funds	183,114	--	--	--	3,149	190,134	186,263	(3,871)	189,099	166,845	(22,254)
Rural Product Bills (Commodities)	--	216,983	1,353,247	464,253	202	2,052,528	2,034,685	(17,843)	295,919	297,466	1,547
Securities in special status company	--	--	--	--	--	808	--	(808)	808	--	(808)
Other	--	500	625	--	--	1,124	1,125	1	7,494	722	(6,772)
Foreign	43,815	369,118	207,376	16,274	1,471,187	1,996,732	2,107,770	111,038	1,751,062	1,770,393	19,331
Eurobonds	--	103	4,871	16,239	13,842	35,194	35,055	(139)	86,896	87,321	425

END